UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange
Act of 1934
For the month of May, 2006
Commission File Number 001-14487
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of Registrant’s name in English)
Rua Humberto de Campos 425, 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

     On May 11, 2006, our parent company, Telemar Participações S.A., filed a registration statement on Form F-4 (Registration No. 333-133992) with the Securities Exchange Commission relating to the previously disclosed corporate restructuring and stock swap. The prospectus included in the registration statement includes our audited consolidated financial statements for the year ended December 31, 2005 and management’s discussion and analysis of financial condition and results of operations. This prospectus is attached as an exhibit hereto.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: May 11, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By: /s/ Jose Luis Magalhaes Salazar

Name: Jose Luis Magalhaes Salazar
Title: Investor Relations Officer

2

The information in this preliminary prospectus is not complete and may be changed. Telemar Participações S.A. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	May 11, 2006

6,466,338,038 Shares
TELEMAR PARTICIPAÇÕES S.A.
Common Stock

As part of a proposed corporate restructuring, Tele Norte Leste Participações S.A., or TNL, will ask its shareholders to approve a corporate transaction under Brazilian corporate law known as an incorporação de ações, which we refer to as the stock swap, subject to certain conditions described in this prospectus. If the stock swap is consummated, TNL shareholders (other than Telemar Participações S.A., or TmarPart) will exchange their TNL shares for newly issued TmarPart common shares, causing TNL to become a wholly-owned subsidiary of TmarPart.
The stock swap is conditioned upon completion of a secondary public offering of 997,457,175 common shares owned by certain of TmarPart’s current shareholders at a price per share within the range of R$2.69 to R$2.98. The stock swap will close simultaneously with the secondary public offering. Offers and sales with respect to the secondary offering are being conducted pursuant to a separate prospectus.
If the stock swap is completed, TNL common shareholders will receive 41.5145 TmarPart common shares for each TNL common share they hold, TNL preferred shareholders will receive 15.7897 TmarPart common shares for each TNL preferred share they hold and holders of TNL American Depositary Shares, or ADSs, will receive 7.8948 TmarPart ADSs for each TNL ADS they hold. Based on these exchange ratios and the lower threshold of the price range for the secondary offering set forth above, the implied value of one share of TNL common stock is R$111.67, and the implied value of one share of TNL preferred stock or one TNL ADS is R$42.47 or US$20.63 (based on an exchange rate of R$2.0587 per US$1.00). At the close of business on May 8, 2006, the price per share of TNL common stock on the Bolsa de Valores de São Paulo, the São Paulo Stock Exchange, or BOVESPA, was R$83.00 and the price per TNL ADS on the New York Stock Exchange, or NYSE, was US$18.23.
TmarPart will apply to list its common shares on the Novo Mercado segment of the BOVESPA, under the symbol “OIOI3.” The TmarPart common shares to be issued in the stock swap for TNL preferred shares represented by TNL ADSs will be represented by TmarPart ADSs and will be listed on the NYSE under the symbol “KOI.”
An extraordinary general shareholders’ meeting of TNL shareholders will be held at TNL’s principal executive offices at Rua Humberto de Campos 425, 8° andar, 22430-190, Rio de Janeiro, RJ, Brazil on                     , 2006 at      :00 a.m., local time, to consider and vote upon the stock swap as described in this prospectus.
Under TNL’s by-laws, holders of TNL preferred shares and, consequently, TNL ADSs, do not have the right to vote on the stock swap. Nonetheless, TmarPart’s current shareholders have agreed to vote as instructed by the minority shareholders of TNL, including TNL’s common shareholders, TNL’s preferred shareholders and TNL’s ADS holders. As a result, at the extraordinary shareholders’ meeting, the Board of Directors of TNL will conduct an “advisory vote” of all of TNL’s minority shareholders as described in this prospectus.
NEITHER TMARPART NOR TNL IS ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND TMARPART OR TNL A PROXY.
Investing in TmarPart’s common shares or ADSs involves a high degree of risk. Before making your investment decision, you should carefully read the discussion of material risks of investing in Tmar Part’s common shares or ADSs in “Risk factors” beginning on page 24 of this prospectus.
Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated                     , 2006 and is expected to be first made available to TNL shareholders on or about that date.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. This prospectus is offering only our common shares to be issued in connection with the stock swap (as described herein). This prospectus is not an offer to sell any other securities, including any other securities to be offered pursuant to the other corporate restructuring transactions described herein. The secondary offering described herein is being conducted pursuant to a separate prospectus. We are offering shares of our common stock pursuant to the stock swap only in jurisdictions where permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of closing of the stock swap and delivery of our common shares pursuant thereto.

We have filed with the SEC a registration statement on Form F-4 (Registration No. 333-          ) with respect to the securities we are offering pursuant to the stock swap. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits

i

and schedules thereto, is on file at the office of the SEC and may be inspected without charge. Our SEC filings are also available to the public at the SEC website at www.sec.gov.
You may also obtain this information without charge by writing or telephoning us, care of TNL, at the following address and phone number: Rua Humberto de Campos 425, 8° andar, 22430-190, Rio de Janeiro, RJ, Brazil, +55 21 3131-1208. To obtain timely delivery, you must request this information no later than five business days before the date you vote your shares or ADS or otherwise make your investment decision. Therefore, you must request this information no later than                     , 2006.
Throughout this prospectus, references to “we”, “us”, “our”, “the company” or “TmarPart” are to Telemar Participações S.A. and its consolidated subsidiaries as a combined entity, except where it is made clear that such terms only mean the parent company; references to “TNL” are to Tele Norte Leste Participações S.A. and its consolidated subsidiaries as a combined entity, except where it is made clear that such terms only mean the parent company; and references to “Tmar” are to Telemar Norte Leste S.A. and its consolidated subsidiaries as a combined entity.
References to “real”, “reais” or “R$” are to the legal currency of Brazil, and references to “U.S. dollars” or “US$” are to the legal currency of the United States.

ii

Special note regarding forward-looking statements
This prospectus includes forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. These forward-looking statements include, but are not limited to: (1) statements about the benefits of the proposed corporate restructuring to us and to TNL’s shareholders, including statements that the proposed restructuring will facilitate access to capital markets, increase financing resources and increase the potential liquidity of the TmarPart common shares, (2) statements about current conditions and future trends in our industry and (3) statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, budgets, competitive position, growth opportunities, benefits from new technology, plans and objectives of our management and other matters.
These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•	competition in the Brazilian telecommunications sector;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs;

•	the Brazilian government’s telecommunications policies and changes or developments of the regulations of Agência Nacional das Telecomunicações, the Brazilian National Telecommunications Agency, or Anatel, applicable to our company;

•	cost and availability of financing;

•	general level of demand for, and changes in the market prices of, our products and services;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific states in which we operate;

•	inflation and fluctuation in exchange rates; and

•	legal and administrative proceedings to which we are a party.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospects. See “Where you can find additional information.”

iii

Questions and answers about the stock swap and corporate restructuring
The following are some questions that you, as a shareholder of TNL, may have regarding the stock swap and the related corporate restructuring and brief answers to those questions. We urge you to read carefully the remainder of this prospectus, including the registration statement of which this prospectus is a part and the documents attached to this prospectus, because the information in this section does not provide all the information that might be important to you with respect to the stock swap.
Q:  What is the proposed stock swap?

A:	As part of the proposed corporate restructuring, TmarPart and TNL will ask their shareholders to approve a corporate transaction under Brazilian corporate law known as an incorporação de ações, which we refer to as the stock swap. In this transaction, TNL’s common shareholders will receive 41.5145 TmarPart common shares for each TNL common share they hold, TNL’s preferred shareholders will receive 15.7897 TmarPart common shares for each TNL preferred share they hold and TNL’s ADS holders will receive 7.8948 TmarPart ADSs (each TmarPart ADS represents two TmarPart common shares) for each TNL ADS they hold.

The stock swap is conditioned upon completion of a secondary public offering, which we refer to as the secondary offering, of 997,457,175 TmarPart common shares owned by certain of TmarPart’s current shareholders (not including the underwriters’ over-allotment option), representing 10.1% of TmarPart’s outstanding common shares following the stock swap. The stock swap will close simultaneously with the secondary offering, but will only be implemented if the price per common share in the secondary offering is within the range of R$2.69 to R$2.98.

Based on the exchange ratios and lower threshold of the price range for the secondary offering set forth above, the implied value of one TNL common share is R$111.67, and the implied value of one TNL preferred share or one TNL ADS is R$42.47 or US$20.63 (based on an exchange rate of R$2.0587 per US$1.00). At the close of business on May 8, 2006, the price per TNL common share on the BOVESPA was R$83.00 and the price per TNL ADS on the NYSE was US$18.23.

The following table sets forth exchange ratios for TmarPart and TNL shareholders in the stock swap:

						Direct equity
		Current direct			Number of	interest in
	Number of	and indirect			TmarPart	TmarPart
	outstanding	equity interest	Exchange		shares post	post stock
	shares	in TNL(1)	ratio(2)		stock swap(2)	swap

	(in thousands				(in thousands)
TmarPart’s current shareholders
TmarPart ON	3,432,901	17.9%	—	(3)	3,432,901	34.7%	(4)
TNL minority shareholders
TNL ON	58,870	15.4%	41.5145		2,443,948	24.7%
TNL PN	254,748	66.7%	15.7897		4,022,391	40.6%
Total					9,899,240

       ON:  common shares
       PN:  preferred shares

Questions and answers about the stock swap and corporate restructuring

(1)	Percentages shown do not reflect the relative fair market values of the interests in TNL. Please refer to “Restructuring documents— Rothschild valuation” and “Annex B— Valuation report of Rothschild” for information as to fair market values.

(2)	Simultaneously with the pricing of the secondary offering, we will conduct a 10:1 reverse stock split, which is not reflected in these ratios and amounts.

(3)	TmarPart’s current shareholders are not exchanging shares, they will retain their current shares.

(4)	Following the secondary offering, 2,375 million shares will be held by TmarPart’s current shareholders, which equals 24.0% of our outstanding common shares following the stock swap.
Q:  How were the exchange ratios determined?

A:	The exchange ratios were determined by our and TNL’s officers, based on discussions with their advisors, as well as the information contained in the Corporate Restructuring Valuation Report prepared by N M Rothschild & Sons (Brasil) Ltda., which we refer to as the Rothschild valuation. This answer is qualified in its entirety by reference to “The restructuring documents—Rothschild valuation” and “Annex B— Valuation report of Rothschild.” You should be aware that a portion of Rothschild’s fee is contingent upon the successful completion of the stock swap and that Rothschild is also advising the TmarPart shareholders in connection with the secondary offering.

In conducting the valuation, Rothschild first derived the enterprise value of Tmar, using a discounted cash flow analysis. Tmar’s total equity value was determined by subtracting its net debt from this enterprise value. Rothschild then valued the Tmar preferred shares by using their current market price, plus a premium, which was based on the average premium in tender offers in Brazil for preferred shares of other issuers with comparable liquidity (which Rothschild determined to be 25%). The value of Tmar’s common shares was derived by subtracting the value of Tmar’s preferred shares from Tmar’s total equity value. Finally, the value of the Tmar common shares held by the minority shareholders (those shares not held by TNL) were derived by assuming those shares would receive 80% of the price per share paid to the controlling shareholders (based on a provision of the Brazilian corporate law that gives minority common shareholders that price threshold in a mandatory tender offer following a change of control transaction).

To summarize, the valuation of the various Tmar shares (preferred, minority common and control common) was determined as follows:

1.	Tmar total equity value = Tmar enterprise value - net debt;

2.	Tmar preferred equity value = market value of Tmar preferred equity + premium;

3.	Tmar common equity value = Tmar total equity value - Tmar preferred equity value; and

4. Price per common share (control) =	Tmar common equity value ________________________________________________ no. of control shares + (80% of no. of minority shares)

The enterprise value of TNL was determined based on its shareholdings (preferred and controlling common shares), and, as with Tmar, the equity value of TNL was determined by subtracting TNL’s net debt from this enterprise value. The value of the different equity interests of TNL (preferred, controlling common and minority common) was determined in the same manner as for the Tmar shares. The exchange ratios for the stock swap were determined based on the relative values for each different equity interest.

Questions and answers about the stock swap and corporate restructuring

Q:	Which of TmarPart’s current shareholders will take part in the secondary offering.

A:	L.F. Tel. S.A., Asseca Participações S.A. and AG Telecom Participações S.A., which collectively own 1,058,191,770 of our common shares will sell their shares pro rata in the secondary offering. Following the secondary offering, assuming the sale of all of the shares owned by these shareholders, TmarPart’s current shareholders will hold 24.0% of us.

Q:	What will happen to TmarPart’s current shareholders that do not participate in the secondary offering?

A:	TmarPart’s current shareholders that do not participate in the secondary offering will cease to own a controlling interest in TmarPart, and hence cease to control TNL, after the stock swap and secondary offering. Certain of TmarPart’s current shareholders are parties to two shareholders’ agreements that address, among other things, voting rights at TmarPart shareholders’ meetings, rights of first refusal and preemptive rights. These shareholders’ agreements will be terminated as a condition to the consummation of the stock swap and secondary offering.
TmarPart’s bylaws will also contain a provision that limits the voting rights of any shareholder or group of shareholders of up to 10% of the company’s total capital stock. See “Description of TmarPart’s capital stock.”

Q:	What other transactions are contemplated as part of the proposed restructuring?

A:	It is expected that, simultaneously with the pricing of the secondary offering, TmarPart will conduct a 10:1 reverse stock split.
After the consummation of the stock swap and secondary offering, we currently intend to complete the following additional steps related to Tmar’s capital structure as part of the corporate restructuring:

„	the voluntary conversion of Tmar preferred shares into Tmar common shares at the exchange ratios set forth in the Rothschild valuation;

„	at our discretion, the redemption of any unconverted Tmar preferred shares in accordance with the terms of those securities; and

„	the voluntary migration of Tmar common shareholders to TmarPart.

Questions and answers about the stock swap and corporate restructuring

Q:	What will be our capital structure after the corporate restructuring?

A:	The following chart sets forth (1) our current capital structure, (2) our expected capital structure after completion of the stock swap and secondary offering and (3) our expected capital structure after completion of the remainder of the corporate restructuring (primarily related to Tmar):

(1)	Assumes all Tmar minority shareholders migrate to TmarPart.

Q:	Why has TmarPart decided to propose the corporate restructuring?

A:	The proposed corporate restructuring is intended to simplify our capital structure and thereby improve our access to capital markets and increase financing resources. The Board of Directors of TNL believes that the proposed restructuring will also benefit TNL shareholders through:

„	the relinquishment of control by TmarPart’s current shareholders, as discussed above, in favor of all of our shareholders following the stock swap;

„	an increase in the liquidity of the shares to be received by TNL shareholders in the stock swap resulting from the grouping of all of TNL’s and TmarPart’s current shareholders and the expected dispersed ownership of such shares, which should further increase upon completion of the remainder of the corporate restructuring;

„	the extension of tag along rights to all our shareholders at 100% of the price per share paid in any transaction resulting in the acquisition of control of us (as opposed to the 80% required by Brazilian law); and

„	the adoption of enhanced corporate governance practice standards, including (1) the requirement that the majority of our board be independent, (2) the limitation of voting rights of any shareholder or group of shareholders of up to 10% of the company’s total capital stock and (3) the additional standards required for listing on the Novo Mercado, such as the extension of voting rights to all our shareholders.

Questions and answers about the stock swap and corporate restructuring

Q:	What will happen to my TNL common or preferred shares or TNL ADSs?

A:	As a result of the stock swap, TNL common and preferred shares will be exchanged for TmarPart common shares, and TNL ADSs, representing TNL preferred shares, will be exchanged for TmarPart ADSs, representing TmarPart common shares, as follows:

„	each TNL common share (other than common shares held by TmarPart) will be exchanged for 41.5145 TmarPart common shares;

„	each TNL preferred share will be exchanged for 15.7897 TmarPart common shares; and

„	each TNL ADS, each of which represents one TNL preferred share, will be exchanged for 7.8948 TmarPart ADSs, each of which will represent two TmarPart common shares.

It is expected that, simultaneously with the pricing of the secondary offering, TmarPart will conduct a 10:1 reverse stock split, which is not reflected in these ratios.

We will not issue fractional common shares or ADSs. Instead, each TmarPart fractional share (including those representing fractional TmarPart ADSs) will be retained by us and sold on behalf of the holder of such fractional share or ADS, the value of which will be distributed by us to such holder.

Q:	What are the conditions to the stock swap?

A:	The following conditions must be met before the stock swap is consummated:

„	the stock swap must be approved by a majority of the common shareholders of TmarPart and TNL at their respective general shareholders’ meetings;

„	a minimum of 997,457,175 TmarPart common shares (not taking into account the effects of the proposed 10:1 reverse stock split) must be sold in the secondary offering at no less than R$2.69 per share;

„	Contax Participações S.A., or Contax, our contact center subsidiary, must be spun-off from us;

„	our shares must be listed on the Novo Mercado and our ADSs listed on the NYSE;

„	the TmarPart shareholders’ agreements must be terminated; and

„	Anatel must approve the transaction.

Q:	When and where is the TNL extraordinary general shareholders’ meeting to approve the stock swap?

A:	The TNL extraordinary general shareholders’ meeting to approve the stock swap will be held on, , 2006 at :00 a.m., local time, at TNL’s principal executive offices at Rua Humberto de Campos, 425, 8° andar, 22430-190, Rio de Janeiro, RJ, Brazil.

Q:	Will holders of TNL preferred shares (including ADSs representing preferred shares) be entitled to vote at the extraordinary general shareholders’ meeting?

A:	Under TNL’s bylaws, holders of TNL preferred shares and, consequently TNL ADSs, do not have the right to vote on the stock swap. Nonetheless, TmarPart’s current shareholders have agreed to vote in accordance with the result of the vote by the minority shareholders of TNL, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders. As a result, at the extraordinary shareholders’ meeting, the Board of Directors of TNL will conduct an “advisory vote” of all of TNL’s minority shareholders in respect of the stock swap.

In the advisory vote, all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders (voting through The Bank of

Questions and answers about the stock swap and corporate restructuring

New York, the depositary for the TNL ADSs), will be asked to consider whether they would reject the stock swap. TmarPart and the directors and executive officers of TNL will not take part in this vote. If more than a majority of the outstanding minority shares (including the TNL minority common shares, TNL preferred shares and TNL ADSs) vote to reject the stock swap, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such vote being conditioned upon completion of the secondary offering and the other conditions as described herein.

Q:	What vote is required to approve the stock swap at the TNL extraordinary general shareholders’ meeting?

A:	The stock swap must be approved by a majority of the outstanding common shares of TNL. Based on its current holdings of 53.8% of the outstanding common shares of TNL, TmarPart alone has the required voting power to approve the stock swap.

If more than 50% of the outstanding minority shares (including the TNL minority common shares, TNL preferred shares and TNL ADSs) vote to reject the stock swap in the advisory vote, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such vote being conditioned upon completion of the secondary offering and the other conditions as described herein.

Q:	How will the vote for the approval of the stock swap be conducted at the TNL extraordinary general shareholders’ meeting?

A:	As noted above, under TNL’s bylaws, holders of TNL’s preferred shares and, consequently TNL’s ADSs, do not have the right to vote on the stock swap. Nonetheless, TmarPart’s current shareholders have agreed to vote in accordance with the result of the vote by the minority shareholders of TNL, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders. As a result, at the extraordinary shareholders’ meeting, the Board of Directors of TNL will conduct an “advisory vote” of all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders, in respect of the stock swap.

The vote for approval of the stock swap will be conducted via two votes. The first vote is the “advisory vote” in which the minority shareholders (including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders) will instruct TmarPart as to whether they would reject the stock swap. The second vote is the vote that is required under Brazilian corporate law to approve (1) the stock swap (which requires that the stock swap be approved by a majority of the outstanding common shares) and (2) the other items ancillary to the stock swap that require shareholder approval.

In the advisory vote, all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders (voting through The Bank of New York, the depositary for the TNL ADSs), will be asked to consider whether they would reject the stock swap. TmarPart and the directors and executive officers of TNL will not take part in this vote. If more than a majority of the outstanding minority shares vote to reject the stock swap, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such votes being conditioned upon completion of the secondary offering and the other conditions as described herein.

If the stock swap is approved by the TNL shareholders, an extraordinary shareholders’ meeting of TmarPart will be convened in order to approve the stock swap and other items ancillary to the stock swap that require shareholder approval. As a Brazilian corporate formality, a second

Questions and answers about the stock swap and corporate restructuring

TmarPart extraordinary shareholders’ meeting is required to be held after the secondary offering is priced in order to approve the valuation reports, which is required to complete the stock swap.

Q:	What is the record date for the TNL extraordinary general shareholders’ meeting?

A:	Only TNL’s common and preferred shareholders of record as of the close of business, local time on , 2006 will be entitled to attend and vote at the TNL extraordinary general shareholders’ meeting. In the case of TNL’s ADS holders, only those persons who hold ADSs as of the close of business, local time, on , 2006 will be entitled to instruct The Bank of New York as to how to vote at the TNL extraordinary general shareholders’ meeting.

Q:	Do I have to attend the TNL extraordinary general shareholders’ meeting in person to vote?

A:	TNL’s common and preferred shareholders must attend the TNL extraordinary general shareholders’ meeting in person or by proxy in order to vote. TNL’s ADS holders are not entitled to attend the meeting. Instead, The Bank of New York will vote as instructed by the holders of the ADSs. See “—As a holder of TNL ADSs, how do I vote?” and “TNL extraordinary general shareholders’ meeting” for further details.

Q:	As a holder of TNL ADSs, how do I vote?

A:	As a holder of TNL ADSs, you are not entitled to attend the TNL extraordinary general shareholders’ meeting in person, but instead you will be represented at the meeting by The Bank of New York as the depositary of TNL ADSs. The depositary will separately send you information related to your vote. You should provide the depositary with timely voting instructions in accordance with that information with respect to the preferred shares represented by your TNL ADSs to enable the depositary to vote such shares represented by TNL ADSs at the TNL extraordinary general shareholders’ meeting.

If you do not provide the depositary with voting instructions, it will not vote your shares. Because TmarPart’s current shareholders will only vote to reject the stock swap if a majority of the outstanding minority shares vote against the stock swap in the advisory vote, any such non-vote will essentially be treated as a vote in favor of the stock swap.

The depositary has set p.m. (New York City time) on , 2006 as the date for determining those holders of TNL ADSs entitled to provide voting instructions. See “TNL extraordinary general shareholders’ meeting— Vote by holders of TNL ADSs” and “Specific considerations for holders of TNL ADSs.”

Q:	Do I have appraisal rights in connection with the stock swap?

A:	Under Brazilian corporate law, holders of TNL preferred shares and TNL ADSs are not entitled to appraisal rights in connection with the corporate restructuring because TNL preferred shares meet certain liquidity and dispersion thresholds set forth in the Brazilian corporate law that eliminate appraisal rights that would have otherwise been available. See “The transaction— Appraisal rights.”

Holders of record of TNL common shares at the close of business, local time, on April 17, 2006, the date of the first announcement of the stock swap, are entitled to exercise appraisal or withdrawal rights (direito de recesso or retirada), in connection with the stock swap.

Questions and answers about the stock swap and corporate restructuring

If you held TNL common shares of record at the close of business, local time, on April 17, 2006, you will have the right to elect to receive, instead of the TmarPart common shares to be issued in the stock swap, an amount in cash per share equal to the greater of: (1) the net equity value per common share of TNL determined in accordance with Brazilian GAAP as of December 31, 2005 (provided that you may request a special balance sheet be prepared) or (2) a notional net worth of TNL determined using the methodology described in the Valuation Report prepared by Apsis Consultoria Empresarial Ltda., an independent appraisal firm hired by TNL to conduct this analysis, dated as of April 20, 2006. See “The restructuring documents— Apsis valuation report.” If all of TNL’s minority common shareholders exercise their appraisal rights, TNL would be required to pay R$2,374 million to such holders in the aggregate.

If you have appraisal rights, you must exercise your rights within 30 days of the publication of the minutes of the second TmarPart extraordinary general shareholders’ meeting. We refer to this as the appraisal rights period, after which your rights will lapse. You cannot exercise your appraisal rights if you vote in favor of the corporate restructuring. See “The transaction— Appraisal rights” for information on how to exercise your appraisal rights.

Q:	Can the stock swap be unwound?

A:	No, the management has agreed not to exercise any rights to unwind the stock swap. Under Brazilian corporate law, if the management of TmarPart believed that the total value of the appraisal rights exercised by holders of TNL common shares could put the financial stability of TNL at risk, and indirectly TmarPart, management could, within ten days after the end of the appraisal rights period, call an extraordinary general shareholders’ meeting of TmarPart shareholders to unwind the stock swap. Management has agreed, however, that they will not exercise this right to unwind.

Q:	As a holder of TNL common or preferred shares, what should I do to receive my TmarPart common shares?

A:	As a holder of TNL common or preferred shares, you will not need to do anything to receive your TmarPart common shares issued in the stock swap. Upon the effectiveness of the stock swap, all of TNL common and preferred shares will automatically be exchanged for TmarPart common shares. As TNL shares are registered in book-entry form and TmarPart common shares will be registered in book-entry form, entries will be made by Banco do Brasil S.A., the registrar of the TNL and TmarPart share registries, in the TmarPart share registry to evidence the TmarPart common shares issued in the stock swap. Holders of TNL’s common or preferred shares will not receive certificates evidencing TmarPart common shares. After the stock swap is completed, the registrar of the TmarPart share registry will provide a statement of shareholding to each registered holder of TmarPart common shares confirming their ownership of TmarPart common shares.

Questions and answers about the stock swap and corporate restructuring

Q:	As a holder of TNL’s ADSs, what should I do to receive my TmarPart ADSs?

A:	If you are a registered holder of TNL ADSs, you will need to surrender your TNL ADSs and pay the fees and expenses of the TNL depositary and the TmarPart depositary to receive TmarPart ADSs. If you are not a registered holder of your TNL ADSs but hold your TNL ADSs in “street name” through a broker, bank, custodian or other nominee, you will not need to take any action unless your broker, bank, custodian or other nominee informs you otherwise.

Q:	Will I have to pay brokerage commissions?

A:	You will not have to pay brokerage commissions if your shares or ADSs are registered in your own name.

Q:	Who can help answer my questions?

A:	If you have any questions about the proposed stock swap or corporate restructuring, you should contact:

Tele Norte Leste Participações S.A.
Rua Humberto de Campos 425, 8° andar
22430-190, Rio de Janeiro
Rio de Janeiro, Brazil
Attention: Investor Relations
Telephone (Brazil): +55 21 3131-1208
Email: invest@telemar.com.br

Prospectus summary
The following summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the stock swap and the other transactions that comprise the corporate restructuring more fully, you should read this entire prospectus carefully, including the registration statement of which this prospectus is a part and the documents attached to this prospectus. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing in this prospectus, including TmarPart’s and TNL’s audited consolidated financial statements and the accompanying notes.
OVERVIEW OF THE TELEMAR COMPANIES (page 100)
We are the leading communications services provider in Region I of Brazil, offering an integrated communications product package that includes traditional fixed-line, mobile, broadband/ ISP and other services to consumers, small and midsize business users and government bodies. In 2005, over 98% of our consolidated revenues were generated through our operations in the stable fixed-line sector and the rapidly growing data and mobile market. The 16 Brazilian states that comprise Region I have a combined population of 99.2 million, representing 55% of the Brazilian population, and according to Instituto Brasileiro de Geografia e Estatística, or IBGE, comprising approximately 41% of the country’s overall GDP.
Our integrated product portfolio, significant scale and leading market position, the favorable growth and demographic conditions in Region I, together with a healthy balance between the stable and high growth sectors in which we operate, provide us with a strong framework for meeting our operating and strategic objectives.
We provide our traditional fixed-line business, which includes local, long-distance, public telephone and network services, in Region I pursuant to concessions from the Brazilian government. This business is marketed under our Telemar brand name and is currently the largest in South America (based on the total number of lines in service). Our 14.7 million digitally capable fixed-lines in service (as of March 31, 2006) maintain our long-standing status as the dominant wireline provider in Region I with an estimated market share of over 95% (calculated as a percentage of total fixed-lines in service). For the year ended December 31, 2005, this business segment, characterized as highly stable with a predictable and recurring revenue stream, generated R$18.9 billion of revenue, translating into a contribution of 78.4% of our consolidated revenue and a 4.0% increase over the prior year.
Utilizing the GSM technology platform, our mobile telecommunications business is marketed in Region I under our Oi brand name. With 11.2 million mobile subscribers (as of March 31, 2006), we reaffirmed our position as the leading mobile provider in Region I with an estimated market share of 27.2% (calculated as a percentage of total mobile subscribers). For the year ended December 31, 2005, this business segment, characterized by high growth and low penetration, generated R$2.8 billion of revenue, translating into a contribution of 11.4% of our consolidated revenue and a 30.4% increase over the prior year.
Our broadband services business, utilizing ADSL technology, is marketed under our Velox brand name. As of March 31, 2006, we had approximately 900,000 broadband subscribers representing 6.0% penetration (calculated as a percentage of our total fixed-lines in service). We believe we are the largest provider of broadband services in Region I. For the year ended December 31, 2005, broadband revenue increased 73.8% compared to the same period in 2004.
We also provide voice and data services to corporate customers throughout Brazil via our own networks in Region I and in São Paulo, and via cooperative arrangements with other network operators in the balance of Brazil.

Prospectus summary

Telemar Participações S.A. Praia de Botafogo 300, 11° andar, sala 1101 (parte) 22250-040, Rio de Janeiro Rio de Janeiro, Brazil Telephone: +55-21-3873-9000
TmarPart was formed as a closely-held company under Brazilian law in July 1997, to serve as an acquisition vehicle for our shareholders. TmarPart is a holding company whose primary asset is its equity interest in TNL. Currently, TmarPart owns 53.8% of the outstanding common shares and 17.9% of all of the outstanding equity of TNL. For more information as to fair market values, please refer to “Annex B— Valuation report of Rothschild.” Upon the consummation of the stock swap, TmarPart will be listed on the Novo Mercado under the symbol “OIOI3” and on the NYSE under the symbol “KOI.”
TmarPart also owns 53.8% of the outstanding common shares of Contax. Contax is a provider of outsourced contact center services in Brazil. Contax was previously a wholly-owned subsidiary of TNL that was spun-off from TNL on December 29, 2004. The consummation of this spin-off occurred in August 2005 with the delivery of Contax’s shares to shareholders of TNL, including TmarPart. Nevertheless, Contax financial statements ceased being consolidated into TNL’s financial statements as of January 1, 2005 following approval by TNL’s shareholders at a shareholders’ meeting held on December 29, 2004. As a condition to the closing of the stock swap and the secondary offering, TmarPart will spin-off its interest in Contax.
TmarPart is the controlling shareholder of regulated companies of the Brazilian telecommunications industry, which operate under concessions and licenses granted by the federal government. The companies controlled by TmarPart provide fixed-line telephony, mobile and broadband telecommunications services, which are subject to the regulations set forth by Anatel. Therefore, investors in TmarPart’s must respect the rules and regulations established under Brazilian telecommunications legislation (including Anatel’s Resolution No. 101/99, which approved the Regulation for Identifying Control and Transfer of Control of Companies Providing Telecommunications Services). Anatel is allowed to monitor the telecommunications industry and pursue violations to the legal limitations regarding cross ownership, economic concentration and free competition in the telecommunications industry.

Prospectus summary

Tele Norte Leste Participações S.A. Rua Humberto de Campos 425, 8° andar 22430-190, Rio de Janeiro Rio de Janeiro, Brazil Telephone: +55 21 3131-1208
TNL is a listed corporation (sociedade anônima) incorporated in May 1998 under Brazilian law. TNL’s primary asset is its interest in Tmar. TNL directly and indirectly holds 97.4% of the common stock and 81.9% of the total outstanding equity of Tmar. TNL relies almost exclusively on distributions (in the form of dividends and interest on capital) from Tmar and interest on loans granted to its subsidiaries to meet its needs for cash, including the cash needed to pay dividends and interest on capital to its own shareholders. See “Voting securities and principal holders thereof— Related party transactions— Loans between TNL and its subsidiaries.”
TERMS OF THE STOCK SWAP (page 222)
As part of the proposed corporate restructuring, TmarPart and TNL will ask their shareholders to approve a corporate transaction under Brazilian corporate law known as an incorporação de ações, which we refer to as the stock swap. In this transaction, TNL’s common shareholders will receive 41.5145 TmarPart common shares for each TNL common share they hold, TNL’s preferred shareholders will receive 15.7897 TmarPart common shares for each TNL preferred share they hold and TNL’s ADS holders will receive 7.8948 TmarPart ADSs (each TmarPart ADS represents two TmarPart common shares) for each TNL ADS they hold.
The stock swap is conditioned upon completion of a secondary offering of 997,457,175 TmarPart common shares owned by certain of TmarPart’s current shareholders (not including the underwriters’ over-allotment option), representing 10.1% of TmarPart’s outstanding common shares following the stock swap. The stock swap will close simultaneously with the secondary offering, but will only be implemented if the price per common share in the secondary offering is within the range of R$2.69 to R$2.98.
Based on the exchange ratios and lower threshold of the price range for the secondary offering set forth above, the implied value of one TNL common share is R$111.67, and the implied value of one TNL preferred share (or one TNL ADS) is R$42.47 or US$20.63 (based on an exchange rate of R$2.0587 per US$1.00). At the close of business on May 8, 2006, the price per TNL common share on the BOVESPA was R$83.00 and the price per TNL ADS on the NYSE was US$18.23.

Prospectus summary

The following table sets forth exchange ratios for TmarPart and TNL shareholders in the stock swap:

						Direct equity
		Current direct			Number of	interest in
	Number of	and indirect			TmarPart	TmarPart
	outstanding	equity interest	Exchange		shares post	post stock
	shares	in TNL(1)	ratio(2)		stock swap(2)	swap

	(in thousands)				(in thousands)
TmarPart’s current shareholders
TmarPart ON	3,432,901	17.9%	—	(3)	3,432,901	34.7%	(4)
TNL minority shareholders
TNL ON	58,870	15.4%	41.5145		2,443,948	24.7%
TNL PN	254,748	66.7%	15.7897		4,022,391	40.6%
Total					9,899,240

ON: common shares
PN: preferred shares

(1)	Percentages shown do not reflect the relative fair market values of the interests in TNL. Please refer to “Restructuring documents— Rothschild valuation” and “Annex B— Valuation report of Rothschild” for information as to fair market values.

(2)	Simultaneously with the pricing of the secondary offering, we will conduct a 10:1 reverse stock split, which is not reflected in these ratios and amounts.

(3)	TmarPart’s current shareholders are not exchanging shares, they will retain their current shares.

(4)	Following the secondary offering, 2,375 million shares will be held by TmarPart’s current shareholders, which equals 24.0% of our outstanding common shares following the stock swap.
DETERMINATION OF EXCHANGE RATIOS (page 223)
The exchange ratios were determined by our and TNL’s officers, based on discussions with their advisors, as well as the information contained in the Rothschild valuation. This answer is qualified in its entirety by reference to “The restructuring documents—Rothschild valuation” and “Annex B— Valuation report of Rothschild.” You should be aware that a portion of Rothschild’s fee is contingent upon the successful completion of the stock swap and that Rothschild is also advising the TmarPart shareholders in connection with the secondary offering.
In conducting the valuation, Rothschild first derived the enterprise value of Tmar, using a discounted cash flow analysis. Tmar’s total equity value was determined by subtracting its net debt from this enterprise value. Rothschild then valued the Tmar preferred shares by using their current market price, plus a premium, which was based on the average premium in tender offers in Brazil for preferred shares of other issuers with comparable liquidity (which Rothschild determined to be 25%). The value of Tmar’s common shares was derived by subtracting the value of Tmar’s preferred shares from Tmar’s total equity value. Finally, the value of the Tmar common shares held by the minority shareholders (those shares not held by TNL) were derived by assuming those shares would receive 80% of the price per share paid to the controlling shareholders (based on a provision of the Brazilian corporate law that gives minority common shareholders that price threshold in a mandatory tender offer following a change of control transaction).

Prospectus summary

To summarize, the valuation of the various Tmar shares (preferred, minority common and control common) was determined as follows:

1.	Tmar total equity value = Tmar enterprise value - net debt;

2.	Tmar preferred equity value = market value of Tmar preferred equity + premium;

3.	Tmar common equity value = Tmar total equity value - Tmar preferred equity value; and

4. Price per common share (control) =	Tmar common equity value ________________________________________________ no. of control shares + (80% of no. of minority shares)
The enterprise value of TNL was determined based on its shareholdings (preferred and controlling common shares), and, as with Tmar, the equity value of TNL was determined by subtracting TNL’s net debt from this enterprise value. The value of the different equity interests of TNL (preferred, controlling common and minority common) was determined in the same manner as for the Tmar shares. The exchange ratios for the stock swap were determined based on the relative values for each different equity interest.
OTHER TRANSACTIONS CONTEMPLATED IN THE PROPOSED RESTRUCTURING (page 224)
It is expected that, simultaneously with the pricing of the secondary offering, TmarPart will conduct a 10:1 reverse stock split.
After the consummation of the stock swap and secondary offering, we currently intend to complete the following additional steps related to Tmar’s capital structure as part of the corporate restructuring:

➢	the voluntary conversion of Tmar preferred shares into Tmar common shares at the exchange ratios set forth in the Rothschild valuation;

➢	at our discretion, the redemption of any unconverted Tmar preferred shares in accordance with the terms of those securities; and

➢	the voluntary migration of Tmar common shareholders to TmarPart.
SHARE OWNERSHIP AND CORPORATE STRUCTURE AFTER THE CORPORATE RESTRUCTURING (page 225)
The following chart sets forth (1) our current capital structure, (2) our expected capital structure after completion of the stock swap and secondary offering and (3) our expected capital structure after completion of the remainder of the corporate restructuring (primarily related to Tmar):

Prospectus summary

(1)	Assumes all Tmar minority shareholders migrate to TmarPart.
APPROVAL OF THE FISCAL COUNCIL AND THE BOARD OF DIRECTORS OF TNL (page 225)
The Fiscal Council (Conselho Fiscal) and Board of Directors of TNL have reviewed the proposed corporate restructuring, including the Protocol of the Stock Swap of TNL, dated                     , 2006, and the valuation reports, financial analyses and proposed bylaws of TmarPart attached as exhibits thereto, which collectively set forth the terms of the stock swap, and have recommended the submission of the stock swap to an extraordinary general shareholders’ meeting of TNL shareholders for approval.
REASONS FOR THE TRANSACTION (page 225)
The proposed corporate restructuring is intended to simplify our capital structure and thereby improve our access to capital markets and increase financing resources. The Board of Directors of TNL believes that the proposed restructuring will also benefit TNL shareholders through:

➢	the relinquishment of control by TmarPart’s current shareholders, as discussed above, in favor of all of our TmarPart shareholders following the stock swap;

➢	an increase in the liquidity of the shares to be received by TNL shareholders in the stock swap resulting from the grouping of all of TNL’s and TmarPart’s current shareholders and the expected dispersed ownership of such shares, which should further increase upon completion of the remainder of the corporate restructuring;

➢	the extension of tag along rights to all our shareholders at 100% of the price per share paid in any transaction resulting in the acquisition of control of us (as opposed to the 80% required by Brazilian law); and

➢	the adoption of enhanced corporate governance practice standards, including (1) the requirement that the majority of our board be independent, (2) the limitation of voting rights of any shareholder or group of shareholders at up to 10% of the company’s total capital stock and (3) the additional standards required for listing on the Novo Mercado, such as the extension of voting rights to all our shareholders.

Prospectus summary

The Board of Directors of TNL also considered the following effects arising from the proposed corporate restructuring:

➢	that the exchange ratios for the different equity interests in TNL (preferred, controlling common and minority common) were not the same, creating a “control premium” for certain of these interests;

➢	that the percent ownership of TmarPart following the stock swap by the current TNL preferred shareholders (other than TmarPart) will be diluted as a result thereof; and

➢	that TNL preferred shareholders (including TNL ADS holders) will no longer be entitled to receive a preferred dividend;
however, in recommending the corporate restructuring, the Board of Directors of TNL has determined that the overall benefit to TNL’s common and preferred shareholders is outweighed by any of these potential effects.
In determining whether to approve the proposed corporate restructuring and stock swap, the Board of Directors of TNL consulted with its senior management and legal counsel as well as its financial advisors, Rothschild and Banco UBS S.A., considered the approval of the Conselho Fiscal, and considered certain strategic, financial and other considerations.
APPROVAL OF THE STOCK SWAP AT THE TNL EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING (page 227)
Under TNL’s bylaws, holders of TNL preferred shares and, consequently TNL ADSs, do not have the right to vote on the stock swap. Nonetheless, TmarPart’s current shareholders have agreed to vote in accordance with the result of the vote by the minority shareholders of TNL, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders. As a result, at the extraordinary shareholders’ meeting, the Board of Directors of TNL will conduct an “advisory vote” of all of TNL’s minority shareholders in respect of the stock swap.
In the advisory vote, all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders (voting through The Bank of New York, the depositary for the TNL ADSs), will be asked to consider whether they would reject the stock swap. TmarPart and the directors and executive officers of TNL will not take part in this vote. If more than a majority of the outstanding minority shares (including the TNL minority common shares, TNL preferred shares and TNL ADSs) vote to reject the stock swap, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such vote being conditioned upon completion of the secondary offering and the other conditions as described herein.
THE SECONDARY OFFERING (page 227)
The stock swap is conditioned upon completion of a secondary offering of 997,457,175 TmarPart common shares owned by certain of TmarPart’s current shareholders (not including the underwriters’ over-allotment option), representing 10.1% of TmarPart’s outstanding common shares following the stock swap. The stock swap will close simultaneously with the secondary offering, but will only be implemented if the price per common share in the secondary offering is within the range of R$2.69 to R$2.98.
Based on the exchange ratios and lower threshold of the price range for the secondary offering set forth above, the implied value of one TNL common share is R$111.67, and the implied value of one TNL preferred share or one TNL ADS is R$42.47 or US$20.63 (based on an exchange rate of

Prospectus summary

R$2.0587 per US$1.00). At the close of business on May 8, 2006, the price per TNL common share and ADSs was R$83.00 and US$18.23, respectively.
TMARPART SHAREHOLDERS PARTICIPATING IN THE SECONDARY OFFERING (page 227)
L.F. Tel. S.A., Asseca Participações S.A. and AG Telecom Participações S.A., which collectively own 1,058,191,770 of our common shares, will sell their shares pro rata in the secondary offering. Following the secondary offering, assuming the sale of all of the shares owned by these shareholders, TmarPart’s current shareholders will hold 24.0% of us.
TMARPART’S CURRENT SHAREHOLDERS AFTER THE STOCK SWAP AND SECONDARY OFFERING (page 227)
TmarPart’s current shareholders that do not participate in the secondary offering will cease to own a controlling interest in TmarPart, and hence cease to control TNL, after the stock swap and secondary offering. Certain of TmarPart’s current shareholders are parties to two shareholders’ agreements that address, among other things, voting rights at TmarPart shareholders’ meetings, rights of first refusal and preemptive rights. These shareholders’ agreements will be terminated as a condition to the consummation of the stock swap and secondary offering.
TmarPart’s bylaws will also contain a provision that limits the voting rights of any shareholder or group of shareholders of up to 10% of the company’s total capital stock. See “Description of TmarPart’s capital stock.”
OTHER CONDITIONS TO THE STOCK SWAP (page 226)
The following conditions must be met before the stock swap is consummated:

➢	the stock swap must be approved by a majority of the common shareholders of TmarPart and TNL at their respective general shareholders’ meetings;

➢	a minimum of 997,457,175 TmarPart common shares (not taking into account the effects of the proposed 10:1 reverse stock split) must be sold in the secondary offering at no less than R$2.69 per share;

➢	Contax Participações S.A., or Contax, our contact center subsidiary, must be spun-off from us;

➢	our shares must be listed on the Novo Mercado and our ADSs listed on the NYSE;

➢	the TmarPart shareholders’ agreements must be terminated; and

➢	Anatel must approve the transaction.
Although not a condition to the consummation of the stock swap, the transaction will also be submitted to certain of our creditors and debenture holders for waivers and consents pursuant to the terms of certain of our debt instruments.

Prospectus summary

TNL EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING REGARDING THE TRANSACTION (page 247)
When and Where. The TNL extraordinary general shareholders’ meeting to approve the stock swap will be held at:

Tele Norte Leste Participações S.A.
Rua Humberto de Campos 425, 8° andar
22430-190, Rio de Janeiro, RJ
Brazil, at
                    , 2006,            a.m., local time.
Record Date. Only TNL’s common and preferred shareholders of record as of the close of business, local time on                     , 2006 will be entitled to attend and vote at the TNL extraordinary general shareholders’ meeting. In the case of TNL’s ADS holders, only those persons who hold ADSs as of the close of business, local time, on                     , 2006 will be entitled to instruct The Bank of New York as to how to vote at the TNL extraordinary general shareholders’ meeting.
Quorum. The presence of TmarPart at the meeting will be sufficient to create a quorum.
Voting by TNL common and preferred shareholders. TNL’s common and preferred shareholders must attend the TNL extraordinary general shareholders’ meeting in person or by proxy in order to vote.
Voting by TNL ADS holders. As a holder of TNL ADSs, you are not entitled to attend the TNL extraordinary general shareholders’ meeting in person, but instead you will be represented at the meeting by The Bank of New York as the depositary of TNL ADSs. The depositary will separately send you information related to your vote. You should provide the depositary with timely voting instructions in accordance with that information with respect to the preferred shares represented by your TNL ADSs to enable the depositary to vote have such shares represented by TNL ADSs at the TNL extraordinary general shareholders’ meeting.
If you do not provide the depositary with voting instructions, it will not vote your shares. Because TmarPart’s current shareholders will only vote to reject the stock swap if a majority of the outstanding minority shares vote against the stock swap in the advisory vote, any such non-vote will essentially be treated as a vote in favor of the stock swap.
The depositary has set       p.m. (New York City time) on                     , 2006 as the date for determining those holders of TNL ADSs entitled to provide voting instructions. See “TNL extraordinary general shareholders’ meeting—Vote by holders of your TNL ADSs” and “Specific considerations for holders of TNL ADSs.”
APPRAISAL RIGHTS (page 228)
Under Brazilian corporate law, holders of TNL preferred shares and TNL ADSs are not entitled to appraisal rights in connection with the corporate restructuring because TNL preferred shares meet certain liquidity and dispersion thresholds set forth in the Brazilian corporate law that eliminate appraisal rights that would have otherwise been available. See “The transaction— Appraisal rights.”
Holders of record of TNL common shares at the close of business, local time, on April 17, 2006, the date of the first announcement of the stock swap, are entitled to exercise appraisal or withdrawal rights (direito de recesso or retirada), in connection with the stock swap.
If you held TNL common shares of record at the close of business, local time, on April 17, 2006, you will have the right to elect to receive, instead of the TmarPart common shares to be issued in the stock

Prospectus summary

swap, an amount in cash per share equal to the greater of: (1) the net equity value per common share of TNL determined in accordance with Brazilian GAAP as of December 31, 2005 (provided that you may request a special balance sheet be prepared) or (2) a notional net worth of TNL determined using the methodology described in the Valuation Report prepared by Apsis Consultoria Empresarial Ltda., an independent appraisal firm hired by TNL to conduct this analysis, dated as of April 20, 2006. See “The restructuring documents— Apsis valuation report.” If all of TNL’s minority common shareholders exercise their appraisal rights, TNL would be required to pay R$2,374 million to such holders in the aggregate.
If you have appraisal rights, you must exercise your rights within 30 days of the publication of the minutes of the second TmarPart extraordinary general shareholders’ meeting. We refer to this as the appraisal rights period, after which your rights will lapse. You cannot exercise your appraisal rights if you vote in favor of the corporate restructuring. See “The transaction— Appraisal rights” for information on how to exercise your appraisal rights.
UNWINDING THE CORPORATE RESTRUCTURING
The management has agreed not to exercise any rights to unwind the stock swap. Under Brazilian corporate law, if the management of TmarPart believed that the total value of the appraisal rights exercised by holders of TNL common shares could put the financial stability of TNL at risk, and indirectly TmarPart, management could, within ten days after the end of the appraisal rights period, call an extraordinary general shareholders’ meeting of TmarPart shareholders to unwind the stock swap. Management has agreed, however, that they will not exercise this right to unwind.
TAX CONSIDERATIONS (page 278)
Brazilian Tax Considerations. The purpose of the stock swap is to make TNL a wholly-owned subsidiary of TmarPart, and as such it should not be subject to income tax in Brazil. Our Brazilian legal adviser, Barbosa, Mussnich & Aragão Advogados, believes it is unlikely that the stock swap will be viewed as a taxable transaction in Brazil. However, due to the lack of case law and specific tax legislation on point, Brazilian tax authorities may attempt to subject the stock swap to Brazilian income tax. For more details on Brazilian income and capital gains tax, see “Material tax considerations—Material Brazilian tax considerations.” You are urged to consult your own tax advisor with respect to the Brazilian tax consequences of the stock swap, as the Brazilian taxes applicable to you may vary depending on your specific tax situation.
U.S. Tax Considerations. TmarPart believes that the stock swap will quality as a “reorganization” for U.S. federal income tax purposes. If the stock swap so qualifies as a “reorganization” pursuant to these provisions, the exchange of TNL common shares, preferred share and ADSs for TmarPart common shares and ADSs pursuant to the stock swap generally will be tax-free to U.S. holders of TNL common shares, preferred shares and ADSs for such tax purposes. See “Risk factors— Risks relating to the corporate restructuring and stock swap” and “Material tax considerations— Material United States federal income tax considerations.” You are urged to consult your own tax advisor with respect to your personal tax consequences of the stock swap, which may vary for investors in different tax situations.
COMPARISON OF SHAREHOLDER RIGHTS (page 262)
For a comparison of the rights of the holders of TNL common shares and TmarPart common shares and a comparison of the rights of TNL preferred shares and TmarPart common shares see “Comparison of shareholder rights.”

Prospectus summary

RISK FACTORS (page 24)
In evaluating the corporate restructuring and stock swap and before deciding how to vote your shares or instruct the depositary how to vote your ADSs, you should read this prospectus carefully and especially consider certain factors, risks and uncertainties discussed in the section entitled “Risk Factors.”
TMARPART BOARD OF DIRECTORS AFTER THE STOCK SWAP (page 229)
After the stock swap, the Board of Directors of TmarPart will consist of 11 members, a majority of which will be independent. Additionally, an audit committee that meets the requirements of the Sarbanes-Oxley Act and the applicable NYSE rules will be created.
TMARPART AUDIT COMMITTEE AFTER THE STOCK SWAP (page 149)
After the stock swap, TmarPart will have an audit committee that meets the requirements of the Sarbanes-Oxley Act and the applicable NYSE rules.
TMARPART EXECUTIVE OFFICERS AFTER THE STOCK SWAP (page 229)
After the stock swap, the executive officers of TNL will become the executive officers of TmarPart.
INTERESTS OF THE CONTROLLING SHAREHOLDERS OF TMARPART AND DIRECTORS AND OFFICERS OF TNL (page 221)
In considering the recommendations of the Board of Directors of TNL, you should keep in mind that TmarPart and its current shareholders have interests in the stock swap and corporate restructuring that are different from, or in addition to, your interests as a shareholder generally and may create conflicts of interests. These include the determination of the exchange ratios in the stock swap corporate restructuring and the pricing of, and participation in, the secondary offering. In addition, while the percent ownership of TmarPart by TNL’s common shareholders (other than TmarPart) will increase, it will not increase by the same percentage that TmarPart’s current shareholders interest will increase. See “Interests of certain persons in the corporate restructuring and stock swap.”
At the close of business, local time, on May 8, 2006, directors and executive officers of TNL beneficially owned, in the aggregate, approximately 72 TNL common shares and 5,953 TNL preferred shares (including preferred shares represented by TNL ADSs), representing approximately 0.002% of TNL’s total capital stock. See “TNL’s management— Share ownership of directors and officers.”
STOCK EXCHANGE LISTINGS (page 230)
TmarPart will apply to list its common shares on the Novo Mercado under the symbol “OIOI3” (other than those shares represented by ADSs), including those issued in the stock swap to holders of TNL common and preferred shares. The TmarPart common shares to be issued in stock swap for TNL preferred shares represented by TNL ADSs will be represented by TmarPart ADSs and will be listed on the NYSE under the symbol “KOI.”
RECENT EVENTS
First quarter results
On April 27, 2006, we announced our (unaudited) first quarter results. At March 31, 2006, we had 14.7 million fixed-lines in service, 11.2 million wireless customers and 0.9 million broadband subscribers. Consolidated gross revenue for the quarter was R$5,842 million, up 3.6% compared with

Prospectus summary

the first quarter of 2005. Growth was positively impacted by the increase in consolidated mobile (+40%) and data (+29%) services revenues, and negatively by network usage revenues (-36%), due to the rate reductions imposed by Anatel.
Appointment of new CEO
The Board of Directors of TmarPart intends to appoint Mr. Luiz Eduardo Falco to replace Mr. Ronaldo Iabrudi as our CEO beginning on July 1, 2006. Mr. Falco is currently one of the executive officers of TNL.
Adoption of new dividend policy
With the objective of optimizing our capital structure and maximizing value to our shareholders, as well as the desire to maintain a consolidated leverage ratio (based on net debt) at a maximum of 1.8x EBITDA, our management will submit to the appropriate decision-making bodies a policy for the payment of semi-annual dividends (including interest on capital), subject to the legal constraints, as follows:

•	in 2006, payment of R$3 billion in dividends/interest on capital, in two installments, the first being paid after the stock swap and secondary offerings are consummated and the second in 2007, after the approval of the 2006 year-end financial statements;

•	in 2007, payment of the same R$3 billion amount, provided that such payment will be made in accordance with the leverage parameter set forth above and otherwise will not affect our financial stability; and

•	in the following years, a minimum of 80% of the free cash flow on a consolidated basis, always in accordance with the leverage parameter set forth above and that otherwise will not affect our financial stability and operational results in such years.
Because the adoption of this dividend policy would only be possible in the context of the changes in shareholdings and corporate governance arising in relation to the stock swap and secondary offering, it shall only be effective upon completion of those transactions.

Summary comparative per share data
UNAUDITED COMPARATIVE PER SHARE DATA
In the following table we present historical per share data for TmarPart and TNL as of and for the year ended December 31, 2005, and combined pro forma per share data for TmarPart, and equivalent pro forma per share data for TNL as of and for the year ended December 31, 2005. The pro forma per share data, which we present for comparative purposes only, assumes that the stock swap and spin-off of Contax had each been completed on January 1, 2005 for income statement purposes and on December 31, 2005 for balance sheet purposes. The unaudited pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights by the minority holders of TNL’s common stock in connection with the stock swap or the related transactions contemplated to restructure the capital stock at Tmar.
The unaudited comparative per share data does not purport to be, and you should not rely on it as, indicative of (1) the results of operations or financial position which would have been achieved if any of the foregoing transactions had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future.
It is important that when you read this information, you read along with it the separate audited consolidated financial statements and accompanying notes of TmarPart and TNL that are included in this prospectus.

				TNL
	TmarPart	TmarPart		equivalent
	historical	pro forma	TNL historical	pro forma
	per share	per share	per share	per share
	data	data	data	data

Book value per share:
December 31, 2005	0.73	2.02	20.98	0.05

Dividends per share:
Common, December 31, 2005	0.01	0.00	1.50	0.00
Preferred, December 31, 2005	—	—	1.50	—

Earnings (loss) per share:
Common — basic, December 31, 2005	0.04	(0.01)	2.74	0.00
Common — diluted, December 31, 2005	0.04	(0.01)	2.74	0.00
Preferred — basic, December 31, 2005	—	—	2.74	—
Preferred — diluted, December 31, 2005	—	—	2.72	—
COMPARATIVE PER SHARE MARKET DATA
As TmarPart is currently a closely-held company, its common shares are not currently listed on the BOVESPA or any other securities exchange, and, therefore, there is no reported sale price of its shares.
TNL ADSs are listed on the NYSE under the symbol “TNE.” Each ADS represents one preferred share. In addition, TNL preferred shares are traded on the BOVESPA under the symbol “TNLP4.” TNL common shares are traded on the BOVESPA under the symbol “TNLP3.”
The table below sets forth the high and low sale prices of TNL ADSs as reported on the NYSE, TNL common shares as reported on the BOVESPA and TNL preferred shares as reported on the BOVESPA, on a historical basis, on April 14, 2006, the last trading day prior to the Statement of

Summary comparative per share data

Material Fact issued by TNL on April 17, 2006, and on May 8, 2006, the last practicable trading day before the date of this prospectus.

	Year 2005				April 14, 2006				May 8, 2006

	high		low		high		low		high		low

TNL ADSs (NYSE)	US$	19.74	US$	16.22	US$	16.85	US$	16.23	US$	18.55	US$	17.98
TNL Common (BOVESPA)	R$	56.99	R$	39.46	R$	58.00	R$	54.78	R$	84.00	R$	82.01
TNL Preferred (BOVESPA)	R$	43.68	R$	33.08	R$	36.29	R$	34.67	R$	38.49	R$	37.25

Risk factors
RISKS RELATING TO CORPORATE RESTRUCTURING AND STOCK SWAP
Our current controlling shareholders have actual and potential conflicts of interest with respect to the stock swap and secondary offering.
Our current controlling shareholders have actual and potential conflicts of interest with you because they currently have the power to elect a majority of the members of the Board of Directors of TNL. See “Voting securities and principal holders thereof— TmarPart shareholders.” Our current controlling shareholders have not negotiated the terms of the stock swap and secondary offering with any person acting on behalf of TNL’s minority shareholders. While our current controlling shareholders have elected to seek a vote of TNL’s minority shareholders to allow a majority of the outstanding shares held by minority shareholders to reject the stock swap, the requirement that the secondary offering be a condition to the restructuring was made solely by our current controlling shareholders. In addition L.F. Tel S.A., Asseca Participações S.A. and AG Telcom Participações S.A., which currently collectively own 30.825% of our common shares, will sell significant portions of their holdings in the secondary offering.
The owners of TNL preferred shares and TNL ADSs will be diluted as a result of the stock swap.
As of the date of this prospectus, holders of TNL preferred shares, including holders of TNL ADSs, hold approximately 66.7% of the aggregate of the total capital stock of TNL. As a result of the exchange ratios determined by our current controlling shareholders, upon the completion of the stock swap, holders of TNL preferred shares, including holders of TNL ADSs, will have their interest (now held indirectly through ownership of TmarPart shares) in TNL reduced to approximately 40.6%.
The corporate restructuring and stock swap may not result in all the benefits that we are seeking to achieve, including improving access to capital markets, increasing the liquidity of the shares to be received by TNL shareholders and increasing financing resources.
We are proceeding with the corporate restructuring and stock swap because we believe that the corporate restructuring and stock swap will create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. However, the corporate restructuring and stock swap may not accomplish these objectives, because, even though the corporate restructuring and stock swap will simplify our capital structure, any future offerings of our common shares will depend upon, among other things, our future performance, market conditions, investor interest and general economic, political and business conditions both in Brazil and abroad. As a result, regardless of the success of the corporate restructuring, the cost of future financings may be more expensive to us and our shareholders than is currently available.
We also believe that the corporate restructuring and stock swap will benefit TNL shareholders through an increase in liquidity of the shares to be received by such shareholders in the stock swap resulting from the expected dispersed ownership of such shares. However, the corporate restructuring and stock swap may not result in an increase in liquidity of such shares due to factors unrelated to the corporate restructuring and stock swap. See “Special note regarding forward-looking statements.” In that case, TNL shareholders may experience a decrease in their ability to sell such shares as compared to their ability to sell their TNL shares or TNL ADSs.

Risk factors

The exercise of appraisal rights by holders of TNL common shares could decrease our cash balances after the restructuring and stock swap and otherwise adversely affect our financial condition.
As described in “The transaction—Appraisal rights”, holders of TNL common shares at the close of business, local time, on April 17, 2006 will be entitled to exercise appraisal rights in connection with the stock swap. If holders of a significant number of TNL common shares exercise their appraisal rights, the requirement to make large cash payments could decrease our cash balances, limit our ability to borrow funds or fund expansion plans, or prevent us from complying with our contractual obligations, including financial covenants. If all of TNL’s minority common shareholders exercise their appraisal rights, TNL would be required to pay R$2,374 million to such holders in the aggregate.
The other steps related to the corporate restructuring, including the conversion and redemption of the Tmar preferred shares and the migration of Tmar common shares to our common shares, may not occur.
The conversion and redemption of the Tmar preferred shares and the migration of Tmar common shares to our common shares are planned to occur sometime after the closing of the stock swap and the secondary offering. However, there can be no assurance that these transactions will take place as planned, if at all. If these transactions do not take place and Tmar shares continue to be publicly held, one of the primary benefits of the corporate restructuring, the simplification of our capital structure, will not be fully achieved.
The stock swap could be viewed by Brazilian tax authorities as a taxable event.
There is neither specific legislation nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a corporate stock swap. Our Brazilian legal adviser, Barbosa, Müssnich & Aragão Advogados, believes it is likely that the stock swap should not be subject to income tax pursuant to Brazilian law. Our Brazilian counsel has concluded that it is unlikely that the stock swap will be deemed to be a taxable transaction under Brazilian law, particularly if the investor maintains, as the cost of acquisition of our common shares, the cost of acquisition of TNL common or preferred shares for Brazilian tax purposes.
In the event this position does not prevail and Brazilian tax authorities succeed upon a tax assessment regarding this matter, we would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders resident abroad, if any. In no event would these shareholders be liable to Brazilian tax authorities. However, we would be entitled to reimbursements from these shareholders. For more details on the taxation of capital gains in Brazil, see “Material tax considerations— Material Brazilian tax considerations.”
The capital gain arising from a disposition of our common shares registered as a direct foreign investment in Brazil could be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Brazilian Central Bank.
There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Brazilian Central Bank (Banco Central de Brasil) as a direct investment. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents. For more details on the taxation of capital

Risk factors

gains in Brazil, see “Material tax considerations—Material Brazilian tax considerations—Taxation on gains—future disposals of TmarPart’s shares.”
We have not obtained a ruling under U.S. federal income tax law regarding the U.S. income tax consequences to U.S. holders of our shares and ADSs resulting from the stock swap, and there is a significant risk that TmarPart was a PFIC for the 2005 taxable year.
Neither TNL nor TmarPart has requested a ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the stock swap. TmarPart believes that the stock swap will qualify as a “reorganization” for U.S. federal income tax purposes. In the event the stock swap so qualifies, the exchange of TNL common shares, preferred shares and ADSs for TmarPart common shares and ADSs pursuant to the stock swap generally will be tax-free for such purposes to exchanging U.S. Holders (for the definition of “U.S. Holders,” see “Material tax considerations—Material United States federal income tax considerations”) of TNL common shares, preferred shares and ADSs. If, however, contrary to TmarPart’s belief, the stock swap does not qualify for tax-free reorganization treatment, then the stock swap will be taxable to U.S. Holders of TNL shares and ADSs on the exchange of their TNL shares or ADSs for TmarPart common shares or ADSs pursuant to the stock swap.
Whether dividends on TmarPart common shares or ADSs paid to certain U.S. Holders in 2006 qualify for the maximum rate of 15% depends in part on whether TmarPart is treated as a Passive Foreign Investment Company, or PFIC, during 2005 and 2006. TmarPart’s determination that it is not a PFIC relies in part on the determination in the Rothschild valuation that TmarPart’s shares in TNL are worth at least 25% of the value of all shares in TNL. Since the Rothschild valuation is dated as of April 18, 2006, there is a significant risk that TmarPart’s shares in TNL were worth less than 25% of the value of all of TNL’s shares in periods before April 18, 2006, and thus that TmarPart would be treated as a PFIC for its 2005 taxable year.
For a discussion of certain other U.S. tax matters that may be relevant to U.S. Holders, see “Material tax considerations—Material United States federal income tax considerations.”
RISKS RELATING TO OUR COMMON SHARES AND ADSs
Substantial sales of our common shares after this offering could cause the price of our common shares and ADSs to decrease.
We, the selling shareholders, the members of our Board of Directors and our executive officers have agreed, pursuant to lockup agreements that, subject to certain exceptions, they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge, until 180 days after the date of this prospectus, our common shares or any securities convertible into, or exchangeable or exercisable for our common shares without the prior written consent of the international underwriters. In addition, pursuant to the rules of the Novo Mercado, during the six months following this offering, our controlling shareholders, members of our Board of Directors, officers and members of the Board of Auditors may not sell the common shares held by each of them prior to this offering. Upon expiration of such six-month period, and for an additional six-month period, such persons may not sell more than 40.0% of such common shares and their derivatives. However, in certain recent transactions like those contemplated by the corporate restructuring, BOVESPA has agreed to waive these restrictions. After these lockup agreements and the restrictions of the Novo Mercado expire or are waived, common shares that we issue or that such persons own will be eligible for sale in the public market. The market price of our common shares and ADSs could drop significantly if we, the selling shareholders, controlling shareholders, or our executive officers and members of our Board of Directors sell our common shares or the market perceives that we or they intend to sell them. Sales of

Risk factors

a substantial number of our common shares or ADSs after the completion of the stock swap and secondary offering, or the anticipation of such sales, could negatively affect the market prices of our common shares and ADSs. After the stock swap, secondary offering and 10:1 reverse stock split, we will have a total of approximately 990 million common shares outstanding. If, in the future, substantial issuances of our common shares or ADSs are made, the market price of our common shares and ADSs may decrease significantly. As a result, investors may not be able to sell common shares and ADSs at or above the price that they paid for them.
Holders of our common shares and ADSs may not receive any dividends.
Under the dividend policy we intend to adopt, our ability to pay dividends will depend on our financial position and results of operations, as well as the level of capital and the expenditures required to conduct our business. We may also not meet the leverage or other targets that are contained in our dividend policy. Also, the dividend policy we intend to adopt will not be binding on us or our Board of Directors, as it is always subject to change by our shareholders.
Brazilian corporate law allows us not to pay dividends to our shareholder in a particular fiscal year if our Board of Directors determines that we do not have sufficient adjusted net profits (or accumulated earnings) and/or free cash flow to distribute dividends, or that the distribution of dividends would be incompatible with our financial condition at the time. We also have to meet certain Brazilian corporate law requirements, such as maintaining certain reserves and settling accumulated losses, if any, before we may be able to pay dividends. For a discussion of these requirements, see “Description of TmarPart’s capital stock— Dividends and distribution of profits.”
We may need to raise additional equity capital in the future, which would dilute your ownership in us.
We may need to obtain additional resources in the future in order to execute our growth strategy and may need to increase our capital through one or more equity offerings. Issuances by us of a substantial number of our common shares after the completion of the stock swap and secondary offering could negatively affect the market price of our common shares and ADSs and dilute your shareholdings in us, unless you are able to effectively exercise your preemptive rights.
Our bylaws will include certain anti-takeover provisions, which may dissuade potential bidders from making an offer related to us.
In order to promote the dilution of the ownership of our company, our bylaws contain provisions that impede attempts to purchase a substantial amount of our outstanding shares, making it difficult to concentrate a substantial holding of our shares in a small group of investors. Accordingly, any shareholder that purchases or holds shares of our company in an amount greater than 19.9% of all of our shares, excluding treasury shares, must, within 60 days from the purchase date or the event that resulted in such holding of shares, carry out or register a mandatory tender offer for the purchase of the remaining shares. Additionally, a shareholder or group of shareholders may only exercise votes representing up to 10% of the quantity of shares into which the capital stock of TmarPart is divided. Votes that exceed this 10% threshold will not be counted. Such provisions may impede transactions that are in your interests. See “Description of TmarPart’s capital stock—Mechanism to promote dispersed ownership of TmarPart’s shares” and “Description of TmarPart’s capital stock—Limitations on the voting rights of certain holders of common shares.”

Risk factors

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.
Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying the ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the common shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote the underlying common shares directly at a shareholders’ meeting or to appoint a proxy to do so.
Holders of ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.
Under Brazilian law, if we issue new shares for cash and/or assets as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not legally be permitted to allow holders of ADSs or common shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement with the Securities and Exchange Commission, or the SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure the holders of ADSs or common shares in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.
If you exchange ADSs for common shares, you may risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
The Brazilian custodian for the common shares underlying the ADSs must register with the Brazilian Central Bank to remit U.S. dollars abroad. As an ADS holder you benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the common shares into U.S. dollars and remit the proceeds of such conversion abroad. If you decide to exchange your ADSs for the underlying common shares, you will only be entitled to rely on the custodian’s certificate of registration with the Brazilian Central Bank for five business days from the date of the exchange. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own electronic certificate of foreign capital registration. Obtaining your own certificate of foreign capital registration will result in expenses and may cause you to suffer delays in receiving distributions. See “Information about TmarPart’s business—Exchange controls and other limitations affecting security holders.”
Also, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares. See “Material tax considerations—Material Brazilian tax considerations.”

Risk factors

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.
Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of our common shares underlying the ADSs or holders who have exchanged the ADSs for our underlying common shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our common shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.
The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.
Investments in securities, such as the common shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our common shares underlying the ADSs at a price and time at which holders wish to do so. The BOVESPA had a market capitalization of US$482.1 billion as of December 31, 2005, and an average monthly trading volume of approximately US$12.0 billion in 2005. In comparison, the NYSE had a market capitalization of US$13.3 trillion (excluding funds and non-U.S. companies) as of December 31, 2005.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs or common shares.
According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of a disposition of assets is interpreted to include a disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and limited judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs solely between nonresidents could ultimately prevail in Brazilian courts. See “Material tax considerations—Material Brazilian tax considerations.”
Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
We are organized under the laws of Brazil, and all of the members of our Board of Directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce in Brazil against us or these other persons judgments

Risk factors

obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our Board of Directors or executive officers than would shareholders of a U.S. corporation.
Our newly adopted dividend policy will reduce our cash available to make capital investments and reduce our debt.
Our newly adopted dividend policy was derived based on our expected capital structure following the stock swap and secondary offering. This capital structure contemplates that we will incur additional debt, in order to seek to maximize value to our current shareholders. This increased level of debt, combined with an increase in our dividends and/or distributions to our shareholders will reduce our cash on hand, which in turn will limit our ability to make future capital expenditures and other investments in our business, respond to competitive pressures and react to changes in telecommunications technology that require us to make additional capital investments.
RISKS RELATING TO OUR INDUSTRY AND BUSINESS
The number of fixed lines in service has stagnated for the past several years and there is no assurance that this market will grow in the future.
According to Anatel, from December 2003 to December 2005, the number of fixed-lines in service in Brazil decreased from 40.5 million to 38.8 million. In addition, installation of new fixed-lines are currently expected to be less profitable than existing ones. As we derive most of our revenue from our fixed-line telephony services (for the year ended December 31, 2005, these services represented 78.4% of our gross revenues), growth in revenues and our profitability depend on our ability to improve revenue per line and maintain and improve our cost structure. Our future growth and profitability depend on many factors beyond our control, such as economic, social, technological or other developments, which may have a material adverse effect on our results of operations.
The Brazilian telecommunications industry is increasingly competitive. Competition may lead to a reduction in our revenues and operating margins.
Until 1999, we were the only telecommunications company authorized to provide fixed-line local services in substantially all of Region I. Since then, several companies, such as Embratel, Vésper, Intelig and Brasil Telecom, have been authorized by Anatel to offer local and long-distance services in our region, as the Brazilian Government continues to open the telecommunications market to new competitors. We also anticipate that our fixed-line services may face increasing competition from mobile services, as the prices for mobile service decline and approach those of fixed-line services. We have also experienced increased competition in Region I from large players in the mobile service business such as Vivo, TIM and Claro, each of which is owned by international telecommunications providers with operations outside of Brazil. In addition, we have been facing a stronger competitive environment in the data and broadband markets. Increased competition for local, long-distance, mobile data and broadband customers requires us to increase our marketing expenses and our capital expenditures, or reduce our rates, and may reduce our market share for those services, in each case leading to a reduction in our sales and profitability. In addition, most of our relevant competitors are controlled by foreign telecommunications conglomerates that may have easier access to inexpensive capital than we do.
Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a great number of competitors. Some of these competitors offer telecommunications services to our existing clients via new broadband technologies, such as VoIP,

Risk factors

which may not require the use of our network and, therefore, reach our clients without the need for such competitors to pay us access or interconnection fees. In addition, the introduction of Wimax wireless networks may allow ISPs to deploy wireless IP networks over a much greater distance, for a much lower cost, than previously possible. This reduced deployment cost may allow our competitors or new entrants into the data transmission market to provide VoIP and other data services over Wimax networks at lower rates than we are able to offer. Increasing competition in data services may lead to rate reductions in this segment, also affecting the revenues we generate in this business. For a detailed description of our competition, see “Information about TmarPart’s business—Competition.”
High churn rates could negatively affect our revenues and profitability of our mobile services business.
Our ability to generate revenues is dependent on our ability to increase our customer base and retain it. Each additional customer subscribing to our service entails certain unrecoverable upfront costs, including costs for equipment installations, sales commissions and marketing. The ability to recover these costs is dependent on our ability to retain such customers. Subscriber “churn” is the total number of net disconnected customers for a period as a percentage of the average number of customers for the same period. The fact that we incur significant upfront fixed costs for each new customer means that high rates of customer churn could have a material adverse effect on our profitability of our mobile services business. During 2005, our average monthly customer churn in the mobile segment was 1.9%. We cannot assure you that our churn rates will not increase in future periods.
In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies. Future acquisitions by us may prevent us from achieving the financial and strategic goals intended with the proposed corporate restructuring.
We may acquire other companies in the telecommunications industry as part of our growth strategy. A growth strategy that involves acquisitions may present a series of risks to our financial condition and results of operations such as, among others: (1) difficulty in capturing synergies and integrating businesses, causing the acquisition to be more expensive then originally expected; (2) substantial costs with antitrust restrictions; (3) a failure to identify contingencies during the due diligence process; and (4) costly distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses. If investments in these acquisition opportunities cause us to incur in any of the situations described above, we may have to dedicate more resources than we had originally reserved for the investment and eventually face substantial losses as a result of failed acquisitive strategies, all of which would adversely affect our financial condition and results of operations.
Our business is highly regulated. Changes in Brazilian telecommunications regulations or our failure to meet obligations set forth in Tmar’s concession may adversely impact our business.
Our industry is highly regulated by Anatel. Anatel regulates rates, quality of service and network expansion, as well as competition between carriers. Changes in laws and regulations, grants of new concessions or licenses or the imposition of additional costs of network expansion, among other factors, may adversely affect our operations and financial results.
Tmar has been granted a concession to operate fixed-line telecommunications services in Region I, which was renewed on December 22, 2005. Tmar and the Brazilian government agreed to extend this concession for another 20 years, beginning January 1, 2006 pursuant to a new Concession Agreement (“The New Concession Agreement”).

Risk factors

The New Concession Agreement contains new terms reflecting the adoption by Anatel of a new General Plan on Universal Service (Plano Geral de Metas de Universalização) and certain new regulations, the terms of which could affect our financial condition and results of operations. These terms include: (1) new universal service targets; (2) changes in local rate measurement criteria from pulse to minute; (3) changes in rate adjustment formulas, including the creation of a telecommunications industry index and new parameters for local interconnection rates and new productivity factors; (4) a new basic plan for fixed-line, low-income customers to be offered as a prepaid plan with a monthly fee that is 40% lower than the existing one; and (5) number portability, which allows customers to take fixed-line and mobile telephone numbers with them when they switch to other telecommunications providers. The New Concession Agreement also requires us to meet certain network expansion and quality of service obligations in each of the states in Region I. In the event of noncompliance with Anatel targets in any one of the Brazilian states, Anatel can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate Tmar’s concession for noncompliance with its quality and network obligations. See “Information about TmarPart’s business—Regulation of the Brazilian telecommunications industry.” These changes could, in each case, adversely affect our profitability and results of operations.
After the current government took office on January 1, 2003, some of its members advocated the need to revise the model of the regulatory agencies in Brazil, including Anatel, in order to make them more responsive to their respective ministries. The loss of Anatel’s independence could pose a material risk to our business, given the potential for undue political influence that this new regulatory model could exercise over Anatel.
A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. Compliance with these and similar proposed legislation may increase our operating costs and/or reduce the amount we could charge consumers, which could adversely affect our profitability.
We depend on our ability to enter into interconnection agreements with other telecommunications services providers. We may not be able to enter into favorable interconnection agreements with them.
In order to receive or send calls from or to customers of other fixed-line and mobile Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis.
Since July 2004, mobile interconnection rates became freely negotiable. However, Brazilian telecommunications laws and regulations also establish that if new interconnection rates for mobile operators are not agreed among telecommunications service providers, Anatel is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge. We are unable to predict the new interconnection rates that may be arbitrated by Anatel. Our operating and financial results could be adversely affected in case we are not able to negotiate favorable interconnection agreements.

Risk factors

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.
The frequent changes in technology to which the telecommunications industry is subject may render our equipment, services and technology obsolete, inefficient or uncompetitive, requiring us to increase our capital expenditures or reduce the rates we charge to our customers. Even if we adopt such new technologies in a timely fashion, we may not be able to remain competitive and the cost of such technology may exceed the benefit to us.
The mobile telecommunications industry is experiencing significant technological development and ongoing improvements in the capacity, quality and data-transmission speed of digital technology, along with shorter development cycles for new technologies and changes in end-user needs and preferences. Alternative technologies may be developed that are more advanced than those Oi provides today. In addition, Anatel is expected to auction third generation mobile telecommunications licenses in 2007, which will allow purchasers of such licenses to adopt technology platforms that will offer more advanced mobile services than Oi’s current GSM technology platform. Even if we adopt these technologies in a timely manner as they are developed, we cannot assure you that we will be able to remain competitive.
We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.
As of December 31, 2005, we had total consolidated debt of R$10,271 million (US$4,388 million) and a ratio of debt to equity of 1.23:1. In connection with our dividend policy, we expect to further increase our level of debt in the future. We are subject to certain financial covenants that limit our ability to raise additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt covenants could adversely affect our financial condition or results of operations. Our inability to incur additional debt may impede our ability to invest in our business and make necessary or advisable capital expenditures, which could reduce future sales and adversely affect our profitability. In addition, cash required to serve our substantial indebtedness reduces the amount available to us to pay dividends or make capital expenditures.
If our growth in revenues slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our loan agreements and debt covenants contained therein, see “TmarPart’s management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”
We are subject to several legal and administrative proceedings and delinquencies on accounts receivables.
Based on advice from our external legal consultants, we classify our risk of loss from legal and administrative proceedings as “probable”, “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. We currently have provisioned R$1,967 million (US$840 million) for probable claims as of December 31, 2005 relating to various tax, labor and regulatory claims against us. If our liability exceeds the provisioned amount, our financial condition may be adversely impacted. See “TmarPart’s management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Contingencies” and “Information about TmarPart’s business—Legal proceedings.”

Risk factors

In 2005, we recorded expenses with provisions for doubtful accounts in the amount of R$505.8 million (US$210.0 million), primarily due to subscribers’ delinquencies. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt will continue to adversely affect our financial results. See “TmarPart’s management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Provision for doubtful accounts.”
We have been subject in the past to financial covenants and other contractual provisions under our existing indebtedness.
In the past, certain agreements that governed our debt contained a number of significant covenants, such as a 1.75:1 EBITDA to interest expense ratio, which could adversely impact our business. In December 2000, Tmar renegotiated the terms of a bridge loan agreement it had with the BNDES, permitting it to enter into two new loan agreements, or the BNDES Facilities, which together provided for a credit line of up to R$2.7 billion, of which 30% was disbursed directly from the BNDES and 70% through a syndicate of banks led by Banco Itaú S.A. and Banco do Brasil S.A. The BNDES Facilities required that we comply with certain financial covenants, some of which we did not meet as of December 31, 2004. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms with which we were in compliance at December 31, 2005. Nevertheless, we cannot assure that in the future we will no longer need to raise funds subject to more restrictive financial covenants with which we may have difficulty in complying. See “Voting securities and principal holders thereof—Related party transactions.”
Our operations are dependent upon our ability to protect our network. A system failure could cause delays or interruptions of service, which could cause us to lose customers.
Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. Some of the risks to our network and infrastructure include: (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security and (6) natural disasters. The occurrence of any such events could cause interruptions in service or reduce capacity for customers, either of which could cause us to lose customers and incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by Anatel. The occurrence of any such events may adversely affect our business, financial condition or operating results.
Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.
Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. There can be no assurance that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and operating results.

Risk factors

Improper use of our network can adversely affect our costs and results of operations.
We incur costs associated with the unauthorized use of our wireless networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we have to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.
The cellular industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.
Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for the deployment of radio frequency transmission stations that will supersede existing state and municipal laws. The new laws may create additional transmission regulations, which, in turn, could have an adverse effect on our business.
RISKS RELATING TO BRAZIL
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, operations and the market price of our common shares and ADSs.
The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian Government’s actions to control inflation and implement macroeconomic policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our common shares and ADSs may be adversely affected by changes in policies or regulations, or by other factors such as:

➢	political instability;

➢	devaluations and other currency fluctuations;

➢	inflation rates;

➢	price instability;

➢	interest rates;

➢	liquidity of domestic capital and lending markets;

Risk factors

➢	energy shortages;

➢	exchange controls;

➢	monetary policy;

➢	tax policy; and

➢	other political, diplomatic, social and economic developments in or affecting Brazil.
Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. Additionally, since mid-2005, members of the executive and legislative branches of the Brazilian government, as well as other related persons, have been investigated on the grounds of alleged illicit or unethical behavior. It is impossible to predict the outcome of these investigations and whether the outcome will adversely affect the Brazilian economy. As a consequence of its impact on the Brazilian economy, these uncertainties and allegations of unethical or illegal conduct may have a material adverse effect on us and may also adversely affect the trading price of our common shares.
Moreover, the next presidential and state elections are scheduled to occur in October 2006. We cannot predict the policies that the newly elected administration may adopt, or the economic effect of such policies. Any substantial negative reaction to the policies adopted by the Brazilian federal or state government from time to time could adversely affect our business, financial condition and results of operations and would likely lead to a decrease in the market price of our common shares.
Any increase in taxes levied on the telecommunications sector could affect the results of our operations.
Increases in Brazil’s already high overall level of taxation could adversely affect our profitability. Increases in taxes for the telecommunications sector usually result in higher rates for our customers. High rate levels generally result in lower levels of usage of our services and, therefore, lower net sales. Lower net sales result in lower margins because a significant portion of our costs are fixed and thus do not vary substantially based on the level of usage of our network or our services.
Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.
During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real depreciated against the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively, and appreciated 18.2%, 8.1% and 11.8% in 2003, 2004 and 2005, respectively. On May 8, 2006, the real/U.S. dollar exchange rate was R$2.0651 per U.S. dollar. See “Exchange rates.”
A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in

Risk factors

or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. We currently swap most of our foreign currency loans. If the cost of swap instruments increases substantially, we may be unable to fully hedge ourselves, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.
Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the common shares and ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs.
In addition, a significant portion of our capital expenditures are linked to the exchange rates of foreign currencies, most of which closely follow the real/U.S. dollar exchange rate. We generally do not hedge these risks. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these items, which could adversely affect our business and financial performance.
We may not be able to make payments in U.S. dollars on our U.S. dollar obligations.
In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations (including our dividend payment obligations) and could also have a material adverse effect on our business, financial condition and results of operations.
If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of our common shares and ADSs.
Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation during the last 10 years reaching as high as 2.708% in 1993 and 1.093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.
Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the Índice Geral de Preços, or IGP-DI Index, published by Fundação Getúlio Vargas, were 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA Index, published by the IBGE, the Brazilian consumer price inflation rates were 9.3%, 7.6% and 5.7% in 2003, 2004 and 2005, respectively.

Risk factors

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.
Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings.
Our business is significantly dependent on our customers’ ability to make payments on their accounts and meet their other obligations to us. If the Brazilian economy declines because of, among other factors, the level of economic activity, devaluation of the real, inflation, or an increase in domestic interest rates, a large portion of our customers may not be able to pay their accounts when due, which would increase our bad debt expense and could reduce our net earnings.
Recent events in Brazilian politics may impact the maintenance of the country’s current economic policy.
Recently, high level officials of the Brazilian government have been accused of unethical behavior and corruption, leading to congressional investigations and instability within the government’s staff. Although the Brazilian economy has so far not been deeply affected by these events, continuous instability in Brazilian politics could affect among others: (1) the country’s economy with a reduction in or withdrawal of the investments that have currently been made in Brazilian assets; and (2) the policies of economic stability that have been implemented in the last decade, such as inflationary control and fiscal responsibility. There is no assurance that further instability in the Brazilian political scenario will not adversely affect the Brazilian economy.
Economic and market conditions in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market value of our common shares and ADSs and our ability to access the capital markets.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market economies. Although economic conditions are different in each country, the reaction of investors to developments in one emerging market country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Such developments have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the 2001 economic and political crisis in Argentina. The continuing political crisis in Venezuela and the newly elected socialist-oriented government of Bolivia may also influence investors’ perceptions of risk in Brazil. Although market concerns that similar crises would occur in Brazil have not become a reality, the volatility in market prices for Brazilian securities has varied from time to time as a result of such crises.

Exchange rates
We will pay any cash dividends or interest on capital and make any other cash distributions with respect to preferred and common shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of our ADSs on conversion by The Bank of New York, as depositary, of dividends and other distributions in Brazilian currency on the common shares represented by our ADSs. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the common shares on the Novo Mercado.
Because we have a substantial amount of foreign-denominated debt and because a significant portion of our capital expenditures are denominated in U.S. dollars, exchange rate fluctuations may also affect our results of operations. See “Risk Factors— Risks relating to Brazil— Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies” and “TmarPart’s management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources— Overview.”
On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional, or CMN), issued Resolution No. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (1) the unification of the foreign exchange markets (Commercial Market and Floating Market, as described below) to create a single foreign exchange market; (2) the relaxation of certain rules relating to the acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for the internalization of proceeds derived from Brazilian exports. As of such date, all foreign exchange transactions are made through the foreign exchange market, by means of foreign exchange contracts signed with local institutions authorized to deal in foreign exchange. Under the new system, transfers of funds to and from Brazil can still be made through the international transfer of Brazilian currency mechanism (also known as Transferência Internacional de Reais, or TIR) but only for the transferor’s own funds. Accordingly, any and all transfers formerly effected by Brazilian resident individuals or companies via TIR using accounts held by foreign financial institutions in Brazil will be made directly through the foreign exchange market.
Until March 4, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market, or Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian Government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets. Previously, the Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Brazilian Central Bank (Banco Central do Brasil)). The Floating Market rate was generally applied to specific transactions for which the Brazilian Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Brazilian Central Bank on a daily basis.
Foreign currencies may be purchased only through a Brazilian bank authorized to operate in the foreign exchange markets. Foreign exchange rates are freely negotiated, but may be strongly influenced by the Brazilian Central Bank intervention. The recent changes to the foreign exchange regulation introduced by the Brazilian authorities sought to make foreign exchange transactions simpler and more efficient. The markets expect the new regulation to provide a more flexible environment and foster foreign investment in Brazil.

Exchange rates

Brazilian law also provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reason to anticipate such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. There can be no assurance that such measures will not be taken by the Brazilian government in the future.
From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Brazilian Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Brazilian Central Bank abolished the band system and allowed the real/ U.S. dollar exchange rate to float freely. Since then, the real/ U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Brazilian Central Bank has intervened to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Brazilian Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict the Brazilian government’s future exchange rate policies or what impact those policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see “Risk factors— Risks relating to Brazil.”
The following table sets forth the foreign exchange market selling rates published by the Brazilian Central Bank at the close of business day, expressed in reais per U.S. dollar for the periods indicated.

Period	Period end	Average(1)	High	Low

2001	2.3204	2.3520	2.8007	1.9357
2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0783	3.6623	2.8219
2004	2.6544	2.9259	3.2051	2.6544
2005	2.3407	2.4125	2.7621	2.1633

Month in 2006	Period end	Average(2)	High	Low

January 2006	2.2160	2.2739	2.3460	2.2116
February 2006	2.1355	2.1619	2.2217	2.1177
March 2006	2.1724	2.1520	2.2238	2.1067
April 2006	2.6051	2.0666	2.0718	2.0587
May 2006 (through closing)

(1)	Yearly average of the average exchange rates for every month during the relevant period.

(2)	Average exchange rate for the month.
Source:     Brazilian Central Bank.
On May 8, 2006, the foreign exchange market selling rate was R$2.0651 to US$1.00.

TmarPart’s historical and pro forma financial information
Our historical financial information included in this prospectus is derived from the following financial statements:

➢	our consolidated financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, audited by our independent auditors, included in “Financial statements” beginning on page FA-1 of this prospectus; and

➢	our consolidated financial statements for the years ended December 31, 2001 and 2002, audited by Trevisan Auditores Independentes, or Trevisan, which have not been included in this prospectus.
You should read our selected historical financial information included in this prospectus in conjunction with “TmarPart’s management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included in “Financial statements” beginning on page FA-1 of this prospectus.
Our consolidated financial statements have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain material respects from generally accepted accounting principles in the United States. See “TmarPart’s management’s discussion and analysis of financial condition and results of operations— U.S. GAAP reconciliation” and Notes 33 and 35 through 39 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, a reconciliation of net income (loss) to U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, a reconciliation of shareholders’ equity to U.S. GAAP as of December 31, 2004 and 2005, presentation of statements of operations and changes in shareholders’ equity under U.S. GAAP, and additional disclosures about pension plans prepared in accordance with U.S. GAAP.

TmarPart’s historical and pro forma financial information

SELECTED HISTORICAL FINANCIAL INFORMATION OF TMARPART

	Year ended December 31,

	2001		2002		2003		2004		2005

	(in thousands, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	R$	10,103,066	R$	11,873,953	R$	14,002,804	R$	15,841,710	R$	17,058,258
Cost of services		(6,806,635)		(8,200,945)		(8,684,542)		(9,126,447)		(9,542,638)

Gross profit		3,296,431		3,673,008		5,318,262		6,715,263		7,515,620
Operating expenses		(2,798,305)		(2,376,317)		(2,949,838)		(3,668,496)		(4,039,326)

Operating income (loss) before interest		498,126		1,296,691		2,368,424		3,046,767		3,476,294
Interest income		879,359		405,697		577,250		801,797		974,317
Interest expense		(1,353,224)		(2,694,988)		(2,783,677)		(2,510,263)		(2,598,859)

Operating income from operations		24,261		(992,600)		161,997		1,338,301		1,851,752
Net non-operating income (loss)		49,245		20,977		(49,109)		(66,221)		22,175
Income (loss) before taxes and minority interest		73,506		(972,623)		112,888		1,272,180		1,873,927
Income tax and social contribution		21,679		371,312		111,379		(446,529)		(421,289)
Minority interests		(216,412)		205,597		(310,228)		(783,533)		(1,304,391)

Net income (loss)		(121,227)		(394,714)		(85,961)		42,018		148,247

Net income (loss) per share (in reais)	R$	(0.04)	R$	(0.11)	R$	(0.03)	R$	0.01	R$	0.04
Dividends per share (in reais)	R$	0.00	R$	0.00	R$	0.00	R$	0.00	R$	0.03
Shares outstanding at the balance sheet date		3,432,901		3,432,901		3,432,901		3,432,901		3,432,901
U.S. GAAP
Income (loss) before taxes and minority interests					R$	1,555,849	R$	1,323,731	R$	1,810,361
Net income (loss)						58,458		75,142		144,664

Net income (loss) per share:
Common Shares—Basic					R$	0.02	R$	0.02	R$	0.04
Common Shares—Diluted					R$	0.02	R$	0.02	R$	0.04
Weighted average shares outstanding (thousand) (1):
Common Shares—Basic		3,432,901		3,432,901		3,432,901		3,432,901		3,432,901
Common Shares—Diluted		3,432,901		3,432,901		3,432,901		3,432,901		3,432,901
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net		18,146,616		16,842,897		15,900,302		13,770,208		13,069,797
Intangible assets, net		2,262,686		2,467,153		2,354,028		2,183,695		1,992,442
Total assets		28,146,494		28,659,228		30,304,693		30,468,769		28,923,959
Capital and capital reserves		3,500,587		3,500,587		3,500,587		3,500,587		2,202,370
Shareholders’ equity(2)		2,837,400		2,442,686		2,360,359		2,397,392		2,202,370
U.S. GAAP
Property, plant and equipment, net								13,775,706		12,903,144
Intangible assets, net								2,662,040		1,631,727
Total assets								30,547,322		28,902,713
Capital and additional paid-in capital								3,500,587		2,113,074
Shareholders’ equity(2)								2,486,404		2,348,488

(1)	Numbers of outstanding shares are presented as if the reverse stock split, which occurred in August 2004, had taken place in the year 2000. See Note 26(d) to the consolidated financial statements.

(2)	Includes dividends and interest on capital, which is an alternative method under the Brazilian GAAP to distribute dividends to shareholders. See Note 26(d) to the consolidated financial statements.

TmarPart’s historical and pro forma financial information

UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma condensed balance sheet and income statement, which give effect to the transaction, are presented in millions of reais and reflect the stock swap and secondary offering using the purchase method of accounting under U.S. GAAP as of and for the 12 months period ended December 31, 2005.
The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, including the following:

➢	completion of the secondary offering of our common shares owned by certain of TmarPart’s current shareholders;

➢	completion of the stock swap; and

➢	an offering price per share in the secondary offering at the minimum price per share set forth in this prospectus.
Our unaudited pro forma condensed balance sheet and income statement are presented for illustrative purposes only and are not necessarily indicative of our income from operating activities or financial condition nor are the unaudited pro forma condensed balance sheet and statement of income necessarily indicative of our future operating results or financial position.
The unaudited pro forma condensed balance sheet and statement of income have been derived from and should be read in conjunction with our consolidated financial statements as of December 31, 2005 and 2004 which are include in this prospectus.
The pro forma financial information is based on preliminary estimates and assumptions, which we believe to be reasonable. In the unaudited pro forma condensed balance sheet, the purchase price has been allocated to the assets and liabilities based upon our management’s preliminary estimate of their respective fair values as of December 31, 2005, which was based on a preliminary independent appraisal report. Any differences between the fair value of the consideration issued and the fair value of the assets and liabilities acquired has been recorded as goodwill. Definitive allocations will be finalized based upon certain valuations and other studies that will be completed by outside valuation specialists after the closing date of the stock swap. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed financial information and are subject to revision based on a final determination of fair value after the closing of the transaction.
Pro forma adjustments reflecting the Contax spin off
In addition, the unaudited pro forma financial statements also reflect the estimated impact of the spin-off of Contax, our contact center subsidiary. The unaudited pro forma adjustments reflecting the spin-off of the Contax accounts was based on the historical accounting balances as at December 31, 2005, in accordance with the U.S. GAAP.

TmarPart’s historical and pro forma financial information

Pro-Forma financial information
Condensed balance-sheet—U.S. GAAP

		Pro-forma
		Adjustments
	2005
		Purchase		Contax
	Historical	accounting		Spin-	Pro forma
	US GAAP	adjustments		Off(*)	combined

	(In millions of Reais
Property, plant and equipment	45,915	6,974	(1)	(363)	52,526
Accumulated depreciation	(33,012)			98	(32,914)

Net property, plant and equipment	12,903	6,974		(265)	19,612
Intangible assets	4,160	5,935	(2)	—	10,095
Accumulated amortization	(1,655)			—	(1,655)
Goodwill		3,093			3,093

	2,505	9,028		—	11,533
Net property, plant, equipment and intangible assets	15,408	16,002		(265)	31,145

Other assets	13,495	—		(355)	13,140

Total assets	28,903	16,002		(620)	44,285

Current liabilities	8,850	—		(203)	8,647
Long-term liabilities	8,715	4,389	(3)	(57)	13,047
Minority interest	8,990	(8,990	) (4)	—	—
Shareholders’ equity	2,348	20,603		(360)	22,591

Total liabilities	28,903	16,002		(620)	44,285

(*)	Amounts related to the U.S. GAAP balance sheet.

(1)	See explanation in item (1) of note 2(b) “Determination of Purchase Price.”

(2)	See explanation in item (2) of note 2(b) “Determination of Purchase Price.”

(3)	Deferred taxes on adjustments based on the rate of 34%.

(4)	Elimination of minority interest.
Condensed income statement—U.S. GAAP

		Pro-forma Adjustments

		Purchase	Contax
	Historical	accounting	Spin-	Pro forma
	US GAAP	adjustments(**)	Off(*)	combined

Net-operating revenue	17,008	—	(378)	16,630
Cost of services rendered and goods sold	(9,608)	(996)	180	(10,424)

Gross profit	7,400	(996)	(198)	6,206
Operating expenses	(3,693)	(990)	72	(4,611)

Operating income	3,707	(1,986)	(126)	1,595
Financial expenses, net	(1,896)	—	(14)	(1,910)

Income before taxes and minority interest	1,811	(1,986)	(140)	(315)
Income tax and social contribution	(548)	675	50	177
Minority interest	(1,118)	1,118	—	—

Net income	145	(193)	(90)	(138)

(*)	Amounts related to the U.S. GAAP income statement.

(**)	See note 2(c) for details.

TmarPart’s historical and pro forma financial information

Notes to unaudited pro forma condensed combined financial statements
Note 1—Description of transaction and basis of presentation
The corporate restructuring and stock swap is described under the heading, “The transaction.”
Basis of presentation:
Pro forma adjustments related to pro forma condensed income statement are computed, assuming the stock swap, secondary offering and Contax spin-off were consummated at the beginning of the most recent fiscal year presented (i.e. January 1, 2005).
Pro forma adjustments related to pro forma condensed balance sheet are computed, assuming the stock swap, secondary offering and Contax spin-off were consummated as of December 31, 2005.
All pro forma adjustments are directly attributable to the stock swap, secondary offering and Contax spin-off. The pro forma adjustments related to the pro forma condensed income statement, include only adjustments which effects are expected to have a continuing impact on our consolidated income.
Sensitivity analysis:
The share price used to compute the estimated purchase price was based on the minimum price for the secondary offering described in this prospectus. However, the actual measurement date and price for our shares will occur at the closing of the secondary offering. Assuming the stock swap is effected at the maximum price, the total price and therefore the goodwill will be approximately R$22,772 million and R$5,262 million, respectively. Under U.S. GAAP, goodwill is not amortized but annually tested for impairment, with a potential impairment loss (included in income from operations) to be recognized if needed.
The unaudited pro forma condensed financial statements reflect a preliminary allocation of the purchase price to the fair value of acquired client list, concession and fixed assets, that has been amortized over an estimated useful life of two and a half years, twenty years and five years, respectively, in the pro forma adjustments under U.S. GAAP. The final purchase price allocations, which are to be based on third party appraisals may result in different allocations than those presented in these unaudited pro forma condensed financial statements and the useful lives that will be finally determined, once the analysis of allocation and valuation of fixed assets, customer relationships and concession will be completed, could differ from this provisional useful lives mentioned above.

Note 2 a	—Purchase price computation and allocation
The following is a preliminary estimate of the purchase price under U.S. GAAP:
Purchase price computation:

Number of shares outstanding as of April 13, 2006	332,556,000
Exchange ratio per share	0.023
Total number of shares	7,649,957
Multiplied by the minimum price for the corporate swap operation	2.6933
Estimated purchase price (in millions of Reais)	20,603

TmarPart’s historical and pro forma financial information

Purchase price allocation:

As of December 31,
2005 U.S. GAAP

(In millions of
reais )
Adjusted value of net assets acquired
Assets acquired	23,850
Liabilities assumed	(14,860)

8,990
Allocation of purchase price:
(1) Fixed assets—fixed line business	6,974
(2) Concession	3,956
(3) Clients list—mobile business	1,979
(4) Deferred taxes on the allocations	(4,389)
(5) Goodwill (residual balance not allocated)	3,093

11,613
Estimated purchase price	20,603

Note 2(b)—Determination of purchase price

(1)	The allocation of the purchase price to the fixed assets was based on the estimated fair value of the related assets determined according to the replacement costs of such assets as estimated by a preliminary assessment from an independent valuation firm.

(2)	The estimated fair value allocated to the concession was determined based on a percentage of the royalties over the future estimated revenues discounted at the present value as estimated by a preliminary assessment from an independent valuation firm.

(3)	Client list—was determined pursuant to a valuation performed in accordance with the generally accepted accounting guidance in order to to determine the fair value of customer relationships acquired in business combinations based on different valuation techniques such as present value calculations of acquisition costs.

(4)	Deferred taxes on the allocation of the purchase price was based on the statutory rate of 34%.

(5)	Under U.S. GAAP, goodwill is not amortized but each goodwill item is tested for impairment at least annually.
These adjustments are based on available information as of December 31, 2005. There is no further sufficient information at this time to determine other adjustments to our net assets that may have to be taken into account in the purchase price allocation.
Note 2(c)—Pro forma adjustments on the income statement for the year ended December 31, 2005 under US GAAP

➢	Amortization of intangible assets (clients-list and concession) at fair value. The amortization of the mobile business client list intangible asset was based on the estimated churn of the clients, which is approximately two and a half years. The amortization of the concession intangible asset was based on the remaining concession period of 20 years, as defined in the concession agreement.

➢	Depreciation of fair-value of fixed assets. Depreciation of the fair-value of fixed assets was calculated based on the average useful-life of the relevant assets in the fixed line business, which is five years and it was fully allocated to the costs of goods sold and services rendered.

➢	Deferred taxes impact. The deferred taxes impact on pro forma adjustments has been computed using a rate of 34%.

TmarPart’s management’s discussion and analysis of financial condition and results of operations
OVERVIEW
In 2005, while our fixed-line network decreased from 15.2 million to 14.9 million lines in service, we expanded our mobile customer base to 10.3 million clients and our broadband customer base to 0.8 million ADSL clients, up from 6.9 million and 0.5 million, respectively. In December 2005, Oi reached an estimated market share of 26.3% in Region I in terms of number of active subscribers. The growth of our mobile and data categories is important in order to sustain the increase of our revenues, as we expect growth in our fixed-line network to remain flat. Mobile lines in Region I already far exceed the number of fixed-lines. Our consolidated gross revenues increased 8.8% in comparison to 2004.
In 2005, we continued to reorganize our corporate structure in order to integrate operating and administrative areas, processes, systems and management levels and thus reduce our costs. Costs of services, selling, general and administrative expenses increased 5.7% in 2005 (see Note 5 to the consolidated financial statements of TmarPart).
Our results of operations are significantly affected by the following factors:

➢	general trends and demand for telecommunications services;

➢	competition;

➢	the cost of loans and financing;

➢	telecommunications service rate adjustments; and

➢	Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation.
General trends and demand for telecommunications services
Throughout Brazil, including Region I, there is a limited growth potential for fixed-line voice services. Since privatization in 1998, significant capital expenditures were made to expand the “last-mile” of the fixed-line network. According to Anatel, Brazil had 18.4 million fixed-line telephones in service in July 1998 and by the end of 2005, there were 38.8 million. However, a high proportion of the new fixed-lines in service are in low-income areas, which have a relatively low return on invested capital. Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and as has happened in such other countries, the fixed-line network has stabilized.
According to Anatel, the number of mobile subscribers in Brazil increased from 7.4 million in 1998 to 86.2 million in 2005. The Brazilian mobile segment has grown at an average rate of 42.0% per year, due to strong competition, advertising and prepaid plans, together with the ability of consumers to purchase handsets via interest-free installment plans (which cost is borne by mobile operators). During 2005, Oi’s customer base increased by 50.7% and its gross revenues grew by 28.3%. As a result of this expansion and the reduction in inflation rates in Brazil (which influence our fixed-line rate adjustments), we have seen a decrease in the growth of the gross revenue of our fixed-line telecommunications services from 26% in 2001 to 5% in 2005, while the mobile segment of our business is experiencing a continued increase.
As a result of these trends, we do not expect a significant increase in the number of fixed-lines and revenues from local fixed-line telecommunications services. However, in our mobile business, we do

TmarPart’s management’s discussion and analysis of financial condition and results of operations expect an increase in our customer base, traffic and additional services, but at lower rates than observed in the past. We also expect an increase in revenues from broadband and data transmission services, which have a very low level of penetration in Brazil. We will continue to invest in our fixed-line as well as our mobile networks in order to be able to offer bundled fixed-line, mobile and data transmission services. In addition, by owning both mobile and fixed-line telecommunications services networks in Region I and bundling these products, we minimize interconnection costs for outgoing calls and maximize interconnection revenues from incoming calls.
Competition
The continuous growth of the mobile market is still attracting competition in the telecommunications sector. This growth is being driven in large part by the pricing structure of fixed-line to mobile calls, as in Brazil mobile users only pay for outgoing calls. In addition, the current pricing structure allows approximately 81% of net revenues generated by calls placed from fixed-lines to mobile phones to be allocated to mobile operators (interconnection charges), representing an important source of revenues for them. Growth of the mobile market is mainly a result of the expansion of prepaid plans, which increased the volume of incoming calls from the fixed-line network to the mobile network.
During 2005, the number of mobile lines in service in Brazil increased 31.4%, while the number of fixed-lines in service decreased 1.3% remained stable. Mobile services are available to approximately 86% of the Brazilian population and 48% of households. According to estimates by IBGE, approximately 77% of the Brazilian population live in areas served by at least three mobile operators. Prepaid subscribers account for 82% of our subscriber base.
The degree of competition in the mobile segment is high, with three or four large providers competing in each state. At December 2005, Oi had an approximate 26.3% market share in Region I in terms of number of active subscribers, increasing its presence since 2004, when it had a 23.5% market share. Increasing Oi’s market share of the mobile market in Region I is strategically important to maintain the mobile network usage rates within the Company, which otherwise would be paid by fixed-line business to our competitors. Because the estimated penetration of mobile usage in Region I was only 39.1% as of December 2005, we still expect to see growth in this segment over the next several years.
The degree of competition in the local fixed-line segment remains low, due to the required network investments in the last mile and the focus of competitors on the corporate segment. The number of corporate subscribers represented approximately 18% of our fixed-line subscribers in December 2005. With the acquisition of Vésper, Embratel has widened its range of clients in local telephony. In addition, Anatel is attempting to stimulate competition in local services through the implementation of rules requiring line sharing and full unbundling; however, we do not expect these efforts to have a significant impact on competition.
In the long-distance market the degree of competition is strong, but due to marketing efforts and customer loyalty programs, we have increased our revenues during 2005 by 3.7%. Our main competitor in long-distance services for Region I customers is Embratel. See “Information about TmarPart’s business—Competition—Long-distance.”
Broadband penetration in Brazil is still low, with nearly 3.7 million customers in December 2005. We estimate that ADSL technology had approximately an 80% market share in the broadband market in Brazil in terms of number of customers, with the other 20% split among cable, radio and satellite. In our region we mainly compete with Net (a cable TV operator affiliated with Telmex). We compete through ADSL technology, which already exists in more than 214 major cities in Region I.
In addition, companies authorized to provide limited specialized services have begun to compete with us in the provision of data services for corporate customers. While this competition is negatively

TmarPart’s management’s discussion and analysis of financial condition and results of operations affecting the rates for these services, we have been able to increase our revenues through the acquisition of important clients, due to our ability to provide bundled solutions at lower costs. We are also developing sales channels with bundled services to small and middle market businesses.
We believe that bundling products is helping us to retain our existing clients and to increase our market share. For example, we have been able to stimulate the recharge of prepaid mobile minutes through our fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony needs and offer prepaid cards that combine mobile, fixed-line and public telephony.
The cost of loans and financing
We had R$10.3 billion indebtedness as of December 31, 2005. We are making efforts to decrease our total indebtedness. Total indebtedness decreased 18.4% and 3.0% in 2005 and 2004, respectively. The Brazilian currency devalued frequently over the past four decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. These exchange rate fluctuations and some of the Brazilian Government’s measures, taken in an attempt to curb inflation, have affected the cost of our loans and financing. At December 31, 2005, 54% of our indebtedness was in foreign currency, disregarding the effect of swap operations mostly (74.3%) denominated in U.S. dollars. Therefore, we typically hold derivative instruments to swap the foreign exchange rate variation to the Brazilian rate on interbank certificates of deposits (certificado de depósito interbancário), or the CDI rate. The average annual interest rate of debt in local currency, including debentures, was 16.3% per annum in 2005 and 15.2% in 2004.
The average annual interest rate of debt in U.S. dollars increased slightly and was 6.1% and 5.6% per annum in 2005 and 2004, respectively. However, because of the appreciation of the real against the U.S. dollar during 2005, we accrued significant losses on our balance sheet (as required under Brazilian GAAP) reflecting the costs of our swap operations.
While there is generally a favorable environment for the continued recovery of the Brazilian economy in 2006, it still remains vulnerable to shocks, given the high levels of Brazil’s domestic and public debt.
Telecommunications service rate adjustments
Telecommunications service rates are subject to comprehensive regulation by Anatel. The concession agreements of the regional fixed-line companies that expired at the end of 2005 provided for a price-cap mechanism according to which Anatel set and adjusted rates on an annual basis, typically in June, based on an inflation index. The New Concession Agreement provides that rates will be adjusted based on the Index of the Telecommunications Sector (Índice do Setor de Telecomunicações), or IST. This index is calculated based on a weighted average of a number of Brazilian price indexes and its composition will be reviewed every two years. Rate adjustments can be effected after any period of at least 12 months, on the initiative of Anatel or the concessionaire. From January to March, 2006, the IST increased by 0.86%, compared to 0.21% for the IGP-DI.
There are also regulations requiring operators to prepare current financial data in order to implement cost-based and long-term incremental cost analyses as of January 2008. These analyses combined with productivity discussions could lead to limitations on future rate adjustments. In addition, in connection with the terms of the New Concession Agreement Form, Anatel implemented a variety of other rate-related issues, such as the productivity factor. For a detailed discussion of the new terms that may affect our concession. See “Information about TmarPart’s business—Regulation of the Brazilian telecommunications industry—New telecommunications regulations.”

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation
We have been, and will continue to be, affected by the economic, political and social conditions in Brazil. Most notably our operations have been impacted by the fluctuation of the real and by variation in interest rates influenced by the Brazilian Government in its efforts to control inflation. See “Risk factors—Risks relating to Brazil” and “Exchange rates.” The following table shows GDP growth, inflation rate, U.S. dollar exchange rate variation and interest rate for each of the three years ended December 31, 2003 to 2005:

	Year ended
	December 31,

	2003	2004	2005

GDP growth %(1)	0.5	4.9	2.3
IGP-DI inflation rate %(2)	7.7	12.1	1.2
IPCA inflation rate %(3)	9.3	7.6	5.7
U.S. dollar exchange rate variation %(4)	(22.3)	(8.8)	(13.4)
Selic interest rate %(4)	16.5	17.8	18.1

(1)	Source: IBGE

(2)	Source: General Price Index—Fundação Getúlio Vargas

(3)	Source: Amplified Consumer Price Index—Fundação Getúlio Vargas

(4)	Source: Brazilian Central Bank
Exchange rate fluctuations also affect the costs of our mobile handsets and fixed-line equipment, because part of that equipment is acquired abroad under contracts primarily denominated in foreign currencies.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our significant accounting policies are described in Note 1(e) to the consolidated financial statements of TmarPart included in this prospectus. In preparing the consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial position and results and require management’s most difficult, subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain, with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in the consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of our critical accounting policies relating to:

➢	revenue recognition and accounts receivable;

➢	provision for doubtful accounts;

➢	depreciation of property, plant and equipment;

➢	contingencies;

TmarPart’s management’s discussion and analysis of financial condition and results of operations

➢	derivatives;

➢	goodwill; and

➢	deferred income tax.
Revenue recognition and accounts receivable
Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain products delivered and the collectability of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, we rely upon revenue recognition measurement guidelines in accordance with rules issued by Anatel.
Revenues from the usage of our network are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), or Detraf, issued by an outsourced clearing house.
Accounts receivable from telecommunications services are valued by applying the rates on the date the service is rendered. These receivables also include credits for services rendered but not yet billed, up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance of the previous month. The related taxes are determined similarly and accounted for on an accrual basis.
Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.
The revenues related to the sale of public telephone cards, mobile handsets and accessories are accounted for upon the transfer of title. However, mobile prepaid cards revenues are deferred and recognized as income, based on customer usage.
Provision for doubtful accounts
The provision for doubtful accounts is stated at an amount that we consider sufficient to cover any probable losses on realization of accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the provision is consistent with our billing and collection process.
This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions we take to limit providing services to clients with past-due accounts and to collect delinquent accounts, beginning when the account is 60 days past due for the fixed-line segment (15 days past due for the mobile segment), and increasing progressively thereafter, as follows:

	Service Restriction/Collection	% Loss
Fixed-line Segment Outstanding Bills	Process	Provided For

Over 30 and up to 60 days	Restriction to make calls	Zero
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Shut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

TmarPart’s management’s discussion and analysis of financial condition and results of operations

		% Loss
Mobile Segment Outstanding Bills	Service Restriction/Collection Process	Provided For

Over 15 and up to 30 days	Partial Service Restriction/Collection Process	Zero
Over 31 and up to 60 days	Collection	Zero
Over 61 and up to 90 days	Restriction to make and receive calls	40
Over 91 and up to 120 days	Collection	60
Over 121 and up to 150 days	Collection	80
Over 151 and up to 180 days	Shut-off after 15-day warning	100
We include government entities, corporate clients and other telecommunications service providers in the calculation basis of the provision for both fixed-line and mobile business. We have also entered into agreements with certain clients to collect past-due accounts, including agreements allowing clients to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the provision established.
Depreciation of property, plant and equipment
We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, principally five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts, and towers, five years for hardware and software and 10 years for furniture, fixtures and others. Depreciation rates are adjusted, and may vary between the fixed-line, mobile and data segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We have not recorded any impairment during the year 2005. In 2004, we recorded an impairment on AIX assets in the amount of R$53.9 million. In 2003, we recorded a full impairment in the amount of R$82.0 million against the assets of the Internet Data Center, an unprofitable business which we decided to lease to a third party at no cost in 2003. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life. We have not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2005.
Contingencies
The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. These contingencies include the legal proceedings discussed in Note 22 of our consolidated financial statements.
Except if otherwise required by changes in accounting standards and practices, we will continue to record liabilities in connection with these contingencies in the same manner as we do currently, based on our assessment of the risk of loss at each preparation date of the financial statements. We classify our risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions recorded in our financial statements in connection with these proceedings reflect reasonably estimated losses as determined by management based on legal advice and in accordance with Brazilian GAAP and U.S. GAAP. As discussed in Note 1(e) to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider their losses probable. It is possible that our assumptions and, therefore, estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. We record liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all law suits involving TNL and the

TmarPart’s management’s discussion and analysis of financial condition and results of operations subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: value involved, risk, loss expectation, progress status, external legal counsel responsible, etc. See “Information about TmarPart’s business— Legal proceedings.”
Labor claims
Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees and outsourced personnel. These relate principally to hazardous work conditions premium, equalization of salary scales, salary differences and overtime, claims from outsourced personnel and other matters. Our management estimates the potential losses on outstanding labor claims based on labor court decisions as they are issued in each labor lawsuit filed against us. In this respect, all labor lawsuits are initially classified as a “possible” contingency that we may have to face as soon as it is filed against us and no provision is made for it. Once we have a lower court decision for a labor lawsuit, we will change this classification to “probable” or “remote” depending on the outcome of such lower court decision. A provision will then be made if the lower court decision has been entirely or partially unfavorable to us. Our risk of defeat in a labor lawsuit will be changed again if a higher court reverses the lower court’s decision entirely or in part. In such case, the respective provisioning also shall be revised accordingly.
Tax claims
The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. We are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 22 to our Consolidated Financial Statements. We record provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe that the proceedings, which we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.
Civil claims
We are currently involved in many claims regarding issues related to assessments by Anatel, indemnification requested by former resellers of prepaid calling cards, many individual claims requesting indemnity in small claims courts and subcontractors, among others. We record provisions for probable losses based on the opinion of our external legal counsel as to their assessment concerning the outcome of the litigation and their estimates of the involved amounts.
Unrecognized exposures
We have not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered probable. We have estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$5,366.2 million and R$1,283.2 million, respectively, as of December 31, 2005. Our estimates are based on assessments of external legal counsel and we believe that they are based on reasonable assumptions.
At the moment, we do not have material contingent assets, where an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over various matters such as tax credits.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Derivatives
On December 31, 2005, we had loans and financing (including debentures) subject to floating interest rates, which totaled 82.0% of our total debt, based on the Brazilian long-term interest rate, or TJLP, and CDI rates, in the case of real-denominated debts, and based on LIBOR, in the case of U.S. dollar-and Yen-denominated debts and based on a foreign currency basket in the case of the foreign currency portion of the BNDES Facilities.
As of December 31, 2005, we had derivative agreements pursuant to which we swap 21.0% of our total debt subject to floating interest rates, in particular, under contracts bearing interest of U.S. dollar LIBOR plus 0.5% to 5.0% per annum, which totaled 29.0% of our total debt, to fixed rates, reducing our exposure to changes in U.S. dollar LIBOR to 11.7% of our total debt and our exposure to floating interest rates in total to 64.8% of our total debt.
Results from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract. In the past, we have used derivative contracts (swaps, options and forwards) to swap our foreign currency risks. Currently, all of the derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) on swap transactions recorded under Brazilian GAAP reducing or increasing foreign currency indebtedness will be effective if we maintain these agreements until their maturity, regardless of the fair value at year-end. Our foreign currency loans and financings, including swap agreements, totaled US$2,752.3 million and US$3,248.4 million at December 31, 2005 and 2004, respectively.
Under U.S. GAAP, the results of derivative transactions are accounted for at fair value, according to FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.”
As of January 1, 2001, we began applying SFAS No. 133 for reconciliation purposes of Brazilian GAAP to U.S. GAAP. Because of the fact that our transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, we eliminate the gains and losses of derivative contracts not yet financially realized in the U.S. GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If we maintain these instruments to maturity, the unrealized gains and losses will substantially offset financial expenses, due to foreign exchange rate variations. For example, our financial results for the years ended December 31, 2005 and 2004 were impacted by an appreciation of 13.4%, and 8.8%, respectively, of the U.S. dollar exchange rate, due to long-term indebtedness in foreign currency. While the exchange rate variations affect our indebtedness and our financial results, gains and losses of these derivative contracts are mostly not recognized, generating a loss of R$121.8 million in 2005, a loss of R$110.7 million in 2004 and a gain of R$1,475.3 million in 2003 in the U.S. GAAP income statements.
Goodwill
Under Brazilian GAAP, accounting standards do not specifically address business combinations, and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, the goodwill amortization is recognized in the consolidated statements of income over a period consistent with the period over which the gains or losses are expected to be incurred. If the goodwill or negative goodwill is based on the fair value of property, plant and equipment, the

TmarPart’s management’s discussion and analysis of financial condition and results of operations amortization is recognized in the consolidated statements of income over a period consistent with the assets’ remaining economic lives.
Under U.S. GAAP, we adopted the procedures determined by Statement of Financial Accounting Standards (“SFAS”) No. 141— Business Combinations to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies individually, in order to determine the goodwill paid in the purchase, which has to be recognized as an intangible asset or to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.
Goodwill represents the excess of the acquisition cost of a business over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, we adopted SFAS No. 142 Goodwill and Other Intangible Assets. This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.
The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., the fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess must be recorded as impairment.
Reporting units
For U.S. GAAP purposes, we define our reporting units, according to SFAS No. 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.
We identified the following seven reporting units for the year 2005:

➢	Fixed-line telecommunications services;

➢	Mobile telecommunications services;

➢	Contact center;

➢	Data-transmission services;

➢	Rental of duct infrastructure;

➢	Business internet access services; and

➢	Consumer internet access services.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Data-transmission services, rental of duct infrastructure, business internet access services and consumer internet access services are presented as one single segment called “other segments and holdings”, due to their immateriality.
According to SFAS No. 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.
Deferred Income Tax
Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.
Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan and approved by our Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, we disclose in our local GAAP financial statements the amounts expected to be recovered for the next ten years.
In Brazil, the tax law is sometimes significantly altered by provisional measures “medidas provisórias” announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.
Under U.S. GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current combined tax rate of 34% was enacted in 2003.
For U.S. GAAP purposes, the total deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred taxes will not be realized. The valuation allowance is substantially comprised of tax loss carryforwards generated in the mobile business, which was established in mid-2002. The mobile business has required high levels of investment and is not expected to generate taxable income in the next few years. For U.S. GAAP purposes, we have recorded an additional valuation allowance in comparison with the Brazilian GAAP for Oi due to the history of net losses of this entity.
PRESENTATION OF INFORMATION
The following discussion of our consolidated financial position and results of operations for the three-year period ended December 31, 2005 should be read in conjunction with the consolidated financial statements, which are included at the end of this annual report.
The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 33 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Note 35 for a net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, Note 36 for a shareholders’ equity reconciliation as of December 31, 2004 and 2005, Notes 37 and 38 for presentations of statements of operations and

TmarPart’s management’s discussion and analysis of financial condition and results of operations changes in shareholders’ equity and Note 39 for an additional disclosure about pension plans prepared in accordance with U.S. GAAP.
STATEMENTS OF OPERATIONS FOR 2003, 2004 AND 2005
The following table sets forth the components of our statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2005.

	Year ended December 31,			% Change

	2003	2004	2005	2003 v. 2004	2004 v. 2005

	(million of reais)(1)
Net operating revenue	14,002.8	15,841.7	17,058.3	13.1	7.7
Fixed-line telephone segment	12,932.9	14,109.4	14,846.8	9.1	5.2
Mobile telephone segment	1,344.2	2,091.1	2,620.1	55.6	25.3
Contact center segment	410.7	654.6	1,044.8	59.4	59.6
Cost of services and products sold	(8,684.5)	(9,126.4)	(9,542.6)	5.1	4.6
Fixed-line telephone segment	(7,486.0)	(7,516.8)	(7,771.1)	0.4	3.4
Mobile telephone segment	(1,425.2)	(1,805.1)	1,888.5)	26.7	4.6
Contact center segment	(334.8)	(574.0)	(855.8)	71.4	49.1
Gross profit	5,318.3	6,715.3	7,515.6	26.3	11.9
Fixed-line telephone segment	5,439.5	6,592.6	7,057.7	21.2	3.0
Mobile telephone segment	(81.0)	286.0	731.6	453.1	155.8
Contact segment	75.9	80.5	189.0	6.1	134.8
Operating (expenses) income, net	(2,877.0)	(3,668.5)	(4,039.3)	27.5	10.1
Operating income before interest(2)	2,441.2	3,046.8	3,476.3	24.8	14.1
Financial income	616.1	801.8	974.3	30.1	21.5
Financial expenses	(2,895.3)	(2,510.3)	(2,598.8)	(13.3)	3.5
Operating income (loss)(2)	162.0	1,338.3	1,851.8	726.1	38.4
Net non-operating income (expense)	(49.1)	(66.2)	22.2	34.8	(133.5)
Income (loss) before taxes and minority interests	112.9	1,272.1	1,873.9	1,026.7	47.3
Income tax and social contribution	111.4	(446.5)	(421.3)	(500.8)	(5.6)
Minority interests	(310.2)	(783.5)	(1,304.4)	152.6	66.5

Net income (loss)	(86.0)	42.0	148.2	148.8	252.9

(1)	Columns may not add due to rounding.

(2)	Under Brazilian GAAP, interest income and interest expense are a component of operating income.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

COMPARISON OF REVENUES, COSTS AND EXPENSES IN 2004 AND 2005
Revenues
The following table sets forth the components of our operating revenues, as well as the percentage changes, for the years indicated.

	Year ended December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Fixed-line telephone services
Local services	11,581.7	12,140.2	4.8
Long-distance services	3,661.3	3,795.3	3.7
Other fixed-line services	1,728.3	1,897.9	9.8

Total fixed-line services	16,971.3	17,833.4	5.1

Remuneration for the use of the fixed-line network	1,172.7	1,035.5	(11.7)
Mobile telephone services	1,890.9	2,487.7	31.6
Remuneration for the use of the mobile network	221.2	266.0	20.3
Data transmission services	1,607.6	2,061.0	28.2
Contact center	255.9	395.0	54.4
Other services	5.0	2.8	(44.0)

Total gross operating revenues	22,124.6	24,081.4	8.8

Value added and other indirect taxes	(6,060.8)	(6,698.0)	10.5
Discounts and returns	(222.1)	(325.1)	46.4

Net operating revenues	15,841.7	17,058.3	7.7

Local services
The following table sets forth the revenues for our local services, as well as the percentage changes, for the years indicated.

	Year ended December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Monthly subscription fees	5,966.4	6,644.7	11.4
Pulses—(metered services)	2,673.5	2,690.7	0.6
VC1 (Fixed-line to mobile calls)	2,763.1	2,662.5	(3.6)
Collect calls	102.5	82.0	(20.0)
Installation fees	58.5	39.6	(32.3)
Other revenues	17.7	20.7	16.9

Total local services	11,581.7	12,140.2	4.8

Monthly subscription fees
Monthly subscription fees increased principally due to an average rate increase 14.6%, which was offset by a decrease of 1.3% in fixed-lines in service.
Pulses—metered services
In 2005, pulse-based revenues increased principally due to an average rate increase of 12.9%, which was partially offset by a 10.0% decrease in traffic volume in 2005. Part of this traffic reduction is a

TmarPart’s management’s discussion and analysis of financial condition and results of operations consequence of our investment in our ADSL product, which already accounts for 5.4% of our fixed-lines in service. Clients using ADSL pay a monthly fee instead of paying pulses while using “dial-up” internet access.
VC1 services
Revenues in this category consist of charges for the calls from fixed-line to mobile telephones within the same registration area (generally the same city), are billed at the lowest tariff (VC1) and accounted for as local services. A substantial part (82.2%) of our fixed-line to mobile traffic consists of VC1 calls. In 2005, revenues from VC1 calls decreased due to a traffic decrease of 8.9%, partially offset by a rate increase of 4.5% in July 2005. Traffic volume decreased in 2005 due to the migration of fixed-line to mobile calls to mobile to mobile calls.
Collect calls
In 2005, collect call revenues decreased mainly due to a 38.5% decrease in traffic volume, which was offset by the partial-year effect of the pulse rate increases in June, September and November 2004 and the partial-year effect of the rate increase in July 2005. The decrease in volume of collect calls is associated with the increase in the number of mobile phones in our region, special offers for mobile to mobile calls on the same network and a large number of fixed-line clients requesting to block incoming collect calls.
Installation fees
In 2005, revenues from installation fees decreased principally due to a 7.3% decrease in the average per-line installation fee, from R$14.3 as of June 2004 to R$12.2 as of June 2005, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed decreased, from 2,770.7 thousand in 2004 to 2,213.4 thousand in 2005.
Other revenues
Revenues from other local services consist primarily of charges for special services such as fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental.
Long-distance services
In 2005, revenues from long-distance services increased due to continuous market share gain in interregional services combined with an average rate increase of 11.2%. The requirement for mobile clients to choose a long-distance carrier selection code with every call (“Código de Serviço de Prestadora”, or CSP), in our case CSP-31, also helped boost our revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for our long-distance services, as well as the percentage changes, for the years indicated.

	Year ended December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Intrastate	1,644.6	1,886.5	14.7
Interregional	610.9	652.8	6.9
Interstate	615.5	597.8	(2.9)
VC2 and VC3	683.3	577.0	(15.6)
International	107.0	81.2	(24.1)

Total long-distance services	3,661.3	3,795.3	3.7

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Intrastate long-distance (intraregional)
Revenues from intrastate long-distance increased in 2005, mainly due to rate increases, offset by a traffic decrease due to rule changes increasing the size and reducing the number of local areas that became effective as of August 2004. Intrastate long-distance traffic without the personal mobile service traffic (Servíço Móvel Pessoal, or SMP), decreased 25.8% between 2004 and 2005.
Interregional
In 2005, these revenues increased mainly due to a 3.9% increase in traffic volume (without SMP traffic), from 1,033.6 million minutes in 2004 to 1,073.8 million minutes in 2005 and due to rate increases.
Interstate long-distance (intraregional)
Revenues from interstate long-distance services decreased mainly due to a 2.6% decrease in traffic (without SMP traffic), partially offset by the partial-year effects of rate increases.
VC2 and VC3 services
Revenues in this category consist of charges for the intrastate (VC2) and interstate (VC3) calls from fixed-line to mobile telephones. Revenues from VC2 and VC3 calls from fixed-line to mobile units decreased mainly due to a 3.1% decrease in traffic.
International
These revenues decreased mainly due to a decrease in SMP traffic volume, which was slightly offset by an increase in traffic volume without SMP from 60.4 million minutes in 2004 to 61.0 million minutes in 2005.
Other fixed-line services
The following table sets forth the revenues for our other fixed-line services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Prepaid calling cards (for public telephones)	1,017.2	1,111.0	9.2
Additional services	492.2	547.0	11.1
Advanced voice	218.9	239.9	9.6

Total other fixed-line services	1,728.3	1,897.9	9.8

Prepaid calling cards for public telephones
Revenues from the use of prepaid calling cards for public telephones increased mainly due to the partial effect of a rate increase. The number of public telephones decreased 6.6%, totaling 618.3 thousand at December 31, 2005, while the number of credits sold increased by 3.2%.
Additional Services
Additional services consist primarily of services such as directory assistance, caller ID, call waiting, voicemail and call forwarding. Revenues from additional services increased principally due to an increase in the demand for call blocking (incoming collect calls, outgoing long-distance calls or fixed-to-mobile calls), caller ID services and voicemail, influenced by marketing campaigns included in our invoices.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Advanced voice
Advanced voice services consist of “0300”, “0500” and “0800” services providing businesses with a number with agreed upon fees, which may be charged to the caller or to the client. In 2005, these revenues increased mainly due to an increase of 13.7% in the traffic volume of 0800 services, which was offset by price reductions caused by increased competition.
Remuneration for use of the fixed-line network
The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Use of fixed-line to fixed-line network	913.9	790	(13.6)
Use of mobile to fixed-line network	258.8	245.5	(5.1)

Total use of the fixed-line network	1,172.7	1,035.5	(11.7)

Revenues relating to fixed-line network use include revenues received from other telecommunications operators for completing local and long-distance calls. Remuneration for the use of the network is charged depending on the usage volume of our local and long-distance network. Therefore, our market-share increase in long-distance services and the growth of other operators’ networks in our region decrease this remuneration.
We receive network usage fees from mobile and other fixed-line service providers. The growth of mobile telecommunications resulted in substantial growth of network usage revenues during the past years. Since July 2003, the mobile SMP operators have been required to allow their subscribers to choose among different long-distance operators. Since our market share in long-distance services has grown, our network usage revenues have declined in favor of long-distance service revenues. The overall impact of the mobile long-distance selection code usage has had a positive effect on our results.
Mobile telephone services (Oi)
The following table sets forth the revenues for our mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Originating calls	592.4	957.0	61.5
Sale of mobile handsets and accessories	747.8	767.3	2.6
Monthly subscription fees	333.3	461.3	38.4
National and international roaming	106.8	120.9	13.2
Additional services	110.6	181.2	63.8

Total mobile telephone services	1,890.9	2,487.7	31.6

Mobile services revenues increased in 2005 due to an increased volume of outgoing calls. Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers only pay for calls that they originate, in addition to roaming charges.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Rates vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges. In April 2005, Oi increased the average rates of the standard postpaid plans by 6% and prepaid plans by 4%.
Oi had 6.86 million users as of December 31, 2004 and 10.34 million at December 31, 2005. Of this 2005 total, approximately 82% were users of prepaid plans and 18% of postpaid plans. The monthly average revenue per user or ARPU in 2005 was R$20.65 compared to R$24.10 in 2004. ARPU from incoming calls (revenues for the use of the mobile network) decreased due to the migration of fixed-line to mobile calls to mobile to mobile calls, which are subject to the new “bill and keep system” (under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators) and Oi’s increase in numbers of users. ARPU from outgoing calls also decreased due to the migration of postpaid users from plans without spending limits to plans with a fixed amount to be used in calls. ARPU is calculated considering revenues obtained from originating and incoming calls, monthly subscription fees and additional services.
Originating calls
Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network, which resulted in higher traffic volumes.
Sale of handsets and accessories
These revenues totaled R$767.3 million in 2005, of which R$492.0 million were generated from sales of prepaid handsets and R$188.6 million were generated from sales of postpaid handsets. The remaining revenue of R$86.7 million are related to sales of SIM cards (chips containing information relating to the user’s account, enabling the user to change handsets without losing information). In 2005, Oi sold 2,700 thousand prepaid handsets and 1,534 thousand postpaid handsets. The subsidies for prepaid and postpaid handsets were 46.8% and 73.2% of the respective sale prices. The average price we charged in 2005 for a prepaid handset was R$158.29 compared to R$159.43 in 2004 and for a postpaid handset, R$79.11 compared to R$158.84 in 2004. The subsidies for prepaid and postpaid handsets were 46.8% and 73.2% of the respective sale prices.
Monthly subscription fees
Postpaid users pay a monthly subscription fee, which includes a certain number of minutes, and are billed according to actual use on a monthly basis, varying according to the service plan to which they subscribe. Monthly subscription fee revenues increased due to the growth in the average number of users, with an average subscription fee of R$36.34 in 2005 and R$36.49 in 2004.
National and international roaming
We receive revenues from roaming agreements with other local and international mobile operators using GSM technology. When a subscriber of another mobile operator originates a call using our network, the other mobile operator pays us for the call at the applicable tariff. Moreover, when our subscribers are outside our coverage area and receive or place calls, we charge then a roaming tariff in order to pay the national or international mobile operator that completes the call.
In 2005, R$75.0 million of our roaming revenues were obtained from international GSM mobile operators, with which we have roaming agreements and the clients of which used their mobile telephones in Brazil. The remaining R$45.9 million were obtained from our clients, using their mobiles outside our authorized Region I. This revenue increased mainly due to the growth of our client’s base.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Additional services
Revenues from additional services increased primarily due to the annual rate increase. Revenues from SMS (short message) services amounted to R$149.2 million, representing 82.3% of additional services revenue. The remaining amount refers to GPRS or General Packet Radio Service and WAP or protocol for mobile data networks.
Remuneration for the use of the mobile network
The following table sets forth the remuneration for the use of our mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Use of fixed-line to mobile network	120.9	191.7	58.6
Use of mobile-to-mobile network	100.3	74.3	(25.9)

Total use of the mobile network	221.2	266.0	20.3

This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of our mobile network for completing calls.
Use of fixed-line to mobile network
These revenue totaled R$191.7 million in 2005, excluding R$560.7 million received from Tmar that were eliminated upon consolidation. These revenues increased in 2005 as a result of the growth in the average number of users.
Use of mobile-to-mobile network
These revenues, principally from other mobile operators in the main cities in Region I, decreased mainly due to the migration of Telemig Celular and Amazonia Celular to SMP and therefore being subject to the bill and keep system.
Data transmission services
The following table sets forth revenue for our data transmission services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
ADSL (Velox)	385.3	669.6	73.8
Transmission—EILD	338.1	401.1	18.6
Dedicated Line Service—SLD	324.9	283.3	(12.8)
IP services	233.9	261.8	11.9
Switching packs and frame relay	204.3	249.2	22.0
Other services	121.1	196.0	61.8

Total data transmission services	1,607.6	2,061.0	28.2

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Asymmetric Digital Subscriber Line (ADSL)
We sell our ADSL services for high-speed internet access under the brand name Velox. This is a strategic product, enabling us to inhibit entrants offering high-speed access through the cable television network and other fixed-line competitors obtaining remuneration for the use of their network through market share in our region by offering bundled packages of services with financial benefits to clients.
These revenues increased in 2005 as a result of our continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 62.4%, from 0.5 million in 2004 to 0.8 million in 2005. In December 2005, Velox’s customer base represented 5.4% of our total fixed-lines in service as compared to 3.3% in December 2004.
Transmission—EILD
Revenues in this category consist of payments for leasing dedicated data-transmission lines to providers of telecommunications services, primarily mobile operators, which use these services to link their radio base stations to their switching centers. In 2005, EILD revenues increased mainly due to an increase in the average prices and in the average number of leased lines.
Dedicated Line Service—SLD
Revenues from SLD consist of payments for the rental of dedicated digital data transmission lines, which are used primarily by corporate clients. In 2005 decreased due to the migration of some clients to ADSL and IP—“Internet protocol”—services.
IP services
IP services consist of dedicated and dial-up internet access for internet service providers, as well as VPN services that enable companies to set up networks such as intranets and extranets. In 2005, revenues from IP services increased due to a 10.6% increase in the number of accesses of our customers.
Switching packs and frame relay
In 2005, revenues from data transmission services increased due to an increase in monthly subscriptions of frame-relay services.
Other services
Revenues from other data services, such as dedicated broadband internet access for internet service providers and equipment rental rose due to the growth in equipment rental and due to an increase in the amounts received from agreements with internet service providers. These service providers experienced an increase in the number of their ADSL clients.
Contact center services
TNL established a contact center in late 2000 in response to opportunities in the Brazilian contact center outsourcing market. TNL Contax initially provided outsourced services previously offered by Tmar in order to reduce costs and increase the quality of Tmar’s in-house activities. Together with Tmar, TNL also provided supplementary services to their large corporate customers.
As a condition to the consummation of the stock swap, Contax will be spun-off from us.
In 2005, gross revenues with third parties increased due to the acquisition of new clients and due to new services offered to existing clients, such as Debt Collection, Retention, Telemarketing, Technical Support Services and Customer Care.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

ICMS and other indirect taxes
Gross revenues are subject to ICMS (value-added tax), PIS and Cofins. See “Information about Tmar Part’s business—Taxes on telecommunications services.” Consolidated taxes increased 10.5% while gross revenues increased 8.8%, in 2005. This increase in the tax rate was due to a change in our revenue mix, with a significant reduction of the share of network usage services—which is not subject to ICMS tax—in our total revenues.
Discounts and returns
Since our sales contracts do not provide for returns, these amounts refer essentially to discounts offered to clients in specific conditions. The increase in 2005 is due to discounts to mobile handset dealers in order to increase handset sales and to strengthen partnerships in a growing mobile industry.
Costs of services
The following table sets forth the components of our cost of services, as well as the percentage change compared to the prior year. We also include the main costs of each separate segment; however, the sum of the components of all segments do not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because we included immaterial cost components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Consolidated:
Depreciation	2,974.4	2,967.6	(0.2)
Interconnection	2,516.5	2,393.5	(4.9)
Network maintenance	879.9	980.9	11.5
Cost of handsets and accessories	932.1	835.5	(10.4)
Rental and insurance	451.0	549.6	21.9
Materials	247.5	323.3	30.6
Electricity	174.9	258.5	47.8
Personnel	679.2	873.1	28.5
Other costs of services	270.9	360.6	33.1

Total costs of services	9,126.4	9,542.6	4.6

Fixed-line telephone:
Interconnection	3,053.0	3,023.5	(1.0)
Depreciation	2,585.6	2,484.1	(3.9)
Network maintenance	785.8	919.0	16.9
Rental and insurance	406.3	499.5	22.9
Materials	236.0	307.2	30.2
Electricity	159.6	228.7	43.3
Personnel	200.2	188.8	(5.7)
Other costs of services	90.3	120.3	33.2

Total costs of services	7,516.8	7,771.1	3.4

TmarPart’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Mobile telephone:
Cost of handsets and accessories	932.1	835.5	(10.4)
Depreciation	338.1	419.3	24.0
Rental and insurance	155.8	191.4	22.9
Network maintenance	99.9	117.1	17.2
Interconnection	119.9	86.8	(27.6)
Other costs of services	159.3	238.4	49.6

Total costs of services	1,805.1	1,888.5	4.6

Contact center:
Personnel	464.9	671.0	44.3
Depreciation	22.2	37.9	70.7
Other costs of services	87.0	146.9	69.0

Total costs of services	574.1	855.8	49.1

Other segments and holding:
Rental and insurance	90.9	123.7	36.0
Depreciation	28.4	26.3	(7.5)
Personnel	0.5	0.6	29.0
Other costs of services	30.2	17.0	(43.7)

Total costs of services	150.0	167.6	11.7

Intercompany eliminations:
Interconnection	(657.3)	(717.2)	9.1
Rental and insurance	(218.6)	(304.4)	39.2
Network maintenance	(38.9)	(65.3)	67.9
Other costs of services	(4.8)	(53.5)	1,014.6

Total costs of services	(919.6)	(1,140.4)	24.0

Depreciation
Depreciation decreased in 2005 due to the increasing amount of fixed-line equipment becoming fully depreciated. The useful lives of switching and transmission equipment were altered from ten to five years in the beginning of 1999, considering the uncertainties involving technological obsolescence and common practice of the Brazilian telecommunications industry. This decrease in the fixed-line segment was offset by an increase in the mobile segment’s depreciation due to capital expenditures of R$836.4 million in 2005.
Interconnection
Interconnection costs decreased in 2005, mainly due to a reduction in the TU-RL rate, as well as a decrease of 8.4% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators. The fixed-line segment had a decrease in interconnection costs principally due to a decrease in both the interconnection rate as well as in traffic volume. The mobile segment’s interconnection costs decreased in 2005 mainly due to the migration of Telemig Celular and Amazon Celular to SMP and therefore to the bill and keep system.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

From the consolidated interconnection costs of 2005, R$717.2 million was eliminated upon consolidation, representing an increase of 9.1%, compared to the R$657.3 million eliminated in 2004. This is the result of the business growth and the synergies between our mobile segment (Oi) and our fixed-line segment (Tmar) in Region I.
Network maintenance
Network maintenance increased in 2005 due to Oi’s network growth and the necessary quality improvement of Tmar’s network. In 2005, Tmar and Oi accounted for R$919.0 million and R$117.1 million of these costs, respectively. The fixed-line costs of network maintenance increased mainly due to service cost readjustments to improve the quality of the network and due to increased installation costs. The mobile costs of network maintenance increased mainly due to contract readjustments.
Costs of handsets and accessories
The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand were prepaid and 1,013 thousand were postpaid. In 2005, this volume increased to 4,233 thousand, of which 2,699 thousand were prepaid and 1,534 thousand were postpaid.
In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932.1 million. In 2005 these average costs were R$215.98 and R$220.56, respectively, with a total cost of R$835.5 million. The decrease in costs of handsets and accessories is mainly due to changes in the criteria for deferral of the subsidies for postpaid handsets, as well as a reduction of handset costs in U.S. dollars due to the 13.4% appreciation of the Brazilian real in 2005.
Competition in the mobile segment is forcing operators to increase subsidies in order to acquire new customers. We subsidize both postpaid and prepaid handsets, but only defer the subsidy of the postpaid handsets over a period of 12 months. We defer the postpaid handset subsidy because the client agreement provides for reimbursement of R$300 in the event of cancellation or migration to the prepaid system before the completion of the contractual period, and postpaid handsets do not have any value apart from future service contracts. Accordingly, we consider the subsidies part of the customer acquisition cost, and defer and amortize them up to the limit of R$300, during the minimum 12-month contractual period. We do not defer the subsidy of prepaid customers, since there is no early cancellation fee under these plans guaranteeing the payback of customer acquisition costs. See Note 3(f) to our consolidated financial statement.
Rental and insurance
In 2005, rental and insurance costs of the fixed-line segment increased mainly due to adjustments in the right-of-way and post rental agreements.
Materials
In 2005, costs of materials increased due to a R$71.2 million increase in cost of materials applied in the fixed-line segment. This increase is due to a cost increase resulting from a higher volume of modems for ADSL services and increased costs of the production of prepaid calling cards.
Electricity
Electricity costs of the fixed-line segment increased mainly due to average rate increases of 12.0% and 21.0% applied by our electricity providers in late 2004 and 2005, respectively, and also due to the fact that the State Government ceased to allow the compensation of the ICMS tax on electricity expenses.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Personnel
Personnel costs are allocated between cost of services rendered, selling expenses and general and administrative expenses based on a payroll process that only allows personnel to be hired if there is headcount and budget associated to each cost department. If an employee is eventually transferred between departments, the reallocation of the cost to the new department must be authorized in order to maintain the integrity of the process.
In 2005, personnel costs increased, primarily due to rising business volume of the contact center segment.
Other costs of services
Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators, referred to as Taxa de Fiscalização de Telecomunicações, or Fistel which is a fee for the monthly activation and annual inspection of switching stations and mobile terminals.
In 2005, other costs of services increased due to a increase in the Fistel fee as a result of the expansion of Oi’s client base and network.
The Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is our estimated average retention period. During 2005, Oi deferred R$90.0 million of these fees on the balance sheet as prepaid expenses and amortized R$79.8 million. Therefore, costs of these fees totaled R$64.1 million and R$79.8 million in 2004 and 2005, respectively.
In connection with the Fistel fee for maintenance based on prior year’s number of clients and radio base stations, Oi expensed R$53.9 million and R$93.7 million in 2004 and 2005, respectively. Tmar expensed R$24.9 million and R$22.7 million with Fistel maintenance fees in 2004 and 2005, respectively.
Selling expenses
The following table sets forth the components of our selling expenses, as well as the percentage change compared to the prior year. We are also including the main expenses of each separate segment. However, the sum of the components of all segments do not correspond to the consolidated selling

TmarPart’s management’s discussion and analysis of financial condition and results of operations expense component primarily as a result of intercompany eliminations (provided) and because we included immaterial selling expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Consolidated:
Sales commission	367.5	428.5	16.6
Provision for doubtful accounts	564.3	505.7	(10.4)
Contact center	2.5	4.4	76.0
Postage and billing	267.5	289.4	8.2
Marketing	251.8	296.0	17.6
Third party services	204.2	253.7	24.2
Personnel	199.1	183.4	(7.9)
Other expenses	125.3	115.9	(7.5)

Total selling expenses	1,982.2	2,077.0	4.8

Fixed-line telephone:
Sales commission	501.9	484.6	(3.4)
Provision for doubtful accounts	503.7	460.9	(8.5)
Postage and billing	295.0	347.9	17.9
Contact center	238.1	300.4	26.2
Marketing	141.7	171.4	21.0
Personnel	159.5	143.0	(10.3)
Third party services	133.8	141.3	5.6
Other expenses	91.2	78.5	(13.9)

Total selling expenses	2,064.9	2,128.0	3.1

Mobile telephone:
Sales commission	135.2	248.7	83.9
Third party services	89.4	128.8	44.1
Marketing	105.3	118.0	12.1
Contact center	69.2	82.0	18.5
Provision for doubtful accounts	53.1	41.2	(22.4)
Personnel	37.5	33.6	(10.4)
Other expenses	35.8	59.9	67.3

Total selling expenses	525.5	712.2	35.5

Contact center:
Personnel	2.1	6.5	209.5
Marketing	1.9	4.2	121.1
Other expenses	1.8	1.5	(16.7)

Total selling expenses	5.8	12.2	110.3

Other segments and holding:
Sales commission	165.3	150.3	(9.0)
Other expenses	10.9	22.2	103.4

Total selling expenses	176.2	172.5	(2.1)

TmarPart’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Intercompany eliminations:
Sales commission	(434.8)	(455.1)	4.7
Contact center	(304.8)	(383.8)	25.9
Postage and billing	(39.2)	(82.3)	109.9
Other expenses	(11.4)	(26.7)	134.2

Total selling expenses	(790.2)	(947.9)	20.0

Sales commission
Sales commissions are paid to internal personnel, sales agents and dealers, mainly for the acquisition of corporate clients. In 2005, these expenses increased as a result of sales efforts of ADSL broadband and mobile handsets. From the sales commission of fixed-line and mobile telephone segments, R$455.1 million refers to amounts paid to Contax, which are eliminated for the consolidation purposes.
Provision for doubtful accounts
The consolidated provision for doubtful accounts decreased in 2005, representing 2.6% and 2.1% of 2004 and 2005 gross operating revenues, respectively. The Company has taken a number of actions in order to improve collection processes, in particular in the corporate and wholesale segments.
Postage and billing
Postage and billing expenses increased in 2005, impacted especially by an increase in the contractual postal rate, bill printing and the expansion of Oi’s postpaid customer base.
Marketing
Marketing expenses increased in 2005 due to higher media promotion and events related to Velox, our long-distance Carrier Selection Code (CSP 31), and events promoting Oi’s brand name. Marketing expenses represented 1.6% and 1.7% of 2004 and 2005 net operating revenues, respectively.
Third party services
Third party services expenses increased in 2005 mainly due to an increase in expenses with third party print and clearing services and in logistics expenses relating to handsets in the mobile segment.
Personnel
Personnel costs decreased in 2005 due to headcount reductions in the fixed-line and mobile segments.
General and administrative
The following table sets forth the components of our general and administrative expenses, as well as the percentage change compared to the previous year. We are also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated general and administrative expense component primarily as a result of intercompany

TmarPart’s management’s discussion and analysis of financial condition and results of operations eliminations (provided) and because we included immaterial expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Consolidated:
Third party services	274.8	365.0	32.9
Depreciation	197.4	231.5	17.3
Personnel	225.3	242.8	7.8
Consulting and legal counseling	148.9	171.9	15.4
Other expenses	111.5	118.8	6.5

Total administrative expenses	958.0	1,130.0	18.0

Fixed-line telephone:
Third party services	229.1	300.8	31.3
Depreciation	150.8	161.2	6.9
Personnel	156.0	145.3	(6.8)
Consulting and legal counseling	117.0	137.3	17.4
Other expenses	100.9	107.9	6.9

Total administrative expenses	753.8	852.5	13.1

Mobile telephone:
Depreciation	34.8	58.6	68.4
Third party services	39.2	53.0	35.2
Personnel	40.2	52.0	29.4
Consulting and legal counseling	13.4	18.6	38.8
Other expenses	4.9	4.3	(12.3)

Total administrative expenses	132.5	186.5	40.7

Contact center:
Third party services	13.1	19.8	51.1
Personnel	14.1	22.3	58.2
Other expenses	5.0	5.4	8.0

Total administrative expenses	32.2	47.5	47.5

Other segments and holding:
Personnel	15.0	23.2	54.6
Consulting and legal counseling	12.8	11.3	(11.7)
Depreciation	8.9	7.8	(12.4)
Third party services	5.5	6.8	23.6
Other expenses	5.8	3.3	(43.1)

Total administrative expenses	48.0	52.4	9.2

Intercompany eliminations:
Third party services	(8.5)	(8.9)	4.7
Total administrative expenses	(8.5)	(8.9)	4.7

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Third party services
Third party services increased in 2005, mainly due to increased expenses with maintenance of buildings and third party security services, data processing and travel expenses.
Depreciation
In 2005, depreciation expenses increased mainly due to the mobile expansion.
Personnel
In 2005, while the centralization process of Tmar’s administration continues to reduce the fixed-line segment personal expenses, the mobile and contact center expansion are increasing these expenses.
Consulting and legal counseling
In 2005, these expenses increased, mainly due to increased expenses with legal counsel related to civil claims.
Other operating (expenses) income, net
The following table sets forth the components of our other operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Amortization downstream merger goodwill	(153.6)	—	—
Amortization of goodwill—TNL	(92.9)	(97.5)	5.0
Amortization of goodwill—Pegasus	(75.1)	(76.3)	(1.6)
Amortization of negative goodwill—AIX	28.1	6.5	(76.9)
Amortization of deferred charges	(68.2)	(68.2)	0.0
Taxes	(326.3)	(346.1)	6.1
Provisions for contingencies	(613.5)	(585.2)	(4.6)
Method equity accounting	119.0	51.2	(57.0)
Recovered expenses	251.9	97.6	(61.3)
Bonuses and discounts	42.1	30.8	(26.8)
Rental of infrastructure	108.6	163.1	50.2
Expenses with fines	(30.7)	(35.9)	16.9
Late-payment charges	164.9	174.0	5.5
Technical and administrative services	58.7	41.7	(29.0)
Employees’ profit sharing	(110.9)	(51.0)	(54.0)
Agreement with Embratel	54.8	—	—
Other	(85.2)	(136.9)	60.7

Total operating (expenses) income, net	(728.3)	(832.2)	14.3

Amortization downstream merger goodwill
In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger

TmarPart’s management’s discussion and analysis of financial condition and results of operations was to assure realization of the tax benefit associated with the amortization, in five years, of the goodwill paid by us.
TNL wrote down the goodwill in the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million, and reclassified the resulting amount of R$824.1 million on TNL’s consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.
The amortization of the goodwill reduces our taxable income. In the previous four years, we have increased TNL’s share capital by R$167.6 million each year and in 2005 by R$154.2 million. These amounts represent the tax benefit derived from the amortization. See Note 6 to our consolidated financial statements.
Amortization of goodwill—Pegasus
Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319.5 million, which is being amortized on a straight-line basis over five years from January 2003. Prior to this acquisition, Tmar had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.
Amortization of deferred charges
Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to expenses incurred by Oi (R$628.6 million), which is being amortized on a straight-line basis over a 10-year period that began with the commencement of commercial operation in July 2002.
Taxes other than on income
Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified under this account.
Provisions for contingencies
Provisions for contingencies decreased in 2005, mainly due to a decrease of R$16.0 million in labor and R$15.8 million in civil contingencies. See Note 22 to the consolidated financial statements.
Recovered expenses
In 2005, the Company recovered expenses in the amount of R$20.4 million, relating to the recovery of credits from ICMS, PIS and Cofins paid in excess in previous years, and R$13.3 million related to the renegotiations of debts with suppliers.
Bonuses and discounts
These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. In 2004 and 2005, these revenues totaled R$42.1 million and R$30.8 million, respectively, and the decrease was due to contractual negotiations of lower prices in exchange for smaller bonuses.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Rental of infrastructure
Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations. In 2005, these revenues increased primarily due to the expansion of the mobile telephone network in Region I.
Expenses with fines
Expenses with fines refer to assessments by Anatel as of the end of 2002, mainly resulting from the shut-down of some customer service outlets. In response, Tmar has reopened and established new outlets and signed a contract with Correios, the Brazilian post office company, to serve its clients in some locations.
Late-payment charges
Late-payment charges refer to revenues received from a 2% penalty fee charged to our delinquent customers. These revenues increased in 2005 due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.
Technical and administrative services
Technical and administrative services represent revenues obtained mainly by our fixed-line segment related to data processing, co-billing and other services rendered primarily to other telecommunications service providers. In 2005, revenues from technical and administrative services increased, mainly due to higher co-billing revenues, caused by an increase in the number of customers of other mobile providers which use our CSP 31 code.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Interest income and expenses
The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Interest income
Yield on marketable securities	520.2	601.2	15.6
Interest on receipt of overdue bills	142.4	167.3	17.5
Interest on other assets (substantially, recoverable taxes)	61.4	41.3	(32.7)
Financial discounts obtained	51.9	151.7	192.3
Other	25.9	12.8	(50.6)

	801.8	974.3	21.5

Interest expenses
Interest on loans payable to third parties	(623.6)	(544.9)	(12.6)
Monetary/exchange variations on loans payable to third parties	465.4	861.1	85.0
Swap, options and forward transaction results	(1,100.6)	(1,593.8)	44.8
Withholding taxes on financial operations and Bank charges	(255.0)	(335.7)	31.6
Monetary restatement of interest on own-capital and dividends proposed	(24.0)	(38.3)	59.6
Interest on debentures	(264.6)	(305.3)	15.4
Monetary restatement of provisions for contingencies	(296.4)	(260.8)	(12.0)
PIS, Cofins and IOF on financial income	(133.4)	(115.3)	(13.6)
Interest on tax financing program—Refis	(82.8)	(93.0)	12.3
Interest and monetary variations on other liabilities	(46.5)	(54.6)	17.4
Other	(148.8)	(118.2)	(20.6)

	(2,510.3)	(2,598.8)	3.5

Total	(1,708.5)	(1,624.5)	(4.9)

Interest income
Financial income increased in 2005, primarily due to an increase of R$99.8 million in financial discounts obtained, mainly due to acquisition of tax credit at a discount, and a 16.2% increase in the average CDI rate, partially offset by a decrease of 3,6% in our average cash position.
Interest expenses
In 2005, financial expense increased, due to an increase of 16.2% in the average CDI rate and 29.3% higher bank charges, offset by a 11.5% decrease in our average level of debt.
The restatements of contingencies, which are actual amounts to be paid in the event of loss and/or settlement, rather than estimates, are described as “financial expenses.”
Net non-operating income (expense)
Net non-operating expenses under Brazilian GAAP consist principally of equipment disposal in connection with the modernization of the network, gains and losses due to changes in share participation on equity investments and other disposals of permanent assets.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

In 2005, we charged R$22.2 million of non-operating expense, mainly resulting from a provision for the investment made by the mobile segment to offer Wi-Fi to its clients, in the total amount of R$30.0 million, because our competitors started to offer these services for free, reducing significantly our expectations of future revenues from this investment.
Income tax and social contribution
The composite statutory rate of income taxes was 34% for all three years. In 2005, we recorded a tax provision in the amount of R$421.3 million.
The main variations that occurred in 2005 are explained as follows: (1) we recorded a tax benefit on the payment of interest on capital of R$121.4 million, which is completely tax-deductible, unlike dividends; (2) the R$193.9 million tax provision recorded in 2004 was reversed to a tax benefit of R$130.3 million in 2005; (3) we recorded a tax provision for permanent differences in the amount of R$86.3 million; and (4) we recorded a tax benefit of R$61.2 million for permanent differences due to equity method accounting.
Minority interests
We recorded minority interest expense in the amount of R$783.5 million and R$1,304.4 million in 2004 and 2005, respectively, which reflects the participation of TNL’s minority shareholders in its net income. The variations reflect fluctuations in TNL’s net income.
COMPARISON OF REVENUES AND COSTS IN 2003 AND 2004
Revenues
The following table sets forth the components of our operating revenues, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Fixed-line telephone services
Local services	11,074.5	11,581.7	4.6
Long-distance services	2,963.6	3,661.3	23.5
Other fixed-line services	1,472.8	1,728.3	17.4

Total fixed-line services	15,510.9	16,971.3	9.4

Remuneration for the use of the fixed-line network	1,276.3	1,172.7	(8.1)
Mobile telephone services	1,183.7	1,890.9	59.8
Remuneration for the use of the mobile network	170.4	221.2	29.8
Data transmission services	1,184.0	1,607.6	35.8
Contact center	93.8	255.9	172.8
Other services	7.8	5.0	(35.9)

Total gross operating revenues	19,426.9	22,124.6	13.9

Value added and other indirect taxes	(5,241.5)	(6,060.8)	15.6
Discounts and returns	(182.6)	(222.1)	21.6

Net operating revenues	14,002.8	15,841.7	13.1

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Local services
The following table sets forth the revenues for our local services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Local services:
Monthly subscription fees	5,309.0	5,966.4	12.4
Pulses—(metered services)	2,598.1	2,673.5	2.9
VC1 (Fixed-line to mobile calls)	2,948.2	2,763.1	(6.3)
Collect calls	128.1	102.5	(20.0)
Installation fees	80.6	58.5	(27.4)
Other revenues	10.5	17.7	68.6

Total local services	11,074.5	11,581.7	4.6

Monthly subscription fees
In 2004, revenues from monthly subscription fees increased primarily due to the partial-year impact of a 7.43% increase in monthly subscription fees to residential clients as of June 2004 and another 7.01% increase that was split between the months of September and November 2004.
Pulses—metered services
In 2004, pulse-based revenues increased primarily due to the partial-year effect of an average tariff increase of 7.43% as of June 2004 and another 7.01% increase that was split between the months of September and November 2004, which was partially offset by a 10.4% decrease in traffic volume in 2004. Part of this traffic reduction is a consequence of our investment in our ADSL product, which as of December 31, 2004 accounted for 3.4% of fixed-lines in service.
VC1 services
Revenues from local fixed-line to mobile VC1 calls decreased due to a traffic decrease, partially offset by a tariff increase of 7.0% in February 2004. Traffic volume decreased 13.9% in 2004 due to the migration of fixed-line to mobile calls to mobile to mobile calls and as a result of Tmar’s campaigns to educate our clients about the higher costs of placing calls to mobile telephones.
Collect calls
In 2004, collect call revenues decreased, mainly due to a 26.1% decrease in traffic volume, which was offset by the partial-year effect of the pulse tariff increases in June, September and November 2004. This decrease in volume of collect calls was associated with the increase in the number of mobile phones in our region, the special offers for mobile to mobile calls within the same mobile operator and a large number of fixed-line clients requesting to block incoming collect calls.
Installation fees
In 2004, revenues from installation fees decreased primarily due to a 16.7% decrease in the per-line installation fees per line, from R$36.3 as of June 2003 to R$31.5 as of June 2004, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed remained similar, from 2,769.2 thousand in 2003 to 2,770.7 thousand in 2004.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Other revenues
Revenues from other local services increased due to a R$10.0 million increase in sales of prepaid calling cards, partially offset by a R$2.8 million decrease in equipment rental.
Long-distance services
In 2004, revenues from long-distance services increased due to continuous market share gain in the interregional services combined with an average tariff increase of 3.2% as of June 2004 and another 10.6% increase split between the months of September and November 2004. Even with the changes in the rules increasing the size and reducing the number of local areas, effective as of August 2004, the intrastate services increased 17.3%. The requirement for mobile clients to choose a long-distance carrier selection code, in our case CSP-31, also helped boost our revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for our long-distance services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Intrastate	1,402.3	1,644.6	17.3
Interregional	300.9	610.9	103.0
Interstate	569.2	615.5	8.1
VC2 and VC3	610.3	683.3	12.0
International	80.9	107.0	32.3

Total long-distance services	2,963.6	3,661.3	23.5

Intrastate long-distance (intraregional)
Revenues from intrastate long-distance increased in 2004, due to the rate increases in 2003 and 2004, offset by traffic decrease due to changes in the rules regarding local areas. This change occurred as of August 2004, altering the billing of some calls from long-distance to local services
Interregional
In 2004, these revenues increased, due to a 25.2% increase of traffic volume from 825.1 million minutes in 2003 to 1,033.6 million minutes in 2004 and to rate increases. The usage of our access code in long-distance calls originated from mobiles as of June 2003 helped us boost these revenues.
Interstate long-distance (intraregional)
Revenues from interstate long-distance services increased, mainly due to a 2.9% decrease in traffic, partially offset by the partial-year effects of rate increases.
VC2 and VC3 services
Revenues from VC2 and VC3 calls from fixed-line to mobile units increased, mainly due to an average rate increase of 7.0% in February 2004 and a 9.2% increase in traffic.
International
These revenues increased mainly due to a 25.8% increase in the volume of traffic from 48.0 million minutes in 2003 to 60.4 million minutes in 2004.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Other fixed-line services
The following table sets forth the revenues for our other fixed-line services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Prepaid calling cards (for public telephones)	808.5	1,017.2	25.8
Additional services	422.8	492.2	16.4
Advanced voice	241.5	218.9	(9.4)

Total other fixed-line services	1,472.8	1,728.3	17.4

Prepaid calling cards for public telephones
In 2004, revenues from the use of prepaid calling cards for public telephones increased, mainly due to the partial effect of a 7.43% tariff increase as of June 2004 and another increase of 6.3% split between the months of September and November 2004, as well as a reduction in the amounts transferred to other operators due to improvements in our anti-fraud systems. The number of public telephones remained substantially stable, totaling 661.9 thousand at December 31, 2004, compared to 662.1 thousand at December 31, 2003, while the number of credits sold increased by 1.2%.
Additional Services
Revenues from additional services increased primarily due to an increase in the demand of call blocking, caller ID services and voicemail, influenced by marketing campaigns included in our invoices.
Advanced voice
In 2004, these revenues decreased, mainly due to continuous price reductions caused by increased competition.
Remuneration for use of the fixed-line network
The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Use of fixed-line to fixed-line network	1,042.0	913.9	(12.3)
Use of mobile to fixed-line network	234.3	258.8	10.5

Total use of the fixed-line network	1,276.3	1,172.7	(8.1)

In 2004, revenues from the use of the fixed-line to fixed-line network decreased mainly due to a 12.7% decrease in traffic on our network. The traffic reduction is a consequence of the growth of our long-distance market share with the usage of our long-distance Carrier Selection Code (CSP 31). The effect of the TU-RL (remuneration for the usage of local network) rate increase of 8.2% in June 2003 was offset by a 10.5% reduction as of June 2004, as a result of the use of a 20% productivity factor determined by Anatel. After the STJ ruling which upheld the use of the IGD-I Index in September and November 2004, the Company increased the rates by 10.7%, divided in two monthly adjustments.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

In 2004, these revenues increased mainly due to the partial-year effect of a 8.2% rate increase in June 2004, which was offset by a 6.8% traffic decrease on our network.
Mobile telephone services (Oi)

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Originating calls	287.7	592.4	105.9
Sale of mobile handsets and accessories	598.4	747.8	25.0
Monthly subscription fees	191.1	333.3	74.4
National and international roaming	63.7	106.8	67.7
Additional services	42.8	110.6	158.4

Total mobile telephone services	1,183.7	1,890.9	59.8

Mobile services revenue grew in 2004
Revenues from mobile telephone services operations accounted for 8.5% of gross consolidated revenues, with an increased volume of outgoing calls.
Oi’s average number of users grew from 2.42 million in 2003 to 4.44 million in 2004. Oi’s number of users totaled 6.86 million at December 31, 2004. Of this total, approximately 86.1% were users of prepaid plans and 13.9% of postpaid plans. The monthly average revenue per user (ARPU) in 2004 totaled R$24.10 compared to R$29.90 in 2003. This reduction is due to the greater expansion of the prepaid plans and the “bill and keep” interconnection charging method introduced in June 2003.
Originating calls
Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network.
Sale of handsets and accessories
These revenues totaled R$747.8 million in 2004, of which R$445.7 million was generated from sales of prepaid handsets and R$215.7 million was generated from sales of postpaid handsets. The remaining revenue of R$86.4 million was related to sales of SIM cards. In 2004, Oi sold 2,514 thousand prepaid handsets and 1,013 thousand postpaid handsets.
The average price we charged in 2004 for a prepaid handset was R$159.43 (R$176.54 in 2003) and for a postpaid handset, R$158.84 (R$146.68 in 2003). The subsidies for prepaid and postpaid handsets were 43.6% and 65.8% of the respective sales price.
Monthly subscription fees
Monthly subscription fee revenues increased due to the growth in the average number of users, as well as the increase in the subscription fees. The average subscription fee in 2004 was R$36.49 and R$34.39 in 2003.
National and international roaming
Total roaming revenues increased in 2004. R$77.5 million of our roaming revenues was obtained from international GSM mobile operators, with which we have roaming agreements and the clients of which, used their mobile telephones in Brazil. The remaining R$29.3 million was obtained from our clients, using their mobiles outside our authorized Region I.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Additional services
In 2004, revenues from additional services increased mainly due to data services GPRS, WAP and SMS. Combined revenues from these three services amounted to R$106.2 million, representing 96% of additional services.
Remuneration for the use of the mobile network
The following table sets forth the remuneration for the use of our mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Use of fixed-line to mobile network	62.0	120.9	95.0
Use of mobile-to-mobile network	108.4	100.3	(7.5)

Total use of the mobile network	170.4	221.2	29.8

This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of our mobile network for completing calls.
Use of fixed-line to mobile network
These revenues increased in 2004 as a result of the growth in our mobile clients base.
Use of mobile-to-mobile network
These revenues, principally from other mobile operators in the main cities in Region I, decreased, mainly due to our migration and that of our mobile competitors to the SMP system as of June 2003, when a new methodology started to apply between mobile operators, based on a “bill and keep” system. Under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators. Therefore, our mobile segment is receiving less remuneration for the use of its network, since June 2003. This loss is partially offset by a reduction in Oi’s interconnection costs with other mobile operators.
Data transmission services
The following table sets forth revenue for our data transmission services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
ADSL (Velox)	128.1	385.3	200.8
Transmission—EILD	291.5	338.1	16.0
Dedicated Line Service—SLD	345.3	324.9	(5.9)
IP services	207.0	233.9	13.0
Switching packs and frame relay	134.2	204.3	52.2
Other services	77.9	121.1	55.5

Total data transmission services	1,184.0	1,607.6	35.8

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Asymmetric Digital Subscriber Line (ADSL)
These revenues increased in 2004, as a result of our continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 128.6%, from 217 thousand in 2003 to 496 thousand in 2004.
Transmission—EILD
In 2004, EILD revenues increased, due to new contracts with higher speeds, more convergent services and better prices despite a 14.5% reduction in the average number of leased lines.
Dedicated Line Service—SLD
In 2004, these revenues decreased as a the result of the migration of some clients to ADSL and IP services. The number of accesses decreased 6.6% from December 2003 to December 2004.
IP services
Revenues from IP services increased in 2004, due to a 39.8% increase in the number of accesses.
Switching packs and frame relay
Revenues from data transmission services increased in 2004, due to an increase in monthly subscriptions of frame-relay services resulting from the new acquisition of data communication networks from corporate clients and continuous sales efforts of frame-relay services, with significant market acceptance.
Other services
In 2004, these revenues increased, due to the amounts received from agreements with internet service providers, which experienced an increase in the number of their ADSL clients.
Contact center
In 2004, the increase in gross revenues was partially the result of higher volume of services offered to existing clients, consisting of a R$51.6 million increase in technical support services, R$20.9 million increase in operations from the client NET (cable TV), and R$14.6 million increase in retention operations. Most of the 2004 growth resulted from the acquisition of new clients due to the execution of a contract with Orbitall (a contact center company), signed in April 2004.
As for the revenues from services provided to related parties, eliminated upon consolidation, gross revenues from services provided to Tmar increased 25.3%, from R$303.7 million in 2003 to R$380.4 million in 2004, while revenues from services provided to Oi increased 44.2%, from R$50.4 million in 2003 to R$72.7 million in 2004. Of the total 2004 revenues, 76.3% refers to inbound contact center services, while the remaining 23.7% refers to sales support and revenues collection.
ICMS and other indirect taxes
In 2004, Consolidated taxes increased 15.6%, while gross revenues increased 13.9%. This increase in the tax rate was due to a 4.6% increase in Cofins on sales of mobile handsets as of February 2004. The increase is also due to a change in our revenue mix, with a significant reduction of the share of network usage services—which is not subject to ICMS tax—in our total revenues.
Discounts and returns
The increase in 2004 is due to discounts to mobile handset dealers in order to increase handset sales and strengthen partnerships in a growing mobile industry.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Costs of services
The following table sets forth the components of our cost of services, as well as the percentage change compared to the prior year. We also include the main costs of each separate segment; however, the sums of the components of all segments do not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because we included immaterial cost components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Consolidated:
Depreciation	3,198.0	2,974.4	(7.0)
Interconnection	2,531.1	2,516.5	(0.6)
Network maintenance	789.4	879.9	11.5
Cost of handsets and accessories	740.9	932.1	25.8
Rental and insurance	399.2	451.0	13.0
Materials	173.6	247.5	42.6
Electricity	139.3	174.9	25.6
Personnel	512.1	679.2	32.6
Other costs of services	200.9	270.9	34.8

Total costs of services	8,648.5	9,120.4	5.5

Fixed-line telephone:
Interconnection	2,779.3	3,053.0	9.8
Depreciation	2,862.8	2,585.6	(9.7)
Network maintenance	711.1	785.8	10.5
Rental and insurance	537.4	406.3	(24.4)
Materials	163.5	236.0	44.3
Electricity	129.4	159.6	23.3
Personnel	219.9	200.2	(9.0)
Other costs of services	82.6	90.3	9.3

Total costs of services	7,486.0	7,516.8	0.4

Mobile telephone:
Cost of handsets and accessories	740.9	932.1	25.8
Depreciation	281.1	338.1	20.3
Rental and insurance	135.9	155.8	14.6
Network maintenance	79.3	99.9	26.0
Interconnection	111.7	119.9	7.3
Other costs of services	76.3	159.3	108.8

Total costs of services	1,425.2	1,805.1	26.7

Contact center:
Personnel	273.0	464.9	70.3
Depreciation	13.9	22.2	59.7
Other costs of services	47.9	87.0	81.6

Total costs of services	334.8	574.1	71.5

TmarPart’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Other segments and holding:
Rental and insurance	74.1	90.9	22.7
Depreciation	40.2	28.4	(29.4)
Personnel	6.8	0.5	(92.6)
Other costs of services	59.3	30.2	(49.1)

Total costs of services	180.4	150.0	(16.9)

Intercompany eliminations:
Interconnection	(366.0)	(657.3)	79.6
Rental and insurance	(354.4)	(218.6)	(38.3)
Network maintenance	(18.4)	(38.9)	111.4
Other costs of services	(3.1)	(4.8)	54.8

Total costs of services	(741.9)	(919.6)	24.0

Depreciation
Depreciation and amortization costs decreased in 2004 due to the decrease in the fixed-line segment.
Interconnection
Interconnection costs decreased in 2004, despite an authorized rate increase of 7.0% as of February 2004. This reduction is due to a decrease of 3.2% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators.
Network maintenance
Network maintenance increased resulting from Oi’s network growth and the necessary improvement of the quality of Tmar’s network. In 2004, the fixed-line and mobile costs of network maintenance increased mainly due to service cost readjustments and quality improvements.
Costs of handsets and accessories
The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand was prepaid and 1,013 thousand was postpaid. In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932.1 million. The increase in costs of handsets and accessories of 25.8% is in line with the sales volume increase of 25.0%.
During 2004, we deferred and amortized R$88.1 million and R$90.5 million, respectively. We do not defer the subsidy of the prepaid customers because there is no early cancellation fee under prepaid plans.
Rental and insurance
In 2004, rental and insurance costs increased due to the need to rent dedicated lines to complete calls using our Carrier Selection Code (CSP 31) outside Region I. The costs of satellite rental increased R$11.6 million, including R$3.4 million related to a termination fee charged by Embratel when Tmar stopped using Embratel’s satellite services and started on the Hispamar satellite connection.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Materials
In 2004 costs of materials increased due to a R$72.5 million increase in cost of materials applied in the fixed-line segment. This increase is due to a contractual agreement signed with outsourced maintenance services providers in August 2003, whereby we pay a lower price for the services rendered and separately reimburse fuel. With this tax planning, we increased our 2005 fuel costs by R$53.5 million in exchange for a reduction of third party services, but we now record an ICMS tax credit on fuel cost. The remaining increase is due to an R$15.8 million increase in the number of fixed-line prepaid calling cards.
Electricity
Electricity costs of the fixed-line segment increased mainly due to average rate readjustment of 12.0% applied by our electricity providers in late 2004.
Personnel
In 2004, personnel costs increased primarily due to an increase of R$191.9 million in the contact center segment, representing a 70.3% increase in personnel costs and reflecting the expansion of this business segment. The increase in the contact center segment in 2004 was partially offset by a R$19.7 million, or 9.0%, decrease due to headcount reductions in the fixed-line segment.
Other costs of services
In 2004, other costs of services increased, principally due to a R$79.7 million increase in the Fistel fee as a result of the expansion of Oi’s client base.
During 2004, Oi deferred R$79.7 million of these fees on the balance sheet as prepaid expenses and amortized R$64.1 million. Therefore, costs of these fees totaled R$29.7 million and R$64.1 million in 2003 and 2004, respectively.
In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$20.5 million and R$53.9 million in 2003 and 2004, respectively. Tmar expensed R$18.8 million and R$24.9 million with Fistel maintenance fees in 2003 and 2004, respectively.
Selling expenses
The following table sets forth the components of our selling expenses, as well as the percentage change compared to the prior year. We are also including the main expenses of each separate segment. However, the sum of the components of all segments do not correspond to the consolidated selling

TmarPart’s management’s discussion and analysis of financial condition and results of operations expense component primarily as a result of intercompany eliminations (provided) and because we included immaterial selling expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Consolidated:
Sales commission	235.0	367.6	56.4
Provision for doubtful accounts	597.6	564.3	(5.6)
Contact center	3.9	2.5	(35.9)
Postage and billing	225.9	267.5	18.4
Marketing	200.2	251.8	25.8
Third party services	172.8	204.2	18.2
Personnel	204.5	199.1	(2.6)
Other expenses	98.7	125.3	26.9

Total selling expenses	1,738.6	1,982.3	14.0

Fixed-line telephone:
Sales commission	364.1	501.9	37.8
Provision for doubtful accounts	534.9	503.7	(5.8)
Postage and billing	254.2	295.0	16.1
Contact center	203.5	238.1	17.0
Marketing	114.1	141.7	24.2
Personnel	161.5	159.5	(1.2)
Third party services	124.9	133.8	7.1
Other expenses	89.2	91.2	2.2

Total selling expenses	1,846.4	2,064.9	11.8

Mobile telephone:
Sales commission	75.6	135.2	78.8
Third party services	62.5	89.4	43.0
Marketing	82.6	105.3	27.5
Contact center	50.3	69.2	37.6
Provision for doubtful accounts	59.7	53.1	(11.1)
Personnel	40.3	37.5	(6.9)
Other expenses	20.5	35.8	74.6

Total selling expenses	391.5	525.5	34.2

Contact center:
Personnel	1.5	2.1	40.0
Marketing	1.4	1.9	35.7
Other expenses	1.3	1.8	38.5

Total selling expenses	4.2	5.8	38.1

Other segments and holding:
Sales commission	121.3	165.3	36.3
Other expenses	6.8	10.9	60.3

Total selling expenses	128.1	176.2	37.5

TmarPart’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Intercompany eliminations:
Sales commission	(326.0)	(434.8)	33.4
Contact center	(249.9)	(304.8)	22.0
Postage and billing	(36.2)	(39.2)	8.3
Other expenses	(19.5)	(11.3)	(41.5)

Total selling expenses	(631.6)	(790.1)	25.1

Sales commission
In 2004, these expenses totaled R$367.5 million, representing an increase of 56.4% compared to 2003, as a result of sales efforts of ADSL broadband and mobile handset.
Provision for doubtful accounts
In 2004 provision for doubtful accounts decreased due to the continuous campaigns to recover credits overdue.
Postage and billing
Postage and billing expenses increased in 2004, impacted especially by the increasing number of co-billing services to other telecom service providers and the expansion of Oi’s postpaid customer base.
Marketing
Marketing expenses increased due to higher media promotion and events related to Velox, our long-distance Carrier Selection Code (CSP 31), and events promoting Oi’s brand name. In order to achieve client growth, the mobile segment invested R$105.3 million in 2004 in marketing activities, representing 5.0% of net operating revenues. In 2003, marketing expenses of this segment already increased, reducing the ratio of marketing expenses to net revenues to 6.1% Oi has sponsored many sports and fashion events in order to promote its brand name.
Third party services
In 2004, these expenses increased, impacted by consultancy and to sales and marketing technical assistance in the mobile segment.
Personnel
In 2004, personnel costs decreased due to a reduction in the number of sales and marketing employees resulting from the synergies created by the operational combination of our fixed-line and mobile activities. The personnel costs of the mobile segment decreased in 2004, due to the combination of our fixed-line and mobile activities.
General and administrative
The following table sets forth the components of our general and administrative expenses, as well as the percentage change compared to the prior year. We are also including the main expenses of each separate segment. However, the sum of the components of all segments do not correspond to the consolidated general and administrative expense component primarily as a result of intercompany

TmarPart’s management’s discussion and analysis of financial condition and results of operations eliminations (provided) and because we included immaterial expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Consolidated:
Third party services	205.3	274.8	33.9
Depreciation	186.0	197.4	6.1
Personnel	203.2	225.4	10.9
Consulting and legal counseling	177.5	148.9	(16.1)
Other expenses	72.2	111.5	54.4

Total administrative expenses	844.2	958.0	13.5

Fixed-line telephone:
Third party services	194.7	229.1	17.7
Depreciation	153.9	150.8	(2.0)
Personnel	150.6	156.0	3.6
Consulting and legal counseling	133.0	117.0	(12.0)
Other expenses	61.0	100.9	65.4

Total administrative expenses	693.2	753.8	8.7

Mobile telephone:
Depreciation	21.8	34.8	59.6
Third party services	23.1	39.2	69.7
Personnel	34.4	40.2	16.9
Consulting and legal counseling	24.0	13.4	(44.2)
Other expenses	4.0	4.9	22.5

Total administrative expenses	107.3	132.5	23.5

Contact center:
Third party services	4.8	13.1	172.9
Personnel	9.9	14.1	42.4
Other expenses	7.5	5.0	(33.3)

Total administrative expenses	22.2	32.2	45.0

Other segments and holding:
Personnel	8.3	15.1	82.9
Consulting and legal counseling	16.3	12.8	(21.5)
Depreciation	8.5	8.8	4.7
Third party services	11.4	5.5	(51.8)
Other expenses	5.4	9.4	(12.1)

Total administrative expenses	49.9	51.6	(5.9)

Intercompany eliminations:
Third party services	(28.7)	(12.1)	(77.4)
Other expenses			185.7

Total administrative expenses	(28.7)	(12.1)	(57.8)

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Depreciation
In 2004, depreciation expenses increased mainly due to the mobile expansion.
Personnel
In 2004, personnel expenses increased mainly due to the expansion of our contact center segment.
Other operating (expenses) income, net
The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million
	of reais)
Amortization downstream merger goodwill	(167.6)	(153.6)	(8.4)
Amortization of goodwill—TNL	(61.8)	(92.9)	5.0
Amortization of goodwill—Pegasus	(75.1)	(75.1)
Amortization of negative goodwill—AIX		28.1	N/A
Amortization of deferred charges	(68.2)	(68.2)
Taxes	(302.0)	(326.3)	8.0
Equity method accounting	74.6	119.0	59.5
Provisions for contingencies	(150.3)	(613.5)	308.2
Recovered expenses	295.2	251.9	(14.7)
Bonuses and discounts	96.5	42.1	(56.4)
Rental of infrastructure	94.5	108.6	14.9
Expenses with fines	(66.3)	(30.7)	(53.7)
Late-payment charges	140.2	164.9	17.6
Technical and administrative services	56.7	58.7	3.5
Employees’ profit sharing	(118.4)	(110.9)	(6.3)
Agreement with Embratel		54.8	N/A
Other	(42.2)	(85.2)	101.9

Total operating (expenses) income, net	(231.9)	(728.3)	147.6

Amortization of downstream merger goodwill
In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger was to assure realization of the tax benefit arising from the amortization, in five years, of the goodwill paid by us.
TNL wrote down the goodwill to the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million and reclassified the resulting amount of R$824.1 million on our consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Amortization of goodwill—Pegasus
Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319.5 million, which is being amortized on a straight-line basis over five years as from January 2003. Prior to this acquisition, Tmar had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.
Amortization of deferred charges
Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to the expenses incurred by Oi (R$628.6 million), which is being amortized on a straight-line basis over a 10-year period that began with the start-up in July 2002.
Taxes other than on income
Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified to this account.
Provisions for contingencies
These expenses increased primarily as the result of R$114.4 million of ICMS on revenues from IP network access gate rental, recorded after reassessing the matter based on unfavorable judicial decisions, R$281.7 million of labor and R$194.1 million of civil contingencies.
Recovered expenses
In 2004, we recorded R$65.3 million related to PIS, Cofins, Fust and Funttel, R$76.1 million referring to value-added tax (ICMS) due to favorable decisions and R$18.7 million related to the renegotiations of debts with suppliers.
Bonuses and discounts
These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. In 2003 and 2004, these revenues totaled R$96.5 million and R$42.1 million, respectively, and the decrease was due to contractual negotiations of lower prices in exchange for smaller bonuses.
Rental of infrastructure
Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations. In 2004, these revenues increased, principally due to the expansion of the mobile telephone network in Region I.
Expenses with fines
Expenses with fines refer to assessments by Anatel. Due to our election to join the tax refinancing program (Programa de Refinanciamento Fiscal), or Tax Refinancing Programs, established in June 2003, which permits companies to pay outstanding tax debts in 120-180 monthly installments, we recognized fines for interest in arrears in the total amount of R$36.7 million in 2003. In addition to the financial impact generated by our adherence to the Tax Refinancing Programs, fines for payments

TmarPart’s management’s discussion and analysis of financial condition and results of operations in arrears became applicable and were recognized due to the obligation to renounce any outstanding proceedings and injunctions. The benefit involving the Tax Refinancing Programs, other than the end of costs with tax processes considered to be probable losses, is that the monetary restatement rate of the installments is the floating long-term interest rate (TJLP), historically lower than the CDI interest rate.
Late-payment charges
These revenues increased in 2004, due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.
Other non-recurring income
On November 30, 2004 an agreement was reached with Embratel whereby all administrative and legal proceedings between the parties were extinguished. As a result, the Company recognized R$54.8 million relating to favorable outcome in several claims, the book values of which had not been recorded.
Interest income and expenses
The following table sets forth the components of our net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Interest income
Yield on marketable securities	357.9	520.2	45.3
Interest on receipt of overdue bills	104.6	142.4	36.1
Interest on other assets (substantially, recoverable taxes)	125.1	61.4	(50.9)
Financial discounts obtained	28.3	51.9	83.4
Other	0.2	25.9	12,850.0

	616.1	801.8	30.1

Interest expenses
Interest on loans payable to third parties	(657.8)	(623.6)	(5.2)
Monetary/exchange variations on loans payable to third parties	1,474.3	465.4	(68.4)
Swap, options and forward transaction results	(2,417.4)	(1,100.6)	(54.5)
Withholding taxes on financial operations and Bank charges	(248.1)	(255.0)	2.8
Monetary restatement of interest on own-capital and dividends proposed	(8.2)	(24.0)	192.7
Interest on debentures	(395.7)	(264.6)	(33.1)
Monetary restatement of provisions for contingencies	(277.5)	(296.4)	6.8
PIS, Cofins and IOF on financial income	(137.2)	(133.4)	(2.8)
Interest on tax refinancing program— Refis	(111.9)	(82.8)	(26.0)
Interest and monetary variations on other liabilities	(3.8)	(46.5)	1,123.7
Other	(112.0)	(148.8)	32.9

	(2,895.3)	(2,510.3)	(13.3)

Total	(2,279.2)	(1,708.5)	(25.0)

TmarPart’s management’s discussion and analysis of financial condition and results of operations

Interest income
Interest income increased in 2004, principally due to a 67.8% rise in our average cash position, partially offset by a decrease of 28.5% in the average CDI rate.
Interest expenses
In 2004, financial expense decreased due to a 5.4% increase in our average level of debt, which was offset by a decrease of 30.4% in the average CDI rate. In 2004, we also recorded the following financial expenses: (1) R$82.8 million related to the restatement of financed taxes under the Tax Refinancing Programs; and (2) R$296.4 million of indexation adjustment of provisions for contingencies, which increased R$18.9 million compared to R$277.5 million in 2003.
Net, non-operating income (expense)
In 2004, we charged R$136.6 million of non-operating expense, mainly resulting from (1) a provision for adjustment to fair value of a property put for sale, based on an appraisal report prepared by independent experts, in the total amount of R$36.4 million; and (2) an additional provision for losses recorded on the assets of ducts in São Paulo, in the amount of R$54.0 million.
Income tax and social contribution
In 2004, we recorded a tax provision in the amount of R$446.5 million. The main variations that occurred in 2004 are explained as follows: (1) we recorded a tax benefit on the payment of interest on capital of R$76.4 million, which is totally tax-deductible, unlike dividends; (2) we recorded a tax provision in the amount of R$193.9 million because some subsidiaries did not record all of the income tax and social contribution credits on tax loss carryforwards, since they did not have expectations of sufficient taxable profits to realize these credits; we recorded a tax benefit in the amount of R$113.2 million relating to the use of deferred goodwill; (3) we recorded a tax benefit in the amount of R$36.0 million for the permanent difference due to equity method of accounting and (4) we recorded a tax provision in the amount of R$37.8 million for the effect of the realization of negative goodwill.
LIQUIDITY AND CAPITAL RESOURCES
Overview
Our investment in our fixed-line, broadband and mobile infrastructure has increased at a consistent rate in recent years. Our capital expenditures for 2003, 2004 and 2005 were R$1,616.1 million, R$2,058.1 million and R$2,447.4 million, respectively. We have funded these investments through cash flows from operations and long-term debt (including vendor financing, when available).
Historically, our business has generated relatively consistent cash flows from operations, and we expect to be able to continue to generate such operational cash flows for the foreseeable future. However, we do have a significant amount of debt, amounting to R$6.1 billion in long-term liabilities outstanding at December 31, 2005, and we intend to continue to incur debt to fund our capital expenditures in the future.
Sources of funds
We rely almost exclusively on dividends and interest on capital from TNL to meet our needs for cash, including the payment of dividends to its shareholders. Our primary source of operating funds is cash flow generated from continuing operations of Tmar, net of taxes. Cash flows provided by operating activities were R$5,773.8 million in 2003, R$5,832.2 million in 2004 and R$6,102.9 million in 2005.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing and other forms of financing. Disregarding the effects of our hedging agreements, we had R$8,319.8 million of total indebtedness at December 31, 2005, compared to R$11,166.5 million of total indebtedness at December 31, 2004.
The main sources of our debt are bank loans and vendor financing. We also have obtained R$878 million from the issuance of 10-year US$300 million non-convertible notes, or Senior Notes, in 2003. We also have obtained a loan in the amount of R$884 million in 2003 from the Japan Bank for International Cooperation, or JBIC. Net of our current cash position, our debt amounted to R$6,105.0 million at December 31, 2005, an 11.6% reduction from R$6,907.6 million at year-end 2004. This decrease resulted principally from a free cash flow after investing activities in the amount of R$3,460.5 million.
As of December 31, 2005, our total debt, including debentures, was R$10,271.9 million, including the effect of the loss on swap operations of R$1,952.1 million.
In March of 2006, Tmar raised R$2.16 billion Reais in Brazilian domestic debentures of which R$1.62 billion has a five-year maturity and pays interest at 103% of the CDI and R$540 million has a seven-year maturity and pays interest at a rate equal to CDI plus 0.55%.
At December 31, 2005, approximately 54.0% of our funded debt, disregarding the effects of our swap agreements, was denominated in foreign currency, compared to 64.5% at December 31, 2004. After the effects of swap transactions, only 2.7% of our foreign debt was exposed to foreign currency fluctuations.
The 2005 average annual interest rate on local currency debt, which totaled R$3,829.5 million (including debentures) at the end of the year, was equal to 16.3% per annum, representing 85.2% of the average Selic rate for the year. The average cost of our funded foreign currency debt, which totaled R$4,490.2 million, was equal to 6.1% per annum for U.S. dollar loans, 1.5% per annum for Japanese Yen loans and 10.2% for the debt represented by the BNDES foreign currency basket. As of December 2005, 82% of our financing bore interest at floating rates, with accounting for swap transactions in which our floating rate obligations have been locked to various fixed rates.
Although we have no reason to believe this could occur, in the event that we no longer have access to third party financings, we will need to reduce our investments to the extent of our available cash flow from operating activities, which could significantly impact our results in future years.
Derivatives
We employ financial risk management strategies using cross-currency interest rate swaps. Our financial risk management strategy is designed to protect against devaluation of the real against foreign currencies and increases in foreign currency interest rates to the extent of our foreign currency exposure related to financing. We do not enter into derivatives transactions for any other purposes.
The principal foreign exchange risk we face arises from incurring part of our indebtedness and capital expenditures in foreign currency, principally the U.S. dollar, while our revenues are earned almost entirely in reais. As a result of this mismatch, increasing revenues may not compensate for increases in our financing expenses or capital expenditures arising from currency fluctuations. Although we enter into swaps with respect to foreign currency denominated indebtedness, we generally do not hedge our exposure to foreign currency with respect to capital expenditures. At December 31, 2005, R$6,442.3 million (R$8,622.5 million at December 31, 2004), representing 62.7% (68.5% at December 31, 2004) of our total indebtedness (including debentures and the effect of swap operations) was denominated in foreign currency (U.S. dollars, Japanese Yen and a basket of currencies determined

TmarPart’s management’s discussion and analysis of financial condition and results of operations by the BNDES). Primarily as a result of the recent devaluation of the U.S. dollar in 2005, the results of outstanding swap agreements showed losses of R$1,593.8 million and R$1,100.6 million for the years 2005 and 2004, respectively. The total loss recorded as indebtedness in foreign currency (thus increasing the foreign currency indebtedness) increased R$535.0 million, or 37.8%, from R$1,417.1 million at December 31, 2004 to R$1,952.1 million at December 31, 2005.
Uses of funds
Funds derived from operating cash flows are principally used for capital expenditures, debt reduction and payments of dividends and interest on capital to our shareholders.
As noted above, expenditures on property, plant and equipment totaled R$1,616.1 million, R$2,058.1 million and R$2,447.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. We intend to make approximately R$2.3 billion in capital expenditures in the course of 2006, of which approximately 75.5% will be used by Tmar primarily for network improvements and to meet Anatel’s targets and service requirements and, approximately 24.5% by Oi, mainly for network capacity and IT systems development.
In 2005, we disbursed nearly R$4.4 billion in repayments of principal and interest on our debt (including debentures) and we expect to disburse approximately R$3.7 billion in 2006.
We did not pay dividends and interest on capital in 2003, 2004 and 2005. At our Annual Shareholders’ Meeting on April 20, 2006, our shareholders approved the distribution of R$95.0 million dividends in respect of fiscal year 2005.
OUTSTANDING CREDIT FACILITIES
In December 2000, Tmar renegotiated the terms of its bridge loan with the BNDES permitting it to enter into the BNDES Facilities, of which 70% was disbursed with a pool of banks, from which the Banco Itaú S.A. and Banco do Brasil S.A. were the leading banks and 30% directly with the BNDES. The BNDES Facilities provided Tmar with a credit line of up to R$2.7 billion, payable in equal monthly installments, beginning in February 2002 with final maturity in January 2008. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of the BNDES (TJLP) plus 3.85% per annum. On the foreign currency portion, the interest rate is equal to the exchange rate variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank and the basket of currencies is determined by the BNDES on a monthly basis. The BNDES Facilities required that we observe certain financial covenants with which we have been unable to comply from time to time and which required us to obtain yearly waivers in connection with such noncompliance. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted us a waiver from these covenants in exchange for a fee, which allowed us to amend such covenants on more favorable terms which we currently meet.
On June 1, 2001, we issued five-year R$1.3 billion domestic, non-convertible debentures. We accrued interest in the amount of R$228.6 million in 2005 and R$188.6 million in 2004.
On August 10, 2001, Oi entered into, and TNL guaranteed, a Note Purchase Facility Agreement in the amount of up to US$1.4 billion with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V. as administrative and participation agent and as arranger, together with several other international banks. In December 2002, US$300 million of this credit line were substituted by a financing contract with Export Credit Agencies. This facility has an eight-year amortization term from August 2004 to final maturity in August 2010, and used to bear a floating interest rate of LIBOR plus 0.50% to 5.51% per annum. On November 17, 2003, this facility was transferred from Oi to Tmar.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

See “Information about TmarPart’s business—Our history and development—Sale of Oi to Tmar.” At December 31, 2005, the outstanding debt on this facility was US$544 million (including interest). In August 2005, Tmar repriced this facility. With this repricing, we were able to reduce the spread over LIBOR on this facility to 0.50% from 1.625%.
In January and February 2003, TNL entered into a loan agreement with JBIC for up to the Yen equivalent of US$250 million to finance the expansion of our telecommunications network. Outstanding principal amounts under this JBIC facility bear interest of Japanese LIBOR plus 1.25% per annum, payable semi-annually. Along with usual covenants for financing of this type, the JBIC facility requires that TNL maintain certain consolidated ratios of total debt/ EBITDA and EBITDA/interest expense.
We have made seven debentures issuances which have been the object of public distribution with the intervention of financial institutions part of the securities distribution system. They are non-convertible into shares and of the real guarantee type, formed by a pledge of common, nominative and registered shares issued by TNL.
The first three issues have already expired.
Our fourth issue corresponded to 15,000 and 10,000 debentures, of the first and second series, respectively, with a par value of R$10,000 each, for a period of 24 and 36 months as from the date of issue, June 1, 2003.
In December 2003, Tmar entered into a credit agreement with the BNDES to provide a credit line of up to R$520 million, or the 2003 BNDES Facility, to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 to 2004. In December 2003, Tmar borrowed R$202.0 million under the 2003 BNDES Facility. In March, June and October 2004, Tmar borrowed R$100.2, R$119.9 and R$107.7 million of the credit line, respectively. In December 2005, 84.1% of the BNDES facility was subject to TJLP and 15.9% was subject to a basket of currencies. Interest payments are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 and until January 2011, which is the final maturity of the 2003 BNDES Facility. The interest rate is determined quarterly by the BNDES.
On December 18, 2003, TNL obtained R$878.0 million from the issuance of US$300 million in Senior Notes on the international market. The Senior Notes bear interest at a rate of 8% per year, have interest payments over the first 18 months that are insured against political risk and have a prepayment clause that allows them to be called beginning in the fifth year. The Senior Notes will mature in August 2013. In October 2004, TNL concluded a registered exchange offer of the Senior Notes issued in 2003 for new registered Senior Notes with the same terms of the unregistered Senior Notes issued in 2003, except that the new Senior Notes do not have any transfer restrictions attached to them. On December 1, 2005, TNL concluded a cash tender offer by which TNL has accepted for purchase an amount equal to US$150.0 million with a view to reduce its average cost of funding.
On March 1, 2004, our fifth issuance of debentures occurred, which corresponded to 15,000 debentures with a par value of R$10,000 each, for a period of 36 months, as from the date of issue.
These debentures were fully recorded on May 14, 2004 in the amount of R$146.9 million. The par value of such debentures will be amortized on maturity, on March 1, 2007. The remuneration is equal to 104.5% of the DI-Interfinancing Deposits rate “over extra group” calculated as from the date of issue and amortized semi-annually as from the date of issue.
On September 24, 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES based on the TJLP, to finance its investment plan, and borrowed R$400.0 million in 2004 and

TmarPart’s management’s discussion and analysis of financial condition and results of operations

R$185.0 million in 2005. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012. On December 29, 2005, this facility was transferred from Oi to Tmar.
On April 1, 2005, occurred the sixth issuance of debentures by the parent company, corresponded to 15,000 debentures with a par value of R$10,000 each, for a period of 60 months, as from the date of issue.
These debentures were fully recorded, 14,000 on July 5, 2005 and 1,000 on July 6, 2005 in the amount of R$1469 million and R$10.5 million, respectively. The par value of such debentures will be amortized on maturity, on April 1, 2010. The remuneration is equal to 104.1% of the DI-Interfinancing Deposits rate “over extra group” calculated as from the date of issue and amortized semi-annually as from the date of issue.
On July 20, 2005, Tmar obtained a credit facility from the BNDES of up to R$218 million to finance our program for achievement of universal service targets for 2005 and borrowed R$82.5 million in 2005. This facility has an eight-year term and a 12-month grace period. Interest on this BNDES credit facility is based on the TJLP. On February 6, 2006 Tmar requested BNDES to cancel the outstanding balance of this credit line, which amounted to R$135.5 million.
On December 13, 2005, Tmar obtained a new credit facility from the BNDES to finance our program for accomplishing obligations established in the New Concession Agreement and borrowed R$23.9 million, with an eight-year term and an 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.
The general shareholders’ meeting of Tmar, held on March 7, 2006, approved the issue by Tmar of 216,000 simple, non-convertible debentures in two series, with a par value of R$10,000 each, totaling R$2,160 million. The issue date was March 1, 2006 and the placement date was March 27, 2006. Maturity of the first series is after five years and the maturity of the second series is after seven years, as of the issue date. The first series is remunerated at 103% of the CDI rate per year and the second series is remunerated at CDI rate plus a spread of 0.55% per year. Interest is due every six months, beginning September 1, 2006. This operation was approved by Tmar’s Board of Directors on March 15, 2006.
We have also entered into a number of global vendor financing arrangements to finance the purchase of equipment and services needed for the continuous expansion of our telecommunications network. Similar to the facilities described above, these vendor financings contain typical covenants, such as restrictions on liens, sales of assets and mergers as well as the requirement to meet certain financial covenants.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

The following table shows our known contractual obligations as of December 31, 2005:

		Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

		(million of reais)
Short-term debt	2,827.6	2,827.6
Long-term debt	5,802.2		3,279.4	1,674.3	848.5
Debentures(1)	3,802.1	1,342.1	150.0	150.0	2,160.0
Rights of use	410.7	40.0	73.9	62.5	234.3
Capital lease obligations	55.6	42.5	13.1
Operating lease	634.3	634.3

Total obligations	13,532.5	4,886.5	3,516.4	1,886.8	3,242.8

(1)	The amount of R$2,160 stated as due over more than five years, refers to the new debentures issue as of March 1, 2006, as commented above.
We made contributions to our pension plans in the amount of R$4.3 million in 2005. In 2004 and 2003 we made no contributions, and we expect to make contributions in the amount of R$0.6 million in 2006. Because the actuarial assumptions, such as the number of employees of each of the plans and the estimated mortality rate are subject to changes, we are unable to estimate if there will be obligations relating to pension plans thereafter.
U.S. GAAP RECONCILIATION
We have presented our consolidated financial statements in accordance with Brazilian GAAP, which differs from U.S. GAAP. The differences are described in Note 33 to the consolidated financial statements. In 2003, U.S. GAAP net income was R$58.5 million, compared to a Brazilian GAAP loss of R$86.0 million. In 2004, U.S. GAAP net income was R$75.1 million, compared to Brazilian GAAP income of R$42.0 million. In 2005, U.S. GAAP net income was R$144.7 million, compared to Brazilian GAAP income of R$148.2 million.
Shareholders’ equity under U.S. GAAP was R$2,415.5 million on December 31, 2003, compared to R$2,360.4 million under Brazilian GAAP. As of December 31, 2004, shareholders’ equity under U.S. GAAP was R$2,486.4 million, compared to R$2,397.4 million under Brazilian GAAP. As of December 31, 2005, shareholders’ equity under U.S. GAAP was R$2,348.5 million, compared to R$2,202.3 million under Brazilian GAAP.
The differences between Brazilian GAAP and U.S. GAAP that most significantly affect net income and shareholders’ equity are pension and other post-retirement benefit plans, deferred charges, dividends not yet declared, fair value of derivatives, reversal of goodwill and subsidies on mobile postpaid handsets. For a detailed explanation of the differences between Brazilian GAAP and U.S. GAAP, see Note 34 to our consolidated financial statements.
The main adjustments are:

(1)	The fair value adjustment of derivative transactions, required by FAS No. 133. Our main derivative transactions relate to swap agreements that mitigate the risks of losses from foreign exchange rate variations. This adjustment, a gain of R$1,475.3 million in 2003, a loss of R$110.7 million in 2004 and a loss of R$121.8 million in 2005, will offset or increase the financial expenses/income from foreign currency indebtedness if we maintain these agreements to maturity.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

(2)	Net result of reversal of the amortization of goodwill. Under US GAAP amortization of goodwill is not allowed. This adjustment resulted in a gain of R$136.8 million in 2003, R$167.9 million in 2004 and R$173.8 million in 2003, 2004 and 2005, respectively.

(3)	Reversal of recognized tax credits from subsidiary Oi, due to lack of evidence for future realization. This adjustment resulted in a loss of R$197.0 million in 2003 and R$195.5 million in 2005. In 2004 there was no such adjustment.

(4)	Reversal of amounts relating to subsidies on postpaid mobile handsets, recorded as prepaid expenses. This adjustment resulted in a gain of R$5.0 million in 2003 and R$2.4 million in 2004 and a loss of R$152.8 million in 2005.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because some of our costs are denominated in currencies (primarily the U.S. dollar) other than those in which we earn our revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. In 2000, we began to use derivative instruments, such as foreign currency interest rate swaps and foreign currency forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.
Exchange rate risk
Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1647 per US$1.00 on March 3, 1999. Between December 31, 1998 and December 31, 1999, the real depreciated 49.7% against the U.S. dollar, and at December 31, 1999, the commercial market rate for purchasing U.S. dollars was R$1.7890 to US$1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate for 2000 was R$1.8295 per US$1.00, a slight appreciation of the real in relation to the same average rate in 1999 of 0.9%. However, in 2001 the real continued to devalue against the U.S. dollar. The exchange rate fluctuated in a range between R$1.9357 and R$2.8007 per US$1.00 in 2001, while the average rate for the year reached R$2.3522, showing a depreciation of 28.3% in the period. In 2002 the exchange rate fluctuated in a range between R$2.2709 and R$3.9552 per US$1.00, while the average rate was R$2.9309 per US$1.00, depreciating of 27.4% in the period. In 2003, the exchange rate fluctuated in a range between R$3.6623 and R$2.8219 per US$1.00, while the average rate was R$3.0715 per US$1.00, appreciating of 18.2% in the period. In 2004, the exchange rate fluctuated in a range between R$2.6544 and R$3.2051 per US$1.00, while the average rate was R$2.9257 per US$1.00, showing an appreciation of 8.13% in the period. See “Exchange rates”.
As of December 31, 2005, approximately 54.0% of our debt obligations, disregarding the effects of our hedging agreements, were denominated in foreign currency. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet debt service obligations. In 2005, we continued our policy of limiting our exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. As of December 31, 2005, approximately R$121.3 million, or 2.7%, of our foreign currency debt was not hedged. Accordingly, an unfavorable 1% change in the real-U.S. dollar exchange rate would have resulted in a R$1.2 million increase in our debt obligations as of December 31, 2005. For further information about swap agreements and other financial instruments utilized by us, see Note 26 to our consolidated financial statements.

TmarPart’s management’s discussion and analysis of financial condition and results of operations

We continue to have exchange rate exposure with respect to our planned capital expenditures. In 2005, approximately 35% of our capital expenditures were made in U.S. dollars. The potential loss in connection with our planned capital expenditures for 2005 that would have resulted from each unfavorable 1% change in the real-U.S. dollar exchange rate, assuming that we carry out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$6.9 million.
Interest rate risk
As of December 31, 2005, we had approximately R$10,271.9 million in financing outstanding, after hedging effects, including R$1,642.1 million of local non-convertible debentures. As of December 31, 2005, approximately 95.9% of our local currency-denominated debt of R$3,829.5 million bears interest at floating rates based on either the TJLP or the CDI rate for real-denominated indebtedness and approximately 70.1% of our foreign currency-denominated indebtedness bears interest at floating rates, mainly based on U.S. dollar LIBOR. As of December 31, 2005, we did not have any derivative contracts outstanding that could limit our exposure to variation in the TJLP or CDI rate. However, we invest our cash balances (R$4,167 million as of December 31, 2005) mainly in short-term instruments, and our exposure to Brazilian interest rate risk is therefore partially limited by our real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to our exposure with respect to existing indebtedness, we would also be exposed to interest rate volatility with respect to future indebtedness in case we decide that a protection against interest rate variation is not required.
Every increase of 100 basis points in the CDI rate represents an impact of R$47.1 million on our local currency denominated assets and an impact of R$86.9 million in our liabilities, if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2005 had occurred. An increase of 100 basis points in the U.S. dollar LIBOR implies an R$18.2 million effect on our U.S. dollar-denominated liabilities. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate as the case may be, in 2006, in relation to December 31, 2005, applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. See “Risk factors.”

Information about TmarPart’s business
OVERVIEW
We are the leading communications services provider in Region I of Brazil, offering an integrated communications product package that includes traditional fixed-line, mobile, broadband/ ISP and other services to consumers, small and midsize business users and government bodies. In 2005, over 98% of our consolidated revenues were generated through our operations in the stable fixed-line sector and the rapidly growing data and mobile market. The 16 Brazilian states that comprise Region I have a combined population of 99.2 million, representing 55% of the Brazilian population, and according to IBGE, comprising approximately 41% of the country’s overall GDP.
Our integrated product portfolio, significant scale and leading market position, the favorable growth and demographic conditions in Region I, together with a healthy balance between the stable and high growth sectors in which we operate, provide us with a strong framework for meeting our operating and strategic objectives.
We provide our traditional fixed-line business, which includes local, long-distance, public telephone and network services, in Region I pursuant to concessions from the Brazilian government. This business is marketed under our Telemar brand name and is currently the largest in South America (based on the total number of lines in service). Our 14.7 million digitally capable fixed-lines in service (as of March 31, 2006) maintain our long-standing status as the dominant wireline provider in Region I with an estimated market share of over 95% (calculated as a percentage of total fixed-lines in service). For the year ended December 31, 2005, this business segment, characterized as highly stable with a predictable and recurring revenue stream, generated R$18.9 billion of revenue, translating into a contribution of 78.4% of our consolidated revenue and a 4.0% increase over the prior year.
Utilizing the GSM technology platform, our mobile telecommunications business is marketed in Region I under our Oi brand name. With 11.2 million mobile subscribers (as of March 31, 2006), we reaffirmed our position as the leading mobile provider in Region I with an estimated market share of 27.2% (calculated as a percentage of total mobile subscribers). For the year ended December 31, 2005, this business segment, characterized by high growth and low penetration, generated R$2.8 billion of revenue, translating into a contribution of 11.4% of our consolidated revenue and a 30.4% increase over the prior year.
Our broadband services business, utilizing ADSL technology, is marketed under our Velox brand name. As of March 31, 2006, we had approximately 900,000 broadband subscribers representing 6.0% penetration (calculated as a percentage of our total fixed-lines in service). We believe we are the largest provider of broadband services in Region I. For the year ended December 31, 2005, broadband revenue increased 73.8% compared to the same period in 2004.
We also provide voice and data services to corporate customers throughout Brazil via our own networks in Region I and in São Paulo, and via cooperative arrangements with other network operators in the balance of Brazil.

Information about TmarPart’s business

OUR STRATEGY
We intend to maintain our current market position and build on our competitive strengths to expand our operations and improve our financial performance. Our overall strategy includes the following:
Use product bundling and cross-selling to enhance revenue
We have a diversified product portfolio, incorporating fixed line telephony, mobile telephony and broadband internet and data services. We tailor our communications solutions to our consumer and enterprise business customer groups by segmenting the markets in which we operate and by promoting bundling and cross selling opportunities. We plan to increase our revenues and market share using innovative service bundles that meet customers’ needs. As the incumbent fixed-line telephony company in our region, we are uniquely equipped to bundle fixed line, mobile, broadband and public telephone services to enhance our competitiveness, gain mobile market share and reduce customer churn. For example, we have been able to stimulate the recharge of prepaid mobile minutes through our fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony needs and offer prepaid cards that combine mobile, fixed-line and public telephony. In addition to providing value for our customers, bundling allows us to optimize the use of our fixed and mobile networks and take advantage of our unique position as the wireline incumbent in Region I.
Continue to grow our mobile business and increase profitability
We have successfully grown our mobile subscriber base since we launched our Oi mobile business in June 2002. In less than four years, our mobile subscriber base has grown from zero to over 11 million, resulting in the highest growth rate in Brazil among mobile providers over this time period. During this period, we spent heavily on customer acquisition and focused primarily on building scale and capturing market share. We expect to improve our mobile margins by decreasing costs through the reduction of handset subsidies, reducing distribution and commission expenses and improving average revenue per user, or ARPU, through a more favorable mix of post and prepaid subscribers. Furthermore, the relatively low penetration rates in our region, combined with our ability, unique to our region, to offer both fixed and mobile services, provide us with an opportunity to improve growth and margins in this business. For corporate data clients, we are focused on expanding our market share by offering bundled services, providing third party network management (outsourcing), continuously improving the quality of our service and consolidating our customer relationships through focused business units.
Improve efficiency and cost control
We plan to continue to improve our capital allocation strategy and efficiency, while generating economies of scale and cost reductions. A number of efforts are currently under way to reduce costs and improve the quality of our services. These efforts include standardization of internal processes, streamlining our outsourced service providers in order to improve our network management process and reduce our contingency provisions, and decreasing handset subsidies and selling expenses in the low-end segment of mobile prepaid subscribers.
OUR HISTORY AND DEVELOPMENT
Prior to the merger of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all the other telephone companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country. Beginning in 1995, the Brazilian Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In

Information about TmarPart’s business

July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações) (together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, the Telecommunications Regulations), which provided for the establishment of a new regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.
Privatization of Telebrás
In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its mobile telecommunications operations from its existing integrated operations (fixed-line and mobile) into separate companies. In May 1998, Telebrás was restructured to form the New Holding Companies by means of a procedure under Brazilian corporate law called cisão, or split-up. The New Holding Companies were allocated with virtually all the assets and liabilities of Telebrás, including Telebrás’s interest in its operating subsidiaries.
The New Holding Companies consisted of:

➢	eight mobile service providers, each operating in one of the regions into which Brazil has been divided for purposes of mobile telecommunications services in the frequency range called “Band A”;

➢	three regional fixed-line service providers including TNL, each initially providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed- line telecommunications; and

➢	a holding company, which controlled Embratel, a provider of domestic (including interstate and interregional) long-distance service and international long-distance service throughout Brazil.
TNL is one of the New Holding Companies. In the restructuring and privatization of Telebrás, TNL was allocated all the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I. In July 1998, the Brazilian Government privatized Telebrás by selling all its voting shares in the New Holding Companies, including TNL, to private-sector buyers. The Brazilian Government’s shares in TNL, which amounted to approximately 52% of TNL’s voting shares, were purchased by Consortium Telemar, a consortium comprising Construtora Andrade Gutierrez S.A., Inepar S.A Indústria e Construções, Macal Investimentos e Participações Ltda., Fiago Participações S.A., Brasil Veículos Companhia de Seguros and Companhia de Seguros Aliança do Brasil. Consortium Telemar paid R$3.43 billion for the Brazilian Government’s shares of TNL.
Acquisition by TmarPart
All of the interest in TNL held by the members of Consortium Telemar was acquired by TmarPart, a closely-held Brazilian CVM reporting company, in July 1999, in exchange for cash, capital stock of TmarPart and the assumption of certain debts. The main purpose of TmarPart is to hold shares of TNL. For a discussion of the entities that own interests in TmarPart, see “Voting securities and principal holders thereof.”
Corporate restructuring plan
In November 1999, we implemented a restructuring plan as permitted under Brazilian Law No. 9532/97 in a manner that complied with Brazilian corporate law and CVM regulations, which resulted in the transfer from TmarPart to TNL of goodwill in the amount of R$2,464.8 million. This goodwill originally was recorded on the books of TmarPart in connection with the acquisition of TNL shares from Consortium Telemar. The restructuring plan enabled us to increase cash flow by allowing us to use tax credits generated by the amortization of the downstream merger goodwill. See

Information about TmarPart’s business

“TmarPart’s management’s discussion and analysis of financial condition and results of operations— Amortization of downstream merger goodwill.”
Corporate reorganization
Following its formation, TNL provided fixed-line telecommunications services through 16 separate operating subsidiaries which provided telecommunications services in the 16 states of Region I. In August 2001, we implemented a corporate reorganization, which resulted in the operating subsidiaries being merged into a single operating company called Telemar Norte Leste S.A., our operational telecommunications subsidiary.
Sale of Oi to Tmar
On May 30, 2003, TNL sold to Tmar all of the shares of Oi held by TNL, representing 99.99% of the share capital of Oi. The aggregate sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by an independent fair value valuation procedure undertaken by an independent public accounting firm in accordance with Brazilian corporate law, adjusted to reflect Oi’s April 2003 results and the capitalization of Oi in the amount of R$562.3 million through the conversion of part of Oi’s debt held by TNL prior to the sale.
Since the sale price of R$1.00 was higher than Oi’s book value (based on Oi’s presented unsecured liabilities at April 30, 2003), and considering Tmar’s capitalization of R$600.0 million on May 30, 2003, Tmar recorded goodwill of R$500.0 million under Brazilian GAAP. For consolidation purposes, in accordance with Brazilian GAAP, this goodwill was eliminated with the resulting unrealized profit at TNL in connection with the sale. For U.S. GAAP purposes, we adopted Financial Accounting Standard (FAS) No. 141 and FAS No. 142.
We believe that the benefits resulting from the optimization of Tmar’s and Oi’s auxiliary and operating sectors, as well as from alignment of interests and commercial strategies of the two companies, will result in a more rational use of sources available, with consequent reductions in costs and productivity gains and better use of synergies between the companies.
Spin-off of Contax to TNL’s shareholders
In August 2005, TNL consummated a spin-off, to all its shareholders, of its former contact center subsidiary, Contax Participações S.A., or Contax, which had been approved by TNL’s shareholders at a shareholders meeting held on December 29, 2004. As the corporate approval for this spin-off was obtained in 2004, Contax’s financial statements ceased being consolidated into TNL’s financial statements beginning in 2005. With the spin-off of Contax to TNL’s shareholders, TNL’s shareholders’ equity account was reduced by R$277.5 million, which was equivalent at the time to the value of Contax in TNL’s books, as determined by an independent valuation report dated November 30, 2004 as required by Brazilian corporate law. With this spin-off, TmarPart became the controlling shareholder of Contax, and Contax became a sister company of TNL.
The purpose of the spin-off was to promote separate business focuses and strategies for TNL’s telecom operations and Contax’s contact center service activities, as well as to allow a separate, more objective valuation by the market for these two businesses.
With the spin-off, shares and ADSs of Contax were distributed to the shareholders of TNL at the ratio of one share or ADS of Contax for each share or ADS of TNL, respectively. Contax’s shares trade on the BOVESPA while its ADSs trade on the U.S. over-the-counter market.

Information about TmarPart’s business

As part of the proposed corporate restructuring, TmarPart will spin-off Contax, so that its ownership remains exclusively with the current shareholders of TmarPart.
Merger of Pegasus Telecom S.A.
At the Extraordinary Shareholders Meetings held at Oi and Pegasus on November 30, 2005, the merger of Pegasus into Oi was approved by the respective shareholders of each company. This merger aims to take advantage of operational and financial synergies that exist between the two companies. The transaction was previously approved by Anatel.
Merger of HiCorp Comunicações Corporativas S.A.
HiCorp Comunicações Corporativas S.A., or HiCorp, was a wholly-owned subsidiary of TNL, which provided internet access to Internet Service Providers, or ISPs and e-marketplaces. Hicorp was merged into TNL, as provided for in a Protocol and Justification of Merger dated as of March 31, 2006, which was approved at a shareholders’ meeting of TNL held on April 28, 2006.
OUR SIGNIFICANT SUBSIDIARIES
The following table sets forth our shareholding, direct or indirect, in each of our significant subsidiaries as of December 31, 2005 excluding treasury shares. See Note 1 to the consolidated financial statements of TmarPart for more information on our other subsidiaries.

	Holding Company Ownership

	% of share capital	% of voting capital

Tele Norte Leste Participações S.A.(1)	17.9	53.8
Contax Participações S.A.(2)	18.6	53.8
TNL Contax S.A.(2)(3)	18.6	53.8
Telemar Norte Leste S.A.(4)	14.7	17.4
Telemar Telecomunicações Ltda.(4)	17.9	53.8
TNL PCS S.A—Oi(5)	14.7	17.4
Telemar Internet Ltda.(5)	14.7	17.4
Companhia AIX Participações S.A.(6)	7.3	8.7

(1)     Will become wholly-owned by TmarPart after the stock swap.

(2)	Will be spun-off as a part of the proposed corporate restructuring.

(3)	Indirectly held by TmarPart as a wholly-owned subsidiary of Contax.

(4)	Indirectly held by TmarPart as a wholly-owned subsidiary of TNL.

(5)	Indirectly held by TNL as a wholly-owned subsidiary of Telemar Norte Leste S.A.

(6)	Indirectly held by TNL as a subsidiary of Telemar Norte Leste S.A.
Tele Norte Leste Participações S.A. (TNL)
TNL is a listed corporation (sociedade anônima de capital aberto) reporting to the CVM and the SEC and trading on the BOVESPA and the NYSE. TNL’s main corporate purpose is to hold stakes in telecommunications enterprises. TmarPart is the controlling shareholder of TNL, which is in turn the controlling shareholder of Tmar.

Information about TmarPart’s business

Contax Participações S.A. (Contax)
Contax Participações S.A. is a listed corporation (sociedade anônima de capital aberto) reporting to the CVM and the SEC and trading on the BOVESPA. Its ADSs trade over-the-counter in the United States. Contax’s main corporate purpose is to hold a controlling stake in contact center service enterprises. TmarPart is the controlling shareholder of Contax, which is in turn the controlling shareholder of TNL Contax S.A., the operational subsidiary that provides contact center services.
In December 2004, the shareholders of TNL approved the spin-off of Contax. In August 2005, the spin-off of Contax to TNL’s shareholders was consummated. As part of TmarPart’s restructuring, Contax will be spun-off again, so that TmarPart’s only shareholding shall be its 100% stake in TNL.
TNL Contax S.A.
TNL Contax S.A. is a company with approximately 49,800 employees that renders outsourced call center services to our Tmar, Oi and other third party customers, including major financial institutions. It is one of the leading providers of outsourced contact center services in Brazil in terms of number of workstations. TNC Contax was created to take advantage of the significant growth opportunities in the Brazilian market of outsourced contact centers.
Telemar Norte Leste S.A. (Tmar)
Tmar is a listed corporation (sociedade anônima) reporting to the CVM and trading on the BOVESPA. It is organized and incorporated in Brazil and controlled by TNL. Tmar has 16 local service and 16 long-distance concessions under which it provides telecommunications services through a public-switched telephone network. Such services are described below in detail under “—Our operations—Fixed-line services.”
Until December 22, 2004, TNL held 80.89% of the total share capital of Tmar, corresponding to 97.24% of the voting shares and 67.85% of the preferred shares of Tmar. At a meeting held on that date, the Board of Directors of TNL approved a proposal to capitalize its new wholly-owned subsidiary, Telemar Telecomunicações Ltda., or Tetel, by transferring to it the totality of the Tmar preferred shares held by TNL prior to such capitalization. After this capitalization, TNL reduced its direct holding in Tmar’s share capital to 43.23%. However, its total holding of Tmar’s share capital, which includes the indirect stake it holds in Tmar through Tetel, is equal to 80.89% of Tmar’s total share capital. TNL still directly holds its 97.24% stake in Tmar’s voting capital.
A large part of TNL’s assets consist, directly or indirectly, of Tmar’s shares. TNL relies almost exclusively on distributions (in the form of dividends and interest on capital) from Tmar and interest on loans granted to its subsidiaries to meet its needs for cash, including the cash needed to pay dividends and interest on capital to its shareholders. See “TmarPart’s management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”
Telemar Telecomunicações Ltda.
Telemar Telecomunicações Ltda., or Tetel, is a Brazilian limited liability company wholly owned by TNL. Tetel’s primary purpose is to operate as a holding company for shares and quotas of other companies. Currently, Tetel’s major corporate holding is its participation of 67.67% in Tmar preferred shares.
TNL PCS S.A. (Oi)
For approximately R$1.1 billion, TNL PCS S.A., or Oi, was the successful bidder in the public auction for a license to provide mobile telecommunications services (Serviço Móvel Pessoal, or SMP), in

Information about TmarPart’s business

Region I. This license utilizes a frequency band referred to as “Band D.” Oi began providing mobile services on June 26, 2002. In May 2003, the sale of all of TNL’s shares in Oi to Tmar was consummated following the approval of the Board of Directors of both TNL and Tmar.
Companhia AIX de Participações S.A.
Companhia AIX de Participações S.A., or AIX, is engaged in the supply of ductwork for the installation of fiber-optic cables along highways of the state of São Paulo. It provides services to Tmar.
Telemar Internet Ltda.
Telemar Internet Ltda., or Telemar Internet, is an internet access provider, wholly-owned by Tmar, which started operations in February 2005, under the brand name Oi Internet. In January 2006, the share capital of Telemar Internet was increased from R$1 thousand to R$88.9 million. This capital increase was subscribed exclusively by Tmar by means of a conversion into Telemar Internet equity of certain credits that Tmar held against this entity resulting from loans that Tmar had extended to it.
Set forth below is our organizational chart, showing our principal subsidiaries as of December 31, 2005.
REGION I
Our concession and license from the Brazilian Government authorizes us to provide fixed-line and mobile telecommunications services in Region I, which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil, excluding an area in the state of Minas Gerais where Companhia de Telecomunicações do Brasil Central, a company that was not part of Telebrás, continues to operate independently. The excluded area in Minas Gerais represents approximately 3.2% of total lines installed as of 2005 and 1.8% of the total population of Region I as of 2004.
Region I covers an area of 5.4 million square kilometers, which represents approximately 64% of the country’s total area and generates approximately 41% of Brazil’s gross domestic product. The population of Region I is 99.2 million, which represents 55% of the total population of Brazil. As of 2004, Region I had 119 municipalities with populations in excess of 100,000 inhabitants. In 2003 (the last year for which official data is available), per capita income in Region I was approximately R$6,563 per year, varying from R$2,354 in the state of Maranhão to R$12,671 in the state of Rio de Janeiro.

Information about TmarPart’s business

The following table sets forth key economic data, compiled by the IBGE for the states in which Tmar operates.
Key Economic Data on the States of Region I

		Population	% of gross
	Population	per square	domestic	Per capita
	(million)	kilometer	product	income R$
State	(2004)	(2004)	(2003)	(2003)

Rio de Janeiro	15.2	348.7	12.2	12,671
Minas Gerais	19.0	32.5	9.3	7,709
Bahia	13.7	24.3	4.7	5,402
Pernambuco	8.3	84.8	2.7	5,132
Pará	6.9	5.5	1.9	4,367
Amazonas	3.4	2.1	1.8	9,100
Espírito Santo	3.2	69.3	1.9	8,792
Ceará	8.0	53.7	1.8	3,618
Paraíba	3.6	63.3	0.9	3,872
Rio Grande do Norte	3.0	56.2	0.9	4,688
Maranhão	6.0	18.2	0.9	2,354
Sergipe	1.9	88.6	0.8	6,155
Alagoas	3.0	107.6	0.7	3,505
Piauí	3.0	11.9	0.5	2,485
Amapá	0.6	4.0	0.2	5,584
Roraima	0.4	1.7	0.1	4,569

Total	99.2	—	41.3	—

Source:     IBGE.

Information about TmarPart’s business

Set forth below is a map of Region I, which is covered by Tmar’s fixed-line concession:
Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region I in particular. See “Risk factors—Risks relating to Brazil.”
OUR OPERATIONS
Fixed-line services
Our fixed-line telecommunications services consist of:

•	local services in Region I, including installation, monthly subscription, measured service, collect calls and supplemental local services;

•	intraregional long-distance services within Region I, interregional long-distance services, primarily between Region I and Regions II and III, and international long-distance services primarily from Region I, placed through fixed-line and mobile telephones using our long-distance Carrier Selection Code (Código de Seleção de Prestadora, or CSP), which in our case is represented by number 31, or CSP 31;

•	connection of calls placed from fixed-line telephones in Region I to mobile telephones or “fixed-to-mobile services”;

•	usage of our network to complete calls initiated by customers of other telecommunications service providers, or network usage;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services, to corporate customers, such as 0800 (toll free) services;

•	public telephone services; and

Information about TmarPart’s business

➢	data transmission services, comprising ADSL services, the lease of dedicated digital and analog lines to corporate customers, telecommunications service providers and Internet Service Providers, or ISPs, Internet Protocol, or IP, and other data transmission services.
Local services
Local services include installation, monthly subscription, measured service, collect calls and supplemental local services. Measured service includes local calls that originate and terminate within a single local area in Region I. Until February 1999, we were the only authorized supplier of local fixed-line and intrastate telecommunications services in Region I. In February 1999, Anatel, pursuant to the Brazilian Telecommunications Regulations, awarded Vésper S.A. an operating license to provide local fixed-line and intraregional long-distance telecommunications services in Region I. Embratel is also selling lines under a local fixed-line project, pursuant to authorization granted by Anatel on August 9, 2002. Both these companies are controlled by Telmex, the leading telecommunications provider in Mexico. As of December 31, 2005, Embratel and Vésper had an approximate 7.2% market share of the local services market in Region I. See
“—Competition.”
Local services also include additional and value-added services such as Integrated Services Digital Network lines, or ISDN lines, which allow voice, data, image and sound transmission supported by two digital lines permitting the user to use simultaneously, for example, voice transmission and the internet. We also offer in-dialing service (direct transmission of external calls to extensions) to corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimizes and increases the speed of the client’s telephone system.
On August 7, 2002, as a result of our early satisfaction of Anatel’s universal service targets, Anatel provided Tmar with an authorization to provide local services in Region II and Region III. Although we continue to assess our strategic plans with regard to providing such services, given the investment costs to reach customers in such regions, we do not plan to focus our efforts in offering local services to residential customers in Region II and Region III at this time.
Intraregional (intrastate and interstate) long-distance services
Each state in Region I is divided into a number of local areas. Calls from one local area in Region I to another are referred to as intraregional long-distance calls. Intraregional long-distance services include intrastate long-distance calls (non-local calls within a given state) and interstate long-distance calls (calls between states within Region I). Prior to the formation of the New Holding Companies in 1998, fixed-line operating subsidiaries within each state were the exclusive providers of intrastate long-distance service in each state. At that time, Embratel was the exclusive provider of interstate long-distance service and was not authorized to provide intrastate long-distance service. However, Anatel implemented a numbering plan to promote competition among providers of fixed-line long-distance services by requiring that the caller choose, for each long-distance call, their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code, which for Tmar is 31. In July 1999, in conjunction with the implementation of the numbering plan, Embratel began providing intrastate long-distance services throughout Brazil, including within the states contained in Region I, and we began providing interstate long-distance services between the states in this Region. On June 7, 2004, Anatel released new rules redefining the number of local areas for fixed-line calls in Brazil. According to these rules, which reduce the number of local areas in Brazil, certain long-distance calls between neighboring areas started being charged as local calls. In Region I, the number of local areas was reduced from 4,289 to 2,920. Since Tmar had anticipated the enactment of these new rules, Tmar has been rebalancing its rates for long-distance calls between neighboring areas to a level close to the rates charged on local calls. For a discussion of the Numbering Plan, see “—Competition—Long-distance.”

Information about TmarPart’s business

Interregional and international long-distance services
Our interregional long-distance services consist primarily of calls between a location within Region I and a location in Region II or Region III. International long-distance services consist primarily of calls between a location within Region I and a location outside Brazil.
Upon meeting certain universal service targets in the second quarter of 2002, Tmar started to provide interregional long-distance services originating from Region I in July 2002. For that purpose, we entered into interconnection agreements, mainly with Telesp (Region III) and Brasil Telecom (Region II), to interconnect directly with their networks.
In addition, we started to provide international long-distance services originating from Region I in July 2002 using the mobile telecommunications services license granted to Oi. Our fixed-line customers access these services through the use of CSP 31, our long-distance Carrier Selection Code. For that purpose, we entered into several international agreements to interconnect our network with those of the main telecommunications services providers worldwide.
Since February 2003 we have offered fixed-line interregional and international long-distance services originating in Region II and Region III using the same mobile telecommunications services license granted to Oi. The license acquired by Oi includes an authorization to provide mobile telecommunications services in Region I and an authorization for Tmar to provide local and long-distance services originating in Regions II and III.
Fixed-to-mobile services
Fixed-to-mobile services consist of calls originated from our fixed-line customers to customers of mobile service providers, including Oi. Such services also include collect calls made by customers of the mobile service providers to our fixed-line customers. For a discussion of how we bill for fixed-to-mobile services, see “—Rates—Fixed-to-mobile rates.”
Network usage services
Tmar, as the incumbent operator of the Public-Switched Telephone Network, or PSTN, local services within Region I, is authorized to charge local network usage on a per-minute basis, or TU-RL, for all local and long-distance calls (national and international) originated or terminated on its fixed-line network.
Due to Tmar’s incumbent position in local fixed-line services in Region I, Tmar has a dominant position in the network usage services market of this region. Tmar has interconnection agreements with all fixed-line incumbents and competing fixed-line companies.
Similarly, Tmar also charges network usage on a per-minute basis for local and long-distance calls originated in mobile phones, in addition to Personal and Specialized Mobile Services, SMP and SME/Trunking, terminated on Tmar’s fixed-line network. Tmar has a total of 31 interconnection agreements with all companies that offer these types of services.
Tmar also charges long-distance network usage, or TU-RIU, of all national and international long-distance calls: (1) terminated on Tmar’s network and delivered by a long-distance carrier or mobile operator for completion in a local area which is different from the final destination of the call, or (2) originated on Tmar’s network and captured for completion by other long-distance carriers in a different local area from where the call originated.
Nevertheless, long-distance carriers and mobile operators may avoid paying long-distance network usage to Tmar by establishing a presence in direct interconnection routes with Tmar’s last-mile network. In order to protect its network usage services, in 2002 Tmar created a new type of long-

Information about TmarPart’s business

distance network usage service, called National Transportation, or PTN, which established a competitive alternative to the flat TU-RIU fees as a results of the PTN’s discounts based on traffic volume and geographic distribution.
As an alternative to Embratel and Intelig, in 2002 Tmar started to offer to international carriers the option to terminate their Brazilian inbound traffic through Tmar’s network. Tmar charges international carriers a per-minute rate, based on terminal type (fixed or mobile) and local area destination, on a nationwide basis.
Oi’s mobile telecommunications services network is directly interconnected to the national and international long-distance networks of all companies operating in Region I and all mobile operators of Bands A, B and E in Region I, and Band D in Regions II and III, thus providing its customers with automatic access to roaming services when traveling to Brazilian areas where mobile telecommunications services are available on GSM technology. For the most part, revenues arising from the growth in the prepaid service customer base consist of interconnection fees charged per minute, or VU-M, when customers of other fixed-line or mobile operators use the mobile network to complete a call to Oi’s customers in Region I.
Mobile telecommunications services
As of December 31, 2005, Oi had a presence in some 747 municipalities in the 16 states of Region I. As of December 31, 2005, Oi had approximately 10.3 million subscribers. According to Anatel’s estimates, Oi had a market share of 26.3% in Region I and the penetration rate of mobile telecommunications services in the total population of our region was 39.1%. Revenues from mobile telecommunications services arise from (1) usage fees for outgoing calls made and value-added services such as access to the internet, data transmission, short messages, call forwarding, call waiting and call blocking; (2) monthly subscriptions; (3) roaming; (4) interconnection fees received from other operators on incoming calls; and (5) sales of handsets. The customer base of Oi is divided into approximately 82% prepaid and 18% postpaid plans. Postpaid plans include mailbox, caller ID, conference, follow-me, calls on hold and special services, depending on the type of handset, such as Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), or WAP, and General Packet Radio Service (a relatively less expensive way of enabling a GSM network with a data overlay, providing speeds in the range of 115 kilobytes per second (Kbps)), or GPRS. Prepaid plans offer reduced rates at certain times of the day.
Postpaid service customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, while prepaid plan customers buy cards whose price varies according to the amount of minutes available. Such cards are valid for a stated period of time following activation.
Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers pay only for calls that they originate, in addition to roaming charges.
Rates vary according to the subscriber’s service plan, and the call origin, destination and length. Subscribers pay for at least 30 seconds, even if the call lasts for less than that. After the first 30 seconds of the call, users are billed for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees (which include certain usage minutes) in addition to usage fees. During 2005, monthly subscription fees accounted for 23.2% of mobile service revenues, excluding handset sales.
Depending on the handset model, customers have access to GPRS service, which is available in the main cities of Region I. This service allows for mobile access to the internet through mobile telephones, laptops or personal digital assistants (such as BlackBerry and Palm Pilot). GPRS enables

Information about TmarPart’s business

customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.
The WAP portal is a service and contents channel available to our customers. Some of its features include: sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.
We also receive revenues from roaming agreements with other local and international mobile telephone providers. When a subscriber to another mobile service provider originates a call within Region I, the other mobile service provider pays us the applicable roaming rate.
Public telephone services
We own and operate public telephones throughout Region I. As of December 31, 2005, we had 618,138 public telephones in service, all of which are operated by a prepaid card. For a discussion of how we account for the sale of the prepaid cards, see “TmarPart’s management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Revenue recognition and accounts receivable.”
Data transmission services
We provide a variety of customized, high-speed data transmission services to our customers. Our data transmission services include interconnectivity between local area networks at data transmission speeds of 34Mbps and 155Mbps, videoconferencing, video/image transmission and multimedia applications. We lease dedicated lines to other telecommunications service providers, ISPs and corporate customers. Other telecommunications service providers, particularly mobile service providers and ISPs, lease trunk lines from us for use within their stand-alone networks, also known as Internet Protocol Solutions, or IP Solutions, and many of our large corporate customers lease lines for use in private networks that link different corporate websites. We also provide large scale IP Solutions (dedicated, dial-up and broadband) to most of the leading ISPs in Brazil. We offer high-speed internet service and other data transmission services using ADSL technology to residential customers, as well as small and medium-sized business customers.
We provide these data transmission services using our region-wide data transmission network and multi-service network platform and our nationwide fiber-optic and radio network.
We expect the internet service market to be a priority for our future expansion as competition from cable operators and other telecommunications service providers increases. Tmar holds agreements for the joint provisioning of international data services with several relevant international carriers. These international alliances will further enhance our strategy of offering bundled telecommunications services to Brazilian customers. We provide broadband internet access services using ISDN and ADSL technology in the primary cities in Region I. We began offering ISDN lines to residential customers in January 2000 and began offering ADSL subscriptions to small and medium-sized business customers in April 2001. As of December 31, 2005, we had sold approximately 70,751 ISDN and 805,032 ADSL subscriptions.
The ADSL technology allows high-speed transmission of voice and data signals, on a single copper wire pair for access to the network. In 2002, Tmar began offering an ADSL broadband product allowing high-speed internet service under the brand name Velox, targeting the residential market. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the

Information about TmarPart’s business

customer’s conventional line, which, in turn, is connected to certain DSLAM (Digital Subscriber Line Access Multiplexer) equipment at the switching station. As a result, customers can use the telephone line simultaneously with the internet. Customers pay a rental rate for the modem equipment and a fixed monthly subscription fee, irrespective of their actual connection time to the internet.
Contact center services
Up until the proposed corporate restructuring, we provided contact center services through TNL Contax S.A., a wholly-owned subsidiary of Contax Participações S.A., a company that we control. TNL Contax S.A. is a leading provider of contact center services in Brazil in terms of workstations. It has approximately 49,500 employees. As part of its proposed corporate restructuring, TmarPart shall spin-off Contax prior to the consummation of the stock swap.
RATES
Rates for fixed-line telecommunications services are subject to comprehensive regulation. Tmar’s New Concession Agreement establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis (see “—Regulation of the Brazilian telecommunications industry—Fixed-line services—Public regime—Public rate regulation”). The price-cap mechanism consists of a maximum rate, established by Anatel that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the maximum rate includes monthly subscription fees and measured services. Subject to certain limits, the rates for individual services within the basket may be increased by up to 5% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long-distance services, which are determined based on four rate categories that vary according to the day of the week, time of the day, the distance between the caller and the recipient and network usage fees.
Local rates
Our revenues from local services consist principally of monthly subscription charges, measured service charges and installation charges. Monthly subscription charges are fixed amounts charged in connection with the use of fixed-line services. The charges vary depending on whether the use is residential, commercial or trunks. The monthly subscription includes the use of 100 pulses per month for residential users and 90 for nonresidential users and trunks, which will be charged regardless of whether the actual local usage is lower. If this limit is exceeded, the customer will incur additional measured pulse charges. As established in the New Concession Agreement, as of March 2006 the monthly subscription would begin to include the use of 200 minutes per month for residential users and 150 minutes for nonresidential users and trunks. If those limits are exceeded, customers will incur additional measured-minute charges. Nevertheless, Anatel has postponed until further notice the date in which the measured-minute system would come into effect.
Users of measured service, both residential and nonresidential, pay for local calls depending on usage. For normal weekdays, usage is measured in pulses which take place system-wide every four minutes for most local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. As of March 2006, local calls would start to be charged by the minute but Anatel has postponed the

Information about TmarPart’s business

implementation of this change until further notice. After an initial minimum period of 30 seconds, the customer will be charged for every additional 6 seconds of use.
For calls being made any day between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of the call.
Local call usage charges are determined by multiplying the rate per pulse by the number of pulses that exceeds those already included in the monthly subscription (100 pulses per month for residential users and 90 for nonresidential users and trunks). The measured service charges are the same for all customers.
The following table sets forth selected information on our subscription charges and measured service charges for local telephone service for the periods indicated.

	Year ended December 31,

Average rates for local telephone service:	2003(*)	2004(*)	2005(*)

	(nominal reais)
Monthly subscription:
Residential	20.60	23.49	26.51
Commercial	30.57	35.91	44.09
Private Branch Exchange—PBX	29.73	33.06	40.98
Measured service (per pulse)	0.079	0.090	0.101

(*)	Average of monthly rates, net of taxes.
Fixed-to-mobile rates
Mobile telecommunications service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which subscribers pay only for calls that they originate (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). Under the “calling-party-pays” policy, a mobile service subscriber generally pays mobile usage charges only for calls made by the mobile service subscriber and not for calls received. Aside from the “calling-party-pays” system, there is also the possibility of making collect calls, in which the party receiving the call will pay. Calls received by a mobile service subscriber are paid for by the party that places the call, in accordance with a rate based on mobile per-minute charges. We charge our fixed-line service customers per-minute charges based on either VC1 (local), VC2 (intrastate) or VC3 (interstate) rates when a fixed-line service customer calls a mobile subscriber within Region I. In turn, we pay the mobile service provider a charge for the use of the mobile network in completing the call.
Effective July 15, 2005, upon authorization received from Anatel, we increased our local fixed-to-mobile service (VC1) rates by an average of 7.99%. We did not increase our VC2 and VC3 rates in 2005.

Information about TmarPart’s business

The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the years indicated.

	Year ended December 31,

Per-minute charges for calls made to mobile telephones:	2003(*)	2004(*)	2005(*)

	(nominal reais)
VC1	0.45	0.49	0.51
VC2	0.89	0.96	0.97
VC3	1.01	1.09	1.10

(*)	The amounts represent an annual average of rates, net of taxes.
Intraregional and interregional long-distance rates
Rates for intraregional and interregional long-distance calls (intrastate as well as interstate) are computed on the basis of the time of day, day of the week, as well as duration and distance of the call and vary depending on whether special services, such as operator assistance, are used. The following table sets forth selected information on our domestic long-distance rates during the periods indicated.

	Year ended December 31,

Domestic long-distance rates:(2)	2003(1)	2004(1)	2005(1)

	(nominal reais)
0 to 50 km	0.21	0.22	0.24
50 to 100 km	0.28	0.30	0.32
100 to 300 km	0.29	0.31	0.34
Over 300 km	0.32	0.35	0.37

(1)	Average of monthly rates, net of taxes.

(2)	Per-minute rates for a domestic long-distance call, between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays.
Network usage rates
Our revenues from network usage rates consist primarily of payments on a per-minute basis from:

➢	Long-distance service providers to complete calls originating or ending on our network; and

➢	Mobile service providers operating to complete calls ending on our network.
The network usage rate varies depending on whether the telecommunications service provider uses our local or long-distance network. We pay other telecommunications service providers a network usage charge for the use of their networks.
The following table sets forth the average per-minute rates we charged for the use of our fixed-line network during the years indicated.

	Year ended December 31,

Network usage rates:	2003(1)	2004(1)	2005(1)

	(nominal reais)
Local	0.052	0.051	0.049
Long-distance	0.087	0.097	0.107

(1)	The amounts represent an annual average of monthly rates, net of taxes.

Information about TmarPart’s business

With respect to Oi, we charge the service provider on whose network the call originated a rate per each minute of usage of our mobile network. On July 15, 2005, Anatel authorized a rate adjustment increasing the mobile network usage rate for VC1 calls by 4.5%, to R$0.3897 per minute, net of taxes. There was no rate adjustment for VC2 and VC3 calls in 2005, and the mobile network usage rate was maintained at R$0.3729 per minute, net of taxes.
On March 23, 2006, Anatel approved a rate adjustment of 7.99% for long distance calls between fixed and mobile phones (VC2 and VC3). Anatel also approved a 4.5% increase in the mobile interconnection rate (VU-M) relative to these calls.
Rate readjustments
On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI Index in connection with local and long-distance services and network usage as provided for in our original Concession Agreement, the Original Concession Agreement. The approved rate increases were equal to an average of 28.75% for local services, 24.85% for domestic long-distance services and 10.54% for international long-distance services. The rate adjustments were applied to all telecommunications companies and gave rise to a number of lawsuits throughout Brazil questioning the use of the IGP-DI Index for these adjustments and requesting that the IPCA Index be adopted instead to adjust the rates of telecommunications services in Brazil.
After much litigation as to which index (whether the IGP-DI or the IPCA) should be used to adjust telecommunications rates and a period of time in which telecommunications operators were required by a court order to adopt the IPCA Index, the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ), settled the issue and allowed the fixed-line telecommunications companies to make their rate adjustments for 2004 based on the IGP-DI Index (as originally established in our Original Concession Agreement) and offset the difference in rates for having used the court-ordered IPCA Index throughout 2003 in lieu of the IGP-DI Index. As a result of this set-off and to avoid a steep adjustment in one single increment, we were allowed to, and did, adjust our rates for 2004 in three gradual steps on June 30, September 1 and November 1 of that year. See “TmarPart’s management’s discussion and analysis of financial condition and results of operations.”

Information about TmarPart’s business

The following table sets forth the adjustments in rates for various services approved by Anatel for 2003 pursuant to the IGP-DI Index and as actually enforced by the court’s temporary order for that same year pursuant to the IPCA Index. The three-step adjustment for 2004 in June, September and November of that year and the adjustment approved by Anatel for 2005 are also shown in the following table.

	2003(1)	2003(2)	2004(3)	2004(4)	2004(5)	2005(6)

Local services basket	28.75%	16.07%	6.89%	4.37%	4.19%	7.27%
Installation	41.75	(16.67)	(19.00)	3.57	3.44	7.27
Residential subscription	25.60	17.24	7.43	3.57	3.44	7.27
Nonresidential subscription	41.75	17.24	7.43	9.56	8.73	7.27
Trunk subscription (PBX)	41.75	11.22	7.43	3.57	3.44	7.27
Pulses	25.60	17.24	7.43	3.57	3.44	7.27
Phone credits	24.60	17.24	7.43	3.18	3.08	7.37
Local interconnection	14.34	3.07	(10.47)	5.47	5.18	(13.32)
Domestic long-distance basket	24.85	12.55	3.20	5.46	5.18	2.94
Long-distance interconnection	24.85	12.55	3.20	5.46	5.18	2.94
12-month Index Rate (through May)	30.05%	17.24%	7.97%			8.36%

(1)	June 27, 2003 percentages based on IGP-DI as determined by Anatel.

(2)	September 26, 2003 percentages based on IPCA as determined by court order.

(3)	June 30, 2004 percentages based on IGP-DI.

(4)	September 1, 2004 gradual compensation for using the IPCA instead of the IGP-DI during the 2003 rate adjustment.

(5)	November 1, 2004 gradual compensation for using the IPCA instead of the IGP-DI during the 2003 rate adjustment.

(6)	July 15, 2005 percentages based on IGP-DI.
Starting in 2006, Anatel will begin using a specific rate readjustment index based on a basket of rates for telecommunications services, referred to as the Index of the Telecommunications Sector, or IST Index. The IST Index is supposed to provide a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the former inflation rate applied to the telecommunications sector, the IGP-DI Index, which focuses more on the evolution of wholesale prices.
Data transmission rates
Rates in the data transmission segments are wholly market-driven and outside Anatel’s usual public regime regulatory purview. See “—Competition—Data transmission services.”
The majority of revenues from data transmission services are generated by monthly line rental charges for private leased circuits to corporate customers, internet service providers and other telecommunications service providers. These revenues are based on contractual arrangements for use of part of our network. Other telecommunications service providers, such as providers of trucking and paging services, may use our network to connect a central switching station to our network. Some mobile service providers use our network to connect mobile central switching stations to mobile radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services. The balance of such revenues consists mainly of charges for access to the data transmission network and measured service charges based on the amount of data transmitted.

Information about TmarPart’s business

Mobile rates
Mobile telecommunications service providers are authorized to establish rates for their mobile telecommunications services, provided that offers are part of a service plan approved by Anatel. In accordance with our SMP license, the maximum price is adjusted at least on an annual basis, as set forth in the service plans, taking into account a productivity rate established by Anatel. Providers must offer their users a basic service plan, or Basic Service Plan, that is highly regulated by Anatel and provides a minimum of 40 minutes per month. Providers also may offer non-discriminatory alternative plans to complement the Basic Service Plan. Although subscribers cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and migrate to new plans within six months.
The following table sets forth the average per minute rates we charged for prepaid and postpaid plans during the years indicated below.

	Year ended
	December 31,

Monthly rate of basic service plan:	2004(*)	2005(*)

	(nominal reais)
Oi 40	25.15	23.44
Oi 80	40.09	35.87
Oi 160	63.80	57.02

(*)	Annual average of monthly rates, net of taxes.
TAXES ON TELECOMMUNICATIONS SERVICES
The cost of telecommunications services to the client includes several taxes and contributions. The rates we charge our clients include the remuneration for our services and state and federal taxes and contributions. The average rate of all these taxes and contributions, as a percentage of the consolidated gross operating revenue, was 28.7% in 2005. The primary tax on telecommunications is the value-added tax (Imposto sobre a Circulação de Mercadorias e Serviços, or ICMS), assessed by states at varying rates. The ICMS rate is set at 25% on average, except in the states of Rondônia (35%), Mato Grosso, Pará, Paraíba and Rio de Janeiro (30%), Goiás and Rio Grande do Sul (29%), Pernambuco (28%) and Alagoas, Bahia, Ceará, Mato Grosso do Sul, Paraná, Rio Grande do Norte and Sergipe (27%). In June 1998, the State Secretaries of Treasury (Secretarias da Fazenda Estadual) approved an interpretation agreement charging ICMS on certain services other than telecommunications, which included the installation and the monthly subscription fees which were until then exempted from such taxes.
Telecommunications services revenues are also grossed up to account for two federal contributions levied on gross operating revenue at a combined rate of 3.65%: the Program for Social Integration (Programa de Integração Social, or PIS), and the Contribution for Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or Cofins). However, revenues from sales of mobile handsets, contact center services and other revenues, aside from telecommunications services, are subject to PIS and Cofins at a combined rate of 9.25%.
BILLING AND COLLECTION
Fixed-line services
Tmar sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date their bills are issued. The telephone bill

Information about TmarPart’s business

separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. With respect to the settlement of our telephone bills, we have agreements with several banks and other third party vendors such as drugstores, lottery houses and government bureaus that agree to receive and process payments from our customers on our behalf.
Payments are due within an average of 13 days of the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2005, 12.5% (14.3% in 2004) of all accounts receivable were outstanding for more than 30 days, and 5.5% (6.4% in 2004) were outstanding for more than 90 days. In line with rules established by Anatel, we may restrict a customer from making outgoing calls when an account is over 31 and up to 60 days past due, restrict a customer from receiving incoming calls when an account is over 61 and up to 90 days past due and completely disconnect a customer when an account is over 91 and up to 120 days past due, provided a 15-day warning has been issued to such customer. The disconnection process thus comprises several stages, including customer’s notification regarding the referral of their situation to credit bureaus, until the line can be ultimately disconnected due to non-payment.
Fixed-line network usage services
Tmar is remunerated by other telecommunications operators for each call carried by them to or from another fixed-line carrier that originates or terminates on our network. We have billing agreements with Embratel and Intelig, so that when a long-distance call carried by another telecommunications provider is originated on our network, we bill that provider’s customer, retain any access fee for use of our network and transfer the balance to Embratel and Intelig.
Telesp remunerates us directly for calls, which originate in Region III and terminate in our network. Beginning in January 2004, Brasil Telecom has started doing the same for calls which originate in Region II and terminate in our network.
We also receive revenues from mobile service providers that interconnect with our fixed-line network to complete mobile originated calls directed to our fixed-line customers. As of July 2003, payments for the use of our fixed-line network are due only for traffic that exceeds a 45%-55% traffic balance between interconnecting operators. As a result, both the remuneration for the use of our network and our corresponding costs related thereto have been reduced.
Mobile communications services
Oi bills its mobile postpaid customers on a monthly basis and itemizes charges in the same manner as Tmar bills its fixed-line customers. See “—Fixed-line services.” In addition, the monthly bills also provide details regarding minutes used and national and international roaming charges.
The collection policy adopted by Oi, following rules established by Anatel, provides that when a bill is more than 15 days overdue and the customer takes no action after receiving notification requesting payment, services will be partially suspended until full payment of all amounts due is received. The policy also states that all incoming and outgoing calls will be restricted when bills are more than 30 days overdue. Services will be cancelled when bills are more than 75 days overdue, and in this event, the subscriber’s name will be recorded by credit bureaus until such time as the subscriber negotiates the outstanding debt. The collection system used by Oi allows for accessing delinquent subscribers according to their payment profile. Such profile can take into account, among other things, the length of the subscription, bill amount and greatest delays. Oi has also implemented an information tool to assist with bill management, designed to warn subscribers of high outstanding amounts due and unpaid. Warnings range from text messages to educational calls to the customer.

Information about TmarPart’s business

Mobile network usage services
Oi is remunerated by other companies for the use of its network. The most important is the remuneration it receives from Tmar, which derives from fixed-to-mobile calls originated on Tmar’s network and terminated on Oi’s network. These revenues and costs, for Oi and Tmar respectively, are eliminated in our consolidated results. See “TmarPart’s management’s discussion and analysis of financial condition and results of operations.”
Oi is also remunerated by other mobile and fixed-telephony companies for the use of its network. As with remuneration for the use of our fixed-line network, starting in July 2003 interconnection payments for the use of our mobile network only became due if the traffic exceeded the 45%-55% traffic balance between ourselves and the companies that use our mobile network.
NETWORK AND FACILITIES
Fixed-line network
Our fixed-line network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. As of December 31, 2005, the access network connected approximately 17.0 million fixed-telephone lines and 805,032 installed ADSLs. ADSL is already present in 214 localities. Our fixed-line installed network decreased by 363,000 lines during 2005 as compared to 2004 and total lines in service decreased by approximately 358,000 as a result of (1) several measures taken during 2005 to optimize investments made; (2) the disconnection of analog terminals in order to reduce network maintenance costs; and (3) customer migration to mobile and broadband networks.
Our public-switched telephone network is almost fully digitalized and, as of December 31, 2005, connected homes and businesses in more than 8,442 cities, towns and villages to approximately 20,000 digital telephone switches and concentrators across our coverage area. As of December 31, 2005, another 9,913 villages were served by public telephones. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including prepaid and toll-free products.
The following table sets forth selected information about our fixed-line network at the dates and for the years indicated.

	At and for year ended
	December 31,

	2003	2004	2005

Installed access lines (million)	17.4	17.4	17.0
Access lines in service (million)	15.1	15.2	14.9
Average access lines in service for year ended (million)	15.0	15.2	15.0
Percentage of installed access lines connected to digital exchanges	98.9	99.1	100.0
Employees per 1,000 access lines installed	0.5	0.5	0.4
Public telephones in service (thousand)	662.1	662.0	618.1
Mobile (GSM) subscribers (million)	3.9	6.9	10.3
Local call pulses for year ended (billion)	22.6	20.5	18.5
Domestic long-distance call minutes for year ended (billion(1))	9.4	8.8	6.4
International call minutes for year ended (million)	48.0	66.8	56.4
Broadband access lines in service (thousand)	217.0	495.7	805.0

(1) Calls originated in fixed-lines.

Information about TmarPart’s business

As of the privatization of Telebrás, our long-distance network consisted primarily of the transmission facilities that the 16 operating subsidiaries used to support intrastate transmission. During 2000, in order to provide interstate long-distance service between the states in Region I, we began to integrate the intrastate transmission facilities of Tmar by investing in an interstate network. The deployment and expansion of the interstate backbone required an investment of approximately R$954 million and involved the installation of approximately 21,000 km of new fiber-optic cables connecting the major capitals and large cities located in Region I. Fiber-optic lines provide greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service, increases traffic and network reliability, and enables the provision of long-distance broadband services.
Our long-distance network is one of the most modern in Latin America. It has an initial capacity of 20 gigabytes per second (Gbps) and is equipped with a control system that guarantees a high level of availability and flexibility for configuration and provisioning. This transmission infrastructure has the capacity to accommodate customers’ demand for long-distance, internet and data transmission services and other telecommunications providers’ demand for transmission facilities.
We have deployed an expanded range of satellite-based services to continue our commitment to the rural and remote areas of northern Brazil, including the Amazon rainforest region. These satellite services may include internet access and access to corporate data applications. Hispamar Ltda., or Hispamar, a Spanish-Brazilian consortium created in November 2001 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula) and Tmar, invested nearly R$1.0 billion in the construction of the Amazonas satellite, which was manufactured by Astrium (EADS Space Company). The Amazonas satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The launch of the Amazonas satellite has put Hispamar into direct competition for satellite services with StarOne, a subsidiary of Embratel. The Amazonas satellite provides both C and Ku bands and on-board switching. Tmar entered into an agreement with Hispamar in December 2002 which provided (1) Hispamar with the right to use Tmar’s geostationary orbital position (acquired with the privatization of TNL) and (2) Tmar with most of the satellite capacity required by its network for the next 15 years. The price assigned to the orbital position was set at R$28.7 million according to an independent appraisal. In December 2002, Tmar obtained a minor stake in Hispamar and is currently conducting negotiations to define its share participation, which we estimate will not exceed 20% of total shares.
During 2000, we began implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access due to geographical conditions. The satellite network comprises satellite earth stations located in lesser-populated rural areas, as well as hub stations in the cities of Manaus, Boa Vista, Macapá, Belém, Fortaleza, Salvador and Rio de Janeiro. This satellite network uses digital technology and began operating in August 2000. The optical and satellite backbones are interconnected in Belém, Fortaleza, Salvador and Rio de Janeiro (located in the states of Pará, Ceará, Bahia and Rio de Janeiro, respectively). The integration of this land-based segment of the satellite network allows us to service our subscribers in any area in Region I, enabling us to integrate customers into our multi-service platform.
Until December 2001, we had 10 network management structures. From January through April 2002, a national network operations center was completed in Rio de Janeiro to centralize Tmar’s network remote monitoring activities. Network monitoring and configuration platforms, located at our network operations center in Rio de Janeiro, perform failure monitoring, configuration management, performance analysis and rate engineering for the entire network.

Information about TmarPart’s business

Data transmission network
Our ATM (Asynchronous Transfer Mode) network with its fully integrated management system provides:

➢	Frame Relay data services from 64Kbps up to 34Mbps (a data transmission service using fast protocols based on direct use of transmission lines);

➢	ATM data services supporting access rates from 2Mbps to 622Mbps; and

➢	aggregation network for ADSL platform.
These features allow our integrated ATM network to service each of the different types of data applications used by our customers. ATM is essentially a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.
We were the first telecommunications company in Latin America to implement Metro Ethernet technology for high speed internet access. This is one of the latest technologies in the data transmission industry. With the implementation of this technology, we are now able to offer IP TV, a television service that is based on broadband internet access.
Our dial-up IP platform supports dial-up access from the public-switched telephone networks.
We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated and dial-up services and virtual private network offerings. Our internet backbone connects to the public internet via international links that we maintain abroad. With these international links, we do not need to rely on other companies to connect our outbound internet traffic with the internet backbones of international ISPs.
Our broadband network uses ADSL as a broadband access technology using existing PSTN access infrastructure with speeds of up to 8Mbps (download) and 512Kbps (upload). We have three broadband service options available to customers in ADSL-enabled areas:

➢	an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up their phone lines;

➢	an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

➢	a service for ISPs to provide their customers with ADSL internet access.
Mobile network
As of December 31, 2005, Oi’s mobile network covered 744 municipalities, over 80.7% of the urban population in Region I, consisting of 4,242 active radio base stations. Oi’s network is directly interconnected to the national and international long-distance fixed-line telephone networks of the companies operating in Region I and all mobile operators of Band A, B, C and E in Region I. In Regions II and III, we have roaming agreements with several GSM mobile operators, thus providing our customers with automatic access to roaming services when traveling in Brazilian areas where mobile telecommunications services are available on GSM technology. Most interconnections between our switching stations and the fixed and mobile telephone networks and the connections linking our radio base stations and switching stations are made through resources leased from Tmar. Nokia, Siemens and Alcatel are the major suppliers of our network equipment.

Information about TmarPart’s business

QUALITY OF SERVICE
We have made significant investments in modernizing the network, replacing analog switches with digital switches, increasing the supply and quality of services provided to the clients, as well as reducing maintenance costs. Beginning in 1997, all new lines that we installed have been connected to digital exchanges. At December 31, 2005, all of our installed lines were connected to digital switching centers. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services, such as voice, text and data applications.
In 2002, we also established our network operations center located in Rio de Janeiro to improve network monitoring and quality of our services.
We must also comply with the provisions of the General Plan on Quality and with the terms of our New Concession Agreement. See “—Regulation of the Brazilian telecommunications industry—Quality of services—General plan on quality.”
COMPETITION
Overview
Our efforts in relation to competition are focused in ensuring that we maintain our position as the leading telecommunications company in the region where we are the incumbent carrier, namely Region I. This means that we are always closely monitoring the demand for telecommunications services of the customers in Region I, as well as the strategies and results of our competitors in this region.
The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in a decrease in prices, in real terms, for telecommunications services driven by increasing competition, implementation of new technologies and regulatory oversight. Until 1999, we were the only authorized supplier of fixed-line and intrastate telecommunications services in Region I. Since then, a series of competitors have come to our region to provide fixed-line, mobile, long distance and data transmission services to the customers of Region I.
The increased interest of foreign players in the Brazilian telecommunications market is also expected to strengthen competition for these services in Region I. Of these foreign players, Telmex, the leading telecommunications provider in Mexico, has arisen as a strong competitor, as evidenced by: (1) their entry in the Brazilian long-distance market through the purchase of Embratel in 2004, which strengthened Embratel’s financial position by means of a capital increase and debt refinancing; (2) their affiliation with América Móvil, which holds investments in the mobile telephone market through the brand name Claro, which reached the second and third position in Brazil’s mobile telecommunications market in December 2004 and March 2005, respectively; and (3) their investment in cable and broadband through the acquisition of a stake in the Brazilian cable and broadband operator, Net Serviços de Comunicação S.A., or Net, a subsidiary Organizações Globo, one of the largest media conglomerates in Latin America. Telmex’s investment in Net will allow this company to be more aggressive in broadband investments and acquisition policies. The potential synergies between Telmex’s telecommunications activities and media investments in Region I can be expected to increase competition in this region, especially in the corporate and long-distance markets. Moreover, Telmex may increase its stake in Net pending approval of a bill under the review of the Brazilian Congress which if passed would allow foreign players to control media companies.

Information about TmarPart’s business

Finally, new technologies that serve as substitutes for the telecommunications services we provide also affect our competitiveness. We also watch closely the evolution of these technologies and the impact that they exercise in the competition for the telecommunications services we offer.
Effects of competition
The potential entry of certain competitors into our regions, the continued competition from mobile service providers, the extension of the concession agreements and the new telecommunications regulations effective as of 2006 may have a material adverse effect on our business, financial condition and results of operations or prospects. We expect that the combined effect of the entry of additional competitors into the market for local and long-distance services in Region I may adversely affect our revenues in these segments (especially in long-distance). We expect, however, that growth in the Brazilian economy may eventually help generate an increase in overall market revenues.
Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, prevailing market conditions, the regulations applicable to new entrants and us, the development of new technologies, and the effectiveness of our efforts to prepare ourselves for increased competition. See “Risk factors—The Brazilian telecommunications industry is increasingly competitive. Competition may lead to a reduction in revenues and a reduction in our operating margins.”
Local services
Other than Tmar, the only other player with some impact in the market for local telephone services within Region I is Telmex acting through its subsidiaries Embratel and Vésper.
Vésper was first authorized to provide local services in Region I in 1999. We believe that, as of December 31, 2005, Vésper had approximately 600,000 local lines in service in Region I. In 2002, Embratel was also granted a license to provide local services in our region which it started offering to Region I customers in early 2003. In December 2003, Embratel finalized the acquisition of Vésper. With Vésper’s acquisition, Embratel, which had been previously focused on the corporate segment for local services, started using Vésper’s penetration in the residential and small- to medium-sized corporate markets to increase its revenues in those segments.
Telesp has been authorized to provide local telephone services in Region I since 2002, and Brasil Telecom is now also able to seek a license to offer these services in our region, as they have met their network expansion and universal service requirements in January 2004.
Although there has been some competition for local services in Region from the companies controlled by Telmex, we do not expect to face major threats from our local services competitors in this region. So far the competition trend in this segment has been such that incumbent companies tend to focus on leading the local service market within the region where they have been originally authorized to operate. The only exception are fixed-line services for the corporate segment where competition is expected to increase.
The main source of competition in the local service market does not come from competing local service providers but from mobile services. At the end of 2005 there were 39.3 million mobile subscribers in Region I, a 34.8% increase over December 2004. This number represents more than 150% of the number of fixed-lines in service in Region I. The expansion of mobile customers, in addition to reduced mobile service rates, may impact local fixed-line traffic.

Information about TmarPart’s business

We also believe that major technological innovations, such as instant messaging services and VoIP, may impact local traffic in the future. In Brazil, those services have been experiencing a dramatic increase in popularity, which could further pressure the size of the local telecommunication market.
Mobile telecommunications services
The market for mobile services in Region I is extremely competitive. Oi competes primarily with four other groups that provide mobile telecommunications services in Region I. These groups consist of the following companies:

➢	a joint venture between Telefônica and Portugal Telecom (marketed under the brand name Vivo), which is present in all of Region I, except in some Northeastern states and in the state of Minas Gerais;

➢	a subsidiary of Telecom Italia Mobile (marketed under the brand name Tim), which is present in all of Region I and is the only group with national coverage;

➢	the Telecom Americas Group controlled by América Móvil, an affiliate of Telmex, (marketed under the brand name Claro), which is present in all of Region I, except in some Northern states and in the state of Minas Gerais, where it acquired a Band E license in September 2004; and

➢	Telemig Celular in the state of Minas Gerais and Tele Norte Celular in some of the Northern areas of Region I, both of which are controlled by Citibank’s venture capital fund, CVC, and by several Brazilian pension funds such as: Sistel, sponsored by Tmar and other Brazilian incumbent telecommunications operators; Telos, sponsored by Embratel; Petros, sponsored by Petrobras; and Previ, sponsored by Banco do Brasil.
Of the competitors listed above Vivo, Tim and Claro have been Oi’s most aggressive competitors for mobile customers in Region I. Strategies for gaining market share in this segment have included the subsidy of traffic and sale of handsets. Nevertheless, Oi is still one of main providers of mobile services in Region I even though it was the last player to enter this market, as evidenced by Oi’s ability to capture 34.0% of all new mobile subscribers in Region I in 2005.
Long-distance services
In an effort to promote competition in the long-distance market, Anatel implemented a numbering plan that requires callers to choose their preferred long-distance carrier by dialing such carrier’s respective long-distance Carrier Selection Code before each long-distance call.
The competition for long-distance service is fragmented within the different sub-segments in which this market is divided, namely intraregional, interregional, international and mobile long-distance services. Tmar is the leader in long-distance services provided to the telecommunications customers of Region I in terms of traffic from calls orignated in the region.
New technologies that serve as an alternative to long-distance telephone calls, such as VoIP, may start capturing part of the long-distance traffic. However, contrary to what was seen in other countries such as the United States, we do not expect to see this trend materialize soon in Brazil because, while long-distance providers are also the ones providing such alternative options, they obtain higher margins with long-distance calls.
Intraregional long-distance
Intraregional service consists of long-distance calls within a state (interstate) or between states (intrastate) inside one of the three regions for fixed-line services created with the privatization of Telebrás. Embratel, Intelig, Telesp and Brasil Telecom are all authorized to provide intrastate long-

Information about TmarPart’s business

distance services to customers of Region I. Embratel began providing intrastate long-distance services in July 1999, Intelig in January 2000, Telesp in March 2003, and Brasil Telecom in January 2004.
Intelig is controlled by (1) National Grid, the owner and operator of the electricity transmission network in the United Kingdom, (2) France Telecom, one of the world’s leading telecommunications carriers, and (3) Sprint, one of the largest long-distance carriers in the United States. These shareholders have expressed their intention to sell their stakes in Intelig since 2003, which they have not yet done. Since then, Intelig has been experiencing continuous loss of market share in the intraregional long-distance segment of Region I. Telesp is controlled by Telefônica S.A., a global telecommunications company with operating revenues of more than US$40 billion for the year ended December 31, 2005.
In 2005, we estimate that we have provided approximately 82.3% of the total intrastate and interstate long-distance fixed-line traffic within Region I. We measure our market share according to the information available from our own switches. Because we have the largest network in Region I, the vast majority of long-distance calls originated in Region I go through our switches even when the caller chooses Embratel or Intelig to provide the service. Calls originated from Vésper’s lines are not routed to our stations and therefore are estimated in the determination of our market share.
Interregional and international long-distance
The regional fixed-line companies, such as Tmar, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. However, because Anatel certified our early attainment of certain network expansion and universal service targets for 2003, we were allowed to start providing such services in July 2002. Embratel and Intelig are our main direct competitors in these traffic routes. In addition, since March 2003, Telesp also started to compete in this market. Brasil Telecom obtained a license to provide interregional and international long-distance services in January 2004. Nevertheless, we are still the main long-distance provider of interregional and international long-distance services to the long-distance customers of Region I.
Mobile long-distance
With regard to long-distance calls originated from mobile handsets, Anatel issued rules to require mobile operators to allow their subscribers to choose among the different long-distance carriers, such as Tmar. These new rules enhanced competition in this segment and have resulted in increased long-distance revenues for Tmar derived from both mobile-to-mobile and mobile-to-fixed-line calls in our region.
The competition from mobile service providers is increasing, but it is still limited by the fact that rates for mobile phone calls are higher than rates for calls originated on our fixed-line network. However, free mobile in-network minutes may impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.
Tmar is the main provider of long-distance service for calls originated from mobile telephones in Region I. Our main competitor in this market is Embratel, followed by Tim and Intelig in third place and Vivo in fourth.
Data transmission services
Competition in data transmission services is not subject to regulatory restrictions other than restrictions aimed at assuring that such services do not interfere with the provision of public-switched telephone services. We offer data services under the private regime through Tmar and Oi; hence, we

Information about TmarPart’s business

are subject to much less stringent regulations when rendering data transmission services. This market is open to a great number of competitors, including the fixed-line companies and specialized services companies, which are competing in a high-growth market primarily focused on large and medium-sized business customers.
Along with growth in volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.
In Region I, we estimate that approximately 80% of all broadband services are provided in the form of ADSL. As the ADSL technology uses Tmar’s network, Tmar is currently the principal player in data transmission services within Region I. Of the broadband services provided through other means, we estimate that approximately 15% use cable technology in which Net and TVA are the main players and 5% use radio technology which are dominated by a few niche players.
Of the players in the broadband services in Region I, Telmex is increasing its presence through a partnership between its subsidiary, Embratel, and Net, the media company in which Telmex recently invested, that establishes a cooperation for the provision of telephone, cable television and broadband internet services.
MARKETING
In 2005, we incurred R$296.0 million in marketing expenses, primarily to market our fixed-line, ADSL and mobile products under the brand names Telemar, Velox, Oi, Oi Internet and our long-distance Carrier Selection Code 31.
The main marketing objectives were to promote: (1) our fixed-line products, such as “Global 31”, which promotes our integrated service capacity to provide our customers with both interregional long-distance calls outgoing from Region I to Regions II and III and international calls, by allowing customers to choose us as their long-distance provider through our 31 Carrier Selection Code; (2) long-distance services from mobile phones through our fixed-line network; (3) Velox, our ADSL services (broadband services) for high-speed access to the internet; (4) our mobile telecommunications services, through specific campaigns focusing on products addressed to certain market segments, such as prepaid and postpaid retail and corporate customers and (5) our integrated services that are bundled with other fixed-line and broadband products.
In 2005, we continued to offer integrated promotions by bundling the different products and services provided by us, such as mobile communications and ADSL services, and fixed-line products and public telephone services.
We sell our fixed-line products and services through the following marketing channels:

➢	a direct sales force, which focuses mainly on large corporate customers;

➢	the Tmar network channel, comprised of non-exclusive commissioned commercial agents dedicated mainly to small and medium-sized businesses;

➢	telemarketing efforts provided by contact center service companies; and

➢	the internet.
We sell our mobile telecommunications services through a network of 4,371 points of sale, including third party retail outlets and our own stores, as well as through contact centers and the internet.

Information about TmarPart’s business

RESEARCH AND DEVELOPMENT
We conduct independent research and development in areas of telecommunications services but do not independently develop new telecommunications hardware. We primarily depend on suppliers of telecommunications equipment for the development of new hardware.
As part of the privatization process of Telebrás, the private telecommunications operators contributed to Telebrás’s former Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações, or the Center), so that it could conduct research and development in this sector. Our latest agreement with the Center, dated March 2002, provides for the Center’s development of software and IT services. Under this agreement, Tmar disbursed approximately R$3.9 million, R$4.8 million and R$6.8 million in 2003, 2004 and 2005, respectively, for software development related to billing systems, anti-fraud systems for public phones and management of network maintenance workforce.
CAPITAL EXPENDITURES
Our 2005 capital expenditures reached R$2537.0 million. Of this amount, 34.9% was allocated to the deployment of our mobile telecommunications services infrastructure, 19.8% for data transmission systems, 27.0% to voice transmission and 18.4% to other capital expenditures. All of our capital expenditures were funded through a combination of internal cash flow generation and bank and equipment financing.
The following table sets forth our capital expenditures for the three-year period ended December 31, 2005.

	Year ended December 31,

	2003	2004	2005

	(million of reais)(1)
Mobile network and systems	553.9	742.1	836.4
Data transmission equipment	474.0	428.9	473.5
Voice transmission	384.6	509.1	647.2
Telecommunications infrastructure	98.6	180.9	236.6
Information technologies services	83.6	84.1	92.5
Contact center	42.6	36.5	139.7
Other	44.9	81.0	111.1

Total capital expenditures(2)	1,682.2	2,062.6	2,537.0

(1)	Columns may not add due to rounding.

(2)	Includes Tmar, Oi, Telemar Internet and TNL.
Our current 2006 capital expenditure budget totals approximately R$2.4 billion. We plan to finance our capital expenditures through operating cash flows and long-term financings. We have budgeted 25% of our 2006 capital expenditure budget to the mobile services business and 75% to the fixed-line business, which includes our regulatory targets.
PROPERTY, PLANT AND EQUIPMENT
Our principal properties consist of management, retail and customer service offices located in 16 states of Region I and network infrastructure sites located throughout Region I. As of December 31, 2005, we owned 5,212 properties, of which 88.4% were operational sites. We also rented 7,802 properties from third parties and 232 properties to third parties, of which 24 are fully occupied and 208 partially

Information about TmarPart’s business

occupied. Our plant and equipment consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment and radio base stations. Switches include local switches, mobile switches, “transfer” switches that connect local switches to long-distance transmission facilities and “tandem” switches that connect local switches with each other and with “transfer” switches.
As of December 31, 2005, the net book value of our property, plant and equipment was R$13,069.8 million (compared to R$13,770.2 million in 2004). Buildings, land and leasehold improvements represented approximately 9.5% of the net book value of our property, plant and equipment, underground ducts, post and towers, cables and lines represented approximately 32.6% of the net book value, plant and equipment related to trunking and switching stations represented approximately 17.2%, transmission equipment represented 21.4%, construction in progress represented approximately 5.4%, hardware and software represented approximately 4.3%, and other fixed assets represented approximately 9.6%. All property and equipment which are essential in providing the services described in the New Concession Agreement are considered “reversible assets”, which means that, should the New Concession Agreement expire or terminate, without being renewed, these assets will automatically revert to Anatel. There are no other encumbrances or environmental issues that may affect the utilization of our property and equipment. For more details, see Note 17 to the consolidated financial statements of TmarPart.
DEPENDENCE ON PATENTS, LICENSES OR CONTRACTS
Our business is highly dependent on the concessions and licenses that Anatel has granted us. For a description of these concessions and licenses, see “—Our operations” and “—Regulation of the Brazilian telecommunications industry.”
We have either registered or filed intellectual property applications for our most important fixed-line, mobile phone, broadband and long-distance brand names Telemar, Oi, Velox and 31, respectively, with the Brazilian Intellectual Property Agency (Instituto Nacional de Propriedade Intelectual). We believe the brand names and trademarks that identify us and our businesses are important for us and we have accordingly taken the appropriate steps to protect them.
SEASONALITY
Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by major seasonal variations, except for the first quarter of the year, when the economic activity is generally reduced in Brazil. Our mobile telecommunications services are affected by a seasonal increase in mobile handset sales during the second and fourth quarters of each year due to Mother’s Day in Brazil and the year-end holiday season.
INSURANCE
As required by the New Concession Agreement, Tmar maintains the following insurance policies: (1) all risk property insurance covering all assets pertaining to the concession; (2) business interruption insurance covering lost profits in order to guarantee the continuity of the telecommunications services provided if the economic balance required to provide those services is affected by events not already covered by property insurance; and (3) performance bond insurance to assure that our quality and universal targets are met.
In addition to the above policies, we purchase directors and officers insurance to cover any breach of their duties. Our assets and liabilities that are of material value and/or exposed to high degrees of risks are also insured. For more details, see Note 31 to the consolidated financial statements of TmarPart.

Information about TmarPart’s business

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY
Overview
Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law and various administrative enactments thereunder. Tmar operates under concessions and licenses that allow it to provide specified services and set forth certain obligations that Tmar must comply with. See “—Concessions and licenses.”
Anatel is the regulatory agency for telecommunications, according to the General Telecommunications Law and the Regulations of the National Telecommunications Agency (Regulamento da Agência Nacional de Telecomunicações), dated as of October 1997. Anatel is administratively independent. Any new regulations proposed by Anatel must be open for comments by the general public. Anatel’s final decisions may only be challenged in Brazilian courts.
General policies for the regulation of the telecommunications sector
On June 10, 2003, a presidential decree, or the Decree, was issued, outlining a number of new rules and guidelines with the purpose of consolidating several changes in the regulation of Brazil’s fixed-line telecommunications sector. The Decree sets forth general declarations of policy regarding, among other things: (1) universal access to telecommunications services; (2) stimulation of employment and development of the Brazilian telecommunications sector; (3) promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and (4) the financial equilibrium of existing concession agreements. The Decree also defined certain changes reflected in the terms of each concession agreement entered into by each public regime company as of January 1, 2006.
A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential users. If approved, these types of proposal are expected to affect the overall margin of telecommunications providers, including us. For a discussion of the risks associated to the impact of telecommunications regulations on our business, see “Risks relating to our business—Our business is highly regulated. Changes in regulations or our failure to meet obligations set forth in Tmar’s concession may adversely impact our business.”
The New Concession Agreement
On June 2, 1998, Tmar was granted a concession to operate fixed-line telecommunications services in Region I pursuant to a concession agreement, or the Original Concession Agreement, that expired on December 31, 2005. The terms of the Concession Agreement awarded Tmar the right to extend its concession to operate fixed-line telecommunications services in Region I for another 20 years, commencing on January 1, 2006. On December 22, 2005, Tmar entered into a new concession agreement, or the New Concession Agreement, which became effective on January 1, 2006. One of the conditions for the renewal of the concession was that at every second year during the 20-year renewal period, public regime companies would be required to pay biannual renewal fees equal to 2% of their annual net operating revenues from telecommunications services of the immediately preceding year.

Information about TmarPart’s business

The major changes of the New Concession Agreement and the new regulations thereunder relate to:

➢	a new criteria used to bill local fixed-line services that will replace the current pulse system with a system based on the amount of minutes consumed by users of fixed-line services;

➢	a new inflation index and methodology used to adjust the rates for fixed-line services;

➢	the introduction of a new productivity factor that reduces the readjustment rate used by telecommunications companies to update the fees charged to their clients;

➢	a cheaper fixed-line basic service plan for residential users;

➢	a special fixed-line telephone plan with a lower subscription price than that of our Basic Plan; and

➢	number portability, which allows customer to take the fixed-line and mobile telephone numbers with them when they switch to other telecommunications companies.
Until 2005 calls were measured and charged in terms of pulses, consisting of a single charge per call and a flat charge for each additional four-minute fraction of usage. The New Concession Agreement establishes a per-minute billing system as an effort to establish a more objective and transparent billing criteria to the customer. The objective of Anatel with the migration to a minute-based system is not to reduce rates but to offer a more transparent rate structure for customers. Implementation of the minute-based system was postponed by Anatel until further notice from Anatel.
As to the new inflation index, from 2006 on Anatel will start using a specific rate readjustment index based on a basket of rates for telecommunications services, referred to as the Index of the Telecommunications Sector, or IST Index. The IST Index is supposed to provide a more balanced account of the evolution of prices charged to both retail and wholesale consumers than the former inflation rate applied to the telecommunications sector, the IGP-DI Index, which focuses more on the evolution of wholesale prices. In recent years, with the stability of the Brazilian currency, the evolution of the IGP-DI Index has been very close to that of consumer-oriented indexes, which suggests that the variation between the IST Index and IGP-DI Index may not be substantial, so long as the Brazilian currency remains stable.
The New Concession Agreement has established a new method of calculating the productivity discount factor, or the X-Factor, that limits the monetary readjustment to telecommunications rates as provided by the IST Index. Under the Original Concession Agreement, Anatel would impose pre-determined productivity factors for each of the telecommunications concessionaires. With the New Concession Agreement, the method for calculating the X-Factor has migrated from a system of arbitrary productivity targets established by Anatel to one that seeks to measure a concessionaire’s productivity against the actual results that are obtained by all other concessionaires of the telecommunications industry. This new method of calculating the X-Factor will be used for 2006 and 2007. From 2008 on, the method of calculating the X-Factor through will be based on the operational costs that are inherent to the telecommunications sector. For a description of the new method of calculating the X-Factor, see “—Regulation of the Brazilian telecommunications industry—Fixed-line services.”
The New Concession Agreement implemented a special pre-paid, fixed-line plan, known as Individual Access for Special Class (Acesso Individual para Classe Especial, or AICE), which has a lower subscription price than that of our Basic Service Plan. AICE is intended to serve as a cheaper fixed-line alternative to residential customers. because it is prepaid, limited to one line per household and precludes the customer from obtaining additional fixed lines, we do not believe AICE will have a material adverse effect on an overall margin.
The New Concession Agreement has provided for number portability to be implemented by the end of 2006. The terms for number portability set forth under the New Concession Agreement will allow

Information about TmarPart’s business

telecommunications customers to take their telephone numbers with them only when they are replacing their fixed-line or mobile telephone service provider with another fixed-line service or mobile provider. In addition, number portability will be allowed only when customers switch telephone service providers operating within that customer’s city.
Concessions and licenses
The right to provide telecommunications services is granted either through a concession or a license. Concessions are granted under a public regime, while licenses are governed by private regime standards. The right to render local services in Region I have been granted to Tmar by Anatel through concession, while in Regions II and III this right was awarded through a license.
According to the terms of Article 13 of the Brazilian Telecommunications Service Regulations, public regime companies are subject to certain obligations as to quality, continuity and universality of service, network expansion and modernization. Public regime companies are also subject to Anatel’s supervision as to the rates that they may charge customers. On the other hand, private regime companies are generally not subject to the requirements concerning universal access and network modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.
Public regime companies, such as Tmar, also often offer certain services under the private regime, of which the most significant are the data transmission services. Oi offers mobile services under the private regime, according to a license acquired by it on February 13, 2001. See “Our history and development—Our significant subsidiaries—TNL PCS S.A.”
In addition to Tmar, the companies that operate in the public regime in Brazil include two other regional fixed-line service providers (Telefônica and Brasil Telecom), one national long-distance carrier (Embratel) and other secondary local operators. These four primary public regime companies (Tmar, Telefônica, Brasil Telecom and Embratel) are the main providers of fixed-line telecommunications services in Brazil, including local and intraregional services and interregional and international long-distance service. All other telecommunications service providers, including other companies authorized to provide fixed-line services in Region I, operate under a private regime.
Termination of a concession
There are a number of circumstances according to which a public regime company may have its concession terminated as listed below:

➢	non-renewal upon the expiration of the concession;

➢	an extraordinary situation jeopardizing the public interest, in which case the Brazilian Government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

➢	termination by the company (though an agreement with Anatel or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian Government that makes the rendering of the services excessively burdensome to the company;

➢	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal; or

Information about TmarPart’s business

➢	the occurrence of:

-	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization;

-	the transfer of the concession without Anatel’s authorization;

-	the dissolution or bankruptcy of the company; or

-	an extraordinary situation where Brazilian Government intervention, although legally possible, is not undertaken, as it would prove to be inconvenient, unnecessary or would result in an unfair benefit for the company. In the event a concession is terminated in these circumstances, Anatel may take over the company’s properties and use its employees in order to continue rendering the services.
Fixed-line services—private regime
With a view to introducing competition in fixed-line telephone services in Brazil, in 1999 the federal government created four private-regime licenses to compete with the incumbent fixed-line concessionaires. Three of these licenses were to be issued to providers of local and intraregional long-distance services to operate in the three fixed-line regions. Vésper currently holds two of these licenses, which allows it to provide local and intraregional long-distance services in Regions I and III, and GVT holds the other license to provide the same services in Region II. The fourth competing license, currently held by Intelig, was to be issued to a licensee that would provide intraregional, interregional and international long-distance services throughout Brazil. Since 2002, the number of licenses that the federal government can issue is unlimited. Fixed line companies operating under a private regime have substantially less obligations, such as universal targets, than public regime fixed-line operators. Tmar’s fixed-line telecommunications services are not provided under the private regime framework but under public regime rules as explained below.
Fixed-line services—public regime
Each of the public regime companies operated under a concession that expired at the end of 2005. They all extended their concessions for an additional 20-year period. These new concessions were granted under the new conditions set forth in the new General Plan on Quality, the new General Plan on Universal Service and the terms set forth in the New Concession Agreement. These concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net operating revenues from telecommunications services of the immediately preceding year. The main features of the public regime fixed-line service are described below.
Service restrictions
Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including prohibitions on:

➢	mergers between incumbent fixed-line services providers; and

➢	the offering of cable television services by telephone companies in their respective concession region, except that they may offer cable television services in their concession region if no other competitor participates in the bidding process to auction the rights to provide those services in the incumbent’s region.

Information about TmarPart’s business

Network expansion—General Plan on Universal Service
The General Plan on Universal Service sets forth our main network expansion and modernization obligations such as providing public telephones in towns with more than 100 inhabitants and installing residential fixed-lines within seven days of a request, in towns with more than 300 inhabitants.
An additional network expansion requirement imposed on us by the New Concession Agreement is the rendering of services in public telecommunication offices that serve as business centers for low-income populations. The centers must offer: (1) a minimum of four public computers with internet access; (2) a minimum of four public telephones; (3) a fax machine; and (4) service seven days a week from 8:00 a.m. to 8:00 p.m., according to the General Plan on Universal Service.
Quality of services—General Plan on Quality
Each regional public and private regime company must comply with the provisions of the General Plan on Quality and also with the terms of its respective concessions, licenses and authorizations. All costs related to the compliance with the quality goals established by the General Plan on Quality must be exclusively borne by the telephone service provider. The General Plan on Quality establishes minimum quality standards with regard to:

➢	responses to repair requests;

➢	availability of services to users;

➢	quality of public telephones;

➢	operator availability;

➢	personal services to users;

➢	issuance of bills;

➢	responses to requests for address changes;

➢	modernization of the network; and

➢	responses to users’ mail.
The quality standards are measured according to the definitions and quality indicators established by Anatel. Every month fixed-line companies subject to a public regime are obliged to report their compliance with quality goals to Anatel. Additionally, public regime, fixed-line companies are obligated to provide Anatel with an in-depth report and analysis on each quality goal that is not complied with. Anatel may also collect such data from companies at any time without prior notice.
Public regime fixed-line companies that fail to meet Anatel’s quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellation of concessions and authorizations. See “—Fines and penalties.”
Anatel measures our performance individually in each of the states where we operate. As a result, our performance in any particular state may not meet one or more quality performance targets even if our overall performance is satisfactory. Therefore, we could be subject to fines or penalties as a result of our failure to meet the quality performance targets in one or more specific state.
Fines and penalties
Failure to meet the network expansion and modernization obligations set forth in our list of obligations may result in fines and penalties of up to R$50 million, as well as potential revocation of

Information about TmarPart’s business

our concession. Failure to meet the quality of service obligations established in our list of obligations may result in fines and penalties of up to R$40 million.
Public rate regulation
Under the fixed-line concession regime, concessionaires must offer a Basic Service Plan comprised of the following basic services: installation, monthly subscription, and switched local minutes. The rates charged for the Basic Service Plan are comprised of a basket of three separate fees applied to each of those basic services. The rates charged under long-distance concessions are comprised of a basket of 20 fees varying in accordance with three basic criteria: (1) physical distance separating callers; (2) time of the day, and (3) day of the week on which the call is placed.
A price-cap mechanism is used to readjust the basket of rates charged in connection with local fixed-line and long-distance concessions. This price cap is adjusted on an annual basis pursuant to a formula set forth in the concession contract. The formula provides for two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation, as measured by the IST Index. Second, Anatel applies a productivity discount factor (X-Factor), which reduces the impact of the rate readjustment provided by the IST Index.
According to the new calculation method for the X-Factor set forth under our New Concession Agreement, Anatel will calculate the sector’s average productivity rate and compare it against our individual productivity result. The productivity factor which will be discounted from the IST Index will be equal to 50% of the higher of: (1) the average productivity rate for the telecommunications industry, and (2) our individual productivity result. If a company has a negative productivity rate, Anatel will not allow such company to have its rates readjusted above the IST Index.
Rates for individual services within the basket of basic services may be increased to the extent that the weighted average increase for the entire basket of basic services does not exceed the IST Index. We may increase the rate for any individual service above the weighted average increase of the basket by up to 5% for both local fixed-line and long distance services, so long as the prices of the other services are reduced proportionately to ensure that the weighted average rate increase does not exceed the revised basket of rates charged.
We may also offer alternative plans in addition to the Basic Service Plan. Alternative plans must be submitted for Anatel’s approval. The price caps of these plans are adjusted annually based on the IST Index.
For information on our current rates and service plans, see “—Rates.”
Interconnection rates
General rules regarding interconnection are described in the General Rules on Interconnection (Regulamento Geral de Interconexão) promulgated by Anatel. All operating companies providing public-interest services are required, if technically feasible, to make their networks available for interconnection, on a non-discriminatory basis, whenever such a request is made by another telecommunications provider.
There are two methods of calculating interconnection rates that operators pay for the use of each other’s networks. Anatel sets the interconnection rates charged for the use of another operator’s fixed-local or long-distance network. Starting in July 2004, the interconnection rates to be charged for the use of another operator’s mobile network became freely negotiable by telecommunications companies, with the negotiated rates to become effective in February 2005. Some operators, including Tmar and Oi, have still not been able to agree on new mobile interconnection rates. As a result, operators have asked Anatel to arbitrate these rates.

Information about TmarPart’s business

For 2006, the termination rates (TU-RL) that telecommunications companies may charge each other to terminate a call on their network’s last mile have been limited to 50% of the rate charged to consumers for that same call. Based on the prices currently charged for local calls in Region I, the referred limitation in TU-RL rates will result in a reduction of 27% in the termination rates that we charge other companies for the use of our network’s last mile when terminating calls originated on their network. For 2007, this limitation in TU-RL rates will be equal to 40% of the rate charged to customers for the calls they make that terminate on the last mile of our network. This further limitation will result in an additional 20% reduction in the termination rates that we charge other companies for the use of our network’s last mile. From 2008 on, the method used to determine TU-RL rates will take into account the actual operational costs of telecommunications companies.
Regulation of SMP mobile services and rates
The regulations for SMP mobile telecommunications services allow companies to provide mobile telecommunications services under SMP licenses. The SMP licenses allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The SMP regulations divide the Brazilian territory into three separate regions that correspond to the three regions of the public regime fixed-line telephone service. A total of five companies operating respectively in Bands A, B, C, D and E may offer mobile services in each region.
The SMP license sets forth certain obligations and targets that must be met by an SMP licensee. Under these obligations, an SMP licensee is required to cover:

➢	an area equivalent to at least 50% of the urban area in 50% of the state capitals and cities with more than 500,000 inhabitants by March 12, 2002;

➢	all state capitals and all cities with more than 500,000 inhabitants by March 12, 2003;

➢	an area equivalent to at least 50% of the urban area in 50% of the cities with more than 200,000 inhabitants by March 12, 2004;

➢	all cities with more than 200,000 inhabitants by March 12, 2005; and

➢	all cities with more than 100,000 inhabitants by March 12, 2006.
A locality is considered “covered” when an at least 80% of total urban area is covered. The failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the SMP license by Anatel.
In June 2002, we received authorization from Anatel to begin providing mobile telecommunications services through our mobile service subsidiary Oi. Our license to provide mobile telecommunications services is valid for 15 years and may be renewed for another 15 years. If the authorization is renewed, Oi will, as consideration for such renewal, be required to pay, upon renewal and on every second anniversary of the renewal, an amount equal to 2% of the prior year’s net revenue.
Companies holding SMP licenses are allowed to set at their discretion the prices to be charged for their mobile services, provided that such prices are linked to existing service plans authorized by Anatel. Price caps are readjusted annually, based on the IST Index.
LEGAL PROCEEDINGS
General
The legality of the breakup and privatization of Telebrás has been challenged in numerous legal proceedings, some of which have now been dismissed. A few, however, are still pending. We believe

Information about TmarPart’s business

that the ultimate resolution of those proceedings will not have a material adverse effect on our business or financial condition.
We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions taken by us on our financial statements in connection with such proceedings reflect reasonably estimable, probable losses as determined by our management on the basis of legal advice.
Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms governing the breakup of Telebrás, liability for any claims arising from acts committed by Telebrás prior to the effective date of the breakup of Telebrás remained with Telebrás, except for (1) labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law); and (2) any liability for which specific accounting provisions have been assigned to us or to one of the other New Holding Companies. Creditors of Telebrás had until September 14, 1998 to challenge this allocation of liability. We believe that the chances of any such claims materializing and having a material adverse financial effect on our business are remote.
Liability for any claims arising out of acts committed by the former operating companies of each state of Brazil prior to the effective date of the spin-off of those operating companies’ mobile assets and liabilities to the newly formed mobile phone companies remains with those operating companies, except for (1) labor and tax claims (for which the former operating companies and the newly formed mobile phone companies are jointly and severally liable by operation of law); and (2) those liabilities for which specific accounting provisions have been assigned to the newly formed mobile phone companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, the newly formed mobile phone companies have contribution rights against the former operating companies with respect to the entire amount of any payments made by the newly formed mobile phone companies in connection with any claims brought against them that are related to acts committed by the former operating companies prior to the effective date of the spin-off, so long as such claims are not related to the assets of such former operating companies.
The composition of our contingency provisions is as follows:

	Year ended
	December 31,

Type of Litigation	2004	2005

	(in million of reais)
Labor	724.9	1,026.4
Tax	568.5	477.8
Civil(*)	334.1	462.8

Total	1,627.5	1,967.0

(*)     Includes fines from Anatel.
Our contingency provisions are subject to monetary adjustments, on a monthly basis.
The Brazilian Federal Government has enacted a series of laws, Law 10,684 (referred to as the Tax Refinancing Programs), which permit companies that agree to settle disputed federal taxes to pay any outstanding amounts in 120 to 180 monthly installments. We decided to apply to the Tax Refinancing Programs to reduce our exposure to tax contingencies, as (1) we had classified as probable the risk associated to having many of these contingencies converted into actual tax debts; and (2) the Tax

Information about TmarPart’s business

Refinancing Programs allows past due debts to be adjusted by the TJLP, a long-term interest rate which has been historically lower than the CDI Rate or the Brazilian Central Bank’s Selic Rate, usually used by tax authorities to adjust such amounts.
In June and August 2003, TNL transferred R$1,008.6 million of disputed tax amounts and other tax debts owed to the national treasury and the National Social Security Institute (Instituto Nacional de Seguridade Social, or INSS), to the Tax Refinancing Programs, of which R$805.2 million had been recorded as provision for contingencies. For more details of the Tax Refinancing Programs, see Note 24 to the consolidated financial statements of TmarPart. For a detailed description of our provisions for contingencies, see Note 25 to the consolidated financial statements of TmarPart.
Regulatory proceedings
Sale of Oi to Tmar
On May 30, 2003, TNL sold to Tmar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance Brazilian corporate law. Oi’s independent valuation report confirmed that the R$1.00 sale price was higher than Oi’s book value on TNL’s books based on Oi’s unsecured liabilities as at April 30, 2003.
Due to a complaint filed with the CVM by one of Tmar’s minority shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi to Tmar. On March 5, 2004, the CVM requested that TNL and Oi present economic appraisal reports, financial statements, accounting records and other information related to this transaction. TNL and Oi have provided such information and believe that the transaction and its terms were executed in accordance with Brazilian corporate law. Such administrative proceeding is pending and there is no way to estimate how long it will take for a decision to be issued and what conclusions and determinations will arise therefrom. See “—Our history and development—Sale of Oi to Tmar.”
Cartelization charges
In March 2004, Embratel filed a complaint with CADE alleging that Tmar, Telesp and Brasil Telecom had been engaging in anticompetitive practices as evidenced by, among other things: (1) discriminatory rate policies; (2) manipulative strategies during telecommunications auctions with a view to influence prices; and (3) deceptive marketing practices by omitting information to customers related to more convenient long-distance Carrier Selection Codes. In April 2004, the Law and Economics Secretariat (Secretaria de Direito Econômico, or SDE), commenced a preliminary investigation in order to determine if such practices could be considered anticompetitive. The SDE has still not reported its findings on this case. The complaint brought by Embratel, then a subsidiary of MCI, was part of its broader strategy to prevent the Calais Consortium formed by Tmar, Telesp and Brasil Telecom from acquiring Embratel’s assets which at the time were being sold by MCI to Telmex as part of MCI’s reorganization process. Although Telmex has succeeded in acquiring Embratel, this investigation continues to run its normal course with the Brazilian antitrust authorities.
Fines from Anatel
Throughout 2005, we have received several assessments from Anatel, mostly due to the fact that sometimes we are unable to achieve our goals defined in the General Quality Plan, such as call completion rates during peak hours and resolution of billing complaints. We have recorded provisions in the amount of R$147.6 million as of December 31, 2005 in connection with Anatel’s fines. We have increased our contingency provision for Anatel fines as a result of more conservative provisioning

Information about TmarPart’s business

policies we have implemented. Prior to the implementation of such policies, we would record a provision for Anatel fines after this agency had referred outstanding amounts for collection procedures by the relevant tax authorities. Today we record provisions for Anatel fines as soon as it becomes clear to us that we have not in fact complied with our quality goals as reported by the relevant Anatel assessment. See Note 23(d)(iv) to the consolidated financial statements of TmarPart.
Tax proceedings
Federal taxes and contributions
Tax assessment from the Brazilian IRS
In July 2005, TNL received a tax assessment from the Brazilian IRS (Secretaria da Receita Federal, or the SRF) for R$1.35 billion related to a corporate restructuring plan implemented in 1999 in connection with TmarPart’s acquisition of the telecommunications assets of Region I auctioned during the privatization process of Telebrás in 1998. As provided under Brazilian Law No. 9532/97, controlling shareholders, such as TmarPart, are entitled to conduct downstream merger restructurings to transfer to a controlled subsidiary the goodwill of an investment that is recorded through the acquisition of a controlling interest in such subsidiary. However, because TmarPart was unable to undertake a straightforward downstream merger transaction due to regulatory restrictions imposed by CVM regulations, it pursued this transaction through TNL using an alternative structure that would allow it to accomplish the goodwill transfer permitted under Law No. 9532/97. The utilization of this alternative downstream merger led the SRF to issue the tax assessment described above. We are convinced that our alternative downstream merger restructuring is legal and have obtained legal opinions from four first tier Brazilian tax law firms in support of our view. TNL has already been able to obtain a partial victory with the lower tax courts which ruled for the reduction of the referred assessment in approximately R$300 million. However, as at December 31, 2005, this assessment was valued in TNL’s books at R$1.48 billion as a result of monetary adjustments on the outstanding amount of the assessment.
Contributions to the INSS (INSS Contribution)
Brazilian social security regulations establish that companies shall pay INSS Contributions on the payroll of its own employees. When they outsource their services, companies are jointly and severally responsible for the INSS Contribution that the outsourced service provider has failed to withhold from the payroll of its employees. In addition, Brazilian social security regulations have been passed aiming to expand the INSS Contribution’s tax basis by including fringe benefits, such as housing allowances, health insurance fees, transportation allowances and training, as part of payroll. We understand that these regulations are illegal.
We have been issued several tax assessments relative to the INSS Contribution for which we believe to have made the proper withholdings or which tried to include ineligible fringe benefits in the payroll tax basis of the INSS Contribution. On December 31, 2005, the INSS Contribution provision we had for these assessments amounted to R$46.0 million and referred mainly to: (a) tax assessment on the joint responsibility for the payment of this tax owed by our outsourced service providers; and (b) tax assessments due to the non-collection of the INSS Contribution on fringe benefits. Our exposure to tax assessments relating to the INSS Contribution amounts to approximately R$350 million which we have rated as a “possible” loss in our contingency records.
Value added state taxes
Offset of ICMS (VAT) credits
Under the ICMS regulations, telecommunications companies must pay ICMS on every transaction involving the sales of the telecommunications services it provides. These same rules allow us to record ICMS credits for each of our purchases of operational assets. The same rules will allow us to take the

Information about TmarPart’s business

credits we have recorded for the purchase of operational assets and apply them to reduce the ICMS amounts we must pay when we sell our services.
There are several tax assessments in the many states where we conduct our activities aiming to reduce the amount of tax credits that we may record to offset the ICMS amounts we owe. These tax assessments question whether some of the assets we have purchased are related to our telecommunications activities and, therefore, eligible for an ICMS tax credit. On December 31, 2005, the total amount of these assessments amounted to R$194.9 million, and we have made a provision in the amount of approximately R$37.6 million in connection with these assessments. We have been advised by our outside counsel that the purchase of these assets complies with the ICMS rules on tax credits, as such assets are in fact related to our operational activities. Therefore, our outside counsel has advised us that the risk of these assessments being converted into actual tax liabilities is merely “possible” and, consequently, we have not made any provision in connection with this litigation.
ICMS on international telecommunications services
There are legal and administrative proceedings currently pending against us regarding the application of the ICMS over telecommunications services involving international calls. Various state governments claim that operators of local switches are liable for the ICMS due on international calls. We, however, believe that the ICMS laws have imposed on long-distance service providers the responsibility for the ICMS due on international calls. ICMS assessments totaling R$93.6 million in connection with international calls had been issued against us as at December 31, 2005. We have made no provision for such assessments because, based on advice from our legal counsel, we do not believe that we would be required to pay ICMS on international calls. In support of our view, in February 2000 a lower court issued an injunction favorable to us in connection with this proceeding. Hence, we classify the risk of having to pay these assessments merely as “possible.”
Municipal tax on service
In 1998, a number of municipalities where the former fixed-line operating subsidiaries were located took the position that the application of the Municipal Tax on Services (Imposto Sobre Serviços de Qualquer Natureza, or ISS), which is generally levied at a maximum rate of 5%, should be extended to certain supplementary services offered by telecommunications operators that do not clearly fall within the definition of telecommunications services (such as, among others, equipment rental and technical and administrative services). As there have been both favorable and unfavorable decisions from lower courts that dealt with ISS lawsuits in these cases, no trend can be observed as to the likelihood of this issue being ultimately resolved against us or in our favor. Nevertheless, as the claims and discussions regarding ISS on supplementary services vary from municipality to municipality, as of December 31, 2005 we had made provisions for these lawsuits, based on the advice of our external legal counsel and our own analyses, in the amount of R$49.0 million, which we believe is sufficient to cover past due ISS amounts for which we may be found responsible. However, for our internal controls we have classified approximately R$300 million of these municipal ISS assessments as either a “possible” or a “remote” contingency.
Civil proceedings
Lease termination dispute with Sistel
In 1991, we entered in to an agreement with Sistel according to which they agreed to build an office building to be leased to Tmar for certain pre-determined lease payments. As the deal did not materialize, Sistel sued us for lost profits arising from the period of time in which they were unable to find a tenant for the referred office building, as well as for any alleged differences between the lease amounts they have been able to obtain from other tenants and the lease payments they claim we had

Information about TmarPart’s business

agreed to pay them. We have recorded a provision in the amount of R$72.6 million in connection with this litigation but, if we lose this suit, we could be obligated to pay a sum in excess of the provision we have recorded for this matter.
Labor proceedings
Hazardous work environment premium
Under Brazilian labor laws, employees working in dangerous conditions, as defined by applicable laws, are entitled to payment of a premium equal to 30% of their basic salary as compensation for their exposure to a hazardous work environment. The specific statute provision grants such premium only to employees of power companies. However, Brazilian case law has extended this right to employees of telecommunications companies as well. There are several claims pending against us relating to hazardous work environment, principally from those employees who are exposed to high-tension electric facilities. As of December 31, 2005, the provision that we had in connection with these claims was R$111.1 million.
Equalization of salary scales
There are claims against us to equalize salary scales among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance. This type of judicial proceeding usually involves significant amounts of money as it relates to the difference in monthly salaries for an entire period in which compensation discrepancies existed between equally qualified employees conducting identical jobs. In addition, these proceedings usually depend on evidentiary issues and the court’s interpretation of such evidence. As of December 31, 2005, the provision that we had for probable losses on these lawsuits was R$106.4 million.
Indemnification
We are currently defending numerous lawsuits that have been filed against the Company relating to reimbursement or indemnification of alleged damages incurred by employees throughout their employment contract. The nature of the indemnification claims are diverse, including, but not limited to: accidents, employment stability, moral damages, reimbursement of amounts discounted from paychecks, as well as child care allowance and achievement of productivity standards set forth in collective bargaining agreements. These claims may be decided in different ways depending on the evidence produced in each lawsuit. As of December 31, 2005, the provision for such claims was R$79.2 million.
Overtime
We are currently defending numerous claims for non-payment of overtime that have been filed against us. The claims allege that we have underpaid special compensation due for hours worked over the regular working schedule. These claims also allege that we have failed to adjust the regular salary of the plaintiffs to reflect such special compensation, which affects other labor rights granted by law to employees working overtime. As of December 31, 2005, the provision for these types of claims was R$340.4 million.
Joint liability for outsourced employees
There are several lawsuits pending against Tmar brought by former employees of companies that render services to Tmar where Tmar was involved with their recruiting. Because of its involvement with the hiring process of such outsourced employees, Tmar may be held secondarily liable for labor claims due but not paid by the companies that actually employed the plaintiffs. Tmar’s actual liability

Information about TmarPart’s business

for such claims will only be triggered if the financial resources of those companies (who are primarily liable for such claims) are insufficient to pay the actual claimed amounts. As of December 31, 2005, the provision for such type of claims was R$228.6 million.
Other labor claims
Other lawsuits also exist against Tmar, including, but not limited to, claims relating to: (1) the Early Resignation Incentive Plan (Plano de Incentivo à Rescisão Contratual, or PIRC); (2) rescission fines resulting from the recalculation of the balances of the Brazilian Severance Fund (Fundo de Garantia por Tempo de Service, or FGTS); (3) recalculation of inflation adjustments on salaries; and (4) participation on profit distributions, unhealthy work environment premiums and night shift premiums. As of December 31, 2005, the total provision for all these claims was R$160.7 million.
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS
There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad could hinder or prevent the acting as custodian for the depositary of the common shares underlying the ADSs, or holders who have exchanged ADSs for common shares from converting dividends, distributions or the proceeds from any sale of such common shares into U.S. dollars, as the case may be, and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Risk factors— Risks relating to the common shares and ADSs.”
Foreign investors may register their investments under Law No. 4,131, or Law No. 4,131, or Resolution No. 2,689 of the CMN, or Resolution No. 2,689. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.
All investments made by a foreign investor under Resolution No. 2,689 will be subject to an electronic registration with the Brazilian Central Bank.
Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available to local investors in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.
Resolution No. 2,689 prohibits the offshore transfer or assignment of title to securities, except in the cases of (1) corporate reorganization effected abroad by a foreign investor, or (2) inheritance.
Pursuant to Resolution No. 2,689, foreign investors must:

➢	appoint at least one representative in Brazil with powers to take action relating to the foreign investment;

Information about TmarPart’s business

•	complete the appropriate foreign investor registration forms;

•	obtain registration as a foreign investor with the CVM; and

•	register their foreign investment with the Brazilian Central Bank.
Securities and other financial assets held by the foreign investor pursuant to the Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM or in registry, clearing and custody systems authorized by the Brazilian Central Bank or the CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM.
Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.
Under the mechanics of an ADS program, the custodian for the depositary holds those shares that correspond to the ADSs issued abroad so that such shares are blocked from trading in the BOVESPA. The depositary will keep a record of the ADS holders and record the transfers of ADSs made by such ADS holders. Distributions made by us will be paid to the custodian, who will remit such distribution outside Brazil to the depositary, so that it can in turn distribute these proceeds to the ADS holders of record.
To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of ADSs, the Brazilian Central Bank has issued an electronic certificate of foreign capital registration in the name of the depositary, which is kept by the custodian on the depositary’s behalf. Pursuant to the electronic certificate of foreign capital registration, the custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the common shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the depositary, so that it can in turn forward such proceeds to the ADS holders of record.
In the event that a holder of ADSs exchanges such ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s electronic certificate of foreign capital registration for five business days after the exchange, after which the holder must seek to obtain its own electronic certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, unless the common shares are held by a duly registered investor pursuant to Resolution No. 2,689 or unless a holder of common shares applies for and obtains a new certificate of registration, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the common shares. Also, if not registered under Resolution No. 2,689, such holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment. See “Risk factors—Risks relating to the common shares and ADSs—If you exchange ADSs for common shares, you may risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “—Material tax considerations—Material Brazilian tax considerations.”
Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Risk factors—Risks relating to Brazil.”

Information about TmarPart’s business

Registered capital
Investments in common shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder, who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered being referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on and amounts realized through dispositions of such common shares. The Registered Capital per common shares purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per common shares withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a common shares on the BOVESPA on the day of withdrawal; or (2) if no common shares were traded on that day, the average price on the BOVESPA during the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Brazilian Central Bank on such date or dates.
A non-Brazilian holder of common shares may experience delays in effecting Brazilian Central Bank registration, which may consequently delay remittances of currencies abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

TmarPart’s management
We are currently managed by a Board of Directors, or Conselho de Administração, and a Board of Executive Officers, or Diretoria. According to our bylaws currently in force, members of the Board of Directors are appointed by our shareholders and our executive officers are appointed by the Board of Directors.
After the stock swap, our Board of Directors will be elected by our shareholders, and the officers of TNL will become our officers. In addition, our bylaws will require that we have 11 directors, a majority of whom must be independent. Our Board of Directors will also have an audit committee that meets the requirements of the Sarbanes-Oxley Act and the NYSE.
Certain of our current shareholders are parties to two shareholders’ agreements with respect to their interests in us that address, among other things, (1) voting rights during our general shareholders’ meetings that deal with subjects related to our management and (2) rules for the reelection of the members of the Board of Directors and the Board of Executive Officers. The termination of these shareholders’ agreements is a condition to the consummation of the stock swap. For more information, see “Voting securities and principal holders thereof—TmarPart shareholders’ agreements.”
BOARD OF DIRECTORS
The Board of Directors is currently composed of eight regular members and an equal number of alternates, each serving for a one-year term according to the ordinary shareholders’ meeting held on April 20, 2006. The Board of Directors holds regular monthly meetings and special meetings whenever called by any of its members. Once the stock swap is consummated, the Board of Directors will hold ordinary meetings every three months, according to a schedule to be made available by the Chairman on the first month of each fiscal year.
At our ordinary shareholders’ meeting held on April 20, 2006, new members of the Board of Directors and their respective alternates were appointed for the next term, which means that new appointments are to be made at our ordinary shareholders’ meeting to be held in 2007. However, prior to the consummation of the stock swap, our shareholders will appoint a new Board of Directors. These directors will serve until our ordinary shareholders’ meeting to be held in 2009. As will be required by our bylaws, the Board of Directors will be composed of 11 directors, the majority of whom will be independent.
The following are the regular members of the Board of Directors that were elected at the ordinary shareholders’ meeting held in 2006 and their respective positions:

Name	Position

Fersen Lamas Lambranho	Chairman
Otavio Marques de Azevedo	Director
Carlos Francisco Ribeiro Jereissati	Director
Carlos Kawall Leal Ferreira	Director
Jairo Klepacz	Director
The following are brief biographies of the members of our Board of Directors:
Fersen Lamas Lambranho, born on October 11, 1961, has served as a member of our Board of Directors and Board of Executive Officers since August 1999. On the same date, he was also elected to be an alternate member of TNL’s Board of Directors and has been serving as a regular member of TNL’s Board of Directors since April 2001, with a term as Chairman of the Board of Directors of TNL from April 2001 to November 2002. He is also a partner in GP Investimentos S.C. Ltda. and a

TmarPart’s management

member of the Boards of Directors of several other companies, such as Submarino S.A., Gafisa S.A. and CEMAR S.A. Before joining our Board of Executive Officers on August 1999, he served in different positions at Lojas Americanas S.A. since 1986 and acted as CEO of that company from 1996 to 1998. He holds a B.Sc. in Engineering from Universidade Federal do Rio de Janeiro—UFRJ and a master’s in Business Administration from COPPEAD (Instituto de Pós Graduação e Administração de Empresas da UFRJ) and has completed an Owner’s President Management Program—OPM at Harvard Business School.
Otavio Marques de Azevedo, born on May 5, 1951, has served as a member of our Board of Directors since April 2005. He served as one of our executive officers from August 1998 to February 1999. Since May 2002, Mr. Azevedo has served as a member of TNL’s Board of Directors, with a term as Chairman of TNL’s Board of Directors from October 2003 to November 2004. He was a Vice President of the Board of Executive Officers of TNL from August 1998 to February 1999, serving as acting CEO of TNL during that period of time. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom Participações, one our major shareholders. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in Engineering from Pontifícia Universidade Católica de Minas Gerais.
Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of our Board of Directors since 1998. He acted as Chairman of our Board of Directors from August 1998 to September 2000 and from November 2002 to April 2003. He has served as one of our executive officers since 1998 and CEO of TNL from 1998 to 2002. He has also served as a member of TNL’s Board of Directors since August 1998, with a term as Chairman of the Board of Directors of TNL from August 1998 to September 2000 and again from November 2002 to October 2003. He served as member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidraçaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/ Iguatemi) and is a member of the Consultant Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a degree in Economics from Mackenzie University of São Paulo.
Carlos Kawall Leal Ferreira, born on May 30, 1961, has served as a member of our Board of Directors since April 2006. His professional background and experience include the following positions—Investment Vice-Presidency Adviser of the Banco do Estado de São Paulo— Banespa, Financial Administration Director’s Office Adviser of Companhia Energética de São Paulo—CESP, Presidency Adviser at The Eletropaulo, an electrical energy company in São Paulo, and chief economist of Citigroup Brazil. In 2004, Mr. Kawall was nominated as Stock Market and Financial Director of Banco Nacional de Desenvolvimento Econômico—BNDES. In April 2006, Mr. Kawall was assigned to be Secretary of the Brazilian National Treasury. Mr. Kawall has also been a professor for 18 years at the Pontifìcia Universidade Católica de São Paulo—PUC/SP (he is currently on leave). He holds a bachelor’s degree in Economics from the University of São Paulo (USP) and a master’s degree in Economics from the University of Campinas (IE/Unicamp) and defended his doctorate thesis also at the IE/Unicamp in 1995.
Jairo Klepacz, born on August 12, 1953, has served as a member of our Board of Directors since February 2006. Mr. Klepacz’s professional background and experience include the following positions: São Paulo Stock Exchange Marketing Director (1976-1979), Communications Minister Assistant (1979 to 1986), member of several boards of directors and councils representing the Brazilian government in international organizations and Chief Executive Officer (CEO) in information technology and telecommunications companies, such as Terremark do Brasil (from 1987 to 2005). He

TmarPart’s management

holds a bachelor’s degree in Journalism from Faculdades Metropolitanas Unidas (FMU) and a Marketing and Products Management post-graduate degree from Harvard Business School.
Executive Committee
Our current bylaws provide that the Board of Directors may create an Executive Committee composed of up to nine regular members and the same number of alternates, to be chosen among the regular or alternate members of the Board of Directors. The Executive Committee advises the Board of Directors on all matters under its responsibility.
According to the proposed bylaws, the Executive Committee will be composed of up to four members, to be chosen among the regular or alternate members of the Board of Directors or the Board of Executive Officers. The Executive Committee shall have no decision-making or management power and shall advise the Board of Directors on the matters under its competence.
Advising Committees
Our Board of Directors may create certain committees with the purpose of advising our management on specific issues and for a limited term, appoint the members of such committees and determine their remuneration, with due observance of the global limit set forth by our general shareholders’ meeting. The members of the Advising Committees may be chosen among the regular or alternate members of the Board of Directors or the Board of Executive Officers.
Audit Committee
See “—Fiscal Council” and “—Audit Committee” below.
EXECUTIVE OFFICERS
Our bylaws provide that the executive officers shall consist of one President or Chief Executive Officer, or CEO, and up to four other executive officers. The executive officers are to be elected by the Board of Directors for a term of one year with the possibility of reelection. The current executive officers were appointed for a one-year term at our Board of Directors’ meeting held on April 26, 2006 and will serve until the first Board of Directors’ meeting following the ordinary shareholders’ meeting of 2007.
According to the proposed bylaws, the Board of Executive Officers will be composed of a minimum of four and a maximum of 11 members. Pursuant to the proposed bylaws, the members of the Board of Executive Officers elected after the stock swap will serve until the ordinary shareholders’ meeting of 2009. On that occasion, new members will be appointed and will serve for a term of two years.
Upon the consummation of the stock swap, the executive officers of TNL will become our executive officers.
The following are the executive officers elected at the meeting of the Board of Directors held in 2006 and their respective positions:

Name	Position

Celso Fernandez Quintella	CEO and Investor Relations Officer
Fersen Lamas Lambranho	Officer
Carlos Francisco Ribeiro Jereissati	Officer
José Augusto da Gama Figueira	Officer

TmarPart’s management

Celso Fernandez Quintella, born on January 29, 1944, has been a member of our Board of Directors and Board of Executive Officers since August 1999, becoming an alternate member of our Board of Directors in October 2004. He has served as our CEO since November 2005. Since August 1999, he has been serving as a member of the Board of Directors of TNL. He has been an executive officer of Andrade Gutierrez S.A. since 1999. He holds a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro and completed an Owner’s President Management Program—OPM at Harvard Business School.
Carlos Francisco Ribeiro Jereissati is a member of our Board of Directors and Board of Executive Officers. For his biographical information see “—Board of Directors.”
Fersen Lamas Lambranho is a member of our Board of Directors and Board of Executive Officers. For his biographical information see “—Board of Directors.”
José Augusto da Gama Figueira, born on September 20, 1947, has served as a member of our Board of Directors since 2001 and has served as one of our executive officers since 2000 and then from June to September 1999. He served as an alternate on TNL’s Board of Directors from April 30, 2003 to March 1, 2004, when he was appointed as a regular member of TNL’s Board of Directors. He has also served as a member of the Board of Directors of Tmar since May 22, 2002 and president of Instituto Telemar since August 2001. He served as an officer of Pegasus Telecom S.A. from July 1997 to August 1999, and as a member of the fiscal council of Telest, Telepisa and Teleamazon from April to December 1999. He holds a degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a graduate certificate in Business Administration from Fundação Getúlio Vargas (1996-1997).
FISCAL COUNCIL
Under the Brazilian corporation law, the Fiscal Council (Conselho Fiscal) is a corporate body, independent of a company’s Board of Directors and Board of Executive Officers and its independent registered public accounting firm. The Fiscal Council may be either permanent or non-permanent, in which case it will be appointed by the shareholders to act during a specific fiscal year. A Fiscal Council is not equivalent to, or comparable with, a U.S. audit committee. Under Brazilian corporate law, the Fiscal Council’s primary responsibility has been to: (1) monitor the activities of our management, (2) review the financial statements, (3) report its findings regarding the financial statements to the shareholders, and (4) report to management, or to the shareholders in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents. Members of the Fiscal Council must comply with the same fiduciary duties that Brazilian corporate law imposes on management.
Brazilian corporate law establishes that the Fiscal Council may not contain members that are (1) on our Board of Directors or Board of Executive Officers or the Boards of Directors or Boards of Executive Officers of our affiliates, (2) employed by us or our affiliates, or (3) spouses or relatives of members of our Board of Directors or Board of Executive Officers, up to and including the third degree of relationship.
According to our current bylaws, our Fiscal Council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of shareholders at the annual shareholders’ meeting. According to the proposed bylaws, the Fiscal Council will be comprised of five regular members and respective alternates. As of the date of this filing, our Fiscal Council is comprised of three effective members. Under Brazilian corporate law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council.

TmarPart’s management

Brazilian corporate law requires that Fiscal Council members receive remuneration which is at least 10% of the average amount paid to each executive officer. The Fiscal Council meets once every three months, on a regular basis, and whenever necessary if a company is undergoing extraordinary circumstances.
The following are the members of our Fiscal Council elected at our 2006 ordinary shareholders’ meeting:

Name	Position

Pedro Wagner Pereira Coelho	Effective Member
Denis Kleber Gomide Leite	Effective Member
Erasmo Simões Trogo	Effective Member
Pedro Wagner Pereira Coelho, born on June 29, 1948, has been a member of our Fiscal Council since April 2001 and a member of TNL’s and Tmar’s Fiscal Councils since 1999 and 2000, respectively. He has also served as a Fiscal Council member of Lojas Americanas S/A and Empresa Energética de Mato Grosso do Sul— Enersul since 2004. From October 1978 to April 1981, he was a member of the external fiscal staff of PricewaterhouseCoopers Auditores Independentes. He graduated with a degree in Business Administration from Sociedade Universitária Augusto Motta— SUAM on October 10, 1978, and in Accounting Sciences from Sociedade Universitária SOMLEI on December 18, 1980.
Denis Kleber Gomide Leite, born on February 7, 1946, has been a member of our Fiscal Council since April 2006. Since December 2004, Mr. Leite has worked as Media Relations Coordinator at PRODEMGE, the Data Processing Company of the State of Minas Gerais. From 1997 to 2001, he worked as a Finance and Business Manager at CERTEGY Brasil, a credit card processing company. Mr. Leite holds a bachelor’s degree in Law from the Federal University of Minas Gerais and in Business Administration from União de Negócios.e Administração. He also holds a graduate degree in Finance Administration from Fundação Getúlio Vargas.
Erasmo Simões Trogo, born on December 6, 1961, has been a member of our Fiscal Board since April 2006. Since 1987, he has served as an analyst at Banco do Brasil S/A in the following divisions: Operations Division, Lawsuits Negotiation and Custody. Since 2003, he has served as the Strategic Planning and Manager of Market Risk Strategy of Fundação de Previdência do Banco do Brasil—Previ. Mr. Trogo has also served as a member of the Fiscal Board (Effective) as well as the Auditing Committee of Embratel Participações S/A from 2004 to 2005, and was Director of the Brazil Argentina Commerce Chamber in Management from 1997 to 1998. Mr. Trogo holds a degree in Economy from Juiz de Fora Federal University, a master’s degree in European Economy from Coimbra University (Portugal), a post-graduate degree in Financial Area from CODIMEC/ IBMEC/ FGV and a post-graduate degree in Commerce and International Finance from Fundação Getúlio Vargas, Rio de Janeiro.
AUDIT COMMITTEE
Upon consummation of the stock swap and secondary offering, we intend to establish an audit committee, which will provide assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our Board of Directors and will review the compensation of and the company’s ongoing activities with our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls. The audit committee will be comprised of at least three members elected by the board of directors for a one-year term. The current members of our audit committee have not yet been selected, but all members of the audit committee will satisfy the audit committee membership independence

TmarPart’s management

requirements of the SEC and the independence and other standards of the NYSE. Among the members of the audit committee, we intend to identify an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.
SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
Pursuant to Section 303A.11 of the NYSE Listed Company Manual, TmarPart will prepare relevant disclosure in English available through TmarPart’s investor relations website summarizing the ways in which TmarPart’s corporate governance practices differ from those of U.S. domestic companies under the New York Stock Exchange’s corporate governance rules. The referred disclosure will be available through TmarPart’s English language investor relations website as soon as one is put in place.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
At the shareholders’ meeting held on April 20, 2006, our shareholders voted to approve global compensation annual limits of up to R$2.0 million and R$2.6 million for our Board of Directors and Board of Executive Officers, respectively. Every year our shareholders decide the amounts to be paid to our directors and executive officers, subject to the limits specified above. In 2005, R$2,018,500 and R$2,691,300 was paid to our directors and executive officers, respectively. We are not required under Brazilian law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis.
TRANSACTIONS BETWEEN TMARPART AND ITS DIRECTORS AND OFFICERS
There are currently no contracts between us and our directors and officers.
SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
Except for qualifying shares, our directors and executive officers do not currently own any shares of our stock. None of our directors and executive officers beneficially own more than one percent of our common stock.
STOCK OPTION AND PROFIT SHARING PLANS
There are currently no stock option or profit sharing plans for our directors or executive officers. It is expected that after the proposed corporate restructuring and stock swap, we will implement some form of stock option plan and/or profit sharing plan.
PENSION BENEFIT PLANS
There are currently no pension, retirement or similar benefit plans in place for our directors or executive officers. It is expected that after the proposed corporate restructuring and stock swap, we will implement some form of pension, retirement or similar benefit plan.
EMPLOYEES
TmarPart
As of December 31, 2005, TmarPart (not including its consolidated subsidiaries) had a total of 10 employees, all of whom were located in Rio de Janeiro. For the years ended December 31, 2003 and December 31, 2004, TmarPart had 11 and 10 employees, respectively. All of TmarPart’s employees are employed on a full-time basis and perform administrative support or corporate

TmarPart’s management

management, budget and finance functions. Tmar Part employees have the same benefits and participate in the same profit sharing plan as employees of TNL. See “TNL’s management— Employees.”
TNL
See “TNL’s management—Employees.”
Contax
Contax is our contact center services subsidiary that will be spun-off as a result of the proposed corporate restructuring. On December 31, 2005, Contax had a total of 49,554 employees and 348 trainees, distributed among the following locations:

City/State	Employees	Trainees

Rio de Janeiro/ RJ	12,962	61
Niterói/ RJ	4,444	5
São Paulo/ SP	9,614	42
Salvador/ BA	6,921	149
Recife/ PE	2,527	4
Fortaleza/ CE	5,721	78
Belo Horizonte/ MG	6,662	8
Porto Alegre/ RS	570	1
Brasília/ DF	133	—

Total	49,554	348

The employees are distributed between Contax’s Administrative (8%) and Operational (92%) areas.
Approximately 38% of Contax’s employees are members of the telecommunications company workers and switchboard operators unions. These unions represent the employees’ professional category and are affiliated with Fittel. The base date for the collective bargaining agreement for the category is January, at which time salary adjustments are negotiated, except the base date for São Paulo is June. The conditions of the collective agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where Contax has operations. These negotiations are carried out between union representatives and a team of experienced negotiators from TNL and Contax.
Contax maintain a courteous and professional relationship with the union representatives and invites them to visit its sites on a regular basis to show the labor condition improvements that Contax continues to make for its employees.
Contax currently has a Collective Agreement for Flexible Working Hours (Overtime Bank) applicable to all of its employees. Contax believes it has a good relationship with all of its employees and labor unions.
Employee Benefits
Contax provides the following benefits to its employees: (1) medical plan; (2) dental plan; (3) life insurance; (4) food program for employees who work more than four hours per day; (5) meal program for employees who work more than eight hours a day; (6) transportation; (7) discount plan with certain pharmacies; (8) funeral expenses plan; and (9) daycare assistance. Officers, managers and coordinators are also entitled to mobile telephones with monthly credits varying from R$60 to R$120.

TmarPart’s management

Career and Salary Plan
In order to remain competitive in the market and maintain Contax’s remuneration structure in line with its goals of employee satisfaction and rewarding individual performance, Contax is preparing a Career Plan which it expects to implement in the second half of 2006.
Employees assigned to some of Contax’s operations, such as telemarketing, retention, debt collection units and Orbitall operations, are eligible for variable remuneration, linked to the achievement of individual as well as collective goals.
Contax does not have a profit sharing plan.
Bonus
Contax pays an annual bonus to management (officers, managers and coordinators) in accordance with defined targets established by its Board of Directors. This bonus plan is based on the achievement of several financial and quality targets by Contax, as well as the individual achievements of employees’, determined on an annual basis.
Part of the bonus (60%) is paid by assessing the employees’ performance against their individual objectives. Payment of the remaining 40% is discretionary. The aggregate cost of bonuses relative to 2005 to be paid to executives in 2006 is approximately R$3.5 million.
Outsourcing
To meet the seasonal needs of Contax’s customers or to perform fixed-term assignments, Contax will occasionally engage certain service companies to outsource a part of its operational workforce. This outsourcing is usually higher during peak economic activity periods such as December. In December 2005, Contax had 1,900 outsourced operators.
Contax also engages service companies to provide services related to its secondary activities, such as janitorial services, security, elevator attendants, office boys and help desk services. In December 2005, Contax used the services of approximately 1,400 outsourced workers.
Workplace health and safety
As required by law, Contax maintains two workplace health and safety programs: the occupational health program (Programa de Controle Médico de Saúde Ocupacional, or PCMSO), and the workplace risk prevention program (Programa de Prevenção de Riscos Ambientais, or PPRA). In addition, Contax maintains a safety-at-work program, called Internal Commission for the Prevention of Accidents (Comissão Interna de Prevenção de Acidentes, or CIPA). Contax also carries out ergonomic and noise dosimetry studies and has a workplace exercise program to help prevent work-related injuries.

TNL’s historical financial information
TNL’s historical financial information included in this prospectus is derived from the following financial statements:

➢	TNL’s consolidated financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, audited by TNL’s independent auditors, included in TNL’s audited consolidated financial statements beginning on page FB-1 of this prospectus; and

➢	TNL’s consolidated financial statements for the years ended December 31, 2001 and 2002, audited by Trevisan Auditores Independentes, or Trevisan, which have not been included in this prospectus.
You should read TNL’s selected historical financial information included in this prospectus in conjunction with “TNL’s management’s discussion and analysis of financial condition and results of operations” and TNL’s financial statements and related notes included in TNL’s audited consolidated financial statements beginning on page FB-1 of this prospectus.
TNL’s consolidated financial statements have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain material respects from generally accepted accounting principles in the United States. See “TNL’s management’s discussion and analysis of financial condition and results of operations— U.S. GAAP reconciliation” and Notes 33 and 35 through 39 to TmarPart’s and TNL’s consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, a reconciliation of net income (loss) to U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, a reconciliation of shareholders’ equity to U.S. GAAP as of December 31, 2004 and 2005, presentation of statements of operations and changes in shareholders’ equity under U.S. GAAP, and additional disclosures about pension plans prepared in accordance with U.S. GAAP.
SELECTED FINANCIAL INFORMATION

	Year ended December 31,

	2001	2002	2003	2004	2005

	(thousand of reais, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	10,103,066	11,873,953	14,002,804	15,841,710	16,747,394
Cost of services	(6,806,635)	(8,200,945)	(8,684,542)	(9,126,447)	(8,795,837)

Gross profit	3,296,431	3,673,008	5,318,262	6,715,263	7,951,557
Operating expenses	(2,694,615)	(2,332,364)	(2,825,818)	(3,567,334)	(4,483,280)

Operating income (loss) before interest	601,816	1,340,644	2,492,444	3,147,929	3,468,277
Interest income	494,442	384,470	606,269	775,807	908,249
Interest expense	(918,754)	(2,408,616)	(2,784,576)	(2,417,073)	(2,524,302)

Operating income from operations	177,504	(683,502)	314,137	1,506,663	1,852,224
Net non-operating income (loss)	(2,120)	28,448	(68,560)	(136,573)	(37,543)
Income (loss) before taxes and minority interest	175,384	(655,054)	245,577	1,370,090	1,814,681
Income tax and social contribution	21,679	371,312	112,620	(446,529)	(371,197)
Minority interests	(56,685)	(131,856)	(145,484)	(172,524)	(329,371)

Net income (loss)	140,378	(415,598)	212,713	751,037	1,114,113

Net income (loss) per share (in reais)	0.38	(1.11)	0.56	1.98	2.92
Dividends per Preferred Share (in reais)	0.81	1.33	0.90	2.63	1.50
Dividends per Common Share (in reais)	0.81	1.33	0.90	2.63	1.50

TNL’s historical financial information

	Year ended December 31,

	2001	2002	2003	2004	2005

	(thousand of reais, except per share data)
Shares outstanding at the balance sheet date (thousand)	369,470	375,065	381,777	379,804	382,121
U.S. GAAP
Income (loss) before taxes and minority interests	(390,515)	(2,515,013)	1,669,758	1,371,874	1,682,279
Net income (loss)	(90,055)	(1,392,537)	812,538	751,986	1,043,898

Net income (loss) applicable to each class of shares:
Preferred	(60,734)	(932,945)	544,324	502,824	695,931
Common	(29,321)	(459,592)	268,214	249,162	347,967
Net income (loss)	(90,055)	(1,392,537)	812,538	751,986	1,043,898

Net income (loss) per share:
Common Shares—Basic	(0.24)	(3.73)	2.14	1.97	2.74
Common Shares—Diluted	(0.24)	(3.73)	2.14	1.97	2.74
Preferred Shares—Basic	(0.24)	(3.73)	2.14	1.97	2.74
Preferred Shares—Diluted	(0.24)	(3.70)	2.13	1.96	2.72
Weighted average shares outstanding (thousand)(1):
Common Shares—Basic	120,155	123,171	125,284	126,642	127,227
Common Shares—Diluted	120,155	123,171	125,284	126,642	127,227
Preferred Shares—Basic	248,880	250,029	254,256	255,571	254,453
Preferred Shares—Diluted	249,815	252,305	255,935	257,023	255,720
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	18,146,569	16,842,860	14,900,253	13,770,187	12,843,944
Intangible assets, net		1,456,182	1,404,843	1,265,300	1,119,590
Total assets	26,766,016	27,397,842	29,157,945	29,312,544	27,265,407
Capital and capital reserves	5,013,507	5,013,507	5,013,507	5,013,507	4,713,019
Shareholders’ equity(2)	10,023,273	9,120,138	8,544,633	7,963,297	7,978,706
U.S. GAAP
Property, plant and equipment, net	17,616,095	17,172,579	15,031,785	13,750,408	12,823,315
Intangible assets, net	1,163,976	1,304,097	1,784,349	1,743,645	1,631,727
Total assets	27,006,952	27,785,362	28,920,963	28,943,028	27,164,347
Capital and additional paid-in capital	5,290,391	5,457,996	5,625,601	5,793,207	5,647,418
Shareholders’ equity(2)	10,503,092	8,785,665	8,412,281	8,490,026	8,008,637

(1)	Numbers of outstanding shares are presented as if the reverse stock split, which occurred in August 2004, had taken place in the year 2001. See Note 25 of the consolidated financial statements of TNL.

(2)	Includes dividends and interest on own-capital, which is an alternative method under Brazilian GAAP to distribute dividends to shareholders. See Note 27 or the consolidated financial statements.

TNL’s management’s discussion and analysis of financial condition and results of operations
OVERVIEW
In 2005, while TNL’s fixed-line network decreased from 15.2 million to 14.9 million lines in service, TNL expanded its mobile customer bases to 10.3 million clients and its broadband customer base to 0.8 million ADSL clients, up from 6.9 million and 0.5 million, respectively. In December 2005, Oi reached an estimated market share of 26.3% in Region I in terms of number of active subscribers. The growth of TNL’s mobile and data categories is important in order to sustain the increase of TNL’s revenues, as TNL expects growth in its fixed-line network to remain flat. Mobile lines in Region I already far exceed the number of fixed-lines. TNL’s gross revenues increased 7.1% in comparison to 2004.
In 2005, TNL continued to reorganize its corporate structure in order to integrate operating and administrative areas, processes, systems and management levels and thus reduce its costs. Costs of services, selling, general and administrative expenses increased 4.2% in 2005 (see Note 5 to TNL’s consolidated financial statements).
TNL’s results of operations are significantly affected by the following factors:

➢	general trends and demand for telecommunications services;

➢	competition;

➢	the cost of loans and financing;

➢	telecommunications service rate adjustments; and

➢	Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation.
General trends and demand for telecommunications services
Throughout Brazil, including Region I, there is limited growth potential for fixed-line voice services. Since privatization in 1998, significant capital expenditures were made to expand the “last-mile” of the fixed-line network. According to Anatel, Brazil had 18.4 million fixed-line telephones in service in July 1998 and by the end of 2005, there were 38.8 million. However, a high proportion of the new fixed-lines in service are in low-income areas, which have a relatively low return on invested capital. Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and as has happened in such other countries, the fixed-line network has stabilized.
According to Anatel, the number of mobile subscribers in Brazil increased from 7.4 million in 1998 to 86.2 million in 2005. The Brazilian mobile segment has grown at an average rate of 42.0% per year, due to strong competition, advertising and prepaid plans, together with the ability of consumers to purchase handsets via interest-free installment plans (the cost of which is borne by mobile operators). During 2005, Oi’s customer base increased by 50.7% and its gross revenues grew by 28.3%. As a result of this expansion and the reduction in inflation rates in Brazil (which influence TNL’s fixed-line rate adjustments), TNL has seen a decrease in the growth of the gross revenue growth of its fixed-line telecommunications services from 26% in 2001 to 5% in 2005, while the mobile segment of its business is experiencing a continued increase.
As a result of these trends, TNL does not expect a significant increase in the number of fixed-lines and revenues from local fixed-line telecommunications services. However, in its mobile business, TNL does

TNL’s management’s discussion and analysis of financial condition and results of operations expect an increase in its customer base, traffic and additional services, but at lower rates than observed in the past. TNL also expects an increase in revenues from broadband and data transmission services, which have a very low level of penetration in Brazil. TNL will continue to invest in its fixed-line as well as its mobile networks in order to be able to offer bundled fixed-line, mobile and data transmission services. In addition, by owning both mobile and fixed-line telecommunications services networks in Region I and bundling these products, TNL minimizes interconnection costs for outgoing calls and maximizes interconnection revenues from incoming calls.
Competition
The continuous growth of the mobile market is still increasing competition in the telecommunications sector. This growth is being driven in large part by the pricing structure of fixed-line to mobile calls, as in Brazil mobile users only pay for outgoing calls. In addition, the current pricing structure allows that approximately 81% of net revenues generated by calls placed from fixed-lines to mobile phones to be allocated to mobile operators (interconnection charges), representing an important source of revenues for them. Growth of the mobile market is mainly a result of the expansion of prepaid plans which increased the volume of incoming calls from the fixed-line network to the mobile network.
During 2005, the number of mobile lines in service in Brazil increased 31.4%, while the number of fixed-lines in service decreased 1.3%. Mobile services are available to approximately 86% of the Brazilian population and 48% of households. According to estimates by IBGE, approximately 77% of the Brazilian population lives in areas served by at least three mobile operators. Prepaid subscribers account for 82% of our subscribers base.
The degree of competition in the mobile segment is high, with three or four large providers competing in each state. At December 2005, Oi had an approximate 26.3% market share in Region I in terms of number of active subscribers, increasing its presence since 2004, when it had a 23.5% market share. Increasing Oi’s market share of the mobile market in Region I is strategically important to maintain the mobile network usage rates within TNL, which otherwise would be paid by fixed-line business to its competitors. Because the estimated penetration of mobile usage in Region I was only 39.1% as of December 2005, TNL still expects to see growth in this segment over the next several years.
The degree of competition in the local fixed-line segment remains low, due to the required network investments in the last mile and the focus of competitors on the corporate segment. The number of corporate subscribers represented approximately 18% of TNL’s fixed-line subscribers in December 2005. With the acquisition of Vésper, Embratel has widened its range of clients in local telephony. In addition, Anatel is attempting to stimulate competition in local services through the implementation of rules requiring line sharing and full unbundling; however, we do not expect these efforts to have a significant impact on competition.
In the long-distance market the degree of competition is strong, but due to marketing efforts and customer loyalty programs, TNL has increased its revenues during 2005 by 3.7%. TNL’s main competition in the long-distance services for Region I customers is Embratel. See “Information about TNL’s business—Competition—Long-distance.”
Broadband penetration in Brazil is still low, with nearly 3.7 million customers in December 2005. TNL estimates that ADSL technology had approximately an 80% market share in the broadband market in Brazil in terms of number of costumers, with the other 20% split among cable, radio and satellite. In TNL’s region TNL mainly competes with Net (a cable TV operator affiliated with Telmex). TNL competes through ADSL technology, which already exists in more than 214 major cities in Region I.
In addition, companies authorized to provide limited specialized services have begun to compete with TNL in the provision of data services for corporate customers. While this competition is negatively

TNL’s management’s discussion and analysis of financial condition and results of operations affecting the rates for these services, TNL has been able to increase its revenues through the acquisition of important clients, due to its ability to provide bundled solutions at lower costs. TNL is also developing sales channels with bundled services to small and middle market businesses.
TNL believes that bundling products is helping TNL to retain its existing clients and to increase its market share. For example, TNL has been able to stimulate the recharge of prepaid mobile minutes through its fixed-line bills, grant postpaid mobile subscriptions to new ADSL subscribers, combine household and business telephony needs and offer prepaid cards that combine mobile, fixed-line and public telephony.
The cost of loans and financing
TNL had R$9.8 billion indebtedness as of December 31, 2005. TNL is making efforts to decrease its total indebtedness. Total indebtedness decreased 18.0% and 1.2% in 2005 and 2004, respectively. The Brazilian currency devalued frequently over the past four decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. These exchange rate fluctuations and some of the Brazilian Government’s measures, taken in an attempt to curb inflation, have affected the cost of TNL’s loans and financing. At December 31, 2005, 56.8% of TNL’s indebtedness was in foreign currency, disregarding the effect of swap operations (1.2% after the effect of currency swaps), mostly (74.3%) denominated in U.S. dollars. Therefore, TNL typically holds derivative instruments to swap the foreign exchange rate variation to the Brazilian domestic exchange rate on interbank certificates of deposits (certificado de depósito interbancário), or the CDI rate.
The average annual interest rate of debt in local currency, including debentures, was 15.9% per annum in 2005 and 14.9% in 2004. The average annual interest rate of debt in U.S. dollars increased slightly and was 6.1% and 5.6% per annum in 2005 and 2004, respectively. However, because of the appreciation of the real against the U.S. dollar during 2005, TNL accrued significant losses on its balance sheet (as required under Brazilian GAAP) reflecting the costs of its swap operations.
While there is generally a favorable environment for the continued recovery of the Brazilian economy in 2006, it still remains vulnerable to shocks, given the high levels of Brazil’s domestic and public debt.
Telecommunications service rate adjustments
Telecommunications service rates are subject to comprehensive regulation by Anatel. The concession contracts of the regional fixed-line companies that expired at the end of 2005 provided for a price-cap mechanism according to which Anatel set and adjusted rates on an annual basis, typically in June, based on an inflation index. The New Concession Agreement provides that rates will be adjusted based on the Index of the Telecommunications Sector (Índice do Setor de Telecomunicações, or IST). This index is calculated based on a weighted average of a number of Brazilian price indexes and its composition will be reviewed every two years. Rate adjustments can be effected after any period of at least 12 months, on the initiative of Anatel or the concessionaire.
There are also regulations requiring operators to prepare current financial data in order to implement cost-based and long-term incremental cost analyses as of January 2008. These analyses combined with productivity discussions could lead to limitations on future rate adjustments. In addition, in connection with the terms of the New Concession Agreement Form, Anatel implemented a variety of other rate-related issues, such as the productivity factor. For a detailed discussion of the new terms that may affect TNL’s concession see “Information about TNL’s business—Regulation of the Brazilian telecommunications industry—New telecommunications regulations.”

TNL’s management’s discussion and analysis of financial condition and results of operations

Brazilian political and economic environment, effects of inflation and foreign exchange rate fluctuation
TNL has been, and will continue to be, affected by the economic, political and social conditions in Brazil. Most notably TNL’s operations have been impacted by the fluctuation of the real and by variation in interest rates influenced by the Brazilian Government in its efforts to control inflation. See “Exchange rates” and “Risk factors— Risks relating to Brazil.” The following table shows GDP growth, inflation rate, U.S. dollar exchange rate variation and interest rate for each of the three years ended December 31, 2003 to 2005:

	Year ended
	December 31,

	2003	2004	2005

GDP growth %(1)	0.5	4.9	2.3
IGP-DI inflation rate %(2)	7.7	12.1	1.2
IPCA inflation rate %(3)	9.3	7.6	5.7
U.S. dollar exchange rate variation %(4)	(22.3)	(8.8)	(13.4)
Selic interest rate %(4)	16.5	17.8	18.1

(1)	Source: Instituto Brasileiro de Geografia e Estatística (IBGE)

(2)	Source: General Price Index—Fundação Getúlio Vargas

(3)	Source: Amplified Consumer Price Index—Fundação Getúlio Vargas

(4)	Source: Brazilian Central Bank
Exchange rate fluctuations also affect the costs of TNL’s mobile handsets and fixed-line equipment, because part of that equipment is acquired abroad under contracts primarily denominated in foreign currencies.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
TNL’s significant accounting policies are described in Note 1(e) to the consolidated financial statements of TNL included in this prospectus. In preparing the consolidated financial statements, TNL relied on estimates and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of TNL’s financial position and results and require management’s most difficult, subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain, with respect to TNL’s results of operations and the carrying value of TNL’s assets and liabilities. TNL’s results of operations and financial position may differ from those set forth in the consolidated financial statements if its actual experience differs from management’s assumptions and estimates. In order to provide an understanding of TNL’s critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, set forth below is a discussion of TNL’s critical accounting policies relating to:

➢	revenue recognition and accounts receivable;

➢	provision for doubtful accounts;

➢	depreciation of property, plant and equipment;

➢	contingencies;

TNL’s management’s discussion and analysis of financial condition and results of operations

➢	derivatives;

➢	goodwill; and

➢	deferred income tax.
Revenue recognition and accounts receivable
TNL’s revenue recognition policy is significant because TNL’s revenue is a key component of its results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of TNL’s network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain products delivered and the collectability of those revenues. Should changes in conditions or discussions cause management to determine that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, TNL relies upon revenue recognition measurement guidelines in accordance with rules issued by Anatel.
Revenues from the usage of TNL’s network are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço, or Detraf), issued by an outsourced clearing house.
Accounts receivable from telecommunications services are valued by applying the rates on the date the service is rendered. These receivables also include credits for services rendered but not yet billed, up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end or by estimates that take into account the performance of the previous month. The related taxes are determined similarly and accounted for on an accrual basis.
Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.
The revenues related to the sale of public telephone cards, mobile handsets and accessories are accounted for upon the transfer of title. However, mobile prepaid cards revenues are deferred and recognized as income, based on customer usage.
Provision for doubtful accounts
The provision for doubtful accounts is stated at an amount that TNL considers sufficient to cover any probable losses on realization of accounts receivable from its customers and is included in selling expenses. TNL’s accounting policy for establishing the provision is consistent with its billing and collection process.
This provision is established in order to recognize probable losses on accounts receivable, taking into account the actions TNL takes to limit providing services to clients with past-due accounts and to collect delinquent accounts, beginning when the account is 60 days past due for the fixed-line segment (15 days past due for the mobile segment), and increasing progressively thereafter, as follows:

		% Loss
Fixed-line Segment Outstanding Bills	Service Restriction/Collection Process	Provided For

Over 30 and up to 60 days	Restriction to make calls	Zero
Over 61 and up to 90 days	Restriction to receive calls	40
Over 91 and up to 120 days	Shut-off after 15-day warning	60
Over 121 and up to 150 days	Collection	80
Over 151 days	Collection	100

TNL’s management’s discussion and analysis of financial condition and results of operations

		% Loss
Mobile Segment Outstanding Bills	Service Restriction/Collection Process	Provided For

Over 15 and up to 30 days	Partial Service Restriction/ Collection Process	Zero
Over 31 and up to 60 days	Collection	Zero
Over 61 and up to 90 days	Restriction to make and receive calls	40
Over 91 and up to 120 days	Collection	60
Over 121 and up to 150 days	Collection	80
Over 151 and up to 180 days	Shut-off after 15-day warning	100
TNL includes government entities, corporate clients and other telecommunications service providers in the calculation basis of the provision. TNL has also entered into agreements with certain clients to collect past-due accounts, including agreements allowing clients to settle their delinquent accounts in installments. The amounts that TNL actually fails to collect in respect of these accounts may differ from the amount of the provision established.
Depreciation of property, plant and equipment
TNL depreciates property, plant and equipment using the straight-line method at rates it judges compatible with the useful lives of the underlying assets, principally five to 10 years for network and equipment, 25 years for buildings, underground ducting, posts, and towers, five years for hardware and software and 10 years for furniture, fixtures and others. Depreciation rates are adjusted, and may vary between the fixed-line, mobile and data segments, to take into account changes in estimated useful lives based on technical obsolescence and assessment by outside experts. Impairment tests are applied annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. TNL has not recorded any impairment during the year 2005. In 2004, TNL recorded an impairment on AIX assets in the amount of R$53.9 million. In 2003, TNL recorded a full impairment in the amount of R$82.0 million against the assets of the Internet Data Center, an unprofitable business which TNL decided to lease to a third party at no cost in 2003. Maintenance and repair costs are capitalized when, according to management’s judgment, such maintenance or repair increased installed capacity or useful life. TNL has not capitalized any material maintenance and repair costs during the three-year period ended December 31, 2005.
Contingencies
The preparation of TNL’s financial statements requires TNL to make estimates and assumptions regarding contingencies that affect the valuation of assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. These contingencies include the legal proceedings discussed in Note 23 of the consolidated financial statements.
Except if otherwise required by changes in accounting standards and practices, TNL will continue to record liabilities in connection with these contingencies in the same manner as it does currently, based on its assessment of the risk of loss at each preparation date of the financial statements. TNL classifies its risk of loss in legal proceedings as “remote”, “possible” or “probable.” Provisions recorded in TNL’s financial statements in connection with these proceedings reflect reasonably estimated losses as determined by management based on legal advice and in accordance with Brazilian GAAP and U.S. GAAP. As discussed in Note 1(e) to the consolidated financial statements of TNL, TNL records as a liability its estimate of the costs of resolution of such claims, when it considers their losses probable. It is possible that TNL’s assumptions and, therefore, estimates of loss in respect of any given contingency will change in the future based on changes in the related situation. This may therefore result in changes in future provisioning for legal claims. TNL records liabilities in connection with pending litigation based on estimates of the amounts of probable losses. Currently, all lawsuits

TNL’s management’s discussion and analysis of financial condition and results of operations involving TNL and the subsidiaries have been controlled in a data warehouse, where the information related to each lawsuit is available, such as: value involved, risk, loss expectation, progress status, external legal counsel responsible, etc. See “Information about TmarPart’s business— Legal proceedings.”
Labor claims
Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees and outsourced personnel. These relate principally to hazardous work conditions premium, equalization of salary scales, salary differences and overtime, claims from outsourced personnel and other matters. TNL’s management estimates the potential losses on outstanding labor claims based on labor court decisions as they are issued in each labor lawsuit filed against it. In this respect, all labor lawsuits are initially classified as a “possible” contingency that TNL may have to face as soon as it is filed against us and no provision is made for it. Once TNL has a lower court decision for a labor lawsuit, it will change this classification to “probable” or “remote” depending on the outcome of such lower court decision. A provision will then be made if the lower court decision has been entirely or partially unfavorable to TNL. TNL’s risk of defeat in a labor lawsuit will be changed again if a higher court reverses the lower court’s decision entirely or in part. In such case, the respective provisioning also shall be revised accordingly.
Tax claims
The complexity of the Brazilian corporate tax system often results in disputes on a number of different taxes. TNL is currently involved in tax proceedings regarding, and has filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in Note 23 to the consolidated financial statements of TNL. TNL records provisions for probable losses in connection with these claims based on the opinion of external legal counsel and based on an analysis of potential results, assuming a combination of litigation and settlement strategies. TNL does not believe that the proceedings, which it considers as probable losses, if decided against it, will have a material adverse effect on TNL’s financial position. It is possible, however, that future results of operations could be materially affected by changes in TNL’s assumptions and the effectiveness of its strategies with respect to these proceedings.
Civil claims
TNL is currently involved in many claims regarding issues related to assessments by Anatel, indemnification requested by former resellers of prepaid calling cards, many individual claims requesting indemnity in small claims courts and subcontractors, among others. TNL records provisions for probable losses based on the opinion of its external legal counsel as to their assessment concerning the outcome of the litigation and their estimates of the involved amounts.
Unrecognized exposures
TNL has not recorded a provision for every labor, tax or civil exposure, but only for those of which an unfavorable outcome, based on external legal advice, is considered probable. TNL has estimated the total value of unrecorded exposures to claims considered as possible and remote losses to be R$5,366.2 million and R$1,283.2 million, respectively, as of December 31, 2005. TNL believes that its estimates are based on reasonable assumptions and assessments of external legal counsel.
At the moment, TNL does not have material contingent assets, where an inflow of economic benefit is probable. Contingent assets would only be recorded upon a final judicial decision regarding disputes over various matters such as tax credits.

TNL’s management’s discussion and analysis of financial condition and results of operations

Derivatives
On December 31, 2005, TNL had loans and financing (including debentures) subject to floating interest rates, which totaled 81.0% of its total debt, based on the Brazilian long-term interest rate, or TJLP, and CDI rates, in the case of real-denominated debts, and based on LIBOR, in the case of U.S. dollar-and Yen-denominated debts and based on a foreign currency basket in the case of the foreign currency portion of the BNDES Facilities.
As of December 31, 2005, TNL had derivative agreements pursuant to which it swaps 22.4% of its total debt subject to floating interest rates, in particular, under contracts bearing interest of U.S. dollar LIBOR plus 0.5% to 5.0% per annum, which totaled 30.5% of its total debt, to fixed rates, reducing TNL’s exposure to changes in U.S. dollar LIBOR to 12.3% of its total debt and its exposure to floating interest rates in total to 62.9% of its total debt.
Results from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.
In the past, TNL has used derivative contracts (swaps, options and forwards) to swap its foreign currency risks. Currently, all of the derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) on swap transactions recorded under Brazilian GAAP reducing or increasing foreign currency indebtedness will be effective if TNL maintains these agreements until their maturity, regardless of the fair value at year-end. TNL’s foreign currency loans and financings, including swap agreements, totaled US$2,752.3 million and US$3,189.0 million at December 31, 2005 and 2004, respectively.
Under U.S. GAAP, the results of derivative transactions are accounted for at fair value, according to FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.”
As of January 1, 2001, TNL began applying SFAS No. 133 for reconciliation purposes of Brazilian GAAP to U.S. GAAP. Because of the fact that TNL’s transactions do not qualify for hedge accounting under this standard, derivatives are recorded at fair value. Therefore, TNL eliminates the gains and losses of derivative contracts not yet financially realized in the U.S. GAAP financial statements. Fair values are based on pricing models that take into account current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. If TNL maintains these instruments to maturity, the unrealized gains and losses will substantially offset financial expenses, due to foreign exchange rate variations. For example, TNL’s financial results for the years ended December 31, 2005 and 2004 were impacted by an appreciation of 13.4%, and 8.8%, respectively, of the U.S. dollar exchange rate, due to long-term indebtedness in foreign currency. While the exchange rate variations affect TNL’s indebtedness and its financial results, gains and losses of these derivative contracts are mostly not recognized, generating a loss of R$121.8 million in 2005, a loss of R$110.7 million in 2004 and a gain of R$1,475.3 million in 2003 in the U.S. GAAP income statements.
Goodwill
Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, the goodwill amortization is recognized in the consolidated statements of income over a period consistent with the period over which the gains or losses are expected to be incurred. If the

TNL’s management’s discussion and analysis of financial condition and results of operations goodwill or negative goodwill is based on the fair value of property, plant and equipment, the amortization is recognized in the consolidated statements of income over a period consistent with the assets’ remaining economic lives.
Under U.S. GAAP, TNL adopted the procedures determined by Statement of Financial Accounting Standards, or SFAS No. 141 Business Combinations to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase, which has to be recognized as an intangible asset or to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.
Goodwill represents the excess of the acquisition cost of a business over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, TNL adopted SFAS No. 142 Goodwill and Other Intangible Assets. This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.
The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess must be recorded as impairment.
Reporting units
For U.S. GAAP purposes, TNL defines its reporting units, according to SFAS No. 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.
TNL identified the following seven reporting units for the year 2005:

➢	Fixed-line telecommunications services;

➢	Mobile telecommunications services;

➢	Contact center;

➢	Data-transmission services;

➢	Rental of duct infrastructure;

TNL’s management’s discussion and analysis of financial condition and results of operations

➢	Business internet access services; and

➢	Consumer internet access services.
Data-transmission services, rental of duct infrastructure, business internet access services and consumer internet access services are presented as one single segment called “other segments and holdings”, due to their immateriality.
The Data-transmission services, Rental of duct infrastructure, Business internet access services and Consumer Internet access services reporting units are presented as one single segment called “Other segments and holding”, due to their immateriality.
According to SFAS No. 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.
Deferred Income Tax
Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, TNL only recognizes deferred tax asset, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.
Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan and approved by TNL’s Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, TNL discloses in its local GAAP financial statements the amounts expected to be recovered for the next ten years.
In Brazil, the tax law is sometimes significantly altered by provisional measures “medidas provisórias” announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.
Under U.S. GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.
For U.S. GAAP purposes, the total deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred taxes will not be realized. The valuation allowance is substantially comprised of tax loss carryforwards generated in the mobile business, which was established in mid-2002. The mobile business has required high levels of investment and is not expected to generate taxable income in the next few years. For U.S. GAAP purposes, we have recorded an additional valuation allowance in comparison to Brazilian GAAP, for the subsidiary Oi (mobile segment) due to the history of this entity’s losses.
PRESENTATION OF INFORMATION
The following discussion of TNL’s consolidated financial position and results of operations for the three-year period ended December 31, 2005 should be read in conjunction with the consolidated financial statements of TNL, which are included at the end of this annual report.

TNL’s management’s discussion and analysis of financial condition and results of operations

The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 33 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, Note 35 for a net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, Note 36 for a shareholders’ equity reconciliation as of December 31, 2004 and 2005, Notes 37 and 38 for presentations of statements of operations and changes in shareholders’ equity and Note 39 for an additional disclosure about pension plans prepared in accordance with U.S. GAAP.
Statements of operations for 2003, 2004 and 2005
The following table sets forth the components of TNL’s statements of operations, as well as the percentage change compared to the prior year, for the three-year period ended December 31, 2005.

	Year ended December 31,			% Change

	2003	2004	2005	2003 v. 2004	2004 v. 2005

	(million of reais)(1)
Net operating revenue	14,002.8	15,841.7	16,747.4	13.1	5.7
Fixed-line telephone segment	12,932.9	14,109.4	14,846.8	9.2	5.2
Mobile telephone segment	1,344.2	2,091.1	2,620.1	55.6	25.3
Contact center segment	410.7	654.6		59.4
Cost of services and products sold	(8,684.5)	(9,126.4)	(8,795.8)	5.1	(3.6)
Fixed-line telephone segment	(7,486.0)	(7,516.8)	(7,771.1)	0.4	3.5
Mobile telephone segment	(1,425.2)	(1,805.1)	(1,888.5)	26.7	4.6
Contact center segment	(334.8)	(574.1)		71.5
Gross profit	5,318.3	6,715.3	7,951.6	26.3	18.4
Fixed-line telephone segment	5,439.5	6,592.6	7,075.7	21.2	7.3
Mobile telephone segment	(81.0)	286	731.6	453.1	155.8
Contact segment	75.9	80.5		6.1
Operating (expenses) income, net	(2,825.8)	(3,567.4)	(4,483.3)	26.2	25.7
Operating income before interest(2)	2,492.5	3,147.9	3,468.3	26.3	10.2
Financial income	606.3	775.8	908.2	28.0	17.1
Financial expenses	(2,784.6)	(2,417.1)	(2,524.3)	(13.2)	4.4
Operating income (loss)(2)	314.2	1,506.6	1,852.2	379.5	22.9
Net non-operating income (expense)	(68.6)	(136.6)	(37.5)	99.1	(72.5)
Income (loss) before taxes and minority interests	245.6	1,370.0	1,814.7	457.9	32.5
Income tax and social contribution	112.6	(446.5)	(371.2)	(496.5)	(16.9)
Minority interests	(145.5)	(172.5)	(329.4)	18.6	91.0

Net income (loss)	212.7	751.0	1,114.1	253.1	48.3

(1)	Columns may not add due to rounding.

(2)	Under Brazilian GAAP, interest income and interest expense are a component of operating income.

TNL’s management’s discussion and analysis of financial condition and results of operations

COMPARISON OF REVENUES, COSTS AND EXPENSES IN 2004 AND 2005
Revenues
The following table sets forth the components of TNL’s operating revenues, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Fixed-line telephone services
Local services	11,581.7	12,140.2	4.8
Long-distance services	3,661.3	3,795.3	3.7
Other fixed-line services	1,728.3	1,897.9	9.8

Total fixed-line services	16,971.3	17,833.4	5.1
Remuneration for the use of the fixed-line network	1,172.7	1,035.5	(11.7)
Mobile telephone services	1,890.9	2,487.7	31.6
Remuneration for the use of the mobile network	221.2	266.0	20.3
Data transmission services	1,607.6	2,061.0	28.2
Contact center	255.9		N/A
Other services	5.0	2.8	(44.0)

Total gross operating revenues	22,124.6	23,686.4	7.1
Value added and other indirect taxes	(6,060.8)	(6,614.0)	9.1
Discounts and returns	(222.1)	(325.1)	46.4

Net operating revenues	15,841.7	16,747.3	5.7

Local services
The following table sets forth the revenues for TNL’s local services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Monthly subscription fees	5,966.4	6,644.7	11.4
Pulses— (metered services)	2,673.5	2,690.7	0.6
VC1 (Fixed-line to mobile calls)	2,763.1	2,662.5	(3.6)
Collect calls	102.5	82.0	(20.0)
Installation fees	58.5	39.6	(32.3)
Other revenues	17.7	20.7	16.9

Total local services	11,581.7	12,140.2	4.8

Monthly subscription fees
Monthly subscription fees increased principally due to an average rate increase 14.6%, which was offset by a decrease of 1.3% in fixed-lines in service.
Pulses—metered services.
In 2005, pulse-based revenues increased principally due to an average rate increase of 12.9%, which was partially offset by a 10.0% decrease in traffic volume in 2005. Part of this traffic reduction is a consequence of TNL’s investment in its ADSL product, which already accounts for 5.4% of TNL’s

TNL’s management’s discussion and analysis of financial condition and results of operations fixed-lines in service. Clients using ADSL pay a monthly fee instead of paying pulses while using “dial-up” internet access.
VC1 services
Revenues in this category consist of charges for the calls from fixed-line to mobile telephones within the same registration area (generally the same city), are billed at the lowest tariff (VC1) and accounted for as local services. A substantial part (82.2%) of TNL’s fixed-line to mobile traffic consists of VC1 calls. In 2005, revenues from VC1 calls decreased due to a traffic decrease of 8.9%, partially offset by a rate increase of 4.5% in July 2005. Traffic volume decreased in 2005 due to the migration of fixed-line to mobile calls to mobile to mobile calls.
Collect calls
In 2005, collect call revenues decreased mainly due to a 38.5% decrease in traffic volume, which was offset by the partial-year effect of the pulse rate increases in June, September and November 2004 and the partial-year effect of the rate increase in July 2005. The decrease in volume of collect calls is associated with the increase in the number of mobile phones in TNL’s region, special offers for mobile to mobile calls on the same network and a large number of fixed-line clients requesting to block incoming collect calls.
Installation fees
In 2005, revenues from installation fees decreased principally due to a 7.3% decrease in the average per-line installation fee, from R$14.3 as of June 2004 to R$12.2 as of June 2005, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed decreased, from 2,770.7 thousand in 2004 to 2,213.4 thousand in 2005.
Other revenues
Revenues from other local services consist primarily of charges for special services such as fixed-line prepaid calling cards and installation of additional telephones on the existing line, as well as equipment rental.
Long-distance services
In 2005, revenues from long-distance services increased due to continuous market share gain in interregional services combined with an average rate increase of 11.2%. The requirement for mobile clients to choose a long-distance carrier selection code with every call (Código de Serviço de Prestadora, or CSP), in TNL’s case CSP-31, also helped boost its revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for TNL’s long-distance services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Intrastate	1,644.6	1,886.5	14.7
Interregional	610.9	652.8	6.9
Interstate	615.5	597.8	(2.9)
VC2 and VC3	683.3	577.0	(15.6)
International	107.0	81.2	(24.1)

Total long-distance services	3,661.3	3,795.3	3.7

TNL’s management’s discussion and analysis of financial condition and results of operations

Intrastate long-distance (intraregional)
Revenues from intrastate long-distance increased in 2005, mainly due to rate increases, offset by a traffic decrease due to rule changes increasing the size and reducing the number of local areas that became effective as of August 2004. Intrastate long-distance traffic without the personal mobile service traffic (“Servíço Móvel Pessoal”), or SMP, decreased 25.8% between 2004 and 2005.
Interregional
In 2005, these revenues increased mainly due to a 3.9% increase in traffic volume (without SMP traffic), from 1,033.6 million minutes in 2004 to 1,073.8 million minutes in 2005 and due to rate increases.
Interstate long-distance (intraregional)
Revenues from interstate long-distance services decreased mainly due to a 2.6% decrease in traffic (without SMP traffic), partially offset by the partial-year effects of rate increases.
VC2 and VC3 services
Revenues in this category consist of charges for the intrastate (VC2) and interstate (VC3) calls from fixed-line to mobile telephones. Revenues from VC2 and VC3 calls from fixed-line to mobile units decreased mainly due to a 3.1% decrease in traffic.
International
These revenues decreased mainly due to a decrease in SMP traffic volume, which was slightly offset by an increase in traffic volume without SMP from 60.4 million minutes in 2004 to 61.0 million minutes in 2005.
Other fixed-line services
The following table sets forth the revenues for TNL’s other fixed-line services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Prepaid calling cards (for public telephones)	1,017.2	1,111.0	9.2
Additional services	492.2	547.0	11.1
Advanced voice	218.9	239.9	9.6

Total other fixed-line services	1,728.3	1,897.9	9.8

Prepaid calling cards for public telephones
Revenues from the use of prepaid calling cards for public telephones increased mainly due to the partial effect of a rate increase. The number of public telephones decreased 6.6%, totaling 618.3 thousand at December 31, 2005, while the number of credits sold increased by 3.2%.
Additional Services
Additional services consist primarily of services such as directory assistance, caller ID, call waiting, voicemail and call forwarding. Revenues from additional services increased principally due to an increase in the demand for call blocking (incoming collect calls, outgoing long-distance calls or fixed-to-mobile calls), caller ID services and voicemail, influenced by marketing campaigns included in TNL’s invoices.

TNL’s management’s discussion and analysis of financial condition and results of operations

Advanced voice
Advanced voice services consist of “0300”, “0500” and “0800” services providing businesses with a number with agreed upon fees, which may be charged to the caller or to the client. In 2005, these revenues increased mainly due to an increase of 13.7% in the traffic volume of 0800 services, which was offset by price reductions caused by increased competition.
Remuneration for use of the fixed-line network
The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Use of fixed-line to fixed-line network	913.9	790	(13.6)
Use of mobile to fixed-line network	258.8	245.5	(5.1)

Total use of the fixed-line network	1,172.7	1,035.5	(11.7)

Revenues relating to fixed-line network use include revenues received from other telecommunications operators for completing local and long-distance calls. Remuneration for the use of the network is charged depending on the usage volume of TNL’s local and long-distance network. Therefore, TNL’s market-share increase in long-distance services and the growth of other operators’ networks in its region decrease this remuneration.
TNL receives network usage fees from mobile and other fixed-line service providers. The growth of mobile telecommunications resulted in substantial growth of network usage revenues during the past years. Since July 2003, the mobile SMP operators have been required to allow their subscribers to choose among different long-distance operators. Since TNL’s market share in long-distance services has grown, its network usage revenues have declined in favor of long-distance service revenues. The overall impact of the mobile long-distance selection code usage has had a positive effect on its results.
Mobile telephone services (Oi)
The following table sets forth the revenues for TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Originating calls	592.4	957.0	61.5
Sale of mobile handsets and accessories	747.8	767.3	2.6
Monthly subscription fees	333.3	461.3	38.4
National and international roaming	106.8	120.9	13.2
Additional services	110.6	181.2	63.8

Total mobile telephone services	1,890.9	2,487.7	31.6

Mobile services revenues increased in 2005 due to an increased volume of outgoing calls. Mobile telecommunications services in Brazil are offered on a “calling-party-pays” basis, under which subscribers only pay for calls that they originate, in addition to roaming charges.

TNL’s management’s discussion and analysis of financial condition and results of operations

Rates vary according to the service plan subscribed to, the call origin, destination and length. Each call is billed for at least 30 seconds and thereafter for every additional 6 seconds. Under Oi’s postpaid plans, customers pay subscription fees in addition to usage charges. In April 2005, Oi increased the average rates of the standard postpaid plans by 6% and prepaid plans by 4%.
Oi had 6.86 million users as of December 31, 2004 and 10.34 million as of December 31, 2005. Of this 2005 total, approximately 82% were users of prepaid plans and 18% of postpaid plans. The monthly average revenue per user or ARPU in 2005 was R$20.65 compared to R$24.10 in 2004. ARPU from incoming calls decreased due to the migration of fixed-line to mobile calls to mobile to mobile calls, which are subject to the new “bill and keep system” (under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators) and Oi’s increase in numbers of users. ARPU from outgoing calls also decreased due to the migration of postpaid users from plans without spending limits to plans with a fixed amount to be used in calls. ARPU is calculated considering revenues obtained from originating calls, monthly subscription fees, additional services and revenues for the use of the mobile network.
Originating calls
Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network, which resulted in higher traffic volumes.
Sale of handsets and accessories
These revenues totaled R$767.3 million in 2005, of which R$492.0 million were generated from sales of prepaid handsets and R$188.6 million were generated from sales of postpaid handsets. The remaining revenue of R$86.7 million are related to sales of SIM cards (chips containing information relating to the user’s account, enabling the user to change handsets without losing information). In 2005, Oi sold 2,700 thousand prepaid handsets and 1,534 thousand postpaid handsets. The subsidies for prepaid and postpaid handsets were 46.8% and 73.2% of the respective sale prices
The average price TNL charged in 2005 for a prepaid handset was R$158.29 compared to R$159.43 in 2004 and for a postpaid handset, R$79.11 compared to R$158.84 in 2004. The subsidies for prepaid and postpaid handsets were 46.8% and 73.2% of the respective sale prices.
Monthly subscription fees
Postpaid users pay a monthly subscription fee, which includes a certain number of minutes, and are billed according to actual use on a monthly basis, varying according to the service plan to which they subscribe. Monthly subscription fee revenues increased due to the growth in the average number of users, with an average subscription fee of R$36.34 in 2005 and R$36.49 in 2004.
National and international roaming
TNL receives revenues from roaming agreements with other local and international mobile operators using GSM technology. When a subscriber of another mobile operator originates a call using TNL’s network, the other mobile operator pays TNL for the call at the applicable tariff. Moreover, when TNL’s subscribers are outside TNL’s coverage area and receive or place calls, TNL charges them a roaming tariff in order to pay the national or international mobile operator that completes the call.
In 2005, R$75.0 million of TNL’s roaming revenues were obtained from international GSM mobile operators, with which TNL has roaming agreements and the clients of which used their mobile telephones in Brazil. The remaining R$45.9 million were obtained from TNL’s clients, using their mobiles outside TNL’s authorized Region I. This revenue increased mainly due to the growth of TNL’s client’s base.

TNL’s management’s discussion and analysis of financial condition and results of operations

Additional services
Revenues from additional services increased primarily due to the annual rate increase. Revenues from SMS (short message) services amounted to R$149.2 million, representing 82.3% of additional services revenue. The remaining amount refers to GPRS or General Packet Radio Service and WAP or protocol for mobile data networks.
Remuneration for the use of the mobile network
The following table sets forth the remuneration for the use of TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
Use of fixed-line to mobile network	120.9	191.7	58.6
Use of mobile-to-mobile network	100.3	74.3	(25.9)

Total use of the mobile network	221.2	266.0	20.3

This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of TNL’s mobile network for completing calls.
Use of fixed-line to mobile network
These revenues totaled R$191.7 million in 2005, excluding R$560.7 million received from Tmar that were eliminated upon consolidation. These revenues increased in 2005 as a result of the growth in the average number of users.
Use of mobile-to-mobile network
These revenues, principally from other mobile operators in the main cities in Region I, decreased mainly due to the migration of Telemig Celular and Amazonia Celular to the SMP System and therefore being subject to the bill and keep system.
Data transmission services
The following table sets forth revenue for TNL’s data transmission services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2004	2005	2004-2005

	(million of reais)
ADSL (Velox)	385.3	669.6	73.8
Transmission—EILD	338.1	401.1	18.6
Dedicated Line Service—SLD	324.9	283.3	(12.8)
IP services	233.9	261.8	11.9
Switching packs and frame relay	204.3	249.2	22.0
Other services	121.1	196.0	61.8

Total data transmission services	1,607.6	2,061.0	28.2

TNL’s management’s discussion and analysis of financial condition and results of operations

Asymmetric Digital Subscriber Line (ADSL)
TNL sells its ADSL services for high-speed internet access under the brand name Velox. This is a strategic product, enabling us to inhibit entrants offering high-speed access through the cable television network and other fixed-line competitors obtaining remuneration for the use of their network through market share in TNL’s region by offering bundled packages of services with financial benefits to clients.
These revenues increased in 2005 as a result of TNL’s continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 62.4%, from 0.5 million in 2004 to 0.8 million in 2005. In December 2005, Velox’s customer base represented 5.4% of TmarPart’s total fixed-lines in service as compared to 3.3% in December 2004.
Transmission—EILD
Revenues in this category consist of payments for leasing dedicated data-transmission lines to providers of telecommunications services, primarily mobile operators, which use these services to link their radio base stations to their switching centers. In 2005, EILD revenues increased mainly due to an increase in the average prices and in the average number of leased lines.
Dedicated Line Service—SLD
Revenues from SLD consist of payments for the rental of dedicated digital data transmission lines, which are used primarily by corporate clients. In 2005, these revenues decreased due to the migration of some clients to ADSL and IP—“Internet protocol”—services.
IP services
IP services consist of dedicated and dial-up internet access for internet service providers, as well as VPN services that enable companies to set up networks such as intranets and extranets. In 2005, revenues from IP services increased due to a 10.6% increase in the number of accesses of TNL’s customers.
Switching packs and frame relay
In 2005, revenues from data transmission services increased due to an increase in monthly subscriptions of frame-relay services.
Other services
Revenues from other data services, such as dedicated broadband internet access for internet service providers and equipment rental rose due to the growth in equipment rental and due to an increase in the amounts received from agreements with internet service providers. These service providers experienced an increase in the number of their ADSL clients.
Contact center
TNL established a contact center in late 2000 in response to opportunities in the Brazilian contact center outsourcing market. Contax initially provided outsourced services previously offered by Tmar in order to reduce costs and increase the quality of Tmar’s in-house activities. Together with Tmar TNL also provided supplementary services to their large corporate customers.
In November 2004, TNL’s Board of Directors approved the spin-off of the contact center segment, decreasing TNL’s share capital by R$277.5 million and delivering to TNL’s shareholders Contax Participações S.A. shares (see note 1(a) to TNL’s consolidated financial statements). The spin-off occured in March 2005.

TNL’s management’s discussion and analysis of financial condition and results of operations

ICMS and other indirect taxes
Gross revenues are subject to ICMS (value-added tax), PIS and Cofins. See “Information about TmarPart’s business—TmarPart’s operations—Taxes on telecommunications services.” Consolidated taxes increased 9.1%, while gross revenues increased 7.1%, in 2005. This increase in the tax rate was due to a change in TNL’s revenue mix, with a significant reduction of the share of network usage services—which is not subject to ICMS tax—in TNL’s total revenues.
Discounts and returns
Since TNL’s sales contracts do not provide for returns, these amounts essentially refer to discounts offered to clients in specific conditions. The increase in 2005 is due to discounts to mobile handset dealers in order to increase handset sales and to strengthen partnerships in a growing mobile industry.
Costs of services
The following table sets forth the components of TNL’s cost of services, as well as the percentage change compared to the prior year. TNL also included the main costs of each separate segment; however, the sum of the components of all segments do not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial cost components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Consolidated:
Depreciation	2,974.4	2,929.7	(1.5)
Interconnection	2,516.5	2,393.5	(4.9)
Network maintenance	879.9	1,046.2	18.9
Cost of handsets and accessories	932.1	835.5	(10.4)
Rental and insurance	451.0	519.2	15.1
Materials	247.5	309.1	24.9
Electricity	174.9	249.1	42.4
Personnel	679.2	202.1	(70.2)
Other costs of services	270.9	311.4	15.0

Total costs of services	9,126.4	8,795.8	(3.6)

Fixed-line telephone:
Interconnection	3,053.0	3,023.5	(1.0)
Depreciation	2,585.6	2,484.1	(3.9)
Network maintenance	785.8	919.0	16.9
Rental and insurance	406.3	499.5	22.9
Materials	236.0	307.2	30.2
Electricity	159.6	228.7	43.3
Personnel	200.2	188.8	(5.7)
Other costs of services	90.3	120.3	33.2

Total costs of services	7,516.8	7,771.1	3.4

TNL’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Mobile telephone:
Cost of handsets and accessories	932.1	835.5	(10.4)
Depreciation	338.1	419.3	24.0
Rental and insurance	155.8	191.4	22.9
Network maintenance	99.9	117.1	17.2
Interconnection	119.9	86.8	(27.6)
Other costs of services	159.3	238.4	49.6

Total costs of services	1,805.1	1,885.5	4.6

Contact center:
Personnel	464.9	—	—
Depreciation	22.2	—	—
Other costs of services	87.0	—	—

Total costs of services	574.1	—	—

Other segments and holding:
Rental and insurance	90.9	123.7	36.0
Depreciation	28.4	26.3	(7.5)
Personnel	0.5	0.6	29.0
Other costs of services	30.2	17.0	(43.7)

Total costs of services	150.0	167.6	11.7

Intercompany eliminations:
Interconnection	(657.3)	(717.2)	9.1
Rental and insurance	(218.6)	(295.4)	35.1
Network maintenance	(38.9)		(100.0)
Other costs of services	(4.8)	(18.8)	292.3

Total costs of services	(919.6)	(1,031.4)	12.2

Depreciation
Depreciation decreased in 2005 due to the increasing amount of fixed-line equipment becoming fully depreciated. The useful lives of switching and transmission equipment were altered from ten to five years in the beginning of 1999, considering the uncertainties involving technological obsolescence and common practice of the Brazilian telecommunications industry. This decrease in the fixed-line segment was partially offset by an increase in the mobile segment’s depreciation due to capital expenditures of R$836.4 million in 2005.
Interconnection
Interconnection costs decreased in 2005 mainly due to a reduction in the TU-RL rate, as well as a decrease of 8.4% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators. The fixed-line segment had a decrease in interconnection costs principally due to the result of a decrease in both the interconnection rate as well as in traffic volume.

TNL’s management’s discussion and analysis of financial condition and results of operations

The mobile segment’s interconnection costs decreased in 2005 mainly due to the migration of Telemig Celular and Amazon Celular to SMP and therefore to the bill and keep system.
From the consolidated interconnection costs of 2005, R$717.2 million were eliminated upon consolidation, representing an increase of 9.1%, compared to the R$657.3 million eliminated in 2004. This is the result of the business growth and the synergies between our mobile segment (Oi) and our fixed-line segment (Tmar) in Region I.
Network maintenance
Network maintenance increased in 2005 due to Oi’s network growth and the necessary quality improvement of Tmar’s network. In 2005, Tmar and Oi accounted for R$919.0 million and R$117.1 million of these costs, respectively. The fixed-line costs of network maintenance increased mainly due to service cost readjustments to improve the quality of the network and due to increased installation costs. The mobile costs of network maintenance increased mainly due to contract readjustments.
Costs of handsets and accessories
The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand were prepaid and 1,013 thousand were postpaid. In 2005, this volume increased to 4,233 thousand, of which 2,699 thousand were prepaid and 1,534 thousand were postpaid.
In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932.1 million. In 2005 these average costs were R$215.98 and R$220.56, respectively, with a total cost of R$835.5 million. The decrease in costs of handsets and accessories is mainly due to changes in the criteria for deferral of the subsidies for postpaid handsets, as well as a reduction of handset costs in U.S. dollars due to the 13.4% appreciation of the Brazilian Real in 2005.
Competition in the mobile segment is forcing operators to increase subsidies in order to acquire new customers. TNL subsidizes both postpaid and prepaid handsets, but only defers the subsidy of the postpaid handsets over a period of 12 months. TNL defers the postpaid handset subsidy because the client agreement provides for reimbursement of R$300 in the event of cancellation or migration to the prepaid system before the completion of the contractual period, and postpaid handsets do not have any value apart from future service contracts. Accordingly, TNL considers the subsidies part of the customer acquisition cost, and defers and amortizes them up to the limit of R$300 during the minimum 12-month contractual period. TNL does not defer the subsidy of prepaid customers, since there is no early cancellation fee under these plans guaranteeing the payback of customer acquisition costs. See Note 3(f) to the consolidated financial statement of TNL.
Rental and insurance
In 2005, rental and insurance costs of the fixed-line segment increased mainly due to adjustments in the right-of-way and post rental agreements.
Materials
In 2005, costs of materials increased due to a R$71.2 million increase in the cost of fixed-line segment materials. This increase is due to a higher volume of modems for ADSL services and higher costs of producing prepaid calling cards.

TNL’s management’s discussion and analysis of financial condition and results of operations

Electricity
Electricity costs of the fixed-line segment increased mainly due to average rate increases of 12.0% and 21.0% applied by TNL’s electricity providers in late 2004 and 2005, respectively, and also due to the fact that the State Government ceased to allow the compensation of the ICMS tax on electricity expenses.
Personnel
Personnel costs are allocated between cost of services rendered, selling expenses and general and administrative expenses based on a payroll process that only allows personnel to be hired if there is headcount and budget associated to each cost department. If an employee is transferred between departments, the reallocation of the cost to the new department must be authorized in order to maintain the integrity of the process.
Other costs of services
Other costs of services consist primarily of other services rendered by third parties and a fee imposed by Anatel on telecommunications operators, referred to as Taxa de Fiscalização de Telecomunicações, or Fistel which is a fee for the monthly activation and annual inspection of switching stations and mobile terminals.
In 2005, other costs of services increased due to a increase in the Fistel fee as a result of the expansion of Oi’s client base and network.
The Fistel fee for activation of prepaid and postpaid subscribers (R$26.83 per subscriber) is being deferred and amortized over 24 months, which is TNL’s estimated average retention period. During 2005, Oi deferred R$65.0 million of these fees on the balance sheet as prepaid expenses and amortized R$79.7 million. Therefore, costs of these fees totaled R$64.1 million and R$79.7 million in 2004 and 2005, respectively.
In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$53.9 million and R$93.7 million in 2004 and 2005, respectively. Tmar expensed R$24.9 million and R$22.7 million with Fistel maintenance fees in 2004 and 2005, respectively.
Selling expenses
The following table sets forth the components of TNL’s selling expenses, as well as the percentage change compared to the prior year and the main expenses of each separate segment. However, the sum of the components of all segments do not correspond to the consolidated selling expense component

TNL’s management’s discussion and analysis of financial condition and results of operations primarily as a result of intercompany eliminations (provided) and because TNL included immaterial selling expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Consolidated:
Sales commission	367.5	577.8	57.2
Provision for doubtful accounts	564.3	505.7	(10.4)
Contact center	2.5	388.2	15,428.1
Postage and billing	267.5	371.7	38.9
Marketing	251.8	291.8	15.9
Third party services	204.2	252.7	23.7
Personnel	199.1	176.9	(11.2)
Other expenses	125.3	115.4	(7.9)

Total selling expenses	1,982.2	2,680.2	35.2

Fixed-line telephone:
Sales commission	501.9	484.6	(3.4)
Provision for doubtful accounts	503.7	460.9	(8.5)
Postage and billing	295.0	347.9	17.9
Contact center	238.1	300.4	26.2
Marketing	141.7	171.4	21.0
Personnel	159.5	143.0	(10.3)
Third party services	133.8	141.3	5.6
Other expenses	91.2	78.5	(13.9)

Total selling expenses	2,064.9	2,128.0	3.1

Mobile telephone:
Sales commission	135.2	248.7	83.9
Third party services	89.4	128.8	44.1
Marketing	105.3	118.0	12.1
Contact center	69.2	82.0	18.5
Provision for doubtful accounts	53.1	41.2	(22.4)
Personnel	37.5	33.6	(10.4)
Other expenses	35.8	59.9	67.3

Total selling expenses	525.5	712.2	35.5

Contact center:
Personnel	2.1
Marketing	1.9
Other expenses	1.8

Total selling expenses	5.8

TNL’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Other segments and holding:
Sales commission	165.3	150.3	(9.0)
Other expenses	10.9	22.2	103.4

Total selling expenses	176.2	172.5	(2.1)

Intercompany eliminations:
Sales commission	(434.8)	(305.8)	(29.7)
Contact center	(304.8)
Postage and billing	(39.2)		(100.0)
Other expenses	(11.4)	(26.7)	133.9

Total selling expenses	(790.2)	(332.5)	(57.9)

Sales commission
Sales commissions are paid to TNL’s internal personnel, sales agents and dealers, mainly for the acquisition of corporate clients. In 2005, these expenses increased as a result of sales efforts of ADSL broadband and mobile handsets, and the fact that until the spin-off of TNL’s subsidiary Contax in March 2005, TNL’s main sales channel of value-added services was handled through this subsidiary. This allowed for the elimination of a material portion of these expenses upon consolidation of Contax’s results into TNL’s Financial Statements for the years 2003 and 2004.
Provision for doubtful accounts
The consolidated provision for doubtful accounts decreased in 2005, representing 2.6% and 2.1% of 2004 and 2005 gross operating revenues, respectively. TNL has taken a number of actions in order to improve collection processes, in particular in the corporate and wholesale segments.
Contact center costs
These costs were almost completely eliminated upon consolidation for the years 2003 and 2004. As of the spin-off of the contact center segment in March 2005, these costs appear fully on the income statement, showing an increase of R$385.7 million.
Postage and billing
Postage and billing expenses increased in 2005, impacted especially by an increase in the contractual postal rate, bill printing and the expansion of Oi’s post-paid customer base.
Marketing
Marketing expenses increased in 2005 due to higher media promotion and events related to Velox, TNL’s long-distance Carrier Selection Code (CSP 31), and events promoting Oi’s brand name. Marketing expenses represented 1.6% and 1.7% of 2004 and 2005 net operating revenues, respectively.

TNL’s management’s discussion and analysis of financial condition and results of operations

Third party services
Third party services expenses increased in 2005 mainly due to an increase in expenses with third party print and clearing services and in logistics expenses relating to handsets in the mobile segment.
Personnel
Personnel costs decreased in 2005 due to headcount reductions in the fixed-line and mobile segments.
General and administrative
The following table sets forth the components of TNL’s general and administrative expenses, as well as the percentage change compared to the previous year. TNL is also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated general and administrative expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Consolidated:
Third party services	273.0	359.3	31.6
Depreciation	197.4	227.6	15.3
Personnel	220.3	215.5	(2.2)
Consulting and legal counseling	148.9	167.2	12.3
Other expenses	110.1	114.5	4.0

Total administrative expenses	949.7	1,084.1	14.2

Fixed-line telephone:
Third party services	229.1	300.8	31.3
Depreciation	150.8	161.2	6.9
Personnel	156.0	145.3	(6.8)
Consulting and legal counseling	117.0	137.3	17.4
Other expenses	100.9	107.9	6.9

Total administrative expenses	753.8	852.5	13.1

Mobile telephone:
Depreciation	34.8	58.6	68.4
Third party services	39.2	53.0	35.3
Personnel	40.2	52.0	29.4
Consulting and legal counseling	13.4	18.6	38.5
Other expenses	4.9	4.3	(12.4)

Total administrative expenses	132.5	186.5	40.7

TNL’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Contact center:
Third party services	13.1
Personnel	14.1
Other expenses	5.0

Total administrative expenses	32.2

Other segments and holding:
Personnel	10.0	18.2	81.6
Consulting and legal counseling	12.8	11.3	(11.7)
Depreciation	8.9	7.8	(12.0)
Third party services	3.7	5.6	51.4
Other expenses	2.3	2.3

Total administrative expenses	37.7	45.2	19.9

Intercompany eliminations:
Third party services	(6.5)	(0.1)	(98.6)
Other expenses

Total administrative expenses	(6.5)	(0.1)	(98.6)

Third party services
Third party services increased in 2005, mainly due to increased expenses with maintenance of buildings and third party security services, data processing and travel expenses.
Depreciation
In 2005, depreciation expenses increased. While the centralization process of Tmar’s administration continues to reduce the fixed-line segment expenses, the mobile expansion is increasing these expenses.
Personnel
In 2005, personnel expenses decreased due to a reduction in headcount.
Consulting and legal counseling
In 2005, these expenses increased, mainly due to increased expenses with legal counsel related to civil claims.

TNL’s management’s discussion and analysis of financial condition and results of operations

Other operating (expenses) income, net
The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(million of reais)
Amortization downstream merger goodwill	(153.6)
Amortization of goodwill—Pegasus	(75.1)	(76.3)	(1.6)
Amortization of negative goodwill—AIX	28.1	6.5	(76.9)
Amortization of deferred charges	(68.2)	(67.5)	1.0
Taxes	(339.8)	(344.9)	1.5
Equity method accounting	119.0	65.7	(44.8)
Provisions for contingencies	(613.5)	(574.3)	6.4
Recovered expenses	251.9	97.6	(61.3)
Bonuses and discounts	42.1	30.8	(26.8)
Rental of infrastructure	108.6	163.1	50.2
Expenses with fines	(30.7)	(35.9)	16.9
Late-payment charges	164.9	174.0	5.5
Technical and administrative services	58.7	41.7	(29.0)
Employees’ profit sharing	(110.9)	(50.7)	(54.3)
Agreement with Embratel	54.8
Other	(71.7)	(137.0)	91.1

Total operating (expenses) income, net	(635.4)	(707.2)	11.3

Amortization of downstream merger goodwill
In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger was to assure realization of the tax benefit associated with the amortization, in five years, of the goodwill paid by us.
TNL wrote down the goodwill in the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million, and reclassified the resulting amount of R$824.1 million on TNL’s consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.
The amortization of the goodwill reduces our taxable income. In the previous four years, we have increased TNL’s share capital by R$167.6 million each year and in 2005 by R$154.2 million. These amounts represent the tax benefit derived from the amortization. See Note 5 to the consolidated financial statements of TNL.
Amortization of goodwill—Pegasus
Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319.5 million, which is being amortized on a straight-line basis over five years from January 2003. Prior to this acquisition, Tmar had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.

TNL’s management’s discussion and analysis of financial condition and results of operations

Amortization of deferred charges
Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to expenses incurred by Oi (R$632.0 million), which is being amortized on a straight-line basis over a 10-year period that began with the commencement of commercial operation in July 2002.
Taxes other than on income
Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified under this account.
Provisions for contingencies
Provisions for contingencies decreased in 2005, mainly due to a decrease of R$16.1 million in labor and R$15.8 million in civil contingencies. See Note 22 to the consolidated financial statements.
Recovered expenses
In 2005, TNL recovered expenses in the amount of R$20.4 million, relating to the recovery of credits from ICMS, PIS and Cofins paid in excess in previous years, and R$13.3 million related to the renegotiations of debts with suppliers.
Bonuses and discounts
These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. In 2004 and 2005, these revenues totaled R$42.1 million and R$30.8 million, respectively, and the decrease is due to contractual negotiations of lower prices in exchange for smaller bonuses.
Rental of infrastructure
Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations. In 2005, these revenues increased primarily due to the expansion of the mobile telephone network in Region I.
Expenses with fines
Expenses with fines refer to assessments by Anatel as of the end of 2002, mainly resulting from the shut-down of some customer service outlets. In response, Tmar has reopened and established new outlets and signed a contract with Correios, the Brazilian post office company, to serve its clients in some locations.
Late-payment charges
Late-payment charges refer to revenues received from a 2% penalty fee charged to TNL’s delinquent customers. These revenues increased in 2005 due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.
Technical and administrative services
Technical and administrative services represent revenues obtained mainly by TNL’s fixed-line segment related to data processing, co-billing and other services rendered primarily to other telecommunications

TNL’s management’s discussion and analysis of financial condition and results of operations service providers. In 2005, revenues from technical and administrative services increased, mainly due to higher co-billing revenues, caused by an increase in the number of customers of other mobile providers which use TNL’s CSP 31 code.
Interest income and expenses
The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2004	2005	2004 v. 2005

	(thousand of reais)
Interest income
Yield on marketable securities	497.0	542.7	9.2
Interest on receipt of overdue bills	142.4	167.3	17.5
Interest on other assets (substantially, recoverable taxes)	58.6	38.1	(35,0)
Financial discounts obtained	51.9	151.7	192.3
Other	25.9	8.4	(67.6)

	775.8	908.2	17.1
Interest expenses
Interest on loans payable to third parties	(608.3)	(536.9)	(11.7)
Monetary/exchange variations on loans payable to third parties	453.0	836.1	84.6
Swap, options and forward transaction results	(1,100.6)	(1,593.8)	44.8
Withholding taxes on financial operations and Bank charges	(252.3)	(326.1)	29.3
Monetary restatement of interest on own-capital and dividends proposed	(24.0)	(38.3)	59.6
Interest on debentures	(188.6)	(228.6)	21.2
Monetary restatement of provisions for contingencies	(296.4)	(259.8)	(12.3)
PIS, Cofins and IOF on financial income	(130.0)	(111.5)	(14.2)
Interest on tax financing program— Refis	(82.8)	(93.0)	12.3
Interest and monetary variations on other liabilities	(46.5)	(54.6)	17.4
Other	(140.6)	(117.8)	(16.2)

	(2,417.1)	(2,524.3)	4.4
Total	(1,641.3)	(1,616.1)	(1.5)

Interest income
Financial income increased in 2005, primarily due to an increase of R$99.8 million in financial discounts obtained, mainly due to acquisition of tax credit at a discount, and a 16.2% increase in the average CDI rate, partially offset by a decrease of 5.7% in TNL’s average cash position.
Interest expenses
In 2005, financial expenses increased, due to an increase of 16.2% in the average CDI rate and 29.3% higher bank charges, offset by a 9.5% decrease in TNL’s average level of debt. The restatements of contingencies, which are actual amounts to be paid in the event of loss and/or settlement, rather than estimates, are described as “financial expenses.”

TNL’s management’s discussion and analysis of financial condition and results of operations

Net non-operating income (expense)
Net non-operating expenses under Brazilian GAAP consist principally of equipment disposal in connection with the modernization of the network, gains and losses due to changes in share participation on equity investments and other disposals of permanent assets.
In 2005, TNL charged R$37.5 million of non-operating expense, mainly resulting from a provision for the investment made by the mobile segment to offer Wi-Fi to its clients, in the total amount of R$30.0 million, because its competitors started to offer these services for free, reducing significantly TNL’s expectations of future revenues from this investment.
Income tax and social contribution
The composite statutory rate of income taxes was 34% for all three years. In 2005, TNL recorded a tax provision in the amount of R$371.2 million.
The main variations that occurred in 2005 are explained as follows: (1) TNL recorded a tax benefit on the payment of interest on capital of R$134.4 million, which is completely tax-deductible, unlike dividends; (2) the R$171.1 million tax provision recorded in 2004 was reversed to a tax benefit of R$132.7 million in 2005; (3) TNL recorded a tax provision for permanent differences in the amount of R$83.1 million; and (4) TNL recorded a tax benefit of R$66.2 million for permanent differences due to equity method accounting.
Minority interests
TNL recorded minority interest expense in the amount of R$172.5 million and R$329.4 million in 2004 and 2005, respectively, which reflects the participation of Tmar’s minority shareholders in its net income. The variations reflect fluctuations in Tmar’s net income.
COMPARISON OF REVENUES AND COSTS IN 2003 AND 2004
Revenues
The following table sets forth the components of TNL’s operating revenues, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Fixed-line telephone services
Local services	11,074.5	11,581.7	4.6
Long-distance services	2,963,6	3,661.3	23.5
Other fixed-line services	1,472.8	1,728.3	17.4

Total fixed-line services	15,510.9	16,971.3	9.4
Remuneration for the use of the fixed-line network	1,276.3	1,172.7	(8.1)
Mobile telephone services	1,183.7	1,890.9	59.8
Remuneration for the use of the mobile network	170.4	221.2	29.8
Data transmission services	1,184.0	1,607.6	35.8
Contact center	93.8	255.9	172.8
Other services	7.8	5.0	(35.9)

Total gross operating revenues	19.426.9	22,124.6	13.9
Value added and other indirect taxes	(5,241.5)	(6,060.8)	15.6
Discounts and returns	(182.6)	(222.1)	21.6

Net operating revenues	14,002.8	15,841.7	13.1

TNL’s management’s discussion and analysis of financial condition and results of operations

Local services
The following table sets forth the revenues for TNL’s local services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Local services:
Monthly subscription fees	5,309.0	5,966.4	12.4
Pulses—(metered services)	2,598.1	2,673.5	2.9
VC1 (Fixed-line to mobile calls)	2,948.2	2,763.1	(6.3)
Collect calls	128.1	102.5	(20.0)
Installation fees	80.6	58.5	(27.4)
Other revenues	10.5	17.7	68.6

Total local services	11,074.5	11,581.7	4.6

Monthly subscription fees
In 2004, revenues from monthly subscription fees increased due to the partial-year impact of a 7.43% increase in monthly subscription fees to residential clients as of June 2004 and another 7.01% increase that was split between the months of September and November 2004.
Pulses—metered services
In 2004, pulse-based revenues increased primarily due to the partial-year effect of an average tariff increase of 7.43% as of June 2004 and another 7.01% increase that was split between the months of September and November 2004, which was partially offset by a 10.4% decrease in traffic volume in 2004. Part of this traffic reduction is a consequence of TNL’s investment in its ADSL product, which as of December 31, 2004 accounted for 3.4% of fixed-lines in service.
VC1 services
Revenues from local fixed-line to mobile VC1 calls decreased due to a traffic decrease, partially offset by a tariff increase of 7.0% in February 2004. Traffic volume decreased 13.9% in 2004 due to the migration of fixed-line to mobile calls to mobile to mobile calls and as a result of Tmar’s campaigns to educate its clients about the higher costs of placing calls to mobile telephones.
Collect calls
In 2004, collect call revenues decreased, mainly due to a 26.1% decrease in traffic volume, which was offset by the partial-year effect of the pulse tariff increases in June, September and November 2004. This decrease in volume of collect calls was associated with the increase in the number of mobile phones in TNL’s region, the special offers for mobile to mobile calls within the same mobile operator and a large number of fixed-line clients requesting to block incoming collect calls.
Installation fees
In 2004, revenues from installation fees decreased primarily due to a 16.7% decrease in the installation fee per-line, from R$36.3 as of June 2003 to R$31.5 as of June 2004, and many promotions with lower or no fees to install new lines or reinstall cancelled ones. The number of lines installed remained similar, from 2,769.2 thousand in 2003 to 2,770.7 thousand in 2004.

TNL’s management’s discussion and analysis of financial condition and results of operations

Other revenues
Revenues from other local services increased due to a R$10.0 million increase in sales of prepaid calling cards, partially offset by a R$2.8 million decrease in equipment rental.
Long-distance services
In 2004, revenues from long-distance services increased due to continuous market share gain in the interregional services combined with an average tariff increase of 3.2% as of June 2004 and another 10.6% increase split between the months of September and November 2004. Even with the changes in the rules increasing the size and reducing the number of local areas, effective as of August 2004, the intrastate services increased 17.3%. The requirement for mobile clients to choose a long-distance carrier selection code, in TNL’s case CSP31, also helped boost TNL’s revenues from long-distance, affecting all segments of domestic long-distance services. The following table sets forth the revenues for TNL’s long-distance services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Intrastate	1,402.3	1,644.6	17.3
Interregional	300.9	610.9	103.0
Interstate	569.2	615.5	8.1
Fixed-line to mobile calls VC2 and VC3	610.3	683.3	12.0
International	80.9	107.0	32.3

Total long-distance services	2,963.6	3,661.3	23.5

Intrastate long-distance (intraregional)
Revenues from intrastate long-distance increased in 2004, due to the rate increases in 2003 and 2004, offset by traffic decrease due to changes in the rules regarding local areas. This change occurred as of August 2004, altering the billing of some calls from long-distance to local services
Interregional
In 2004, these revenues increased, due to a 25.2% increase of traffic volume from 825.1 million minutes in 2003 to 1,033.6 million minutes in 2004 and to rate increases. The usage of TNL’s access code in long-distance calls originated from mobiles as of June 2003 helped it boost these revenues.
Interstate long-distance (intraregional)
Revenues from interstate long-distance services increased, mainly due to a 2.9% decrease in traffic, partially offset by the partial-year effects of rate increases.
VC2 and VC3 services
Revenues from VC2 and VC3 calls from fixed-line to mobile units increased, mainly due to an average rate increase of 7.0% in February 2004 and a 9.2% increase in traffic.
International
These revenues increased mainly due to a 25.8% increase in the volume of traffic from 48.0 million minutes in 2003 to 60.4 million minutes in 2004.

TNL’s management’s discussion and analysis of financial condition and results of operations

Other fixed-line services
The following table sets forth the revenues for TNL’s other fixed-line services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Prepaid calling cards (for public telephones)	808.5	1,017.2	25.8
Additional services	422.8	492.2	16.4
Advanced voice	241.5	218.9	(9.4)

Total other fixed-line services	1,472.8	1,728.3	17.4

Prepaid calling cards for public telephones
In 2004, revenues from the use of prepaid calling cards for public telephones increased, mainly due to the partial effect of a 7.43% tariff increase as of June 2004 and another increase of 6.3% split between the months of September and November 2004, as well as a reduction in the amounts transferred to other operators due to improvements in TNL’s anti-fraud systems. The number of public telephones remained substantially stable, totaling 661.9 thousand on December 31, 2004, compared to 662.1 thousand on December 31, 2003, while the number of credits sold increased by 1.2%.
Additional Services
Revenues from additional services increased primarily due to an increase in the demand of call blocking, caller ID services and voicemail, influenced by marketing campaigns included in TNL’s invoices.
Advanced voice
In 2004, these revenues decreased, mainly due to continuous price reductions caused by increased competition.
Remuneration for use of the fixed-line network
The following table sets forth the remuneration for use of the fixed-line network, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Use of fixed-line to fixed-line network	1,042.0	913.9	(12.3)
Use of mobile to fixed-line network	234.3	258.8	10.5

Total use of the fixed-line network	1,276.3	1,172.7	(8.1)

In 2004, revenues from the use of the fixed-line to fixed-line network decreased mainly due to a 12.7% decrease in traffic on TNL’s network. The traffic reduction is a consequence of the growth of TNL’s long-distance market share with the usage of TNL’s long-distance Carrier Selection Code (CSP 31). The effect of the TU-RL (remuneration for the usage of local network) rate increase of 8.2% in June 2003 was offset by a 10.5% reduction as of June 2004, as a result of the use of a 20% productivity factor determined by Anatel. After the STJ ruling which upheld the use of the IGD-I Index

TNL’s management’s discussion and analysis of financial condition and results of operations in September and November 2004, TNL increased the rates by 10.7%, divided in two monthly adjustments.
In 2004, these revenues increased mainly due to the partial-year effect of a 8.2% rate increase in June 2004, which was offset by a 6.8% traffic decrease on TNL’s network.
Mobile telephone services (Oi)

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Originating calls	287.7	592.4	105.9
Sale of mobile handsets and accessories	598.4	747.8	25.0
Monthly subscription fees	191.1	333.3	74.4
National and international roaming	63.7	106.8	67.7
Additional services	42.8	110.6	158.4

Total mobile telephone services	1,183.7	1,890.9	59.8

Mobile services revenue grew in 2004. Revenues from mobile telephone services operations accounted for 8.5% of gross consolidated revenues, with an increased volume of outgoing calls.
Oi’s average number of users grew from 2.42 million in 2003 to 4.44 million in 2004. Oi’s number of users totaled 6.86 million at December 31, 2004. Of this total, approximately 86.1% were users of prepaid plans and 13.9% of postpaid plans. The monthly average revenue per user (ARPU) in 2004 totaled R$24.10 compared to R$29.90 in 2003. This reduction is due to the greater expansion of the prepaid plans and the “bill and keep” interconnection charging method introduced in June 2003.
Originating calls
Revenues of originating calls increased due to the growth in the average number of users and reduced rates of mobile-to-mobile calls on the same network.
Sale of handsets and accessories
These revenues totaled R$747.8 million in 2004, of which R$445.7 million was generated from sales of prepaid handsets and R$215.7 million was generated from sales of postpaid handsets. The remaining revenue of R$86.4 million was related to sales of SIM cards. In 2004, Oi sold 2,514 thousand prepaid handsets and 1,013 thousand postpaid handsets.
The average price TNL charged in 2004 for a prepaid handset was R$159.43 (R$176.54 in 2003) and for a postpaid handset, R$158.84 (R$146.68 in 2003). The subsidies for prepaid and postpaid handsets were 43.6% and 65.8% of the respective sales price.
Monthly subscription fees
Monthly subscription fee revenues increased due to the growth in the average number of users, as well as the increase in the subscription fees. The average subscription fee in 2004 was R$36.49 and R$34.39 in 2003.
National and international roaming
Total roaming revenues increased in 2004. R$77.5 million of TNL’s roaming revenues were obtained from international GSM mobile operators, with which TNL has roaming agreements and the clients of

TNL’s management’s discussion and analysis of financial condition and results of operations which used their mobile telephones in Brazil. The remaining R$29.3 million was obtained from TNL’s clients, using their mobiles outside TNL’s authorized Region I.
Additional services
In 2004, revenues from additional services increased mainly due to data services GPRS, WAP and SMS. Combined revenues from these three services amounted to R$106.2 million, representing 96% of additional services.
Remuneration for the use of the mobile network
The following table sets forth the remuneration for the use of TNL’s mobile telephone services, provided through Oi, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
Use of fixed-line to mobile network	62.0	120.9	95.0
Use of mobile-to-mobile network	108.4	100.3	(7.5)

Total use of the mobile network	170.4	221.2	29.8

This item includes revenues received from both fixed-line and mobile telecommunications operators for the use of TNL’s mobile network for completing calls.
Use of fixed-line to mobile network
These revenues increased in 2004 as a result of the growth in TNL’s mobile clients base.
Use of mobile-to-mobile network
These revenues, principally from other mobile operators in the main cities in Region I, decreased mainly due to the migration of Telemig Celular and Amazonia Celular to the SMP System and the associated bill and keep system. Under this system, the remuneration for the use of the network occurs only for the usage percentage that exceeds 55% of total combined local traffic between two operators. Therefore, TNL’s mobile segment is receiving less remuneration for the use of its network since June 2003. This loss is partially offset by a reduction in Oi’s interconnection costs with other mobile operators.

TNL’s management’s discussion and analysis of financial condition and results of operations

Data transmission services
The following table sets forth revenue for TNL’s data transmission services, as well as the percentage changes, for the years indicated.

	Year ended
	December 31,		% Change

	2003	2004	2003-2004

	(million of reais)
ADSL (Velox)	128.1	385.3	200.8
Transmission—EILD	291.5	338.1	16.0
Dedicated Line Service—SLD	345.3	324.9	(5.9)
IP services	207.0	233.9	13.0
Switching packs and frame relay	134.2	204.3	52.2
Other services	77.9	121.1	55.5

Total data transmission services	1,184.0	1,607.6	35.8

Asymmetric Digital Subscriber Line (ADSL)
These revenues increased in 2004, as a result of TNL’s continuous focus on increasing Velox’s penetration of the internet market. The number of Velox subscriptions increased 128.6%, from 217 thousand in 2003 to 496 thousand in 2004.
Transmission—EILD
In 2004, EILD revenues increased, due to new contracts with higher speeds, more convergent services and better prices despite a 14.5% reduction in the average number of leased lines.
Dedicated Line Service—SLD
In 2004, these revenues decreased as a the result of the migration of some clients to ADSL and IP services. The number of accesses decreased 6.6% from December 2003 to December 2004.
IP services
Revenues from IP services increased in 2004, due to a 39.8% increase in the number of accesses.
Switching packs and frame relay Revenues from data transmission services increased in 2004, due to an increase in monthly subscriptions of frame-relay services resulting from the new acquisition of data communication networks from corporate clients and continuous sales efforts of frame-relay services, with significant market acceptance.
Other services
In 2004, these revenues increased, due to the amounts received from agreements with internet service providers, which experienced an increase in the number of their ADSL clients.
Contact center
In 2004, the increase in gross revenues was partially the result of higher volume of services offered to existing clients, consisting of a R$51.6 million increase in technical support services, R$20.9 million increase in operations from the client NET (cable TV), and R$14.6 million increase in retention operations. Most of the 2004 growth resulted from the acquisition of new clients due to the execution of a contract with Orbitall (a contact center company), signed in April 2004.

TNL’s management’s discussion and analysis of financial condition and results of operations

As for the revenues from services provided to related parties, eliminated upon consolidation, gross revenues from services provided to Tmar increased 25.3%, from R$303.7 million in 2003 to R$380.4 million in 2004, while revenues from services provided to Oi increased 44.2%, from R$50.4 million in 2003 to R$72.7 million in 2004. Of the total 2004 revenues, 76.3% refers to inbound contact center services, while the remaining 23.7% refers to sales support and revenues collection.
ICMS and other indirect taxes
In 2004, Consolidated taxes increased 15.6%, while gross revenues increased 13.9%. This increase in the tax rate was due to a 4.6% increase in Cofins on sales of mobile handsets as of February 2004. The increase is also due to a change in TNL’s revenue mix, with a significant reduction of the share of network usage services—which is not subject to ICMS tax—in TNL’s total revenues.
Discounts and returns
The increase in 2004 is due to discounts to mobile handset dealers in order to increase handset sales and strengthen partnerships in a growing mobile industry.
Costs of services
The following table sets forth the components of TNL’s cost of services, as well as the percentage change compared to the prior year. TNL also includes the main costs of each separate segment; however, the sums of the components of all segments do not correspond to the consolidated cost component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial cost components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Consolidated:
Depreciation	3,198.0	2,974.4	(7.0)
Interconnection	2,531.1	2,516.5	(0.6)
Network maintenance	789.4	879.9	11.5
Cost of handsets and accessories	740.9	932.1	25.8
Rental and insurance	399.2	451.0	13.0
Materials	173.6	247.5	42.6
Electricity	139.3	174.9	25.6
Personnel	512.1	679.2	32.6
Other costs of services	200.9	270.9	34.8

Total costs of services	8,684.5	9,126.4	5.1

TNL’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Fixed-line telephone:
Interconnection	2,779.3	3,053.0	9.8
Depreciation	2,862.8	2,585.6	(9.7)
Network maintenance	711.1	785.8	10.5
Rental and insurance	537.4	406.3	(24.4)
Materials	163.5	236.0	44.3
Electricity	129.4	159.6	23.3
Personnel	219.9	200.2	(9.0)
Other costs of services	82.6	90.3	9.3

Total costs of services	7,486.0	7,516.8	0.4

Mobile telephone:	740.9	932.1
Cost of handsets and accessories	281.1	338.1	25.8
Depreciation	135.9	155.8	20.3
Rental and insurance	79.3	99.9	14.6
Network maintenance	111.7	119.9	26.0
Interconnection	76.3	159.3	7.3
Other costs of services	1,425.2	1,805.1	108.8
Total costs of services			26.7

Contact center:	273.0	464.9
Personnel	13.9	22.2	70.3
Depreciation	47.9	87.0	59.7
Other costs of services	334.8	574.1	81.6
Total costs of services			71.5

Other segments and holding:	74.1	90.9
Rental and insurance	40.2	28.4	22.7
Depreciation	6.8	0.5	(29.4)
Personnel	59.3	30.2	(92.6)
Other costs of services	180.4	150.0	(49.1)
Total costs of services			(16.9)

Intercompany eliminations:	(366.0)	(657.3)
Interconnection	(354.4)	(218.6)	79.6
Rental and insurance	(18.4)	(38.9)	(38.3)
Network maintenance	(3.1)	(4.8)	111.4
Other costs of services	(741.9)	(919.6)	54.8
Total costs of services			24.0

TNL’s management’s discussion and analysis of financial condition and results of operations

Depreciation
Depreciation and amortization costs decreased in 2004 due to the decrease in the fixed-line segment.
Interconnection
Interconnection costs decreased in 2004, despite an authorized rate increase of 7.0% as of February 2004. This reduction is due to a decrease of 3.2% in the volume of minutes of fixed-line to mobile calls (VC1, VC2 and VC3) and Oi’s market share gains. Oi’s market share gains reduce the interconnection costs that would be paid by Tmar to other mobile operators.
Network maintenance
Network maintenance increased due to Oi’s network growth and the necessary improvement of the quality of Tmar’s network. In 2004, the fixed-line and mobile costs of network maintenance increased mainly due to service cost readjustments and quality improvements.
Costs of handsets and accessories
The volume of handsets sold in 2004 totaled 3,527 thousand of which 2,514 thousand was prepaid and 1,013 thousand was postpaid. In 2004, the average costs of prepaid and postpaid handsets sold were R$225.81 and R$303.87, respectively, with a total cost of R$932.1 million. The increase in costs of handsets and accessories of 25.8% is in line with the sales volume increase of 25.0%.
During 2004, TNL deferred and amortized R$88.1 million and R$319.8 million, respectively. TNL does not defer the subsidy of the prepaid customers because there is no early cancellation fee under prepaid plans.
Rental and insurance
In 2004, rental and insurance costs increased due to the need to rent dedicated lines to complete calls using TNL’s Carrier Selection Code (CSP 31) outside Region I. The costs of satellite rental increased R$11.6 million, including R$3.4 million related to a termination fee charged by Embratel when Tmar stopped using Embratel’s satellite services and started on the Hispamar satellite connection.
Materials
In 2004, costs of materials increased due to a R$72.5 million increase in cost of materials applied in the fixed-line segment. This increase is due to a contractual agreement signed with outsourced maintenance services providers in August 2003, whereby TNL pays a lower price for the services rendered and separately reimburse fuel. With this tax planning, TNL increased its 2005 fuel costs by R$53.5 million in exchange for a reduction of third party services, but TNL now records an ICMS tax credit on fuel cost. The remaining increase is due to a R$15.8 million increase in the number of fixed-line prepaid calling cards.
Electricity
Electricity costs of the fixed-line segment increased mainly due to average rate readjustment of 12.0% applied by TNL’s electricity providers in late 2004.
Personnel
In 2004, personnel costs increased primarily due to an increase of R$191.9 million in the contact center segment, representing a 70.3% increase in personnel costs and reflecting the expansion of this

TNL’s management’s discussion and analysis of financial condition and results of operations business segment. The increase in the contact center segment in 2004 was partially offset by a decrease of R$19.7 million (9.0%) due to headcount reductions in the fixed-line segment.
Other costs of services
In 2004, other costs of services increased, primarily due to a R$79.7 million increase in the Fistel fee as a result of the expansion of Oi’s client base.
During 2004, Oi deferred R$79.7 million of these fees on the balance sheet as prepaid expenses and amortized R$64.1 million. Therefore, costs of these fees totaled R$29.7 million and R$64.1 million in 2003 and 2004, respectively.
In connection with the Fistel fee for maintenance, charged based on prior year’s number of radio base stations, Oi expensed R$20.5 million and R$53.9 million in 2003 and 2004, respectively. Tmar expensed R$18.8 million and R$24.9 million with Fistel maintenance fees in 2003 and 2004, respectively.
Selling expenses
The following table sets forth the components of TNL’s selling expenses, as well as the percentage change compared to the prior year. TNL is also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated selling expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial selling expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Consolidated:
Sales commission	235.0	367.6	56.4
Provision for doubtful accounts	597.6	564.3	(5.6)
Contact center	3.9	2.5	(35.9)
Postage and billing	225.9	267.5	18.4
Marketing	200.2	251.8	25.8
Third party services	172.8	204.2	18.2
Personnel	204.5	199.1	(2.6)
Other expenses	98.7	125.3	26.8

Total selling expenses	1,738.6	1,982.3	14.0

Fixed-line telephone:
Sales commission	364.1	501.9	37.8
Provision for doubtful accounts	534.9	503.7	(5.8)
Postage and billing	254.2	295.0	16.1
Contact center	203.5	238.1	17.0
Marketing	114.1	141.7	24.2
Personnel	161.5	159.5	(1.2)
Third party services	124.9	133.8	7.1
Other expenses	89.2	91.2	2.2

Total selling expenses	1,846.4	2,064.9	11.8

TNL’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Mobile telephone:
Sales commission	75.6	135.2	78.8
Third party services	62.5	89.4	43.0
Marketing	82.6	105.3	27.5
Contact center	50.3	69.2	37.6
Provision for doubtful accounts	59.7	53.1	(11.1)
Personnel	40.3	37.5	(6.9)
Other expenses	20.5	35.8	74.6

Total selling expenses	391.5	525.5	34.2

Contact center:
Personnel	1.5	2.1	40.0
Marketing	1.4	1.9	35.7
Other expenses	1.3	1.8	38.5

Total selling expenses	4.2	5.8	38.1

Other segments and holding:
Sales commission	121.3	165.3	36.3
Other expenses	6.8	10.9	60.3

Total selling expenses	128.1	176.2	37.5

Intercompany eliminations:
Sales commission	(326.0)	(434.8)	33.4
Contact center	(249.9)	(304.8)	22.0
Postage and billing	(36.2)	(39.2)	8.3
Other expenses	(19.5)	(11.4)	(41.5)

Total selling expenses	(631.6)	(790.1)	25.1

Sales commission
In 2004, these expenses totaled R$367.5 million, representing an increase of 56.4% compared to 2003, as a result of sales efforts of ADSL broadband and mobile handsets.
Provision for doubtful accounts
In 2004, provision for doubtful accounts decreased due to the continuous campaigns to recover credits overdue.
Contact center costs
These costs were almost completely eliminated upon consolidation for the years 2003 and 2004.
Postage and billing
Postage and billing expenses increased in 2004, impacted especially by the increasing number of co-billing services to other telecom service providers and the expansion of Oi’s postpaid customer base.

TNL’s management’s discussion and analysis of financial condition and results of operations

Marketing
Marketing expenses increased due to higher media promotion and events related to Velox, TNL’s long-distance Carrier Selection Code (CSP 31), and events promoting Oi’s brand name. In order to achieve client growth, the mobile segment invested R$105.3 million in 2004 in marketing activities, representing 5.0% of net operating revenues. In 2003, marketing expenses of this segment already increased, reducing the ratio of marketing expenses to net revenues to 6.1%. Oi has sponsored many sports and fashion events in order to promote its brand name.
Third party services
In 2004, these expenses increased, impacted by consultancy, sales, marketing, and technical assistance in the mobile segment.
Personnel
In 2004, personnel costs decreased due to a reduction in the number of sales and marketing employees resulting from the synergies created by the operational combination of TNL’s fixed-line and mobile activities. The personnel costs of the mobile segment decreased in 2004, due to the combination of TNL’s fixed-line and mobile activities.
General and administrative
The following table sets forth the components of TNL’s general and administrative expenses, as well as the percentage change compared to the prior year. TNL is also including the main expenses of each separate segment. However, the sums of the components of all segments do not correspond to the consolidated general and administrative expense component primarily as a result of intercompany eliminations (provided) and because TNL included immaterial expense components of some segments in “other costs.”

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Consolidated:
Third party services	226.1	273.0	20.7
Depreciation	186.0	197.4	6.1
Personnel	198.2	220.3	11.2
Consulting and legal counseling	174.7	148.9	(14.8)
Other expenses	70.3	110.1	56.6

Total administrative expenses	855.3	949.7	11.0

Fixed-line telephone:
Third party services	194.7	229.1	17.7
Depreciation	153.9	150.8	(2.0)
Personnel	150.6	156.0	3.6
Consulting and legal counseling	133.0	117.0	(12.0)
Other expenses	61.0	100.9	65.4

Total administrative expenses	693.2	753.8	8.7

TNL’s management’s discussion and analysis of financial condition and results of operations

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Mobile telephone:
Depreciation	21.8	34.8	59.6
Third party services	23.1	39.2	69.7
Personnel	34.4	40.2	16.9
Consulting and legal counseling	24.0	13.4	(44.2)
Other expenses	4.0	4.9	22.5

Total administrative expenses	107.3	132.5	23.5

Contact center:
Third party services	4.8	13.1	172.9
Personnel	9.9	14.1	42.4
Other expenses	7.5	5.0	(33.3)

Total administrative expenses	22.2	32.2	45.0

Other segments and holding:
Personnel	3.2	10.0	212.5
Consulting and legal counseling	13.5	12.8	(5.2)
Depreciation	8.5	8.9	4.7
Third party services	10.0	3.7	(63.0)
Other expenses	4.7	2.3	(51.1)

Total administrative expenses	39.9	37.7	(5.5)

Intercompany eliminations:
Third party services	(6.6)	(6.5)	(1.5)
Other expenses	(0.7)		(100.0)

Total administrative expenses	(7.3)	(6.5)	(11.0)

Depreciation
In 2004, depreciation expenses increased mainly due to the mobile expansion.
Personnel
In 2004, personnel expenses increased mainly due to the expansion of TNL’s contact center segment.

TNL’s management’s discussion and analysis of financial condition and results of operations

Other operating (expenses) income, net
The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(million of reais)
Amortization downstream merger goodwill	(167.6)	(153.6)	(8.4)
Amortization of goodwill—Pegasus	(75.1)	(75.1)
Amortization of negative goodwill—AIX		28.1	N/A
Amortization of deferred charges	(68.2)	(68.2)
Taxes	(302.0)	(339.8)	8.1
Equity method accounting	74.6	119.0	59.5
Provisions for contingencies	(150.3)	(613.5)	308.2
Recovered expenses	295.2	251.9	(14.7)
Bonuses and discounts	96.5	42.1	(56.4)
Rental of infrastructure	94.5	108.6	14.9
Expenses with fines	(66.3)	(30.7)	(53.7)
Late-payment charges	140.2	164.9	17.6
Technical and administrative services	56.7	58.7	3.5
Employees’ profit sharing	(118.4)	(110.9)	(6.3)
Agreement with Embratel		54.8	N/A
Other	(41.7)	(71.7)	(104.3)

Total operating (expenses) income, net	(231.9)	(635.4)	174.0

Amortization of downstream merger goodwill
In December 1999, our shareholders approved a restructuring plan under which a premium of R$2,464.8 million paid by us in connection with the acquisition of shares representing control of TNL was transferred to TNL by us in exchange for shares of TNL. The objective of the downstream merger was to assure realization of the tax benefit arising from the amortization, in five years, of the goodwill paid by us.
TNL wrote down the goodwill to the amount of the future tax benefit expected to be generated by the amortization, thus reducing the goodwill by R$1,599.6 million and reclassified the resulting amount of R$824.1 million on our consolidated balance sheet as current and non-current tax credits. At the same time, TNL reduced the special reserve under shareholders’ equity by R$1,599.6 million to R$824.1 million.
Amortization of goodwill—Pegasus
Tmar acquired a 75.56% share of Pegasus in December 2002, paying a goodwill premium over book value of R$319.5 million, which is being amortized on a straight-line basis over five years as from January 2003. Prior to this acquisition, TNL had already paid another R$62.0 million of goodwill in January 2001 for a 24.44% share, which is also being amortized on a straight-line basis over five years.

TNL’s management’s discussion and analysis of financial condition and results of operations

Amortization of deferred charges
Under Brazilian GAAP, expenses incurred during the pre-operational phase are deferred until the entity is fully operational. The main amount of deferred charges refers to the expenses incurred by Oi (R$628.6 million) and is being amortized on a straight-line basis over a 10-year period that began with the start-up in July 2002.
Taxes other than on income
Taxes other than on income increased in 2005. These amounts primarily include Fust, Funttel and the taxes that remain after eliminating intragroup revenues. Upon consolidation, taxes (ISS, PIS and Cofins) relating to intragroup revenues are classified to this account.
Provisions for contingencies
These expenses increased primarily as the result of R$114.4 million of ICMS on revenues from IP network access gate rental, recorded after reassessing the matter based on unfavorable judicial decisions, R$281.7 million of labor and R$194.1 million of civil contingencies.
Recovered expenses
In 2004, TNL recorded R$65.3 million related to PIS, Cofins, Fust and Funttel, R$76.1 million referring to value-added tax (ICMS) due to favorable decisions and R$18.7 million related to the renegotiations of debts with suppliers.
Bonuses and rebates obtained
These amounts refer to bonuses and discounts awarded by the suppliers of mobile handsets to Oi upon its compliance with contractual purchase volumes. The decrease is due to contractual negotiations of lower prices in exchange for smaller bonuses.
Rental of infrastructure
Amounts recorded under rentals of infrastructure refer to rental income received from mobile telephone providers for the utilization of Tmar’s and Oi’s buildings and infrastructure for the installation of radio base stations in 2004, these revenues increased, principally due to the expansion of the mobile telephone network in Region I.
Expenses with fines
Expenses with fines refer to assessments by Anatel. Due to TNL’s decision to join the tax refinancing program (Programa de Refinanciamento Fiscal), or Tax Refinancing Programs, established in June 2003 and permitting companies to pay outstanding tax debts in 120-180 monthly installments, TNL recognized fines for interest in arrears in the total amount of R$36.7 million in 2003. In addition to the financial impact of TNL’s adherence to the Tax Refinancing Programs, fines for payments in arrears became applicable and were recognized due to the obligation to renounce any outstanding proceedings and injunctions. The benefit associated to the Tax Refinancing Programs, besides the end of costs with tax processes considered to be probable losses, is that the monetary restatement rate of the installments is the floating long-term interest rate (TJLP), historically lower than the CDI interest rate.

TNL’s management’s discussion and analysis of financial condition and results of operations

Late-payment charges
These revenues increased in 2004, due to several measures, including increased collection efforts, regularization of blocking lines, and increased use of credit protection agencies.
Other non-recurring income
On November 30, 2004 an agreement was reached with Embratel whereby all administrative and legal proceedings between the parties were extinguished. As a result, TNL recognized R$54.8 million relating to favorable outcomes in several claims, the book values of which had not been recorded.
Interest income and expenses
The following table sets forth the components of TNL’s net operating expenses, as well as the percentage change compared to the prior year:

	Year ended
	December 31,		% Change

	2003	2004	2003 v. 2004

	(thousand of reais)
Interest income
Yield on marketable securities	351.8	497.0	41.3
Interest on receipt of overdue bills	104.6	142.4	36.1
Interest on other assets (substantially, recoverable taxes)	121.4	58.6	(51.7)
Financial discounts obtained	28.3	51.9	83.4
Other	0.2	25.9	N/A

	606.3	775.8	28.0

Interest expenses
Interest on loans payable to third parties	(633.2)	(608.3)	(3.9)
Monetary/exchange variations on loans payable to third parties	1,427.7	453.0	(68.3)
Swap, options and forward transaction results	(2,417.4)	(1,100.6)	(54.5)
Withholding taxes on financial operations and Bank charges	(243.4)	(252.3)	3.7

Monetary restatement of interest on own-capital and dividends proposed	(8.2)	(24.0)	192.7
Interest on debentures	(277.4)	(188.6)	(32.0)
Monetary restatement of provisions for contingencies	(277.5)	(296.4)	6.8
PIS, Cofins and IOF on financial income	(133.2)	(130.0)	(2.4)
Interest on tax financing program— Refis	(111.9)	(82.8)	(26.0)
Interest and monetary variations on other liabilities	(3.8)	(46.5)	1,123.7
Other	(106.3)	(140.6)	32.3

	(2,784.6)	(2,417.1)	(13.2)
Total	(2,178.3)	(1,641.3)	(24.7)

Interest income
Interest income increased in 2004, principally due to a 67.8% rise in TNL’s average cash position, partially offset by a decrease of 28.5% in the average CDI rate.
Interest expenses
In 2004, financial expense decreased due to a 5.4% increase in TNL’s average level of debt, which was offset by a decrease of 30.4% in the average CDI rate. In 2004, TNL also recorded the following financial expenses: (1) R$82.8 million related to the restatement of financed taxes under the Tax

TNL’s management’s discussion and analysis of financial condition and results of operations

Refinancing Programs; and (2) R$296.4 million of indexation adjustment of provisions for contingencies, which increased R$18.9 million compared to R$277.5 million in 2003.
Net non-operating income (expense)
In 2004, TNL charged R$136.6 million of non-operating expense, mainly resulting from (1) a provision for adjustment to fair value of a property put for sale, based on an appraisal report prepared by independent experts, in the total amount of R$36.4 million; and (2) an additional provision for losses recorded on the assets of ducts in São Paulo, in the amount of R$54.0 million.
Income tax and social contribution
In 2004, TNL recorded a tax provision in the amount of R$446.5 million. The main variations that occurred in 2004 are explained as follows: (1) TNL recorded a tax benefit on the payment of interest on capital of R$82.6 million, which is totally tax-deductible, unlike dividends; and (2) TNL recorded a tax provision in the amount of R$171.1 million because some subsidiaries did not record all of the income tax and social contribution credits on tax loss carryforwards, since they did not have expectations of sufficient taxable profits to realize these credits.
LIQUIDITY AND CAPITAL RESOURCES
Overview
TNL’s investment in its fixed-line, broadband and mobile infrastructure has increased at a consistent rate in recent years. TNL’s capital expenditures for 2003, 2004 and 2005 were R$1,616.1 million, R$2,058.1 million and R$2,447.4 million, respectively. TNL has funded these investments through cash flows from operations and long-term debt (including vendor financing, when available).
Historically, TNL’s business has generated relatively consistent cash flows from operations, and TNL expects to be able to continue to generate such operational cash flows for the foreseeable future. However, TNL does have a significant amount of debt, amounting to R$5.8 billion in long-term liabilities outstanding at December 31, 2005, and TNL intends to continue to incur debt to fund its capital expenditures in the future.
Sources of funds
TNL relies almost exclusively on dividends and interest on capital from Tmar to meet its cash needs, including the payment of dividends to shareholders. TNL controls the payment of dividends and interest on own-capital by Tmar. Payment of dividends is subject to the calculation of the minimum compulsory dividend (see note 27 to TNL’s Financial Statements for more details). Payment of interest on own-capital is tax deductible under Brazilian Corporate Law, according to certain limitations.
TNL’s primary source of operating funds is cash flow generated from the continuing operations of Tmar, net of taxes. Cash flows provided by operating activities were R$5,774.1 million in 2003, R$6,109.9 million in 2004 and R$5,916.5 million in 2005. TNL considers cash flows provided by its operating activities to be sufficient for TNL’s expected cash requirements. However, TNL generally finances its investments in property, plant and equipment through the use of bank loans, vendor financing and other forms of financing. Disregarding the effects of TNL’s hedging agreements, TNL had R$7,902.5 million of total indebtedness at December 31, 2005, compared to R$10,597.2 million of total indebtedness at December 31, 2004.
The main sources of TNL’s debt are bank loans and vendor financing. TNL also has obtained R$878 million from the issuance of 10-year US$300 million non-convertible notes, or Senior Notes, in 2003. TNL also has obtained a loan in the amount of R$884 million in 2003 from the Japan Bank for

TNL’s management’s discussion and analysis of financial condition and results of operations

International Cooperation, or JBIC. Net of TNL’s current cash position, TNL’s debt amounted to R$6,083.3 million at December 31, 2005, a 7.0% reduction from R$6,542.0 million at year-end 2004. This decrease resulted principally from a free cash flow after investing activities in the amount of R$3,460.5 million.
As of December 31, 2005, TNL’s total debt, including debentures, was R$9,854.5 million, including the effect of the loss on swap operations of R$1,952.1 million.
In March of 2006, Tmar raised R$2.16 billion Reais in Brazilian domestic debentures of which R$1.62 billion has a five-year maturity and pays interest at 103% of the CDI and R$540 million has a seven-year maturity and pays interest at a rate equal to CDI plus 0.55%.
On December 31, 2005, approximately 56.8% of TNL’s funded debt, disregarding the effects of TNL’s swap agreements, was denominated in foreign currency, compared to 66.5% on December 31, 2004. After the effects of swap transactions, only 2.7% of TNL’s foreign debt was exposed to foreign currency fluctuations.
The 2005 average annual interest rate on local currency debt, which totaled R$3,412.2 million (including debentures) at the end of the year, was equal to 15.9% per annum, representing 82.9% of the average Selic rate for the year. The average cost of TNL’s funded foreign currency debt, which totaled R$4,490.2 million, was equal to 6.1% per annum for U.S. dollar loans, 1.5% per annum for Japanese Yen loans and 10.2% for the debt represented by the BNDES foreign currency basket. As of December 2005, 81.0% of TNL’s financing bore interest at floating rates, accounting for swap transactions in which TNL’s floating rate obligations have been locked to various fixed rates.
Although TNL has no reason to believe event that it will no longer have access to third party financings, TNL will need to reduce its investments to the extent of its available cash flow from operating activities if this occurs. In that case, TNL’s results in future years would be seriously impacted.
Derivatives
TNL relies on financial risk management strategies using cross-currency interest rate swaps. TNL’s financial risk management strategy is designed to protect against devaluation of the real against foreign currencies and increases in foreign currency interest rates to the extent of its foreign currency exposure related to financing. TNL does not enter into derivatives transactions for any other purposes.
The principal foreign exchange risk TNL faces arises from indebtedness and capital expenditures in foreign currency, principally the U.S. dollar, since its revenues are earned almost entirely in reais. As a result of this mismatch, increasing revenues may not compensate for increases in TNL’s financing expenses or capital expenditures arising from currency fluctuations. Although we enter into swaps with respect to foreign currency denominated indebtedness, TNL generally does not hedge its exposure to foreign currency with respect to capital expenditures. On December 31, 2005, R$6,442.3 million (R$8,465.0 million on December 31, 2004), representing 65.4% (70.5% at December 31, 2004) of TNL’s total indebtedness (including debentures and the effect of swap operations), was denominated in foreign currency (U.S. dollars, Japanese Yen and a basket of currencies determined by the BNDES). Primarily as a result of the recent devaluation of the U.S. dollar in 2005, the results of outstanding swap agreements showed losses of R$1,593.8 million and R$1,100.6 million for the years 2005 and 2004, respectively. The total loss recorded as indebtedness in foreign currency, (thus increasing the foreign currency indebtedness) increased R$535.0 million, or 37.8%, from R$1,417.1 million on December 31, 2004 to R$1,952.1 million on December 31, 2005.

TNL’s management’s discussion and analysis of financial condition and results of operations

Uses of funds
Funds derived from operating cash flows are primarily used for capital expenditures, debt reduction and payments of dividends and interest on capital to TNL’s shareholders.
As noted above, expenditures on property, plant and equipment totaled R$1,616.1 million, R$2058.1 million and R$2,447.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. TNL intends to make approximately R$2.3 billion in capital expenditures in the course of 2006, of which approximately 75.5% will be used by Tmar primarily for network improvements and to meet Anatel’s targets and service requirements and, approximately 24.5% by Oi, mainly for network capacity and IT systems development.
In 2005, TNL disbursed nearly R$4.2 billion in repayments of principal and interest on its debt (including debentures), and it expects to disburse approximately R$3.7 billion in 2006.
TNL paid dividends and interest on capital in the amount of R$565.4 million, R$899.8 million and R$1,100.0 million in 2003, 2004 and 2005, respectively. At TNL’s Annual Shareholders’ Meeting on April 12, 2006, TNL’s shareholders approved the distribution of R$785.0 million dividends and interest on capital in respect of fiscal year 2005, the payment of which R$212.0 million was in the form of interest on capital distributed on April 25, 2006.
OUTSTANDING CREDIT FACILITIES
In December 2000, Tmar renegotiated the terms of its bridge loan with the BNDES permitting it to enter into the BNDES Facilities, of which 70% was disbursed with a pool of banks, from which the Banco Itaú S.A. and Banco do Brasil S.A. were the leading banks, and 30% directly with the BNDES. The BNDES Facilities provided Tmar with a credit line of up to R$2.7 billion, payable in equal monthly installments, beginning in February 2002 with final maturity in January 2008. The interest rate on the local currency portion of the BNDES Facilities is the floating long-term interest rate of the BNDES (TJLP) plus 3.85% per annum. On the foreign currency portion, the interest rate is equal to the exchange rate variation of the basket of currencies plus 3.85% per year. TJLP interest rates are determined quarterly by the Brazilian Central Bank and the basket of currencies is determined by the BNDES on a monthly basis. The BNDES Facilities required that TNL observe certain financial covenants with which TNL has been unable to comply from time to time and which required TNL to obtain yearly waivers in connection with such noncompliance. However, in February 2005, Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the syndicate of lenders, and the BNDES granted TNL a waiver from these covenants in exchange for a fee, which allowed TNL to amend such covenants on more favorable terms which it currently meets.
On June 1, 2001, TNL issued five-year R$1.3 billion domestic, non-convertible debentures. TNL accrued interest in the amount of R$228.6 million in 2005 and R$188.6 million in 2004.
On August 10, 2001, Oi entered into, and TNL guaranteed, a Note Purchase Facility Agreement in the amount of up to US$1.4 billion with Oi’s main suppliers Nokia, Siemens and Alcatel and with ABN AMRO Bank N.V as administrative and participation agent and as arranger, together with several other international banks. In December 2002, US$300 million of this credit line were substituted by a financing contract with Export Credit Agencies. This facility has an eight-year amortization term from August 2004 to final maturity in August 2010, and used to bears a floating interest rate of LIBOR plus 0.50% to 5.51% per annum. On November 17, 2003, this facility was transferred from Oi to Tmar. See “Information about TmarPart’s business—Our history and development—Sale of Oi to Telemar.” At December 31, 2005, the outstanding debt on this facility was US$544 million (including interest). In August 2005, Tmar repriced this facility. With this repricing, Tmar was able to reduce the spread over LIBOR on this facility to 0.50% from 1.625%.

TNL’s management’s discussion and analysis of financial condition and results of operations

In January and February 2003, TNL entered into a loan agreement with JBIC for up to the Yen equivalent of US$250 million to finance the expansion of TNL’s telecommunications network. Outstanding principal amounts under this JBIC facility bear interest of Japanese LIBOR plus 1.25% per annum, payable semi-annually. Along with usual covenants for financing of this type, the JBIC facility requires that TNL maintain certain consolidated ratios of total debt/ EBITDA and EBITDA/interest expense.
In December 2003, Tmar entered into a credit agreement with the BNDES to provide a credit line of up to R$520 million, or the 2003 BNDES Facility, to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 to 2004. In December 2003, Tmar borrowed R$202.0 million under the 2003 BNDES Facility. In March, June and October 2004, Tmar borrowed R$100.2, R$119.9 and R$107.7 million of the credit line, respectively. In December 2005, 84.1% of the BNDES facility was subject to TJLP and 15.9% was subject to a basket of currencies. Interest payments are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 and until January 2011, which is the final maturity of the 2003 BNDES Facility. The interest rate is determined quarterly by the BNDES.
On December 18, 2003, TNL obtained R$878.0 million from the issuance of US$300 million in Senior Notes on the international market. The Senior Notes bear interest at a rate of 8% per year, have interest payments over the first 18 months that are insured against political risk and have a prepayment clause that allows them to be called beginning in the fifth year. The Senior Notes will mature in August 2013. In October 2004, TNL concluded a registered exchange offer of the Senior Notes issued in 2003 for new registered Senior Notes with the same terms of the unregistered Senior Notes issued in 2003, except that the new Senior Notes do not have any transfer restrictions attached to them. On December 1, 2005, TNL concluded a cash tender offer by which TNL accepted for purchase an amount equal to US$150.0 million with a view to reduce its average cost of funding.
On September 24, 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES based on the TJLP, to finance its investment plan, and borrowed R$400.0 million in 2004 and R$185.0 million in 2005. Financial charges are due on a quarterly basis up to April 2006 and on a monthly basis from May 2006 through October 2012. On December 29, 2005, this facility was transferred from Oi to Tmar.
On July 20, 2005, Tmar obtained a credit facility from the BNDES of up to R$218.0 million to finance its program for achievement of universal service targets for 2005 and borrowed R$82.5 million in 2005. This facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP. On February 6, 2006 Tmar reported BNDES to cancel the outstanding balance of this credit line, which amounted to R$135.5 million.
On December 13, 2005, Tmar obtained a new credit facility from the BNDES to finance its program for accomplishing obligations established in the New Concession Agreement and borrowed R$23.9 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.
The general shareholders’ meeting of Tmar, held on March 7, 2006, approved the issue by Tmar of 216,000 simple, non-convertible debentures in two series, with a par value of R$10,000 each, totaling R$2,160 million. The issue date was March 1, 2006 and the placement date March 27, 2006. Maturity of the first series is after five years and maturity of the second series after seven years, as of the issue date. The first series is remunerated at 103% of the CDI rate per year and the second series is remunerated at CDI rate plus a spread of 0.55% per year. Interest is due every six months, beginning September 1, 2006. This operation was approved by Tmar’s Board of Directors on March 15, 2006.

TNL’s management’s discussion and analysis of financial condition and results of operations

TNL has also entered into a number of vendor financing arrangements to finance the purchase of equipment and services needed for the continuous expansion of TNL’s telecommunications network. Similar to the facilities described above, these vendor financings contain typical covenants, such as restrictions on liens, sales of assets and mergers as well as the requirement to meet certain financial covenants.
The following table shows TNL’s known contractual obligations as of December 31, 2005:

		Payments due by period

		Less than			More than
	Total	1 Year	1-3 years	3-5 years	5 years

		(millions of reais)
Short-term debt	2,827.6	2,827.6
Long-term debt	5,802.2		3,279.4	1,674.3	848.5
Debentures(1)	3,384.8	1,224.8			2,160.0
Rights of use	410.7	40.0	73.9	62.5	234.3
Capital lease obligations	55.6	42.5	13.1
Operating lease	634.3	634.3

Total obligations	13,115.2	4,769.2	3,366.4	1,736.8	3,242.8

(1)	The amount of R$2,160 stated as due over more than five years, refers to the new debentures issue as of March 1, 2006, as commented above.
TNL made no contributions to its pension plans in 2003 and 2004. In 2005, TNL made a contribution in the amount of R$4.3 million and expects to make contributions in the amount of R$0.6 million in 2006. Because the actuarial assumptions, such as the number of employees of each of the plans and the estimated mortality rate are subject to changes, TNL is unable to estimate if there will be obligations relating to pension plans thereafter.
U.S. GAAP RECONCILIATION
TNL has presented its consolidated financial statements in accordance with Brazilian GAAP, which differs from U.S. GAAP. The differences are described in Note 33 to TNL’s consolidated financial statements. In 2003, U.S. GAAP net income was R$812.5 million, compared to Brazilian GAAP income of R$212.7 million. In 2004, U.S. GAAP net income was R$752.0 million, compared to Brazilian GAAP income of R$751.0 million. In 2005, U.S. GAAP net income was R$1,043.9 million, compared to Brazilian GAAP income of R$1,114.1 million.
Shareholders’ equity under U.S. GAAP was R$8,412.3 million on December 31, 2003, compared to R$8,544.6 million under Brazilian GAAP. As of December 31, 2004, shareholders’ equity under U.S. GAAP was R$8,490.0 million, compared to R$7,963.3 million under Brazilian GAAP. As of December 31, 2005, shareholders’ equity under U.S. GAAP was R$8,008.6 million, compared to R$7,978.7 million under Brazilian GAAP.
The differences between Brazilian GAAP and U.S. GAAP that most significantly affect net income and shareholders’ equity are pension and other post-retirement benefit plans, deferred charges, dividends not yet declared, fair value of derivatives, reversal of goodwill and subsidies on mobile postpaid handsets. For a detailed explanation of the differences between Brazilian GAAP and U.S. GAAP, see Note 33 to the consolidated financial statements of TNL.
One of the main effects is the fair value adjustment of derivative transactions, required by FAS No. 133. The main derivative transactions relate to swap agreements that mitigate the risks of

TNL’s management’s discussion and analysis of financial condition and results of operations losses from foreign exchange rate variations. This adjustment, a gain of R$1,475.3 million in 2003, a loss of R$110.7 million in 2004 and a loss of R$121.8 million in 2005, will offset or increase the financial expenses/income from foreign currency indebtedness if TNL maintains these agreements to maturity.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
TNL is exposed to market risk from changes in both foreign currency exchange rates and interest rates. TNL is exposed to foreign exchange rate risk because some of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns its revenues (primarily the real). Similarly, TNL is subject to market risk deriving from changes in interest rates, which may affect the cost of its financing. In 2000, TNL began to use derivative instruments, such as foreign currency interest rate swaps and foreign currency forward contracts, foreign currency options, and interest rate swaps or forward rate agreements, to manage these market risks. TNL does not hold or issue derivative or other financial instruments for trading purposes.
Exchange rate risk
Since January 1999, the real has traded in a volatile market, reaching a high in 1999 of R$2.1647 per US$1.00 on March 3, 1999. Between December 31, 1998 and December 31, 1999, the real depreciated 49.7% against the U.S. dollar, and at December 31, 1999, the commercial market rate for purchasing U.S. dollars was R$1.7890 to US$1.00. In 2000, the fluctuations of the exchange value of the real were not as volatile as they were in 1999, ranging between R$1.7234 and R$1.9847 per US$1.00, while the average exchange rate for 2000 was R$1.8295 per US$1.00, a slight appreciation of the real in relation to the same average rate in 1999, of 0.9%. However, in 2001 the real continued to devalue against the U.S. dollar. The exchange rate fluctuated in a range between R$1.9357 and R$2.8007 per US$1.00 in 2001, while the average rate for the year reached R$2.3522, depreciating 28.3% in the period. In 2002 the exchange rate fluctuated in a range between R$2.2709 and R$3.9552 per US$1.00, while the average rate was R$2.9309 per US$1.00, showing a depreciation of 27.4% in the period. In 2003, the exchange rate fluctuated in a range between R$3.6623 and R$2.8219 per US$1.00, while the average rate was R$3.0715 per US$1.00, appreciating 18.2% in the period. In 2004, the exchange rate fluctuated in a range between R$2.6544 and R$3.2051 per US$1.00, while the average rate was R$2.9257 per US$1.00, showing an appreciation of 8.13% in the period. See “Exchange rates”.
As of December 31, 2005, approximately 56.8% of TNL’s debt obligations, disregarding the effects of its hedging agreements, were denominated in foreign currency. As a result, TNL is exposed to currency exchange risks that may adversely affect its business, financial condition and results of operations, as well as its ability to meet debt service obligations. In 2005, TNL continued its policy of limiting its exposure to foreign currency exchange rate risks by entering into foreign currency swap and options agreements. As of December 31, 2005, approximately R$121.3 million, or 2.7%, of TNL’s foreign currency debt was not hedged. Accordingly, an unfavorable 1% change in the real-U.S. dollar exchange rate would have resulted in a R$1.2 million increase in TNL’s debt obligations as of December 31, 2005. For further information about swap agreements and other financial instruments utilized by TNL, see Note 26 to TNL’s consolidated financial statements.
TNL continues to have exchange rate exposure with respect to its planned capital expenditures. In 2005, approximately 35% of its capital expenditures were made in U.S. dollars. The potential loss in connection with its planned capital expenditures for 2005 that would have resulted from each unfavorable 1% change in the real-U.S. dollar exchange rate, assuming that TNL carries out the entirety of such planned capital expenditures notwithstanding such unfavorable change in rates, would be approximately R$6.9 million.

TNL’s management’s discussion and analysis of financial condition and results of operations

Interest rate risk
As of December 31, 2005, TNL had approximately R$9,854.5 million in financing outstanding, after hedging effects, including R$1,225.0 million of local non-convertible debentures. As of December 31, 2005, approximately 95.4% of TNL’s local currency-denominated debt of R$3,412.2 million bore interest at floating rates based on either the TJLP or the CDI rate for real-denominated indebtedness and approximately 70.1% of TNL’s foreign currency-denominated indebtedness bears interest at floating rates, mainly based on U.S. dollar LIBOR. As of December 31, 2005, TNL did not have any derivative contracts outstanding that could limit its exposure to variation in the TJLP or CDI rate. However, TNL invests its cash balances (R$3,771 million as of December 31, 2005) mainly in short-term instruments, and its exposure to Brazilian interest rate risk is therefore partially limited by TNL’s real-denominated floating interest investments, which generally earn the overnight interest rates paid on CDI. In addition to TNL’s exposure with respect to existing indebtedness, TNL would also be exposed to interest rate volatility with respect to future indebtedness in case it decides that a protection against interest rate variation is not required.
Every increase of 100 basis points in the CDI rate represents an impact of R$37.7 million on TNL’s local currency denominated assets and an impact of R$86.9 million in TNL’s liabilities, if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2005 had occurred. An increase of 100 basis points in the U.S. dollar LIBOR implies an R$18.2 million effect on TNL’s U.S. dollar-denominated liabilities. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the CDI rate as the case may be, in 2006, in relation to December 31, 2005, applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. See “Risk factors”.

Information about TNL’s business
TNL is a listed corporation (sociedade anônima) incorporated in May 1998 under Brazilian law. TNL’s primary asset is its interest in Tmar. TNL directly and indirectly holds 97.4% of the common stock and 81.9% of the total outstanding equity of Tmar. TNL, through Tmar, is the largest provider of fixed-line telecommunications services in South America based on the total number of lines in service, which it markets under its Telemar brand name. TNL relies almost exclusively on distributions (in the form of dividends and interest on capital) from Tmar and interest on loans granted to its subsidiaries to meet its needs for cash, including the cash needed to pay dividends and interest on capital to its own shareholders. See “Voting securities and principal holders thereof—Related party transactions—Loans between TNL and its subsidiaries.”
TNL’s business is substantially the same as TmarPart’s. See “Information about TmarPart’s business.” However, Contax, TmarPart’s contact center subsidiary, was spun-off from TNL in August 2005, and is not part of TNL’s business. As a condition to the consummation of the stock swap, Contax will be spun-off from TmarPart.

TNL’s management
TNL’S CURRENT MANAGEMENT
TNL is managed by a Board of Directors, or Conselho de Administração, and a Board of Executive Officers, or Diretoria. According to TNL’s bylaws, members of the Board of Directors are appointed by TNL’s shareholders and executive officers are appointed by the Board of Directors.
Board of Directors
The Board of Directors is currently composed of 11 regular members and 11 alternates, each serving for a term of three years. The Board of Directors holds a regular bi-monthly meeting and holds special meetings when called by the Chairman or by two members of the Board of Directors.
At the TNL ordinary shareholders’ meeting held on March 1, 2004, new members of the Board of Directors and their respective alternates were appointed for the next term, which means that new appointments may be made at the TNL ordinary shareholders’ meeting to be held in 2007. Such appointments were made consistent with the requirements provided by Brazilian corporate law which are described below:

➢	(1) holders of TNL preferred shares representing at least 10% of the total corporate capital of TNL may appoint one member to the Board of Directors and such member’s alternate; and

➢	(2) holders of TNL common shares representing at least 15% of the total common shares of TNL with voting rights may appoint one member to the Board of Directors and such member’s alternate.
In case items (1) or (2) above do not occur, the holders of TNL common shares and the holders of TNL preferred shares may combine their holdings for purposes of appointing a member to the Board of Directors and, if together they hold 10% of the total capital of TNL, they may jointly appoint one member to the Board of Directors and such member’s alternate.
In any event, those rights may only be exercised by those shareholders that prove their continuous ownership during the three months immediately before the occurrence of the ordinary shareholders’ meeting.
Because no common or preferred TNL shareholder held the requisite number of shares as described above, the multiple voting process was adopted for the appointment of members of the Board of Directors in accordance with the timely request by PREVI, one of TNL’s shareholders.

TNL’s management

The following are the members of the Board of Directors and their respective positions.

Name	Position

Carlos Francisco Ribeiro Jereissati	Chairman
Carlos Medeiros Silva Neto	Director
Otavio Marques de Azevedo	Director
José Augusto da Gama Figueira	Director
José Botafogo Gonçalves	Director
Luciano Siani Pires	Director
Ronaldo Iabrudi dos Santos Pereira	Director
Luiz Eduardo Franco de Abreu*	Director
José Luiz de Cerqueira Cesar*	Director
Luciano Galvão Coutinho*	Director
Antonio Cortizas Noguerol*	Director

(*)	Both the principal member and respective alternate have requested to be on leave until further notice.
The following are brief biographies of the members of TNL’s Board of Directors:
Carlos Francisco Ribeiro Jereissati, born on June 21, 1946, has served as a member of TNL’s Board of Directors since August 1998 and as the Chairman of the Board of Directors of TNL from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003. He is an executive officer and has been a member of our Board of Directors since 1998. Mr. Jereissati served as Chairman of the Board of Directors of Tmar from November 1998 to September 2000. He served as member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce). He currently serves as the Chief Executive of the Jereissati Group (La Fonte/ Iguatemi) and is a member of the Consultant Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a degree in Economics from Mackenzie University of São Paulo.
Carlos Medeiros Silva Neto, born on February 3, 1973, was elected to TNL’s Board of Directors in 2005. Mr. Medeiros is a partner of GP Investimentos S.A., which he joined in 1998. He is a member of the Board of Directors of Gafisa S.A., Lupatech S.A. and Kuala S.A. He was a member of the Board of Directors of Pegasus Telecom S.A. and Internet Group (iG) Inc, and was also an alternate member of the board of Tmar. He is also a member of the investment committee of GP Tecnologia Mutimercado Fundos de Investimentos em Quotas de Fundos de Investimento em Títulos e Valores Mobiliários. He was an international corporate finance group manager at Salomon Brothers Inc. in New York from 1994 to 1998. Mr. Medeiros holds a bachelor’s degree in Finance and Foreign Trade from New York University, and has completed the TGPM Program at Harvard Business School.
Otavio Marques de Azevedo, born on May 5, 1951, has served as the Chairman of TNL’s Board of Directors since October 29, 2003. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as TNL’s Executive Vice President from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom Participações, one of our major shareholders. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in Engineering from Pontifícia Universidade Católica de Minas Gerais.

TNL’s management

José Augusto da Gama Figueira, born on September 20, 1947, served as an alternate on TNL’s Board of Directors from April 30, 2003 to March 1, 2004, when he was appointed as a member of the Board of Directors. He has also served as a member of the Board of Directors of Tmar since May 22, 2002, president of Instituto Telemar since August 2001, and as one of our officers since June 1999. He served as an officer of Pegasus Telecom, a company of the Andrade Gutierrez group, from July 1997 to August 1999, and a member of the fiscal council of Telest, Telepisa and Teleamazon from April to December 1999. He holds a degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a graduate certificate in business administration from Fundação Getúlio Vargas (1996-1997).
José Botafogo Gonçalves, born on January 11, 1935, has served as a member of TNL’s Board of Directors since August 8, 2004. Mr. Gonçalves served as a diplomat on the following missions: Moscow, The Vatican, Rome, Santiago, Paris, Bonn and Milan. He was Vice President of External Relations of the World Bank in Washington, D.C. (1985-1987). In Brazil, he worked for the Ministry of Foreign Relations as Head of General Management Services (1970), Head of the Financial Policy Division (1970-1972) and Head of the Trade Policy Division (1977). In 1979, he worked as Coordinator of International Agricultural Issues of the Ministry of Agriculture and Secretary of Economic and Technical Cooperation of the Presidency’s Planning Secretariat (1979-1985). He also held positions as General Sub-Secretary of Economic Integration Issues and Foreign Trade (1995-1998) and Minister of State, Minister of Industry, Minister of Tourism, Executive Secretary of the Presidency’s Chamber of Foreign Commerce, Special Ambassador for Mercosur Issues (2001) and Ambassador to Brazil in Buenos Aires (2002-2004). He currently serves as President of the Brazilian Center of International Relations and of Strat do Brasil Ltda. (an Argentinean-Brazilian corporate consulting company), and as an alternate member of Ambev’s fiscal council. Mr. Gonçalves holds a bachelor’s degree in Social and Legal Sciences from Pontifícia Universidade Católica do Rio de Janeiro. He attended a Preparation Program for the Diplomat Career (IRBr-1959) and a Training Program on Economic Development Problems (Cepal-1960).
Luciano Siani Pires, born on February 10, 1970, was appointed as an alternate member of TNL’s Board of Directors on July 27, 2005, and has served as a regular member since August 31, 2005. He holds a bachelor’s degree in mechanic engineering from Pontifícia Universidade Católica of Rio de Janeiro (1991) and an MBA from Stern School of Business — New York University (2001). In 1992, he joined the BNDES, where he was Head of Export Operations Department. From 2003 to 2005, he worked for McKinsey Consulting. Since May 2005, he has held the position of Head of the Stocks Portfolio Management Department with BNDES.
Ronaldo Iabrudi dos Santos Pereira, born on May 14, 1955, has served as a member of TNL’s Board of Directors since March 1, 2004. He was elected as TNL’s Chief Executive Officer (CEO) on March 4, 2004 after being elected Superintendent Director in October 2002 and Vice-President of Operations (COO) in December 2001. He has worked at Acesita (1974), at Fundação Dom Cabral (1984), and at the Gerdau Group for 11 years as member of the executive committee, and at the Centro-Atlantic Railway where he was appointed CEO in October 1997. He joined TNL in November 1999 as managing director of the Northern Region. He has a degree in psychology from the Catholic University of Minas Gerais (1976) and master’s degrees in organizational management from the Université de Paris-Sorbonne (1981), and in General Management from the Université de Paris-Dauphine (1982), where he also received a Ph.D. in Organizational Change (1984).
Luiz Eduardo Franco de Abreu, born on May 4, 1960, has served as a member of TNL’s Board of Directors since February 26, 2003. He has also been serving as a member of our Board of Directors since February 26, 2003. Mr. Abreu has been Vice-President of Finance, Capital Markets and Investor Relations with Banco do Brasil S.A. since January 29, 2003. He served as a member of the fiscal council of Itaúsa Investimentos Itaú S.A., Chairman of the Boards of Directors of Cartões BRB S.A.

TNL’s management

and BRB Banco de Brasília S.A., a member of the Board of Directors of Cibrasec, a member of the Deliberative Board of the Brazilian Savings and Loan Trade Association (Abecip) and a member of the Executive Board of the Brazilian Federation of Banks (Febraban). His prior positions include Chief Executive Officer of BRB Banco de Brasília S.A., Chief Operations Officer of ORMEC Engenharia Ltda., Chief Finance Officer of GFC Global Finance Consulting S.C. Ltda., and Chief Operations Officer of Pacific do Brasil Comércio Exterior Ltda. Mr. Abreu holds a B.A. in Business Administration from the Universidade Federal do Rio de Janeiro, with a specialization in Finance from Instituto Brasileiro de Mercado de Capitais (Ibmec), and a degree in Business Administration from Duke University.
José Luiz de Cerqueira Cesar, born on September 4, 1957, has served as a member of TNL’s Board of Directors since March 1, 2004. He has worked for several financial and banking institutions, such as Itaú, BNB, Unibanco, Banco 24 Horas, and the São Paulo Futures and Commodities Exchange. Since 2003, he has been serving as a Vice President of Technology and Infrastructure of Banco do Brasil S.A. He has 24 years of experience in the structuring of electronic banking businesses. His accomplishments in this area include the implementation of various banking products such as e-banking and credit card systems, as well as the networks of Brazil’s National Financial System, of the Brazilian Payments System and of several other clearing houses. He is currently responsible for the technology and infrastructure areas of various electronic service websites. He holds an undergraduate degree in Electronic Engineering from Escola Politécnica of the University of São Paulo.
Luciano Galvão Coutinho, born on September 29, 1946, has served as a member of TNL’s Board of Directors since April 2001. He was Secretary General of the Ministry of Science and Technology from 1995 to 1998 and President of the Regional Economy Council of São Paulo from 1984 and 1990. He serves as a consultant to the São Paulo State Foundation for the Support of Research (Fapesp), the National Council of Scientific and Technological Development (CNPq) and the National Science Foundation (NSF) in the United States, as an assistant to the São Paulo Foundation for Administrative Development (Fundap), as a permanent member of the Forum of Studies of the Support Service to Small Businesses (Sebrae) in São Paulo and as a member of the Consulting Committee of the Brazilian Quality and Productiveness Institute. He is a professor of the Economics Institute of Universidade Estadual de Campinas (UNICAMP). He holds an undergraduate degree from the Business and Economy School of the University of São Paulo, a masters in Economics from the Economic Research Institute of the University of São Paulo and a Ph.D. in Economics from Cornell University.
Antonio Cortizas Noguerol, born on December 13, 1962, has served as a member of TNL’s Board of Directors since April 2000. From 1994 to 1998, he served as Executive Officer of the Pension Fund for Employees of Banco do Brasil (Previ). He served as Chairman of the Board of the National Syndicate for Private Pension Funds (Sindapp) from 1996 to 1998. He served as Regional Officer of the Brazilian Association for Private Pension Funds (Abrapp) from 1997 and 1998. He served as a member of the Board of Directors for the Band B operating mobile telephone companies, Americel S.A. and Telet S.A., from 1997 to 1999, and has served as a member of the Board of Directors of Tigre S/A—Tubos e Conexões since 1997. He received a law degree from University of São Paulo School of Law in 1990. He completed a graduate program at the Wharton School of the University of Pennsylvania in Philadelphia, Pennsylvania in 1996.
Executive Officers
The bylaws of TNL provide that the executive officers of TNL shall consist of one President (CEO), one General Superintendent Officer, and up to four other officers. The executive officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current executive officers were appointed for a three-year term at a Board of Directors’

TNL’s management

meeting of TNL held on March 4, 2004 and will serve until the first Board of Directors’ meeting following the ordinary shareholders’ meeting in 2007.
The following are the executive officers of TNL and their respective positions.

Name	Position

Ronaldo Iabrudi dos Santos Pereira	President (CEO)
Luis Eduardo Falco Pires Corrêa	General Superintendent Officer
José Luís Magalhães Salazar	Chief Financial Officer, Investor Relations Officer
Júlio Cesar Pinto	Officer
Ronaldo Iabrudi dos Santos Pereira is member of TNL’s Board of Directors and Board of Executive Officers. For his biographical information see “—Board of Directors.”
Luis Eduardo Falco Pires Corrêa, born on August 13, 1960, was first elected General Superintendent Officer in October 2002, after being elected President of Oi in October 2001. He currently acts as TNL’s General Superintendent Officer. He previously worked at Transportes Aéreos Marilia— TAM, where he held several positions such as Production Manager, Director of Technology and Vice President of Marketing and Sales. He received a degree in aeronautical engineering from Instituto Tecnológico da Aeronáutica— ITA and has taken continuing education courses in marketing and finance at Fundação Getúlio Vargas.
José Luís Magalhães Salazar, born on September 16, 1967, was elected to serve as an executive officer on March 29, 2006, when he became CFO of TNL. Mr. Salazar joined TNL in February 1999 as its treasurer. He was appointed as Oi’s CFO at TNL’s inception in 2001, and in 2003 he assumed the role of executive officer in charge of sales for TNL. Prior to his appointment as TNL’s CFO, he was working as executive officer in charge of revenue and interconnection for TNL. He also worked as Globopar’s treasurer, financial manager at Brahma (currently AmBev) and as a financial analyst at Aracruz Celulose.
Júlio Cesar Pinto, born on October 7, 1951, was elected to serve as an executive officer on October 2, 2002, when he also assumed responsibility for TNL’s Controllership. Mr. Pinto has held several positions in the financial area of large companies such as MRS Logística, ATL— Algar Telecom Leste, Globex Utilidades, Aracruz Celulose, Xerox do Brasil, and Minerações Brasileiras Reunidas. He holds a degree in Accounting from Faculdade Moraes Júnior, and attended several other courses in the U.S., including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.
Fiscal Council and Board of Auditors
As required by the rules governing the privatization of the Telebrás system, TNL’s bylaws establish that TNL shall have a permanent Fiscal Council (Conselho Fiscal). Under Brazilian corporate law, the Fiscal Council is a corporate body, independent of TNL’s Board of Directors and Board of Executive Officers and its independent registered public accounting firm. The Fiscal Council’s primary responsibility has been to: (1) monitor the activities of TNL’s management, (2) review the financial statements, (3) report its findings regarding the financial statements to TNL shareholders, and (4) report to TNL management, or to the TNL shareholders in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents. Members of the Fiscal Council must comply with the same fiduciary duties that Brazilian corporate law imposes on management.
Brazilian corporate law establishes that the Fiscal Council may not contain members that are (1) on TNL’s Board of Directors or Board of Executive Officers or the Board of Directors or Board of

TNL’s management

Executive Officers of TNL’s affiliates; (2) employed by TNL or its affiliates; or (3) spouses or relatives of members of TNL’s Board of Directors or Board of Executive Officers, up to and including the third degree of relationship.
TNL’s Fiscal Council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of TNL shareholders at the annual TNL shareholders’ meeting. As of the date of this filing, TNL’s Fiscal Council is comprised of five effective members. Under Brazilian corporate law, holders of TNL preferred shares have the right to elect separately one member of the Fiscal Council. Also, under Brazilian corporate law, minority groups of TNL shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. In any event, however, holders of TNL common shares have the right to elect the majority of the members of the Fiscal Council.
Brazilian corporate law requires that Fiscal Council members receive remuneration which is at least 10% of the average amount paid to each executive officer. The Fiscal Council meets once every three months, on a regular basis, and whenever necessary if TNL is undergoing extraordinary circumstances.
The SEC has adopted a new rule that prohibits the NYSE from listing, or continuing to list, any security of any issuer, unless such issuer has an audit committee which meets a number of requirements, such as independence from management, and performs various duties, such as the retention and oversight of the independent registered public accounting firm and the processing of complaints regarding internal accounting controls and general auditing matters.
Pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a Fiscal Council established and selected pursuant to home country legal or listing provisions expressly requiring or permitting the formation of such a Fiscal Council, which in TNL’s case would be the Fiscal Council. TNL has relied on this exemption and assigned the required audit committee responsibilities to the Fiscal Council, to the extent permissible under Brazilian law. Pursuant to this exemption, TNL does not believe that reliance on this exemption materially adversely affects the ability of TNL’s Fiscal Council to act independently, and TNL’s Fiscal Council has so far been able to exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian corporate law. Nevertheless, a fiscal council established under Brazilian corporate law has not typically been considered equivalent or comparable to a U.S. audit committee as provided for under the Sarbanes-Oxley Act.
To comply with the new SEC rules, the Fiscal Council must meet the following standards: (1) be separate from the full Board of Directors; (2) its members must not be elected by management; (3) none of its members may serve concurrently on the board of executive officers; and (4) Brazilian law must set forth standards for the independence of its members. In addition, in order to qualify for the Fiscal Council exemption, the Fiscal Council must, to the extent permitted by Brazilian law:

➢	be responsible for the appointment, retention, compensation and oversight of the independent registered public accounting firm (including the resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting);

➢	be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing practices;

➢	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

TNL’s management

➢	receive appropriate funding from the company for payment of compensation to the independent registered public accounting firm, for any advisors and ordinary administrative expenses.
Because Brazilian corporate law (1) does not permit the Board of Directors to delegate the responsibility for the oversight, appointment, retention and compensation of the independent registered public accounting firm, and (2) does not provide the Board of Directors or the Fiscal Council with the authority to resolve disagreements between management and the independent registered public accounting firm regarding financial reporting, TNL’s Fiscal Council cannot and will not perform these functions. Therefore, TNL’s Fiscal Council may only perform an advisory role in making recommendations to the Board of Directors with respect to the oversight, appointment, retention and compensation of the independent registered public accounting firm. Similarly, TNL’s Fiscal Council may only perform an advisory role to TNL’s Board of Directors and Board of Executive Officers regarding the resolution of disagreements between management and the independent registered public accounting firm.
As a foreign private issuer, TNL has decided to modify its Fiscal Council to comply with the SEC exemption requirements for a Fiscal Council to the extent permissible under Brazilian law. Hence, in order to comply with the new NYSE listing standards and to the extent not inconsistent with Brazilian corporate law, TNL’s Board of Directors has agreed to afford certain additional responsibilities to the Fiscal Council, which are not among those of the Board of Directors’ inalienable duties and responsibilities pursuant to Brazilian corporate law. To implement these new responsibilities, the Board of Directors is proposing and the Fiscal Council is in the process of considering and approving certain appropriate amendments to the Fiscal Council’s internal charter.
The following are TNL’s Fiscal Council members elected at its April 12, 2005 annual shareholders’ meeting:

Name	Position

Pedro Wagner Pereira Coelho	Effective Member
Allan Kardec de Melo Ferreira	Effective Member
Fernando Linhares Filho	Effective Member
Ricardo Malavazi Martins	Effective Member and Representative of Preferred Shareholders
Maria Elizabeth Ferreira Alvarenga	Effective Member and Representative of Minority Shareholders
Pedro Wagner Pereira Coelho, born on June 29, 1948, has been a member of TNL’s Fiscal Council since April 1999 and was reappointed on April 12, 2005. He has also served as a member of our Fiscal Committee since 1999 and Lojas Americanas S/A and Empresa Energética de Mato Grosso do Sul—Enersul since 2004. From October 1978 to April 1981, he was a member of the external fiscal staff of PricewaterhouseCoopers Auditores Independentes. He graduated with a degree in Business Administration from Sociedade Universitária Augusto Motta—SUAM on October 10, 1978, and in Accounting Sciences from Faculdade SOMLEI on December 18, 1980.
Allan Kardec de Melo Ferreira, born on November 19, 1949, was appointed to TNL’s Fiscal Council on April 12, 2004. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais—DER-MG), the Belo Horizonte Traffic Department (Empresa de Transposte e Trânsito de Belo Horízonte—BHTRANS), the Ministry of Communications, the National

TNL’s management

Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from the Pontifícia Universidade Católica de Minas Gerais (1970), in addition to having participated in several extension courses in Foreign Trade, in particular Export Services, at Foreign Trade Center Foundation (Fundação Centro de Comercio Exterior—FUNCEX), Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.
Fernando Linhares Filho, born on September 29, 1945, was appointed to TNL’s Fiscal Council on April 12, 2005. From 1969 to 1983, he worked as a stockbroker of the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro). From 1983 to 1991, he was a partner of Sovalores Distribuidora de Títulos e Valores Mobiliários Ltda. In 2003, the Minas Gerais State Government appointed him as head of the State’s Representative Office in the State of Rio de Janeiro. He graduated with a degree in Business Administration in 1968 from the Faculdade Nacional de Ciências Econômicas.
Ricardo Malavazi Martins, born on October 28, 1964, was appointed a member of TNL’s Fiscal Council on April 12, 2005. He holds the position of Chief Financial and Investment Officer with Fundação Petrobras de Seguridade Social—Petros. In addition, he is an officer with Bonaire, Cia, Petrolífera Marlim and Marlim Participações, a regular member of the Board of Directors of Coteminas, as well as an alternate member of the Boards of Directors of CPFL Energia and Cia. Paulista de Força e Luz. He serves as a member of the Technical Investment Committee of Abrapp and of the Corporate Governance Committee of the American Chamber of Commerce of Brazil. He is also responsible for Banco Bradesco’s economic department. Previously, he was responsible for the department of economy of Banco de Crédito Nacional (BCN) from 1995 to 1999; acted as researcher of the Economic Development Studies Center (Centro de Estudos do Desenvolvimento Econômico) and the Public Policy Studies Center (Núcleo de Estudos de Políticas Públicas) of Universidade Estadual de Campinas (UNICAMP) from 1989 to 1990; vice president of the Economics Commission of Brazilian Federation of Banks (Federação Brasileira de Bancos) from 2001 to 2003; and member of the Economics Commission of Associação Nacional das Instituições do Mercado Financeiro (Andima) from 1999 to 2003. He holds a degree in Economics from Universidade Estadual de Campinas (UNICAMP), where he also attended courses for a master’s degree in Economics.
Maria Elizabeth Ferreira Alvarenga, born on October 21, 1949, was elected to the Fiscal Council on April 12, 2005. Ms. Alvarenga worked at Banco do Brasil S.A. from 1971 to 2002 where she held the positions of general manager of the Ihéus, BA and Praia de Botafogo, RJ branches and the position of administrative manager of the Candelária and Barra Shopping branches of Banco do Brasil S.A. Ms. Alvarenga is a specialist in international commerce and worked in the international department of Banco do Brasil S.A. from 1973 to 1993, where she was also an instructor of the International Business Management program from 1998 to 2002. She holds a bachelor’s degree in law from Faculdade Cândido Mendes (1979), a master’s in Business Administration from Fundação Getúlio Vargas in instruction of new managers (1998) and a graduate extension certificate in Development of New Executives from Fundação Getúlio Vargas (2003). She is a human resources consultant and has been working in Rede de Supermercados Meira in Ilhéus, BA since 2005.
SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES
Pursuant to Section 303A.11 of the NYSE Listed Company Manual, TNL has prepared relevant disclosure in English available through TNL’s investor relations website summarizing the ways in which TNL’s corporate governance practices differ from those of U.S. domestic companies under the New York Stock Exchange’s corporate governance rules. The referred disclosure can be accessed through TNL’s English language investor relations website at: http://www.telemar.com.br./ri.

TNL’s management

COMPENSATION
For the year ended December 31, 2005, the aggregate amount of compensation paid by TNL to all directors and executive officers of TNL was approximately R$12.0 million. This amount includes pension, retirement or similar benefits for officers and directors of TNL.
TNL does not provide special pension, retirement (or similar benefits) to its directors or senior management. Rather, TNL sponsors pension plans for the benefit of all its employees. See “Pension benefit plans.”
TNL is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.
TRANSACTIONS BETWEEN TNL AND ITS DIRECTORS AND OFFICERS
There are currently no contracts between TNL and its directors and officers.
SHARE OWNERSHIP
The TNL common and preferred shares held by TNL’s directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. For information about TNL’s stock option plan, see “—Compensation” and “—Options to purchase securities from TNL.”
OPTIONS TO PURCHASE SECURITIES FROM TNL
In July 2000, TNL established a stock option plan whereby preferred shares of TNL were reserved for certain executives. The options are exercisable at varying dates and on a cumulative basis up to five years after signing the contract. They become fully exercisable after the fifth year.
Executives who opt for the plan must pay TNL 10% of the shares valued at the offer price upon signing the contract. The amount paid will be deducted from the exercise price after the five-year vesting period. In the event of a forfeiture prior to the five-year vesting period, the executive may receive, at TNL’s discretion, a number of shares equivalent to the 10% paid based on the last 90 days trading price on the stock exchange or receive the 10% paid in cash.
Upon exercise, executives may opt to receive the value resulting from the difference between the market price and the exercise price or to receive the equivalent shares.
Currently, there are two such stock options outstanding, one of which will expire in May 2006 and the other in July 2007. To date, no executives of TNL have exercised any of these stock options. For more information on TNL’s stock option plan, see Note 29(d) of TNL’s consolidated financial statements.
PENSION BENEFIT PLANS
Sistel
Sistel is a private pension fund created by Telebrás in November 1977 with the objective of supplementing the benefits assured and provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel has been sponsored by the telecommunications companies, such as Tmar, that resulted from the privatization of Telebrás. Sistel is self-funded and no longer admits new members. Although Tmar no longer makes contributions to Sistel, Tmar is jointly and severally responsible, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A social security

TNL’s management

plan, as well as for the PAMA, a health plan still managed by Sistel. As at December 31, 2005, PBS-A had approximately R$2,778 million of assets under management.
PBS Telemar
PBS Telemar, which was derived from the restructuring of Sistel as it existed before the privatization of the Telebrás system, works essentially as a retirement plan bearing the same characteristics as the Sistel benefit plan. In addition to monthly pensions, medical care is provided on a cost-shared basis to retired employees who participate in PBS Telemar. TNL and Tmar are responsible for any deficits incurred at PBS Telemar according to the existing proportion of the contributions it makes to this plan. As of December 31, 2005, PBS Telemar had almost R$178 million of plan assets. During 2005, TNL and Tmar had contributed R$23.4 million to PBS Telemar.
PBS Telemar is being discontinued since no new members are being admitted. By the March 2001 deadline, 96% of active members had migrated from PBS Telemar to the TelemarPrev plan.
TelemarPrev
As of September 2000, TNL began sponsoring TelemarPrev, a defined contribution private pension plan administered by Sistel.
Members of TelemarPrev have two categories of benefits: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. If TelemarPrev experiences a deficit in its assets, TNL will be responsible for the shortfall in the existing proportion of the contributions it makes to this plan.
As of December 31, 2005 TelemarPrev had R$2.0 billion of plan assets. During the year of 2005, TNL contributed R$7.9 million to TelemarPrev.
Fundação Atlântico de Seguridade Social
Tmar decided to establish a new private social security fund manager by the name of Fundação Atlântico de Seguridade Social, in order to transfer the management of the TelemarPrev and PBS-Telemar benefit plans from Sistel to this new social security institution. Despite the transfer of the management of PBS-Telemar and TelemarPrev to Fundação Atlântico de Seguridade Social, the terms and rules of both plans were kept unaltered. Fundação Atlântico de Seguridade Social was authorized to operate on August 16, 2004 and received authorization to receive the management of assets formerly under Sistel’s responsibility on January 12, 2005. Fundação Atlântico de Seguridade Social has approximately 20,000 members who either benefit from or contribute to the two plans mentioned above. It has assets under management in the approximate amount of R$2.1 billion, which places it as the 15th pension fund manager of Brazil out of approximately 360 such entities operating in the country.
EMPLOYEES
As of December 31, 2005, TNL had a total of 8,055 employees. All of TNL’s employees are employed on a full-time basis, divided into the following functions: plant operation, maintenance, expansion and modernization, sales and marketing, administrative support, and corporate management, budget and finance. As of December 31, 2005, Oi had 1,044 full-time employees. The meaningful reduction in the number of employees in 2005 is due to the spin-off of Contax, TNL’s former contact center subsidiary, which was approved by TNL’s shareholders in December 2004.

TNL’s management

The following table provides TNL’s breakdown of employees by main category of activity in TNL and geographic location as of the dates indicated:

	Year ended December 31,

	2003	2004	2005

Total number of employees	37,690	47,107	8,055
Number of employees by category of activity:
Plant Operation, Maintenance, Expansion and Modernization	4,717	4,422	4,223
Sales and Marketing	2,517	2,190	2,081
Administrative Support	1,742	1,136	1,093
Corporate Management, Budget and Finance	1,322	1,433	658
Contact Centers	27,392	37,926	0
Number of employees by geographic location:
Rio de Janeiro	14,818	17,595	3,647
Regional Minas:
Minas Gerais	7,261	8,226	1,705
Espírito Santo	277	240	178
Regional Bahia:
Alagoas	104	108	76
Sergipe	89	82	66
Bahia	4,165	5,931	516
Regional Pernambuco:
Rio Grande do Norte	162	155	126
Paraíba	181	181	123
Pernambuco	2,241	2,774	397
Regional Ceará:
Amazonas	136	124	102
Roraima	24	24	20
Pará	240	240	207
Amapá	31	29	22
Maranhão	153	145	125
Piauí	120	116	90
Ceará	4,167	4,522	349
São Paulo	3,283	6,205	254
Porto Alegre	147	242	3
Brasília	91	158	41
Paraná		10	8
During 2005, TNL’s primary goal has been to focus employee efforts and loyalty toward the collective objectives of TNL’s business and operations as a whole instead of the objectives of any specific subsidiary. TNL invested approximately R$16.5 million in the education and training of its employees during 2005.
Approximately 27.2% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações, or Fenattel, or with Federação Interestadual dos Trabalhadores em Telecomunicações, or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. TNL negotiates separate collective bargaining agreements for each of the states in Region I and for each subsidiary. New collective agreements are negotiated every year with the local union. These negotiations are carried out under TNL’s supervision and guidance on the one hand, and in each local labor union on the other. Tmar’s collective bargaining agreement has been renewed until November 30, 2005, with an average

TNL’s management

increase of 3% to TNL’s monthly payroll. See “Information about TmarPart’s business—Legal proceedings—Labor proceedings.” TNL has never experienced a strike that had a material effect on its operations.
Employee benefits
TNL provides its employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. The costs of these benefits are covered by TNL and its employees on a shared basis. The meal and food assistance program has been implemented under the Workers’ Meal Assistance Program (Programa de Alimentação do Trabalhador). For the year ended December 31, 2005, TNL had contributed R$31.4 million to the Worker’s Meal Assistance Program. Aside from these benefits, TNL had also contributed nearly R$27 million to the medical and dental assistance plans extended by TNL and R$14.3 million to other benefits programs.
Profit sharing plan
The profit sharing plan was implemented in 1999 as an incentive for employees to pursue TNL’s goals and to align employees’ interests with those of its shareholders. The plan is effective upon achievement of economic value-added targets and other targets defined annually by TNL’s Board of Directors.
The profit sharing plan relating to the year ended December 31, 2005 will reach approximately 8,000 employees, totalling R$50.7 million.
Career and salary plan
TNL’s career and salary plan is organized according to the Hay Methodology. The plan is structured so as to take into account the employees’ knowledge, problem-solving abilities and accountability with a view to increase the competitiveness of the salary in the market and attract and retain skilled employees, consistent with TNL’s cost management policies.

Interests of certain persons in the stock swap and corporate restructuring
You should be aware that our current shareholders have interests in the transaction that are different than yours. See “Voting securities and principal holders thereof.”
As set forth in the table below, our percentage ownership following the stock swap by TNL’s preferred shareholders (including TNL ADS holders) will be diluted as a result thereof. In addition, as shown in the table below, while the percent ownership of TmarPart by TNL’s common shareholders (other than TmarPart) will increase, it will not increase by the same percentage that TmarPart’s current shareholders interest will increase.

						Direct equity
		Current direct			Number of	interest in
	Number of	and indirect			TmarPart	TmarPart
	outstanding	equity interest	Exchange		shares post	post stock
	shares	in TNL(1)	ratio(2)		stock swap(2)	swap

	(in thousands)				(in thousands)
TmarPart’s current shareholders
TmarPart ON	3,432,901	17.9%	—	(3)	3,432,901	34.7%	(4)
TNL minority shareholders
TNL ON	58,870	15.4%	41.5145		2,443,948	24.7%
TNL PN	254,748	66.7%	15.7897		4,022,391	40.6%
Total					9,899,240

ON:  common shares
PN:  preferred shares

(1)	Percentages shown do not reflect the relative fair market values of the interests in TNL. Please refer to “Restructuring documents—Rothschild valuation” and “Annex B—Valuation report of Rothschild” for information as to fair market values.

(2)	Simultaneously with the pricing of the secondary offering, we will conduct a 10:1 reverse stock split, which is not reflected in these ratios and amounts.

(3)	TmarPart’s current shareholders are not exchanging shares, they will retain their current shares.

(4)	Following the secondary offering, 2,375 million shares will be held by TmarPart’s current shareholders, which equals 24.0% of our outstanding common shares following the stock swap.
This dilution is the direct result of the exchange ratios for each class of securities of TNL being converted to TmarPart common shares. The exchange ratios were determined by TmarPart without negotiating with any other class of security holders of TNL.
In addition, the stock swap is conditioned upon completion of the secondary offering of shares owned by certain of TmarPart’s current shareholders. Upon its completion, those shareholders will no longer have a significant (if any) interest in TmarPart. However, those shareholders will have significant influence over various decisions related to TmarPart following the stock swap, including the election of the Board of Directors.
L.F. Tel. S.A., Asseca Participações S.A. and AG Telecom Participações S.A., which collectively own 1,058,191,770 of our common shares will sell their shares pro rata in the secondary offering. Following the secondary offering, assuming the sale of all of the shares owned by these shareholders, TmarPart’s current shareholders will hold 24.0% of us.

The transaction
The following discussion contains material information pertaining to the stock swap. This discussion is subject, and qualified in its entirety, by reference to the stock swap protocol attached as an appendix to this prospectus. We urge you to read and view the entire document as well as the discussion in this prospectus.
GENERAL
This section provides material information about the stock swap. The next section of this prospectus, entitled “The restructuring documents”, has additional information and more detailed information regarding the legal documents that govern the stock swap.
We are furnishing this prospectus to the TNL shareholders and to The Bank of New York as depositary for the preferred shares underlying the TNL ADSs in connection with their consideration of the corporate restructuring at the extraordinary general shareholders’ meeting.
TERMS OF THE STOCK SWAP
As part of the proposed corporate restructuring, TmarPart and TNL will ask their shareholders to approve a corporate transaction under Brazilian corporate law known as an incorporação de ações, which we refer to as the stock swap. In this transaction, TNL’s common shareholders will receive 41.5145 TmarPart common shares for each TNL common share they hold, TNL’s preferred shareholders will receive 15.7897 TmarPart common shares for each TNL preferred share they hold and TNL ADS’s holders will receive 7.8948 TmarPart ADSs (each TmarPart ADS represents two TmarPart common shares) for each TNL ADS they hold.
The stock swap is conditioned upon completion of a secondary offering of 997,457,175 TmarPart common shares owned by certain of TmarPart’s current shareholders (not including the underwriters’ over-allotment option), representing 10.1% of TmarPart’s outstanding common shares following the stock swap. The stock swap will close simultaneously with the secondary offering, but will only be implemented if the price per common share in the secondary offering is within the range of R$2.69 to R$2.98.
Based on the exchange ratios and lower threshold of the price range for the secondary offering set forth above, the implied value of one TNL common share is R$111.67, and the implied value of one TNL preferred share or one TNL ADS is R$42.47 or US$20.63 (based on an exchange rate of R$2.0587 per US$1.00). At the close of business on May 8, 2006, the price per TNL common share on the BOVESPA was R$83.00 and the price per TNL ADS on the NYSE was US$18.23.

The transaction

The following table sets forth exchange ratios for TmarPart and TNL shareholders in the stock swap:

						Direct equity
		Current direct			Number of	interest in
	Number of	and indirect			TmarPart	TmarPart
	outstanding	equity interest	Exchange		shares post	post stock
	shares	in TNL(1)	ratio(2)		stock swap(2)	swap

	(in thousands)				(in thousands)
TmarPart’s current shareholders
TmarPart ON	3,432,901	17.9%	—	(3)	3,432,901	34.7%	(4)
TNL minority shareholders
TNL ON	58,870	15.4%	41.5145		2,443,948	24.7%
TNL PN	254,748	66.7%	15.7897		4,022,391	40.6%
Total					9,899,240

ON:  common shares
PN:  preferred shares

(1)	Percentages shown do not reflect the relative fair market values of the interests in TNL. Please refer to “Restructuring documents—Rothschild valuation” and “Annex B—Valuation report of Rothschild” for information as to fair market values.

(2)	Simultaneously with the pricing of the secondary offering, we will conduct a 10:1 reverse stock split, which is not reflected in these ratios and amounts.

(3)	TmarPart’s current shareholders are not exchanging shares, they will retain their current shares.

(4)	Following the secondary offering, 2,375 million shares will be held by TmarPart’s current shareholders, which equals 24.0% of our outstanding common shares following the stock swap.
DETERMINATION OF EXCHANGE RATIOS
The exchange ratios were determined by our and TNL’s officers, based on discussions with their advisors, as well as the information contained in the Rothschild valuation. This answer is qualified in its entirety by reference to “The restructuring documents—Rothschild valuation” and “Annex B— Valuation report of Rothschild.” You should be aware that a portion of Rothschild’s fee is contingent upon the successful completion of the stock swap and that Rothschild is also advising the TmarPart shareholders in connection with the secondary offering.
In conducting the valuation, Rothschild first derived the enterprise value of Tmar, using a discounted cash flow analysis. Tmar’s total equity value was determined by subtracting its net debt from this enterprise value. Rothschild then valued the Tmar preferred shares by using their current market price, plus a premium, which was based on the average premium in tender offers in Brazil for preferred shares of other issuers with comparable liquidity (which Rothschild determined to be 25%). The value of Tmar’s common shares was derived by subtracting the value of Tmar’s preferred shares from Tmar’s total equity value. Finally, the value of the Tmar common shares held by the minority shareholders (those shares not held by TNL) were derived by assuming those shares would receive 80% of the price per share paid to the controlling shareholders (based on a provision of the Brazilian corporate law that gives minority common shareholders that price threshold in a mandatory tender offer following a change of control transaction).

The transaction

To summarize, the valuation of the various Tmar shares (preferred, minority common and control common) was determined as follows:

1.	Tmar total equity value = Tmar enterprise value - net debt;

2.	Tmar preferred equity value = market value of Tmar preferred equity + premium;

3.	Tmar common equity value = Tmar total equity value - Tmar preferred equity value; and

4. Price per common share (control) =	Tmar common equity value . no. of control shares + (80% of no. of minority shares)
The enterprise value of TNL was determined based on its shareholdings (preferred and controlling common shares), and, as with Tmar, the equity value of TNL was determined by subtracting TNL’s net debt from this enterprise value. The value of the different equity interests of TNL (preferred, controlling common and minority common) was determined in the same manner as for the Tmar shares. The exchange ratios for the stock swap were determined based on the relative values for each different equity interest.
OTHER TRANSACTIONS CONTEMPLATED IN THE PROPOSED RESTRUCTURING
It is expected that, simultaneously with the pricing of the secondary offering, TmarPart will conduct a 10:1 reverse stock split.
After the consummation of the stock swap and secondary offering, we currently intend to complete the following additional steps related to Tmar’s capital structure as part of the corporate restructuring:

➢	the voluntary conversion of Tmar preferred shares into Tmar common shares at the exchange ratios set forth in the Rothschild valuation;

➢	at our discretion, the redemption of any unconverted Tmar preferred shares in accordance with the terms of those securities; and

➢	the voluntary migration of Tmar common shareholders to TmarPart.

The transaction

SHARE OWNERSHIP AND CORPORATE STRUCTURE AFTER THE CORPORATE RESTRUCTURING
The following chart sets forth (1) our current capital structure, (2) our expected capital structure after completion of the stock swap and secondary offering and (3) our expected capital structure after completion of the remainder of the corporate restructuring (primarily related to Tmar):

(1)	Assumes all Tmar minority shareholders migrate to TmarPart.
APPROVAL OF THE FISCAL COUNCIL AND THE BOARD OF DIRECTORS OF TNL
The Fiscal Council (Conselho Fiscal) and Board of Directors of TNL have reviewed the proposed corporate restructuring, including the Protocol of the Stock Swap of TNL, dated                     , 2006, and the valuation reports, financial analyses and proposed bylaws of TmarPart attached as exhibits thereto, which collectively set forth the terms of the stock swap, and have recommended the submission of the stock swap to an extraordinary general shareholders’ meeting of TNL shareholders for approval.
REASONS FOR THE TRANSACTION
The proposed corporate restructuring is intended to simplify our capital structure and thereby improve our access to capital markets and increase financing resources. The Board of Directors of TNL believes that the proposed restructuring will also benefit TNL shareholders through:

➢	the relinquishment of control by TmarPart’s current shareholders, as discussed above, in favor of all of our TmarPart shareholders following the stock swap;

➢	an increase in the liquidity of the shares to be received by TNL shareholders in the stock swap resulting from the grouping of all of TNL’s and TmarPart’s current shareholders and the expected

The transaction

dispersed ownership of such shares, which should further increase upon completion of the remainder of the corporate restructuring;

➢	the extension of tag along rights to all our shareholders at 100% of the price per share paid in any transaction resulting in the acquisition of control of us (as opposed to the 80% required by Brazilian law); and

➢	the adoption of enhanced corporate governance practice standards, including (1) the requirement that the majority of our board be independent, (2) the limitation of voting rights of any shareholder or group of shareholders of up to 10% of the company’s total capital stock and (3) the additional standards required for listing on the Novo Mercado, such as the extension of voting rights to all our shareholders.
The Board of Directors of TNL also considered the following effects arising from the proposed corporate restructuring:

➢	that the exchange ratios for the different equity interests in TNL (preferred, controlling common and minority common) were not the same, creating a “control premium” for certain of these interests;

➢	that the percent ownership of TmarPart following the stock swap by the current TNL preferred shareholders (other than TmarPart) will be diluted as a result thereof; and

➢	that TNL preferred shareholders (including TNL ADS holders) will no longer be entitled to receive a preferred dividend;
however, in recommending the corporate restructuring, the Board of Directors of TNL has determined that the overall benefit to TNL’s common and preferred shareholders is outweighed by any of these potential effects.
In determining whether to approve the proposed corporate restructuring and stock swap, the Board of Directors of TNL consulted with its senior management and legal counsel as well as its financial advisors, Rothschild and Banco UBS S.A., considered the approval of the Conselho Fiscal, and considered certain strategic, financial and other considerations.
CONDITIONS TO THE CORPORATE RESTRUCTURING AND STOCK SWAP
The following conditions must be met before the stock swap is consummated:

➢	the stock swap must be approved by a majority of the common shareholders of TmarPart and TNL at their respective general shareholders’ meetings;

➢	a minimum of 997,457,175 TmarPart common shares (not taking into account the effects of the proposed 10:1 reverse stock split) must be sold in the secondary offering at no less than R$2.69 per share;

➢	Contax Participações S.A., or Contax, our contact center subsidiary, must be spun-off from us;

➢	our shares must be listed on the Novo Mercado and our ADSs listed on the NYSE;

➢	the TmarPart shareholders’ agreements must be terminated; and

➢	Anatel must approve the transaction.
Although not a condition to the consummation of the stock swap, the transaction will also be submitted to certain of our creditors and debenture holders for waivers and consents pursuant to the terms of certain of our debt instruments.

The transaction

APPROVAL OF THE STOCK SWAP AT THE TNL EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
Under TNL’s bylaws, holders of TNL preferred shares and, consequently TNL ADSs, do not have the right to vote on the stock swap. Nonetheless, TmarPart’s current shareholders have agreed to vote in accordance with the result of the vote by the minority shareholders of TNL, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders. As a result, at the extraordinary shareholders’ meeting, the Board of Directors of TNL will conduct an “advisory vote” of all of TNL’s minority shareholders in respect of the stock swap.
In the advisory vote, all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders (voting through The Bank of New York, the depositary for the TNL ADSs), will be asked to consider whether they would reject the stock swap. TmarPart and the directors and executive officers of TNL will not take part in this vote. If more than a majority of the outstanding minority shares (including the TNL minority common shares, TNL preferred shares and TNL ADSs) vote to reject the stock swap, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such vote being conditioned upon completion of the secondary offering and the other conditions as described herein.
THE SECONDARY OFFERING
The stock swap is conditioned upon completion of a secondary offering of 997,457,175 TmarPart common shares owned by certain of TmarPart’s current shareholders (not including the underwriters’ over-allotment option), representing 10.1% of TmarPart’s outstanding common shares following the stock swap. The stock swap will close simultaneously with the secondary offering, but will only be implemented if the price per common share in the secondary offering is within the range of R$2.69 to R$2.98.
Based on the exchange ratios and lower threshold of the price range for the secondary offering set forth above, the implied value of one TNL common share is R$111.67, and the implied value of one TNL preferred share or one TNL ADS is R$42.47 or US$20.63 (based on an exchange rate of R$2.0587 per US$1.00). At the close of business on May 8, 2006, the price per TNL common share and ADSs was R$83.00 and US$18.23, respectively.
TMARPART SHAREHOLDERS PARTICIPATING IN THE SECONDARY OFFERING
L.F. Tel. S.A., Asseca Participações S.A. and AG Telecom Participações S.A., which collectively own 1,058,191,770 of our common shares will sell their shares pro rata in the secondary offering. Following the secondary offering, assuming the sale of all of the shares owned by these shareholders, TmarPart’s current shareholders will hold 24.0% of us.
TMARPART’S CURRENT SHAREHOLDERS AFTER THE STOCK SWAP AND SECONDARY OFFERING
TmarPart’s current shareholders that do not participate in the secondary offering will cease to own a controlling interest in TmarPart, and hence cease to control TNL, after the stock swap and secondary offering. Certain of TmarPart’s current shareholders are parties to two shareholders’ agreements that address, among other things, voting rights at TmarPart shareholders’ meetings, rights of first refusal and preemptive rights. These shareholders’ agreements will be terminated as a condition to the consummation of the stock swap and secondary offering.
TmarPart’s bylaws will also contain a provision that limits the voting rights of any shareholder or group of shareholders of up to 10% of the company’s total capital stock. See “Description of TmarPart’s capital stock.”

The transaction

DELIVERY OF TMARPART COMMON SHARES AND ADSs
Holders of TNL common or preferred shares will not need to do anything to receive your TmarPart common shares issued in the stock swap. Upon the effectiveness of the stock swap, all of TNL common and preferred shares will automatically be exchanged for TmarPart common shares. As TNL shares are registered in book-entry form and TmarPart common shares will be registered in book-entry form, entries will be made by Banco do Brasil S.A., the registrar of the TNL and TmarPart share registries, in the TmarPart share registry to evidence the TmarPart common shares issued in the stock swap. Holders of TNL’s common or preferred shares will not receive certificates evidencing TmarPart common shares. After the stock swap is completed, the registrar of the TmarPart share registry will provide a statement of shareholding to each registered holder of TmarPart common shares confirming their ownership of TmarPart common shares.
Registered holders of TNL ADSs will need to surrender their TNL ADSs and pay the fees and expenses of the TNL depositary and the TmarPart depositary to receive TmarPart ADSs. If you are not a registered holder of your TNL ADSs but hold your TNL ADSs in “street name” through a broker, bank, custodian or other nominee, you will not need to take any action unless your broker, bank, custodian or other nominee informs you otherwise.
APPRAISAL RIGHTS
Under Brazilian corporate law, holders of TNL preferred shares and TNL ADSs are not entitled to appraisal rights in connection with the corporate restructuring because TNL preferred shares meet certain liquidity and dispersion thresholds set forth in the Brazilian corporate law that eliminate appraisal rights that would have otherwise been available. See “The transaction—Appraisal rights”.
Holders of record of TNL common shares at the close of business, local time, on April 17, 2006, the date of the first announcement of the stock swap, are entitled to exercise appraisal or withdrawal rights (direito de recesso or retirada), in connection with the stock swap.
If you held TNL common shares of record at the close of business, local time, on April 17, 2006, you will have the right to elect to receive, instead of the TmarPart common shares to be issued in the stock swap, an amount in cash per share equal to the greater of: (1) the net equity value per common share of TNL determined in accordance with Brazilian GAAP as of December 31, 2005 (provided that you may request a special balance sheet be prepared) or (2) a notional net worth of TNL determined using the methodology described in the Valuation Report prepared by Apsis Consultoria Empresarial Ltda., an independent appraisal firm hired by TNL to conduct this analysis, dated as of April 20, 2006. See “The restructuring documents—Apsis valuation report”. If all of TNL’s minority common shareholders exercise their appraisal rights, TNL would be required to pay R$2,374 million to such holders in the aggregate.
If you have appraisal rights, you must exercise your rights within 30 days of the publication of the minutes of the second TmarPart extraordinary general shareholders’ meeting. We refer to this as the appraisal rights period, after which your rights will lapse. You cannot exercise your appraisal rights if you vote in favor of the corporate restructuring. See “The transaction—Appraisal rights” for information on how to exercise your appraisal rights.
According to Brazilian corporate law, if the shareholders’ meeting that approves the stock swap occurs more than 60 days after the last approved balance sheet, dissenting shareholders can require the preparation of a special balance sheet in order to determine an updated net equity value per share for TNL. In this case, TNL shall pay, in advance, 80% of the net equity value per share for those holders of record of TNL common shares exercising appraisal rights of TNL determined by the last approved

The transaction

balance sheet and, once the special balance sheet is completed, it shall pay the outstanding amounts, if any, no later than 120 days from the referred shareholders meeting.
CAPITAL INCREASE
The restructuring documents provide that TmarPart will undergo a capital increase in connection with the stock swap. Therefore, as a result of the stock swap, the capital stock of TmarPart will be increased by R$          , from R$          to R$          , and the number of shares (including shares represented by TmarPart ADSs) issued by TmarPart to TNL shareholders will be           . These amounts may vary if holders of TNL common shares exercise their appraisal rights in connection with the stock swap. Upon implementation of the stock swap, the capital stock of TmarPart will comprise           common shares.
RENAMING OF TMARPART
TmarPart will be renamed “Oi Participações S.A.” upon the approval of such change in the name by TmarPart shareholders at the general shareholders’ meeting of such shareholders convened to approve the stock swap.
TMARPART BOARD OF DIRECTORS
After the stock swap, the Board of Directors of TmarPart will consist of 11 members, a majority of which will be independent. Additionally, an audit committee that meets the requirements of the Sarbanes-Oxley Act and the applicable NYSE rules will be created.
According to the Novo Mercado regulations, the members of TmarPart’s Board of Directors will serve a two-year term except for the members of the transition Board of Directors, who will serve a three-year term. See “Market information” for further details.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Mr. Fersen Lamas Lambranho is the Chairman of TmarPart’s Board of Directors. Mr. Luiz Eduardo Falco will be appointed as CEO of TmarPart. The proposed TmarPart bylaws will expressly forbid any executive officer from serving simultaneously as a Director of TmarPart.
OFFICERS OF TMARPART
TmarPart’s Board of Directors will elect TmarPart’s officers. The term of TmarPart’s officers will be two years. Pursuant to the proposed TmarPart bylaws, the dismissal of a member of the executive committee will require the affirmative vote of at least seven members of the Board of Directors. After the stock swap, the executive officers of TNL will become the executive officers of TmarPart.
GENERAL LIMITATION ON THE EXERCISE OF VOTING RIGHTS
Pursuant to TmarPart’s proposed bylaws, the maximum number of votes allowed to any shareholder or group of shareholders at any general shareholders’ meeting of TmarPart shareholders is limited to up to 10% of the capital stock, regardless of the number of shares (including those represented by ADSs) held by such shareholder or group of shareholders. See “Description of TmarPart’s capital stock—Limitations on the voting rights of certain holders of common shares” for further details.
REQUIREMENT OF A PUBLIC TENDER OFFER
Pursuant to TmarPart’s proposed bylaws, the acquisition of more than 19.9% of TmarPart’s share capital by any shareholder or group of shareholders will require such shareholder or group of

The transaction

shareholders to make a public tender offer for all of TmarPart shares at a price calculated and based on the criteria established in the proposed bylaws. See “Description of TmarPart’s capital stock—Mechanism to promote dispersed ownership of TmarPart’s shares.”
MONITORING OF EQUITY SHAREHOLDERS
Pursuant to TmarPart’s proposed bylaws, TmarPart’s Officer of Investor Relations is responsible for monitoring changes in TmarPart’s shareholding composition and alerting the proper authorities of any violations of TmarPart’s bylaws.
BREACHING OF LEGAL AND STATUTORY PROVISIONS
Any violations of the Brazilian corporate law or TmarPart’s proposed bylaws will, upon approval of TmarPart’s shareholders at a special shareholders’ meeting, result in the suspension of the violating shareholder’s voting rights. Such suspension will cease as soon as the violation ceases.
GENERAL PROVISIONS
Upon approval of the stock swap by TNL shareholders and TmarPart shareholders, the management of each of TNL and TmarPart will register and publish all acts related to the proposed restructuring and stock swap.
Any dispute arising from the restructuring documents will be venued in Rio de Janeiro, Brazil.
STOCK EXCHANGE LISTINGS
TmarPart will apply to list its common shares on the Novo Mercado under the symbol “OIOI3” (other than those shares represented by ADSs), including those issued in the stock swap to holders of TNL common and preferred shares. The TmarPart common shares to be issued in stock swap for TNL preferred shares represented by TNL ADSs will be represented by TmarPart ADSs and will be listed on the NYSE under the symbol “KOI.”

The restructuring documents
The following description of the material provisions of the documents related to the corporate restructuring and stock swap is qualified in its entirety by reference to the stock swap protocol dated                     , 2006, the Corporate Restructuring Valuation Report of Rothschild, the proposed bylaws of TmarPart and the Apsis valuation, copies of which are attached as Annex A, Annex B, Annex C and Annex D, respectively, to, and incorporated into, this prospectus. All TNL shareholders are encouraged to read the restructuring documents in their entirety for a more complete description of the terms and conditions of the stock swap.
THE STOCK SWAP PROTOCOL
The stock swap protocol, attached as Annex A to this prospectus, is an agreement between TmarPart and TNL required under Brazilian corporate law to establish the terms and conditions of the transaction, as well as the justification as to why the companies and their shareholders should pursue it. It is made available to the shareholders of both companies to help them understand the transaction and form an opinion when voting to approve or reject it. The stock swap protocol contains sections that discuss the following matters:

•	the primary terms of the stock swap;

•	the rationale, purposes and interests of the companies in implementing the transaction;

•	the required approvals and conditions for the transaction’s implementation;

•	Anatel’s approval of the stock swap;

•	the capital stock of the companies;

•	the valuation reports prepared by Rothschild to determine the exchange ratios;

•	the premium to be received by the current TmarPart shareholders;

•	the appraisal rights to which TNL common shareholders are entitled;

•	the new bylaws of TmarPart and the proposed change of its name;

•	other terms required by Brazilian corporate law;

•	the plans to list TmarPart on the Novo Mercado and NYSE; and

•	the intended structure for the board of directors of TmarPart if the stock swap is implemented.
To provide the full terms of the stock swap protocol, a copy of this document has been attached as Annex A to this prospectus.
TERMS OF TMARPART’S PROPOSED BYLAWS
Another restructuring document that will be made available to the shareholders of TmarPart and TNL prior to the extraordinary shareholders meetings is the proposed bylaws to be adopted by TmarPart if the stock swap is implemented. For a detailed description of the basic terms of such proposed bylaws, see “Description of TmarPart’s capital stock” elsewhere in this prospectus.

The restructuring documents

ROTHSCHILD VALUATION
General
The valuation analysis discussed herein has been prepared based on prospective financial information prepared and provided by the management of TNL. TNL does not as a matter of regular practice make public projections as to future sales, earnings, or other results. The prospective financial information used to prepare these analyses was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information.
TNL retained N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) to perform certain valuation analyses (the “Valuations”) in order to assist TNL in its determination of a proposed exchange ratio for the exchange of TNL’s and Tmar’s shares into TmarPart’s shares in connection with the corporate restructuring announced on April 17, 2006. On April 19, 2006, TNL made public a Valuation Report prepared by Rothschild containing the Valuations.
You should consider the following when reading the discussion of the Valuations of Rothschild below:

➢	TmarPart urges you to read carefully the entire Valuation Report of Rothschild, which is contained in Annex B of this prospectus and are incorporated by reference in this summary and which you can obtain as described in “Where You Can Find More Information.” The description of Rothschild’s Valuations set forth below is qualified in its entirety by reference to the full text of the Valuation Report.

➢	Rothschild’s Valuations were prepared for the exclusive use of TNL in connection with its analysis of the corporate restructuring, as described further below, and should not be used for any other purposes, including, without limitation, for the formation of capital under the terms of the Brazilian corporate law. The Valuations do not constitute Rothschild’s recommendation or opinion to the shareholders of the Telemar Companies with respect to whether the corporate restructuring is advisable for any shareholder or the fairness of the Corporate Restructuring from a financial point of view, and should not be used as such. All shareholders should conduct their own analysis of the corporate restructuring and should rely on their own financial, tax and legal advisors and not the Valuations in evaluating the corporate restructuring.

➢	The Valuations do not evaluate the underlying business decision by the Telemar Companies to engage in the corporate restructuring and do not constitute a recommendation to any of the Telemar Companies and/or the holders of the respective Telemar Companies’ shares (including, but not limited to, as to how any such holder shall exercise its rights to vote or any other rights with respect thereto).
In rendering its valuation analysis, Rothschild:

➢	reviewed certain financial analyses and forecasts for each of the Telemar Companies prepared and approved by its senior management; and

➢	reviewed publicly available audited financial statements for the years ended December 31, 2003, 2004 and 2005 of each of the Telemar Companies.
Rothschild also held discussions with members of the senior management of each of the Telemar Companies with respect to the business and prospects of the Telemar Companies and its subsidiaries, and considered other information, financial surveys, analyses, research and financial, economic and market criteria as it deemed appropriate.
In preparing the Valuations, Rothschild has assumed and relied, with the express consent of the Company and without independent verification, on the accuracy, content, truthfulness, consistency,

The restructuring documents

completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information provided to or discussed with us by the management of the Telemar Companies. Rothschild has not undertaken, and does not hereby undertake, any liability regarding independent validation of the information or to make an independent validation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Telemar Companies, nor has Rothschild examined the solvency or fair value of the Telemar Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, Rothschild undertakes no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the Telemar Companies are solely and exclusively responsible. In addition, Rothschild has not committed to conduct, and has not conducted, any physical inspection of the real estate, other assets or facilities of the Telemar Companies. Rothschild has assumed that the financial analyses and forecasts prepared by the senior management of each of the Telemar Companies, as approved by the senior management of such companies, has been prepared on a reasonable basis reflecting the currently available judgments and opinion of each such company.
Rothschild’s Valuations have been prepared assuming a stable macroeconomic scenario for Brazil. The Valuations and the results therefrom do not purport to reflect the prices at which any of the Telemar Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction. You should further understand that Rothschild is not an accounting firm and did not provide accounting or audit services in connection with the Valuations. In addition, since these Valuations are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and to various events or factors outside of the control of the Telemar Companies and Rothschild, neither Rothschild, nor any of its affiliates and representatives, undertake any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.
Rothschild’s Valuations are based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, April 19, 2006, the date of the Valuations. As a result, the Valuations are valid exclusively as of that date, as future events and other developments may affect the conclusions reached in the Valuations. Rothschild does not commit to update, review, revise or revoke the Valuations as a result of any subsequent event or development or for any other reason. In connection with the preparation of the Valuations, TNL and its board of directors did not authorize Rothschild to solicit, nor did Rothschild solicit, any indication of interest from third parties to acquire, in whole or in part, the shares of any of the Telemar Companies. Accordingly, the results contained in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which the Telemar Companies could be sold to a third party on the date hereof or in the future. In addition, the results specified in the Valuations do not represent any opinion with respect to the value of any shares of TmarPart (“TmarPart Shares”) to be issued in connection with the corporate restructuring or the price at which the TmarPart Shares will be traded after the corporate restructuring.
In addition, the Valuations treat the Telemar Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, fiscal or of other nature, or synergies, incremental value and/or costs for the Telemar Companies, if any, that may arise from the consummation of the corporate restructuring. In preparing the Valuations, in accordance with applicable laws and regulations, Rothschild did not take into account the following which may be material (1) the tax consequences of the Transaction for the holders of the Telemar Companies’ shares (other than as stated below); and (2) the impact of any fees and expenses that may result from the

The restructuring documents

consummation of the Corporate Restructuring, including, but not limited to, those related to any depositary services that may be charged to the holders of TNL’s ADSs. Pursuant to applicable laws and regulations, Rothschild has excluded the tax-related effects associated with the future use by TmarPart of the non-amortized premium arising from the purchase by TmarPart of shares of TNL. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.
The following are summaries of the material analyses conducted by Rothschild in preparation of the Valuations prepared and delivered as of April 19, 2006, and do not purport to be complete descriptions of the analysis performed by Rothschild. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.
Valuation methodology summary
The Valuations were comprised of two main steps: (1) calculation of the equity value of the Telemar Companies; and (2) distribution of the equity value among share types (ONs and PNs). The equity value of Tmar was calculated using the discounted cash flow method. The distribution of the equity value among share types was determined as follows: (1) PNs were valued at market price plus the average premium on previous tender offers (“Value of PNs”); (2) Value of ONs was equivalent to the total Equity Value less the Value of PNs; and (3) minority ON holders were valued at 80% of the price of the shares held by the controlling shareholder. The value of the holding companies (TNL and TmarPart) was calculated as the value of the shares held by them in their subsidiaries (Tmar and TNL, respectively).
A summary of Rothschild’s valuation methodology is set forth in the following table.

	Item	Methodology

A	Equity Value for 100% of companies	DCF
B	Value for PN shareholders (non-voting)	Market value for PN + average premium on previous tender offers
C	Value for ON shareholders	A minus B
D	Share price — ONs held by controlling shareholders (“ON A ”)	C/ [number of ON A shares + ( 80% * number of ON B shares)]
E	Share price — ONs held by minority shareholders (“ON B ”)	D * 80%
F	Share price — PNs	B/ number of PN shares
Valuation of the Telemar Companies
Rothschild performed a sum-of-the-parts discounted cash flow analysis to generate a range of indicative equity values of Tmar, treating Tmar as a stand-alone entity. The sum-of-the-parts analysis contemplates Tmar’s two main business: the mobile business and the fixed-line business (including all other company’s businesses other than the mobile business). The analysis was performed as of December 31, 2005, based on a projection period from 2006 to 2015. Unlevered free cash flows (operating income less income taxes, plus depreciation and amortization, less increases in working capital and less capital expenditures) before financing costs were projected by Tmar in nominal R$ (which were then converted to US$ based on a market consensus report disclosed by the Brazilian Central Bank) and based on financial statements of Tmar in accordance with Brazilian GAAP and therefore did not include any benefits or losses that may arise from the consummation of the Transaction.

The restructuring documents

A range of illustrative enterprise values for Tmar was obtained by the sum of (1) the net present value calculated as of December 31, 2005 with respect to the unlevered free cash flows of each of the two main businesses for the projection period; (2) the net present value calculated as of December 31, 2005 with respect to the terminal value of each of the two main businesses, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (assuming capital expenditures equal to depreciation and excluding temporary tax benefits); (3) the accrued value of a receivable from Hispamar Ltda; and (4) the net present value of fiscal benefits derived from the distribution of interest on equity. “Terminal Value” refers to the value of a particular asset at a specific future time. “Present Value” refers to the current value of future cash flows (including terminal value) obtained by discounting such future cash flows (including terminal value) based on an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 10.9% and 11.9% for the fixed-line business and between 12.2% and 13.2% for the mobile business. The perpetuity growth rate (in real terms) utilized for calculating the unlevered free cash flow was between -1.5% and -0.5% for the fixed-line business and between 1.5% and 2.5% for the mobile business.
The indicative equity values calculated for Tmar were determined by subtracting from the enterprise values previously calculated the total value of the net debt, as set forth in the audited balance sheets as of December 31, 2005. Net debt as set forth in the audited balance sheets as of December 31, 2005, included: (1) cash, hedges, debentures, loans and financing, and REFIS; (2) contingencies, net of judicial deposits; and (3) interest on equity and dividends already announced but not paid.
Based on these assumptions, the indicative equity values for Tmar ranged from R$30,161 million to R$36,275 million. The results of Rothschild’s sum-of-the-parts discounted cash flow analysis for Tmar are set forth in the following table.

	Consolidated EV and Equity
	value of TMAR (R$ million)

	Min	Mid	Max

Enterprise value — fixed-line business	31,250	33,312	35,807
Enterprise value — mobile business	7,431	8,119	8,988
Total	38,681	41,430	44,795
Net debt	8,520	8,520	8,520
Equity value	30,161	32,910	36,275
Rothschild’s valuation of TNL took into consideration that (1) TNL was a holding company which had Tmar as its main investment; and (2) as instructed by TNL’s management, Rothschild did not consider the value of TNL’s other subsidiaries since their contribution was not meaningful. The enterprise value of TNL was determined based on the value of the ON and PN shares that TNL holds in Tmar, as explained in greater detail in Value Distribution Among Share Types below. TNL is the controlling shareholder of Tmar.
The indicative equity values calculated for TNL were determined by subtracting from the enterprise values previously calculated the total value of the net debt, as set forth in the audited balance sheets as of December 31, 2005 and the net present value of projected expenses of TNL parent company. Net debt as set forth in the audited balance sheets as of December 31, 2005, included: (1) cash, hedges, debentures, loans and financing, and REFIS; (2) contingencies, net of judicial deposits; and (3) interest on equity and dividends already announced but not paid. The present values of projected expenses were calculated using a WACC between 10.9% and 11.9% and 0% perpetuity growth rate (in real terms).

The restructuring documents

Rothschild’s valuation of TmarPart took into consideration that (1) TmarPart was a holding company that controlled TNL and Contax; and (2) the investment in Contax would be spun-off simultaneously to the transaction and, therefore, the value of this investment was not considered in the valuation. The enterprise value of TmarPart was determined based on the value of the ON shares that TmarPart holds in TNL, as explained in greater detail in Value Distribution Among Share Types below. TmarPart is the controlling shareholder of TNL.
The indicative equity values calculated for TmarPart were determined by subtracting from the enterprise values previously calculated the total value of the net debt, as set forth in the audited balance sheets as of December 31, 2005 and the net present value of projected expenses of TNL parent company. Net debt as set forth in the audited balance sheets as of December 31, 2005, included: (1) cash, hedges, debentures, loans and financing, and REFIS; (2) contingencies, net of judicial deposits; and (3) interest on equity and dividends already announced but not paid. The present values of projected expenses were calculated using a WACC between 10.9% and 11.9% and 0% perpetuity growth rate (in real terms).
Based on these assumptions, the indicative equity values per ON share for TmarPart ranged from R$2.47 to R$3.31.
Value distribution among share types
Tmar’s and TNL’s PN shares are liquid. TMAR5 and TNLP4 are part of the São Paulo Stock Exchange composite and TNE is one of the most traded ADRs on the NYSE. In light of liquidity and no legal right to vote or tag-along in a change of control, Rothschild believed it was reasonable to use market prices for PN valuation purposes. Moreover, in Tmar there is a provision in the company’s by-laws that allows the company to redeem its PN shares at the greater of paid-in capital per share and market value per share.
Nonetheless, Rothschild also believed it was reasonable to assume that the share price of the PNs does not fully incorporate the value to buyout all the shares held by the public (“Takeout Premium”). Therefore, Rothschild assumed that the value of the PNs ranged between its share price and its share price plus the Takeout Premium.
The Takeout Premium was measured based on the average premium offered/paid on tender offers in Brazil for shares with comparable liquidity. Rothschild reviewed 11 delisting and voluntary tender offers announced in Brazil after 2000, excluding companies with low liquidity and limited significance and comparability. These included tender offers for PN shares of the following companies: Cosipa, Seara, CRT Celular, Tele Centro Oeste Celular Participações, Tele Leste Celular Participações, Tele Sudeste Celular Participações, Bunge, Bompreço, Banespa, Samitri and Odebrecht. For each of the 11 precedent tender offers, Rothschild determined the implied premium offered to minority holders of PN shares in relation to (1) the market price one day before the announcement of the tender offer; and (2) the 30-day average of the market price prior to the announcement of the tender offer. After reviewing these tender offers, Rothschild determined that the Takeout Premium for PN shares ranged from 20% to 30%.
The Takeout Premium was applied to the average share price over the last 30 days of trading up to April 13, 2006 (adjusted for dividends and interest on equity) of R$35.82 per share for TNLP4 and R$56.65 per share for TMAR5. The closing share price on the day prior to the announcement of the Corporate Restructuring was R$35.02 per share for TNLP4 and R$53.40 per share for TMAR5.
As explained previously, the value of the ONs in the Valuations was a function of the value of 100% of a company’s equity less the value attributed to the PNs. In order to distribute value among the ONs held by the controlling shareholders and the minority shareholders, Rothschild assumed that minority

The restructuring documents

shareholders receive 80% of the price per share paid to the controlling shareholder in lieu of the provision in the Lei das S.A.
The results of Rothschild’s value distribution among share types analysis are set forth in the following table:

		Valuation (based on mid-point
		of the range)

		Tmar	TNL	TmarPart

Equity value	R$ million	32,910	28,419	9,735
Valuation of PN shares
Value per share	R$/share	70.82	44.78	n/a
Total value of PN shares	R$ million	9,316	11,407	n/a
Valuation of ON shares
Total value of ON shares	R$ million	23,594	17,012	9,735
Value per share — controlling shareholders	R$/share	221.55	147.16	2.84
Value per share — minority shareholders	R$/share	177.24	117.73	2.84
Exchange ratios analysis
On the basis of the determinations from the valuation of each of the Telemar Companies and the value distribution among share types, Rothschild computed illustrative exchange ratios between shares of the Telemar Companies. The results of Rothschild’s exchange ratio analysis and sensitivity analysis are set forth in the following tables:

	Conversion of Tmar PN shares into Tmar ON shares

				Number of Tmar		received
	Value per share (R$)			ON shares		per share

Minority shareholders	Min	Mid	Max	Min	Mid	Max

Tmar PN	67.99	70.82	73.65	0.4265	0.3996	0.3688
Tmar ON	159.39	177.24	199.71	1.0000	1.0000	1.0000

	Corporate Stock Swap

				Number of TmarPart		received
	Value per share (R$)			shares		per share

Minority shareholders	Min	Mid	Max	Min	Mid	Max

Tmar ON	159.39	177.24	199.71	64.5687	62.4994	60.3882
TNL PN	42.99	44.78	46.57	17.4142	15.7897	14.0811
TNL ON	103.00	117.73	136.62	41.7265	41.5145	41.3114
TmarPart	2.47	2.84	3.31	1.0000	1.0000	1.0000
The preparation process of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process which involves subjective judgment and is not susceptible to a partial analysis or a summary description. In arriving at its conclusions, Rothschild did not attribute any subjective value to any particular factor considered by it; rather, Rothschild made qualitative judgments of the importance and relevance of all the factors considered therein. Accordingly, Rothschild believes that the Valuations should be considered as a whole and that the analysis of selected portions and other factors considered therein can result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented in the Valuations refer solely to the corporate restructuring and do not extend to any other present or future matters or transactions regarding the Telemar Companies, the economic group to which they belong to or the sector in which they operate.

The restructuring documents

Rothschild and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Rothschild has been engaged by TNL and, irrespective of whether the corporate restructuring is consummated, Rothschild will receive a fee for its services. Moreover, TNL has agreed to reimburse Rothschild’s expenses and indemnify it for certain liabilities that may arise as a result of this engagement. In addition, Rothschild has been engaged to advise the Selling Shareholders in the current secondary offering, and will receive a fee for these services. Rothschild may also provide investment banking services to each of the Telemar Companies and their affiliates in the future. In connection with the above-described services, Rothschild has received, and may receive, compensation.
The companies of the Rothschild group provide services to the securities industry in securities trading, investment management and other related financial services for both companies and individuals. In the ordinary course of these activities, the companies of the Rothschild group may provide such services to each of the Telemar Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Telemar Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Rothschild does not have a direct or indirect interest in the corporate restructuring, bearing in mind however that, as common market practice, a portion of Rothschild’s remuneration with respect to the services is subject to the successful execution of the corporate restructuring. Except as explained in the first and second sentences of this paragraph, Rothschild does not have a direct or indirect interest in the TmarPart. In our opinion, notwithstanding any statement made herein, neither the controlling shareholders nor the senior management of TmarPart directed, limited, complicated or practiced any act that have or could have compromised the access, utilization or understanding of information, assets, documents or work methodologies relevant for the quality of the Valuations.
APSIS VALUATION
The valuation report discussed in this section has been prepared based on prospective financial information prepared by the management of TmarPart and TNL. TmarPart and TNL do not as a matter of course make public projections as to future sales, earnings, or other results. The prospective financial information used to prepare these valuation reports was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The management of TmarPart and TNL are responsible for such information, and in their view, it was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of TmarPart and TNL. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information.
In connection with the selection of financial advisors, TmarPart and TNL received recommendations from Tmar for a potential financial advisor, namely Apsis Consultoria Empresarial Ltda, or Apsis. Apsis was requested to submit a proposal with respect to the fees and services to be provided in the context of the proposed transaction. Apsis was selected on the basis of its experience and expertise and the strength of its proposal. Subsequent to its selection, the Board of Directors of each of TmarPart and TNL ratified the appointment of Apsis.
Neither the independent auditor of TmarPart and TNL, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information

The restructuring documents

used to prepare the valuation reports, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, this prospective financial information.
The valuation report prepared by Apsis
Apsis has been selected and retained as TmarPart’s and TNL’s financial advisor to render a valuation report solely for the purpose of appraising the equity of both TmarPart and TNL, under the same criteria and on the same dates, and at market price, for the purposes of Article 264 of Brazilian corporate law, based upon and subject to the considerations and limitations set forth in the valuation report. The valuation report prepared by Apsis is subject to the assumptions and considerations described in such valuation report. Apsis’ advisory services and valuation report were presented to the Board of Directors of each of TmarPart and TNL on April 20, 2006 for use in consideration of the stock swap. The valuation report is not to be used by any other person or for any other purpose and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote on any matters relating to the stock swap. Apsis did not make a recommendation with respect to the exchange ratio, which was determined through discussions between the parties to the stock swap.
Summary of Apsis’ valuation report
Apsis’ valuation report was rendered to the Board of Directors of each of TmarPart and TNL on April 20, 2006. The summary of Apsis’ valuation report set forth below is qualified in its entirety by reference to the full text of the report.
Apsis was contracted by TmarPart and TNL to calculate the exchange ratios of TNL shares not owned by TmarPart, for TmarPart shares, with the appraisal of the equity of both TmarPart and TNL, under the same criteria and on the same dates, and at market price, for the purposes of Article 264 of Brazilian corporate law.
The technical procedures employed in this report comply with the appraisal rules criteria, and the calculations to determine the assets’ value were based on the income, assets and market approach. This report shows the assets and liabilities of TmarPart and TNL at market values, as used to adjust the book net equity of TNL and TmarPart based on the assets approach.
In rendering its valuation report, Apsis held discussions with representatives of each of TmarPart and TNL concerning the nature of their assets and liabilities, in order to calculate the market value and adjust the book net equity of each of TmarPart and TNL. Apsis also performed technical visits in order to inspect the property, plant and equipment listed by TmarPart, TNL and their respective operating subsidiaries.
Apsis’ valuation report was also based on the financial statements of TmarPart and TNL as of and for the twelve-month period ended December 31, 2005.
Managements of each of TmarPart and TNL have advised Apsis that the financial information of each of TmarPart and TNL, respectively, as of and for the twelve-month period ended December 31, 2005, was prepared in accordance with Brazilian corporate law. TmarPart and TNL have directed Apsis to rely on such financial information, and Apsis has not performed an independent verification of such financial information and does not assume responsibility therefore.
In addition, in preparing its valuation report, Apsis assumed and relied on the accuracy, completeness and reasonableness of all financial and other information and data supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. In addition, Apsis

The restructuring documents

assumed an obligation to conduct a physical inspection of the properties and facilities of TmarPart, TNL and their respective subsidiaries.
For purposes of its valuation analyses, Apsis did not take into account tax-related effects that TNL’s shareholders may experience in connection with the stock swap, or any fees and expenses that may be incurred in connection with the settlement of that transaction.
Apsis’ valuation report is necessarily based on information available to it and financial, stock market and other conditions and circumstances existing and disclosed to Apsis as of the date of the valuation report.
Apsis has no obligation to update or otherwise revise its valuation report should any future events or conditions affect its valuation analyses or conclusions.
The scope of Apsis’ valuation analyses was limited to the appraisal of the equity of both TmarPart and TNL, under the same criteria and on the same dates, and at market price, for the purposes of Article 264 of Brazilian corporate law and did not address, among other things:

➢	treatment given to different classes of shares of each of TmarPart or TNL, as the case may be;

➢	any other transaction relating to the shares of TmarPart or TNL, as the case may be;

➢	TNL’s underlying business decision to effect the stock swap, and

➢	the prices at which TNL or TmarPart securities, as the case may be, may actually be sold.
Apsis’ valuation report is not intended to be and does not constitute a recommendation or opinion to TmarPart or TNL, as the case may be, nor does it constitute a recommendation or opinion to any shareholder of TmarPart or TNL, as to any matters relating to the stock swap, including as to how shareholders should vote on the stock swap.
The following is a summary of the material analyses undertaken by Apsis in connection with the rendering of its valuation report. The summary includes information presented in tabular format. In order to fully understand the methodologies used by Apsis, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the analyses.
Using the financial statements provided by management of each of TmarPart and TNL, Apsis performed adjustments on the book value of their assets and liabilities, based on the assets approach— net equity at market value. This methodology derives from GAAP, where the financial statements are prepared based on the historical cost principle, i.e. the acquisition cost. Due to this fact and basic accounting principles, the book value of a company’s assets minus the book value of its liabilities is equal to the book value of its net equity. This methodology first considers the book value of the assets and liabilities, and requires adjustments to a few of these items, so as to reflect their likely realization values. The result of this method may give an initial base to estimate a company’s value, and a useful base to compare the results of other methodologies. On the other hand, the basic principles of economics allow us to create the following appraisal technique: the assets’ defined value minus the liabilities’ defined value is equal to the defined value of a company’s net equity. Within an appraisal view, the relevant value definitions are those appropriate to the appraisal purposes. Therefore, the asset approach aims at evaluating a company’s value by adjusting the book values (net balance) to their respective fair market values. The assets and liabilities deemed relevant are evaluated by the fair market value, with the comparison of this value and its book value (net balance).
The general appraisal criteria used to adjust the assets subject to appraisal at market price are detailed in Apsis’ complete report.

The restructuring documents

These adjustments, duly analyzed, are added to the book net equity value to determine a company’s market value by the assets approach. The fair market value of a company will be the net equity, with due regard for the adjustments found for the appraised assets and liabilities.
The table below shows TNL net equity at market price, including the respective adjustments of the main accounts:

Relevant accounts		Book value	Market value	Adjustment

		(in millions of reais)
Assets		12,895.43	21,576.56	8,681.12
Short-term assets		3,297.90	3,297.90	0.00
Long-term assets		627.69	524.32	(103.38)
Permanent assets		8,969.84	17,754.34	8,784.50
Investments		8,942.84	17,727.34	8,784.50

Ôi Part.	100.00	0.35	0.13	(0.22)
HiCorp. Comunic.	100.00	104.75	104.53	(0.22)
Telemar Norte Leste	89.89	8,815.12	17,600.11	8,784.99
Telemar Telecom.	100.00	10.01	10.01	0.00
TLN.Net Part.	100.00	4.93	4.89	(0.05)
TNL Trading	100.00	0.03	0.03	0.00
Others		7.63	7.63	0.00
Goodwill/Discount		0.00	0.00	0.00
Fixed assets		27.00	27.00	0.00

Land		8.81	8.81	0.00
Buildings		10.68	10.68	0.00
Transmission/Switching		0.00	0.00	0.00
Network Access/Link		0.00	0.00	0.00
Others		7.51	7.51	0.00
Deferred Assets		0.00	0.00	0.00

Liabilities		(4,536.59)	(6,162.59)	(1,626.00)

Short-term liabilities		(2,775.07)	(2,775.07)	0.00
Long-term liabilities		(1,761.52)	(3,387.52)	(1,626.00)

Net equity		(8,358.84)	(15,413.96)	(7,055.12)

Value of TNL shares

	Share value—per
382,121,700 shares(*)	one thousand shares

Book equity value	R$	21,874.814518
Adjustment per share	R$	18,463.025944
Equity amount adjusted at market value	R$	40,337.840462

(*)	excluding the treasury shares

Voting securities and principal holders thereof
TNL
TNL has two outstanding classes of equity, common shares and preferred shares (including the preferred shares represented by ADSs). Generally, only the common shares have full voting rights. The preferred shares have limited voting rights. As of                     , 2006, TmarPart owned 53.8% of TNL common shares. As a result, TmarPart is able to elect the majority of the Board of Directors of TNL and to its direction and future operations.
The following table sets forth information concerning the ownership of common shares by TmarPart and by other shareholders holding five percent or more of TNL common shares as of December 31, 2005. Except for the shareholders listed below, TNL is not aware of any other shareholder of TNL owning more than five percent of common shares.

		Percentage of
	Number of common	outstanding
TNL major shareholders	shares owned	common shares

Telemar Participações S.A.	68,504,187	53.8
Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI	6,754,848	5.17
TMARPART
We currently have one outstanding class of equity, common shares, no par value. Certain of our current shareholders are parties to two shareholders’ agreements that address, among other things, voting rights at TmarPart shareholders’ meetings, rights of first refusal and preemptive rights. These shareholders’ agreements will be terminated as a condition to the consummation of the stock swap and secondary offering.
The following table sets forth information concerning the ownership of the common voting stock of TmarPart as of December 31, 2005.

		Percentage of
	Number of common	outstanding
TmarPart shareholders	shares owned	common shares

BNDES Participações S.A.— BNDESPar	858,225,280	25.000
Fiago Participações S.A.	683,147,324	19.900
Lexpart Participações S.A.	352,730,590	10.275
L.F. Tel S.A.(1)	352,730,590	10.275
Asseca Participações S.A.(1)	352,730,590	10.275
AG Telecom Participações S.A.(1)	352,730,590	10.275
Brasil Veiculos Companhia de Seguros	171,645,056	5.000
Brasilcap Capitalização S.A.	171,645,056	5.000
Fundação Atlântico de Seguridade Social	137,316,044	4.000

Total	3,432,901,120	100.000

(1)	These current shareholders will sell 100% of their interests in TmarPart in the secondary offering.
The following is a brief description of the major shareholders of TmarPart as of December 31, 2005:
AG TELECOM PARTICIPAÇÕES S.A. is a company of the Andrade Gutierrez Group, which manages the telecommunications business of this group. Currently, the Andrade Gutierrez Group focuses on

Voting securities and principal holders thereof

four core businesses: (a) heavy construction throughout Brazil, Portugal, and other Latin American countries; (b) public concessions in Brazil (primarily highways and water treatment); (c) telecommunications in Brazil, and (d) real estate enterprises in Brazil.
ASSECA PARTICIPAÇÕES S.A. is a company controlled by GP Investments and the Macal group. GP Investments is the largest private equity company in Brazil, holding shares and investments in various economic sectors. Macal holds shares in several companies, principally in the telecommunications area, including Mcom Mobile S.A. (trunking and radio services), and Almax Alumínio S.A.
BNDES PARTICIPAÇÕES S.A.—BNDESPar is a subsidiary of the BNDES, a federal economic and social development bank linked to the Brazilian Ministry of Development, Industry and External Trade which is dedicated to offering long-term financing to entrepreneurial activities that may contribute to the development of the country’s economy. BNDESPar is dedicated to strengthening the capital structure of private companies. See “Related party transactions—BNDES facilities.”
BRASIL VEÍCULOS COMPANHIA DE SEGUROS is a company created in March 1997 from the association of Banco do Brasil-Banco de Investimento S.A. and Sul América, a Brazilian company that acts in all segments of the insurance market, including automobile insurance. According to the Brazilian Private Insurance Superintendence (Superintendência de Seguros Privados), Brasilveículos is ranked seventh in the automobile insurance market in Brazil with an approximate 6% market share in 2005.
BRASILCAP CAPITALIZAÇÃO S.A. is a company established in 1995 from the association of Banco do Brasil, Sul América Capitalização, Icatu Hartford Capitalização and Companhia de Seguros Aliança da Bahia that conducts business in the capitalization market. The company has been a market leader since the second year of its operations. It has already sold over 11 million account certificates (títulos de capitalização) and distributed more than R$415 million in cash prizes in connection with such certificates.
FIAGO PARTICIPAÇÕES S.A. is a holding company controlled by the pension funds Previ (Banco do Brasil), Telos (Embratel), Funcef (Caixa Econômica Federal), Sistel (Sistema Telebrás) and Petros (Petrobrás), which was formed to hold certain equity investments of those funds. It was established in January 1998 to participate in the privatization of Telebrás. In July 1998, it acquired 3.8327% of TNL’s total capital at that time.
LEXPART PARTICIPAÇÕES S.A. is a company of the Inepar group, which operates in Brazil and in other countries in Latin America. The Inepar group offers telecommunications, energy and construction services. The company’s activities in telecommunications including participation in cable TV, mobile services, internet access services and radio call services (paging).
L.F. TEL S.A is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group has investments in the commercial real estate sector in Brazil. It partially owns and manages nine shopping malls in the Southern and Southeastern regions of the country. In 1997, the group entered the telecommunications sector by acquiring a small stake in B and B Mobile Operators, Americel and Telet, which were sold in 2001. The current Chairman of our Board of Directors, Carlos Francisco Ribeiro Jereissati, is the CEO of the Jereissati Group.
FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL is a private pension fund manager that manages two benefit plans, TelemarPrev and PBS Telemar, with approximately 20,000 members who either benefit from or contribute to such plans. It has assets of approximately R$2.6 billion under management, which places it as the 17th pension fund manager of Brazil.

Voting securities and principal holders thereof

RESTRICTIONS ON PARTICIPATION IN CONTROL BY LEXPART, FIAGO, BRASILCAP AND BRASIL VEíCULOS
Lexpart, Fiago, Brasilcap and Brasil Veículos (each shareholders of TmarPart) are currently not voting their shares or otherwise participating in the control and administration of TmarPart (and therefore, TNL) as a result of their respective control relationships with other telecommunications operators in Brazil.
TMARPART SHAREHOLDERS’ AGREEMENTS
Certain of TmarPart’s shareholders are parties to two shareholders’ agreements with respect to their interests in TmarPart. The termination of the shareholders’ agreements is a condition to the consummation of the stock swap.
On July 28, 1999, the shareholders of TmarPart signed the original shareholders’ agreement. The shareholders’ agreement outlines the (1) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of TmarPart; (2) conditions which would constitute a burden on the shares or subscription rights; and (3) appraisal rights in the case of an assignment of shares of TmarPart in the event of a transfer of control of the shareholder.
On August 3, 1999, the shareholders of TmarPart signed a second shareholders’ agreement. The second shareholders’ agreement outlines the (1) rules in regard to voting rights during the general shareholders’ meetings of TmarPart which deal with subjects related to the management of TmarPart; (2) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (3) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of TmarPart, TNL and Tmar; (4) installation of the executive committee responsible for giving support to the Board of Directors; (5) rules for the reelection of the members of the Board of Directors and Executive Officers; and (6) guidelines for transactions entered into between and among TmarPart, TNL and its subsidiaries.
RELATED PARTY TRANSACTIONS
Set forth below is a description of the related party transactions that are material to TmarPart, TNL and of the loans made by TmarPart and TNL to their subsidiaries. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties, see Note 28 to the consolidated financial statements.
Loans between TNL and its subsidiaries
TNL makes loans to its subsidiaries to provide them with working capital for their operating activities. The loans reflect market conditions and do not necessarily bear the same costs that TNL bears in its own loans. Additionally, these loans typically have no defined maturity date and no covenants, unlike the terms and conditions generally in loans made by TNL to unrelated third parties.
As of December 31, 2005, the aggregate indebtedness of TNL’s subsidiaries to TNL was R$348.4 million, represented mainly by loans to Tmar. As a result of Oi’s acquisition by Tmar, the indebtedness of Oi to TNL was transferred to and assumed by Tmar. See “Information about TmarPart’s business—Sale of Oi to Tmar.”

Voting securities and principal holders thereof

BNDES facilities
In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Tmar entered into bridge loan agreements with the BNDES, the controlling shareholders of BNDESPar, which holds 25% of TmarPart’ voting capital. The total amount of these loans was R$400.0 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year.
In December 2000, Tmar renegotiated the terms of these bridge loan agreements permitting it to enter into a long-term loan with the BNDES. The BNDES long-term loan had an outstanding balance of R$1,137.7 million at December 31, 2005, of which 77.8% was denominated in reais, incurred in TJLP interest rates and was payable in equal monthly installments beginning in December 2000, with final maturity in January 2008.
In December 2003, Tmar entered into a new loan agreement with the BNDES to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 through 2004. From December 2003 to October 2004, Tmar borrowed R$529.6 million under the 2003 BNDES loan. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in May 2005 until final maturity of the 2003 BNDES loan in January 2011. The TJLP interest rate is determined quarterly by the BNDES.
In September 2004, Oi entered into a financing contract of up to R$663.0 million with the BNDES, to finance its investment plan, based on the TJLP, and borrowed R$400.0 million in 2004. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012. In December 2005, this facility was transferred from Oi to Tmar.
In July 2005, Tmar obtained a credit facility from the BNDES of up R$218 million to to finance the Company’s program for achievement of universal service targets for 2005 and borrowed R$82.5 million in 2005. This facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP.
In December 2005, Tmar obtained a new credit facility from the BNDES to finance the Company’s program for accomplishing obligations established in the New Concession Angreement and borrowed R$23.9 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.
For more information on the BNDES Facilities, see “Risk Factors—Risks relating to our business”, “TmarPart’s management’s discussion and analysis of financial condition and results of operations—Outstanding credit facilities”, and Note 21 to the consolidated financial statements.
Rental of transmission infrastructure
AIX renders services to Tmar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2005, such costs added up to R$24.4 million.
Transfer of TNL’s shares in Oi to Tmar
On May 30, 2003, TNL sold to Tmar all of the shares held by TNL in Oi, representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which is equal to the net equity value of Oi at market price, on the base date of March 31, 2003, as determined by a fair value appraisal valuation conducted by an independent public accounting firm. See “Information about TmarPart’s business—Sale of Oi to Tmar” and “Information about TmarPart’s business—Legal proceedings—Sale of Oi to Tmar.”

Voting securities and principal holders thereof

Contax S.A. agreement
Tmar and Oi are parties to a contact center services agreement with Contax according to which Contax renders contact center services to Oi on a full-outsourced basis. This agreement was negotiated on an arm’s-length basis. Prior to such contracts, Contax performed all contact center activities to Tmar and Oi, under various contracts, both on a full-outsourced as well as on a partial-outsourced basis. Such partial outsourcing services were usually performed at facilities, and with equipment, owned by Tmar. Tmar was also responsible for all facilities costs incurred by Contax in connection with those services, such as general maintenance expenses and electricity.
Our relationship with Contax is currently represented by several distinct and independent services, such as customer services for Tmar’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for ADSL subscribers, and debt collection services.
In 2004, Oi had R$69.2 million in operating expenses with Contax, representing 2.6% of its total operating costs and expenses for that year. Tmar’s operating expenses paid to Contax in 2004 were R$380.5 million, representing 3.0% of its total operating expenses in that year. Because all these companies were TNL subsidiaries in 2004, which allowed TNL to consolidate all of their results into its consolidated financial statements, the payment of these fees from Tmar and Oi to Contax had no effect on TNL’s financial condition and results of operations. However, this has changed in 2005, as TNL’s consolidated financial statements no longer consolidates Contax’s results due to the spin-off of this company to shareholders of TNL in December 2004. In 2005, total consolidated expenses with services from Contax amounted to R$388.2 million.

TNL extraordinary general shareholders’ meeting
We have prepared this prospectus to provide TNL’s shareholders with important information about the proposed stock swap, the TmarPart common shares (including common shares represented by TmarPart ADSs) to be issued to TNL shareholders in the stock swap and the procedures to be followed by TNL shareholders to attend and vote at the TNL extraordinary general shareholders’ meeting to approve the stock swap.
DATE, TIME, PLACE AND PURPOSE OF THE TNL EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
TNL will hold the extraordinary general shareholders’ meeting at                     a.m., local time, on                     , 2006, at TNL’s principal executive offices at Rua Humberto de Campos 425, 8° andar, City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
Under TNL’s bylaws, holders of TNL’s preferred shares and, consequently TNL’s ADSs, do not have the right to vote on the stock swap. Nonetheless, TmarPart’s current shareholders have agreed to vote in accordance with the result of the vote by the minority shareholders of TNL, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders. As a result, at the extraordinary shareholders’ meeting, the Board of Directors of TNL will conduct an “advisory vote” of all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders, in respect of the stock swap.
The vote for approval of the stock swap will be conducted via two votes. The first vote is the “advisory vote” in which the minority shareholders (including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders) will instruct TmarPart as to whether they would reject the stock swap. The second vote is the vote that is required under Brazilian corporate law to approve (1) the stock swap (which requires that the stock swap be approved by a majority of the outstanding common shares); and (2) the other items ancillary to the stock swap that require shareholder approval.
In the advisory vote, all of TNL’s minority shareholders, including TNL’s minority common shareholders, TNL’s preferred shareholders and TNL’s ADS holders (voting through The Bank of New York, the depositary for the TNL ADSs), will be asked to consider whether they would reject the stock swap. TmarPart and the directors and executive officers of TNL will not take part in this vote. If more than a majority of the outstanding minority shares vote to reject the stock swap, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such vote being conditioned upon completion of the secondary offering and the other conditions as described herein.
If the stock swap is approved by the TNL shareholders, an extraordinary shareholders’ meeting of TmarPart will be convened in order to approve the stock swap and other items ancillary to the stock swap that require shareholder approval. As a Brazilian corporate formality a second TmarPart extraordinary shareholders’ meeting is required to be held after the secondary offering is priced in order to approve the valuation reports, which is required to complete the stock swap.
RECORD DATE; QUORUM
Only TNL common and preferred shareholders of record as of the close of business, local time, on                     , 2006 will be entitled to attend and vote at the TNL extraordinary general shareholders’ meeting. In the case of TNL’s ADS holders, only those persons who hold ADSs as of the close of business, local time, on                     , 2006 will be entitled to instruct The Bank of New York as to how to vote at the TNL extraordinary general shareholders’ meeting.
The presence of TmarPart at the meeting will be sufficient to create a quorum.

TNL extraordinary general shareholders’ meeting

VOTE REQUIRED FOR APPROVAL OF THE STOCK SWAP
The stock swap must be approved by a majority of the outstanding common shares of TNL. Based on its current holdings of 53.8% of the outstanding common shares of TNL, TmarPart alone has the required voting power to approve the stock swap.
If more than 50% of the outstanding minority shares (including the TNL minority common shares, TNL preferred shares and TNL ADSs) vote to reject the stock swap in the advisory vote, then TmarPart has agreed to vote against the stock swap. If not, TmarPart has agreed to vote in favor of the stock swap, such vote being conditioned upon completion of the secondary offering and the other conditions as described herein.
NEITHER TMARPART NOR TNL IS ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND TMARPART OR TNL A PROXY.
At the close of business, local time, on May 8, 2006, directors and executive officers of TNL beneficially owned, in the aggregate, approximately 72 TNL common shares and 5,953 TNL preferred shares, representing approximately 0.002% of TNL’s total capital stock. See “TNL’s management—Share ownership of directors and officers.”
VOTE BY HOLDERS OF TNL COMMON OR PREFERRED SHARES
Holders of TNL’s common or preferred shares must attend the TNL extraordinary general shareholders’ meeting in person or by proxy in order to vote. TNL’s shareholders must present a statement issued by the registrar of the TNL share registry confirming their shareholders’ equity at least 48 hours prior to the extraordinary general shareholders’ meeting in order to attend the extraordinary general shareholders’ meeting. A shareholder may be represented at the extraordinary general shareholders’ meeting by a proxy granted within one year of the date of the meeting to any other shareholder, any director or officer of TNL, a lawyer or a financial institution. A proxy will be required to show original or certified copies of the documents that grant him or her powers of representation. An investment fund must be represented by its manager (administrador).
TNL shareholders should contact the registrar of the TNL share registry, at the address of phone number set forth below, for information on how to receive a statement confirming their shareholders’ equity.

Banco do Brasil S.A.
Rua Lélio Gama 105, 26° andar
20031-080, Rio de Janeiro
Rio de Janeiro, Brazil
Tel: +55 21 3808-3715
Fax: +55 21 3808-3466
Any powers-of-attorney granting special powers of representation for representation at the extraordinary general shareholders’ meeting on behalf of a shareholder must be delivered to TNL (Attention: Legal Department) at the address listed below at least 48 hours prior to the extraordinary general shareholders’ meeting.

Tele Norte Leste Participações S.A.
Rua Humberto de Campos 425, 6° andar
22430-190, Rio de Janeiro
Rio de Janeiro, Brazil
Email: invest@telemar.com.br

TNL extraordinary general shareholders’ meeting

VOTE BY HOLDERS OF TNL ADSs
As a holder of TNL ADSs, you are not entitled to attend the TNL extraordinary general shareholders’ meeting in person, but instead you will be represented at the meeting by The Bank of New York as the depositary of TNL ADSs. The depositary will separately send you information related to your vote. You should provide the depositary with timely voting instructions in accordance with that information with respect to the preferred shares represented by your TNL ADSs to enable the depositary to vote such shares represented by TNL ADSs at the TNL extraordinary general shareholders’ meeting.
If you do not provide the depositary with voting instructions, it will not vote your shares. Because TmarPart’s current shareholders will only vote to reject the stock swap if a majority of the outstanding minority shares vote against the stock swap in the advisory vote, any such non-vote will essentially be treated as a vote in favor of the stock swap.
The depositary has set       p.m. (New York City time) on                     , 2006 as the date for determining those holders of TNL ADSs entitled to provide voting instructions. See “TNL extraordinary general shareholders’ meeting—Vote by holders of your TNL ADSs” and “Specific considerations for holders of TNL ADSs” respectively.
Alternatively, holders of TNL ADSs may, if they wish, attend the extraordinary general shareholders’ meeting in person (or nominate someone to attend on their behalf) as long as they present their TNL ADSs for cancellation and arrange for delivery of the underlying TNL preferred shares, which, if registered in their name in a timely manner, will enable them to attend the extraordinary general shareholders’ meeting as shareholders of TNL. Holders of TNL ADSs should keep in mind the depositary’s fee of US$5.00 per 100 ADS (or portion thereof) applicable to any and all cancellations thereof. See “Specific considerations for holders of TNL ADSs—Vote by holders of TNL ADSs” for further details.
QUESTIONS ABOUT VOTING YOUR SHARES AND ADSs
If you have any questions about how to vote your TNL shares, you may contact:

Tele Norte Leste Participações S.A.
Rua Humberto de Campos 425, 8° andar
22430-190, Rio de Janeiro
Rio de Janeiro, Brazil
Attention: Investor Relations
Telephone (Brazil): +55 21 3131-1208
Email: invest@telemar.com.br
If you have any questions about how to vote your TNL ADSs, you may contact:

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

TNL extraordinary general shareholders’ meeting

Specific considerations for holders of TNL ADSs
Holders of TNL ADSs should take into account the information contained in this section, in addition to other information contained elsewhere in this prospectus, to understand their rights in the proposed stock swap and what they should do in order to exercise these rights.
VOTING RIGHTS
Under Brazilian corporate law holders of TNL preferred shares and, consequently, TNL ADSs, do not have the right to vote on the stock swap. However, the Board of Directors of TNL has extended certain voting rights to all holders of preferred shares, including preferred shares represented by TNL ADSs, in respect of the stock swap. See “TNL extraordinary general shareholders’ meeting.”
VOTE BY HOLDERS OF TNL ADSs
As a holder of TNL ADSs, you are not entitled to attend the TNL extraordinary general shareholders’ meeting in person, but instead will be represented at the meeting by The Bank of New York as the depositary of TNL ADSs. The depositary will mail to the holders of TNL ADSs a notice containing:

•	the information in the call notice for the TNL extraordinary general shareholders’ meeting;

•	a statement that each holder of TNL ADSs will have the right to instruct the depositary to vote at the TNL extraordinary general shareholders’ meeting with respect to the stock swap; and

•	a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the depositary to give a discretionary proxy to a person designated by TNL, if that is the case.
You should provide the depositary with timely voting instructions with respect to the preferred shares represented by your TNL ADSs to enable the depositary to vote such shares represented by TNL ADSs at the extraordinary general shareholders’ meeting. The depositary has set       p.m. (New York City time) on                     , 2006 as the date for determining those holders of TNL ADSs entitled to provide voting instructions. See “TNL extraordinary general shareholders’ meeting—How to vote your TNL shares and ADSs”.
If you do not provide the depositary with voting instructions, it will not vote your shares. Because TmarPart’s current shareholders will only vote to reject the stock swap if a majority of the outstanding minority shares vote against the stock swap in the advisory vote, any such non-vote will essentially be treated as a vote in favor of the stock swap.
Alternatively, holders of TNL ADSs may, if they wish, attend the extraordinary general shareholders’ meeting in person (or nominate someone to attend on their behalf) so long as they present their TNL ADSs for cancellation and arrange for delivery of the underlying TNL preferred shares, which, if registered in their name in a timely manner, will enable them to attend the extraordinary general shareholders’ meeting as a shareholder of TNL. Holders of TNL ADSs would be required to pay the depositary’s fee of US$          per           ADS (or portion thereof) applicable to any and all cancellations thereof.
Holders of TNL ADSs that wish to surrender their ADSs and hold the underlying preferred shares in order to attend the TNL extraordinary general shareholders’ meeting in person will also be required to comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council and CVM Instruction No. 325, or Law 4,131/62. See “Information about TmarPart’s business—Exchange control and other limitations affecting shareholders” for a description of these registration requirements. In case holders of ADSs do not comply with these registration requirements,

Specific considerations for holders of TNL ADSs

their investment in TNL preferred shares will not be registered with Brazilian Central Bank and therefore they may be subject to adverse tax treatment and to limitations on their ability to repatriate funds relating to this investment upon the sale of the preferred shares on the BOVESPA. See “Material tax considerations”.
APPRAISAL RIGHTS
Under Brazilian corporate law, holders of TNL preferred shares and TNL ADSs are not entitled to appraisal rights in connection with the corporate restructuring because TNL preferred shares meet certain liquidity and dispersion thresholds set forth in the Brazilian corporate law that eliminate appraisal rights that would have otherwise been available. See “The Transaction—appraisal rights”.
DELIVERY AND TRADING OF TMARPART ADSs
Registered holders of TNL ADSs will need to surrender their TNL ADSs and pay the fees and expenses of the TNL depositary and the TmarPart depositary to receive TmarPart ADSs. Non-registered holders of TNL ADSs that hold the ADSs in “street name” through a broker, bank, custodian or other nominee, will not need to take any action unless the broker, bank, custodian or other nominee informs otherwise.
Holders of TNL ADSs may continue to trade their TNL ADSs under the ticker symbol “TNE” on the NYSE until such time as the TmarPart ADSs are authorized for listing on the NYSE. TmarPart expects that the TmarPart ADSs will be authorized for listing on the NYSE, subject to official notice of issuance, by the same time that TmarPart common shares are listed on the Novo Mercado.

Description of TmarPart’s capital stock
Set forth below is a description of TmarPart’s capital stock following consummation of the stock swap. The following description is a summary of (1) the proposed bylaws of TmarPart that, if approved at the general shareholders’ meeting of TmarPart shareholders convened to approve the stock swap, will be in effect upon implementation of the stock swap; (2) the relevant provisions of the Brazilian corporate law; (3) the relevant rules and regulations of the CVM; and (4) the relevant rules of the Novo Mercado applicable to TmarPart’s capital stock.
This description does not purport to be complete and is qualified by reference to TmarPart’s proposed bylaws attached as Annex C to this prospectus and by reference to the Brazilian corporate law, the rules and regulations of the CVM and the rules of the Novo Mercado. Copies of such documents are available, without charge, to any person, including any beneficial owner of TNL shares to whom this document is delivered, by following the instructions listed under “Where you can find more information.” As a result of the listing of TmarPart’s common shares on the Novo Mercado, TmarPart will not be able to issue preferred shares and, accordingly, this section does not refer to Brazilian statutory rights conferred upon holders of preferred shares.
GENERAL
Currently, TmarPart is a closely-held company organized under Brazilian law and reporting to the CVM. TmarPart’s shares are not listed on any exchange but it has debentures trading on the BOVESPA. Its registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. TmarPart is duly registered with the Commercial Registry of the State of Rio de Janeiro under NIRE No. 33.300.166.017. After the proposed restructuring, TmarPart will have its common shares widely held in the market and listed on the Novo Mercado and on the NYSE in the form of ADSs.
CAPITAL STOCK
The capital stock of TmarPart is solely represented by common shares.
As of December 31, 2005, TmarPart’s capital stock consisted of a total of 3,432,901,120 outstanding common shares, without par value. Upon implementation of the stock swap, the number of TmarPart common shares outstanding will be increased by 6,466,338,038, which equals the number of shares to be issued in the stock swap. Following the stock swap, TmarPart’s capital stock will consist of a total of 9,899,239,158 outstanding common shares, without par value. TmarPart’s proposed bylaws authorize the Board of Directors of TmarPart to increase the capital stock up to a total of           new common shares. TmarPart’s shareholders must approve any capital increase in excess of this amount.
CORPORATE PURPOSES AND NAME CHANGE
TmarPart’s stated corporate purpose is (1) to exercise the control of fixed telephone public utility companies in Region I referred to in the General Concession Plan approved by Decree No. 2.534, dated of April 2, 1998; (2) to promote through controlled or affiliated companies the expansion and set up of telecommunication services in their respective concession/ permit/ authorization area; (3) to promote, carry out or direct the funding, from domestic or foreign sources, to be invested by the company or by its controlled companies; (4) to promote and encourage study and research activities aiming the development of the telecommunications segment; (5) to provide through controlled or affiliated companies skilled technical services related to the telecommunication area; (6) to promote, encourage and coordinate through its controlled or affiliated companies the education and training of personnel necessary to the telecommunication segment; (7) to carry out or promote goods and services’ importation to or through its controlled and/or affiliated companies; (8) to exercise other activities

Description of TmarPart’s capital stock

similar to or related to the purpose thereof; and; (9) to hold interest in the capital of other companies that render telecommunications or other related services. Upon implementation of the stock swap, TmarPart’s name will be changed to Oi Participações S.A.
RIGHTS OF COMMON SHARES
At general shareholders’ meetings of TmarPart’s shareholders, each share of common stock is entitled to one vote. Pursuant to TmarPart’s proposed bylaws and its BOVESPA listing agreement in connection with the listing of its shares on the Novo Mercado, TmarPart cannot issue shares without voting rights or with restricted voting rights.
Pursuant to TmarPart’s proposed bylaws, a shareholder or group of shareholders may exercise the voting rights or their shares only up to 10% of the quantity of shares into which the capital stock of TmarPart is divided. Votes that exceed this 10% threshold will not be counted.
The Brazilian corporate law and TmarPart’s proposed bylaws require that all general shareholders’ meetings of TmarPart’s shareholders will be called by publication of a notice in the Diário Oficial do Estado do Rio de Janeiro, the official government publication of the State of Rio de Janeiro, and in a newspaper of general circulation in the city in which TmarPart’s principal place of business is located and where the BOVESPA is located, currently the Valor Econômico. The quorum to hold general shareholders’ meetings of TmarPart at first call, which shall be published at least 30 days in advance of the meeting, is the presence of shareholders representing 25% of the common shares; and, at second call, which shall be published at least 15 days in advance of the second meeting, a quorum will be met with the presence of any number of shareholders. For a discussion of the limitations on voting rights of certain shareholders, see “—Limitations on the voting rights of certain holders of common shares.”
In addition, the Brazilian corporate law and TmarPart’s proposed bylaws provide that holders of common shares are entitled to dividends or other distributions made in respect of TmarPart’s common shares ratably in accordance with their respective participation in the total amount of TmarPart’s outstanding shares. See “—Dividends and distribution of profits—Payment of dividends” for a more complete description of payment of dividends and other distributions on TmarPart’s common shares.
Upon TmarPart’s liquidation, holders of common shares are entitled to share its remaining assets, after payment of all liabilities, ratably in accordance with their respective participation in the total amount of TmarPart’s outstanding shares. Holders of TmarPart’s common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe to new shares as provided by the Brazilian corporate law. See “—Preemptive rights.”
According to the Brazilian corporate law, neither TmarPart’s proposed bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

➢	the right to participate in the distribution of profits;

➢	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

➢	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law;

➢	the right to supervise the management of TmarPart in accordance with Article 109 of the Brazilian corporate law; and

➢	the right to appraisal rights in the cases specified in the Brazilian corporate law, which are described in “—Redemption and appraisal rights.”

Description of TmarPart’s capital stock

DIVIDENDS AND DISTRIBUTION OF PROFITS
Amounts legally available for distribution
At each annual general shareholders’ meeting of TmarPart shareholders, the TmarPart Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian corporate law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in TmarPart’s profits. In accordance with the Brazilian corporate law and TmarPart’s proposed bylaws, the amount available for dividend distribution is the amount equal to net profits less any amounts allocated from such net profits to:

➢	the legal reserve;

➢	a contingency reserve for anticipated losses; and

➢	an unrealized revenue reserve.
In accordance with the Brazilian corporate law, TmarPart is required to maintain a legal reserve, to which it must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of paid-in capital. However, TmarPart is not required to make any allocations to its legal reserve in respect of any fiscal year in which the legal reserve, when added to TmarPart’s other established capital reserves, would exceed 30% of its capital. The legal reserve can be used only to offset losses or to increase the legal capital of TmarPart.
The Brazilian corporate law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

➢	the legal reserve;

➢	the investment and working capital reserve;

➢	retained earnings; and

➢	the contingency reserve for anticipated losses.
such excess may be allocated to an unrealized revenue reserve. Under the Brazilian corporate law, unrealized revenue is defined as the sum of:

➢	the share of equity earnings of affiliated companies; and

➢	profits from installment sales to be received after the end of the next succeeding fiscal year.
According to TmarPart’s proposed bylaws and subject to shareholder approval, TmarPart’s Board of Directors may allocate up to 75% of its adjusted net income to an investment and working capital reserve. The reserve may not exceed 80% of TmarPart’s capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase working capital. TmarPart may also grant a participation in its net income to its management and employees. However, the allocation to the investment and working capital reserve or the participation of management and employees cannot reduce the mandatory distributable amount (discussed below). Otherwise, the

Description of TmarPart’s capital stock

amount in excess of capital must be used to increase capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

➢	in the deduction of accumulated losses, whenever necessary;

➢	in the distribution of dividends, at any time;

➢	in the redemption, withdrawal, purchase or open market repurchase of shares, as authorized by law; and

➢	to increase capital, including by means of an issuance of new shares.
The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian corporate law.
Mandatory distribution
The Brazilian corporate law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount.
The mandatory distribution set forth in TmarPart’s proposed bylaws is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law, however, permits a company to suspend the mandatory distribution of dividends if the Board of Directors and the Fiscal Council report to the general shareholders’ meeting of shareholders that the distribution would be inadvisable in view of the company’s financial condition. This suspension is subject to approval of holders of common shares. In this case, TmarPart’s Board of Directors shall file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of such company permits such payments.
Payment of dividends
TmarPart is required by the Brazilian corporate law and by its proposed bylaws to hold an annual general shareholders’ meeting of its shareholders by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian corporate law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the unclaimed dividends revert to TmarPart.
The Brazilian corporate law and TmarPart’s proposed bylaws permit a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. TmarPart’s proposed bylaws provide that the Board of Directors may declare interim dividends based on the preexisting and accumulated profits. TmarPart’s proposed bylaws also permit it to prepare financial statements semiannually and for

Description of TmarPart’s capital stock

shorter periods. TmarPart’s Board of Directors may approve the distribution of dividends calculated with reference to those financial statements. However, such dividends cannot exceed the amount of capital reserves.
In general, shareholders who are not residents of Brazil must register with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. For a discussion of certain tax matters relating to the corporate restructuring and stock swap, see “Material tax considerations—Material Brazilian tax considerations.”
LIMITATIONS ON THE VOTING RIGHTS OF CERTAIN HOLDERS OF COMMON SHARES
TmarPart’s proposed bylaws provide that, at any general shareholders’ meeting of TmarPart’s shareholders, a shareholder or group of shareholders may exercise the voting rights of their shares only up to 10% of the quantity of shares into which the capital stock of TmarPart is divided. Votes that exceed this 10% threshold will not be counted.
For purposes of TmarPart’s proposed bylaws, two or more shareholders of TmarPart are considered to be a “group of shareholders” if:

➢	they are parties to a voting agreement;

➢	one of them is, directly or indirectly, a controlling shareholder or controlling parent company of the other, or the others;

➢	they are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders; or

➢	they are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (a) with the same administrators or managers, or further (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders.
In the case of investment funds having a common administrator, only funds with policies of investment and of exercise of voting rights at shareholders’ meetings that fall under the responsibility of the administrator on a discretionary basis will be considered to be a group of shareholders.
In addition, shareholders represented by the same proxy, administrator or representative on any account at any general shareholders’ meeting of TmarPart’s shareholders will be considered to be a group of shareholders, except for holders of TmarPart ADSs when represented by the relevant depositary. All signatories to a shareholders’ agreement that addresses the exercise of voting rights will also be considered to be a group of shareholders for purposes of the foregoing limitation.
DISCLOSURE OF SIGNIFICANT INTEREST
The TmarPart proposed bylaws provide that all shareholders or groups of shareholders will be required to disclose, through notice to TmarPart and to the stock exchanges on which its securities are traded, the acquisition of shares that, together with those already held by them, exceed 5% of the

Description of TmarPart’s capital stock

capital stock of TmarPart. A violation of this disclosure obligation could result in the suspension of rights, including voting rights, by a resolution of shareholders at a shareholders’ meeting.
FORM AND TRANSFER
As TmarPart’s common shares will be registered in book-entry form after the proposed restructuring and stock swap, the transfer of shares will be governed by Article 35 of the Brazilian corporate law. This article provides that a transfer of shares is effected by an entry made by the registrar, in its books, by debiting the share account of the transferor and crediting the share account of the transferee. The registrar will also perform all the services of safekeeping and transfer of shares and related services for TmarPart.
Transfers of shares by a non-Brazilian shareholder are made in the same way and executed by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Brazilian Central Bank pursuant to Resolution No. 2,689, the non-Brazilian shareholder must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.
The BOVESPA operates as a central clearing system. A holder of TmarPart common shares may choose, in such holder’s discretion, to participate in this system and all common shares elected to be put into this system will be deposited in the custody of the BOVESPA (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank and having a clearing account with the BOVESPA). The fact that such common shares are held in the custody of the BOVESPA will be reflected in TmarPart’s register of shareholders. Each participating shareholder will, in turn, be registered in TmarPart’s register of beneficial shareholders maintained by the BOVESPA and will be treated in the same way as registered shareholders.
BOARD OF DIRECTORS
TmarPart’s proposed bylaws contain a provision specifying that TmarPart will be managed by a Board of Directors of 11 members appointed on the date of approval of the TmarPart proposed bylaws at the general shareholders’ meeting of TmarPart shareholders to approve the proposed restructuring and stock swap. This transition Board of Directors will consist of 11 members, of whom the majority shall be independent, elected for a uniform term of three years. Afterwards, the members of the Board of Directors will be elected for a uniform term of two years. Under the rules of the Novo Mercado, the members of the TmarPart Board of Directors will agree to comply with the Novo Mercado Regulations and the rules of the BOVESPA Arbitration Chamber before taking office.
The Brazilian corporate law requires each director to hold at least one TmarPart common share. There is no mandatory retirement age for TmarPart’s directors.
ELECTION OF BOARD OF DIRECTORS
The election of members of the Board of Directors of TmarPart, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to TmarPart’s proposed bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the plurality of votes shall be declared elected.
Any shareholder has a right to propose and submit other slates of members for election to the Board of Directors, other than the slate of members provided according to TmarPart’s proposed bylaws.

Description of TmarPart’s capital stock

TmarPart’s proposed bylaws also contain a provision whereby a shareholder that intends to appoint one or more members of the Board of Directors, other than the current members of the Board of Directors, must notify the company in writing at least ten days prior to the general shareholders’ meeting at which the members of the Board of Directors will be elected, providing TmarPart with the name and resume of the candidate. In case TmarPart receives such a notification, it must disclose receipt and the contents of such notification (1) immediately, electronically, to CVM and BOVESPA and (2) through a press release to its shareholders that must also be available on TmarPart’s website, within at least eight days before the date of the general shareholders’ meeting.
Alternatively, the election of members of the Board of Directors may be conducted under a system of cumulative voting. According to the regulations of the CVM and the bylaws of TmarPart, as of the registration of TmarPart as a public company, adoption of a resolution for cumulative voting depends on a written request by shareholders representing at least 5% of capital stock, submitted at least 48 hours in advance of the time for which the general shareholders’ meeting has been called. Under the cumulative voting system, each share is entitled to the same number of votes as the number of board members to be elected (subject to the voting restriction on shareholders holding greater than 10% of the common shares), and each shareholder is entitled to concentrate votes in just one member or to distribute the votes among more than one or all of the members. Any vacant offices not filled due to a tie in the voting will be subject to a new vote, under the same process.
PREEMPTIVE RIGHTS
Each of TmarPart’s shareholders has a general preemptive right to subscribe for shares, or securities convertible into shares, in the event of any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of TmarPart’s capital stock. Shareholders have 30 days to exercise their preemptive rights. Preemptive rights are negotiable. According to the Brazilian corporate law and TmarPart’s proposed bylaws, the Board of Directors may, in its discretion either reduce the 30-day term or eliminate the preemptive rights of shareholders in the event that TmarPart issues shares, debentures convertible into shares, or subscription warrants that will be offered either through a stock exchange or a share exchange or in a public offering, or through an exchange of shares in a public offering, the purpose of which is to acquire control of another company, as established by applicable law or pursuant to tax incentives provided for by special law.
In the event of a capital increase by means of the issuance of new shares, holders of TmarPart ADSs would, except under the circumstances described above, have preemptive rights to subscribe for any class of TmarPart’s newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. See “Risk factors—Risks relating to TmarPart’s common shares and underlying ADSs—Holders of TmarPart ADSs might be unable to exercise preemptive rights with respect to the common shares.” TmarPart is not obligated to file such registration statement.
REDEMPTION AND APPRAISAL RIGHTS
According to TmarPart’s proposed bylaws, common shares are not redeemable. A change in this provision would require shareholder approval.
The Brazilian corporate law provides that, under limited circumstances, a shareholder has the right to withdraw his equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his equity interest based on Brazilian GAAP. This appraisal right may be

Description of TmarPart’s capital stock

exercised by dissenting or non-voting shareholders of TmarPart in the event that at least half of all voting shares outstanding authorize TmarPart to:

➢	reduce the mandatory distribution of dividends;

➢	change TmarPart’s corporate purpose;

➢	merge into or consolidate with another company, subject to the conditions set forth in the Brazilian corporate law;

➢	in the case of a public company, transfer all of TmarPart’s shares to another company or receive shares of another company in a stock swap;

➢	acquire control of another company at a price which exceeds the limits set forth in the Brazilian corporate law;

➢	participate in a centralized group of companies as defined in the Brazilian corporate law and subject to the conditions set forth therein; or

➢	conduct a spin-off that results in (a) a change of TmarPart’s corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined in the Brazilian corporate law.
In addition, in the event that the entity resulting from a merger, or a consolidation or a spin-off of a listed company, fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their appraisal rights.
Appraisal rights lapse 30 days after publication of the minutes of the relevant general shareholders’ meeting of shareholders. TmarPart would be entitled to reconsider any action giving rise to appraisal rights within ten days following the expiration of such rights if the exercise of appraisal rights would jeopardize its financial stability.
The Brazilian corporate law contains provisions that restrict appraisal rights and allow companies to redeem their shares at their economic value, subject to certain requirements. As TmarPart’s proposed bylaws currently do not provide that its shares would be redeemable at their economic value, TmarPart’s shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the general shareholders’ meeting giving rise to appraisal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such meeting.
According to the Brazilian corporate law, in the event of consolidation, merger, stock swap, participation in a centralized group of companies, or acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to exercise appraisal rights if their shares are a component of a general stock index in Brazil or abroad and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.
MECHANISM TO PROMOTE DISPERSED OWNERSHIP OF TMARPART’S SHARES
TmarPart’s proposed bylaws contain provisions that have the effect of avoiding concentration of its shares in the hands of an investor or a small group of investors, in order to promote more dispersed ownership of its shares. To this end, these provisions place certain obligations on a shareholder or

Description of TmarPart’s capital stock

group of shareholders that becomes a holder of more than 19.9% of TmarPart’s total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, such Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the BOVESPA regulations and the provisions of TmarPart’s bylaws. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares held by it, if a resolution to such effect is approved at a general shareholders’ meeting of TmarPart shareholders called by TmarPart’s management. These provisions are not applicable to shareholders who become holders of more than 19.9% of TmarPart’s total capital stock in certain transactions specified in TmarPart’s bylaws as, for example, cancellation of common shares of TmarPart held in treasury.
ARBITRATION
Any disputes or controversies relating to the listing rules of the Novo Mercado, TmarPart’s bylaws, the Brazilian corporate law, the rules published by the CMN, the Brazilian Central Bank, the CVM, any shareholders’ agreement filed at TmarPart’s headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BOVESPA. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing control of TmarPart must agree to comply with the rules of the BOVESPA Arbitration Chamber within 30 days of the acquisition of the shares.
GOING PRIVATE PROCESS
TmarPart may become a private company only if TmarPart or its controlling shareholders conduct a public tender offer to acquire all of TmarPart’s outstanding shares, in accordance with the rules and regulations of the Brazilian corporate law and the CVM regulations and rules of the Novo Mercado, if applicable. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.
The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, the shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, should the controlling shareholders be an individual, treasury shares, shares held by TmarPart’s affiliates and by other companies that are a part of its economic group, as well as blank votes) from a list of three institutions presented by TmarPart’s Board of Directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder.
Shareholders holding at least 10% of TmarPart’s outstanding shares may require its management to call a special meeting of TmarPart’s shareholders to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request, as well as those who vote in its favor, must reimburse TmarPart for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price. If TmarPart’s shareholders determine to take TmarPart private and at that time TmarPart is controlled by a shareholder holding less than 50% of its total capital stock or by a shareholder that is not a member of a group of shareholders (as defined in its bylaws), TmarPart must conduct the public tender offer, within the limits imposed by law. In this case, TmarPart may only purchase shares from shareholders that have voted in favor of TmarPart becoming a private company

Description of TmarPart’s capital stock

after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.
DELISTING FROM THE NOVO MERCADO
At any time, TmarPart may delist its shares from the Novo Mercado, provided that shareholders representing the majority of its shares approve the action and that at least 30 days’ written notice is given to the BOVESPA. The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because TmarPart is going private. TmarPart’s delisting from the Novo Mercado will not result in the loss of its registration as a public company on the BOVESPA.
If TmarPart delists from the Novo Mercado, by decision taken at a shareholders’ meeting, any controlling shareholder or group of controlling shareholders at the time, if any, must conduct a public offering for the acquisition of its outstanding shares. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by TmarPart’s Board of Directors, by an absolute majority of the votes of the shareholders of its outstanding shares present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder or group of shareholders at the time, if any, its partners and dependents included in its income tax statement, should the controlling shareholder be an individual, treasury shares, shares held by TmarPart’s affiliates and by other companies that are a part of its economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder.
If TmarPart is subject to widespread control at the time of its delisting from the Novo Mercado, either for its shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such deliberation must conduct a public tender offer for the acquisition of TmarPart’s shares.
Pursuant to TmarPart’s proposed bylaws, TmarPart may also be delisted if the BOVESPA decides to suspend trading of its shares on the Novo Mercado due to its non-compliance with the Novo Mercado Regulations.
Additionally, if TmarPart is delisted from the Novo Mercado (1) because a decision taken at a general shareholders’ meeting of TmarPart shareholders resulted in non-compliance with the Novo Mercado Regulations, the public tender offer must be conducted by the shareholders that voted in favor of the deliberation; or (2) as a result of TmarPart’s non-compliance with the Novo Mercado Regulations resulting from acts of its management, TmarPart must conduct the public tender offer in order to become a private company, within the limits imposed by law.
According to the Novo Mercado Regulations, in the event of a transfer of TmarPart’s shareholding control within 12 months following its delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.
If TmarPart’s shares are delisted from the Novo Mercado, TmarPart will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in control in TmarPart after its delisting from the Novo Mercado.
According to the Novo Mercado Regulations, the BOVESPA may issue complementary rules to regulate the public offering in the event of delisting in case a company has dispersed ownership.

Comparison of shareholder rights
The following does not purport to be a complete statement of the rights of the holders of TmarPart common shares under TmarPart’s proposed bylaws or the rights of the TNL common and preferred shareholders under TNL’s bylaws. This summary lists certain of the material differences but is not meant to be relied upon as an exhaustive list of the differences between the TNL preferred shares and the TmarPart common shares, and TNL common shares and TmarPart common shares, or a detailed description of the provisions discussed, and is qualified in its entirety by reference to the bylaws of TNL, the proposed bylaws of TmarPart, the Brazilian corporate law, the rules and regulations of the CVM, the Novo Mercado regulations and the information included in this prospectus and in the documents attached to this prospectus.
The material rights of holders of TmarPart ADSs are summarized in “Description of TmarPart American depositary shares.”
COMPARISON OF RIGHTS OF HOLDERS OF TNL PREFERRED SHARES AND TMARPART COMMON SHARES
As holders of TNL preferred shares will become holders of TmarPart common shares and, accordingly, will have voting rights, holders of TNL preferred shares should read the description of the rights of holders of TmarPart common shares in order to understand the new rights attaching to the shares they will be receiving in the proposed restructuring and stock swap. See “Description of TmarPart’s capital stock.” Below is a summary comparison of the material changes in the rights that will result from holders of TNL preferred shares becoming holders of TmarPart common shares.

	Rights of Holders of	Rights of Holders of
	TNL Preferred Shares	TmarPart Common Shares

Voting	Preferred shares are not entitled to vote at a general shareholders’ meeting, except under the limited circumstances wherein the rights of the preferred shares may be specifically affected. Preferred shareholders may attend a general shareholders’ meeting and take part in the discussion of matters presented at the meeting.	Each TmarPart common share entitles its holder to one vote in the resolutions of a general shareholders’ meeting.

A shareholder or group of shareholders, whether Brazilian or non-Brazilian, may exercise the voting rights of their shares only up to 10% of TmarPart’s total capital.
Dividends	Preferred shares are entitled to the receipt of dividends per share equal to the higher of: (1) 6% of their pro rata share of the company’s capital, or (2) 3% over the book value. Shareholders are entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.	There is no dividend preference for any group of TmarPart shareholders. The shareholders of TmarPart will be entitled to receive, in each fiscal year, a mandatory dividend equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.
Priority in Capital Stock Reimbursements	Preferred shares are entitled to preference over common shares, without premium.	There is no preference for any group of TmarPart shareholders in the event of a reimbursement of capital.

Comparison of shareholder rights

COMPARISON OF RIGHTS OF HOLDERS OF TNL COMMON SHARES AND TMARPART COMMON SHARES

	Rights of Holders of	Rights of Holders of
	TNL Common Shares	TmarPart Common Shares

Voting	Each TNL common share entitles its holder to one vote in the resolutions of a general shareholders’ meeting.	Each TmarPart common share entitles its holder to one vote in the resolutions of a general shareholders’ meeting.
Maximum Shareholder Votes	None.	A shareholder or group of shareholders, whether Brazilian or non-Brazilian, may exercise the voting rights of their shares up to only 10% of TmarPart’s total capital stock.
Dividends	Shareholders are entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.	There is no dividend preference for any group of TmarPart shareholders. The shareholders of TmarPart will be entitled to receive, in each fiscal year, a mandatory dividend equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.

Number of Directors; Qualifications	The Board of Directors consists of at least 3 and no more than 11 directors and their respective alternates, all of whom must be shareholders.	The Board of Directors will consist of 11 members and their respective alternates. All members of the Board of Directors must be shareholders and the majority of them must be independent.
Term of Directors	The directors are elected at a general shareholders’ meeting for a term of three years, reelection being permitted.	The term of office of the Board of Directors will be for two years, reelection being permitted, except for the transition Board.
Election of Directors	As provided by Brazilian corporate law, shareholders representing at least 5% of the share capital of TNL may request the election of directors by cumulative voting if notice is given to the company by no later than 48 hours prior to the date for which the general shareholders’ meeting has been called.

If cumulative voting is properly requested, each shareholder will have the right to cast all of their votes for one candidate and respective alternate, or to distribute them among several candidates. The candidate(s) and respective alternate(s) that receive the highest number of votes will be declared	As provided by the Brazilian corporate law, shareholders representing at least 5% of the corporate capital may request the election of directors by cumulative voting if notice is given to the company no later than 48 hours prior to the date for which the general shareholders’ meeting has been called.

If cumulative voting is properly requested, each shareholder will have the right to cumulate their votes for one candidate and the respective alternate, or to distribute them among several candidates. The candidate(s) and respective alternate(s) that receive the higher number of votes will be declared

Comparison of shareholder rights

Rights of Holders of	Rights of Holders of
TNL Common Shares	TmarPart Common Shares

elected.

Additionally, according to Brazilian corporate law: (1) holders of TNL preferred shares representing at least 10% of the total share capital of TNL may appoint one member to the Board of Directors and such member’s alternate; and (2) holders of TNL common shares representing at least 15% of the total common shares of TNL may appoint one member to the Board of Directors and such member’s alternate. In case there are not enough TNL preferred and TNL common shareholder required in (1) and (2) above, respectively, the holders of TNL common shares and the holders of TNL preferred shares may combine their holdings for purposes of appointing one member and respective alternate to the Board of Directors of TNL, so long as their combined holding of TNL shares equals at least 10% of TNL’s total share capital.	elected.

Unless a 5% shareholder invokes the cumulative voting provision, the election of directors will be conducted under a system of slate voting, whereby voting on individual candidates will not be allowed; provided, however, that any shareholder who wishes to appoint a candidate must do so at least ten days prior to the general shareholders’ meeting of shareholders at which the members of the Board of Directors will be elected.
Filling of Vacancies in the Board of Directors	In the event of an impairment or a vacancy in the office of a member of the Board of Directors, his alternate will assume office until such impairment ceases or, in the event of a vacancy, until the first general shareholders’ meeting subsequent thereto is held, which general shareholders’ meeting will establish a definitive alternate for the remaining term of office. In case of simultaneous or successive vacancies in the offices of an effective director and his respective alternate, the Board of Directors will convene a general shareholders’ meeting to fill such offices.	As provided by the Brazilian corporate law, whenever the election is conducted under the cumulative voting process, the dismissal of any member of the Board of Directors at a general shareholders’ meeting will immediately result in the dismissal of all the other members, thus requiring a new election; in other cases of vacancy, if there is no alternate, the entire Board of Directors will stand for election at the next general shareholders’ meeting.

Any vacant offices that have not been filled, due to a tie, will be subject to a new vote, under the same process, after adjustment is made to the number of votes entitled to each shareholder based on the number of seats to be filled.

Comparison of shareholder rights

	Rights of Holders of	Rights of Holders of
	TNL Common Shares	TmarPart Common Shares

Quorum of Shareholders for a General shareholders’ meeting	The quorum for convening a general shareholders’ meeting on first call is the presence of shareholders representing at least 25% of the voting capital; on second call, it will be convened with the presence of any number of shares.	The quorum for convening a general shareholders’ meeting on first call is the presence of shareholders representing at least 25% of the voting capital; on second call, it will be convened with the presence of any number of shares.
Notice of Shareholders’ Meetings	The first call of a general meeting will be made by the Board of Directors 15 days in advance of the general shareholders’ meeting, and the second call will be made eight days in advance of the general shareholders’ meeting.	A general shareholders’ meeting will be called by the Board of Directors or, as provided by law, by shareholders or by the Fiscal Council, with the first call being published at least 30 days in advance of the general shareholders’ meeting counting from the date of the first publication of the notice; if the meeting is not held because of a lack of quorum, a notice of second call will be published at least 15 days in advance of the second meeting.
Mandatory Public Tender offer by a Majority Shareholder	If TNL’s controlling shareholder acquires more than1/3 of a class of shares that is part of TNL’s free float and had been outstanding as of September 9, 2000, such shareholder will have to make a public tender offer to acquire all of the other outstanding shares of that class.	Any shareholder or group of shareholders, an Acquiring Shareholder, that acquires or becomes the holder, for any reason, of: (1) more than 19.9% of the total shares issued by TmarPart; or (2) other rights, including through beneficial ownership or trust, over shares issued by TmarPart that represent more than 19.9% of its capital, will be required to make a public tender offer for acquisition of all shares issued by TmarPart.

Market information
DIVIDEND HISTORY
Summary of dividends and interest on capital declared by TmarPart(1)

				Payment	Amount (R$) for	Corporate approval
Year	Dividend	Share	Declared date	date	1000 shares	date(2)	Total amount (R$)

2005	Dividend	ON	4/20/2006	4/26/2006	27.68	4/20/2006	95,022,703.00

(1)	Only dividend distribution made by TmarPart in the last five years was in respect of the year 2005.

(2)	Shareholders’ meeting/Board meeting
Summary of dividends and interest on capital paid by TNL

				Payment	Amount (R$) for		Corporate approval
Year	Dividend/IOC(2)	Share	Declared date	Date	1000 shares		date(3)	Total amount (R$)

1998	Dividend	ON	4/30/1999	5/2/1999	0.698500830		4/30/1999	233,556,281.09
		PN			0.698500830
1999	Dividend	ON	4/27/2000	6/27/2000	0.679605000		4/28/2000	227,259,112.63
		PN			0.679605000
2000	Dividend	ON	5/9/2001	6/29/2001	0.686836470		4/30/2001	250,555,362.54
		PN			0.686836470
2001	Dividend	ON	4/25/2002	6/24/2002	0.821402000		4/25/2002	303,483,000.00
		PN			0.821402000
2002	IOC	ON	12/31/2002	2/28/2003	1.33310137925		3/31/2003	500,000,000.00
		PN			1.33310137925
2003	IOC	ON/PN	12/30/2003	3/8/2004	1.20		12/10/2003	458,131,954.22
	Dividend	ON/PN	3/1/2004		0.895516246		3/1/2004	341,868,045.78
2004	IOC	ON/PN	1/30/2004	4/25/2005	0.261	(1)	1/28/2004	100,000,000.00
	Dividend	ON/PN	4/14/2005		2.641547473243	(1)	4/12/2005	1,000,000,000.00
2005	IOC	ON/PN	4/29/2005	4/24/2006	0.35	(1)	4/19/2005	132,371,881.95
		ON/PN	6/30/2005		0.1300	(1)	4/19/2005	49,675,821.00
		ON/PN	10/31/2005		0.0785	(1)	4/19/2005	29,966,553.45
	Dividend	ON/PN	4/12/2006		1.5000	(1)	4/11/2006	573,182,550.00

(1)	Amount R$ per share

(2)	Interest on capital

(3)	Shareholders’ meeting/ Board meeting
TRADING ON THE BOVESPA
In May 2000, the nine Brazilian stock exchanges merged to create the BOVESPA. Since the merger, private equity and debt have been traded only in Brazil on the BOVESPA. Brazilian federal, state and municipal public debt have been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange.
There are no specialists or market makers for TNL’s shares on the BOVESPA. We do not anticipate that there will be specialists or market markers for TmarPart’s shares on the Novo Mercado immediately following the proposed corporate restructuring and stock swap.
The BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The

Market information

BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are normally from 10:00 a.m. to 5:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.
Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Electrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges.
On September 20, 1999, the BOVESPA launched the so-called “After Market”, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. Trading in the After Market takes place from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers. All stocks traded during the regular trading session of the day may be traded on the After Market. However, only cash market trading via the BOVESPA’s electronic trading system is allowed. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The maximum variation allowed for stock prices on the After Market, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.
In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.
Settlement of transactions on the BOVESPA is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the BOVESPA is the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia S.A., or CBLC), which is controlled mainly by member brokerage firms and banks that are not members of that exchange.
Trading in securities listed on the BOVESPA may be executed off the exchanges in certain circumstances, although such trading is very limited.
The BOVESPA is significantly less liquid than the NYSE or other major exchanges around the world. As of December 2005, the aggregate market capitalization of the 381 companies listed on the BOVESPA was equivalent to R$1,128 billion and the 10 largest companies listed on that exchange represented approximately 52% of the total market capitalization of all listed companies. In contrast, as of December 2005, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was US$21.4 trillion and the 10 largest companies listed on the NYSE represented approximately 11.1% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for December 2005 was approximately R$1,783 million and US$55,168 million, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.
The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2005, the monthly trading volume on the BOVESPA averaged approximately US$12.0 billion.

Market information

Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.
NOVO MERCADO CORPORATE GOVERNANCE PRACTICES
In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and Level 2 of Differentiated Corporate Governance Practices and New Market, or Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA by encouraging such companies to follow higher standards of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and are designed to enhance the quality of information provided to shareholders.
To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (c) comply with minimum quarterly disclosure standards including cash flow statements; (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) prepare an annual calendar announcing scheduled corporate events.
To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of the company’s control; offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares; (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (1) any transformation of the company into another corporate form; (2) any merger, consolidation or spin-off of the company; (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer; and (6) any changes to the voting rights referred in (1) through (4) above, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent”, as defined by the BOVESPA, with a term limited to two years; (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder, with the minimum price of the offered shares to be determined by an appraisal process) and, for the same purposes, in the case of companies with no majority controlling block, to comply with complementary rules to be issued by BOVESPA; (f) disclose: (1) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards, or IFRS; and (2) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or IFRS, in U.S. dollars or reais; and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal council.
To be listed in the Novo Mercado, an issuer must meet all of the requirements described above and (a) ensure that the company’s capital sock will be composed exclusively of common shares; and (b) grant tag-along rights for all shareholders in connection with a transfer of the company’s control, offering the same price paid per share for controlling block common shares.

Market information

REGULATION OF THE BRAZILIAN SECURITIES MARKET
The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (2) the Brazilian corporate law; and (3) the regulations issued by the CVM, the CMN and the Brazilian Central Bank. (collectively, the Securities Laws).
Under Brazilian corporate law, a company is either public, a companhia aberta, such as both TmarPart and TNL currently, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the BOVESPA. Once the BOVESPA has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the BOVESPA.
The trading of securities on the BOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended at the initiative of the BOVESPA or the CVM, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.
The trading of shares is prohibited under certain circumstances as follows: (1) trading by the company of its own shares; (2) trading by the company’s controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to its by-laws; (3) trading by persons who, as a result of their position, title or relationship with the company, have knowledge of the impending disclosure of a material event; and (4) trading by the persons listed under (3) above during the 15-day period before the disclosure of the company’s quarterly and annual financial statements.
The Brazilian securities markets are principally governed by the Securities Laws, as well as by regulations issued by the CVM and the CMN. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.
Recent changes approved to Brazilian corporate laws and regulations increased the rights of minority shareholders, including holders of preferred shares, by granting them restricted voting rights. The amended Brazilian corporate law also granted more regulatory power to the CVM. TNL has, and TmarPart will, as contemplated by the corporate restructuring, amend its by-laws to conform to the current regulations.
DISCLOSURE REQUIREMENTS
Through its Instruction No. 358, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Market information

Such requirements include provisions that:

➢	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

➢	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

➢	require the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

➢	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

➢	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

➢	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

➢	forbid the use of insider information.

Description of American depositary shares
American Depositary Shares
The Bank of New York, as depositary for the TmarPart ADS facility, also referred to in this section as the depositary, will execute and deliver the TmarPart ADRs, also referred to in this section as ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of TmarPart ADSs. Each TmarPart ADS will represent two common shares (or a right to receive two common shares) deposited with the custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.
You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.
Upon the effectiveness of the stock swap, the TNL depositary will deposit the TmarPart common shares issuable in respect of the deposited TNL preferred shares under the TmarPart deposit agreement described in this section and the TNL ADSs will then represent a right to receive TmarPart ADSs. The TNL depositary will distribute those TmarPart ADSs upon surrenders of the TNL ADSs and payment of the fees and expenses of the TNL depositary and the TmarPart depositary.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.
Dividends and Other Distributions
How will you receive dividends and other distributions on the common shares?
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

•	Cash. The depositary will convert as promptly as practicable any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Material tax considerations.” It will distribute only whole U.S. dollars and cents and will

Description of American depositary shares

round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Common shares. The depositary may, and will if we so request, distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new common shares.

•	Rights to purchase additional common shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal or practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the common shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by common shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary common shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice, after consulting with us. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, common shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit and Withdrawal
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

Description of American depositary shares

How do ADS holders cancel an ADR and obtain common shares?
You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.
Voting Rights
How do you vote?
You may instruct the depositary to vote the number of common shares your ADSs represent. The depositary will notify you of common shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.
The depositary will try, as far as practical, subject to Brazilian law and the provisions of our constitutive documents, to vote the number of common shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct or as described below.
We cannot ensure that you will receive voting materials or otherwise learn of an upcoming common shareholders’ meeting in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your common shares are not voted as you requested.
If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions that are to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial common shareholder opposition to the particular question; or

•	the particular question would have a adverse impact on our common shareholders.
We are required to notify the depositary if one of the conditions specified above exists.

Description of American depositary shares

Fees and Expenses

Persons depositing common shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities or rights had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of proceeds of sales of securities distributed to holders of deposited securities which are sold by the depositary

Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or common share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes
Payment of Taxes
The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Description of American depositary shares

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our common shares • Reclassify, split up or consolidate any of the deposited securities	The cash, common shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal common share of the new deposited securities.
• Distribute securities on the common shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, common shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination. However, if the depositary reasonably believes that it or the custodian may be subject to liability in Brazil because of our failure to provide information required by Brazilian regulators, the depositary may terminate the deposit agreement upon as little as 15 days’ notice.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver common shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Description of American depositary shares

Limitations on Obligations and Liability
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person unless it has received an indemnity satisfactory to us or it; and

•	may rely upon any documents we or it believes in good faith to be genuine and to have been signed or presented by the proper party.
In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Common Shares Underlying your ADRs
You have the right to cancel your ADRs and withdraw the underlying common shares at any time except:

•	When temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a common shareholders’ meeting; or (3) we are paying a dividend on our common shares.

•	When you or other ADR holders seeking to withdraw common shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of common shares or other deposited securities.

Description of American depositary shares

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADRs
The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying common shares. This is called a pre-release of the ADR. The depositary may also deliver common shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADRs instead of common shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the common shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Material tax considerations
The following discussion, subject to the limitations set forth below, describes material Brazilian and United States tax considerations relating to the proposed stock swap, your exchange of shares and your ownership of TmarPart shares or ADSs following the stock swap. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders who are resident in countries other than Brazil and the United States, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them, and whether the proposed stock swap is taxable to them under these laws.
MATERIAL BRAZILIAN TAX CONSIDERATIONS
The following discussion is the opinion of Barbosa, Müssnich & Aragão Advogados, the Brazilian counsel of TmarPart and TNL, as to the material tax considerations to you of the stock swap. It is based on Brazilian law and practice as applied and interpreted as of the date of this prospectus, which are subject to change at any time. There is currently no treaty for the avoidance of double taxation between Brazil and the United States. The following discussion mainly summarizes the principal Brazilian tax consequences of the transactions described in this prospectus to a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, or a Non-Brazilian Holder. This discussion does not address all possible Brazilian tax consequences relating to the stock swap and does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. You should consult your own tax advisor with respect to the personal tax consequences of the stock swap, which may vary for investors in different tax situations. Despite the absence of specific provisions in Brazilian tax legislation with respect to the stock swap, TmarPart believes that the stock swap should not be subject to income tax pursuant to Brazilian law. Brazilian counsel believes that it is unlikely that the stock swap is deemed to be a taxable transaction under Brazilian law if the investor maintains, as cost of acquisition of TmarPart’s shares, the cost of acquisition of TNL’s shares for Brazilian tax purposes. However, the exercise of appraisal rights is a taxable transaction.
Taxation on gains— stock swap
The stock swap should not be subject to income tax pursuant to Brazilian law. Brazilian counsel is of the opinion that the stock swap should not be a taxable event for Brazilian income tax purposes based on the fact that in the stock swap the shareholder only exchanges its shares, although there is a lack of authority on this matter. TmarPart believes it is unlikely that the transaction should be subject to Brazilian tax, if the investor maintains, as the cost of acquisition of TmarPart’s shares, the same cost of acquisition of TNL’s shares, for Brazilian tax purposes. The stock swap provided for in the Brazilian corporate law is solely intended to transfer all of the shares of one company into another company whereby the former will become a wholly-owned subsidiary of the latter. Nevertheless, in case these arguments do not prevail, the transaction will be treated as a disposal of TNL’s shares carried out off the Brazilian stock exchanges and, accordingly, subject to income tax in Brazil pursuant to the rules applicable to disposals of TmarPart’s shares, as described below. See “—Taxation on gains— future disposals of TmarPart’s shares.” Please note that, if the stock swap is subject to income tax and if the Brazilian tax authorities succeed upon a tax assessment regarding this matter, TmarPart would be responsible for withholding and collecting the capital gains tax, if any. Notwithstanding this, TmarPart reserves the right to seek reimbursement of any amounts spent with respect to such assessment.

Material tax considerations

Taxation on gains—exercise of appraisal rights
Gains that may be realized through the exercise of appraisal rights would be subject to income tax in Brazil, following the rules applicable to disposals of TmarPart’s shares carried out off the Brazilian stock exchanges, as described below, see “—Taxation on gains—future disposals of TmarPart’s shares.”)
Taxation on gains—future disposals of TmarPart’s shares
In case of future disposal of the common shares received upon the stock swap, gains realized by Non-Brazilian Holder would be taxed in Brazil, as follows:

➢	(1) in case of disposal to another Non-Brazilian Holder, Brazilian income tax would apply at 15%, except in the case where the beneficiary is located in a tax haven jurisdiction (“Tax Haven Holder”)—i.e., a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment—in which case the applicable rate would be 25%;

➢	(2) in case of transactions carried out on the Brazilian stock exchanges by any Non-Brazilian Holder, the gains would be subject to income tax at a rate of 15%, except in case of an investor who is not a Tax Haven Holder and entered the country (i.e., made its investments) under Resolution 2,689/00 of the National Monetary Council Regulations (“2,689 Non-Brazilian Holder”) in which the investor would benefit from a tax exemption and gains would not be subject to income tax in Brazil;

➢	(3) in case of transactions carried out off the Brazilian stock exchanges by any Non-Brazilian Holder, the applicable withholding tax rate would be 15%, except for all Tax Haven Holders, who would be subject to a 25% rate. For 2,689/00 Non-Brazilian Holders that are involved in transactions off the Brazilian stock exchanges, the applicable withholding tax rate would be 15%, and for 2,689/00 Non-Brazilian Holders that are Tax Haven Holders and are involved in transactions either on or off the Brazilian stock exchanges, the applicable withholding tax rate could be up to 25%.
Except for an investor considered to be a 2,689 Non-Brazilian Holder but not a Tax Haven Holder, as of January 1, 2005, a withholding income tax of 0.005% will be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax can be offset against the 15% income tax due on the gains (as described on item (1) above) and must be withheld by one of the following entities: (1) the agent receiving the sale or disposition order from the client; (2) the stock exchange responsible for registering the transactions; or (3) the entity responsible for the settlement and payment of the transactions.
The current preferential treatment for 2,689 Non-Brazilian Holders, when applicable, may be extinguished in the future.
Gain on the disposal of shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold. If such acquisition cost is registered with the Brazilian Central Bank in foreign currency, there are arguments to sustain the position that no income tax is due on the exchange variation for the period of the investment. Notwithstanding the above, there is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Brazilian Central Bank, and, therefore, whether such arguments will prevail in Brazilian courts in the future. This view has been supported by recent precedents issued by Brazilian administrative courts. However, tax authorities are not bound by

Material tax considerations

these precedents and, accordingly, may continue to assess taxpayers who adopt this line of interpretation.
Shareholders’ compensation
Taxation of dividends and interest on capital of TmarPart shareholders will be the same as was applicable to TNL’s shareholders.

➢	(A) Taxation of dividends. Dividends paid by TmarPart in cash or in kind from profits generated on or after January 1, 1996 to a Non-Brazilian Holder in respect of its common shares will not be subject to Brazilian withholding tax. As TmarPart has been recently incorporated, it has not generated any such taxable profits.

➢	(B) Distributions of interest on capital. Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative to making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Brazilian Central Bank from time to time. The total amount distributed as interest on capital may not exceed the greater of (1) 50% of net income (after the deduction of the provision for social contribution on net profits but before taking the distribution and any deductions for corporate income tax) for the year in respect of which the payment is made; or (2) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are approved by the shareholders on the basis of recommendations of the company’s board of directors. In accordance with the bylaws to be adopted after the approval of the stock swap, TmarPart’s Board of Directors will approve the payment of interest on capital, subject to ratification at the shareholders’ meeting.
Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares are deductible by TmarPart for Brazilian corporate tax purposes, as long as the limits described above are observed. Payments to Non-Brazilian Holders are subject to Brazilian withholding income tax at the rate of 15% or 25% for Tax Haven Holders.
Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends TmarPart is obligated to distribute to its shareholders in accordance with its bylaws (estatutos) and the Brazilian corporate law. Distributions of interest on capital in respect of the common shares may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.
No assurance can be given that the Board of Directors of TmarPart will recommend that future distributions of profits will be made by means of interest on capital. Whether the Board of Directors of TmarPart will recommend the distribution of profits by means of interest on capital or dividends will depend on TmarPart’s tax position and corporate/tax legislation in force on the date of the recommendations.
Other Brazilian taxes
The stock swap will not trigger to the Non-Brazilian Holder any Brazilian inheritance, gift or succession taxes (Imposto sobre transmissão causa mortis e doações, or ITCMD) or Contribution on Financial Transfers (Contribuição Provisória sobre Movimentação Financeira, or CPMF) or Tax on Financial Transactions (Imposto sobre Operações Financeiras, or IOF), except in the case of exercise of appraisal rights, in which case CPMF may apply. Some Brazilian states impose ITCMD on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Material tax considerations

Law No. 8,894, dated as of June 21, 1994, created the IOF, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges, as well as exchange currency transactions. The rate of IOF with respect to transactions involving shares is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future transactions. The current applicable rate for almost all foreign currency exchange transactions is also zero. Notwithstanding this, the Ministry of Finance may increase the rate at any time, up to 25%. However, it may only do so with respect to future transactions.
CPMF is a tax imposed on bank account debits at a rate of 0.38%. Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007. The burden of the CPMF tax is borne by the holder of the bank account (in this case, TNL) and the responsibility for the CPMF tax collection is of the financial institution that carries out the relevant financial transaction.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax considerations to holders in exchanging TNL common shares, preferred shares or ADSs for TmarPart common shares or ADSs pursuant to the proposed stock swap and to holders in owning TmarPart common shares and ADSs following the stock swap. The discussion is only applicable to holders that hold common shares, preferred shares or ADSs of TNL and that will hold common shares or ADSs of TmarPart received as a result of the stock swap as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may apply to holders subject to special treatment under U.S. federal income tax law (including, but not limited to, banks, tax-exempt organizations, insurance companies and dealers in securities or foreign currency, partnerships or other pass-through entities, holders who have a functional currency other than the U.S. dollar, holders that hold TNL common shares, preferred shares or ADSs, or that will hold TmarPart common shares or ADSs, as part of a hedge, straddle or conversion transaction, holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of the stock in TNL or TmarPart and holders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation).
In addition, there is no discussion of state, local or non-U.S. tax consequences of the exchange of ADSs or shares pursuant to the stock swap or ownership of TmarPart common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.
Shareholders are urged to consult their own independent tax advisors concerning the U.S. federal tax consequences of the ADS or share exchange pursuant to the proposed stock swap and the ownership of TmarPart common shares and ADSs in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.
As used herein, the term “U.S. Holder” means a beneficial owner of TNL common shares, TNL preferred shares or ADSs representing TNL preferred shares (and, after the proposed stock swap, TmarPart common shares or ADSs representing TmarPart common shares) that is (1) an individual who is a citizen or resident of the U.S.; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state or the District of Columbia; (3) an

Material tax considerations

estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) that is subject to the supervision of a court within the U.S. and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is any beneficial owner of TNL common shares, TNL preferred shares or ADSs representing TNL preferred shares (and, after the proposed stock swap, TmarPart common shares or ADSs representing TmarPart common shares) that is not a partnership or a U.S. Holder.
If a partnership holds TNL common shares, preferred shares or ADSs or following the proposed stock swap common shares or ADSs of TmarPart, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership holding such common shares, preferred shares or ADSs is urged to consult its tax advisors regarding the tax consequences of the proposed stock swap and the ownership of TmarPart common shares or ADSs.
In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a holder who is a beneficial owner of an ADS will be treated as the owner of the underlying shares that are represented by such ADS. Deposits or withdrawals of underlying shares by holders into or from ADSs will not be subject to U.S. federal income tax.
The proposed stock swap
Consequences of the proposed stock swap
TmarPart believes that the proposed stock swap and exchange of shares pursuant thereto will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. This belief is not binding on the IRS or on the U.S. courts. You should also be aware that no advance U.S. federal income tax ruling has been (or will be) sought from the IRS regarding the tax consequences of the transactions described herein. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the analysis set forth herein. If the proposed stock swap and exchange of shares pursuant thereto do not qualify as a tax-free reorganization, the exchange of TNL common shares, preferred shares or ADSs for TmarPart common shares or ADSs will be taxable to U.S. Holders and to those Non-U.S. Holders described under “—Shareholder appraisal rights—Non-U.S. Holders” below.
The following discussion assumes that the proposed stock swap and share exchange qualifies for reorganization treatment.
No gain or loss will be recognized by a holder of TNL common shares, preferred shares or ADSs upon such holder’s receipt solely of TmarPart common shares or ADSs in exchange for TNL common shares, preferred shares or ADSs pursuant to the proposed stock swap. The aggregate tax basis of TmarPart common shares or ADSs received by each holder in the proposed stock swap will be the same as the aggregate tax basis of the TNL common shares, preferred shares or ADSs surrendered by such holder in exchange therefor. The holding period of TmarPart common shares or ADSs received by each holder in the proposed stock swap will include the period for which the TNL common shares, preferred shares or ADSs surrendered in exchange therefor were considered to be held.
Cash in lieu of fractional shares
U.S. Holders. The receipt of cash in lieu of fractional shares of TmarPart common shares or ADSs by a U.S. Holder of TNL common shares, preferred shares or ADSs will result in taxable gain or loss to such U.S. Holder for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received by such U.S. Holder and the U.S. Holder’s adjusted tax basis in the fractional share (determined as described above). The gain or loss will constitute capital gain or loss

Material tax considerations

and will constitute long-term capital gain or loss if the U.S. Holder has held the TNL common shares or ADSs for more than one year as of the date of the stock swap.
Non-U.S. Holders. A Non-U.S. Holder of TNL common shares, preferred shares or ADSs will not be subject to U.S. federal income tax in respect of gain recognized upon the receipt of cash in lieu of fractional shares of TmarPart common shares or ADSs unless, in the case of a Non-U.S. Holder who is an individual, that holder is present in the U.S. for 183 or more days in the taxable year of the stock swap and certain other conditions apply.
Shareholders’ reporting requirements
With respect to the TmarPart common shares or ADSs received as a result of the proposed stock swap and exchange of shares, U.S. Holders and Non-U.S. Holders who would be subject to U.S. federal income tax upon a taxable disposition of the shares will be required to retain records pertaining to the stock swap and exchange of shares. Under Treasury Regulations, such holders also are required to file with their U.S. federal income tax return, for the tax year in which the proposed stock swap occurs, a reorganization information statement setting forth certain facts relating to the stock swap and share exchange. You are urged to consult your own tax advisor concerning this requirement.
Shareholder appraisal rights
U.S. Holders. A U.S. Holder of TNL common shares who exercises its appraisal rights generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received by such U.S. Holder in exchange for its TNL common shares and the adjusted tax basis of such U.S. Holder in such TNL common shares. Such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder has held the TNL common shares for more than one year as of the date of the exchange.
Any gain or loss recognized by a U.S. Holder generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to the exercise of a U.S. Holder’s appraisal rights, or pursuant to a sale of TNL preferred shares or ADSs, U.S. Holders who do not have significant foreign source income might not derive an effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are complex and subject to limitations. You are urged to consult your own tax advisor regarding the application of the foreign tax credit rules to your particular circumstances.
Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized upon the exercise of such holder’s appraisal rights unless, in the case of a Non-U.S. Holder who is an individual, that holder is present in the U.S. for 183 or more days in the taxable year of the exercise of its appraisal rights and certain other conditions apply.
Cancellation of TNL ADSs and sale of preferred shares
Holders of TNL’s preferred shares or ADSs will not be entitled to appraisal rights. A holder of ADSs that chooses not to participate in the stock swap and instead surrenders its ADSs for cancellation and receives the underlying TNL preferred shares will not be subject to tax on the receipt of such preferred shares. A subsequent sale of the preferred shares for cash generally will be taxable as described for a holders exercising appraisal rights.

Material tax considerations

Backup withholding and information reporting
U.S. Holders. In general, cash payments received by U.S. Holders from the sale of TNL shares for cash paid within the U.S. or through certain U.S.-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28%, unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided the required information is furnished to the IRS.
Non-U.S. Holders. If TNL shares are held by a Non-U.S. Holder through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally would not be required. Information reporting, and possibly backup withholding, may apply if the TNL shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Information reporting and backup withholding generally will apply with respect to ADSs if the Non-U.S. Holder fails to provide appropriate information. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.
Ownership of TmarPart Common Shares or ADSs
Distributions on TmarPart Common Shares or ADSs
U.S. Holders. Subject to the discussion below under “—Passive foreign investment company rules,” the gross amount of any distributions (including payments considered “interest” in respect of shareholders’ equity under Brazilian law) paid to U.S. Holders of TmarPart common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend under Section 301 of the Code, to the extent paid out of current or accumulated earnings and profits of TmarPart as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date actually or constructively received by the U.S. Holder, in the case of TmarPart common shares, or by TmarPart’s ADR depositary, in the case of ADSs. To the extent that the amount of any distribution exceeds TmarPart’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution first will be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the TmarPart common shares or ADSs, and thereafter as capital gain.
Dividends paid by TmarPart will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
The amount of any dividend paid in reais will equal the U.S. dollar value of the reais determined at the spot real/ U.S. dollar rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the reais equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.
Pursuant to Section 901 of the Code, a U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including those discussed in Section 904 of the Code), to claim a

Material tax considerations

U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on TmarPart’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes (in accordance with Sections 164 and 275 of the Code). Dividends received with respect to the common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on TmarPart’s common shares or ADSs.
Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all shareholders of TmarPart generally will not be subject to U.S. federal income tax.
Subject to certain exceptions for short-term positions, the amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the TmarPart common shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the TmarPart common shares or ADSs will be treated as qualified dividend income if (1) the TmarPart common shares or ADSs are readily tradable on an established securities market in the U.S. and (2) TmarPart was not in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, the ADSs of TmarPart should qualify as readily tradable on an established securities market in the U.S. so long as they are listed on the NYSE, but no assurances can be given that the TmarPart ADSs will be or remain readily tradable under future guidance. In the case of TmarPart common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding TmarPart common shares directly and not through an ADS are urged to consult their own tax advisors.
Based on its audited financial statements, the Rothschild valuation as well as relevant market and shareholder data, TmarPart does not believe that it was a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on each of TmarPart’s and TNL’s audited or projected financial statements and current expectations regarding the value and nature of each company’s assets, the sources and nature of each company’s income, and relevant market and shareholder data, TmarPart does not anticipate becoming a PFIC following the stock swap or in subsequent taxable years. However, because these determinations are based on the nature of each company’s income and assets from time to time, involve factual determinations and the application of complex tax rules, and since neither company’s view is binding on the courts or the IRS, no assurances can be provided that TmarPart will not be considered a PFIC for the current or any future tax year. Furthermore, TmarPart’s PFIC status depends in part on the determination in the Rothschild valuation that TmarPart’s shares in TNL are worth at least 25% of the value of all shares in TNL. Since the Rothschild valuation is dated as of April 18, 2006, there is a significant risk that TmarPart’s shares in TNL were worth less than 25% of the value of all of TNL’s shares in periods before April 18, 2006, and thus that TmarPart might be treated as a PFIC for its 2005 and prior taxable years. Certain potential application of the PFIC rules is further discussed below.
The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether TmarPart will be able to comply with them. Holders

Material tax considerations

of TmarPart common shares and ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
Sale, exchange or other taxable disposition of TmarPart common shares or ADSs
U.S. Holders. Subject to the discussion below under “—Passive foreign investment company rules” for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of TmarPart common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the TmarPart common shares or ADSs. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common shares or ADSs have a holding period of more than one year. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.
Any gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. federal income tax purposes. Consequently, and as discussed under “—Shareholder appraisal rights”, a U.S. Holder may not be able to use any foreign tax credits arising from any Brazilian withholding tax imposed on the sale, exchange or other taxable disposition of TmarPart common shares or ADSs unless such credit can be applied (subject to applicable limitations) against U.S. tax due on the U.S. Holder’s other income treated as derived from foreign sources.
Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized upon a sale or other disposition of TmarPart common shares or ADSs unless, in the case of a Non-U.S. Holder who is an individual, that holder is present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions apply.
Passive foreign investment company rules
If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on TNL’s and TmarPart’s operations, appraised share values, projections and business plans and the other items discussed above, TmarPart does not believe that it was or currently is a PFIC, and does not expect to become a PFIC for its 2006 or future taxable years. However, without the benefit of valuation reports for previous periods, there is a significant risk that TmarPart’s shares in TNL were worth less than 25% of the value of all of TNL’s shares in periods before April 18, 2006, and thus that TmarPart might be treated as a PFIC for its 2005 and prior taxable years.
Any U.S. Holder who owns common shares or ADSs during any taxable year that TmarPart is a PFIC would be required to file IRS Form 8621. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the common shares or ADSs and the

Material tax considerations

availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should TmarPart be considered a PFIC for any taxable year.
Backup withholding
U.S. Holders. In general, dividends on common shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of common shares or ADSs, paid within the U.S. or through certain U.S.-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the holder (1) is a corporation or other exempt recipient or (2) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided the required information is furnished to the IRS.
Non.-U.S. Holders. If TmarPart shares are held by a Non-U.S. Holder through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally would not be required with respect to dividends on common shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of common shares or ADSs. Information reporting, and possibly backup withholding, may apply if the TmarPart shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Information reporting and backup withholding generally will apply with respect to ADSs if the Non-U.S. Holder fails to provide appropriate information. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

Where you can find more information
TmarPart is subject to the informational requirements of the CVM and the BOVESPA and files reports and other information relating to its business, financial condition and other matters with the CVM and Brazilian stock exchanges. You may read these reports, statements and other information at the public reference facilities maintained in Rio de Janeiro or São Paulo. Some TmarPart filings with the CVM are also available at the website maintained by the CVM at http://www.cvm.gov.br.
TmarPart has filed a registration statement on Form F-4 to register under the U.S. Securities Act of 1933, as amended, the TmarPart common shares (including common shares represented by TmarPart ADSs) to be received in the proposed stock swap by holders of TNL equity securities. This prospectus is part of that registration statement on Form F-4. In accordance with SEC rules and regulations, this document does not contain all the information set forth in the registration statement or the exhibits to the registration statement.
TNL is subject to the periodic reporting and other informational requirements of the U.S. Exchange Act of 1934, as amended. Accordingly, TNL is required to file or furnish reports and other information with the SEC. Investors may inspect and copy reports and other information filed by TNL at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, and at the SEC’s Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Investors may obtain copies of these materials upon written request from the SEC’s Public Reference Section at 100 F Street N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the charges for mailing copies of the documents TNL has filed. Investors may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition to the public reference facilities maintained by the SEC and the NYSE, investors may obtain the registration statement, upon written request, from The Bank of New York, depositary for the TNL ADSs at its corporate trust office located at 101 Barclay, New York, New York 10286.
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering shares of our common stock pursuant to the stock swap (as described in this prospectus) only in jurisdictions where permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of closing of the stock swap and delivery of shares of our common stock pursuant thereto.
Enforcement of civil liabilities under U.S. securities laws
TmarPart is currently a closely-held company organized under the laws of Brazil and reporting to the CVM. Other than the TNL’s and Contax’s control shares held by TmarPart, it currently does not have any material assets or operations. Substantially all of the assets of TmarPart are located in Brazil. All of TmarPart’s directors and officers and some of the advisors named herein reside in Brazil. As a result, it may not be possible for investors to effect service of process within the United States upon TmarPart or such other persons or to enforce against them or TmarPart in U.S. courts judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
TmarPart has been advised by its Brazilian legal counsel, Barbosa, Müssnich & Aragão, that judgments of U.S. courts for civil liabilities based upon U.S. federal securities laws may be, subject to the requirements described below, enforced in Brazil. A judgment against TmarPart or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the

Enforcement of civil liabilities under U.S. securities laws

merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

➢	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

➢	is issued by a competent court after proper service of process is made in accordance with Brazilian law;

➢	is final and therefore not subject to appeal;

➢	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

➢	is not contrary to Brazilian national sovereignty, public policy or public morality;

➢	original actions based on the U.S. federal securities laws may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts will enforce liabilities in such actions against TmarPart’s directors, its officers and the advisors named herein; and

➢	the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching TmarPart’s assets is limited by provisions of Brazilian law.
A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement judgments that have been duly confirmed by the Brazilian Federal Superior Court of Justice (Superior Tribunal de Justica).
Legal matters
The validity of the TmarPart ADSs to be issued pursuant to the stock swap will be passed upon for us by Gibson, Dunn & Crutcher LLP. The validity of the TmarPart common shares to be issued pursuant to the stock swap has been passed upon by Barbosa, Müssnich & Aragão Advogados. Certain material Brazilian tax consequences of the corporate restructuring and stock swap have been passed upon by Barbosa, Müssnich & Aragão Advogados.
Experts
The financial statements of TmarPart as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of TNL as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of Pricewaterhouse, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The Corporate Restructuring Valuation Report was prepared by N M Rothschild & Sons (Brasil) Ltda. The Valuation Report was prepared by Apsis Consultoria Empresarial Ltda.

Telemar Participações S.A.
Financial Statements
at December 31, 2005 and 2004
and for the three years ended December 31, 2005
and Report of Independent Registered
Public Accounting Firm

Telemar Participações S.A.

Report of independent registered
public accounting firm
To the Board of Directors and Shareholders
Telemar Participações S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of changes in financial position present fairly, in all material respects, the financial position of Telemar Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2005 and 2004 and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2005, prepared in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows for each of the three years in the period ended December 31, 2005. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 35 and 36 to the consolidated financial statements.
/s/ PRICEWATERHOUSECOOPERS
Auditores Independentes
Rio de Janeiro, Brazil
May 5, 2006

Telemar Participações S.A.

Consolidated balance sheets at December 31,

	2005	2004

	(expressed in thousands
	of Brazilian Reais
ASSETS
Current assets
Cash and cash equivalents	4,166,801	5,675,910
Trade accounts receivable, net	3,741,381	3,630,069
Recoverable taxes	1,468,221	1,075,540
Deferred taxes	223,460	122,403
Prepaid expenses	398,155	245,717
Inventories	159,324	231,818
Other current assets	197,076	196,601

Total current assets	10,354,418	11,178,058

Long-term assets
Deferred taxes	1,465,394	1,468,996
Recoverable taxes	233,665	208,951
Judicial deposits	716,293	542,063
Prepaid expenses	263,033	247,702
Credits receivable	119,065	133,160
Other long-term assets	271,212	233,711

Total long-term assets	3,068,662	2,834,583

Permanent assets
Property, plant and equipment, net	13,069,797	13,770,208
Intangible assets	1,992,441	2,183,695
Deferred charges	426,122	490,327
Investments	12,519	11,898

Total permanent assets	15,500,879	16,456,128

Total assets	28,923,959	30,468,769

LIABILITIES, DEFERRED INCOME, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	2,827,567	3,198,661
Suppliers	1,942,958	1,852,867
Debentures including interest	1,342,116	179,573
Dividends and interest on own-capital	1,036,321	1,238,437
Taxes other than on income	839,530	757,257
Deferred taxes and taxes on income	540,192	411,391
Payroll and related accruals	232,011	247,407
Tax financing program—REFIS	117,169	108,729
Amounts payable relating to Pegasus acquisition		57,479
Other current liabilities	117,325	53,265

Total current liabilities	8,995,189	8,105,066

Long-term liabilities
Loans and financing	5,802,159	7,748,184
Provisions for contingencies	1,966,983	1,627,476
Tax financing program—REFIS	825,443	853,511
Taxes other than on income	2,298	34
Deferred taxes and taxes on income	872	872
Debentures	300,000	1,457,200
Other long-term liabilities	31,075	33,003

Total long-term liabilities	8,928,830	11,720,280

Total liabilities	17,924,019	19,825,346

Deferred income	21,250	29,977

Minority Interests	8,776,320	8,216,054

Shareholder’s equity
Share capital	2,113,074	3,385,466
Retained earnings/accumulated losses	89,296	(1,103,195)
Capital reserves		115,121
Total shareholders’ equity	2,202,370	2,397,392

Total liabilities, deferred income, minority interests and shareholders’ equity	28,923,959	30,468,769

The accompanying notes are an integral part of these consolidated financial statements

Telemar Participações S.A.

Consolidated statements of operations

	Years ended December 31,

	2005	2004	2003

	(expressed In thousands of Brazilian Reais,
	except number of shares and per-share amounts)
Net operating revenue
Services provided	16,290,939	15,093,876	13,404,383
Sales of handsets and accessories	767,319	747,834	598,421

	17,058,258	15,841,710	14,002,804
Costs of services provided and goods sold
Services provided	(8,707,170)	(8,194,294)	(7,943,624)
Costs of handsets and accessories	(804,766)	(890,043)	(644,382)

	(9,511,824)	(9,084,337)	(8,588,006)
Gross profit	7,546,371	6,799,483	5,511,334

Operating expenses
Selling	(2,076,955)	(1,982,257)	(1,738,617)
General and administrative	(1,129,938)	(958,012)	(844,245)
Other operating expenses, net	(863,184)	(770,337)	(390,706)

	(4,070,077)	(3,710,606)	(2,973,568)
Operating income before interest	3,476,294	3,046,767	2,441,230

Interest income	974,317	801,797	616,091
Interest expenses	(2,598,859)	(2,510,263)	(2,895,324)

Operating income	1,851,752	1,338,301	161,997
Non operating expenses, net	22,175	(66,221)	(49,109)

Income before taxes and minority interests	1,873,927	1,272,080	112,888
Income tax and social contribution (expense) benefit	(421,289)	(446,529)	111,379

Minority interests in income of consolidated subsidiary	(1,304,391)	(783,533)	(310,228)

Net income (loss) for the year	148,247	42,018	(85,961)

Shares outstanding at the balance sheet date (in thousands)	3,432,901	3,432,901	3,432,901

Net income (loss) for the year, per share outstanding at the balance sheet date (in Reais)	0.04	0.01	(0.03)

The accompanying notes are an integral part of these consolidated financial statements

Telemar Participações S.A.

Statement of changes in shareholders’ equity (Parent Company)

		Capital reserve	Earnings reserves

		Goodwill on the		Unrealized
	Share	subscription of	Legal	income	Accumulated
	capital	shares	reserve	reserve	losses	Total

	(expressed in thousands of Brazilian Reais, except per-share amounts)
At December 31, 2002	3,385,466	115,121			(1,049,995)	2,450,592
Prior year adjustments					(4,272)	(4,272)
Net income for the year					5,612	5,612

At December 31, 2003	3,385,466	115,121			(1,048,655)	2,451,932
Prior year adjustments					(4,271)	(4,271)
Net income for the year					30,703	30,703

At December 31, 2004	3,385,466	115,121			(1,022,223)	2,478,364
Absorption of accumulated losses	(1,022,392)	(115,121)			1,137,513
Capital reduction	(250,000)					(250,000)
Constitution of unrealized income reserve				115,290	(115,290)
Net income for the year					137,177	137,177
Appropriation of net income for the year:
Constitution of legal reserve			6,859		(6,859)
Dividends proposed (R$27.68 per thousand shares)					(95,023)	(95,023)
Appropriation to unrealized income reserve				35,295	(35,295)

At December 31, 2005	2,113,074		6,859	150,585		2,270,518

	2005	2004

Shareholders’ equity per share	0.66	0.72

The accompanying notes are an integral part of these consolidated financial statements

Telemar Participações S.A.

Consolidated statements of changes in financial position

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of
	Brazilian Reais)
Financial resources were provided by:
Operations:
Net income for the year	148,247	42,018	(85,961)
Prior year adjustments		(4,273)	(4,272)
Minority interests in income of consolidated subsidiary	1,304,391	783,533	310,228
Expenses (income) not affecting working capital:
Depreciation	3,256,423	3,233,680	3,446,241
Amortization of deferred charges	67,489	68,181	68,226
Amortization of goodwill	167,362	167,932	304,453
Provisions for contingencies	937,485	935,882	680,082
Interest and long-term monetary and exchange variations	259,804	264,987	1,327,646
Equity accounting adjustments and capital gain	(51,490)	(108,332)	(109,423)
Net result on sale of property, plant and equipment and shares	(62,447)	2,761	19,789
Provision for losses on discontinued assets	40,462	90,347	81,998
Provision for losses on fiscal incentives		6,180	46,364
Provision for inventory write-off			37,063
Long-term interest on financed taxes and contributions— REFIS	82,193	72,523
Long-term deferred Income tax and social contribution	29,240	(164,697)	(251,610)
Realization of deferred income	(2,276)	(30,427)

	6,176,883	5,360,295	5,870,824

Third Parties:
Fiscal Incentives	83,417	94,717
Increase in long-term liabilities	150,000	250,000	2,845,156
Realization of the Pre-emptive right	36,857	18,242	141,456
Transfer from long-term receivables to current assets	21,357	97,449	130,411
Dividends and interest on own-capital prescribed	42,920	61,121	24,625
Disposal of permanent assets	169,347	154,102	36,367

Total funds provided	6,680,781	6,035,926	9,048,839

Financial resources were used for:
Capital reduction	250,002
Increase in long-term receivables	274,187	346,559	401,304
Purchase of treasury shares	128,455	349,182	23,123
Increase in permanent assets:
Investments	4,457	288	43,609
Property, plant and equipment	2,537,030	2,058,078	1,616,096
Licenses		4,522	66,096
Deferred charges	4,156
Dividends and interest on own-capital proposed	958,060	1,146,683	508,743
Transfer from long-term liabilities to current liabilities	4,238,197	1,984,642	3,818,980

Total funds used	8,394,544	5,889,954	6,477,951

Increase (decrease) in working capital	(1,713,763)	145,972	2,570,888

Changes in working capital
Current assets
At the end of the year	10,354,418	11,178,058	9,974,475
At the beginning of the year	11,178,058	9,974,475	6,162,685

	(823,640)	1,203,583	3,811,790

Current liabilities
At the end of the year	8,995,189	8,105,066	7,047,455
At the beginning of the year	8,105,066	7,047,455	5,806,553

	890,123	1,057,611	1,240,902

Increase (decrease) in working capital	(1,713,763)	145,972	2,570,888

The accompanying notes are an integral part of these consolidated financial statements

Telemar Participações S.A.

Consolidated statements of cash flow

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of
	Brazilian Reais)
Cash flow from operating activities
Net income for the year	148,247	42,018	(85,961)
Prior year adjustments		(4,273)	(4,272)
Adjustments to reconcile net income for the year to cash provided by operating activities:
Minority interest in income of consolidated subsidiary	1,304,391	783,533	310,228
Accrued interest	259,804	264,987	1,327,646
Depreciation	3,256,423	3,233,680	3,446,241
Provision for contingencies	937,485	935,882	680,082
Amortization of deferred charges	67,489	68,181	68,226
Amortization of goodwill	167,362	167,932	304,453
Deferred income tax and social contribution	29,240	(164,697)	(251,610)
Equity accounting adjustments	(51,490)	(108,332)	(109,423)
Result on disposal of fixed assets and investment in securities	(62,447)	2,761	19,789
Provision for losses on tax incentives		6,180	46,364
Provision for loss on discontinued assets	40,462	90,347	81,998
Monetary restatement of dividends and interest on own-capital	38,316	24,023	8,223
Realization of deferred income	(2,276)	(30,427)
Monetary restatement of REFIS	82,193	72,523	54,023
Fiscal incentives	83,417	94,717	105,401
Realization of pre-emptive right	36,857	18,242	141,456
Provision for inventory write-off			37,063

	6,335,473	5,497,277	6,179,927
Decrease (increase) in assets
Accounts receivable	(111,312)	(96,590)	(894,144)
Credits receivable	14,095	205,604	(253,950)
Deferred and recoverable taxes	(514,850)	(272)	284,418
Prepaid expenses	(167,769)	(38,759)	(201,205)
Judicial deposits	(174,230)	(140,331)	(74,711)
Inventories	72,494	(94,953)	(27,975)
Financial investments			141,455
Other assets	(33,373)	(225,716)	(65,683)
Increase (decrease) in liabilities
Suppliers	90,091	(47,014)	271,449
Payroll and related accruals	(15,396)	(13,668)	(40)
Payable and deferred taxes	213,338	452,597	(51,069)
Refinancing of taxes and contributions—REFIS	(19,628)	(44,470)	1,006,710
Provisions for contingencies	339,507	420,654	(585,312)
Other liabilities	4,653	(98,024)	(71,197)

Net cash provided by operating activities	6,033,093	5,776,335	5,658,713

Cash flow from investing activities
Property, plant and equipment	(2,537,030)	(2,058,078)	(1,616,096)
Disposal of permanent assets	169,347	154,102	36,367
Licenses		(4,522)	(66,096)
Investments, net	(4,457)	(288)	(43,609)
Deferred charges	(4,156)

Net cash used in investing activities	(2,376,296)	(1,908,786)	(1,689,434)

Cash flow from financing activities
Proceeds from long-term loans and financing	771,538	2,096,571	2,684,296
Repayment of long-term loans and financing	(4,430,819)	(3,760,759)	(3,358,424)
Proceeds from debentures	150,000	150,000	157,200
Capital reduction	250,000
Purchase of treasury shares by Parent Company	(128,455)	(349,182)	(23,123)
Dividends and interest on own-capital prescribed	42,920	61,121	24,625
Payment of dividends and interest on own-capital paid	(1,321,090)	(923,838)	(565,356)

Net cash used in financing activities	(5,165,906)	(2,726,087)	(1,080,782)

Increase (decrease) in cash and cash equivalents	(1,509,109)	1,141,462	2,888,497
Cash and cash equivalents at the beginning of the year	5,675,910	4,534,448	1,645,951

Cash and cash equivalents at the end of the year	4,166,801	5,675,910	4,534,448

Supplemental cash flow information
Income tax and social contribution paid	503,309	280,576	97,808
Interest paid	951,368	950,229	1,037,693
Cash paid against provisions for contingencies	584,043	356,529	349,209
Non cash transactions:
Net goodwill on downstream merger		(167,605)	(167,605)
The accompanying notes are an integral part of these consolidated financial statements

Telemar Participações S.A.

Notes to the consolidated financial statements
Years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

1	DESCRIPTION OF BUSINESS
Telemar Participações S.A. (the “Parent Company”) and its subsidiaries are referred to as “the Company” in these financial statements.
The Parent Company’s principal business objectives are (i) to maintain a direct or indirect interest in the capital of other companies, specifically in Tele Norte Leste Participações S.A. (“TNL”) and (ii) to hold total control over Bakarne Investments Ltd., (“Bakarne”). The Parent Company may, also, render management and administrative services to the companies under its control, as well as maintain interests in other companies in the country or abroad.
TNL was constituted on May 22, 1998, upon the split-up of Telecomunicações Brasileiras S.A. (“Telebrás”), primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, subsidiary of the Parent Company, which at December 31, 2005 held 17.48% of the total capital and 52.45% of the voting capital.
TNL is registered with the “Comissão de Valores Mobiliários—CVM” (Brazilian securities commission) as a publicly held company whose shares are listed on the “Bolsa de valores de São Paulo—Bovespa” (São Paulo stock exchange). TNL is also registered with the U.S. Securities and Exchange Commission—SEC and its American Depositary Shares (ADS)—level II are listed on the New York Stock Exchange (NYSE). Approximately 44.27% of the preferred shares are negotiated on the NYSE through ADS.

(a)	The main Company’s business is divided into the following segments:
(i)     Fixed-line telecommunications
Telemar Norte Leste S.A. (“Telemar”), a TNL subsidiary, is the principal provider of fixed-line telecommunications services in its operating area—Region I—which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for Sector 3 of this Region, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Paranaíba” in the State of Minas Gerais, where “Companhia de Telecomunicações do Brasil Central—“CTBC” operates). These services were provided under a concession granted by “Agência Nacional de Telecomunicações—Anatel” (national agency for telecommunications), the regulatory authority for the Brazilian telecommunications sector, which expired on December 31, 2005. The concession could be renewed for an additional 20-year period, if the terms of that extension and the conditions of the last concession agreement were met (mainly universal service and quality target in each case to be determined by Anatel and the Ministry of Communications), at a cost of 2% of previous years net revenues from telecommunications services, payable every two years. On June 30, 2003, Telemar sent correspondence to Anatel, as required by law, formalizing its explicit interest to exercise the right to renew the concession. On December 22, 2005, new agreements were signed, with new universal service and quality targets, extending Telemar’s concession through 2025. For the new concession period the principal changes relating to the agreement in effect from 1998 to 2005, are the following:

➢	Local services will be billed based on usage in minutes and the monthly franchise is now 200 minutes for residential subscribers and 150 minutes for non-residential subscribers. This change has been postponed for one year as of March 2006;

Notes to the consolidated financial statements

➢	The “Índice do Setor de Telecomunicações—IST” (Index for the telecommunications sector) is now the basis for future tariff readjustments. The IST will be published by Anatel on a monthly basis, and its composition will be revised every two years. The 2006 tariff readjustment for local and long-distance services will be based on the “Índice Geral de Preços—Disponibilidade Interna IGP-DI” (general price index for domestic products), for the last seven months of 2005 (June through December), and on the IST for the first five months of 2006 (January through May);

➢	With regard to the universalization targets, “Postos de Serviços de telecomunicações—PST” (telecommunication service centers) were created for the installation of 4,071 computers to connect the public to the Internet, and the requirements relating to the quantity of public telephones were reduced from eight per thousand to six per thousand inhabitants; and

➢	Creation of the “Acesso Individual para Classe Especial—AICE” (individual access for the low-income segment), which has a lower monthly subscription fee than the Basic Plan, and necessarily is pre-paid, and available only for residential subscribers.
Until December 22, 2004, TNL held 80.89% of Telemar’s capital, representing 97.24% of voting shares and 67.85% of preferred shares. At a meeting of TNL’s Board of Directors, held on that date, a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda. By transferring almost all of Telemar’s preferred shares. After the transaction, TNL directly holds 43.23% of Telemar’s total capital, maintaining, the proportions of 97.24% of voting capital and 80.89% of total capital, considering that Telemar Telecomunicações is a wholly-owned subsidiary of TNL.
(ii)     Mobile telecommunications
Mobile telecommunications services are provided by TNL PCS S.A. (“Oi”) using the “Serviço Móvel Pessoal—SMP” (personal mobile service) authorization license, which was acquired on March 12, 2001 for R$1,102,007 and with the rights to use certain radio frequencies, expiring on March 12, 2016. On June 26, 2002, Oi was authorized by Anatel to start providing the services, using GSM/GPRS technology within Region I. In addition to SMP services, Oi is also authorized to offer: (I) national long-distance services within Region II, which comprises the States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District and in Region III, which comprises the State of São Paulo, and in Sector 3 of Region I; and (ii) international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization may be renewed for an additional 15 year period, at a charge, payable every two years of 2% of the previous year’s net revenues from telecommunications services, provided that the conditions of the current authorization are met.
On May 30, 2003, after approval by the Board of Directors of TNL and Telemar, Telemar acquired from TNL 99.99% of Oi’s shares.
On November 30, 2005, Oi’s Extraordinary General Meeting approved the Protocol and Justification of the incorporation of Pegasus Telecom S.A., considering the interest in the continuity of the corporate restructuring of the Telemar Group, in order to take advantage of the operating synergies between the two companies and consequent significant gains, such as the alignment of several communications services rendered and the transfer of the granting to render telecommunication services, specially for data transmission in Regions I, II and III, so that the licenses granted will have one and the same holder. This meeting also approved the following:

➢	Appraisal report on the shareholder’s equity of Pegasus Telecom S.A. (“incorporated company”), prepared by an expert company, in the total amount of R$1,387,229, against book value on October 31, 2005; and

Notes to the consolidated financial statements

➢	Subscription and full payment of Oi’s capital increase (“incorporating company”), in the amount of R$1,387,229, through delivery of the shares of the incorporated to the incorporating company, with the issue of 1,387,228,783 common shares with no par value, at the issue price of R$1.00 (one real) per share.
(iii)     Contact center
TNL Contax S.A. (“TNL Contax”), a contact center that was directly controlled by TNL and is currently a direct subsidiary of the Parent Company, under the name Contax Participações S.A. It engages in the provision of customer services in general, both inbound and outbound. Inbound contact center services include sales, market research, tele-sales and collection, while outbound services include providing product information, sales, complaints, customer service and help desk. A number of TNL Contax’s commercial agreement prices are based on the number of workstations and hours.
TNL Contax was created to take advantage of the significant growth opportunities in the Brazilian market for outsourced contact centers.
On November 26, 2004, TNL disclosed a Relevant Fact notice in connection with the approval, by its Board of Directors, of the spin-off of TNL Contax.
The transaction was approved by TNL’s Extraordinary General Meeting held on December 29, 2004 and can be summarized as follows:

➢	Change of the corporate name of subsidiary Caroaci Participações S.A. to Contax Participações S.A. (“Contax Participações”); and

➢	Subscription and payment of a capital increase of Contax Participações, by TNL, in the amount of R$223,708, as well as a R$50,000 increase in capital reserves, comprising: (i) transfer of 100% of TNL Contax’ shares held by TNL as of October 31, 2004, valued at R$126,030; (ii) assignment of a credit of R$57,678 due by TNL Contax to TNL, corresponding to the balance of a loan between the two companies, also as of October 31, 2004; and (iii) cash payment of R$90,000.
Additionally, TNL’s share capital was decreased by R$277,526, corresponding to the investment in Contax Participações, at November 30, 2004, without changing the number of shares and subsequent delivery of Contax Participações shares to all TNL shareholders, in accordance with their percentage holding in TNL’s shares. This capital reduction occurred on March 1, 2005, that is, after the legal 60 day period for TNL’s creditors to oppose to the operation, and there was no opposition within this period.
On February 17, 2005, TNL released a note to shareholders, related to the reduction of share capital, in which the Company announces to the shareholders that information is being prepared for the registration of Contax Participações with the BOVESPA, as well as to institute a program of American Depositary Receipts—ADRs of Contax Participações’ preferred shares with the NYSE.
On August 17, 2005, TNL and Contax Participações disclosed in a note to shareholders that the title of the issued shares of Contax Participações was transferred to the holders of the issued shares of TNL, on August 26, 2005. Thus, TNL’s shares were then negotiated as “ex-restitution of the capital in shares of Contax Participações” as of August 29, 2005. The BOVESPA authorized the listing and negotiation of Contax Participações’ shares on May 20, 2005.
TNL’s ADRs were negotiated at the NYSE “ex-restitution of the capital in ADRs of Contax Participações” as of August 30, 2005. Contax Participações’ ADRs were delivered to the holders of TNL’s ADRs on September 06, 2005. As of August 31, 2005, Contax Participações’ shareholders were entitled to negotiate the ADRs that were credited to their names as a consequence of TNL’s capital reduction.

Notes to the consolidated financial statements

(iv)     Other business activities

➢	Pegasus Telecom S.A. (“Pegasus”), incorporated by Oi as mentioned before, engaged in the exploitation, operation, sale, project development, execution and provision of telecommunications services, in particular data transmission services, within Regions I, II and III.

➢	Companhia AIX de Participações (“AIX”) supplies the infrastructure of ducts for the installation of optic fiber cables along the highways in the State of São Paulo, providing these services to Telemar and Pegasus. AIX’s main objective is the participation in the Refibra Consortium, as leader. The Refibra Consortium was created to equalize the past due credits of the highway concessionaires and other creditors with Barramar S.A., a third party , which defaulted contracts signed as from 1998. Among the main creditors of Barramar S.A. were the shareholders of AIX—(Pegasus, Telesp and Alcatel) having the latter disposed of its participation to the other two shareholders in December 2003. Pegasus held a 18.1% participation in AIX, and increased its participation to 50% on December 16, 2003, and on December 31, 2003 transferred its participation to Telemar against book value;

➢	HiCorp Comunicações Corporativas S.A. (“HiCorp”), a wholly owned subsidiary of TNL, approved in an Extraordinary General Meeting held on October 15, 2004, the incorporation of TNL.Acesso, to simplify the corporate structure, and also altered the objective of the company to cover all internet activities, acting in the access provider market, services and electronic markets.

➢	TNL.Net Participações S.A. (“TNL.Net”), controlled directly by TNL, has as objective the participation in other commercial and civil companies, as partner, shareholder or quota holder, to explore by itself or other entities, activities related to the Internet in the country or abroad;

➢	Telemar Internet Ltda. (“Oi Internet”), a wholly owned Telemar subsidiary, has as objective providing internet access services and started its activities in January, 2005;

➢	Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a wholly owned subsidiary of TNL, since December 22, 2004, holds 37.66% of Telemar’s total capital, corresponding to 100% of the preferred shares previously owned by the Parent Company;

➢	TNL Trading S.A. (“TNL Trading”), a wholly owned subsidiary of TNL, which engages in the import and export of consumer goods to comply with covenants of loans signed in the past. Its operations are suspended since April 2005;

➢	TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly owned subsidiary of TNL, has as objective rendering telecommunications services in general. This company has not started operations yet;

➢	Coari Participações S.A. (“Coari”), constituted on July 31, 2000, has as objective the participation in other companies, commercial and civil, as partner, shareholder or quota holder, in the country or abroad. In December 2003, Telemar acquired 100% of Coari shares. This company has not started operations yet; and

➢	Calais Participações S.A. (“Calais”), constituted on July 31, 2000, has as objective the participation in other companies, commercial and civil, as partner, shareholder or quota holder, in the country or abroad. In December 2004, Telemar acquired 100% of Calais shares. This company has not started operations, yet.

(b)	Acquisition of Pegasus
On December 27, 2002, the Company signed a purchase and sale contract for 68.83% of Pegasus’ shares, increasing its total participation to 93.27%. The price was established based on two economic-financial appraisals prepared by specialized international institutes. The Company acquired the

Notes to the consolidated financial statements

remaining interest of 6.73% in February 2003, increasing its total participation to 100.00%. As a result of these acquisitione the Company recorded goodwill in the amount of R$420,481. The agreement provided for some conditions to adjust the purchase price, mainly related to adjustments due to unrecognized tax credits. As these credits were financially realized, the purchase price was adjusted accordingly.

(c)	Participation increase in AIX
The Company has a 50% interest in AIX, which engages in the provision of duct infrastructure for the installation of fiber-optic cables alongside the main highways of the State of São Paulo. On November 19, 2003, the AIX shareholders (Alcatel Telecomunicações S.A., Telecomunicações de São Paulo S.A.—Telesp, and Pegasus) approved the economic-financial appraisal of AIX prepared by an expert firm, including existing credits with Barramar S.A., the realization of which is contingent upon the future profitability of the Refibra Consortium. The profitability of this Consortium arises from the compliance with contracts for the use of ducts and networks of Telesp, Telemar and Pegasus. Based on this project, the Board of Directors of AIX, at a meeting held on November 20, 2003, decided to set up a provision for losses of R$157,400. On December 16, 2003, Alcatel sold its interest to Pegasus and Telesp, when Pegasus acquired 79.1% of those shares for R$1, recording a negative goodwill of R$53,955.
Simultaneously, Pegasus and Telesp increased AIX’s capital shares by capitalizing credits held in this company, in the amounts of R$59,816 and R$105,752. With this acquisition and capitalization of credits, Pegasus increased its interest from 18.1% to 50%.
On December 31, 2003, Pegasus sold to Telemar, its interest in AIX for book value.
In December 2004, the Board of Directors of AIX approved a further technical study on the potential of realization of the assets, prepared by third parties, and the provision for losses previously mentioned was increased by R$53,972. As a result, the negative goodwill was adjusted by R$17,358, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment.
The components of assets and liabilities, as well as revenues and expenses of AIX, were aggregated to the consolidated financial statements in proportion to Telemar’s participation in this company’s share capital.

Notes to the consolidated financial statements

The amounts of the main groups on AIX’s balance sheets at December 31, 2005 and 2004 and the respective income statements for the years ended on those dates, already considering Telemar’s proportional participation of 50%, are presented below:
Balance sheets

	2005	2004

ASSETS
Current assets
Cash and cash equivalents	4,043	1,021
Accounts receivable	1,961	1,764
Other assets	969	447

	6,973	3,232

Long-term receivables
Credits receivable	71,041	76,503
Judicial deposits	366	356

	71,407	76,859

Permanent assets
Property, plant and equipment	20,626	21,437
Deferred charges	12,960	15,219

	33,586	36,656

Total assets	111,966	116,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Suppliers	7,260	5,187
Payable and deferred taxes	5,111	2,851
Other liabilities	288	1,537

	12,659	9,575

Long-term liabilities
Loans and financing	29,370	29,297
Other liabilities	2,398	2,019

	31,768	31,316

Deferred income	1,897	4,174

Shareholders’ equity
Capital	230,464	230,464
Accumulated losses	(164,822)	(158,782)

	65,642	71,682

Total liabilities and shareholders’ equity	111,966	116,747

Notes to the consolidated financial statements

Income statements

	2005	2004

Gross operating revenues	25,558	22,127
Deductions	(3,043)	(2,534)

Net operating revenue	22,515	19,593
Cost of services rendered	(9,317)	(11,887)

Gross profit	13,198	7,706
Operating expenses
Selling	(4)	(22)
General and administrative	(3,009)	(2,879)
Other operating expenses, net	(2,265)	(1,354)

	(5,278)	(4,255)

Operating profit before financial results	7,920	3,451
Financial results	(7,538)	(9,003)
Operating income (loss)	382	(5,552)
Non operating expenses, net	(5,474)	(53,978)
Loss before income tax and social contribution	(5,092)	(59,530)
Income tax and social contribution	(949)	(172)

Loss for year	(6,041)	(59,702)

(d)	Goodwill on downstream merger
On December 14, 1999, as permitted by Article 157 of Brazilian Corporate Law and CVM Instruction No. 31/84, 319/99 and 320/99 of the Comissão de Valores Mobiliários (“CVM”), the Brazilian equivalent of the Securities and Exchange Commission, the Company, subscribed and paid in, through contribution of its investment and corresponding goodwill asset (the “Goodwill”) in TNL, 100% of the capital of a new entity, called “140 Participações S.A.”
The objective of the downstream merger, or “legal reorganization”, was to comply with CVM Instruction No. 319/99. The Goodwill represented by the excess amount paid over the book value on the acquisition of TNL’s shares by the Company was R$2,464.787. The downstream merger assured the realization of the pre-existing tax benefit related to the Goodwill. The downstream merger of 140 Participações S.A. was approved by TNL’s shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into TNL. In the downstream merger, the Company’s shareholders received shares of TNL in exchange for their shares in 140 Participações S.A.
By effecting the downstream merger, the tax benefit of the amortization of the Goodwill was converted to a deferred asset (the “Deferred Charge”), considering that it is deductible for tax purposes.
According to CVM Instruction No. 349/00, the Goodwill had to be reduced to the actual amount of the tax benefit by means of a provision. Accordingly, TNL recorded a provision, representing 66% of the total goodwill, reducing the total Deferred Charge to R$824,060, i.e., 34% (statutory tax rate in Brazil) of the Goodwill. The Deferred Charge is amortized over 60 months and recorded as other operating expenses. The provision is realized in 60 months and the realization is recorded as other operating income. As the amortization expense of the Deferred Charge is deductible for tax purposes, and the realization of the provision is not taxable, TNL added-back the tax-effect in Note 8, where it shows a reconciliation of the statutory tax rate to the effective tax rate.
In accordance with Brazilian GAAP, TNL may issue shares (pro rata for both common and preferred shares) based on the different pricing criteria permitted by law to the contributing shareholder for the

Notes to the consolidated financial statements

amount of the tax benefits recognized by TNL. However, the minority shareholders will be given the right to purchase (directly from the contributing shareholder) their pro rata share of this share capital increase at the same issue price, in order to prevent dilution.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)     Basis of presentation
The consolidated financial statements, which are used as the basis for determining income tax and mandatory minimum dividend calculations, have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law N° 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” (the Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the “Instituto dos Auditores Independentes do Brasil” (the Brazilian Institute of Independent Accountants, or “IBRACON”). The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest. Under Brazilian GAAP, interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method, as of December 2003, the Company includes its 50% share of AIX income and expenses and assets and liabilities. Investments in businesses in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method.
The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the Parent Company, have been filed with the CVM in March 14, 2006. The financial statements presented herein do not include the Parent Company’s stand alone financial statements and are not intended to be used for statutory purposes.
The consolidation process for the balance sheet and the statement of operations accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the elimination of intercompany transactions and unrealized profits.
The statement of cash flows was prepared in accordance with SFAS No. 95 (See item q), considering the main operations, which impacted the Company’s cash and cash equivalents and financial investments. This statement is divided into operating, investment and financial activities.
The financial information by business segment has been prepared for the year 2005 (segments fixed-line and mobile) and for the year 2004 (segments fixed-line, mobile and contact center). Because each segment is basically a different entity, the balances and results are already segregated. The differences refer to international long-distance services with the use of the “Código de Seleção de Prestadora—CSP 31” (selection operator code), billed by Oi under its authorization, but provided through Telemar’s fixed-line network and, therefore, considered as services of the fixed-line segment.

(b)	Consolidation principles
The consolidated financial statements include the financial statements of the direct subsidiaries Telemar, HiCorp, TNL.Net, Telemar Telecomunicações, TNL Trading, TNL PCS Participações, Contax Participações (until TNL’s capital reduction as mentioned in Note 1), of the indirect subsidiaries Oi, Pegasus (incorporated by Oi according to Note 1), Telemar Internet, TNL Contax (until the transfer of 100% of the shares held by TNL to Contax Participações as mentioned in Note 1), AIX, Coari and Calais (as of December 31, 2004). Additionally, the financial statements of AIX, entity under joint

Notes to the consolidated financial statements

control with Telesp, were consolidated in proportion to Telemar’s 50% participation in its share capital. The main consolidation procedures are:

➢	Sum of the balances of the asset, liability, income and expense accounts, according to their nature;

➢	Elimination of the balances of the asset, liability and income and expense accounts, as well as income and expenses between the consolidated companies;

➢	Elimination of TNL’s interests in net shareholders’ equity of its subsidiaries; and

➢	Recognition of minority interests in shareholders’ equity and in net income.
For the preparation of the financial statements it is necessary to use estimates to account for certain costs, assets, liabilities and other financial transactions. The Company’s financial statements include, therefore, estimates referring to the useful lives of assets, provisions for contingent liabilities, determination of provisions for income tax and similar provisions. The real results may differ from the estimates. The most significant accounting policies used in the preparation of the financial statements are as follows:

(c)	Financial investments
Financial investments are recorded at cost plus accrued earnings, on a pro rata basis, up to the balance sheet date.

(d)	Accounts receivable
Accounts receivable from telecommunication services are valued by applying the rates on the date the service is provided. These receivables also include credits for services rendered but not yet billed up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year end or by estimates that take into account the performance for the previous month. The related taxes are similarly determined and accounted for on an accrual basis.
Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.
Accounts receivable related to the sale of mobile handsets and accessories are accounted for upon the transfer of title at the realizable value.

(e)	Provision for doubtful accounts
This provision is recorded in order to recognize probable losses in relation to accounts receivable, considering the measures which are taken to restrict services provided to clients with bills due and to collect those bills, starting when they are overdue for more than 60 days, increasing progressively, as follows:

		% loss
Overdue bills	Restriction of services/collecting process	provided for

Up to 60 days	Restriction to make calls	Zero
Between 61 and 90 days	Restriction to make and receive calls	40
Between 91 and 120 days	Disconnection after a 15-day warning	60
Between 121 and 150 days	Collection	80
Over 151 days	Collection	100
The calculation base for the provision includes amounts due by government entities, corporate clients and other telecommunication service providers, as well as the amounts arising from agreements with

Notes to the consolidated financial statements

delinquent customers to settle their debts in installments. With respect to installment agreements, the amounts to be billed are determined according to the customer delinquency history. Accounts receivable more than 180 days overdue and the related provision are eliminated from the balance sheet.

(f)	Inventories
Inventories of maintenance materials are stated at average purchase cost, adjusted to replacement cost or realizable value when applicable. Inventories of materials for network expansion are stated at average acquisition cost and recorded as “Inventories for expansion” under Property, plant and equipment. Inventories of materials for resale are stated at average acquisition cost, adjusted to replacement cost or realizable value when applicable. Losses due to the difference between the cost of Oi handsets and sale prices are accounted for upon actual sale for prepaid, as these losses are considered client acquisition costs. The accounting criteria of these losses with postpaid mobile handsets are described in prepaid expenses.

(g)	Prepaid expenses
Subsidies for postpaid mobile handsets sold by Oi are recorded as prepaid expenses considering that they represent subscriber acquisition costs and amortized over a 12-month period since the customer agreement provides for reimbursement in the event of cancellation or migration to the prepaid system before completion of this period. Besides this, the mobile handsets do not have an economic value or other utilization, except to enable that the services of the contracted Oi plans be provided. The subsidy of prepaid clients is not deferred, because these plans do not have an early cancellation fee.
The amount of the activation fees paid by Oi to “Fundo de Fiscalização das Telecomunicações— Fistel” (telecommunication inspection fund) upon enabling new users activation was also recorded as prepaid expenses and taken to income over the average churn (retention) period. Since these fees are necessary to install the mobile terminals to be used by the Company’s clients, the Company considers them as subscriber acquisition costs.
Financial expenses paid in advance upon signing new loans and financing contracts are amortized in accordance with the term of the related contracts. Besides this, the premiums paid upon signing insurance policies are also treated as prepaid expenses and also amortized in accordance with the term of the related contracts.
Premiums on foreign exchange options, and prepaid commissions and fees related to the withdrawals of loans are amortized in accordance with the term of the related contracts.

(h)	Investments
Investments consist primarily of (i) investments in subsidiaries and jointly controlled companies, which are accounted for using the equity method, according to CVM Instruction N° 247/96; and (ii) fiscal incentives, which are accounted for using the acquisition cost method, restated up to December 31, 1995, less provisions for losses, to recoverability values, when considered necessary.
Under Brazilian GAAP, equity investments are investments in companies in which the Company has more than a 20% participation (voting or non-voting shares) and/or influence over the management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in the share capital of investees are recorded in non-operating income (expenses), net.

Notes to the consolidated financial statements

(i)	Property, plant and equipment
The investment in property, plant and equipment is stated at original cost, indexed for inflation through December 31, 1995. Materials used for specific network expansion projects are stated at average original cost and are presented as “Construction-in-progress.” Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred.
Prior to January 1, 2000, according to instructions from the Ministry of Telecommunications, interest on construction-in-progress was calculated on a monthly basis at a rate of 12% per annum on the balances of construction-in-progress, and capitalized as part of property, plant and equipment until the asset was placed in service.
Interest capitalized, which exceeded interest expense on loans obtained to finance construction-in-progress, was recorded in a restricted capital reserve directly in shareholders’ equity.
Beginning January 1, 2000, the Company changed its interest capitalization policy on property and equipment in compliance with the CVM Rule N° 193/96, “Capitalized Interest on Financing of Construction-in-progress.” This rule requires interest to be capitalized on construction-in-progress at the actual rates represented by current loans. Since September 2002, the Company ceased the capitalization of interest in Telemar (fixed-line business segment), since the Company’s main investment program was completed and all new constructions have a short-term delivery. In Oi (mobile business segment), the capitalization ceased on December 31, 2002, when the network expansion was substantially completed.
Maintenance and repair costs that represent an increase in installed capacity of useful life are capitalized, while the remaining costs are charged to income for the year. To this date, the capitalization of such amounts has not been relevant in the context of the financial statements, considering that the major part of maintenance costs does not represent a real increase in the useful life and obsolescence is the main factor for determining the useful life.
Depreciation is calculated using the straight-line method considering the expected useful lives of the assets, based on the utilization, technical obsolescence and expert appraisals (Note 16 for depreciation rates and description of useful lives).
Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate.

(j)	Loans and financing
The loans and financing are restated according to monetary or exchange variation plus accrued interest up to the balance sheet date. Results from swap operations are determined and recorded on a monthly basis, regardless of the respective terms of settlement.

(k)	Payroll and related accruals
Vacation benefits payable to employees are accrued in proportion to the period vested.
Subsidiaries Telemar, Oi and TNL Contax have a profit sharing program. This program is granted to all employees who have been with the Company for at least 8 months (see details in Note 28(b)).

Notes to the consolidated financial statements

(l)	Provisions for contingencies
Provisions for contingencies are recorded if contingent risks are considered as “probable losses” by the Company’s management and internal and external legal advisors. The amounts are recorded based on the estimates of the costs of the claims’ outcome. The bases, amounts involved and nature of the main provisions are described in Note 24.

(m)	Employee benefits
The Company sponsors pension plans for its employees. Those plans (PBS-A, PBS-Telemar and TelemarPrev) were administered by Fundação Sistel de Seguridade Social— “Sistel” (Sistel Foundation for Social Security) up to January 12, 2005, when PBS-Telemar and TelemarPrev plans’ management was transferred to a new private social security fund management named Fundação Atlântico de Seguridade Social. Costs are recorded in the financial statements according to CVM Deliberation N° 371/00, specifically, in the case of the defined benefit plans (PBS-A and PBS-Telemar), during the working period of the participating employees and, in the case of the defined contribution plan, according to the monthly contributions based on actuarial calculations approved by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans). This pronouncement was adopted by the Company as from the year ended December 31, 2001.
Although, the plans’ assets exceed the actuarial liabilities at December 31, 2004 and 2003, the excess will not be recognized, as the reimbursement is not determined in the plans’ by-laws.
Vacation benefits payable to employees are accrued in proportion to the period vested.
The subsidiary TNL has a profit sharing program, granted to all employees who have been with the Company for at least eight months (see details in Note 28(b)).

(n)	Gross operating revenues
Operating revenues are recognized at the time the services are rendered or the ownership of the goods is transferred. Services provided between the last billing date (“cycle”) and the end of each month (“rendered but not yet billed”) are measured based on the performance of the previous month and recognized in the month of accrual.
Operating revenues include network rental to other companies or providers, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of the calls and the distance involved) network services, interconnection, maintenance fees and other value-added services. They also include telephone installation fees and prepaid calling cards. Management believes that the installation fees should not be deferred since the margins are very low. Revenues from prepaid calling cards, used for public telephones, are recognized when the cards are sold and the related costs are recognized when incurred. Due to the turnover of these cards, their impact on the financial statements would not be material. Revenues from calls made by mobile prepaid handsets are recognized upon effective utilization of the credits.
Revenues from the use of Telemar’s and Oi’s networks by other providers are recorded based on a “Documento de Tráfego— DETRAF” (document for declaration of traffic and provision of services) issued by a third party. Besides this, Anatel’s rules on measuring revenues are followed.

(o)	Interest income and expenses
These refer basically to interest and monetary and exchange variations on financial investments, loans, financing, debentures and derivatives, which are calculated and accounted for on an accrual basis.

Notes to the consolidated financial statements

Pursuant to the law, interest on own-capital to be applied to minimum and statutory dividends were accounted for as “Financial expenses” and “Financial income”, and reversed to “Retained earnings” at Telemar and “Investments” at TNL, as they are in essence distribution of income. In order not to distort financial indices and enable the comparison between periods, these reversals are stated in the financial income and expenses accounts together with the original accounts.

(p)	Income tax and social contribution
Provisions for deferred and payable income tax and social contribution on temporary differences are recorded at the combined base rate of 34%. Prepaid income tax and social contribution are recorded as “Deferred and recoverable taxes”. Tax credits arising from tax loss carryforwards are recognized as tax assets when future taxable income, discounted to present value, are sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a ten year period forecast. The technical forecast is approved by management, pursuant to CVM Resolution N° 273 and CVM Instruction N° 371 (See Note 13).

(q)	Statement of cash flows
Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The presentation of statements of cash flows as supplemental information, is optional.
Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. The statements of cash flow are included in the Brazilian GAAP financial statements using the presentation basis of US GAAP, in accordance with SFAS 95.

(r)	Use of estimates
The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.

(s)	Cash and cash equivalents
Cash and cash equivalents are considered to be all highly liquid investments with an original maturity of three months or less at date of acquisition.

(t)	Foreign currency transactions
Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are generally included in results of operations as incurred.

Notes to the consolidated financial statements

(u)	Intangible assets
Intangible assets consist of (i) the wireless authorization (license), acquired by the wireless telecommunications subsidiary, Oi, which is amortized using the straight-line method over the license period of 15 years; (ii) goodwill related to the excess of the acquisition cost over the book value of acquired investment, which is amortized on a straight-line basis over a five-year period; and (iii) negative goodwill related to the participation increase of the investment in AIX, amortized as of January 1, 2004 on a straight-line basis over a five-year period, based on an economic feasibility study.

(v)	Deferred charges
Under Brazilian GAAP, pre-operational costs are deferred until de start-up of the operations, at which time these costs are amortized on a straight-line basis over a minimum period of 5 year, based on economic feasibility studies.

(w)	Derivatives
The Company has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange and interest rates. The company employs risk management strategies using a variety of derivatives including cross-currency interest rate swaps, forwards and options. The Company does not hold derivatives for trading purposes.
Under Brazilian GAAP, results from swap operations are determined and recorded by comparing contractual exchange rates to period-end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on options and forward contracts are recorded in interest income when the contracts expire while losses are recorded currently against income.

(x)	Dividends and interest on own-capital
Dividends and interest on own-capital are recorded at year-end based on the amount proposed by management, which is expected to be approved at the next Annual Shareholders’ Meeting.

(y)	Advertising and marketing costs
Advertising and marketing costs are expensed as incurred.

(z)	Earnings per share
Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

(aa)	Parent Company subscription rights
Recorded at the original value and correspond to the fiscal economy with income tax and social contribution generated upon the amortization of deferred assets (goodwill) recorded by the subsidiary TNL, arising from the downstream merger of its Parent Company, as mentioned in Note 1(d) above.

Notes to the consolidated financial statements

3	OPERATING REVENUES

	2005	2004	2003

Fixed-line telephone services
Local services:
Monthly subscription fees	6,644,723	5,966,437	5,308,979
Pulses (metered service)	2,690,745	2,673,524	2,948,226
Fixed-to-mobile calls VC1	2,662,498	2,763,058	2,598,065
Collect calls	82,078	102,464	128,118
Installation fees	39,579	58,511	80,589
Other revenues	20,712	17,676	10,555

	12,140,335	11,581,670	11,074,532
Long-distance services:
Intra-sectorial	1,886,476	1,644,606	1,402,274
Intersectorial	597,740	615,501	569,251
Interregional	652,745	610,872	300,920
International	81,201	106,986	80,890
Fixed-line to mobile calls VC2 and VC3	576,969	683,304	610,275

	3,795,131	3,661,269	2,963,610
Other fixed-line services
Prepaid calling cards for public telephone	1,111,055	1,017,198	808,440
Advanced voice (basically 0500/0800)	239,906	218,908	241,514
Additional services	547,001	492,235	422,816

	1,897,962	1,728,341	1,472,770
Mobile telephone services
Monthly subscription fees	461,290	333,317	191,068
Originating calls	957,039	592,350	287,695
Sale of mobile handsets and accessories	767,319	747,834	598,421
National roaming	45,907	29,265	11,366
International roaming	74,966	77,482	52,358
Additional services	181,219	110,626	42,753

	2,487,740	1,890,874	1,183,661

Remuneration for the use of the fixed-line network
Fixed-line to fixed-line network use	789,950	913,908	1,042,002
Mobile to fixed-line network use	245,488	258,819	234,322

	1,035,438	1,172,727	1,276,324

Remuneration for the use of the mobile network
Fixed-line to mobile network use	191,720	120,858	61,984
Mobile to mobile network use	74,314	100,296	108,381

	266,034	221,154	170,365

Data transmission services
ADSL (“Velox”)	669,549	385,276	128,071
Transmission (“EILD”)	401,110	338,127	291,491
Dedicated line service—SLD	283,308	324,875	345,344
IP Services	261,807	233,876	206,971
Switching packs and frame relay	249,224	204,270	134,159
Other services	196,017	121,183	77,941

	2,061,015	1,607,607	1,183,977

Notes to the consolidated financial statements

	2005	2004	2003

Contact center	394,989	255,923	93,806
Other services	2,804	5,012	7,890

Gross operating revenue	24,081,448	22,124,577	19,426,935
Value added and other indirect taxes	(6,698,090)	(6,060,820)	(5,241,555)
Discounts and returns	(325,100)	(222,047)	(182,576)

Net operating revenue	17,058,258	15,841,710	14,002,804

Description of services

(a)	Fixed-line services
(i)     Local
The monthly subscription fee includes a franchise of 100 free pulses. The measured services include all calls originating and destined in one single local area in Region I, and refers to the pulses in excess of the monthly subscription. Pulses are measured every 4 minutes and only charged if the call is completed. However, charging of the pulses can vary from 1 second to 4 minutes. On weekdays between 00:00 hr and 06:00 hrs, Saturdays from 14:00 hr to 20:00 hr and Sundays and holidays, only one pulse is charged, independent of the duration of the call.
The Company also offers to corporate clients with PABX systems the direct dial service (direct transfer of external calls to extensions). For companies who need a large numbers of lines, the Company offers digital trunk services, increasing speed and optimizing the client’s telephone system.
The Company provides several other local complementary services, among which voice mail, follow-me, calls on hold, transfer of calls, conference calls, quick dial and call identification as well as value added services, such as ISDN (“DVI”), that allows voice, data, image and sound transmission supported by a single digital line, enabling the customer to simultaneously use, for example, voice transmission and the internet.
In August 2002, the Company received authorization to provide local services in Regions II and III, however, these revenues are not significant.
(ii)     Fixed-line to mobile calls
These refer to calls made by fixed-line telephone customers to mobile telephone customers. These services also include collect calls from mobile customers to fixed-line customers.
(iii)     Long-distance
Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the region to another one are referred to as “intra-regional”. Intra-regional services include intra-sectorial and intersectorial calls (between two different sectors, even within the same State).

•	Intra-sectorial and intersectorial long-distance services
Until July 1999, Embratel was the only provider of interstate long-distance services. On that date Anatel increased competition between providers of fixed-line long-distance calls to require the client to choose provider for every long-distance call by dialing the “Código de Seleção de Prestadora—CSP” (Provider Selection Code) before the telephone number. In July 1999, together with the implementation of the numbering plan, Embratel started to provide the interstate long-distance service throughout the country, including the States of Region I, and Telemar started to provide interstate long-distance services between the States in Region I.

Notes to the consolidated financial statements

➢	Interregional long-distance services
The interregional long-distance service corresponds to calls originated and completed between Regions of different concessions. After achieving some of the universal service targets in the second quarter of 2002, Telemar started to provide interregional long-distance services in Region I in July 2002, and services originating in the Regions II and III in February 2003. Therefore Telemar signed interconnection contracts with the other two providers of local fixed-line telecommunications, to interconnect their networks, directly.
Besides this, since July 2002 Telemar provides international long-distance services originating in Region I, under the license acquired by Oi, although the fixed-line customers access such services using the CSP 31 code. To this end, the Company entered into a number of international agreements in order to interconnect its network to the networks of the main telecommunication providers abroad.

(iv)	Prepaid calling cards for public telephones
Telemar has and operates public telephones throughout Region I. At December 31, 2005, Telemar had approximately 615,920 public telephones in service (2004—663,180), all of them to be used with prepaid cards (unaudited numbers).
(v)     Advanced voice
This refers to the 0300, 0500 and 0800 services, whereby business activities are offered through a telephone number. Subscribers or companies offering such businesses are charged according to previously agreed-upon tariffs.

(vi)	Additional services
Refer to other services rendered, such as line change and rearrangement, 102 (directory queries), call restrictions, follow me, answering machine, calls on hold, among others.

(b)	Mobile telephone services
Revenues from mobile telecommunication services include: (I) utilization rates for calls made and value added services, such as internet access, data transmission, short messages (SMS), transfer of calls, calls on hold and call-restrictions; (ii) monthly subscription; (iii) roaming; and (iv) sale of mobile handsets and accessories. The postpaid services include answering machine, caller ID, conference call, follow-me, calls on hold and special services according to the type of handset, such as WAP and GPRS. The services offer reduced tariffs during certain hours of the day.
WAP is a service and contents channel available to the clients. Some of its features are: sending and receiving e-mails, forming contact groups, on-line banking and ticket sales, among others. WAP can also be used in the internet to organize personal activities or start contact groups.
Depending on the type of handset, clients have access to the GPRS service, available in the main municipalities in Region I. This service allows internet access via mobile telephones, laptops or palmtops, making it possible for the client to access the internet and attending telephone calls at the same time.
Postpaid service customers pay a monthly subscription fee and services are billed on a monthly basis, while prepaid service customers buy cards, which prices vary according to the number of minutes to be utilized. These cards are valid for a predetermined period after installation.
In Brazil, fixed-line services are offered under the “caller pays” system, whereby subscribers only pay for the calls they make, in addition to roaming rates.

Notes to the consolidated financial statements

Tariffs vary according to the service plan and call origin, destination and duration. The minimum billing unit is 30 seconds, even when the call lasts less than 30 seconds. After the first 30 seconds, customers are billed for every additional 6 seconds.
Oi also earns revenues from roaming agreements with other national and international mobile telecommunication providers.
The break-down of Oi’s revenues is as follows:

(i)	Monthly’s subscription fees and originating calls
This comprises service tariffs base don the number and duration of local and national long-distance calls, as well as revenues from subscriptions to postpaid plans.

(ii)	Sale of mobile handsets and accessories
This refers to the sale of mobile handsets, sim-cards and accessories.

(iii)	National and international roaming
Revenues from roaming agreements with other providers of national and international mobile telecommunication services. If a subscriber of another mobile telecommunication provider originates a call in Region I, that other provider pays a contractual rate as agreed upon with Oi, and vice versa. When the Oi subscriber makes these calls, the rate is charged to the subscriber.
(iv)     Additional services
These comprise mainly infrastructure sharing and other value-added services, such as sending text messages.
(v)     Data transmission services
Refer substantially to the data transmission services (EILD), especially to data transmission in Regions I, II and III.

(c)	Remuneration for the use of the fixed-line network
Telemar has interconnection and voice traffic agreements with providers of fixed-line, mobile cellular, mobile personal and special mobile telecommunication services. Telecommunications providers must provide interconnection services without discrimination. Although subject to some regulation requirements, the terms of the interconnection agreements are freely negotiated between the parties, but reviewed and ratified by Anatel. If the parties cannot reach an agreement, Anatel, at the request of one of them, determines the terms of the agreement, using arbitrage. If Anatel does not approve any of the agreement provisions, it can request alterations as a condition for ratification.
The use of Telemar’s network is closely related to competition in the long-distance market. Telemar’s main clients for these services are long-distance providers, which utilize the network to offer this type of service, paying different tariffs for it depending on the type of network utilized, whether local or long-distance. Whenever Telemar gains market share from its long-distance competitors, Telemar’s revenues from long-distance service increase, while network usage revenues decrease, but the net result is positive, due to the difference in rates between the two types of service.
Although Telemar has two concessions and separate accounting records (local and long-distance), the parent company’s financial statements are for one legal entity, and there is no disclosure of the transactions between the two concessions, as for example the amounts referring to “Tarifa para Uso da Rede Local—TU-RL” (Tariff for the use of the local network) which would be charged by the local

Notes to the consolidated financial statements

concession to the long-distance concession. The revenues and expenses between Telemar and Oi are also eliminated upon consolidation.

(d)	Remuneration for the use of the mobile network
Oi’s mobile-telephone network is directly interconnected to the national and international long-distance fixed-line networks of all companies operating in Region I and all providers of mobile telecommunications of bands A, B and E in Region I, and band D in Regions II and III, therefore offering customers automatic access to roaming services when traveling in areas in Brazil were mobile telephone services are available, utilizing GSM (Global System Mobile) technology. Most revenues from the growth in the prepaid service subscriber’s base correspond to interconnection rates charged when clients of other fixed-line or mobile telephone providers utilize the network to complete a call to Oi’s clients in Region I.
With the migration of the main part of the mobile telephone providers to the “Serviço Móvel Pessoal— SMP” (personal mobile service), in July 2003, which allows the clients to select the CSP of a long-distance provider, a change in the remuneration system for the mobile network occurred. Under this new methodology, the compensation criteria between the mobile telephone providers became effective, that is, if the traffic between the two providers is between 45% and 55% of total traffic, reducing on one hand, revenues of services, and on the other hand, interconnection costs.

(e)	Data transmission services
Telemar provides to its corporate clients several personalized high-speed data transmission services. The data transmission services include the interconnection between local area networks with data transmission speeds of 34Mbps and 155 Mbps, video-conference, video/image transmission, multi-media applications and dedicated and dial-up internet access through internet providers, as well as private network services which enable its clients to choose networks like intranet and extranet. Telemar also provides dedicated line services, leasing these lines to other operators, internet providers and corporate clients. Other telephone operators, especially mobile, lease from Telemar trunk lines to use in their independent networks (EILD).
Data transmission services are rendered utilizing Telemar’s regional data transmission network and multiple service network platform and Pegasus’ national radio and optic fiber network (incorporated by Oi according to Note 1).
Telemar renders broadband internet access services using ISDN and ADSL technology in the main cities of Region I. ISDN lines for residential customers are offered as from January 2000, and ADSL subscriptions for small and mid-size companies as from April 2001. Over the past few years, Telemar has given special emphasis to the sale of the ADSL service, named “Velox”, to enable internet access in the residential segment. The ADSL technology enables high-speed transmission of data and voice via only one pair of copper lines on the access network. As the voice transmission over telephone lines utilizes only one of many possible band frequencies, the remaining bands can be used for data transmission.
An ADSL modem is installed on the customer’s conventional line, which is connected to a DSLAM (“Digital Subscriber Line Access Multiplexer”) at the telephone station. Customers can simultaneously use the telephone line and the internet and pay a subscription fee for the use of the modem, as well as a fixed monthly subscription fee, irrespective of the length of their connections to the internet.
Data transmission tariffs are set exclusively as a function of competition and are not regulated by Anatel.

Notes to the consolidated financial statements

(f)	Rate adjustments (indexes unaudited)
Telecommunication service rates are subject to comprehensive regulations. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a basket of local, long-distance services. The interconnection rates are also adjusted annually.
On July 12, 2004, fixed-line telecommunications companies reached an agreement with the Ministry of Communications in order to charge the 2003 adjustment difference in two installments. Under this agreement, the service basket will be adjusted by 4.37% in September and 4.19% in November 2004.
On June 30, 2005, pursuant to Acts no. 51.300/301, Anatel ratified the following rate adjustments:
Installation fee: 7.27%
Subscription: 7.27%
Local pulse: 7.27%
Prepaid calling card credits: 7.37%
Long-distance basket: 2.33%
TU-RL: -13.32%
TU-RIU: 2.94%
These readjustments became effective as of July 1, 2005. Until the present date there is no decision whatsoever suspending or canceling these new readjustments.
On August 1, 2005, the federal alternate judge of the 2nd Court in Brasília, granted the requested injunction to determine Anatel to change its policy of stop charging the monthly basic subscription fee for the Switched Fixed Telephone Service, and to inform all telephone concessionaires in Brazil to act the same way, under the penalty of a daily fine in the amount of R$100 for each part that does not comply with this order.
On August 4, 2005, the alternate judge of the 2nd Court in Brasília, granted a decision relating to the reconsideration request filed by Anatel, canceling the injunction, which prevented the charging of the basic monthly subscription fee for fixed lines. That decision re-established the terms of the concession agreements.

Notes to the consolidated financial statements

4	COSTS OF SERVICES AND OPERATING EXPENSES— BY NATURE

	2005

	Costs of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	2,967,611	56,580	231,487	3,255,678
Interconnection(ii)	2,393,539			2,393,539
Personnel(iii)	873,062	183,416	242,744	1,299,222
Network maintenance(iv)	980,881		10	980,881
Cost of handsets and accessories(v)	804,766			804,766
Rental and insurance(vi)	549,574	4,266	90,257	644,097
Provision for doubtful accounts		505,762		505,762
Other third party services	108,639	165,847	200,915	475,401
Sales commissions(vii)		428,484	2,020	430,504
Advertising(viii)		296,028		296,028
Postage and billing costs		289,629		289,629
Electricity	258,460	8,328	19,706	286,494
Materials(ix)	201,311	33,272	9,025	243,608
Consultancy and legal counseling	14,067	15,281	171,870	201,218
Data processing	16,057	1,849	142,358	160,264
Costs of materials for resale	121,958			121,958
Third party print and clearing services	8,062	62,401		70,463
Call center operation (Note 1)		4,400		4,400
Other costs and expenses(x)	213,837	21,558	19,473	254,868

Total	9,511,824	2,076,955	1,129,855	12,749,531

Notes to the consolidated financial statements

	2004

	Costs of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	2,974,415	61,821	197,436	3,233,672
Interconnection(ii)	2,516,535			2,516,535
Personnel(iii)	679,258	199,070	225,366	1,103,694
Network maintenance(iv)	879,888			879,888
Cost of handsets and accessories(v)	890,043			890,043
Rental and insurance(vi)	450,988	5,058	88,099	544,145
Provision for doubtful accounts		564,302		564,302
Sales commissions(vii)		367,611		367,611
Other third party services	84,585	130,936	144,001	359,522
Postage and billing costs		267,485		267,485
Advertising(viii)		251,846		251,846
Materials(ix)	154,925	32,530	9,369	196,824
Electricity	174,952	5,832	13,607	194,391
Consultancy and legal counseling	13,557	17,442	148,943	179,942
Data processing	12,862	3,044	117,168	133,074
Costs of materials for resale	92,576			92,576
Third party print and clearing services		47,092		47,092
Bonuses and rebates		(42,110)		(42,110)
Other costs and expenses(x)	159,753	28,188	14,023	201,964

Total	9,126,447	1,982,257	958,012	12,024,606

Notes to the consolidated financial statements

	2003

	Cost of
	services
	rendered and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	3,197,976	62,241	186,024	3,446,241
Interconnection(ii)	2,531,073			2,531,073
Personnel(iii)	512,073	204,544	203,219	919,836
Network maintenance(iv)	789,422			789,422
Cost of handsets and accessories(v)	644,382			740,918
Provision for doubtful accounts		597,598		597,598
Rental and insurance(vi)	399,215	7,305	53,067	459,587
Other third party services	74,292	108,452	106,784	289,528
Sales commissions(vii)		235,035		235,035
Postage and billing costs		225,938		225,938
Consultancy and legal counseling	6,958	19,423	177,469	203,850
Advertising(viii)		200,254		200,254
Electricity	139,323	4,933	10,855	155,111
Materials(ix)	96,776	17,554	5,621	119,951
Data processing	11,112	3,702	80,649	95,463
Cost of materials for resale	76,782			76,782
Third party print and clearing services		36,264	3,753	40,017
Call center operation		3,900		3,900
Management fee			3,212	3,212
Other costs and expenses(x)	108,622	11,501	13,565	133,688

Total	8,684,542	1,738,617	844,218	11,170,868

As commented in Note 1, Contax Participações’ share control was transferred from TNL to Telemar Participações in December 2004. As a consequence, Contax Participações results for the year 2005 are not consolidated.

(i)	Depreciation costs of transmission and switching equipment slightly decreased as a result of an increase in the amount of fully depreciated Telemar equipment partially offset by depreciation of the new investments made in fixed assets.

(ii)	Interconnection costs refer essentially to rates charged by the other mobile telephone providers for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3). The decrease in expenses which occurred in 2005 is mainly justified by the amount of R$96,937 (R$71,495 in Telemar and R$25,442 in Oi,), which is related to the negotiations with other long distance service providers (VU-M expense) for the termination of claims. Additionally, costs incurred using the fixed-line networks of other operators, were impacted by a 13% decrease in TU-RL, due to the use of the productivity indexes as indicated in the concession agreements.

(iii)	The increase in personnel costs is directly related to the contact center business which is growing significantly.

(iv)	Network maintenance costs are substantially expenses arising from contracting network maintenance services, without increasing the useful life. The increase in expenses is a consequence of the expansion of the installations of Velox, expansion of the subscriber base of Oi’s mobile telephone network, as well as higher expenses with the external network, caused by changes in profiles of contracted companies, as far as renegotiations are realized.

Notes to the consolidated financial statements

(v)	Refers to the cost of selling mobile handsets, simcards and Oi accessories, net of bonuses and rebates.

(vi)	Costs relating to rental and insurance include basically the amounts which are being paid for the rental of circuits, mobile platforms, posts of electricity companies, satellites, rights of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers.

Telemar has a network rental agreement with Oi to provide switched fixed-line telephone services through Wireless Local Loop— WLL technology, which expenses in 2005 totaled R$81,253 (2004— R$84,356).

In August 2005, Telemar and Oi signed an agreement for the reimbursement of costs related to the cession of network for the foment of long distance fixed-line telecommunications, outside of Region I. The reimbursement in the amount of R$84,979, refers to discounts granted by Oi for inter-regional and international calls, made by Telemar’s corporate customers in Regions II and III.

(vii)	Refers to HiCorp’s expenses with Internet access providers, besides sales commissions paid by Telemar and Oi to TNL Contax, among other sales agents and dealers.

(viii)	The increase in expenses is related to commercial campaigns implemented by Telemar, specifically with respect to the product “Velox”, and the introduction of Oi Internet. Additionally, Oi has been strongly advertising its brand name, sponsoring and merchandising several sports and fashion events, and television programs, nationwide.

(ix)	Materials costs refer substantially to materials used in network maintenance, not increasing the useful life of the assets, besides fuel and lubricant expenses.

(x)	This relates primarily to the Fistel fee on the installation of lines and on network equipment maintenance, indemnities, donations and fines.

5	OTHER OPERATING EXPENSES, NET

	2005	2004	2003

Provisions for contingencies(i)	(585,164)	(613,541)	(150,340)
Taxes(ii)	(346,138)	(326,301)	(301,957)
Fines on late-payments (Note 10)	173,987	164,868	140,205
Rental of infrastructure(iii)	163,092	108,551	94,471
Recovered expenses(iv)	97,553	251,866	295,238
Amortization of goodwill TNL	(97,543)	(92,870)	(61,786)
Amortization of goodwill on acquisitions (Note 17)	(76,269)	(75,062)	(75,062)
Amortization of deferred charges (Note 18)	(68,234)	(68,181)	(68,226)
Equity accounting adjustment(v)	51,155	119,046	74,606
Employees’ profit sharing (Note 28(b))	(50,982)	(110,885)	(118,389)
Technical and administrative services	41,720	58,737	56,665
Fines	(35,908)	(30,714)	(66,304)
Amortization of negative goodwill on acquisition of AIX	6,451	28,149
Amortization of downstream merger goodwill (CVM 349)(vi)		(451,878)	(492,958)
Reversal of provision for downstream merger goodwill (CVM 349)(vi)		298,239	325,353
Agreement with Embratel(vii)		54,848
Other, net	(136,904)	(85,209)	(42,222)

	(863,184)	(770,337)	(390,706)

Notes to the consolidated financial statements

(i)	The main variations occurred in expenses with contingencies refer to the reassessment of amounts involved in all pending labor and civil claims, in particular those related to severance payments, as well as to the significant increase in the number of labor claims (see (ii) and Note 24 for details).

Additionally, ANATEL issued assessment notices to the Company for non-compliance with customer service targets. In 2004, such assessments amounted to R$77,217 (2004—R$69,574). TMAR’s management has taken actions to reopen certain customer service locations in order to avoid new assessments of this type and has also entered into a customer service agreement with the national post office.

(ii)	In the year ended December 31, 2005, subsidiaries Telemar, Oi and Pegasus (incorporated by “Oi”, see Note 1) recorded R$217,382 (2004—R$191,486) referring to the “Fundo de Universalização de Serviços de Telecomunicações—Funttel” (fund for universal telecommunication services) and the “Fundo Tecnológico das Telecomunicações Brasileiras—Funttel” (fund for the development of brazilian telecommunications technologies).

As for the Fust, since December 2003 until December 2005, in virtue of the publication of Anatel’s Decision, these contributions corresponded to 1.5% of gross operating revenues from telecommunication services, excluding revenues of EILD and interconnection, ICMS, PIS, COFINS and obtained discounts. As of January 2006, according to the issue of Anatel’s docket No. 1 (afterwards converted to docket No. 7), the calculation basis for determining the Fust changed, no longer excluding revenues relating to EILD and interconnection from it.

Since January 2006, Telemar has been depositing the Fust contribution in court under writ of mandamus no. 2006.34.00.000369-4 of the 7th Federal Court of the legal section of the Federal District according to Anatel’s docket, published on December 19, 2005. That norm established the levy of the referred contribution on amounts received as interconnection and network remuneration and prevents the deduction of these costs from the calculation basis of said contribution. The filed Writ of Mandamus discusses the constitutionality of the contribution, Anatel’s docket and its retroactive application. The injunction has not yet been granted because Anatel’s information is still pending.

Because the Ministry of Telecommunications has not yet formalized the procedures for determining and paying the Funttel contribution, Telemar and Oi have been provisioning the difference between the amounts payable to Funttel, determined according to the criteria in force before December 2003 and the new calculation method applicable as of that date, in virtue of the publication of Anatel’s decision for the Fust, as mentioned above. According to management, Funttel should be determined and paid, based on the same criteria as for the Fust, considering the nature and similarity of both contributions.

For consolidated results presentation purposes, there is a reclassification to this line item of the value of the taxes ISS, PIS and COFINS on intragroup revenues which were eliminated upon consolidation, totaling R$58,124 in 2005 (2004—R$81,010).

Additionally, in 2004, Anatel issued assessment notices to the company for non-compliance with customer service targets, in the amount of R$69,574. In 2005, R$77,217 were recorded as an estimate of Anatel’s fines for not meeting the indicators of the General Quality Targets Plan for the period of January 2000 to October 2005.

(iii)	This refers to rental charged to wireless telecommunications suppliers for the use of Telemar and Oi buildings and infrastructure and the installation of radio base stations “Estação de Rádio Base—ERB’s”. The growth in other operating revenues is related to the expansion in the wireless network in Region I.

Notes to the consolidated financial statements

(iv)	Recovered expenses refer substantially to the recovery of ICMS, PIS and COFINS credits unduly paid in previous years, in the amount of R$20,364 (2004—R$65,343), as well as renegotiation of debts with suppliers in the amount of R$13,334 (2004—R$18,732).

In 2004 R$76,140 were recovered, referring to the reversal of the provision for ICMS-Agreement 69/98, charged to inactive and delinquent customers, as disclosed in Note 24.

(v)	Refers to equity method accounting adjustments mainly due to fiscal incentives and prescribed dividends.

(vi)	Refers to the amortization of the goodwill on the downstream merger described in Note 1(d)). The tax benefit of the amortization is passed on to Telemar Participações via issue of shares in the following year. It also includes the realization of the provision for goodwill reduction to the amount of the tax benefits to be earned. The tax benefits arising from this operation were fully realized until December 31, 2004.

(vii)	As discussed in Note 10, on November 30, 2004 an agreement was reached with Embratel extinguishing all administrative and legal proceedings between the parties. As a result, R$54,848 were recognized relating to favorable outcome in several claims.

6	INTEREST INCOME (EXPENSES)

	2005	2004	2003

Interest income
Interest on marketable securities(i)	601,157	520,258	357,919
Interest on receipts of overdue bills (Note 10)	167,324	142,418	104,622
Financial discounts obtained(ii)	151,736	51,907	28,329
Interest and monetary variations on other assets, mainly recoverable taxes	41,260	61,329	125,050
Other	12,840	25,885	171

	974,317	801,797	616,091

Interest expenses
Derivative results(iii)	(1,593,751)	(1,100,571)	(2,417,377)
Interest on loans payable to third parties	(544,868)	(623,630)	(657,816)
Monetary/exchange variations on loans payable to third parties(iii)	861,093	465,425	1,474,247
Interest on own-capital(iv)	(395,395)	(242,814)	(629,259)
Reversal of interest on own-capital(iv)	395,395	242,814	629,259
Withholding taxes on financial operations and bank charges, including CPMF(v)	(335,758)	(254,967)	(248,040)
Interest on debentures (Note 25)	(305,256)	(264,543)	(395,730)
Monetary restatement of provisions for contingencies	(260,848)	(296,368)	(277,536)
PIS, COFINS and IOF on financial income	(115,308)	(133,392)	(137,239)
Interest on refinanced taxes—REFIS (Note 23)	(93,051)	(82,809)	(111,876)
Interest and monetary variations on other liabilities	(54,568)	(46,547)	(3,783)
Monetary restatement of interest on own-capital/dividends proposed	(38,316)	(24,023)	(8,223)
Amortization of option premiums			(3,290)
Other	(118,228)	(148,838)	(108,661)

	(2,598,859)	(2,510,263)	(2,895,324)

Total	(1,624,542)	(1,708,466)	(2,279,233)

Notes to the consolidated financial statements

(i)	Financial income basically represents interest on financial investments, primarily investments in “Certificados de Depósitos Bancários—CDB”, repurchase operations and investment funds in local currency (Note 9).

(ii)	Refer basically to discounts obtained from advances to suppliers, as well as from the acquisition of tax credits at a discount.

(iii)	In 2005, the Real appreciated 13.40% against the Dollar (2004—8.85%).

(iv)	Considering the tax benefit introduced by the amendments to the income tax legislation according to Law no. 9.249/1995, Telemar Norte Leste S.A. declared R$984,013 as interest on own-capital in 2005 (2004—R$759,720), of which R$408,863 (2004—R$616,531) recognized by TNL in 2005. TNL also recognized as interest on own-capital the amounts of R$312,879 and R$3,051, declared by Telemar Telecomunicações and by HiCorp, respectively.

(v)	The subsidiary TNL Trading constituted a provision for the tax assessment arising from the non collection of income tax on remittances abroad, occurred in years 2000, 2001 and 2002 in the amount of R$35,676. Additionally, spontaneous R$14,610 were collected relating to years 2003, 2004 and 2005. In April 2005, a payment in the amount of R$40,079 was made, regarding this matter.

7	NON-OPERATING EXPENSES, NET

	2005	2004	2003

Result on disposal of fixed assets and investment in securities(i)	62,445	67,979	6,844
Impairment of fixed assets and provision for losses on discontinued assets(ii)	(40,462)	(90,347)	(81,998)
Equity in earnings of affiliates(iii)	335	(10,714)	34,817
Loss of obsolete materials for construction(iv)		(26,473)	(8,843)
Provision for losses on tax incentive investments(v)		(6,180)	(46,364)
Unexercised BCP option(vi)			101,094
Provision for adjustment to fair value(vii)			(37,063)
Write-off of deferred assets of discontinued businesses (viii)			(27,247)
Other non operating income, net	(143)	(486)	9,651

	22,175	(66,221)	(49,109)

(i)	Refers mainly, to the write-off of some network equipment, net of gains on disposal of such assets and investment securities.

(ii)	In the years 2002 and 2003, Wi-Fi technology gained market share with the incorporation of the access in the Intel chips. Many telecommunications providers, attempting to satisfy their clients’ needs when outside of their service Region, introduced a commercial service which enables Internet access of speeds of up to 54 Mbps in “hotspots” (areas with wireless network coverage) in hotels, airports and restaurants, at a monthly fee of US$20.00 to US$30.00 or buying prepaid cards. In 2004, following this worldwide trend and attempting to satisfy its clients needs, Oi invested R$30,000 in assets. However, in 2005, a significant change occurred in the Brazilian telecommunications market. The main broadband internet providers started to offer Wi-Fi access to their clients at no charge, as a value added service, affecting negatively the business model originally adopted by Oi, and therefore, Wi-Fi services are not achieving the expected penetration levels and revenues. Based on these new business perspectives for Wi-Fi services, a provision was recorded in 2005 in the amount of R$30,000 for losses on discontinued assets, to conservatively reflect the expectations regarding the generation of

Notes to the consolidated financial statements

revenue from these assets. Despite the market changes, Wi-Fi continues to be offered because it is an important value-adding service for corporate clients during their business trips.

In 2004, based on an appraisal report prepared by independent experts, the Company recorded a provision for adjustment to fair value of a property for sale, in the total amount of R$36,375 (10(iv)). Also in December 2004, the Board of Directors of AIX approved a fair value appraisal of the operation of Barramar S.A. ducts (Note 11(i)). As a result, an additional provision was recorded for losses on such assets, in the amount of R$107,944, while the consolidated statements show the portion corresponding to the Company’s 50% interest in AIX .

The Internet Data Center (“IDC”) assets related to an unprofitable business in a highly competitive market segment which the Company decided to lease during 2003. A full impairment provision in the amount of R$81,998 was recorded against the assets (principally computer equipment) prior and unrelated to entering into the transaction with Hewlett Packard (“HP”), which brought the net book value of these assets to zero.

Subsequently, the assets were leased at no cost to HP for a period of 36 months, with a purchase option of R$3,000. The related service contracts were transferred to HP, releasing the Company from future obligations under such contracts until the assets are returned to the Company.

Due to the expected technical obsolescence of the equipment, the Company does not expect HP to exercise its option.

(iii)	Parent Company recognizes as non operating results, gains and losses from the equity method accounting arising from changes in participation percentages in capital shares of investees.

(iv)	This amount refers to loss on materials for construction due to technological obsolescence.

(v)	In 2004, as the Company’s management does not expect to realize the “Fundo de Recuperação Econômica do Estado do Espírito Santo”-“FUNRES” (tax incentive investment fund for economic recovery of the State of Espírito Santo), these amounts were written off.

In 2003, after concluding a data inventory with financial institutions, a provision for losses on tax incentive investments of “Fundo de Investimentos do Nordeste”-“FINOR” (Northeast tax incentive investment fund) was increased by R$46,364, considering the low expectation of recoverability of these assets.

(vi)	On August 26, 2003, the Company entered into an agreement with América Móvil S.A. to take part in the acquisition of the capital of BCP S.A.. América Móvil S.A. completed the purchase of BCP on October 31, 2003. As previously agreed, the Company had the right to receive the equivalent of US$35 million for not having exercised its acquisition option. The Company recorded R$101,094 in its financial statements for that year as a contra entry to “Credits receivable” (Note 11). This transaction was financially settled on May 18, 2004, for the total amount of R$107,530.

(vii)	In 2003, a provision for adjustment of fiber optic cable inventories to replacement value was recorded in the amount of R$37,063. Such replacement value was calculated based on price quotations.

(viii)	As the Company put up for sale the IDC— Internet Data Center activity carried out by TNext, and centralized HiCorp’s activities, the deferred assets related to these business segments were written-off to income in 2003 (see Note 18 for the composition of deferred charges).

Notes to the consolidated financial statements

8	INCOME TAX AND SOCIAL CONTRIBUTION
Reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is presented below:

	2005	2004	2003

Net income before income tax, social contribution and minority interests	1,873,927	1,272,080	112,888

Income tax and social contribution, combined rate (34%)	(637,135)	(432,507)	(38,382)
Adjustments to determine effective rate:
Income tax and social contribution not recorded (Note 13)	130,347	(193,913)	(71,656)
Tax effect of interest on own-capital (Note 6)	121,362	76,375	185,626
Tax effect on permanent additions(i)	(86,305)	(21,734)	(80,790)
Permanent exclusion of equity accounting adjustments	61,177	36,833	29,170
Tax effect on the amortization of the goodwill	(14,930)	(16,339)	(14,749)
Tax effect on the use of the deferred goodwill	11,178	113,160
Tax effect of realization of negative goodwill(ii)	112	(37,786)
Tax credits from prior periods of debts under REFIS, net (comment(a))		21,048	(22,819)
Tax effect of provision for goodwill reduction(iii)			110,619
Other	(7,095)	8,334	14,360

Income tax and social contribution, according to the income statement	(421,289)	(446,529)	111,379

Effective tax rate	22.48%	35.10%	98.66%

(i)	Refer to expenses with fines, donations, gifts and sponsorships, considered non-deductible, as well as on results of derivative operations , recorded on a cash basis at TNL and at Oi, liquidated during the year and excluded permanently in the determination of income tax and social contribution. Additionally, the result of equity method accounting for subsidiaries with unsecured liabilities is also treated as a permanent addition to income and to the calculation basis of social contribution.

(ii)	On April 12, 1999, Telemar-RJ increased its capital with a negative goodwill of R$238,075. The negative goodwill balance was fully amortized in the books in 2001, as a result of the merger of subsidiaries into Telemar-RJ, which altered the projected results and related economic justification (future profitability). However, for tax purposes a negative goodwill is realized only when the investment is disposed of or extinguished.

As a result of the capital payment of Telemar Telecomunicações with the transfer of 100% of the preferred shares, as discussed in Note 1(a), a portion of the negative goodwill was realized in tax terms at the proportion between the amount of preferred shares and the total amount of shares of Telemar.

(iii)	Pursuant to CVM Instruction No. 349 (see description of the downstream merger in Note 1(d)) and amount of the operating expense in Note 5), TNL recorded a provision for the reduction of the downstream merger goodwill to the amount of the tax benefit to be generated. However, the amortization of this provision is not taxed, and as it is part of the net income (loss) before taxes, it has to be excluded when determining taxes. As disclosed in Note 1(d), all tax benefits arising from this transaction were used by TNL up to December 31, 2004.

Notes to the consolidated financial statements

The benefits (expenses) with income tax and social contribution for the year comprise the following:

	2005	2004	2003

Previous years(a)
Income tax	18,432	36,014	(46,753)
Social contribution	8,731	11,037	(8,062)

	27,163	47,051	(54,815)

Current
Income tax	(415,854)	(356,035)	(79,521)
Social contribution	(148,599)	(124,607)	(19,527)

	(564,453)	(480,642)	(99,048)

Deferred
Income tax on temporary additions	21,297	152,613	15,415
Social contribution on temporary additions	1,000	55,068	(1,783)
Income tax on tax loss carry-forwards(b)	70,873	(165,052)	183,916
Social contribution on tax loss carry-forwards(b)	22,831	(55,567)	67,694

	116,001	(12,938)	265,242

	(421,289)	(446,529)	111,379

(a)	In 2004, this refers basically to reversals of a portion of income tax and social contribution debts included in the REFIS program, totaling R$19,596, in addition to a R$1,965 fine, which in the reconciliation of the determination of such taxes at nominal rates is recorded as “Tax credits from prior periods of debts under REFIS, net”.

In 2005, refer substantially to adjustment of IRPJ and CSSL paid in excess in 2004, in the amount of R$33,317 and R$12,745, respectively. Also an IRPJ reduction occurred, in the amount of R$3,741 referring to income from former “Telepará—Telecomunicações do Pará S.A.” and “Telaima—Telecomunicações de Roraima S.A.” in the calendar years of 1999 and 2000.

Also, in December 2005, occurred the reversal of the deferred IRPJ and CSSL of Pegasus (incorporated by “Oi”, as per Note 1) in the amounts of R$11,143 e R$4,012, respectively.

(b)	According to Brazilian law, tax loss carryforwards may be indefinitely offset against future taxable income up to an annual limit of 30% of such taxable income. A judicial injunction has been issued to Telemar that ascertains its right to offset tax loss carryforwards, for the years up to and including 1998, against up to 100% of its taxable income. However, the Brazilian IRS has recently sued companies that are offsetting prior tax loss carryforwards against 100% of their taxable income, and has been successful in several instances. Telemar believes it is probable that the Brazilian IRS will be successful in case they challenge the Company’s offsetting of tax loss carryforwards against 100% of its profits and has, therefore, recorded a provision for potential interest amounts owed, calculated based on the Selic interest rate, that will be due in case this injunction is cancelled (because the Company takes advantage of the legal benefit only for the monthly prepayments of Income Tax and Social Contribution (withholding) but pays the full amount due at year-end). At December 31, 2005, this provision amounted to R$79,881 (2004— R$128.070). These tax credits were totally used until January 2005.

Notes to the consolidated financial statements

9	CASH AND CASH EQUIVALENTS

	2005	2004

Cash and banks	110,691	70,477
Financial investments:
Investment funds(i)	1,835,756	2,806,268
CDB(ii)	1,171,960	2,149,994
Government securities(iii)	589,644	235,496
Deposits abroad(iv)	351,523
Repurchase operations(ii)	103,608	366,841
Interest-bearing deposits	3,619	46,834

	4,166,801	5,675,910

(i)	Investment funds have immediate liquidity. Of these funds, the consolidated amount of R$686,853 (2004—R$1,138,193) is held in foreign investment funds, whose portfolio is basically comprised of government securities and private securities issued by financial institutions the remaining part of R$1,148,903 (2004— R$1,668,075) is held in national investment funds.

(ii)	These financial investments are indexed to the “Certificados de Depósitos Interbancários—CDI” (Interbank Deposit Certificate), with immediate liquidity.

(iii)	Refers to the investments in government securities such as “Letras Financeiras do Tesouro—LFT” (financial treasury bill), with immediate liquidity.

(iv)	Refer to very short term financial investments in the United States expressed in Dollars, which are indexed to the inter-bank rate of the United States financial market, with immediate liquidity.
Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04.

10	ACCOUNTS RECEIVABLE

	2005	2004

Mobile handsets and accessories sold	226,868	209,089
Services billed	2,808,411	2,797,351
Services metered, not yet billed	1,025,669	971,333
Provision for doubtful accounts	(319,567)	(347,704)

	3,741,381	3,630,069

The aging-list of accounts receivable is as follows:

	2005	%	2004	%

Not yet billed	1,025,669	25.3	971,333	24.4
Not yet due	1,445,603	35.6	1,295,917	32.6
To receive from other providers	541,963	13.3	553,491	13.9
Overdue up to 30 days	545,287	13.4	589,663	14.8
Overdue from 31 to 60 days	177,187	4.4	199,625	5.0
Overdue from 61 to 90 days	104,915	2.6	114,451	2.9
Overdue more than 90 days	220,324	5.4	253,293	6.4

	4,060,948	100.0	3,977,773	100.0

Notes to the consolidated financial statements

Overdue accounts are subject to a 2% fine (included in “Other operating income”) on the total debt and late-payment interest of 1% per month (included in “Financial income”), on a pro rata basis, and are recorded when the subsequent bill is issued after payment of the overdue bill.
Telemar can restrict outgoing calls if the bill is overdue more than 30 days, restrict the incoming calls if the bill is overdue more than 60 days and disable the telephone if the bill is overdue more than 90 days. A warning is sent to the client 15 days in advance. After the line has been disabled, which occurs between 95 and 110 days overdue, the name of the delinquent client is reported to the Credit Protection Agencies.
The collection policy adopted by Oi, according to the norms established by Anatel, provides that if a bill is overdue for more than 15 days and the client does not pay or correct the situation, after having received a request for payment, the services are partially suspended, until the payment of the total amount outstanding. That policy also determines that all calls received and made be restricted when the bill is overdue for more than 30 days. The services are disconnected if the bill is overdue for more than 75 days, and in that case, the name of the delinquent client is reported to the Credit Protection Agencies.
On November 30, 2004, the Company and Embratel signed a private extra judicial agreement, the main purpose of which was to terminate all existing administrative and legal proceedings between the parties, with the settlement of the respective values. The total net transaction amount, restated by the IGP-DI (general price index—domestic products) was R$301,800, payable to Telemar, of which R$179,266 had already been accounted for. Accordingly, R$54,848 was recognized as “Other extraordinary non recurring income” (Note 5) and R$16,973 as monetary restatement under “Interest and monetary variations on other assets” (Note 6). As all other administrative and legal proceedings were waived, the provision for contingencies in the amount of R$50,713 was reversed. This provision had been recorded to cover the litigation regarding the right to revenues from fixed-to-mobile long-distance calls. The amounts that Embratel had deposited in court were drawn and paid to Telemar in December 2004, totaling R$187,475. The remaining balance of the amount was received in six consecutive monthly installments, updated by the CDI rate, the last installment was received in May 2005.
Other receivables from telecommunication providers giving rise to uncertainties were conservatively provided for in the statement of income, decreasing the accounts receivable balance.

Notes to the consolidated financial statements

11	CREDITS RECEIVABLE

	2005	2004

Credits receivable from Barramar S.A.(i)	71,041	76,504
Credits receivable from Hispamar S.A.(ii)	34,937	32,425
Credits receivable from Orbitall(iii)		7,020
Assets put up for sale(iv)		17,211
Other	13,087

	119,065	133,160

(i)	The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankruptcy declared by the “5[a] Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo” (5th private law panel of state of São Paulo tribunal of justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 7, in December 2004, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, depending on the future profitability of the Refibra Consortium.

(ii)	In November 2001, Telemar signed an association contract with Hispamar Ltda., to reduce the costs to reach the northern part of the country, in special the transponders rented from Embratel. On December 31, 2002, Telemar signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite, launched on August 4, 2004. The transfer price of the right of exploration was set at R$28,659 based on the report of an independent specialized company, and is restated by the “Índice de Preços ao Consumidor—IPC” (Consumer Price Index).

The conversion of such credits into equity holding in Hispamar Ltda. Has been approved by Telemar’s Board of Directors but the related corporate agreements are still pending. Accordingly, Telemar will continue to classify such amounts as long-term receivables until such time as they are converted into permanent investments. Telemar’s management estimates that this interest will not exceed 20% of the subsidiary’s capital.

(iii)	On April 1, 2004, after approval by TNL’s Board of directors, TNL Contax acquired 100% of the quotas in “Inovação Contact Center Serviços de Contatos Telefônicos Ltda” (“Inovação”), whose assets and liabilities were merged into TNL Contax on July 31, 2004. As contemplated in the Inovação purchase and sale agreement, entered into with Orbitall, any labor suits involving events that took place before the acquisition date will be the exclusive responsibility of Orbitall. In 2004, a provision for contingencies in the amount of R$7,020 was recorded as a contra entry to “Credits receivable—Orbitall”, corresponding to the estimated potential risk.

(iv)	This refers to the market value of TNL Contax’ permanent assets put up for sale, basically a building under construction in Rio de Janeiro and a plot of land in São Paulo. As described in Note 11(iv), TNL Contax recorded a provision for adjustment of the value of these properties to market value in the total amount of R$36,375. In January 2005, this building was disposed of to Telemar against book value.

Notes to the consolidated financial statements

12	RECOVERABLE TAXES

	2005	2004

Recoverable taxes
ICMS (value-added tax)	658,700	672,611
Income tax and social contribution recoverable	592,390	293,553
Withholding income tax	326,772	208,560
Other taxes recoverable	124,024	109,767

	1,701,886	1,284,491

Current	1,468,221	1,075,540
Long-term	233,665	208,951

13	DEFERRED TAXES
Deferred tax assets comprise the following:

	2005	2004

Provisions for contingencies	602,713	515,549
Temporary differences, mainly provision for doubtful accounts	537,620	621,031
Tax loss carryforwards	911,273	947,918
Allowance for tax loss carryforwards and temporary differences	(362,752)	(493,099)

Total	1,688,854	1,591,399

Current	223,460	122,403
Long-term	1,465,394	1,468,996

(i)	TNL and its subsidiaries record deferred tax credits arising from temporary differences and tax loss carry-forwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02. Unrecorded credits amount to R$288,684 at December 31, 2005 (2004—R$414,909), of which R$247,599 relate to Oi (2004—R$391,563).
Additionally, at December 31, 2005 unrecorded tax credits on temporary differences, amount to R$69,358 (2004—R$78,190).

14	PREPAID EXPENSES

	2005	2004

Financial charges(i)	307,822	295,118
Subsidies of Oi handsets(ii)	214,153	61,328
Fistel fee(iii)	103,625	87,252
Insurance	14,002	15,338
Taxes and contributions	10,264	6,020
Other(iv)	11,322	28,363

	661,188	493,419

Current	398,155	245,717
Long-term	263,033	247,702

(i)	Financial charges and premiums paid in advance when obtaining loans and financing are amortized during the term of the related contracts. Such amounts refer primarily to insurance premiums and financial charges on financing from multilateral agencies Société Générale/ Coface,

Notes to the consolidated financial statements

KFW, Finnvera and NIB, in addition to Banco ABN AMRO (for comments on loans and financing, see Note 19).

(ii)	Refers to postpaid mobile handsets, sold with an average subsidy of R$300.00. The deferral of the subsidy was calculated based on the additions, net of monthly cancellations. In the second semester of 2005, the deferral has been calculated based on effective additions. This change arises from the relation between the average churn rate of the customers (approximately 4 years) and the 12 month period, indicated in the agreement clauses for fines, to be charged on early termination, or migration to prepaid plans. The amount arising from this change was R$51,034.

(iii)	Refers to the “Fundo de Fiscalização das Telecomunicações— Fistel” (fund for telecommunications inspections) activation fee (R$26.83 per activation). It is deferred and amortized over the estimated churn period of 24 months.

(iv)	Refers to expenses with annual rights of way contracts, circuit’s rental and equipment, posts, among others.

15	JUDICIAL DEPOSITS

	2005	2004

Tax	315,039	275,441
Labor	231,558	148,959
Civil	169,696	117,663

	716,293	542,063

TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include deposits of R$84,411 (2004—R$82,909) relating to appeals filed against INSS assessments and R$28,444 (2004—R$27,883) relating to IPTU. For those claims where loss is considered probable, the Company records provisions totaling R$52,566 (2004—R$49,167).
A number of deposits have also been made as a guarantee against tax foreclosure in connection with taxes administered by the “Secretaria da Receita Federal—SRF” (Internal Revenue Secretariat), as well as to cease the collection of other amounts owed to State and local finance secretaries, totaling R$132,826 (2004— R$97,195). Judicial appeals have also been filed with respect to ICMS on ancillary telecommunication services (Agreement 69/98), retroactively to June 1998, in the amount of R$69,358 (2004— R$67,454), (see details in Note 24).

Notes to the consolidated financial statements

16	PROPERTY, PLANT AND EQUIPMENT, NET

	2005			2004
					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate (%)

Cables (access network)(i)	5,360,753	(2,679,660)	2,681,093	2,845,532	3 to 20
Transmission equipment Telemar	7,650,343	(6,123,861)	1,526,482	1,688,179	20
Transmission equipment Oi(i)	1,847,653	(423,568)	1,424,085	1,159,671	3 to 25
Trucking (switches)	5,945,121	(5,063,211)	881,910	1,182,087	5 to 20
Buildings	2,134,023	(1,310,650)	823,373	828,584	4 to 10
Underground ducting	1,982,384	(1,199,884)	782,500	818,762	4
Hardware and software	1,856,987	(1,153,067)	703,920	636,504	20
Switching equipment Oi(i)	867,783	(191,135)	676,648	503,921	3 to 20
Switching equipment Telemar	11,705,974	(11,044,905)	661,069	1,291,068	20
Other equipment	1,759,576	(1,238,427)	521,149	559,659	3 to 20
Posts and towers	871,902	(353,513)	518,389	521,058	4 to 5
Leasehold improvements	571,283	(169,586)	401,697	303,554	10
Terminal equipment	2,295,015	(2,134,786)	160,229	256,552	20
Land	157,161		157,161	157,386
Other assets	707,127	(428,166)	278,961	314,914	10 to 20
Construction in progress	755,328		755,328	606,309
Inventories for expansion	115,803		115,803	96,468

	46,584,216	(33,514,419)	13,069,797	13,770,208

(i)	The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence, wear and tear and is in line with the practices followed by mobile company sector.

Pegasus’ assets, which were incorporated in Oi’s property, plant and equipment, have useful lives based on an appraisal report for certain property, plant and equipment classes (machines, handsets and equipment, cables and networks), prepared by an external expert.
Additional Information

(a)	Management regularly reviews its potential to generate profits, in particular buildings and equipment to be maintained and used in operations, to determine and measure any requirements of reducing their value to recovery value (impairment analysis). No impairment loss was identified in 2005 and 2004.

(b)	As commented in Note 11(iv), this amount refers to the market value of TNL Contax’ property, plant and equipment, which has been put up for sale, substantially a building under construction in Rio de Janeiro and a plot of land in São Paulo. In 2004 TNL Contax recorded a provision for adjustment to the market value of the building in Rio de Janeiro in the total amount of R$36,375. In January 2005, this building was disposed of to Telemar against book value.

(c)	According to clause 21.1 of the concession contracts, all of the assets belonging to Telemar and which are indispensable to provide the services described in these contracts, are considered revertible. These assets will revert automatically to Anatel at the end of the concession. At December 31, 2005, the remaining balance of the revertible assets is estimated at R$7,348,002 (2004—R$8,475,253), comprising assets and construction in progress, switching equipment, transmission equipment, public telephone units, external network, energy equipment, system

Notes to the consolidated financial statements

equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes resulting from further internal reviews and Anatel definitions (unaudited amounts).

(d)	As disclosed in Note 19, Oi pledged certain assets.

(e)	TNL and its subsidiaries maintain several commercial leasing agreements for IT equipment, the amounts of which are taken to income over the term of the agreements (see “Rentals and insurance” in Note 4), as management does not intend to purchase such equipment upon termination of the related agreements. The agreement amounts could be thus summarized:

						Liabilities
				Assets balance		balance		Expense for year
	Draw down		Number of
Lessor	date date	Maturity	installments	2005	2004	2005	2004	2005	2004

IBM Leasing	01/15/2005	01/15/2008	36	47,137	38,486	33,094	32,726	26,095	15,514
IBM Leasing	12/03/2003	12/03/2006	36	11,434	28,583	12,530	25,996	22,306	18,397
Fináustria(i)	01/21/2003	10/21/2006	16	5,813	7,906	3,664	7,298	4,601	4,705
IBM Leasing(ii)	10/25/2004	10/25/2008	45	3,248	4,095	3,201	4,237	1,177
IBM Leasing(iii)	03/28/2002	02/28/2006	41	2,944	5,704	471	3,297	4,539	5,503
IBM Leasing	12/30/2001	12/30/2003	24	2,680	5,361
IBM Leasing	07/28/2005	07/28/2008	36	1,161		1,091		143
Itaú Leasing(i)	02/27/2004	02/27/2007	12	1,012	1,332	666	1,198	665	430
IBM Leasing	05/10/2005	05/10/2008	36	998		847		175
Hewlett Packard(v)i	10/28/2004	10/28/2007	36		3,237		3,163		128
Hewlett Packard(iv)	10/26/2004	26/10/2007	36		1,335		1,304		61
Other	06/01/1998 to 12/30/2001	07/25/2000 to 12/30/2003	24 to 51		691
Several Pegasus agreements	09/01/1999 to 07/01/2001	09/01/2001 to 07/01/2004	24 to 36	82	306				188

				76,509	97,036	55,564	79,219	59,701	44,926

(i)	Quarterly installments.

(ii)	First installment was due on February 25, 2005.

(iii)	First installment was due on October 28, 2002.

(iv)	No balance in 2005 due to the fact that “Contax Participação S.A” is consolidated financial statements are no longer part of TNL’s consolidated financial statements (see details on Note 1).

17	INTANGIBLE ASSETS
In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$70,618, in order to improve the penetration in certain areas.

	2005			2004

		Accumulated
	Cost	amortization	Net	Net

Goodwill(i)	2,290,874	(1,266,530)	1,024,344	1,143,580
Oi’s license(ii)	1,236,567	(304,855)	931,712	1,020,415
Rights of use Telemar	78,857	(42,471)	36,385	19,700
Total	3,606,298	(1,613,856)	1,992,441	2,183,695

(i)	This refers to the goodwill paid by the Company on the acquisition of TNL in the amount of R$1,956,901 and to the goodwill paid by TNL to third parties on the acquisition of Pegasus, in

Notes to the consolidated financial statements

the amount of R$333,973, which is justified by the expectation of future profitability supported by economic-financial appraisals carried out by third parties, and synergy gains between the operations of the Company and Pegasus (Note 1(b)).

(ii)	In February 2001, Oi acquired for R$1,102,007 an authorization (“license”) to operate personal mobile service in the same areas within Region I that the Company operates and the “Triângulo Mineiro” area and certain cities within the “Alto Paranaíba” region of the State of Minas Gerais, in competition with CTBC Celular S.A. This license is valid through March 12, 2016 and may be renewed for an additional 15-year period. Oi was authorized by Anatel to start operations on June 26, 2002 and began billing its customers as of July 2002. The Company began amortizing the license as of July 2002, when it started its operations, on a straight-line basis through the expiration date of March 2016. The financial charges incurred before the start-up of Oi were capitalized, totaling R$63,942.
In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies, in the amounts of R$66,096 and R$4,522, respectively, whose main objective is to improve the telecommunications services in some of the states of Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Ceará, with frequencies that permit greater penetration in buildings and installations. The maturity date of this authorization is also March 12, 2016.

18	DEFERRED CHARGES
These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies prepared by third parties. The average period is estimated at five years for the expenses related to the original operation of Pegasus (incorporated by Oi, see Note 1) and Oi Internet and ten years for AIX and Oi.
Consolidated deferred assets can be stated as follows:

	2005	2004

Third party services	233,927	236,490
Interest expenses	336,015	339,472
Personnel	47,246	47,863
Materials (substantially handsets)	30,572	30,572
Revenues from the sale of handsets	(19,838)	(19,838)
Rentals and insurance	29,833	29,952
Other	2,397	2,924
Accumulated amortization	(234,030)	(177,108)

	426,122	490,327

Deferred charge balances per subsidiary can be summarized as follows:

	2005			2004

		Accumulated
	Cost	amortization	Net	Net

Oi (including Pegasus’ originate expenses)	631,974	(222,746)	409,228	472,029
AIX	21,512	(8,551)	12,961	15,220
HiCorp	2,666	(2,333)	333	2,333
Oi Internet	4,000	(400)	3,600
TNL Contax				745

	660,152	(234,030)	426,122	490,327

Notes to the consolidated financial statements

19	LOANS AND FINANCING

(a)	Local currency

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

BNDES(i)	12/2000	01/2008	TNL endorsement and Telemar receivables	TJLP + 3.85% p.a.	884,713	1,264,022
BNDES(ii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.	607,501	403,802
BNDES(iii)	12/2003	01/2011	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	395,570	431,949
BNDES(iv)	07/2005	08/2013	TNL endorsement and Telemar receivables	TJLP + 3.50% p.a. and 4.50% p.a.	83,770
BNDES	12/2005	12/2013	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	23,949
Banco do Nordeste do Brasil S.A.	06/2004	12/2014	Telemar receivables	11.9% p.a. and 10.5% p.a.	157,713	82,605
Banco Bilbao Vizcaya Argentaria S.A.	06/2002	06/2005	None	IGPM + 12% p.a.		74,580
Other					14,500	18,361
Financial charges					19,717	48,975

Total in local currency					2,187,433	2,324,294

(b)	Foreign currency

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

Japanese Yen
Japan Bank for International Cooperation—JBIC(vii)	08/2001	01/2010	None	1.65% p.a.	417,014	666,497
Japan Bank for International Cooperation—JBIC(vii)	01/2003	01/2011	None	Japanese LIBOR 1.25% p.a.	406,533	628,267
Foreign currency basket BNDS(vi)
BNDES(i)	12/2000	01/2008	TNL endorsement and Telemar receivables	Variable rate of BNDES + 3.85% p.a.	252,997	435,613
BNDES(ii)	12/2003	01/2011	TNL endorsement and Telemar receivables	Variable rate of BNDES + 4.50% p.a.	74,968	98,655
U.S. Dollar
ABN AMRO Bank N.V.(vi)	08/2001	08/2009	TNL endorsement	LIBOR + 0.50% p.a. to 3.81% p.a.	1,101,718	1,868,730
ABN AMRO Bank S.A.	09/2005	09/2008	None	5.45% p.a.	140,861
ABN AMRO Bank N.V.	01/2004	04/2009	None	LIBOR + 3.0% p.a. to 4.83% p.a.	140,442	159,264
ABN AMRO Bank S.A.	06/2005	05/2008	None	5.05% p.a.	70,221
ABN AMRO Bank S.A.	06/2005	12/2010	None	5.51% p.a.	66,475
ABN AMRO Bank S.A.	12/2005	11/2008	None	5.43% p.a.	46,814
ABN AMRO Bank S.A.	10/2005	10/2008	None	5.28% p.a.	35,851
ABN AMRO Bank N.V.	12/2000	05/2006	None	LIBOR + 5% p.a.	17,438	72,863
FINNVERA—Finnish Export Credit (vii)	02/2003	02/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 1.1% p.a.	304,291	398,160
FINNVERA—Finnish Export Credit (vi)	11/2004	11/2010	TNL endorsement and pledge of Oi equipment	LIBOR + 1.685% p.a. and 4.56% p.a.	115,789	131,306

Notes to the consolidated financial statements

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

KFW— Kreditanstalt Für Wiederaufbau	06/2000	10/2009	None	8.75% to 11.87% p.a.	136,541	230,048
KFW— Kreditanstalt Für Wiederaufbau	07/2002	01/2011	None	LIBOR + 0.8% p.a. and 4.5% p.a.	135,395	189,026
KFW— Kreditanstalt Für Wiederaufbau(vii)	02/2003	08/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 0.75% p.a.	133,485	172,999
Senior Notes(ix)	12/2003	08/2013	None	8% p.a.	351,105	796,320
Société Générale/ Coface(vi)	02/2003	11/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 0.75% p.a.	94,836	122,910
Société Générale/ Natexis	12/2004	10/2009	None	LIBOR + 1.95% p.a.	70,221	79,632
Société Générale	12/2002	06/2007	None	LIBOR + 5% p.a.	17,221	35,076

Nordic Investment Bank— NIB(vii)	03/2003	02/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 4.3% p.a.	57,055	74,655
Nordic Investment Bank— NIB(vi)	11/2004	11/2010	TNL endorsement and pledge of Oi equipment	LIBOR + 1.625% p.a. and 4.5% p.a.	46,814	53,088
Fuji Bank, Limited	11/2000	09/2006	None	LIBOR + 1.5% p.a.	42,558	96,524
EDC— Export Development Corporation	01/2000	04/2007	None	LIBOR + 3.0% p.a.	31,599	81,561
Banco Santander do Brasil S/A	04/2005	04/2008	None	5.9% p.a.	28,529
Deustche Bank GB	01/2004	01/2007	None	LIBOR + 4% p.a.	26,918	50,876
Deustche Bank GB	12/2002	12/2005	None	LIBOR + 4.5% p.a.		55,742
SEB Merchant Banking	03/2002	10/2006	None	LIBOR + 2.75% p.a.	18,968	57,771
Banco do Estado de São Paulo S.A.—BANESPA	01/2004	01/2007	None	6.5% p.a.	18,726	21,235
Banco Itaú S.A.	12/2000	04/2006	Promissory Note	LIBOR + 2.75% p.a. to 3.125% p.a.	10,330	197,198
Unibanco— União de Bancos Brasileiros S.A.	12/2004	12/2007	None	4.90% p.a.	8,444	9,576
Banco Bilbao Vizcaya Argentaria S.A.	07/2000	12/2006	TNL endorsement	6.84% p.a.	5,197	11,786
BankBoston N.A.	02/2000	01/2006	TNL endorsement	LIBOR + 4.25% p.a.	2,340	22,828
BankBoston N.A.	06/2001	03/2005	None	LIBOR + 4.8% p.a.		63,706
SIEMENS Ltda.	06/2002	10/2007	TNL Promissory Note	LIBOR + 4.71% p.a.	9,831	16,723
SIEMENS Ltda.	01/2000	09/2005	TNL Promissory Note	LIBOR + 5% p.a.		15,671
Euro Médium Term Notes(x)	11/2003	11/2005	None	5.625% p.a.		132,720
Deutsche Bank S.A.(xi)	07/2000	07/2005	Share guarantee	LIBOR + 4.25% p.a.		23,890
Nokia do Brasil Ltda	12/2003	02/2005	TNL Promissory Note	6.04 % p.a. and 3.34% p.a.		66,761
Financial charges					52,701	67,774

Total in foreign currency					4,490,226	7,205,451

Total in local currency					2,187,433	2,324,294
Total in foreign currency					4,490,226	7,205,451
Swap operations (foreign currency)					1,952,067	1,417,100

Total loans and financing					8,629,726	10,946,845

Current					2,827,567	3,198,661
Long-term					5,802,159	7,748,184

Notes to the consolidated financial statements

(c)     Changes in balance of loans and financing

				Financial
Year	Initial balance	Additions	Amortization	charges	Final balance

2005	10,946,845	771,538	(4,309,918)	1,221,261	8,629,726
2004	11,171,150	2,096,571	(3,562,108)	1,241,232	10,946,845
The average annual interest rate of local currency debt, totaling R$2,187,433 at December 31, 2004 (12/31/04—R$2,324,294), is approximately 13.9% p.a. The average annual interest rate of foreign currency debt, totaling R$4,490,226 at the same date (12/31/04—R$7,047,894), is 6.1% p.a. for funds obtained in U.S. dollars, 1.5% p.a. for funds obtained in Yen, and 10.2% for debt in a BNDES currency basket. Financial charges refer basically to interest expenses, monetary and exchange variations, net of the results of swap transactions.
(d)     Description of the main loans and financing

(i)	Refers to the use of funds provided by special credit lines for the acquisition and assembly of equipment, infrastructure and other equipment, under the “Programa de Apoio a Investimentos em Telecomunicações (telecommunication investment support program). Financial charges and the principal are due on a monthly basis until January 2008. At December 31, 2005, Telemar was in compliance with the contractual financial covenants.

(ii)	In September 2004, Oi signed a financing contract with BNDES in the amount of R$663,000 and withdrew R$585,000 to finance its investment plan, of which R$400,000 in September 2004 and R$185,000 in May 2005. Financial charges are due on a quarterly basis until April 2006, and then monthly for the period between May 2006 and October 2012. The principal is due on a monthly basis as of May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the total financing to Telemar.

(iii)	From December 2003 to October 2004, Telemar withdrew R$529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004. The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a quarterly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal will be payable on a monthly basis as from May 2005.

(iv)	In July 2005, Telemar signed a loan agreement with BNDES in the amount of R$217,945 and withdrew R$80,000 in July 2005 and R$26,469 in December 2005 to finance the “Plano Geral de Metas para Universalização—PGMU” (general plan of universalization targets). Financial charges are due on a quarterly basis until August 2006, and then monthly for the period between September 2006 and August 2013. The principal is due on a monthly basis as of September 2006.

(v)	Currency basket published by BNDES on a daily basis.

(vi)	In August 2001, Oi obtained a US$1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, allocated to investments and working capital requirements. The loan was restructured three times, the first time as described in item (vi) and the last time in August 2005, the balance of the credit line, at December 31, 2005 was US$540 million, net of amortizations until the referred date, with no balance left to be withdrawn. In November 2003 Oi’s debt was transferred to Telemar.

(vii)	In December 2002, Oi signed a financing contract with KFW- Kreditanstalt Für Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit—Finnvera in the

Notes to the consolidated financial statements

amount of US$300 million to partially substitute the credit line with ABN AMRO Bank N.V.. In November 2003 Oi’s debt was transferred to Telemar.

(viii)	In August 2001, and January and February 2003, TNL obtained R$1,646,110 from Japan Bank for International Cooperation—JBIC to finance investments in Telemar.

(ix)	On December 18, 2003, TNL obtained R$878 million (US$300 million at the time) via the issuance of notes abroad, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with option of early liquidation by the Company, annually as of the fifth year, without guarantees. The funds will be used for varying corporate purposes. On December 1, 2005, TNL anticipated the repurchase of part of these “Senior Notes”, in the amount of US$150 million, with subsequent canceling of the same.

(x)	The loan in foreign currency amounted to US$45 million and was contracted from the Deutsche Bank S/A—German Bank on August 2, 2000 in conformity with Resolution 2683. The principal amount matures in 10 semi-annual equal and consecutive amortizations, the first of which on January 31, 2001 and the last on August 01, 2005. These bear LIBOR interest rate of 12 months which are increased by spread of 4.25% per annum, calculated on a pro rata temporis base per year and are payable in six annual amortizations as from December, 2000. As guarantee there is a pledge of 140% of the principal in shares of Tele Norte Leste Participações S/A owned by Telemar Participações S/A and the obtainment of bank letter of guarantee issued by Banco Bradesco S/A amounting to US$45 million.

(xi)	By means of the issue of Euro Medium-Term Notes, Telemar obtained an authorization to issue securities abroad in the amount of US$100 million. Banco Itaú BBA S,A,—Nassau Branche was the agent of such issue, listed on Luxembourg Stock Exchange. On November 21, 2003 the first tranche of shares amounting to of US$50 million was registered. It is remunerated at 5.625% p.a. and matures on November 21, 2005.

Notes to the consolidated financial statements

The maturity of long-term debt with third parties at December 31, 2005, is scheduled as follows:

	2005	%	2004	%

Local currency
2006			548,268	7.1
2007	648,453	11.2	560,688	7.3
2008	246,317	4.2	184,898	2.4
2009	210,928	3.6	150,735	1.9
2010	210,928	3.6	150,735	1.9
2011 and thereafter	273,951	4.8	141,815	1.8

	1,590,577	27.4	1,737,139	22.4

Foreign currency
2006			1,879,846	24.4
2007	1,188,955	20.5	1,115,750	14.4
2008	1,195,651	20.6	792,947	10.2
2009	870,375	15.0	815,286	10.5
2010	382,085	6.6	374,475	4.8
2011 and thereafter	574,516	9.9	1,032,741	13.3

	4,211,582	72.6	6,011,045	77.6

Total
2006			2,428,114	31.5
2007	1,837,408	31.7	1,676,438	21.7
2008	1,441,968	24.8	977,845	12.6
2009	1,081,303	18.6	966,021	12.4
2010	593,013	10.2	525,210	6.7
2011 and thereafter	848,467	14.7	1,174,556	15.1

	5,802,159	100.0	7,748,184	100.0

20	DIVIDENDS AND INTEREST ON OWN-CAPITAL

	2005	2004

Proposed dividends and interest on own-capital of the Parent Company	95,023
Proposed dividends and interest on own-capital of TNL	654,087	901,614
Interest on own-capital to minority shareholders of Telemar	191,576	241,939
Prior years’ dividends and interest on own-capital not claimed of TNL	57,334	60,724
Prior years’ dividends and interest on own-capital not claimed of subsidiaries	38,301	34,160

Total	1,036,321	1,238,437

The unclaimed dividends and interest on own-capital refer to the amounts available to shareholders, which, if not claimed within three years following the annual Shareholders’ Meeting that approved such dividends and interest on own-capital, will be reversed to retained earnings.

Notes to the consolidated financial statements

21	TAXES OTHER THAN ON INCOME

	2005	2004

Value-added tax (ICMS)(I)	567,055	517,374
Value-added tax (ICMS) Agreement 69/98(ii)	118,028	97,105
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	128,608	111,268
Other indirect taxes on operating revenues	28,137	31,544

Total	841,828	757,291

Current	839,530	757,257
Long-term	2,298	34

(i)	Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is 35% for Rondônia; 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás. For the other States, the ICMS rate is 25%.

(ii)	In June 1998, the State Finance Departments approved Agreement 69, which increased the scope of ICMS to other services, including installation. Under this new interpretation, ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such enlargement of the scope of the ICMS, to reach additional services to basic telecommunications services is questionable because (a) State Departments have acted beyond their authority, (b) such an interpretation reaches services that are not considered telecommunications services, and (c) such interpretation cannot be applied on a retroactive basis.

With the publishing of Agreement 69, Telemar filed a petition of writ of mandamus against the levying of ICMS on installation and registration services (the main profits being discussed), and monthly recorded the provision and currency adjustment. Telemar succeeded in having judgments made final and definite on lawsuits it brought against the States of Sergipe, Amazonas and Amapa, in which the charge of ICMS was determined not constitutional. The Superior Court of Justice (STJ) also understands that ICMS should not be levied on installation revenues and other ancillary telecommunication services.

Given STJ’s ruling, management believes that the amounts charged from subscribers should be refunded to them as the judicial proceedings filed in the different States are judged. Management also understands that the return of such amounts is contingent upon subscribers being active customers and not delinquent. In this connection, the portion of the provision relating to inactive and delinquent customers was reversed as of December 31, 2004, in the total amount of R$78,397, of which R$76,140 represent the principal and R$2,257 correspond to monetary restatement, stated in the financial statements as “Recovered expenses” and “Financial income”, respectively (Notes 5 and 6). In 2005, the restatement amounted to R$20,923.

Notes to the consolidated financial statements

22	DEFERRED TAXES ON INCOME LIABILITIES
Deferred taxes on income liabilities are comprised as follows:

	2005	2004

Federal income tax payable	350,725	254,577
Social contribution tax payable	147,883	120,935
Income tax withheld at source on interest on own-capital	28,182	19,213
Additional indexation expense from 1990(i)	14,274	17,538

Total	541,064	412,263

Current	540,192	411,391
Long-term	872	872

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustment to property, plant and equipment, according to Brazilian tax legislation.

23	TAX FINANCING PROGRAM—REFIS
TNL and its subsidiaries Telemar and Oi (including the amounts originally belonging to Pegasus) adhered to the “Programa de Refinanciamento Fiscal—REFIS” (tax financing program), according to Law n° 10,684, of May 30, 2003, subscribing a substantial part of the debits with the national treasury and with the INSS matured until February 28, 2003. Pursuant to Art. 7 of said Law, TNL and its subsidiaries must pay REFIS installments on a timely basis. They may be excluded from the program should payments are late for three consecutive months or six non-consecutive months, whichever is earlier.
The refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. In 2005, timely settlements amounted to R$12,911 (TNL) and R$112,384 (consolidated), in accordance with Instruction no. 346 issued by the CVM, which requires regular payments as an essential condition for maintaining the conditions established in the REFIS—program.
REFIS amounts comprise the following:

	2005		2004

		Long		Long
	Current	term	Current	Term

COFINS	60,586	389,846	55,106	408,607
CPMF	25,348	180,691	23,036	187,161
Income Tax	11,127	69,890	10,097	73,520
Social Contribution	3,742	27,246	3,396	28,120
INSS—SAT	2,890	22,006	4,859	20,750
IOF	12,939	132,100	11,743	131,550
PIS	537	3,664	492	3,803

	117,169	825,443	108,729	853,511

Notes to the consolidated financial statements

The REFIS values segregated in principal, fines and interest are, as follows:

				2005	2004
	Principal	Fines	Interest	Total	Total

COFINS	324,643	32,598	93,191	450,432	463,713
CPMF	149,696	14,970	41,373	206,039	210,197
Income Tax	44,396	10,483	26,138	81,017	83,617
Social Contribution	17,185	3,837	9,966	30,988	31,516
INSS—SAT	14,600	2,522	7,774	24,896	25,609
IOF	106,220	10,622	28,197	145,039	143,293
PIS	2,679	298	1,224	4,201	4,295

	659,419	75,330	207,863	942,612	962,240

These amounts are monetarily restated by the variation of the “Taxa de Juros de Longo Prazo—TJLP” (long term interest rate), and R$16,297 (TNL) and R$93,051 (consolidated) and R$15,895 (TNL) and R$82,809 (consolidated) have been recorded as “Financial Expenses” (see details in Note 6), for the years 2005 and 2004, respectively.
In 2004, as described in Note 8, Telemar reversed part of the income tax and social contribution previously included in REFIS, in the total amount of R$21,561.
TNL and its subsidiaries, in view of the undue inclusion of debts in the “Parcelamento Especial—PAES” (special installment program) made by the SRF (IRS), and the “Procuradoria Geral da Fazenda Nacional—PGFN” (general procuration service of the IRS), it was necessary to file an action to evidence the regularity of payment of the installments relating to the Program, as well as to correctly demonstrate the debts included in that Program. This way, according to the injunction qualified to the guarantee, monthly deposits of approximately R$3 million are being made, adjusting to the correct balance of the debt before PAES, until administrative or judicial decision is granted.

Notes to the consolidated financial statements

24	PROVISIONS FOR CONTINGENCIES
(a)     Composition of book values

		2005	2004

	Tax
(i)	ICMS assessments	158,886	126,322
(ii)	Tax loss carry-forwards	79,881	128,070
(iii)	ISS	48,986	41,560
	INSS (joint responsibility, fees and indemnifications)	46,016	38,706
(iv)	ILL— Tax on net income	38,266	34,834
(v)	ICMS on IP gate rental		90,181
(vi)	PIS and COFINS		30,687
(vii)	Other claims	105,734	78,134

		477,769	568,494

	Labor
(i)	Overtime	340,355	240,133
(ii)	Claims by outsourced personnel	228,575	147,095
(iii)	Hazardous work conditions premium	111,101	102,971
(iv)	Salary differences/ Equalization of salary scales	106,426	68,417
(v)	Indemnities	79,220	45,787
(vi)	Other claims	160,751	120,495

		1,026,428	724,898

	Civil
(i)	Anatel fines	147,553	89,888
(ii)	Indemnities— “Fundação Atlântico de Seguridade Social” (pension fund)	72,597	18,295
(iii)	Small claims court	55,788	42,780
(iv)	Other claims	186,848	183,121

		462,786	334,084

		1,966,983	1,627,476

The provisions for contingencies are monetarily restated on a monthly basis, according to the interest rates established in the respective legislation, as follows:

Tax:	Variation of the SELIC— interest rate (Special System for Settlement and Custody);
Labor:	Variation of to TRT interest rate (Regional Labor Court) indices, plus interest of 1% p.m.;
Civil:	Variation of the TR interest rate (Reference Rate), plus 0.5% p.m.

(b)	Details of the claims per nature of risk at December 31, 2005 (consolidated)

	2005

	Tax	Labor	Civil	Total

Probable	477,769	1,026,428	462,786	1,966,983
Possible	6,611,033	749,412	454,378	7,814,823
Remote	234,940	689,787	358,428	1,283,155

Total	7,323,742	2,465,627	1,275,592	11,064,961

Notes to the consolidated financial statements

	2004

	Tax	Labor	Civil	Total

Probable	568,494	724,898	334,084	1,627,476
Possible	2,342,481	753,920	654,445	3,750,846
Remote	197,416	451,647	385,514	1,034,577

Total	3,108,391	1,930,465	1,374,043	6,412,899

(c)     Summary of changes in the balances of provisions for contingencies

	Tax	Labor	Civil	Total

Balance at December 31, 2003	563,441	409,305	234,076	1,206,822
Additions, net of reversals	170,643	281,748	194,143	646,534
Write-offs by payment	(107,175)	(127,869)	(121,485)	(356,529)
Transfer to payable and deferred charges (Note 18)	(165,719)			(165,719)
Restatement—financial expense (Note 6)	107,304	161,714	27,350	296,368

At December 31, 2004	568,494	724,898	334,084	1,627,476
Additions, net of reversals	224,976	280,518	178,056	683,550
Write-off by payment	(320,765)	(136,129)	(127,196)	(584,090)
Restatement—financial expense (Note 6)	26,152	157,141	77,842	261,135
Transfer to ICMS payable (Note 24)	(21,088)			(21,088)

At December 31, 2005	477,769	1,026,428	462,786	1,966,983

Provisions in connection with the challenging of PIS/COFINS, ICMS—“Convênio 69/98”, rental of IP gates, INCRA, Funttel, CPMF, IOF and income tax and social contribution are recorded in the related income statement accounts, as shown below:

	2005	2004	2003

Deductions from gross revenues:
ICMS Agreement 69/98—additional services		5,628	(10,613)
ISS—rental of IP gates	946	(22,460)	(4,264)
COFINS rate increase			(132,051)
Personnel expenses:
INCRA	(735)	(785)
Other operating expenses:
Fust	(12,843)
Funttel	(8,090)	(4,799)
PIS/COFINS—base increase			(3,319)
ICMS credit on electricity	(31,672)	(3,557)
Financial expenses:
Withholding tax on external operations	(40,079)
PIS/COFINS—base increase			(8,339)
CPMF			(67,749)
IOF			(37,404)
Income tax and social contribution			8,214

	(92,473)	(25,973)	(255,525)

Notes to the consolidated financial statements

(d)     Probable Contingencies
Tax:

(i)	ICMS assessments—Provision considered sufficient by management to cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues; (b) offset of credits on the acquisition and goods and other inputs required for plant maintenance; and (c) assessments regarding the non compliance with ancillary obligations. Changes during the year arise from the review of the risk of loss in the context of these assessments, in the opinion of the Company’s legal advisors and the decision of the taxpayer’s council.

(ii)	Tax loss carry-forwards—As disclosed in Note 8, Telemar has a judicial injunction that guarantees the offset of 100% of the tax losses and tax loss carry-forwards, if determined in the years up to and including 1998.

(iii)	ISS—challenging of the levy of this tax on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision recorded reflects the assessed services that are considered as probable losses by the legal consultants.

(v)	ILL—Telemar offset ILL paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. However, although several cases have been successfully tried in higher courts, Telemar continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. The variation occurred in 2004 refers to the monetary restatement.

(v)	ICMS on IP gate rental—Based on the advice of its internal lawyers, management decided to set up a provision for ICMS on IP gate rental services, while the Company previously recorded ISS at the 5% rate. Taking advantage of tax benefits arising from State tax amnesty, determining the exemption from fines and/or monetary restatement, for Telemar and Pegasus (incorporated by Oi, see note 1). During 2005, Telemar liquidated R$111,619 relating to the period from May 2000 to May 2005 in the States of Amapá, Minas Gerais, Pernambuco, Piauí, Roraima, Maranhão, Amazonas, Pará, Sergipe and Espírito Santo. As to Pegasus, the contingency amount (R$21,088) was transferred to ICMS payable.

(vi)	The broadening of the tax basis relates to income and expenses, other than regular billing services. It will be fully paid to the Brazilian IRS, and there will be no refunds to subscribers.

According to Law No. 9.718/98, enacted in 1998, the basis for calculating the PIS and COFINS taxes was broadened to include not only billing revenues but all revenues other than equity method accounting adjustments, deductions, sales returns and discounts on revenues and disposal of permanent assets. In addition, the COFINS rate increased from 2% to 3%.

The Company obtained a preliminary court order, pursuant to which it is not obligated to pay taxes on the increased basis. However, the Brazilian IRS appealed that decision. While awaiting a final ruling on this matter, the Company maintained a provision on a monthly basis for the amounts of PIS and COFINS that had not been paid and were considered to be outstanding debt by the tax authorities.

However, in 2003, Law No. 10.684/03 instituted a tax refinancing program (Programa Especial de Parcelamento do REFIS or “PAES Program”), a tax relief program that provides companies the option of refinancing their tax debt and paying it in installments. Based on legal advice, the majority of the Telemar group companies decided to settle with the Brazilian IRS and agreed to pay the challenged amounts in installments under the PAES Program, except for the challenged

Notes to the consolidated financial statements

tax amount for Telemar—Rio de Janeiro (TELERJ), which joined the program in February 2005 and gave up on the action, having paid R$30,987.

(vii)	Other claims—This refers substantially to provisions for IPTU tax assessments, in the amount of R$10,462, challenging of the Funttel fee calculation basis (Note 5) in the amount of R$14,470 and Fust in the amount of R$12,843 and several tax assessments related to income tax and social contribution, in the amount of R$25,576.
Labor:
There has been a significant increase in the number of labor claims due to: (a) unfavorable judicial decisions in claims related to the lay-off of personnel due to reorganization in previous years; (b) incentive to the recovery of differences in FGTS rescission fines, relating to the inflation excesses due to the economic plans “Verão” and “Collor”; (c) Increase in the volume of claims related to the joint liability for canceling network maintenance contracts with contractors, which did not attend to the quality levels as required by the Telemar Group; (d) expansion of the competence of the labor courts after the publication of Constitutional Amendment no. 45; and (e) increase in the competence of the union to act as a process substitute. The main contingencies by nature of claim are summarized below:

(i)	Overtime—Claims relating to requests to receive additional worked hours after normal shifts.

(ii)	Outsourced employees—Claims filed by former employees of contracted companies, where Telemar is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(iii)	Hazardous work conditions premium—This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be hazardous, principally close to high-tension electric installations.

(iv)	Salary differences/Equalization of salary scales—Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(v)	Indemnities—Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisionary stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(vi)	Other claims—Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	2005	2004

Pension plan supplementation	19,608	16,566
Salary differences	16,646	24,380
Sundry labor fines	37,274	23,485
Incentive to Resignation Plan—PIRC	22,571	14,495
Other	40,651	41,569

	136,750	120,495

Notes to the consolidated financial statements

Civil:

(i)	Anatel Fines—Substantially due do the estimated calculation of fines for non-compliance with the quality targets in the period between January 2000 and October 2005, restated this year. The variation in the year ended December 31, 2005 refers basically to restatement in the amount of R$5,271, additions to the provision in the amount of R$77,217 and total payments of R$24,823.

(ii)	Indemnification to Fundação Atlântico de Seguridade Social—Based on the opinion of external consultants, the Company’s management recorded in 2002 a provision for the claim of indemnification to “Fundação Sistel de Seguridade Social—Sistel”, because of termination of a rental agreement relating to a property in Rio de Janeiro. The amount provisioned in 2002, related to the liquidation of said claim, was reevaluated after transfer of the pension plan’s management to “Fundação Atlântico de Seguridade Social”, which included an appraisal and link of the sponsors obligations, considering the rental amounts Sistel will no longer receive due to the rescission. This provision related to the indemnifications to “Fundação Atlântico de Seguridade Social” is considered sufficient by the Company’s management. This provision, like the others, is restated.

(iii)	Small Claims Courts—Suits filed by customers the individual indemnity of which does not exceed forty minimum wages. The variation occurred in the year ended December 31, 2005 can be justified mainly by the increase in the number of processes filed. Payments were made to liquidate several claims, in the amount of R$77,321, offset by new provisions, in the total amount of R$90,329.

(iv)	Other claims—These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company’s legal advisors, as well as reevaluation of the amounts provisioned, related to losses on claims for contractual rescissions.
(e)     Possible contingencies (not registered)
TNL and its subsidiaries are also involved in a number of suits with respect to which losses are considered as “possible” in the opinion of their legal advisors. No provisions were recorded for such suits.
The main contingencies classified as possible losses in the opinion of the Company’s legal advisors are summarized below.
Tax
The amounts reported are based on the total amounts of tax assessments and notices, which are often questionable and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.
ICMS—In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$93,632 (tax assessments). The responsibility for such payment, if required, is questionable, as Telemar did not earn revenues for these services in that period. In February 2000, Telemar obtained a favorable decision from the “Conselho de Contribuintes” (taxpayers’ council) of Rio de Janeiro, countered by a partially unfavorable ruling from the SRF (IRS), according to whom the responsibility for payment, before the introduction of CSP, lies with Telemar (July 1998). Telemar obtained a court injunction from a lower court stating that the international long-distance service provider is responsible for paying this tax.

Notes to the consolidated financial statements

Besides this, there are several other ICMS tax assessments in the approximate amount of R$542,281, relating to services already taxed for ISS or which are not taxable for ICMS. There are also possible risks in connection with (I) offset of credits on the acquisition of assets and other inputs required for the maintenance of the network, totaling approximately R$194,871, and (ii) tax assessments regarding noncompliance of ancillary obligations, in the amount of R$40,060.
ISS—The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of R$921,616, have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when the STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substantial part of the assessments relate to this type of revenues.
INSS—There are claims in the approximate amount of R$349,945 relating to joint responsibility, SAT percentage to be applied, and wages liable to be taxed for INSS. Telemar’s management produced and presented evidence to the tax authorities, but has not yet been appreciated up to this date. In October 2004, Telemar obtained a favorable ruling from the Social Security Appeal Board establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.
In July 2005, the INSS issued against Telemar 24 tax “assessments” in the total amount of R$275,222. This amount is substantially comprised of:

(i)	Non-payment of social contribution on amounts paid referring to Telemar’s profit sharing plan. This payment was made according to Law no. 10.101 and art. 7 of the Federal Constitution, dated 1988, not making part of the calculation basis for the above mentioned contribution. The amount of this assessment amounts to R$202,642.

(ii)	Non-payment of social contribution on amounts paid as indemnification , nursery school allowance, disabled child allowance, etc. These amounts are, in the opinion of Telemar’s internal and external council, of an indemnification nature and, therefore, should not be considered in the calculation basis of the above mentioned contribution. The amount relating to these assessments is R$50,547.

(iii)	Non-payment of social contribution on amounts paid to autonomous professionals contracted by Telemar. In this case, the Inspection did not have access to the evidence, which proves that the company paid regularly the amounts due to the autonomous professionals contracted and informed them of the social security obligations. This way, Telemar’s management understands that it will gather all the supporting documents to contest the assessment received. The amount relating to this assessment is R$10,847.
Federal taxes—Several tax assessments involving income tax and social contribution tax credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, totaling R$400,951. The Company’s management, based on the opinion of its legal counsel, considers the risk of loss in these claims as remote, and therefore did not record a provision.
In addition, in August 2000, the SRF (IRS) in Rio de Janeiro assessed Telemar for taxable events that took place in 1996, therefore prior to privatization. These assessments added up to R$993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. Telemar submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. Telemar requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$104,000, of which R$20,000 were provided for, for lack of supporting documentation.

Notes to the consolidated financial statements

However, Telemar will file an administrative appeal, on the grounds that the remaining amount has substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$102,726.
In July 2005, TNL was assessed by the Brazilian IRS for the amount of R$1,476,011, substantially relating to the Company’s corporate reorganization in 1998, which enabled the appropriation of the goodwill from the privatization of “Sistema Telebrás” (see details in Note 5). The amortization of the goodwill and the corresponding tax benefit are indicated in Law no. 9.532/1997, which, in article 7, authorizes that the product of amortization of the goodwill may be adjusted in the company’s taxable income, resulting from a merger, split-up or incorporation where one of them holds an interest in the other, acquired with goodwill based on future profitability. The federal legislation therefore foresees explicitly in the possibility of using the goodwill paid on the acquisition. It is a usual market operation which also followed CVM Instruction n° 319/1999. TNL has legal opinions from three well known tax law firms, confirming the legality of the procedures adopted in the above mentioned operation. The Company also clarifies that it has disproved the assessment and is awaiting the decision of the 1st Administrative Court.
Labor:
These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$749,412. These claims are mostly at lower court stage and no ruling has been issued on them to the present date. Additionally, claims where the Company has a past history of success or where past decisions tend to favor employers are classified as “possible”.
Civil:
These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others. The number of such suits is over 17,855, adding up to approximately R$454,378. Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs and final decisions are still pending.

25	DEBENTURES
The debentures issued by the Parent Company have been the object of public distribution with the intervention of financial institutions part of the securities distribution system. They are non-convertible into shares and of the real guarantee type, formed by a pledge of common, nominative and registered shares issued by Tele Norte Leste Participações S.A.
The issues are as follows:
The second issue corresponded to 6,200 debentures, with a par value of R$100 each, for a period of 60 months as from April 1, 2000, date of the issue thereof.
The par value of such debentures will be amortized in four equal and consecutive annual installments, as from April 1, 2002. The remuneration will be equal to 102.2% of the DI—Interfinancing Deposits rate “over extra group” calculated as from April 1, 2002 up to March 31, 2004, with periodicity of payment to be made as from October 1, 2000 and the remaining on April 1, and on October 1 of subsequent years.
The third issue corresponded to 65,000 debentures with a par value of R$10 each, for a period of 36 months as from the date of issue, April 1, 2002.

Notes to the consolidated financial statements

The par value of each debenture will be amortized in three annual and consecutive installments, as from April 1, 2003, The remuneration will be equal to 102,2% of the DI—Interfinancing Deposits rate “over extra group” calculated as from the date of issue and amortized semi-annually as from the date of issue.
In April, 2004 the total amount of debentures of second and third issues were acquired from debenture holders who did not agree to renegotiate and cancelled.
The fourth issue corresponded to 15,000 and 10,000 debentures, of the first and second series, respectively, with a par value of R$10 each, for a period of 24 and 36 months as from the date of issue, June 1, 2003.
The first series debentures were fully issued on July 28, 2003 in the amount of R$155,936 and the second series, on January 21, 2004 in the amount of R$102,362.
The par value of such debentures will be amortized on maturity, on January 1, 2005 and 2006, respectively, for the first and second series. The remuneration will be equal to 109.5% of the DI— Interfinancing Deposits rate “over extra group” calculated as from the date of issue and amortized semi-annually as from the date of issue thereof.
The fifth issue corresponded to 15,000 debentures with a par value of R$10 each, for a period of 36 months, as from the date of issue, March 1, 2004.
These debentures were fully recorded on May 14, 2004 in the amount of R$154,864. The par value of such debentures will be amortized on maturity, on March 1, 2007. The remuneration will be equal to 104.5% of the DI—Interfinancing Deposits rate “over extra group” calculated as from the date of issue and amortized semi-annually as from the date of issue.
The sixth issue corresponded to 15,000 debentures with a par value of R$10 each, for a period of 60 months, as from the date of issue, April 1, 2005.
These debentures were fully recorded, 14,000 on July 5, 2005 and 1,000 on July 6, 2005 in the amount of R$146,871 and R$10,499, respectively. The par value of such debentures will be amortized on maturity, on April 1, 2010. The remuneration will be equal to 104.1% of the DI—Interfinancing Deposits rate “over extra group” calculated as from the date of issue and amortized semi-annually as from the date of issue.
Refer to 12,072 thousand simple, non-convertible debentures, at R$100 each, totaling R$1,207,200. These debentures mature on June 2006, bear interest at the CDI rate, plus 0.7% per annum and are recorded as current liabilities, and amortized every six months as of December, 2001.

26	SHAREHOLDERS’ EQUITY
(a)     Share capital
The authorized share capital is divided into 3,432,901,120 common shares without par value and fully paid-in, amounting to R$2,113,074 (2004— R$3,385,466).
(b)     Capital reserves
Goodwill on the subscription of shares
This refers to excess of the issue price over the par value of new shares allocated to share capital. The balance of this account has been totally used in 2005 for absorption of part of the accumulated losses.

Notes to the consolidated financial statements

(c)     Earnings reserves
Legal reserve
In accordance with article 193 of Brazilian Corporate Law, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its total share capital. This appropriation is optional when the legal reserve, added to the capital reserves, exceeds the share capital by 30%. This reserve may be used for capital increase or absorption of losses, but may not be distributed as dividends.
Unrealized income reserve
According to Articles 197 and 202 of Law No. 10.303/2001, the Company appropriated the retained earnings balance, in the amount of R$115,290, to the unrealized income reserve. This balance was determined after offsetting accumulated losses and the excess value on proposed dividends, in the amount of R$35,295. This amount, when realized and not absorbed by future losses, will be added to the declared dividends after its realization.

(d)	Dividends
According to its by-laws, the Company must distribute a minimum dividend of 25% of the adjusted net income each year, in accordance with sub-clause I, items (a) and (b) of article 202 of Brazilian Corporate Law.
In compliance with Brazilian corporate law, and according to the Company’s statutes, net adjusted income is equal to net income as determined for the year, adjusted to reflect allocations to the legal reserve.
Minimum compulsory dividends for the year 2005 were calculated as follows:

2005

Net income for the year	137,177
Appropriation to legal reserve	(6,859)

Adjusted net income	130,318

Minimum compulsory dividends— 25%	32,580

Dividends proposed	95,023
Number of common shares outstanding (in thousands)	3,432,901
Dividends proposed per lot of a thousand shares (in Reais)	27.68
In 2004 no dividends were proposed, due to the high balance of accumulated losses.

Notes to the consolidated financial statements

(e)	Reconciliation of net income and shareholders’ equity from parent company to consolidated
The reconciliation of net income for the year’s ended December 31, 2005 and 2004, and shareholders’ equity for the Parent Company at December 31, 2005, on a consolidated basis, are presented below:

	Net income		Shareholder’s
	for the year		equity

	2005	2004	2005	2004

Parent Company	137,177	30,703	2,270,518	2,478,364
Elimination of unrealized gain on disposal of the TNL’s participation in Pegasus to Telemar(i)			(7,757)	(7,929)
Elimination of part of the amortization of the goodwill paid by Telemar for the participation of TNL in Pegasus(ii)	3,551	3,630	10,654	7,260
Amortization of goodwill(iii)	(2,000)	(2,044)	(5,999)	(4,089)
Elimination of the unrealized gain on the disposal of TNL’s participation in Oi to Telemar(iv)			(89,636)	(91,619)
Elimination of the amortization of the goodwill paid by Telemar on the acquisition of the participation in Oi held by TNL(iv)	9,519	9,729	24,590	15,405

Consolidated	148,247	42,018	2,202,370	2,397,392

(i)	Refers to the elimination of TNL’s unrealized gain on disposal of its participation in Pegasus to Telemar, in the amount of R$43,034, recognized in December 2002. In February 2003, the sale price of Pegasus shares was adjusted downwards, reducing TNL’s income by R$20,647. However, in November 2003, Pegasus’ management prepared technical appraisals regarding the expectations of future taxable income, concluding that tax credits would be fully used. Accordingly, the sale price was adjusted again, reflecting an installment of R$85,450, payable in proportion to the utilization of the tax credits for the period before the acquisition by Telemar. TNL recognized non-operating revenues of R$20,884 (24.44% share in tax credits). Both price adjustments had a final positive impact on TNL of R$237 in 2003.

(ii)	Refers to the adjustment for the elimination of the amortization of the goodwill paid by Telemar on the acquisition of TNL’s participation in Pegasus, in the final amount of R$78,160, increased by the supplementary amount of R$20,884 as mentioned in the previous paragraph. This goodwill is being amortized in 60 months in Telemar, according to appraisals about the expectations of future profitability of the business. For consolidation purposes, as this is a goodwill within the same economic group, its formation and subsequent amortization have been eliminated.

(iii)	The goodwill paid by TNL upon acquiring its holding in Pegasus, in January 2001, is accounted for in the consolidated statements at R$55,772, and amortized over 60 years. At TNL, such goodwill was fully amortized when the interest in Pegasus was sold to Telemar. For consolidation purposes, this amount is considered as part of the goodwill paid to third parties for the acquisition of Pegasus and amortized in accordance with the studies mentioned above.

(iv)	Refers to the elimination of TNL’s unrealized gain on disposal of its participation in Oi (reversal of the provision for unsecured liabilities). The amortization of the goodwill paid by Telemar on the acquisition for one Real (R$1.00) of the Company’s participation in Oi is also being eliminated and amortized over 9,5 years, as from May 2003, according to the average asset depreciation rate.

Notes to the consolidated financial statements

27	FINANCIAL INSTRUMENTS
TNL and its subsidiaries are mainly exposed to market risk arising from changes in exchange rates, due to the volume of debts in foreign currency, while their revenues are in reais. To reduce exposition to this risk, they use derivatives instruments, such as swap agreements. TNL and its subsidiaries do not use derivatives for other purposes.
These transactions are carried out by the Company’s financial department in accordance with the strategy previously approved by management.
(a)     Foreign exchange risk
Approximately 57% (2004—67%) of the consolidated debt, including debentures and excluding swap operations, is expressed in foreign currency (United States dollars, currency basket of BNDES and Japanese Yen).
The sum of the nominal values of the foreign currency swaps, and of investments in foreign currency at December 31, 2005, totals US$1,866,342 thousand (2004— US$2,406,958 thousand) (consolidated), representing 97% and 120% of debt coverage, respectively (2004— 91% and 103%).
(b)     Derivatives
The Company limits its use of derivatives to managing risk that could negatively impact its financial and operating flexibility. The Company’s risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. The Company does not hold derivatives for trading purposes.
The Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt.
The summary of the carrying amount of financial instruments is as follows:
These transactions can be summarized as follows:

	Derivatives		Recorded loss
	contract value		on derivatives

	2005	2004	2005	2004

Consolidated
Foreign currency investments(i)	1,038,414	1,138,193	(112,418)	(77,995)
Foreign currency swap (ii)	3,329,778	5,250,493	(1,469,328)	(999,722)
The foreign currency swap transactions transfer the risk of variation in foreign currencies to the CDI variation.

(i)	The result of foreign currency investments refers to interest on financial investments in U.S. dollars recorded as “Results on swap operations (see details in Note 6).

(ii)	Foreign currency swap transactions transfer the risk of variation in foreign currencies to variation of the CDI. Under the terms of the swap agreements, the Company pays to or receives from the counterparties at maturity the amounts, if any, on an average of 100.5% of the variation in the CDI rate (interbank deposit certificate rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchanges plus the estimated weighted average coupon of the cross-currency interest rate swaps at December 31, 2005 of 8.04% for US dollar debts and 1.66% for Yen debts. If the variation in the US dollar and Yen exchange rates exceeds the

Notes to the consolidated financial statements

variation of the CDI rate, then the Company is entitled to receive the difference from its counterparts. The gain and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of operations. The gains and losses are paid or received to or from the counterparties, and these amounts are recorded reducing or increasing the amounts of loans and financing. At December 31, 2005 and 2004 the Company had payables of R$1,952,067 and R$1,417,100 respectively.
(c)     Interest rate risk
TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP or CDI for real-denominated debts, and based on LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies. To reduce its exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.
At December 31, 2005, approximately 81% of all loans, including debentures, were remunerated at floating rates, of which 22% are replaced with fixed rates by means of swap transactions (2004— 81% and 24%, respectively).

	Value of		Losses on
	derivative contracts		derivatives

	2005	2004	2005	2004

Interest rate swaps	1,435,849	2,090,736	(23,375)	(51,109)
(d)     Credit concentration risk
The concentration of credit risk associated to accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 10).
Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risks.
(e)     Fair value of financial instruments
Except for the direct and indirect investments in Telemar, the market values of the main financial instruments are similar to the book values, shown as follows:

	2005		2004

		Market		Market
	Book value	Value	Book value	Value

Marketable securities(i)	4,056,110	4,056,110	5,605,433	5,605,433
Loans and financing(ii)	8,629,726	8,604,386	10,946,845	10,844,734
Debentures(ii)	1,642,116	1,645,647	1,636,773	1,637,283
Derivatives(iii)	1,952,067	1,905,795	1,417,100	1,249,063

(i)	The book values of marketable securities on December 31, 2005 and 2004 are similar to their fair value, because they are recorded at realizable value.

(ii)	The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

(iii)	The fair value of derivatives differs substantially from the book-value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values

Notes to the consolidated financial statements

recorded under Brazilian GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book values to fair value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to their maturity.

28	EMPLOYEES BENEFITS
(a)     Private pension plans
Fundação Sistel de Seguridade Social (“Sistel”) is a private, non-profit pension plan created on November, 1977, to establish private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to Sistel sponsored employees and their families.
TNL and its subsidiary Telemar sponsor private pension plans with defined benefits (PBS-A and PBS-Telemar) and TNL and its subsidiaries, Telemar and Oi sponsor a private pension plan with defined contribution (TelemarPrev).
With the statutory changes approved by the SPC on January 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos PBS-Assistidos—“PBS-A”).
Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, the Sistel’s Executive Board filed in October 2004 a request to transfer to “Fundação Atlântico de Seguridade Social”, the management of the PBS-Telemar and TelemarPrev plans. This pension fund was formed by Telemar and authorized to start activities on January 12, 2005 by Secretariat for Complementary Pensions.
“Fundação Atlântico de Seguridade Social”, is a non-profit, multi-sponsored, limited private pension plan company, administratively and financially autonomous, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, and its objective is to manage private pension plans for the employees and directors of its sponsors.
In December 2005, the SPC approved the changes in the Regulations of the Benefit Plans, PBS-Telemar and TelemarPrev, to comply with the requirements of Resolution MPS/ CGPC no. 06, dated October 30, 2003 and Instruction SPC no. 5 dated December 9, 2003 relating to the Institutes (Deferred Proportional Benefit, Self sponsored, Rescue and Portability).
The bookkeeping of the pension and social assistance plans is totally segregated, enabling the determination of results per benefit plan.
The information and effects, for reporting purposes, required by the pronouncement issued by IBRACON with respect to the recording of benefits granted to employees, approved by CVM Resolution No. 371, of December 31, 2000, are presented below.

(i)	Defined benefit plans (PBS-A and PBS-Telemar)
At the time of the Sistel restructuring, the PBS-Telemar plan (individual) was introduced, maintaining the rights established in PBS-A (solidary). In addition to monthly income supplementation benefits, medical care is provided (PAMA) to retired employees and their dependents, on a shared cost basis.
The contribution from active participants is the sum of: (a) between 0.5% and 1.5% of the participation salary (depending on the age of the participant); (b) 1% of the participation salary that exceeds half the contribution salary, limited to the value of the Sistel Standard Unit; and (c) 11% of the amount which exceeds the participation salary. The actuarial method to determine the cost of benefits is the capitalization method. The contribution of the Company and its subsidiaries was 8.78% of the payroll cost of the employees that participate in the plan, of which 7.28% is allocated to PBS-

Notes to the consolidated financial statements

Telemar and 1.5% to PAMA. The financial regime to determine the plan’s costs is that of capitalization.
During the year ended December 31, 2004 there was no company contribution and during the year ended December 31, 2005 the company’s contribution amounted to R$151 (consolidated).
This plan accepts no new participants since the formation of TelemarPrev, in September 2000. Almost 96% of the then existing participants migrated to TelemarPrev.
Reconciliation of assets and liabilities at December 31:

	2005		2004

	PBS-A(*)	PBS-Telemar	PBS-A(*)	PBS-Telemar

Fair value of plan assets	2,777,961	177,909	2,584,900	161,920
Present value of actuarial liabilities	(2,196,133)	(153,954)	(1,987,722)	(141,800)

Fair value of assets in excess of actuarial liabilities	581,828	23,955	597,178	20,120

(*)	PBS-A has no active participants, and sufficient technical surplus to cover future actuarial liabilities.
Although the plans assets exceed the actuarial liabilities at December 31, 2005 and 2004, such excesses will not be recognized, as law does not determine its reimbursement; in addition, PBS-A is not a contribution plan.
Changes in plan assets:

	PBS-A	PBS-Telemar

Fair value of assets at December 31 2004	2,584,900	161,920
Benefits paid during the year	(181,669)	(12,264)
Reversal contributions during the year		358
Impact due to anticipated liquidation in benefit plan		(5,846)
Actual yield of plan assets	374,730	33,741

Fair value of plan assets at December 31, 2005	2,777,961	177,909

Changes in actuarial liabilities:

	PBS-A	PBS-Telemar

Liabilities at December 31, 2004	1,987,722	141,800
Gross current service cost (including interest)		669
Interest on actuarial liability	214,328	18,295
Benefits paid during the year	(181,668)	(12,264)
Impact due to reduction in benefit plan		1,385
Impact due to anticipated liquidation in benefit plan		(5,846)
Actuarial loss	175,751	9,915

Liabilities at December 31, 2005	2,196,133	153,954

The amounts above do not consider the assets and liabilities of PAMA, a multi-sponsored plan similar to the “defined contribution” plans (payment of benefits is limited to the amount of contributions received by the plan), and no liabilities exist beyond current balances.

Notes to the consolidated financial statements

(ii)	Defined contribution pension plan (TelemarPrev)
TNL and its subsidiaries sponsor Sistel’s TelemarPrev plan, approved by the SPC in September 2000.
The plan assures to the participants benefits categorized as follows: (I) risk benefits, and (ii) programmable benefits.
The usual contribution from participants consists of two parts: (I) basic— equivalent to 2% of the participation salary, and (ii) standard— equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan. Additional contributions from the participant are optional, in a percentage representing multiples of 0.5% of the participation salary and must be made for no less than 12 months. Occasional contributions from the participant, which are also optional, must not be lower than 5% of the participation salary cap.
The plan establishes the contribution parity for contributions from participants and sponsors, up to the limit of 8% of the participation salary, however the sponsor is not required to follow any additional or occasional contributions by the participant. The actuarial method to determine the cost of benefits is the capitalization method.
During the year ended December 31 2004 there were no company contributions and during the year ended December 31 2005 there were contributions in the amount of R$8,106.
The reconciliation of assets and liabilities at December 31, 2004 and 2003 is not presented herein, as this is a defined contribution plan.

(iii)	Plan’s expected results for 2006 are as follows::

	PBS-A	PBS-Telemar

Anticipated return of assets	369,193	27,075
Cost of current service		(686)
Interest cost	(282,242)	(19,894)

Total income expected for 2006	86,951	6,495

Revenues will not be recognized, for lack of evidence that such assets could reduce future contributions from sponsors and because they are not reimbursable.

(iv)	Main actuarial assumptions
The main actuarial assumptions used in the calculations of PBS-A, PBS-Telemar and TelemarPrev are the following:

	% per year

	2005			2004

			PBS-Telemar			PBS-Telemar
			and			and
	PBS-A		TelemarPrev	PBS-A		TelemarPrev

Discount rate of actuarial liability	13.42		13.42	11.30		13.42
Expected remuneration rate of assets	13.75		14.17	12.20		13.75
Estimated inflation rate	7.00		7.00	5.00		7.00
Estimated salary increase	( *	)	7.00	( *	)	7.00
Estimated benefit increase rate	7.00		7.00	7.00		7.00
Mortality table	UP94		UP94	UP84		UP84

(*)	This plan has no active participants.

Notes to the consolidated financial statements

Considering that the life expectation of the population in general and of the participants has been growing, due to a series of factors, among which the technological development of medicine, public health policies and the prevention of diseases through quality of life programs in general , the mortality table was altered from UP84 to UP94 to analyze the actuarial liabilities of the benefit plans sponsored by TNL and its subsidiaries, Telemar and Oi.

(b)	Employees’ profit sharing
The profit sharing plan was started in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the following targets are met:

➢	Meeting the targets for economic added value (indicators of profit before interest, income tax, depreciation and amortization, in addition to indicators of economic added value); and

➢	Operating indicators.
At December 31, 2005, the Company recorded provisions based on the best estimate of the accomplishment of these targets, in the amounts of R$25,947 (2004—R$78,601). The recorded provision also includes a provision for possible losses on stock options (see comments in Note 28(d)).
The changes in the provision can be summarized as follows:

Balance of the provision on December 31, 2004	78,601
Payment of profit sharing referring to the year 2003	(103,336)
Provision of 2004 (Note 5)
Profit sharing provision, including prior year’s payment complement	46,178
Stock options compensation (Note 28(d))	4,504

Balance of the provision on December 31, 2005	25,947

Until December 31, 2003, the Company classified such amounts separately in the statement of income for the year. As from 2004, the Company records such amounts as “Other operating expenses” (Note 5), to align with the local preparation of financial statements’ best practices.

(c)	Other benefits
The Company provides its employees with medical and dental plans, prescription drug aid, day-care support and group life insurance through discounts in the payroll according to salary rates set out in the collective labor agreements.

(d)	Stock options
TNL established stock option plans, whereby preferred shares were reserved for a selected group of executives. Options are exercisable at varying dates, on a cumulative basis up to 5 years. Options become fully exercisable after the fifth year.
Executives who adhere to the plan must pay the Company 10% of the shares valued at the offer price, upon contract signature. This amount will be deducted from the exercise price after the 5-year period. In the event of contract termination prior to the 5-year period, the Company may opt for delivering a number of shares equivalent to the 10% paid, or pay the market value based on prices quoted on the stock exchange during the last 90 days.
The offer price is restated in accordance with the IGP-M (internal price index) variation, plus interest of 6% p.a. Executives may opt to receive the difference between the market price and the exercise price, or to receive the equivalent shares.

Notes to the consolidated financial statements

In the event of dividend distribution, their value will be reduced by the value of options exercised. Should an executive decide to sell the acquired shares after the exercisable period, he/she must grant the Company the right of preference in the acquisition of the shares at the market value on the date of sale.
The following table summarizes stock option transactions carried out up to December 31, 2005:

		Initial	Exercise price
	Number of	option
	shares	price	2005	2004

	(in thousands)	(in Reais)
Shares offered in July 2000	250	30.00	68.25	63.22
Shares offered in May 2001	1,296	33.00	64.54	61.31
Shares offered in July 2002	1,241	24.73	40.55	37.22

	2,787
Offerings extinguished due to rescissions	(1,520)

Options outstanding at December 31, 2005 (0.33% of shares outstanding)	1,267

The market value of the shares on the last business day of 2005 was R$41.50 (2004—R$44.40) per share. Considering that the market value is higher than the value of the stock options granted under the July 2002 plan, management records a provision for possible losses, which at December 2005 amounted to R$4,504. If all options under the July 2002 plan were exercised, the total disbursement would equal R$3,069, as there are 620 thousand valid shares. The current provision for such future disbursements is calculated based on the period lapsed since the creation of the plan, taking into account the weighted average of exercisable options per year.
The next table shows the position of stock options outstanding at December 31, 2005:

	Stock options outstanding			Stock options exercisable

		Weighted	Weighted		Weighted
Exercise price ranges on the	Number of	average	average	Number of	average
contract’s settlement date	shares	remaining life	exercise price	shares	remaining life

	(in thousands)	(in years)		(in thousands)	(in years)
R$20.00–29.99	620	1.58	40.55	485	40.55
R$30.00–39.99	647	0.45	65.23	427	65.43

Total	1,267			912

29	TRANSACTIONS WITH RELATED PARTIES
Loan contracts with BNDES
In December 1999, some of the former 16 subsidiaries fixed-line telephone operators, merged into Telemar, signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$400 million, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.
In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$2,700 million with the interest rate of the contract, in national currency based on TJLP and of the foreign currency contract (Currency Basket of BNDES) based on variable interest

Notes to the consolidated financial statements

rates of BNDES, plus 3.85% per year. Financial charges were due quarterly until January 2002 and monthly for the period from February 2002 to January 2008.
Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of the consortium that also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.
At December 31, 2005, the balance of this credit line on the balance sheet totaled R$1,142.6 million (2004—R$1,707.2 million). In the period from December 2003 to December 2005, Telemar and Oi withdrew respectively, R$636,104 and R$585,000 relating to new loan contracts signed with BNDES in October 2003, September 2004 and July 2005, in the total amount of R$1,400,945. The funds will be used for the expansion of the telecommunication networks and to introduce operating improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the financing, in its totality, to Telemar, as commented in Note 19, letter (b), item (iii).
Investment and contract with iG
As discussed in Note 1(a), the Company, through its subsidiary TNL. Net, had an indirect interest representing 17.5% of the total capital of the internet gate iG, which had among its shareholders some of the shareholders of Telemar Participações, such as Global Internet Investment (related to Asseca Participações S.A.) and Andrade Gutierrez Contractors (related to AG Telecom Participações). In February 2001, TNL.Acesso signed agreements with iG to operate all the portal access infrastructure for five years. As a result of the sale of the interest in iG to Brasil Telecom, all agreements between TNL. Acesso and iG were terminated, as well as the parties’ rights and duties.
Rental of transmission infrastructure
AIX renders services to Telemar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2004, such costs added up to R$20,933 (2003—R$40,676) and are recorded as “Rentals and insurance” in Note 4.
TelemarPrev investments (pension funds)
As described in Note 39 (h), TelemarPrev had investments in equity security in approximately 36 Brazilian companies at December 31, 2004, including Telemar Participações, Fiago Participações S.A., L.F. Tel S.A. and TNL. These four investments totaled R$666,357 in which Telemar Participações and Fiago Participações represent a combined 68.7% of this amount.

30	INSURANCE
During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.
Assets and responsibilities of material value and/or high risk are covered by insurance. Telemar and its subsidiaries hold insurance policies that guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

Notes to the consolidated financial statements

Insurance policies held by the Company comprise the following coverage, according to risks and nature of assets at December 31, 2005 and 2004:

Insurance type	Insured amount

Operating risks and loss of profits	610,000
Third party liability—comprehensive	25,000
Third party liability—vehicles	3,000
Third party liability—third parties	57,768
Insurance guarantee	28,441

31	COMMITMENTS

(a)	Rentals
The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases amounted to R$626,144, R$495,263 and R$439,450 for 2005, 2004 and 2003, respectively.
The Company’s approximate future minimum obligations under non-cancelable operating leases in effect at December 31, 2005 and expiring in 2006 amount to R$634,271.
The Company has several capital lease agreements for information technology equipment. The amounts charged to income for the years 2005, 2004 and 2003 were R$59,701, R$44,926 and R$24,364, respectively (Note 16).

(b)	Labor agreements
The state labor unions are associated either with the Federação Nacional dos Trabalhadores em Telecomunicações—“Fenattel” (National labor union, or with the Federação Interestadual dos Trabalhadores em Telecomunicações—“Fittel” (Interstate labor union). Management negotiates new collective labor agreements every year with the local labor unions.

(c)	Reversibility of property, plant and equipment
A substantial part of the property, plant and equipment of the fixed-line concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, this part of the property, plant and equipment would automatically revert to Anatel.

Notes to the consolidated financial statements

32     SEGMENT REPORTING

	2005

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	center	holding	eliminations	Consolidated

	(in million of Brazilian Reais )
Gross operating revenues:
Local	12,146.4	1,425.8			(13.4)	13,558.8
Long-distance	3,823.7				(28.4)	3,795.3
Data transmission	1,936.3	26.6		566.3	(468.2)	2,061.0
Remuneration for network usage	1,111.6	907.0			(717.1)	1,301.5
Prepaid calling cards for public telephones	1,111.0					1,111.0
Sale of handsets and accessories		767.3				767.3
Contact center services			1,128.9		(733.9)	395.0
Other revenues	810.0	303.1		116.0	(137.6)	1,091.5

	20,939.0	3,429.8	1,128.9	682.3	(2,098.6)	24,081.4
ICMS and other indirect taxes	(5,900.3)	(699.5)	(84.1)	(73.9)	59.8	(6,698.0)
Discounts and returns	(191.9)	(110.2)		(23.0)		(325.1)

Net operating revenues	14,846.8	2,620.1	1,044.8	585.4	(2,038.8)	17,058.3

Cost of services rendered and products sold:
Interconnection	(3,023.5)	(86.8)		(0.4)	717.2	(2,393.5)
Depreciation	(2,484.1)	(419.3)	37.9	(26.3)		(2,967.6)
Network maintenance	(919.0)	(117.1)		(10.1)	65.3	(980.9)
Cost of handsets and accessories		(835.5)				(835.5)
Other	(1,344.5)	(429.8)	(817.9)	(130.8)	357.9	(2,365.1)

Total cost of services rendered and products sold	(7,771.1)	(1,888.5)	(855.8)	(167.6)	1,140.4	(9,542.6)
Gross profit	7,075.7	731.6	189.0	417.8	(898.3)	7,515.6

Selling expenses:
Third party services and marketing	(660.6)	(270.9)	(4.2)	(9.6)	107.2	(838.1)
Sales commission	(484.6)	(248.7)		(150.3)	455.1	(428.5)
Provision for doubtful accounts	(460.9)	(41.2)		(3.3)	(0.3)	(505.7)
Contact center	(300.4)	(82.0)		(5.8)	383.8	(4.4)
Other	(221.5)	(69.4)	(8.0)	(3.5)	2.1	(300.3)

Total selling expenses	(2,128.0)	(712.2)	(12.2)	(172.5)	947.9	(2,077.0)
General and administrative	(852.5)	(186.5)	(47.5)	(52.4)	8.9	(1,130.0)
Financial results	(1,322.3)	(61.4)	14.2	(251.9)	(3.1)	(1,624.5)
Other operating results, net	(633.8)	58.9	(12.8)	1,912.6	(2,157.2)	(832.4)
Net income (loss) for the year	1,738.2	(18.6)	80.7	1,847.4	(3,499.5)	148.2
Accounts receivable	3,335.6	466.2	32.8	29.4	(122.6)	3,741.4
Property, plant and equipments	9,391.4	3,412.1	225.8	40.5		13,069.8
Loans and financing	7,014.7			2,281.1	(666.1)	8,629.7

Notes to the consolidated financial statements

	2004

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	Center	holding	eliminations	Consolidated

	(in million of Brazilian Reais )
Gross operating revenues:
Local	11,581.7	925.7				12,507.4
Long-distance	3,661.3					3,661.3
Data transmission	1,508.0			596.7	(497.1)	1,607.6
Remuneration for network usage	1,269.3	781.9			(657.3)	1,393.9
Prepaid calling cards for public telephones	1,017.2					1,017.2
Sale of handsets and accessories		747.8				747.8
Contact center			709.1		(453.2)	255.9
Other revenues	729.6	217.4	0.2	201.2	(214.9)	933.5

	19,767.1	2,672.8	709.3	797.9	(1,822.5)	22,124.6
ICMS and other indirect taxes	(5,510.6)	(521.8)	(54.7)	(54.8)	81.1	(6,060.8)
Discounts and returns	(147.1)	(59.9)		(15.1)		(222.1)

Net operating revenues	14,109.4	2,091.1	654.6	728.0	(1,741.4)	15,841.7

Cost of services rendered and products sold:
Interconnection	(3,053.0)	(119.9)		(0.9)	657.3	(2,516.5)
Depreciation	(2,585.6)	(338.1)	(22.3)	(28.4)		(2,974.4)
Network maintenance	(785.8)	(99.9)		(33.1)	38.9	(879.9)
Cost of handsets and accessories		(932.1)				(932.1)
Other	(1,092.4)	(315.1)	(551.8)	(87.5)	223.3	(1,823.5)

Total cost of services rendered and products sold:	(7,516.8)	(1,805.1)	(574.1)	(149.9)	919.5	(9,126.4)
Gross profit	6,592.6	286.0	80.5	578.1	(821.9)	6,715.3

Selling expenses:
Third party services and marketing	(570.4)	(194.7)	(3.9)	(3.4)	48.4	(724.0)
Sales commission	(501.9)	(135.2)		(165.2)	434.8	(367.5)
Provision for doubtful accounts	(503.7)	(53.1)		(7.5)		(564.3)
Contact center	(238.1)	(69.2)			304.8	(2.5)
Other	(250.8)	(73.3)	(1.9)	(0.1)	2.2	(323.9)
Total	(2,064.9)	(525.5)	(5.8)	(176.2)	790.2	(1,982.2)
General and administrative	(753.8)	(132.5)	(32.2)	(37.7)	6.5	(949.7)
Financial results	(1,450.8)	(148.0)	1.0	(33.5)	(9.9)	(1,641.2)
Other operating results, net	(1,019.7)	60.7	(13.0)	825.6	(489.0)	(635.4)
Net income (loss) for the year	887.9	(459.5)	37.9	770.2	(485.5)	751.0
Accounts receivable	3,280.6	357.2	39.8	114.3	(161.9)	3,630.0
Property, plant and equipments	10,507.9	2,697.8	178.5	386.0		13,770.2
Loans and financing	6,681.3	471.2	25.3	3,921.3	(309.9)	10,789.2)

Notes to the consolidated financial statements

	2003

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	center	holding	eliminations	Consolidated

	(In millions of Brazilian Reais )
Gross operating revenues:
Local services	11,074.5	478.8				11,553.3
Long distance services	2,963.6					2,963.6
Remuneration for network usage	1,303.5	488.5			(345.3)	1,446.7
Data transmission	1,146.2			414.8	(377.0)	1,184.0
Prepaid calling cards for public telephones	808.5					808.5
Sale of handsets and accessories		598.4				598.4
Contact center			448.0		(354.2)	93.8
Other revenues	710.0	106.5		10.8	(48.7)	778.6

	18,006.3	1,672.2	448.0	425.6	(1,125.2)	19,426.9

ICMS and other taxes on revenues	(4,940.8)	(284.4)	(37.3)	(39.0)	60.0	(5,241.5)
Discounts and returns	(132.6)	(43.6)		(6.4)		(182.6)

Net operating revenues	12,932.9	1,344.2	410.7	380.2	(1,065.2)	14,002.8

Costs of services rendered and goods sold:
Interconnection	(2,779.3)	(111.7)		(6.1)	366.0	(2,531.1)
Depreciation	(2,862.8)	(281.1)	(13.9)	(40.2)		(3,198.0)
Network maintenance	(711.1)	(79.3)	(11.0)	(6.4)	18.4	(789.4)
Costs of handsets and accessories		(740.9)				(740.9)
Other	(1,132.8)	(212.2)	(309.9)	(127.7)	357.5	(1,425.1)

Total costs of services rendered and goods sold:	(7,486.0)	(1,425.2)	(334.8)	(180.4)	741.9	(8,684.5)
Gross profit	5,446.9	(81.0)	64.9	193.4	(305.9)	5,318.3
Selling expenses:
Third party services and marketing	(493.2)	(145.1)	(1.4)		36.2	(598.8)
Provision for doubtful accounts	(534.9)	(59.7)	(0.3)	(2.7)		(597.6)
Sales commission	(364.1)	(75.6)		(121.3)	326.0	(235.0)
Contact center	(203.5)	(50.3)			249.9	(3.9)
Other	(250.7)	(60.8)	(2.5)	(4.1)	19.5	(303.2)

Total selling expenses:	(1,846.4)	(391.5)	(4.2)	(128.1)	631.6	(1,738.6)
General and administrative expenses	(693.2)	(107.3)	(22.2)	(49.9)	28.7	(844.2)
Financial result, net	(1,402.9)	(858.0)	2.6	(20.9)		(2,279.2)
Other operating result, net	(449.1)	280.8	(1.7)	85.6	(148.0)	(232.4)
Net income (loss) for the year	794.5	(873.8)	93.6	427.3	(527.6)	(86.0)

Accounts receivable, net	3,232.2	367.9	26.7	71.0	(164.3)	3,533.5
Property, plant and equipment, net	12,164.4	2,246.0	105.5	384.4		14,900.3
Loans and financing	8,731.2	18.3		5,327.4	(2,905.7)	11,171.2

Notes to the consolidated financial statements

33     SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP
The Company has presented its primary financial statements based on accounting principles established under accounting practices adopted in Brasil (“Brazilian GAAP”) with a reconciliation to generally accepted accounting principles in the United States (“US GAAP”).
The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP, as described below:
(a)     Subsidies on postpaid mobile handsets
Under Brazilian GAAP, the Company defers and amortizes the subsidies over a period of 12 months since this is the period agreed upon in the contract with the customer. If the customer intends to terminate the agreement within a year, he or she has to pay a fine equal to the amount of the subsidy on a pro rata basis over the 12 month period. Amortization of the subsidy over 12 months matches the Company’s revenues and costs on a monthly basis.
For US GAAP reconciliation purposes, these amounts were recorded as cost of sales in the period in which they were incurred.
(b)     Derivatives
Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreements, the Company pays or receives at maturity the amount of the difference between the variation corresponding to an average 100.5% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing foreign currency indebtedness. Gains on options and forward contracts are recorded under interest income when the contracts expire while losses are recorded currently against income. Currently, the Company only engages in swap operations, such as cross-currency interest rate swaps.
For US GAAP reconciliation purposes, all derivatives are presented at fair-value on the consolidated balance sheets and all variations in fair-value are being recorded in the consolidated statements of operations. The Company does not account for any activities as hedging activities and does not hold derivatives for trading purposes.
(c)     Business combinations
Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, the goodwill amortization is recognized in the consolidated statements of income over a period consistent with the period over which the gains or losses are expected to be incurred. If the goodwill or negative goodwill is based on the fair value of property, plant and equipment, the amortization is recognized in the consolidated statements of income over a period consistent with the assets’ remaining economic lives.
Under US GAAP the Company adopted the procedures determined by Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the

Notes to the consolidated financial statements

goodwill paid in the purchase, which has to be recognized as an intangible asset or to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.
Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, the Company adopted SFAS No. 142 Goodwill and Other Intangible Assets. This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.
The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess is required to be recorded as impairment.
Reporting units
For U.S. GAAP purposes, the Company defines its reporting units, according to SFAS No. 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.
The Company identified the following seven reporting units for the year 2005:
1.     Fixed-line telecommunications services;
2.     Mobile telecommunications services;
3.     Contact center;
4.     Data-transmission services(*);
5.     Rental of duct infrastructure(*);
6.     Business internet access services(*); and
7.     Consumer internet access services(*).
According to SFAS No. 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.

(*)	These reporting units are presented as one single segment called “Other segments and holding”, due to their immateriality.

Notes to the consolidated financial statements

Intangible assets
The intangible assets and goodwill derived from business combinations consist primarily of:

	As of December 31,

	2005			2004

	Carrying	Accumulated
	amount	amortization	Net	Net

Intangible assets subject to amortization:
License—TNL	1,990,072	(1,117,221)	872,851	918,395
Licenses—Oi(i)	1,236,567	(304,855)	931,712	1,020,415
Indefeasible rights of use (IRU)(ii)	680,044	(233,826)	446,218	470,110
Goodwill not subject to amortization:
Goodwill allocated to synergies(iii):
Fixed-line transmission unit	26,750		26,750	26,750
Data-transmission reporting unit	87,500		87,500	87,500
Other goodwill allocated to fixed-line transmission unit	139,547		139,547	138,870

Total Intangible Assets	4,160,480	(1,655,902)	2,504,578	2,662,040

(i)	Refers to the amount paid by Oi, in February 2001, to operate the personal mobile service and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004 (Note 16). The Company began amortizing the main license, acquired in 2001, on a straight-line basis as of July 2002, when operations were started, through the license’s contractual term, ending March 2016.

(ii)	Refers to several indefeasible rights of use contracts of subsidiaries Pegasus and Telemar. (Note 33 (m))

(iii)	Refers to the amount of goodwill paid by the Company to third parties on the acquisition of Pegasus allocated as synergies, justified by the gains of the combined operations of Telemar and Pegasus. For Brazilian GAAP, the Company began amortizing the synergies as of January 2003 on a straight-line basis over the term of the expected return, which is five years. For US GAAP reconciliation purposes this amount of goodwill allocated to synergies is not amortized, but rather subject to an annual impairment test, in accordance with SFAS No. 141.
For US GAAP reconciliation purpose, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations and the Company also ceased amortization of its indefinite-lived assets as of January 1, 2002, in accordance with SFAS No. 142. The Company has performed the impairment test for its goodwill using a two step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed the fair value, there was no need to perform two and no impairment was recorded.
Acquisition of TNL
In 1998, the Company assigned all assets and liabilities of the acquired company, TNL, to the fixed-line transmission services reporting unit. Under US GAAP the Company allocated the purchase price to the fair value of the assets acquired, net of the fair value of the liabilities assumed, and an amount of R$1,161,122, was allocated to the concession for fixed-line license and therefore no goodwill was recorded on the acquisition of TNL. This license is being amortized over the term of the concession which was estimated at 27 years, using the straight-line method. For Brazilian GAAP, the Company allocated an amount of R$1,161,122 to goodwill.

Notes to the consolidated financial statements

For US GAAP reconciliation purposes, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations and the Company also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002, in accordance with SFAS 142.
The following table summarizes the estimated fair-values of the assets acquired and liabilities assumed at the date of TNL’s acquisition under US GAAP.

Current assets	405,115
Long-term assets	124,095
Property, plant, and equipment	3,117,059
Investments	3,446
Concession license	1,161,121

Total assets acquired	4,810,836

Current liabilities	(522,406)
Long-term debt	(251,934)
Minorities	(602,496)

Total liabilities assumed	(1,376,836)

Total purchase price	3,434,000

Acquisition of Pegasus
The Company assigned all assets and liabilities of the acquired company, Pegasus, to the data-transmission services reporting unit. The Company allocated R$87,500 of the total acquired goodwill of R$253,120 to the data-transmission services reporting unit, since the acquisition of Pegasus produced a significant reduction in network maintenance costs to that reporting unit. The remaining portion (R$165,620) of the total goodwill was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil.
The amount of R$253,120 refers to R$138,870 of non-allocated goodwill and R$114,250 of Goodwill-Synergies (R$87,500 of which was allocated to the data transmission reporting unit). For US GAAP reconciliation purposes, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations and the Company also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002, in accordance with SFAS 142.
The following table summarizes the estimated fair-values of the assets acquired and liabilities assumed at the date of Pegasus’ acquisition, adjusted in 2003 as mentioned in Note 1(b):

Current assets	51,192
Long-term assets	67,380
Property, plant, and equipment(i)	484,545
Indefeasible rights of use	532,162
Goodwill	253,120

Total assets acquired	1,388,399

Current liabilities(*)	477,223
Long-term debt(*)	587,662

Total liabilities assumed	1,064,885

Total purchase price	323,514

(*)	Including indefeasible rights of use.

Notes to the consolidated financial statements

(i)	Includes the amount of the purchase price paid by Telemar to third parties on the acquisition of Pegasus (Note 1(b)) allocated as property, plant and equipment, in the amount of R$152,084.
Participation increase in AIX
On December 16, 2003, upon the disposal of Alcatel’s participation in AIX for R$1.00 and the capitalization of its shareholders’ credits, Pegasus increased its participation in AIX from 18.1% to 50%. Based on an independent valuation by third parties, Pegasus recorded a negative goodwill of R$53,952 on its share increase. The accounting treatment for negative goodwill in Brazilian GAAP differs from that in U.S. GAAP. In 2004, management executed an impairment test on AIX’s assets under Brazilian GAAP, which resulted in an impairment loss in the amount of R$53.9 million. As a result, the negative goodwill was adjusted by R$17.4 million, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment.
The net negative goodwill in the amount of R$25.8 million has been reclassified to deferred income for disclosure purposes under Brazilian GAAP, which requires that the net negative goodwill should be disclosed, according to CVM Instruction No. 247, as deferred income.
Under U.S. GAAP, negative goodwill is not allowed and must be allocated to the other assets acquired. The Company allocated the negative goodwill by decreasing AIX’s intangible asset related to long-term receivables from Barramar S.A. (a company from which AIX rents duct infrastructure) that qualified as an intangible asset under the criteria of SFAS 142.
On December 31, 2003, Pegasus sold to Telemar all of its participation in AIX at Brazilian GAAP book-value.
(d)     Fistel fee upon activation of new clients
Fistel “Fundo de Fiscalização das Telecomunicações” is a telecommunications inspection fund under the supervision of the regulatory agency Anatel. Under Brazilian GAAP, since these Fistel fees are mandatory, the Company considers them to be subscriber acquisition costs and therefore records them as prepaid expenses and amortizes them over the average churn (retention) period to match revenues and costs.
For US GAAP reconciliation purposes, these amounts should be recorded as operating expenses in the period in which they were incurred. The Company has included them in the US GAAP reconciliation as of 2005.
(e)     Deferred charges from pre-operating period
Under Brazilian GAAP, expenses incurred during the pre-operating period are deferred until the entity is fully operational and then amortized to income over the period of the expected future benefit of the new operation(Note 18).
For US GAAP reconciliation purposes, in accordance with Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-Up Activities”, these costs are presented as operating expenses in the period they were incurred.
(f)     Pension plans and other post-retirement benefits
Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan

Notes to the consolidated financial statements

offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the dead line for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP accounting principles (Note 28). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.
The funded status of the plans at December 31, 2005 and 2004, in accordance with US GAAP, is presented in Note 39. To calculate the funded status of the plans, the provisions of SFAS N° 87 “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures as required under US GAAP are also provided in Note 39. US GAAP also does not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.
(g)     Revenue recognition
Under Brazilian GAAP, installation revenues are recognized in the period in which the installation services are provided while related costs of services are recognized when incurred.
The Company recognizes fixed-line public telephone prepaid card revenues when the cards are sold while the costs are recognized when the cards are used.
In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104— Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2005, 2004 and 2003 of R$39,579, R$58,511 and R$80,589, respectively.
Under US GAAP, fixed-line public telephone prepaid calling card revenues are deferred and recognized in income, based on customer usage.
(h)     Capitalized interest and its depreciation
As applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was recorded at a rate of 12% per year of the balance of construction-in-progress. A portion relating to interest on third-party loans, was credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As of January 1, 2000, in compliance with a regulation issued by the CVM (Deliberação CVM N° 193), management changed its interest capitalization policy. Similar to US

Notes to the consolidated financial statements

GAAP, under this regulation interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest includes: (i) monetary gains and losses associated with loans and financing in foreign currency and (ii) charges resulting from currency derivatives. The capitalization excludes financial charges on loans not associated with specific construction-in-progress. Similar to US GAAP, the interest is capitalized to individual assets and amortized over their useful lives.
Under US GAAP, in accordance with the provisions of SFAS No. 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to the individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) the monetary gains and losses associated with the loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not associated with construction-in-progress can be capitalized.
(i)     Corporate reorganization

(i)	Date of acquisition
Under Brazilian GAAP, the accounting date for a corporate reorganization may be several months prior to the approval of the operation by shareholders. The fixed-line subsidiaries’ corporate reorganization, which occurred in 2001, was recorded based on accounting balances as of March 31, 2001, despite of the fact that the approval of the operation by the shareholders only occurred on August 2, 2001.
Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date that assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of shareholders or others. However, in this case, shareholder and regulatory approval was required and was only received on August 2, 2001, which is thus the acquisition date for USGAAP purposes. Likewise, the date of the sale of the participation in subsidiaries to third parties is the date of the shareholders’ approval.
(ii)     Basis of accounting
Under Brazilian GAAP, the corporate reorganization was accounted for based on book-values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries of R$50,669, which was recorded as a capital gain under “non-operating income”.
Under US GAAP, the consideration given in the form of shares in listed subsidiaries, the purchase of minority interests was recorded based on the fair value (quoted market-value) of those shares. The difference between the book value and quoted value of the shares given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the shares given is based on the listed value of such shares immediately after shareholders’ approval of the corporate reorganization.
The consideration paid for the acquired minority interests is allocated to the fair-values of the assets and liabilities of the respective subsidiaries in accordance with SFAS No. 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third parties is recorded at fair value and the gain or loss on the sale is recorded in income.

Notes to the consolidated financial statements

(j)     Capital lease
Under Brazilian GAAP there is no requirement to capitalize assets acquired through capital leases and depreciate them over the respective economic life. All lease contracts are recorded as operational leases, with charges made to income on a monthly basis during the contractual period.
Under US GAAP, material lease contracts which meet one of the following four criteria according to SFAS N° 13, “Accounting for Leases” are to be capitalized as property, plant and equipment and depreciated over the life of the asset if: (i) automatic transfer of title at the end of the lease term; (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term; and depreciated over the contract’s term if; (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair-value of the leased asset over any related investment tax credit.
(k)     Inflation accounting methods and index
In Brazil, because of highly inflationary conditions that prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one that is required under Brazilian GAAP and the other that is known as the constant currency method. The primary difference between Brazilian GAAP and the constant currency method relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued as of January 1, 1996. Prior to that date, Brazilian GAAP required inflationary indexation of property, plant and equipment, permanent investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency method is similar to US Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency method and prohibited by Brazilian GAAP.
Financial statements prepared in accordance with Brazilian GAAP have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities to determine taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.
(i)     Additional inflation restatement in 1996 and 1997 for US GAAP
In the reconciliation from Brazilian GAAP to US GAAP, an adjustment for inflation accounting has been included in relation to the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by Brazilian GAAP but still required by APS 3 under US GAAP.
Shareholders’ equity under US GAAP was increased by R$57,065 at December 31, 2003 due to the additional inflation restatement adjustments, net of depreciation. These additional inflation restatement adjustments were totally depreciated through December 31, 2004.
(ii)     Inflation index
Under Brazilian GAAP the indexation of the financial statements through 1995 was based on an official government index, the “Unidade Fiscal de Referência” (“UFIR”) except for the year ended

Notes to the consolidated financial statements

December 31, 1990, when it was based on a consumer price index the “Índice de Preços ao Consumidor” (“IPC”). For US GAAP purposes, a general price index, the “Índice Geral de Preços—Mercado”, (“IGP-M”), was used to record the additional inflation restatement in 1996 and 1997.
(l)     Stock option
Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market-value at the balance sheet date is higher than the option price. However, the Company started recording a provision for stock option plan compensation in 2003. This provision is calculated according to US GAAP and therefore it is no longer necessary to calculate an adjustment for US GAAP reconciliation purpose.
Under US GAAP in accordance with APB 25, “Accounting for Shares Issued to Employees,” the employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of the market-price of the shares purchased over the option price. The market-value discount at which employees can buy shares identifies a stock option plan as a compensatory plan. Terms of the stock option plan determine the amount of shares to be granted but do not determine a fixed price. According to the stock option plan, the exercise price is reduced by dividends paid on a preferred share until the option is exercised. Also, the exercise price is adjusted for IGP-M plus 6% p. a. from the grant date until the exercise date. Because the ultimate option price is not known until the exercise date, the stock option plan is considered a variable plan. In variable plans, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in market value of the company’s shares. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the period in which the employees perform the related services; such period normally includes a vesting period. In addition, under US GAAP, pro forma disclosures of net income and earnings per share are presented using the fair-value method. The fair-value is determined using an option-pricing model (Black-Scholes or binomial option models) which takes into account the share price at the grant date, the exercise price, the option’s expected life, the volatility of the underlying share and its expected dividends, and the risk-free interest rate over the option’s expected life. However, based on the terms of the Company’s stock option plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures are provided in Note 28(d). As from 2003, the Company has been recording under Brazilian GAAP a provision for Stock Option compensation expense calculated according to US GAAP.
(m)     Rights of use
The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$446,218 (2004—R$470,110).
Under BR GAAP, only the monthly payments are accounted for and recorded as expenses in the statement of operations.
Under US GAAP, the total amount, (as mentioned above), has to be recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2005, the total amount of current liabilities was R$40,007 (2004— R$42,551) and the total amount of long-term liabilities was R$370,713 (2004— R$410,720).

Notes to the consolidated financial statements

(n)     Income tax and social contribution
Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, the Company only recognizes deferred tax assets, related to tax loss carryforwards and temporary differences, if it is more likely than not that they will be realized on a legal entity basis.
Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan, approved by the Company’s Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, the Company discloses in its local GAAP financial statements the amounts expected to be recovered for the next ten years.
In Brazil, the tax law is sometimes significantly altered by provisional measures “medidas provisórias” announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.
Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.
Under US GAAP, a deferred tax liability or asset shal be recognized for all temporary differences and operating loss and tax credit carryforwards in accordance with the provisions of SFAS 109 Accounting for Income Taxes. In addition, deferred tax assets shall be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.
For US GAAP reconciliation purposes, the Company has recorded an additional valuation allowance to fully reserve the deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$195,472 and R$197,000, for the years ended December 31, 2005 and 2003, respectively. For the year ended December 31, 2004, an additional valuation allowance related to the subsidiary Oi was recorded since all 2004 deferred tax credits were fully reserved under Brazilian GAAP.
The total deferred tax assets and related valuation allowance for each of the three years ended December 31, 2005, are as follows:

	2005	2004	2003

Total amount of net deferrable taxes	2,011,990	2,084,498	2,106,729
Valuation allowance	(878,224)	(813,099)	(660,044)

Net deferred tax asset	1,133,766	1,271,399	1,446,685

Current	223,460	122,403	462,386
Long-term	924,042	1,148,996	984,299
Under Brazilian GAAP, fiscal incentives are recorded directly in shareholders’ equity as a special capital reserve. Under US GAAP these benefits are recorded as income for the period, in the line item income tax and social contribution.

Notes to the consolidated financial statements

(o)     Provision for dividends proposed but not yet declared
Under Brazilian GAAP, at each balance sheet date the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on own-capital is deductible for income tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on own-capital as financial expense and reverses out the same amount as a reversal of the financial expense.
Under US GAAP, since dividends proposed, which are above the annual minimum dividends as determined in accordance with the Company’s by-laws, may be ratified or modified at the Annual Shareholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore not accrued. However, interim dividends paid or interest on own-capital credited to shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, no similar interest on own-capital distribution concept exists. Under US GAAP, the Company reversed amounts recorded for dividends proposed up to the amount of annual minium dividends.
(p)     Earnings per share
Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares.
Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends (up to a minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 26). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is calculated by deducting the preferred dividend and common share dividends from net income. Undistributed net income is divided equally by the preferred and common shareholders on a pro rata basis. The common shares mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.
Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of the shares from the preferred stock option plans (Note 37).
The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend and interest on own-capital, of R$2.06 per thousand preferred shares in 2005, R$2.90 per thousand preferred shares in 2004 and R$2.10 per thousand preferred shares in 2003.

Notes to the consolidated financial statements

(q)     Segment reporting
Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year ended December 31, 2003 (including comparative numbers for 2002). The segment reporting included in Brazilian GAAP uses the presentation basis of US GAAP (Note 32).
Under US GAAP, SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or holds assets, and major customers.
(r)     Permanent assets
Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated under Brazilian GAAP and tax law through 1995.
Under US GAAP, some of these assets would be classified as non-current assets, especially intangible assets.
(s)     Retained earnings
Under Brazilian GAAP, a company formed as a result of a split-off may present retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the split-off deems so by allocating retained earnings from the parent company to the new company.
Under US GAAP, “retained earnings” allocated in the split-off are not considered historical retained earnings because such amount represents capital allocated from the parent company and is described as “distributable capital.”
(t)     Statement of cash flows
Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information.
Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. The statements of cash flows are included in the Brazilian GAAP financial statements using the presentation basis of US GAAP.

Notes to the consolidated financial statements

(u)     Classification of income statement line items
Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2005, 2004 and 2003. Accordingly, the consolidated income statement under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (Note 37). The reclassifications are summarized as follows:

➢	Interest in subsidiaries, whereby credits made directly to equity which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed consolidated statements of operations in accordance with US GAAP.

➢	Interest income and interest expense, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been classified after operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

➢	The net income (loss) differences between Brazilian GAAP and US GAAP-as detailed in the reconciliation in Note 35, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

➢	Non-recurring gains or losses are presented as a separate line item under BR GAAP, but reclassified to “other operating expenses, net” for US GAAP presentation purposes.

➢	Non-operating income (expense) is presented as a separate line item after operating income under BR GAAP, but reclassified to “other operating expense, net” for US GAAP presentation purposes, and thus included in US GAAP “operating income”.

➢	Equity accounting adjustments are presented as a separate line item under BR GAAP, but (i) reclassified to “other operating expenses, net” for US GAAP presentation purposes and (ii) the part of this adjustment which refers to fiscal incentives, is reclassified to income taxes and social contribution for US GAAP presentation purposes (R$64,933, R$78,732 and R$89,898 for the years 2005, 2004 and 2003, respectively). The remaining amount refers mainly to adjustments for prescribed dividends (R$10,050, R$37,100 and R$10,217 for the years 2005, 2004 and 2003, respectively).

➢	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) under Brazilian GAAP. These amounts have been reclassified to other operating expense, net in the condensed consolidated statement of operations in accordance with US GAAP.
(v)     Recent US GAAP accounting pronouncements
(i)     EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.
At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common shares. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on

Notes to the consolidated financial statements

earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company; The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of basic and diluted earnings per share.
(ii)     SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29
In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for no monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company will apply this Statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.
(iii)     Share-based payment
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses non-preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005.
In October 2005, the FASB issued SFAS No. 123(R)-2, “Practical accommodation to the application of grant date as defined in FASB Statement No. 123(R)” with recent inquiries from constituents to provide guidance on the application of grant date as defined in FASB Statement No. 123 (revised 2005), Share-Based Payment. The Company will apply this statement to measure its share option program as of the year ending December 31, 2006, but does not expect any significant impacts on its financial position, results of operations or cash flows.
(iv)     Accounting changes and error corrections
In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.
The company will adopt this statement, if applicable, as of the year ending December 31, 2006, but it does not expect this statement to have any significant impact on its financial position, results of operations or cash flows.

Notes to the consolidated financial statements

(v)	In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. The Company does not expect FSP FIN 46(R)-5 to have a significant impact its our financial position, results of operations or cash flows.

(vi)	In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact its our financial position, results of operations or cash flows.
34     SUBSEQUENT EVENTS
The Company disclosed on April 17, 2006 a relevant fact regarding a corporate reorganization in combination with a public offering of part of the shares of the new entity. The proposal aims at simplifying the corporate and share structure and join its shareholders, which are currently distributed over three companies with six different types of shares, into one single company, which share capital will consist of common shares only, to be traded on the São Paulo Novo Mercado and New York Stock Exchanges. This reorganization will also include the spin-off of Contax Participações.

35	NET INCOME (LOSS) RECONCILIATION OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

Years ended December 31	Note 33	2005	2004	2003

Net income (loss) under Brazilian GAAP		148,247	42,018	(85,961)
Subsidies on postpaid mobile handsets:	(a)	(152,825)	2,402	4,959
Fair value adjustment on derivatives	(b)	(121,765)	(110,703)	1,475,254
Reversal of goodwill amortization under BR GAAP	(c)	173,812	167,932	136,848
Additional depreciation of property, plant and equipment:	(c)	(10,674)	(10,674)	(10,674)
Additional amortization of concession:	(c)	(43,005)	(43,005)	(43,005)
Fistel fee upon activation of new clients:	(d)	14,895	(15,625)	(37,525)
Reversal of the amortization of deferred charges	(e)	60,648	68,433	58,562
Write-off of deferred charges	(e)	3,557	(49)	18,973
Change in prepaid pension cost	(f)	38,694	31,515	63,608
Deferred revenues on public telephone prepaid calling cards	(g)	(10,836)	13,253	(612)
Depreciation of capitalized interest	(h)	13,487	(7,554)	(11,456)
Depreciation fair-value adjustment corporate reorganization	(i)	6,494	6,581	6,548
Capital lease adjustments	(j)	27,199	5,056	10,050
Depreciation of additional inflation restatement 1996 and 1997	(k)		(57,065)	(231,987)
Fiscal incentives	(n)	4,153
Deferred income tax	(n)	(195,472)		(197,000)
Other	(l)(m)	1,686	1,154	3,419
Deferred tax on adjustments	(n)	(465)	(17,561)	(490,608)
Minority interest on adjustments		186,834	(966)	(610,935)
Total net income under US GAAP		144,664	75,142	58,458

Notes to the consolidated financial statements

36	SHAREHOLDERS’ EQUITY RECONCILIATION OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

Years Ended December 31	Note 33	2005	2004

Shareholders’ equity under Brazilian GAAP		2,202,370	2,397,392
Reversal of provision for dividends not yet approved, Parent Company	(o)	95,023
Minimum compulsory dividends	(o)	(32,580)
Write-off of deferred charges	(e)	(663,878)	(667,435)
Reversal of the amortization of deferred charges	(e)	237,756	177,108
Prepaid pension cost	(f)	326,384	287,690
Subsidies on postpaid mobile handsets	(a)	(214,153)	(61,328)
Reversal of goodwill amortization under BR GAAP	(c)	1,343,614	1,169,802
Additional depreciation of property, plant and equipment	(c)	(32,022)	(21,348)
Additional amortization of concession	(c)	(322,534)	(279,529)
Capitalization of interest on construction-in-progress	(h)	(370,491)	(370,491)
Depreciation of capitalized interest adjustment	(h)	289,510	276,023
Fistel fee upon activation of new clients	(d)	(72,357)	(87,252)
Fair-value adjustment on derivatives	(b)	46,272	168,037
Deferred revenue on public telephones prepaid calling cards	(g)	(15,889)	(5,053)
Capital lease adjustments	(j)	42,230	15,031
Corporate reorganization fair value adjustment on property, plant and equipment	(i)	(44,167)	(44,167)
Depreciation of fair value adjustment on property, plant and equipment	(i)	28,164	21,670
Fiscal incentives	(n)	4,153
Inflationary restatement in 1996 and 1997 on property, plant and equipment	(k)		1,564,826
Depreciation of inflationary restatement effects	(k)		(1,564,826)
Deferred income tax	(n)	(515,472)	(320,000)
Other	(l)(m)	(770)	(2,573)
Deferred tax on adjustments	(n)	(196,311)	(195,902)
Minority interest on adjustments		213,636	28,729
Consolidated shareholders’ equity under US GAAP		2,348,488	2,486,404

US GAAP supplementary information:
Property, plant and equipment	45,914,901	45,476,371
Accumulated depreciation	(33,011,757)	(31,700,665)

Net property, plant and equipment	12,903,144	13,775,706
Intangible assets	4,160,480	4,100,647
Accumulated amortization	(1,655,902)	(1,438,607)

Net intangible assets	2,504,578	2,662,040

Net property, plant, equipment and intangible assets	15,407,722	16,437,746

Total assets	28,902,713	30,547,322

Notes to the consolidated financial statements

37	CONDENSED STATEMENTS OF OPERATIONS PREPARED IN ACCORDANCE WITH US GAAP

Years Ended December 31	2005	2004	2003

Gross operating revenue	24,031,033	22,079,319	19,347,109
Deductions (primarily indirect taxes like ICMS, PIS and COFINS)	(7,023,190)	(6,282,867)	(5,424,131)

Net operating revenue	17,007,843	15,796,452	13,922,978
Cost of services rendered and goods sold	(9,607,855)	(9,128,261)	(8,850,926)

Gross profit	7,399,988	6,668,191	5,072,052
Operating expenses):
Selling	(2,065,441)	(1,972,185)	(1,717,889)
General and administrative	(1,088,712)	(943,270)	(814,920)
Other operating expense, net	(539,404)	(559,904)	(153,139)

Operating income	3,706,431	3,192,832	2,386,104
Financial expense, net	(1,896,070)	(1,869,101)	(830,255)

Income before taxes and minority interests	1,810,361	1,323,731	1,555,849
Income tax and social contribution	(548,140)	(464,090)	(576,228)
Income before minority interests	1,262,221	859,641	979,621
Minority interests	(1,117,557)	(784,499)	(921,163)
Net income and comprehensive income	144,664	75,142	58,458
Net income per share (see Note 33(p)):
Common shares— Basic and Diluted (in Reais)	0.04	0.02	0.02
Weighted average common shares outstanding (in thousands of shares)	3,432,901	3,432,901	3,432,901

38	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH US GAAP

	Share
	capital and			Retained
	additional		Unrealized	earnings/
	paid-in	Statutory	revenue	accumulated
	capital	reserve	reserve	losses	Total

Balances at December 31, 2002	3,500,587			(1,139,240)	2,361,347

Prior year adjustment				(4,272)	(4,272)
Net income for the year				58,458	58,458

Balances at December 31, 2003	3,500,587			(1,085,054)	2,415,533

Prior year adjustment				(4,271)	(4,271)
Net income for the year				75,142	75,142

Balances at December 31, 2004	3,500,587			(1,014,183)	2,486,404

Absorption of accumulated losses	(1,137,513)			1,137,513
Capital reduction	(250,000)				(250,000)
Minimum compulsory dividends				(32,580)	(32,580)
Constitution of legal reserve		6,859		(6,859)
Constitution of unrealized revenue reserve			228,555	(228,555)
Net income for the year				144,664	144,664

Balances at December 31, 2005	2,113,074	6,859	228,555		2,348,488

Notes to the consolidated financial statements

39	PENSION AND POST-RETIREMENT BENEFITS IN ACCORDANCE WITH US GAAP
The Company, together with other companies in the former Telebrás group, sponsors a multi-employer defined benefit pension and other post-retirement benefit plans, which were operated and administered by Sistel until January, 2005. As of that date, they were transferred to a new entity called “Fundação Atlântico de Seguridade Social”. In addition, the Company sponsors two single-employer benefit pension plans (PBS-Telemar and TelemarPrev) which were also operated and administered by Sistel until January 12, 2005, and thereafter transferred to “Fundação Atlântico de Seguridade Social”.
TelemarPrev, was created to replace the defined benefit plan PBS-Telemar and migrate its active employees to the new plan. The migration process created a curtailment and settlement impact on the post-retirement health care plan under FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, as employees transferring to the defined contribution plan automatically lost their rights to participate in the post-retirement health care plan in the future. At December 31, 2002, 96% of the Company’s active employees had transferred to the new plan. The assets and liabilities relating to the remaining 4% active employees who did not migrate to TelemarPrev continue to be reported in accordance with SFAS 87 and 132 together with the assets and liabilities of the retirees which were already receiving benefits from PBS-Telemar.
For Brazilian GAAP purposes , TelemarPrev is considered to be a defined contribution plan. However, it also provides risk benefits (death and disability) which were considered as defined benefits for purposes of US GAAP reporting. In addition, upon migration from PBS-Telemar to TelemarPrev, active employees were assigned a credit equivalent to their rights accumulated through the date of migration (called “frozen accumulated benefits”). This amount will be paid individually as monthly benefits from retirement and will be adjusted based on the lowest of inflation and the average return of plan assets. Therefore, the risks of the sponsor are substantially eliminated and, accordingly, the related assets and liabilities were not presented for US GAAP purposes through December 31, 2002.
Effective in January 2003, plan assets were combined and it is no longer possible to objectively link the assets directly related to specific benefit liabilities. As a result, although the frozen accumulated benefits continue not to represent a risk to the Company, the related assets and liabilities are being presented combined with the assets and liabilities of the risk benefits and PBS-Telemar in the presentation of the Pension Plan disclosure as of 2003.
(a)     Change in benefit obligation
The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2005	2004

Projected benefit obligation at the beginning of the year	1,491,380	1,371,110
Service cost	9,077	10,667
Interest cost	195,459	179,886
Benefits paid	(86,084)	(75,397)
Changes in assumptions	106,187
Actuarial (gain) loss	10,465	5,114

Projected benefit obligation at end of the year	1,726,484	1,491,380

Notes to the consolidated financial statements

(b)	Change in plan assets
The following table sets forth the change in the fair value of the assets:

	2005	2004

Fair value of plan assets at the beginning of the year	1,732,630	1,601,778
Actual return on plan assets	248,889	205,840
Participant’s contributions	254	294
Company’s contributions	4,867	115
Benefits paid	(86,084)	(75,397)

Fair value of plan assets at end of year	1,900,556	1,732,630

(c)	Accrued prepaid pension cost
Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2005	2004

Funded status of plan	174,072	241,250
Unrecognized net actuarial gain	181,388	76,593
Prior service cost	1,841	2,413
Unrecognized transition obligation	(30,917)	(32,566)

Prepaid pension cost	326,384	287,690

(d)	Pension costs
Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2005	2004

Net service cost	9,077	10,667
Interest cost	195,459	179,886
Expected return on plan assets	(237,038)	(219,291)
Amortization of unrecognized net actuarial gain	(79)	(1,371)
Prior service cost	572	572
Amortization of initial transition obligation	(1,649)	(1,649)
Participants’ contributions	(169)	(215)

Net periodic benefit cost	(33,827)	(31,401)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2005, 2004 and 2003.

Notes to the consolidated financial statements

(e)	Assumptions used in each year (expressed in nominal terms)
The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2005	2004

Discount rate for determining projected benefit obligations	13.4%	13.4%
Expected long-term rate of return on plan assets(*)	14.3%	14.0%
Annual salary increases	7.0%	7.0%
Rate of compensation increase	7.0%	7.0%
Inflation rate assumption used in the above	7.0%	7.0%

(*)	The percentage of 14.3% for the year 2005 is based on a weighted average for the pension plans TelemarPrev and PBS-Telemar.

(f)	Investment requirements
The Company has no specific investment targets. Its objective is to follow the guidelines established by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans), which are shown below.

2005

	TelemarPrev	PBS-Telemar

Equity securities	0%–50%	0%–20%
Debt securities	30%–100%	70%–100%
Real estate	0%–10%	0%–14%
Loans	0%–10%	0%–15%
Fixed income	0%	0%

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar

	2005	2004	2005	2004

Equity securities	28.75%	20.94%
Fixed income	67.25%	75.36%	92.65%	92.81%
Real estate	3.27%	3.12%	6.40%	6.32%
Loans to participants	0.50%	0.58%	0.81%	0.87%
Other	0.23%		0.14%

Total	100%	100%	100%	100%

(h)	Description of investment policies and strategies
The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.
TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$2,117.7 million of assets in December 31, 2005 are divided in the following portfolio: 67.3% in

Notes to the consolidated financial statements

fixed income investments, 28.8% in equity of approximately 36 Brazilian companies, 3.3% in real state, 0.5% represent loans to participants and the remaining 0.2% in others.
PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, fixed income investments are preferred when choosing the allocation of the R$177.9 million assets, representing 92.7% of the po

(i)	Expected contribution and benefits
Expected employer contributions for the year 2006 are R$223 for the PBS-Telemar plan and R$6 for the TelemarPrev plan.
The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev

2006	11,796	79,410
2007	12,502	85,194
2008	13,314	92,230
2009	14,115	100,674
2010	15,255	110,944
2011 until 2015	91,212	805,981

Tele Norte Leste Participações S.A.
Consolidated Financial Statements
at December 31, 2005 and 2004
and for the three years ended December 31, 2005
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of changes in financial position present fairly, in all material respects, the financial position of Tele Norte Leste Participações S.A. and its subsidiaries (together the “Company”) at December 31, 2005 and 2004 and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2005, prepared in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows for each of the three years in the period ended December 31, 2005. This supplemental information has been subject to the same audit procedures described above and, in our opinion, these statements fairly present in all material respects, the cash flows in relation to the overall financial statements.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36 and 37 to the consolidated financial statements.

/s/

PricewaterhouseCoopers	Rio de Janeiro, Brazil
Auditores Independentes	May 5, 2006

Tele Norte Leste Participações S.A.

Consolidated Balance Sheets at December 31,

	2005	2004

	(expressed in
	thousands of Brazilian
	Reais)
ASSETS
Current assets
Cash and cash equivalents	3,771,167	5,472,352
Trade accounts receivable, net	3,710,743	3,630,069
Recoverable taxes	1,397,464	1,049,224
Deferred taxes	209,724	122,403
Prepaid expenses	393,417	244,046
Inventories	159,324	231,818
Other current assets	197,032	190,715

Total current assets	9,838,871	10,940,627

Long-term assets
Deferred taxes	1,439,514	1,468,996
Recoverable taxes	233,665	208,951
Judicial deposits	712,509	542,063
Prepaid expenses	261,657	247,370
Credits receivable	105,978	133,160
Other long-term assets	271,085	233,711

Total long term assets	3,024,408	2,834,251

Permanent assets
Property, plant and equipment, net	12,843,944	13,770,187
Intangible assets	1,119,590	1,265,300
Deferred charges	426,122	490,327
Investments	12,472	11,852

Total permanent assets	14,402,128	15,537,666

Total assets	27,265,407	29,312,544

LIABILITIES, DEFERRED INCOME, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	2,827,567	3,041,104
Suppliers	1,892,376	1,852,867
Debentures including interest	1,224,816	17,816
Dividends and interest on own-capital	1,068,361	1,442,000
Taxes other than on income	830,079	757,187
Deferred taxes and taxes on income	512,879	411,319
Payroll and related accruals	130,464	247,174
Tax financing program— REFIS	117,169	108,729
Amounts payable relating to Pegasus acquisition		57,479
Other current liabilities	116,565	53,236

Total current liabilities	8,720,276	7,988,911

Long-term liabilities
Loans and financing	5,802,159	7,748,184
Provisions for contingencies	1,938,066	1,627,476
Tax financing program— REFIS	825,443	853,511
Taxes other than on income	2,298	34
Deferred taxes and taxes on income	872	872
Debentures		1,207,200
Other long-term liabilities	31,075	33,003

Total long-term liabilities	8,599,913	11,470,280

Total liabilities	17,320,189	19,459,191

Deferred income	21,250	29,977

Minority Interests	1,945,262	1,860,079

Shareholder’s equity
Share capital	4,688,731	4,812,019
Capital reserves	24,288	201,488
Investment reserve	3,218,881	3,157,130
Unrealized income reserve	272,143
Legal reserve	147,929	94,947
Treasury shares	(373,266)	(302,287)

Total shareholders’ equity	7,978,706	7,963,297

Total liabilities, deferred income, minority interests and shareholders’ equity	27,265,407	29,312,544

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated Statements of Operations

	Years ended December 31,

	2005	2004	2003

	(expressed In thousands of
	Brazilian Reais, except number of
	shares and per-share amounts)
Net operating revenue
Services provided	15,980,075	15,093,876	13,404,383
Sales of handsets and accessories	767,319	747,834	598,421

	16,747,394	15,841,710	14,002,804
Costs of services provided and goods sold
Services provided	(7,960,369)	(8,194,294)	(7,943,624)
Costs of handsets and accessories	(835,468)	(932,153)	(740,918)

	(8,795,837)	(9,126,447)	(8,684,542)
Gross profit	7,951,557	6,715,263	5,318,262

Operating expenses
Selling	(2,680,225)	(1,982,257)	(1,738,617)
General and administrative	(1,084,119)	(949,720)	(855,312)
Other operating expenses, net	(718,936)	(635,357)	(231,889)

	(4,483,280)	(3,567,334)	(2,825,818)
Operating income before interest	3,468,277	3,147,929	2,492,444

Interest income	908,249	775,807	606,269
Interest expenses	(2,524,302)	(2,417,073)	(2,784,576)

Operating income	1,852,224	1,506,663	314,137
Non operating expenses, net	(37,543)	(136,573)	(68,560)

Income before taxes and minority interests	1,814,681	1,370,090	245,577
Income tax and social contribution (expense) benefit	(371,197)	(446,529)	112,620

Minority interests in income of consolidated subsidiary	(329,371)	(172,524)	(145,484)

Net income for the year	1,114,113	751,037	212,713

Shares outstanding at the balance sheet date (in thousands)	382,121	379,804	381,777

Net income for the year, per share outstanding at the balance sheet date (in Reais)	2.92	1.98	0.56

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Statement of changes in shareholders’ equity (Parent Company)

		Capital reserves		Earnings reserves

			Fiscal
		Special	incentives		Unrealized
	Share	goodwill	and	Legal	income	Investment	Retained	Treasury
	capital	reserve	donations	reserve	reserve	reserve	earnings	shares	Total

	(expressed in thousands of Brazilian Reais, except per-share amounts)
At December 31, 2002	4,476,809	516,563	20,135	26,817	543,952		3,839,323	(260,426)	9,163,173
Reclassification to investment reserve						3,839,323	(3,839,323)
Dividends prescribed							11,781		11,781
Capitalization of reserve	167,605	(167,605)
Realization of unrealized income reserve					(543,952)		543,952
Net income for the year							673,316		673,316
Appropriation to legal reserve				33,666			(33,666)
Dividends proposed							(341,868)		(341,868)
Interest on own-capital proposed							(458,132)		(458,132)
Transfer to investment reserve						395,383	(395,383)

At December 31, 2003	4,644,414	348,958	20,135	60,483		4,234,706		(260,426)	9,048,270
Dividends prescribed							15,224		15,224
Purchase of treasury shares								(247,597)	(247,597)
Cancellation of treasury shares						(205,736)		205,736
Capitalization of reserve	167,605	(167,605)
Realization of investment reserve						(429,954)	429,954
Net income for the year							689,286		689,286
Appropriation to legal reserve				34,464			(34,464)
Dividends proposed (R$2.6329 per share)							(1,000,000)		(1,000,000)
Interest on own-capital (R$0.2633 per share)							(100,000)		(100,000)

At December 31, 2004	4,812,019	181,353	20,135	94,947		3,599,016		(302,287)	8,405,183
Dividends prescribed							30,648		30,648
Purchase of treasury shares								(70,979)	(70,979)
Capital reduction (Notes 1 and 24)	(277,526)								(277,526)
Capitalization of reserves	154,238	(154,238)
Donations and fiscal incentives			4,153						4,153
Realization of capital reserve		(27,115)					27,115
Net income for the year							1,052,362		1,052,362
Appropriation to legal reserve				52,982			(52,982)
Dividends proposed (R$1.5000 per share)							(572,956)		(572,956)
Interest on own-capital (R$0.5549 per share)							(212,044)		(212,044)
Appropriation to unrealized income reserve					272,143		(272,143)

At December 31, 2005	4,688,731		24,288	147,929	272,143	3,599,016		(373,266)	8,358,841

	2005	2004	2003

Shareholders’ equity per share	21.8749	22.1303	23.7004

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of changes in financial position

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of
	Brazilian Reais )
Financial resources were provided by:
Operations:
Net income for the year	1,114,113	751,037	212,713
Minority interests in income of consolidated subsidiary	329,371	172,524	145,484
Expenses (income) not affecting working capital:
Depreciation	3,213,812	3,233,672	3,446,233
Amortization of deferred charges	67,489	68,181	68,226
Amortization of goodwill	76,269	75,062	75,062
Amortization of negative goodwill	(6,451)	(28,149)
Amortization of goodwill— CVM 349			167,605
Provisions for contingencies	926,577	935,882	680,082
Interest and long-term monetary and exchange variations	258,804	264,987	1,126,642
Equity accounting adjustments and capital gain	(66,379)	(111,699)	(96,788)
Loss on sale of property, plant and equipment	9,741	70,871	26,682
Provision for losses on discontinued assets	40,462	90,347	81,998
Provision for losses on fiscal incentives		6,180	46,364
Provision for inventory write-off			37,063
Long-term interest on financed taxes and contributions— REFIS	82,193	72,523	101,439
Long-term deferred Income tax and social contribution	29,240	(164,697)	(251,610)
Realization of deferred income	(2,276)	(2,278)

	6,072,965	5,434,443	5,867,195
Third Parties:
Fiscal Incentives	83,417	94,717	105,401
Transfer from long-term receivables to current assets		95,693	141,455
Disposal of permanent assets	6,146
Dividends and interest on own-capital prescribed	42,920	61,121	24,625

	132,483	251,531	271,481
Total funds provided	6,205,448	5,685,974	6,138,676

Financial resources were used for:
Increase in long-term receivables	270,058	346,559	401,304
Purchase of treasury shares by Parent Company	70,979	247,597
Purchase of treasury shares by subsidiaries	57,476	101,585	23,123
Increase in permanent assets:
Investments	4,457	288	43,609
Property, plant and equipment	2,447,393	2,058,078	1,616,096
Licenses		4,522	66,096
Deferred charges	4,156
Transfer from long-term liabilities to current liabilities	4,137,941	1,459,186	1,098,120
Dividends and interest on own-capital proposed	989,319	1,348,110	654,201
Working capital of subsidiary eliminated upon consolidation (Contax Participações S.A. and subsidiary)	56,790

Total funds used	8,038,569	5,565,925	3,902,549

Increase (decrease) in working capital	(1,833,121)	120,049	2,236,127

Changes in working capital
Current assets At the end of the year	9,868,044	10,940,627	9,725,123
At the beginning of the year	10,940,627	9,725,123	6,002,200

	(1,072,583)	1,215,504	3,722,923
Current liabilities
At the end of the year	8,749,449	7,988,911	6,893,456
At the beginning of the year	7,988,911	6,893,456	5,406,660

	760,538	1,095,455	1,486,796
Increase (decrease) in working capital	(1,833,121)	120,049	2,236,127

The accompanying notes are an integral part of these consolidated financial statements.

Tele Norte Leste Participações S.A.

Consolidated statements of cash flow

	Years ended December 31,

	2005	2004	2003

	(expressed in thousands of Brazilian
	Reais )
Cash flow from operating activities
Net income for the year	1,114,113	751,037	212,713
Adjustments to reconcile net income for the year to cash provided by operating activities:
Minority interest in income of consolidated subsidiary	329,371	172,524	145,484
Accrued interest	1,432,613	1,448,433	1,996,222
Depreciation	3,213,812	3,233,672	3,446,233
Provision for contingencies	926,577	935,882	680,082
Amortization of deferred charges	67,489	68,181	68,226
Amortization of goodwill	76,269	75,062	75,062
Amortization of goodwill—(CVM Instruction 349/2001)		153,639	167,605
Amortization of AIX negative goodwill	(6,451)	(28,149)
Equity accounting adjustments	(66,379)	(111,699)	(96,788)
Loss on sale of property, plant and equipment	9,741	70,871	26,682
Provision for losses on tax incentives		6,180	46,364
Provision for loss on discontinued assets	40,462	90,347	81,998
Monetary restatement of dividends and interest on own-capital	38,316	24,023	8,223
Realization of deferred income	(2,276)	(2,278)
Monetary restatement of REFIS	93,051	82,809	54,023

	7,266,708	6,970,534	6,912,129
Increase (decrease) in assets
Accounts receivable	(151,231)	(96,590)	(891,052)
Credits receivable	(2,511)	115,257	11,455
Deferred and recoverable taxes	(498,180)	(149,783)	117,536
Prepaid expenses	(166,156)	(43,285)	(202,229)
Judicial deposits	(171,723)	(154,083)	(74,711)
Inventories	72,494	(94,953)	(27,975)
Other assets	(46,929)	(219,387)	(77,503)
Increase (decrease) in liabilities
Suppliers	104,076	(49,877)	267,711
Payroll and related accruals	(51,926)	(13,783)	132
Payable and deferred taxes	269,047	558,276	(61,763)
Refinancing of taxes and contributions—REFIS	(112,385)	(127,279)	147,449
Provisions for contingencies	(605,130)	(515,228)	(460,156)
Other liabilities	4,196	(98,009)	76,038

Net cash provided by operating activities	5,910,350	6,081,810	5,774,124
Cash flow from investing activities
Property, plant and equipment	(2,447,393)	(2,058,078)	(1,616,096)
Disposal of permanent assets	6,146
Licenses		(4,522)	(66,096)
Investments, net	(4,457)	(288)	(43,609)
Deferred charges	(4,156)

Net cash used in investing activities	2,449,860	(2,062,888)	(1,725,801)
Cash flow from financing activities
Proceeds from long-term loans and financing	771,538	2,096,571	2,539,836
Repayment of long-term loans and financing	(4,398,515)	(3,695,632)	(3,094,070)
Proceeds from debentures			(92,800)
Purchase of treasury shares by Parent Company	(70,979)	(247,597)
Purchase of treasury shares by subsidiaries	(57,476)	(101,587)	(23,123)
Cash from subsidiary (Spin-off of Contax Participações S.A. and subsidiary)	(85,153)
Payment of dividends and interest on own-capital paid	(1,321,090)	(923,838)	(565,356)

Net cash used in financing activities	5,161,675	(2,872,083)	(1,235,513)
Increase (decrease) in cash and cash equivalents	(1,701,185)	1,146,839	2,812,810
Cash and cash equivalents at the beginning of the year	5,472,352	4,325,513	1,512,703

Cash and cash equivalents at the end of the year	3,771,167	5,472,352	4,325,513

Supplemental cash flow information
Income tax and social contribution paid	503,309	280,576	97,808
Interest paid	951,368	950,229	1,037,693
Cash paid against provisions for contingencies	584,043	356,529	349,209
Non cash transactions:
Net goodwill on downstream merger		(167,605)	(167,605)
The accompanying notes are an integral part of these financial statements

Tele Norte Leste Participações S.A.

Notes to the financial statements
Years ended December 31, 2005, 2004 and 2003
(expressed in thousands of Brazilian Reais, unless otherwise stated)

1	DESCRIPTION OF BUSINESS
Tele Norte Leste Participações S.A. (the “Parent Company”) and its subsidiaries are referred to as “the Company” in these financial statements. The Parent Company was constituted on May 22, 1998, upon the split-up of Telecomunicações Brasileiras S.A. (“Telebrás”), primarily to hold interests in other companies and to promote the operating and financial management of its direct and indirect subsidiaries. It is a holding, subsidiary of Telemar Participações S.A. (“Telemar Participações”), which at December 31, 2005 held 17.48% of the total capital and 52.45% of the voting capital.
The Company is registered with the “Comissão de Valores Mobiliários—CVM” (Brazilian securities commission) as a publicly held company whose shares are listed on the “Bolsa de valores de São Paulo—Bovespa” (São Paulo stock exchange). The company is also registered with the U.S. Securities and Exchange Commission— SEC and its American Depositary Shares (ADS)—level II are listed on the New York Stock Exchange (NYSE). Approximately 44.27% of the preferred shares are negotiated on the NYSE through ADS.

(a)	The main Company’s business is divided into the following segments:
Fixed-line telecommunications
Telemar Norte Leste S.A. (“Telemar”) is the principal provider of fixed-line telecommunications services in its operating area— Region I— which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for Sector 3 of this Region, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Paranaíba” in the State of Minas Gerais, where “Companhia de Telecomunicações do Brasil Central—“CTBC” operates). These services were provided under a concession granted by “Agência Nacional de Telecomunicações—Anatel” (national agency for telecommunications), the regulatory authority for the Brazilian telecommunications sector, which expired on December 31, 2005. The concession could be renewed for an additional 20-year period, if the terms of that extension and the conditions of the last concession agreement were met (mainly universal service and quality target in each case to be determined by Anatel and the Ministry of Communications), at a cost of 2% of previous years net revenues from telecommunications services, payable every two years. On June 30, 2003, TELEMAR sent correspondence to Anatel, as required by law, formalizing its explicit interest to exercise the right to renew the concession. On December 22, 2005, new agreements were signed, with new universal service and quality targets, extending Telemar’s concession through 2025. For the new concession period the principal changes relating to the agreement in effect from 1998 to 2005, are the following:

➢	Local services will be billed based on usage in minutes and the monthly franchise is now 200 minutes for residential subscribers and 150 minutes for non-residential subscribers. This change has been postponed for one year as of March 2006;

➢	The “Índice do Setor de Telecomunicações—IST” (Index for the telecommunications sector) is now the basis for future tariff readjustments. The IST will be published by Anatel on a monthly basis, and its composition will be revised every two years. The 2006 tariff readjustment for local and long-distance services will be based on the “Índice Geral de Preços—Disponibilidade Interna IGP-DI” (general price index for domestic products), for the last seven months of 2005 (June through December), and on the IST for the first five months of 2006 (January through May);

Notes to the financial statements

➢	With regard to the universalization targets, “Postos de Serviços de telecomunicações—PST” (telecommunication service centers) were created for the installation of 4,071 computers to connect the public to the Internet, and the requirements relating to the quantity of public telephones were reduced from eight per thousand to six per thousand inhabitants; and

➢	Creation of the “Acesso Individual para Classe Especial—AICE” (individual access for the low-income segment), which has a lower monthly subscription fee than the Basic Plan, and necessarily is pre-paid, and available only for residential subscribers.
Until December 22, 2004, TNL held 80.89% of Telemar’s capital, representing 97.24% of voting shares and 67.85% of preferred shares. At a meeting of TNL’s Board of Directors, held on that date, a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda. by the transferring almost all of Telemar’s preferred shares. After the transaction, TNL directly holds 43.23% of Telemar’s total capital, maintaining, the proportions of 97.24% of voting capital and 80.89% of total capital, considering that Telemar Telecomunicações is a wholly-owned subsidiary of the Parent Company.
Mobile Telecommunications
Mobile telecommunications services are provided by TNL PCS S.A. (“Oi”) using the “Serviço Móvel Pessoal—SMP” (personal mobile service) authorization license, which was acquired on March 12, 2001 for R$1,102,007 and with the rights to use certain radio frequencies, expiring on March 12, 2016. On June 26, 2002, Oi was authorized by Anatel to start providing the services, using GSM/GPRS technology within Region I. In addition to SMP services, Oi is also authorized to offer: (I) national long-distance services within Region II, which comprises the States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District and in Region III, which comprises the State of São Paulo, and in Sector 3 of Region I; and (ii) international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization may be renewed for an additional 15 year period, at a charge, payable every two years of 2% of the previous year’s net revenues from telecommunications services, provided that the conditions of the current authorization are met.
On May 30, 2003, after approval by the Board of Directors of TNL and Telemar, Telemar acquired from TNL 99.99% of Oi’s shares.
On November 30, 2005, Oi’s Extraordinary General Meeting approved the Protocol and Justification of the incorporation by Oi of Pegasus Telecom S.A., considering the interest in the continuity of the corporate restructuring of the Telemar Group, in order to take advantage of the operating synergies between the two companies and consequent significant gains, such as the alignment of several communications services rendered and the transfer of the granting to render telecommunication services, specially for data transmission in Regions I, II and III, so that the licenses granted will have one and the same holder. This meeting also approved the following:

➢	Appraisal report on the shareholders’ equity of Pegasus Telecom S.A. (“incorporated company”), prepared by an expert company, in the total amount of R$1,387,229, against book value on October 31, 2005; and

➢	Subscription and full payment of Oi’s capital increase (“incorporating company”), in the amount of R$1,387,229, through delivery of the shares of the incorporated to the incorporating company, with the issue of 1,387,228,783 common shares with no par value, at the issue price of R$1.00 (one real) per share.

Notes to the financial statements

Contact center
TNL Contax S.A. (“TNL Contax”), a contact center that was directly controlled by TNL, engages in the provision of customer services in general, both inbound and outbound. Inbound contact center services include sales, market research, tele-sales and collection, while outbound services include providing product information, sales, complaints, customer service and help desk. A number of TNL contax’ commercial agreement prices are based on the number of workstations and hours.
TNL Contax was created to take advantage of the significant growth opportunities in the Brazilian market for outsourced contact centers.
On November 26, 2004, TNL disclosed a Relevant Fact notice in connection with the approval, by its Board of Directors, of the spin-off of TNL Contax.
The transaction was approved by TNL’s Extraordinary General Meeting held on December 29, 2004 and can be summarized as follows:

➢	Change of the corporate name of subsidiary Caroaci Participações S.A. to Contax Participações S.A. (“Contax Participações”); and

➢	Subscription and payment of a capital increase of Contax Participações, by TNL, in the amount of R$223,708, as well as a R$50,000 increase in capital reserves, comprising: (i) transfer of 100% of TNL Contax’ shares held by TNL as of October 31, 2004, valued at R$126,030; (ii) assignment of a credit of R$57,678 due by TNL Contax to TNL, corresponding to the balance of a loan between the two companies, also as of October 31, 2004; and (iii) cash payment of R$90,000.
Additionally, TNL’s share capital was decreased by R$277,526, corresponding to the investment in Contax Participações, at November 30, 2004, without changing the number of shares and subsequent delivery of Contax Participações shares to all TNL shareholders, in accordance with their percentage holding in TNL’s shares. This capital reduction occurred on March 1, 2005, that is, after the legal 60 day period for TNL’s creditors to oppose to the operation, and there was no opposition within this period.
On February 17, 2005, TNL released a note to shareholders, related to the reduction of share capital, in which the Company announces to the shareholders that information is being prepared for the registration of Contax Participações with the BOVESPA, as well as to institute a program of American Depositary Receipts— ADRs of Contax Participações’ preferred shares with the NYSE.
On August 17, 2005, TNL and Contax Participações disclosed in a note to shareholders that the title of the issued shares of Contax Participações was transferred to the holders of the issued shares of TNL, on August 26, 2005. Thus, TNL’s shares were then negotiated as “ex-restitution of the capital in shares of Contax Participações” as of August 29, 2005. The BOVESPA authorized the listing and negotiation of Contax Participações’ shares on May 20, 2005.
TNL’s ADRs were negotiated at the NYSE “ex-restitution of the capital in ADRs of Contax Participações” as of August 30, 2005;. Contax Participações’ ADRs were delivered to the holders of TNL’s ADRs on September 06, 2005. As of August 31, 2005, Contax Participações’ shareholders were entitled to negotiate the ADRs that were credited to their names as a consequence of TNL’s capital reduction.

(b)	Other

➢	Pegasus Telecom S.A. (“Pegasus”), incorporated by Oi as mentioned before, engaged in the exploitation, operation, sale, project development, execution and provision of telecommunications services, in particular data transmission services, within Regions I, II and III.

Notes to the financial statements

➢	Companhia AIX de Participações (“AIX”) supplies the infrastructure of ducts for the installation of optic fiber cables along the highways in the State of São Paulo, providing these services to Telemar and Pegasus. AIX’s main objective is the participation in the Refibra Consortium, as leader. The Refibra Consortium was created to equalize the past due credits of the highway concessionaires and other creditors with Barramar S.A., a third party , which defaulted contracts signed as from 1998. Among the main creditors of Barramar S.A. were the shareholders of AIX—(Pegasus, Telesp and Alcatel) having the latter disposed of its participation to the other two shareholders in December 2003. Pegasus held a 18.1% participation in AIX, and increased its participation to 50% on December 16, 2003, and on December 31, 2003 transferred its participation to Telemar against book value (for details see Note 16);

➢	HiCorp Comunicações Corporativas S.A. (“HiCorp”), a wholly owned subsidiary of TNL, approved in an Extraordinary General Meeting held on October 15, 2004, the incorporation of TNL.Acesso, to simplify the corporate structure, and also altered the objective of the company to cover all internet activities, acting in the access provider market, services and electronic markets.

➢	TNL.Net Participações S.A.(“TNL.Net”), controlled directly by TNL, has as objective the participation in other commercial and civil companies, as partner, shareholder or quota holder, to explore by itself or other entities, activities related to the Internet in the country or abroad;

➢	Telemar Internet Ltda. (“Oi Internet”), a wholly owned Telemar subsidiary, has as objective providing internet access services and started its activities in January, 2005;

➢	Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a wholly owned subsidiary of TNL, since December 22, 2004, holds 37.66% of Telemar’s total capital, corresponding to 100% of the preferred shares previously owned by the Parent Company;

➢	TNL Trading S.A. (“TNL Trading”), a wholly owned subsidiary of TNL, which engages in the import and export of consumer goods to comply with covenants of loans signed in the past. Its operations are suspended since April 2005;

➢	TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly owned subsidiary of TNL, has as objective rendering telecommunications services in general. This company has not started operations yet;

➢	Coari Participações S.A. (“Coari”), constituted on July 31, 2000, has as objective the participation in other companies, commercial and civil, as partner, shareholder or quota holder, in the country or abroad; In December 2003, Telemar acquired 100% of Coari shares. This company has not started operations yet; and

➢	Calais Participações S.A. (“Calais”), constituted on July 31, 2000, has as objective the participation in other companies, commercial and civil, as partner, shareholder or quota holder, in the country or abroad; In December 2004, Telemar acquired 100% of Calais shares. This company has not started operations, yet.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)     Basis of presentation
The consolidated financial statements, which are used as the basis for determining income tax and mandatory minimum dividend calculations, have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law N° 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” (the Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the “Instituto dos Auditores Independentes do Brasil” (the Brazilian Institute of Independent Accountants,

Notes to the financial statements

or “IBRACON”). The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest. Under Brazilian GAAP, interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method, as of December 2003, the Company includes its 50% share of AIX income and expenses and assets and liabilities. Investments in businesses in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method.
The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the Parent Company, have been filed with the CVM in March 14, 2006. The financial statements presented herein do not include the Parent Company’s stand alone financial statements and are not intended to be used for statutory purposes.
The consolidation process for the balance sheet and the statement of operations accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the elimination of intercompany transactions and unrealized profits.
The statement of cash flows was prepared in accordance with SFAS 95 (See Note 3(n)), considering the main operations, which impacted the Company’s cash and cash equivalents and financial investments. This statement is divided into operating, investment and financial activities.
The financial information by business segment has been prepared for the year 2005 (segments fixed-line and mobile) and for the year 2004 (segments fixed-line, mobile and contact center). Because each segment is basically a different entity, the balances and results are already segregated. The differences refer to international long-distance services with the use of the “Código de Seleção de Prestadora—CSP 31” (selection operator code), billed by Oi under its authorization, but provided through Telemar’s fixed-line network and, therefore, considered as services of the fixed-line segment.

(b)	Consolidation principles
The consolidated financial statements include the financial statements of the direct subsidiaries Telemar, HiCorp, TNL.Net, Telemar Telecomunicações, TNL Trading, TNL PCS Participações, Contax Participações (until TNL’s capital reduction as mentioned in Note 1), of the indirect subsidiaries Oi, Pegasus (incorporated by Oi according to Note 1), Telemar Internet, TNL Contax (until the transfer of 100% of the shares held by TNL to Contax Participações as mentioned in Note 1), AIX, Coari and Calais (as of December 31, 2004). Additionally, the financial statements of AIX, entity under joint control with Telesp, were consolidated in proportion to Telemar’s 50% participation in its share capital. The main consolidation procedures are:

➢	Sum of the balances of the asset, liability, income and expense accounts, according to their nature;

➢	Elimination of the balances of the asset, liability and income and expense accounts, as well as income and expenses between the consolidated companies;

➢	Elimination of TNL’s interests in net shareholders’ equity of its subsidiaries; and

➢	Recognition of minority interests in shareholders’ equity and in net income.
On January 1, 2005, the companies Contax Participações and TNL Contax were excluded from the consolidated financial statements. (see details in Note 1).

3	SIGNIFICANT ACCOUNTING POLICIES
For the preparation of the financial statements it is necessary to use estimates to account for certain costs, assets, liabilities and other financial transactions. The Company’s financial statements include,

Notes to the financial statements

therefore, estimates referring to the useful lives of assets, provisions for contingent liabilities, determination of provisions for income tax and similar provisions. The real results may differ from the estimates. The most significant accounting policies used in the preparation of the financial statements are as follows:

(a)	Goodwill on downstream merger
On December 14, 1999, as permitted by Article 157 of Brazilian Corporate Law and CVM Instruction No. 31/84, 319/99 and 320/99 of the Comissão de Valores Mobiliários (“CVM”), the Brazilian equivalent of the Securities and Exchange Commission, Telemar Participações subscribed and paid in, through contribution of its investment and corresponding goodwill asset (the “Goodwill”) in TNL, 100% of the capital of a new entity, called “140 Participações S.A.”.
The objective of the downstream merger, or “legal reorganization”, was to comply with CVM Instruction No. 319/99. The Goodwill represented by the excess amount paid over the book value on the acquisition of TNL’s shares by Telemar Participações was R$2,464.787. The downstream merger assured the realization of the pre-existing tax benefit related to the Goodwill. The downstream merger of 140 Participações S.A. was approved by TNL’s shareholders on December 29, 1999, whereupon 140 Participações S.A. was merged into TNL. In the downstream merger, Telemar Participações S.A. shareholders received shares of TNL in exchange for their shares in 140 Participações S.A.
By effecting the downstream merger, the tax benefit of the amortization of the Goodwill was converted to a deferred asset (the “Deferred Charge”) considering that it is deductible for tax purposes.
According to CVM Instruction No. 349/00, the Goodwill had to be reduced to the actual amount of the tax benefit by means of a provision. Accordingly, TNL recorded a provision, representing 66% of the total goodwill, reducing the total Deferred Charge to R$824,060, i.e., 34% (statutory tax rate in Brazil) of the Goodwill. The Deferred Charge is amortized over 60 months and recorded as other operating expenses. The provision is realized in 60 months and the realization is recorded as other operating income. As the amortization expense of the Deferred Charge is deductible for tax purposes, and the realization of the provision is not taxable, TNL added-back the tax-effect in Note 8, where it shows a reconciliation of the statutory tax rate to the effective tax rate.
In accordance with Brazilian GAAP, TNL may issue shares (pro rata for both common and preferred shares) based on the different pricing criteria permitted by law to the contributing shareholder for the amount of the tax benefits recognized by TNL. However, the minority shareholders will be given the right to purchase (directly from the contributing shareholder) their pro rata share of this share capital increase at the same issue price, in order to prevent dilution.
(b)     Acquisition of Pegasus
On December 27, 2002, the Company signed a purchase and sale contract for 68.83% of Pegasus’ shares, increasing its total participation to 93.27%. The price was established based on two economic-financial appraisals prepared by specialized international institutes.
The Company acquired the remaining interest of 6.73% in February 2003, increasing its total participation to 100.00%. As a result of these acquisitions the Company recorded goodwill in the amount of R$420,481. The agreement provided for some conditions to adjust the purchase price, mainly related to adjustments due to unrecognized tax credits. As these credits were financially realized, the purchase price was adjusted accordingly.

Notes to the financial statements

(c)     Participation increase in AIX
The Company has a 50% interest in AIX, which engages in the provision of duct infrastructure for the installation of fiber-optic cables alongside the main highways of the State of São Paulo. On November 19, 2003, the AIX shareholders (Alcatel Telecomunicações S.A., Telecomunicações de São Paulo S.A.— Telesp, and Pegasus) approved the economic-financial appraisal of AIX prepared by an expert firm, including existing credits with Barramar S.A., the realization of which is contingent upon the future profitability of the Refibra Consortium. The profitability of this Consortium arises from the compliance with contracts for the use of ducts and networks of Telesp, Telemar and Pegasus. Based on this project, the Board of Directors of AIX, at a meeting held on November 20, 2003, decided to set up a provision for losses of R$157,400. On December 16, 2003, Alcatel sold its interest to Pegasus and Telesp, when Pegasus acquired 79.1% of those shares for R$1, recording a negative goodwill of R$53,955.
Simultaneously, Pegasus and Telesp increased AIX’ capital shares by capitalizing credits held in this company, in the amounts of R$59,816 and R$105,752. With this acquisition and capitalization of credits, Pegasus increased its interest from 18.1% to 50%.
On December 31, 2003, Pegasus sold to Telemar, its interest in AIX for book value.
In December 2004, the Board of Directors of AIX approved a further technical study on the potential of realization of the assets, prepared by third parties, and the provision for losses previously mentioned was increased by R$53,972. As a result, the negative goodwill was adjusted by R$17,358, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment.
The components of assets and liabilities, as well as revenues and expenses of AIX, were aggregated to the consolidated financial statements in proportion to Telemar’s participation in this company’s share capital.

Notes to the financial statements

The amounts of the main groups on AIX’ balance sheets at December 31, 2005 and 2004 and the respective income statements for the years ended on those dates, already considering Telemar’s proportional participation of 50%, are presented below:
Balance Sheets

	2005	2004

ASSETS

Current assets
Cash and cash equivalents	4,043	1,021
Accounts receivable	1,961	1,764
Other assets	969	447

	6,973	3,232

Long-term receivables
Credits receivable	71,041	76,503
Judicial deposits	366	356

	71,407	76,859

Permanent assets
Property, plant and equipment	20,626	21,437
Deferred charges	12,960	15,219

	33,586	36,656

Total assets	111,966	116,747

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Suppliers	7,260	5,187
Payable and deferred taxes	5,111	2,851
Other liabilities	288	1,537

	12,659	9,575

Long-term liabilities
Loans and financing	29,370	29,297
Other liabilities	2,398	2,019

	31,768	31,316

Deferred income	1,897	4,174

Shareholders’ equity
Capital	230,464	230,464
Accumulated losses	(164,822)	(158,782)

	65,642	71,682

Total liabilities and shareholders’ equity	111,966	116,747

Notes to the financial statements

Income statements

	2005	2004

Gross operating revenues	25,558	22,127
Deductions	(3,043)	(2,534)

Net operating revenue	22,515	19,593
Cost of services rendered	(9,317)	(11,887)

Gross Profit	13,198	7,706
Operating expenses
Selling	(4)	(22)
General and administrative	(3,009)	(2,879)
Other operating expenses, net	(2,265)	(1,354)

	(5,278)	(4,255)

Operating profit before financial results	7,920	3,451
Financial results	(7,538)	(9,003)
Operating income (loss)	382	(5,552)
Non operating expenses, net	(5,474)	(53,978)
Loss before income tax and social contribution	(5,092)	(59,530)
Income tax and social contribution	(949)	(172)

Loss for year	(6,041)	(59,702)

(d)     Financial Investments
Financial investments are recorded at cost plus accrued earnings, on a pro rata basis, up to the balance sheet date.
(e)     Accounts receivable
Accounts receivable from telecommunication services are valued by applying the rates on the date the service is provided. These receivables also include credits for services rendered but not yet billed up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year end or by estimates that take into account the performance for the previous month. The related taxes are similarly determined and accounted for on an accrual basis.
Late-payment interest is accounted for upon the issue of the first bill following the payment of the overdue bill.
Accounts receivable related to the sale of mobile handsets and accessories are accounted for upon the transfer of title at the realizable value.
(f)     Provision for doubtful accounts
This provision is recorded in order to recognize probable losses in relation to accounts receivable, considering the measures which are taken to restrict services provided to clients with bills due and to

Notes to the financial statements

collect those bills, starting when they are overdue for more than 60 days, increasing progressively, as follows:

		% loss
Overdue bills	Restriction of services / collecting process	provided for

Up to 60 days	Restriction to make calls	Zero
Between 61 and 90 days	Restriction to make and receive calls	40
Between 91 and 120 days	Disconnection after a 15-day warning	60
Between 121 and 150 days	Collection	80
Over 151 days	Collection	100
The calculation base for the provision includes amounts due by government entities, corporate clients and other telecommunication service providers, as well as the amounts arising from agreements with delinquent customers to settle their debts in installments. With respect to installment agreements, the amounts to be billed are determined according to the customer delinquency history. Accounts receivable more than 180 days overdue and the related provision are eliminated from the balance sheet.
(g)     Inventories
Inventories of maintenance materials are stated at average purchase cost, adjusted to replacement cost or realizable value when applicable. Inventories of materials for network expansion are stated at average acquisition cost and recorded as “Inventories for expansion” under Property, plant and equipment. Inventories of materials for resale are stated at average acquisition cost, adjusted to replacement cost or realizable value when applicable. Losses due to the difference between the cost of Oi handsets and sale prices are accounted for upon actual sale for prepaid, as these losses are considered client acquisition costs. The accounting criteria of these losses with postpaid mobile handsets are described in prepaid expenses.
(h)     Prepaid expenses
Subsidies for postpaid mobile handsets sold by Oi are recorded as prepaid expenses considering that they represent subscriber acquisition costs and amortized over a 12-month period since the customer agreement provides for reimbursement in the event of cancellation or migration to the prepaid system before completion of this period. Besides this, the mobile handsets do not have an economic value or other utilization, except to enable that the services of the contracted Oi plans be provided. The subsidy of prepaid clients is not deferred, because these plans do not have an early cancellation fee.
The amount of the activation fees paid by Oi to “Fundo de Fiscalização das Telecomunicações— Fistel” (telecommunication inspection fund) upon enabling new users activation was also recorded as prepaid expenses and taken to income over the average churn (retention) period. Since these fees are necessary to install the mobile terminals to be used by the Company’s clients, the Company considers them as subscriber acquisition costs.
Financial expenses paid in advance upon signing new loans and financing contracts are amortized in accordance with the term of the related contracts. Besides this, the premiums paid upon signing insurance policies are also treated as prepaid expenses and also amortized in accordance with the term of the related contracts.
Premiums on foreign exchange options, and prepaid commissions and fees related to the withdrawals of loans are amortized in accordance with the term of the related contracts.

Notes to the financial statements

(i)     Investments
Investments consist primarily of (i) investments in subsidiaries and jointly controlled companies, which are accounted for using the equity method, according to CVM Instruction N° 247/96; and (ii) fiscal incentives, which are accounted for using the acquisition cost method, restated up to December 31, 1995, less provisions for losses, to recoverability values, when considered necessary.
Under Brazilian GAAP, equity investments are investments in companies in which the Company has more than a 20% participation (voting or non-voting shares) and/or influence over the management, but without control. Equity accounting adjustments arising from gains and losses due to changes in the holding percentage in the share capital of investees are recorded in non-operating income (expenses), net.
(j)     Property, plant and equipment
The investment in property, plant and equipment is stated at original cost, indexed for inflation through December 31, 1995. Materials used for specific network expansion projects are stated at average original cost and are presented as “Construction-in-progress.” Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred.
Prior to January 1, 2000, according to instructions from the Ministry of Telecommunications, interest on construction-in-progress was calculated on a monthly basis at a rate of 12% per annum on the balances of construction-in-progress, and capitalized as part of property, plant and equipment until the asset was placed in service.
Interest capitalized, which exceeded interest expense on loans obtained to finance construction-in-progress, was recorded in a restricted capital reserve directly in shareholders’ equity.
Beginning January 1, 2000, the Company changed its interest capitalization policy on property and equipment in compliance with the CVM Rule N° 193/96, “Capitalized Interest on Financing of Construction-in-progress.” This rule requires interest to be capitalized on construction-in-progress at the actual rates represented by current loans. Since September 2002, the Company ceased the capitalization of interest in Telemar (fixed-line business segment), since the Company’s main investment program was completed and all new constructions have a short-term delivery. In Oi (mobile business segment), the capitalization ceased on December 31, 2002, when the network expansion was substantially completed.
Maintenance and repair costs that represent an increase in installed capacity of useful life are capitalized, while the remaining costs are charged to income for the year. To this date, the capitalization of such amounts has not been relevant in the context of the financial statements, considering that the major part of maintenance costs does not represent a real increase in the useful life and obsolescence is the main factor for determining the useful life.
Depreciation is calculated using the straight-line method considering the expected useful lives of the assets, based on the utilization, technical obsolescence and expert appraisals (Note 15 for depreciation rates and description of useful lives).
Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate.

Notes to the financial statements

(k)     Loans and financing
The loans and financing are restated according to monetary or exchange variation plus accrued interest up to the balance sheet date. Results from swap operations are determined and recorded on a monthly basis, regardless of the respective terms of settlement.
(l)     Payroll and related accruals
Vacation benefits payable to employees are accrued in proportion to the period vested.
Subsidiaries Telemar, Oi and TNL Contax have a profit sharing program. This program is granted to all employees who have been with the Company for at least 8 months (see details in Note 26).
(m)     Provisions for contingencies
Provisions for contingencies are recorded if contingent risks are considered as “probable losses” by the Company’s management and internal and external legal advisors. The amounts are recorded based on the estimates of the costs of the claims’ outcome. The bases, amounts involved and nature of the main provisions are described in Note 22.
(n)     Employee benefits
The Company sponsors pension plans for its employees. Those plans (PBS-A, PBS-Telemar and TelemarPrev) were administered by Fundação Sistel de Seguridade Social— “Sistel” (Sistel Foundation for Social Security) up to January 12, 2005, when PBS-Telemar and TelemarPrev plans’ management was transferred to a new private social security fund management named Fundação Atlântico de Seguridade Social. Costs are recorded in the financial statements according to CVM Deliberation N° 371/00, specifically, in the case of the defined benefit plans (PBS-A and PBS-Telemar), during the working period of the participating employees and, in the case of the defined contribution plan, according to the monthly contributions based on actuarial calculations approved by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans). This pronouncement was adopted by the Company as from the year ended December 31, 2001.
Although, the plans’ assets exceed the actuarial liabilities at December 31, 2004 and 2003, the excess will not be recognized, as the reimbursement is not determined in the plans’ by-laws.
Vacation benefits payable to employees are accrued in proportion to the period vested.
The Company has a profit sharing program, granted to all employees who have been with the Company for at least eight months (see details in Note 27(b)).
(o)     Gross operating revenues
Operating revenues are recognized at the time the services are rendered or the ownership of the goods is transferred. Services provided between the last billing date (“cycle”) and the end of each month (“rendered but not yet billed”) are measured based on the performance of the previous month and recognized in the month of accrual.
Operating revenues include network rental to other companies or providers, service tariffs based on the number and length of calls (tariffs for local and long-distance calls are based on the time and length of the calls and the distance involved) network services, interconnection, maintenance fees and other value-added services. They also include telephone installation fees and prepaid calling cards. Management believes that the installation fees should not be deferred since the margins are very low. Revenues from prepaid calling cards, used for public telephones, are recognized when the cards are sold and the related costs are recognized when incurred. Due to the turnover of these cards, their

Notes to the financial statements

impact on the financial statements would not be material. Revenues from calls made by mobile prepaid handsets are recognized upon effective utilization of the credits.
Revenues from the use of Telemar’s and OI’s networks by other providers are recorded based on a “Documento de Tráfego— DETRAF” (document for declaration of traffic and provision of services) issued by a third party. Besides this, Anatel’s rules on measuring revenues are followed.
(p)     Interest income and expenses
These refer basically to interest and monetary and exchange variations on financial investments, loans, financing, debentures and derivatives, which are calculated and accounted for on an accrual basis.
Pursuant to the law, interest on own-capital to be applied to minimum and statutory dividends were accounted for as “Financial expenses” and “Financial income”, and reversed to “Retained earnings” at Telemar and “Investments” at TNL, as they are in essence distribution of income. In order not to distort financial indices and enable the comparison between periods, these reversals are stated in the financial income and expenses accounts together with the original accounts.
(q)     Income tax and social contribution
Provisions for deferred and payable income tax and social contribution on temporary differences are recorded at the combined base rate of 34%. Prepaid income tax and social contribution are recorded as “Deferred and recoverable taxes”. Tax credits arising from tax loss carryforwards are recognized as tax assets when future taxable income, discounted to present value, are sufficient to recover these tax credits. The amount of the tax credit recognized is limited to a ten year period forecast. The technical forecast is approved by management, pursuant to CVM Resolution N° 273 and CVM Instruction N° 371 (See Note 13).
(r)     Statement of cash flows
Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information, is optional.
Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS N° 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. The statements of cash flow are included in the Brazilian GAAP financial statements using the presentation basis of US GAAP.
(s)     Use of estimates
The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.
(t)     Cash and cash equivalents
Cash and cash equivalents are considered to be all highly liquid investments with an original maturity of three months or less at date of acquisition.

Notes to the financial statements

(u)     Foreign currency transactions
Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are generally included in results of operations as incurred.
(v)     Intangible assets
Intangible assets consist of (i) the wireless authorization (license), acquired by the wireless telecommunications subsidiary, Oi, which is amortized using the straight-line method over the license period of 15 years; (ii) goodwill related to the excess of the acquisition cost over the book value of acquired investment, which is amortized on a straight-line basis over a five-year period; and (iii) negative goodwill related to the participation increase of the investment in AIX, amortized as of January 1, 2004 on a straight-line basis over a five-year period, based on an economic feasibility study.
(w)     Deferred charges
Under Brazilian GAAP, pre-operational costs are deferred until de start-up of the operations, at which time these costs are amortized on a straight-line basis over a minimum period of 5 year, based on economic feasibility studies.
(x)     Derivatives
The Company has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange and interest rates. The company employs risk management strategies using a variety of derivatives including cross-currency interest rate swaps, forwards and options. The Company does not hold derivatives for trading purposes.
Under Brazilian GAAP, results from swap operations are determined and recorded by comparing contractual exchange rates to period-end exchange rates, when applicable, regardless of the respective terms for settlement. Gains on options and forward contracts are recorded in interest income when the contracts expire while losses are recorded currently against income.
(y)     Dividends and interest on own-capital
Dividends and interest on own-capital are recorded at year-end based on the amount proposed by management, which is expected to be approved at the next Annual Shareholders’ Meeting.
(z)     Advertising and marketing costs
Advertising and marketing costs are expensed as incurred.
(aa)     Earnings per share
Earnings per share is computed based on Brazilian GAAP net income and the number of shares outstanding at the end of each year.

Notes to the financial statements

4	GROSS OPERATING REVENUES

	2005	2004	2003

Fixed-line telephone services
Local services:
Monthly subscription fees	6,644,723	5,966,437	5,308,979
Pulses (metered service)	2,690,745	2,673,524	2,948,226
Fixed-to-mobile calls VC1	2,662,498	2,763,058	2,598,065
Collect calls	82,078	102,464	128,118
Installation fees	39,579	58,511	80,589
Other revenues	20,712	17,676	10,555

	12,140,335	11,581,670	11,074,532
Long-distance services
Intra-sectorial	1,886,476	1,644,606	1,402,274
Intersectorial	597,740	615,501	569,251
Interregional	652,745	610,872	300,920
International	81,201	106,986	80,890
Fixed-line to mobile calls VC2 and VC3	576,969	683,304	610,275

	3,795,131	3,661,269	2,963,610
Other fixed-line services
Prepaid calling cards for public telephone	1,111,055	1,017,198	808,440
Advanced voice (basically 0500/0800)	239,906	218,908	241,514
Additional services	547,001	492,235	422,816

	1,897,962	1,728,341	1,472,770
Mobile telephone services
Monthly subscription fees	461,290	333,317	191,068
Originating calls	957,039	592,350	287,695
Sale of mobile handsets and accessories	767,319	747,834	598,421
National roaming	45,907	29,265	11,366
International roaming	74,966	77,482	52,358
Additional services	181,219	110,626	42,753

	2,487,740	1,890,874	1,183,661
Remuneration for the use of the fixed-line network
Fixed-line to fixed-line network use	789,950	913,908	1,042,002
Mobile to fixed-line network use	245,488	258,819	234,322

	1,035,438	1,172,727	1,276,324
Remuneration for the use of the mobile network
Fixed-line to mobile network use	191,720	120,858	61,984
Mobile to mobile network use	74,314	100,296	108,381

	266,034	221,154	170,365
Data transmission services
ADSL (“Velox”)	669,549	385,276	128,071
Transmission (“EILD”)	401,110	338,127	291,491
Dedicated line service— SLD	283,308	324,875	345,344
IP Services	261,807	233,876	206,971
Switching packs and frame relay	249,224	204,270	134,159
Other services	196,017	121,183	77,941

	2,061,015	1,607,607	1,183,977

Notes to the financial statements

	2005	2004	2003

Contact center		255,923	93,806
Other services	2,804	5,012	7,890

Gross operating revenue	23,686,459	22,124,577	19,426,935
Value added and other indirect taxes	(6,613,965)	(6,060,820)	(5,241,555)
Discounts and returns	(325,100)	(222,047)	(182,576)

Net operating revenue	16,747,394	15,841,710	14,002,804

Description of services
(a)     Fixed-line services
(i)     Local
The monthly subscription fee includes a franchise of 100 free pulses. The measured services include all calls originating and destined in one single local area in Region I, and refers to the pulses in excess of the monthly subscription. Pulses are measured every 4 minutes and only charged if the call is completed. However, charging of the pulses can vary from 1 second to 4 minutes. On weekdays between 00:00 hr and 06:00 hrs, Saturdays from 14:00 hr to 20:00 hr and Sundays and holidays, only one pulse is charged, independent of the duration of the call.
The Company also offers to corporate clients with PABX systems the direct dial service (direct transfer of external calls to extensions). For companies who need a large numbers of lines, the Company offers digital trunk services, increasing speed and optimizing the client’s telephone system.
The Company provides several other local complementary services, among which voice mail, follow-me, calls on hold, transfer of calls, conference calls, quick dial and call identification as well as value added services, such as ISDN (“DVI”), that allows voice, data, image and sound transmission supported by a single digital line, enabling the customer to simultaneously use, for example, voice transmission and the internet.
In August 2002, the Company received authorization to provide local services in Regions II and III, however, these revenues are not significant.
(ii)     Fixed-line to mobile calls
These refer to calls made by fixed-line telephone customers to mobile telephone customers. These services also include collect calls from mobile customers to fixed-line customers.
(iii)     Long-distance
Each State in the Company’s operating region is divided into a number of local areas. Calls from one local area in the region to another one are referred to as “intra-regional”. Intra-regional services include intra-sectorial and intersectorial calls (between two different sectors, even within the same State).

➢	Intra-sectorial and intersectorial long-distance services
Until July 1999, Embratel was the only provider of interstate long-distance services. On that date Anatel increased competition between providers of fixed-line long-distance calls to require the client to choose provider for every long-distance call by dialing the “Código de Seleção de Prestadora— CSP” (Provider Selection Code) before the telephone number. In July 1999, together with the implementation of the numbering plan, Embratel started to provide the interstate long-distance service throughout the country, including the States of Region I, and Telemar started to provide interstate long-distance services between the States in Region I.

Notes to the financial statements

➢	Interregional long-distance services
The interregional long-distance service corresponds to calls originated and completed between Regions of different concessions. After achieving some of the universal service targets in the second quarter of 2002, Telemar started to provide interregional long-distance services in Region I in July 2002, and services originating in the Regions II and III in February 2003. Therefore Telemar signed interconnection contracts with the other two providers of local fixed-line telecommunications, to interconnect their networks, directly.
Besides this, since July 2002 Telemar provides international long-distance services originating in Region I, under the license acquired by Oi, although the fixed-line customers access such services using the CSP 31 code. To this end, the Company entered into a number of international agreements in order to interconnect its network to the networks of the main telecommunication providers abroad.
(iv)     Prepaid calling cards for public telephones
Telemar has and operates public telephones throughout Region I. At December 31, 2005, Telemar had approximately 615,920 public telephones in service (2004—663,180), all of them to be used with prepaid cards (unaudited numbers).
(v)     Advanced voice
This refers to the 0300, 0500 and 0800 services, whereby business activities are offered through a telephone number. Subscribers or companies offering such businesses are charged according to previously agreed-upon tariffs.
(vi)     Additional services
Refer to other services rendered, such as line change and rearrangement, 102 (directory queries), call restrictions, follow me, answering machine, calls on hold, among others.
(b)     Mobile telephone services
Revenues from mobile telecommunication services include: (I) utilization rates for calls made and value added services, such as internet access, data transmission, short messages (SMS), transfer of calls, calls on hold and call-restrictions; (ii) monthly subscription; (iii) roaming; and (iv) sale of mobile handsets and accessories. The postpaid services include answering machine, caller ID, conference call, follow-me, calls on hold and special services according to the type of handset, such as WAP and GPRS. The services offer reduced tariffs during certain hours of the day.
WAP is a service and contents channel available to the clients. Some of its features are: sending and receiving e-mails, forming contact groups, on-line banking and ticket sales, among others. WAP can also be used in the internet to organize personal activities or start contact groups.
Depending on the type of handset, clients have access to the GPRS service, available in the main municipalities in Region I. This service allows internet access via mobile telephones, laptops or palmtops, making it possible for the client to access the internet and attending telephone calls at the same time.
Postpaid service customers pay a monthly subscription fee and services are billed on a monthly basis, while prepaid service customers buy cards, which prices vary according to the number of minutes to be utilized. These cards are valid for a predetermined period after installation.
In Brazil, fixed-line services are offered under the “caller pays” system, whereby subscribers only pay for the calls they make, in addition to roaming rates.

Notes to the financial statements

Tariffs vary according to the service plan and call origin, destination and duration. The minimum billing unit is 30 seconds, even when the call lasts less than 30 seconds. After the first 30 seconds, customers are billed for every additional 6 seconds.
Oi also earns revenues from roaming agreements with other national and international mobile telecommunication providers.
The break-down of Oi’s revenues is as follows:
(i)     Monthly’s subscription fees and originating calls
This comprises service tariffs base don the number and duration of local and national long-distance calls, as well as revenues from subscriptions to postpaid plans.
(ii)     Sale of mobile handsets and accessories
This refers to the sale of mobile handsets, sim-cards and accessories.
(iii)     National and international roaming
Revenues from roaming agreements with other providers of national and international mobile telecommunication services. If a subscriber of another mobile telecommunication provider originates a call in Region I, that other provider pays a contractual rate as agreed upon with Oi, and vice versa. When the Oi subscriber makes these calls, the rate is charged to the subscriber.
(iv)     Additional services
These comprise mainly infrastructure sharing and other value-added services, such as sending text messages.
(v)     Data transmission services
Refer substantially to the data transmission services (EILD), especially to data transmission in Regions I, II and III.
(c)     Remuneration for the use of the fixed-line network
Telemar has interconnection and voice traffic agreements with providers of fixed-line, mobile cellular, mobile personal and special mobile telecommunication services. Telecommunications providers must provide interconnection services without discrimination. Although subject to some regulation requirements, the terms of the interconnection agreements are freely negotiated between the parties, but reviewed and ratified by Anatel. If the parties cannot reach an agreement, Anatel, at the request of one of them, determines the terms of the agreement, using arbitrage. If Anatel does not approve any of the agreement provisions, it can request alterations as a condition for ratification.
The use of Telemar’s network is closely related to competition in the long-distance market. Telemar’s main clients for these services are long-distance providers, which utilize the network to offer this type of service, paying different tariffs for it depending on the type of network utilized, whether local or long-distance. Whenever Telemar gains market share from its long-distance competitors, Telemar’s revenues from long-distance service increase, while network usage revenues decrease, but the net result is positive, due to the difference in rates between the two types of service.
Although Telemar has two concessions and separate accounting records (local and long-distance), the parent company’s financial statements are for one legal entity, and there is no disclosure of the transactions between the two concessions, as for example the amounts referring to “Tarifa para Uso da Rede Local—TU-RL” (Tariff for the use of the local network) which would be charged by the local

Notes to the financial statements

concession to the long-distance concession. The revenues and expenses between Telemar and Oi are also eliminated upon consolidation.
(d)     Remuneration for the use of the mobile network
Oi’s mobile-telephone network is directly interconnected to the national and international long-distance fixed-line networks of all companies operating in Region I and all providers of mobile telecommunications of bands A, B and E in Region I, and band D in Regions II and III, therefore offering customers automatic access to roaming services when traveling in areas in Brazil were mobile telephone services are available, utilizing GSM (Global System Mobile) technology. Most revenues from the growth in the prepaid service subscriber’s base correspond to interconnection rates charged when clients of other fixed-line or mobile telephone providers utilize the network to complete a call to Oi’s clients in Region I.
With the migration of the main part of the mobile telephone providers to the “Serviço Móvel Pessoal—SMP” (personal mobile service), in July 2003, which allows the clients to select the CSP of a long-distance provider, a change in the remuneration system for the mobile network occurred. Under this new methodology, the compensation criteria between the mobile telephone providers became effective, that is, if the traffic between the two providers is between 45% and 55% of total traffic, reducing on one hand, revenues of services, and on the other hand, interconnection costs.
(e)     Data transmission services
Telemar provides to its corporate clients several personalized high-speed data transmission services. The data transmission services include the interconnection between local area networks with data transmission speeds of 34Mbps and 155 Mbps, video-conference, video/image transmission, multi-media applications and dedicated and dial-up internet access through internet providers, as well as private network services which enable its clients to choose networks like intranet and extranet. Telemar also provides dedicated line services, leasing these lines to other operators, internet providers and corporate clients. Other telephone operators, especially mobile, lease from Telemar trunk lines to use in their independent networks (EILD).
Data transmission services are rendered utilizing Telemar’s regional data transmission network and multiple service network platform and Pegasus’ national radio and optic fiber network (incorporated by Oi according to Note 1).
Telemar renders broadband internet access services using ISDN and ADSL technology in the main cities of Region I. ISDN lines for residential customers are offered as from January 2000, and ADSL subscriptions for small and mid-size companies as from April 2001. Over the past few years, Telemar has given special emphasis to the sale of the ADSL service, named “Velox”, to enable internet access in the residential segment. The ADSL technology enables high-speed transmission of data and voice via only one pair of copper lines on the access network. As the voice transmission over telephone lines utilizes only one of many possible band frequencies, the remaining bands can be used for data transmission.
An ADSL modem is installed on the customer’s conventional line, which is connected to a DSLAM (“Digital Subscriber Line Access Multiplexer”) at the telephone station. Customers can simultaneously use the telephone line and the internet and pay a subscription fee for the use of the modem, as well as a fixed monthly subscription fee, irrespective of the length of their connections to the internet.
Data transmission tariffs are set exclusively as a function of competition and are not regulated by Anatel.

Notes to the financial statements

(f)     Rate and tariff adjustments (indexes unaudited)
Telecommunication service rates are subject to comprehensive regulations. The concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit based on a weighted average of the rates for a basket of local, long-distance services. The interconnection tariffs are also adjusted annually.
On July 12, 2004, fixed-line telecommunications companies reached an agreement with the Ministry of Communications in order to charge the 2003 adjustment difference in two installments. Under this agreement, the service basket will be adjusted by 4.37% in September and 4.19% in November 2004.
On June 30, 2005, pursuant to Acts no. 51.300/301, Anatel ratified the following rate adjustments:
Installation fee: 7.27%
Subscription: 7.27%
Local pulse: 7.27%
Prepaid calling card credits: 7.37%
Long-distance basket: 2.33%
TU-RL: -13.32%
TU-RIU: 2.94%
These readjustments became effective as of July 1, 2005. Until the present date there is no decision whatsoever suspending or canceling these new readjustments.

	Average tariffs in reais
	(with taxes)

	Current	Previous

Local Service
Installation fee	33.80	31.51
Residential subscription	39.87	37.17
Non-residential subscription	65.80	61.34
PBX subscription	56.13	52.33
Local pulse (average)	0.15240	0.14210
Prepaid calling card credits	0.11650	0.10850
Long-distance (Km)(*)
0–50	0.37575	0.37586
50–100	0.49313	0.49461
100–300	0.53463	0.50825
+ 300	0.58872	0.56369

(*)     Weighted average tariffs for traffic of minutes of long distance calls.
The estimated average amounts for the tariffs of the fixed-line to mobile services (VC1, VC2 and VC3), including tax, are:

➢	VC1 = R$0.7163

➢	VC2 = R$1.3408

➢	VC3 = R$1.5256
The value of VC1, presented above, corresponds to the restatement (7.99%) authorized by Anatel on July 15, 2005. The value of the VC2 and VC3 tariffs for SMP were not restated in 2005.

Notes to the financial statements

The main service tariffs of Oi’s most popular plan (Oi 40) are:

Amounts in reais
(with taxes)

Subscription fee (with a 40 minute free franchise)	R$36.34 fixed per month
Mobile-to-fixed and mobile-to-mobile (postpaid)	R$0.79 per minute
Mobile-to-fixed and mobile-to-mobile (prepaid)	R$1.02 per minute
Call addition—calls to different city codes	R$1.03 per call
On August 1, 2005, the federal alternate judge of the 2nd Court in Brasília, granted the requested injunction to determine Anatel to change its policy of stop charging the monthly basic subscription fee for the Switched Fixed Telephone Service, and to inform all telephone concessionaires in Brazil to act the same way, under the penalty of a daily fine in the amount of R$100 for each part that does not comply with this order.
On August 4, 2005, the alternate judge of the 2nd Court in Brasília, granted a decision relating to the reconsideration request filed by “Agência Nacional de Telecomunicações—Anatel”, canceling the injunction, which prevented the charging of the basic monthly subscription fee for fixed lines. That decision re-established the terms of the concession agreements.

5	COSTS OF SERVICES AND OPERATING EXPENSES—BY NATURE

	2005

	Costs of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	2,929,692	56,542	227,578	3,213,812
Interconnection(ii)	2,393,539			2,393,539
Network maintenance(iii)	1,046,217			1,046,217
Cost of handsets and accessories(iv)	835,468			835,468
Rental and insurance(v)	519,152	4,266	88,824	612,242
Personnel(vi)	202,064	176,886	215,493	594,443
Sales commissions(vii)		577,801	2,020	579,821
Provision for doubtful accounts		505,728		505,728
Other third party services	75,337	165,235	193,901	434,473
Call center operation (Note 1)		388,203		388,203
Postage and billing costs		371,680		371,680
Advertising(viii)		291,808		291,808
Electricity	249,063	8,302	19,372	276,737
Materials(ix)	187,134	33,147	8,250	228,531
Consultancy and legal counseling	6,775	14,745	167,197	188,717
Costs of materials for resale	121,958			121,958
Data processing	8,959	1,986	143,996	154,941
Third party print and clearing services		62,391		62,391
Other costs and expenses(x)	220,479	21,505	17,488	259,472

Total	8,795,837	2,680,225	1,084,119	12,560,181

Notes to the financial statements

	2004

	Costs of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	2,974,415	61,821	197,436	3,233,672
Interconnection(ii)	2,516,535			2,516,535
Network maintenance(iii)	879,888			879,888
Cost of handsets and accessories(iv)	932,153			932,153
Rental and insurance(v)	450,988	5,058	88,099	544,145
Personnel(vi)	679,258	199,070	220,344	1,098,672
Sales commissions(vii)		367,611		367,611
Provision for doubtful accounts		564,302		564,302
Other third party services	84,585	130,936	142,243	357,764
Postage and billing costs		267,485		267,485
Advertising(viii)		251,846		251,846
Electricity	174,952	5,832	13,607	194,391
Materials(ix)	154,925	32,530	9,369	196,824
Consultancy and legal counseling	13,557	17,442	148,943	179,942
Costs of materials for resale	92,576			92,576
Data processing	12,862	3,044	117,168	133,074
Third party print and clearing services		47,092		47,092
Other costs and expenses(x)	159,753	28,188	12,511	200,452

Total	9,126,447	1,982,257	949,720	12,058,424

	2003

	Cost of
	services and		General and
	goods sold	Selling	administrative	Total

Depreciation(i)	3,197,976	62,241	186,016	3,446,233
Interconnection(ii)	2,531,073			2,531,073
Network maintenance(iii)	789,422			789,422
Cost of handsets and accessories(iv)	740,918			740,918
Rental and insurance(v)	399,215	7,305	52,959	459,479
Personnel(vi)	512,073	204,544	198,153	914,770
Sales commissions(vii)		235,035		235,035
Provision for doubtful accounts		597,598		597,598
Other third party services	74,292	108,452	105,413	288,157
Postage and billing costs		225,938		225,938
Advertising(viii)		200,227		200,227
Electricity	139,323	4,933	10,855	155,111
Materials(ix)	96,776	17,554	5,621	119,951
Consultancy and legal counseling	6,958	19,423	174,673	201,054
Cost of materials for resale	76,782			76,782
Data processing	11,112	3,702	80,649	95,463
Third party print and clearing services		36,264		36,264
Management fee			25,430	25,430
Other costs and expenses(x)	108,622	15,401	15,543	139,566

Total	8,684,542	1,738,617	855,312	11,278,471

Notes to the financial statements

As commented in Note 1, Contax Participações’ share control was transferred from TNL to Telemar Participações in December 2004. As a consequence, Contax Participações results for the year 2005 are not consolidated.

(i)	Depreciation costs of transmission and switching equipment slightly decreased as a result of an increase in the amount of fully depreciated Telemar equipment, partially offset by the depreciation of the new investments made in fixed assets.

(ii)	Interconnection costs refer essentially to rates charged by the other mobile telephone providers for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3). The decrease in expenses which occurred in 2005 is mainly justified by the amount of R$96,937 (R$71,495 in Telemar and R$25,442 in Oi,), which is related to the negotiations with other long distance service providers (VU-M expense) for the termination of claims. Additionally, costs incurred using the fixed-line networks of other operators, were impacted by a 13% decrease in TU-RL, due to the use of the productivity indexes as indicated in the concession agreements.

(iii)	Network maintenance costs are substantially expenses arising from contracting network maintenance services, without increasing the useful life. The increase in expenses is a consequence of the expansion of the installations of Velox, expansion of the subscriber base of Oi’s mobile telephone network, as well as higher expenses with the external network, caused by changes in profiles of contracted companies, as far as renegotiations are realized.

(iv)	Refers to the cost of selling mobile handsets, simcards and Oi accessories.

(v)	Costs relating to rental and insurance include basically the amounts which are being paid for the rental of circuits, mobile platforms, posts of electricity companies, satellites, rights of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers.

Telemar has a network rental agreement with Oi to provide switched fixed-line telephone services through Wireless Local Loop—WLL technology, which expenses in 2005 totaled R$81,253 (2004—R$84,356).

In August 2005, Telemar and Oi signed an agreement for the reimbursement of costs related to the cession of network for the foment of long distance fixed-line telecommunications, outside of Region I. The reimbursement in the amount of R$84,979, refers to discounts granted by Oi for inter-regional and international calls, made by Telemar’s corporate customers in Regions II and III.

(vi)	The reduction in personnel costs is directly related to the fact that the results of the same nature relating to Contax Participações (2004—R$486,925) are not included in 2005 due to the spin-off, as explained before.

(vii)	Refer to HiCorp’s expenses with Internet access providers, besides sales commissions paid by Telemar and Oi to TNL Contax, among other sales agents and dealers. The increase in the period is related to the fact that the balances of the transactions with TNL Contax are no longer being eliminated upon consolidation, as commented before.

(viii)	The increase in expenses is related to commercial campaigns implemented by Telemar, specifically with respect to the product “Velox”, and the introduction of Oi Internet. Additionally, Oi has been strongly advertising its brand name, sponsoring and merchandising several sports and fashion events, and television programs, nationwide.

(ix)	Materials costs refer substantially to materials used in network maintenance, not increasing the useful life of the assets, besides fuel and lubricant expenses.

Notes to the financial statements

(x)	This relates primarily to the Fistel fee on the installation of lines and on network equipment maintenance, indemnities, donations and fines.

6	OTHER OPERATING EXPENSES, NET

	2005	2004	2003

Provisions for contingencies(i)	(574,256)	(613,541)	(150,340)
Taxes(ii)	(344,851)	(339,786)	(301,957)
Fines on late-payments (Note 11)	173,987	164,868	140,205
Rental of infrastructure(iii)	163,092	108,551	94,471
Recovered expenses(iv)	97,553	251,866	295,238
Amortization of goodwill on acquisitions (Note 18)	(76,269)	(75,062)	(75,062)
Amortization of deferred charges (Note 19)	(67,489)	(68,181)	(68,226)
Equity accounting adjustment(v)	53,964	119,046	74,006
Employees’ profit sharing (Note 26(b))	(50,682)	(110,885)	(118,389)
Technical and administrative services	41,720	58,737	56,665
Fines	(35,908)	(30,714)	(66,304)
Bonuses/rebates obtained(vi)	30,751	42,110	96,536
Amortization of negative goodwill on acquisition of AIX	6,451	28,149
Amortization of downstream merger goodwill (CVM 349) (vii)		(451,878)	(492,958)
Reversal of provision for downstream merger goodwill (CVM 349)(vii)		298,239	325,353
Agreement with Embratel(viii)		54,848
Other, net	(136,999)	(71,724)	(41,727)

	(718,936)	(635,357)	(231,889)

(i)	The main variations occurred in expenses with contingencies refer to the reassessment of amounts involved in all pending labor and civil claims, in particular those related to severance payments, as well as to the significant increase in the number of labor claims (see (ii) and Note 22 for details).

Additionally, ANATEL issued assessment notices to the Company for non-compliance with customer service targets. In 2004, such assessments amounted to R$77,217 (2004—R$69,574). TMAR’s management has taken actions to reopen certain customer service locations in order to avoid new assessments of this type and has also entered into a customer service agreement with the national post office.

(ii)	In the year ended December 31, 2005, subsidiaries Telemar, Oi and Pegasus (incorporated by “Oi”, see Note 1) recorded R$217,382 (2004—R$191,486) referring to the “Fundo de Universalização de Serviços de Telecomunicações—(fund for universal telecommunication services) and the “Fundo Tecnológico das Telecomunicações Brasileiras—Funttel” (fund for the development of brazilian telecommunications technologies).

As for the Fust, since December 2003 until December 2005, in virtue of the publication of Anatel’s Decision, these contributions corresponded to 1.5% of gross operating revenues from telecommunication services, excluding revenues of EILD and interconnection, ICMS, PIS, COFINS and obtained discounts. As of January 2006, according to the issue of Anatel’s docket No. 1 (afterwards converted to docket No. 7), the calculation basis for determining the Fust changed, no longer excluding revenues relating to EILD and interconnection from it.

Since January 2006, Telemar has been depositing the Fust contribution in court under writ of mandamus no. 2006.34.00.000369-4 of the 7th Federal Court of the legal section of the Federal

Notes to the financial statements

District according to Anatel’s docket, published on December 19, 2005. That norm established the levy of the referred contribution on amounts received as interconnection and network remuneration and prevents the deduction of these costs from the calculation basis of said contribution. The filed Writ of Mandamus discusses the constitutionality of the contribution, Anatel’s docket and its retroactive application. The injunction has not yet been granted because Anatel’s information is still pending.

Because the Ministry of Telecommunications has not yet formalized the procedures for determining and paying the Funttel contribution, Telemar and Oi have been provisioning the difference between the amounts payable to Funttel, determined according to the criteria in force before December 2003 and the new calculation method applicable as of that date, in virtue of the publication of Anatel’s decision for the Fust, as mentioned above. According to management, Funttel should be determined and paid, based on the same criteria as for the Fust, considering the nature and similarity of both contributions.

Additionally, for consolidated results presentation purposes, there is a reclassification to this line item of the value of the taxes ISS, PIS and COFINS on intragroup revenues which were eliminated upon consolidation, totaling R$58,124 in 2005 (2004—R$81,010).

Additionally, in 2004, Anatel issued assessment notices to the company for non-compliance with customer service targets, in the amount of R$69,574. In 2005, R$77,217 were recorded as an estimate of Anatel’s fines for not meeting the indicators of the General Quality Targets Plan for the period of January 2000 to October 2005.

(iii)	This refers to rental charged to wireless telecommunications suppliers for the use of Telemar and Oi buildings and infrastructure and the installation of radio base stations “Estação de Rádio Base—ERB’s”. The growth in other operating revenues is related to the expansion in the wireless network in Region I.

(iv)	Recovered expenses refer substantially to the recovery of ICMS, PIS and COFINS credits unduly paid in previous years, in the amount of R$20,364 (2004—R$65,343), as well as renegotiation of debts with suppliers in the amount of R$13,334 (2004—R$18,732).

In 2004 R$76,140 were recovered, referring to the reversal of the provision for ICMS-Agreement 69/98, charged to inactive and delinquent customers, as disclosed in Note 20.

(v)	Refers to equity method accounting adjustments mainly due to fiscal incentives and prescribed dividends.

(vi)	Refers to bonuses and rebates obtained from suppliers of Oi handsets in accordance with the terms of the agreements as a result of compliance with handset purchase volume conditions.

(vii)	Refers to the amortization of the goodwill on the downstream merger described in Note 3(a). The tax benefit of the amortization is passed on to Telemar Participações via issue of shares in the following year. It also includes the realization of the provision for goodwill reduction to the amount of the tax benefits to be earned. The tax benefits arising from this operation were fully realized until December 31, 2004.

(viii)	As discussed in Note 11, on November 30, 2004 an agreement was reached with Embratel extinguishing all administrative and legal proceedings between the parties. As a result, R$54,848 were recognized relating to favorable outcome in several claims.

Notes to the financial statements

7	INTEREST INCOME (EXPENSES)

	2005	2004	2003

Interest income
Interest on marketable securities(i)	542,671	497,031	351,795
Interest on receipts of overdue bills (Note 9)	167,324	142,418	104,622
Financial discounts obtained(ii)	151,736	51,907	28,329
Interest and monetary variations on other assets substantially recoverable taxes	38,094	58,569	121,354
Other	8,424	25,882	169

	908,249	775,807	606,269

Interest expenses
Derivative results(iii)	(1,593,751)	(1,100,571)	(2,417,377)
Interest on loans payable to third parties	(536,859)	(608,271)	(633,193)
Monetary/exchange variations on loans payable to third parties(iii)	836,057	453,046	1,427,678
Monetary restatement of provisions for contingencies	(259,848)	(296,368)	(277,536)
Withholding tax on financial operations and bank charges, including CPMF(iv)	(326,106)	(252,331)	(243,366)
Interest on own-capital(v)	(395,395)	(242,814)	(629,259)
Reversal of interest on own-capital(v)	395,395	242,814	629,259
Interest on debentures (Note 24)	(228,575)	(188,582)	(277,419)
PIS, COFINS and IOF on financial income	(111,461)	(130,002)	(133,231)
Interest on refinanced taxes—REFIS (Note 22)	(93,051)	(82,809)	(111,876)
Monetary restatement of interest on own-capital/dividends proposed		(24,023)	(8,223)
Amortization of option premiums			(3,290)
Interest and monetary variations on other liabilities	(54,568)	(46,547)	(3,783)
Other	(117,824)	(140,615)	(102,960)

	(2,524,302)	(2,417,073)	(2,784,576)

Total	(1,616,053)	(1,641,266)	(2,178,307)

(i)	Financial income basically represents interest on financial investments, primarily investments in “Certificados de Depósitos Bancários—CDB”, repurchase operations and investment funds in local currency (Note 10).

(ii)	Refer basically to discounts obtained from advances to suppliers, as well as from the acquisition of tax credits at a discount.

(iii)	In 2005, the Real appreciated 13.40% against the Dollar (2004—8.85%).

(iv)	The subsidiary TNL Trading constituted a provision for the tax assessment arising from the non collection of income tax on remittances abroad, occurred in years 2000, 2001 and 2002 in the amount of R$35,676. Additionally, spontaneous R$14,610 were collected relating to years 2003, 2004 and 2005. In April 2005, a payment in the amount of R$40,079 was made, regarding this matter.

(v)	Considering the tax benefit introduced by the amendments to the income tax legislation according to Law no. 9.249/1995, Telemar declared R$984,013 as interest on own-capital in 2005 (2004—R$759,720), of which R$408,863 (2004—R$616,531) recognized by TNL in

Notes to the financial statements

2005. TNL also recognized as interest on own-capital the amounts of R$312,879 and R$3,051, declared by Telemar Telecomunicações and by HiCorp, respectively.

8	NON-OPERATING EXPENSES, NET

	2005	2004	2003

Impairment of fixed assets and provision for losses on discontinued assets(i)	(40,462)	(90,347)	(81,998)
Equity in earnings of affiliates(ii)	12,415	(7,347)	(22,182)
Result on disposal of permanent assets, net(iii)	(9,741)	(6,436)	(9,496)
Loss of obsolete materials for construction(iv)		(26,473)	(8,843)
Provision for losses on tax incentive investments(v)		(6,180)	(46,364)
Unexercised BCP option(vi)			101,094
Provision for adjustment to fair value(vii)			(37,063)
Write-off of deferred assets of discontinued businesses (viii)			(27,247)
Other non operating income, net	245	210	183

	(37,543)	(136,573)	(68,560)

(i)	In the years 2002 and 2003, Wi-Fi technology gained market share with the incorporation of the access in the Intel chips. Many telecommunications providers, attempting to satisfy their clients’ needs when outside of their service Region, introduced a commercial service which enables Internet access of speeds of up to 54 Mbps in “hotspots” (areas with wireless network coverage) in hotels, airports and restaurants, at a monthly fee of US$20.00 to US$30.00 or buying prepaid cards. In 2004, following this worldwide trend and attempting to satisfy its clients needs, Oi invested R$30,000 in assets. However, in 2005, a significant change occurred in the Brazilian telecommunications market. The main broadband internet providers started to offer Wi-Fi access to their clients at no charge, as a value added service, affecting negatively the business model originally adopted by Oi, and therefore, Wi-Fi services are not achieving the expected penetration levels and revenues. Based on these new business perspectives for Wi-Fi services, a provision was recorded in 2005 the amount of R$30,000 for losses on discontinued assets, to conservatively reflect the expectations regarding the generation of revenue from these assets. Despite the market changes, Wi-Fi continues to be offered because it is an important value-adding service for corporate clients during their business trips.

In 2004, based on an appraisal report prepared by independent experts, the Company recorded a provision for adjustment to fair value of a property for sale, in the total amount of R$36,375 (Note 10(iv)). Also in December 2004, the Board of Directors of AIX approved a fair value appraisal of the operation of Barramar S.A. ducts (Note 10(i)). As a result, an additional provision was recorded for losses on such assets, in the amount of R$107,944, while the consolidated statements show the portion corresponding to the Company’s 50% interest in AIX.

The Internet Data Center (“IDC”) assets related to an unprofitable business in a highly competitive market segment which the Company decided to lease during 2003. A full impairment provision in the amount of R$81,998 was recorded against the assets (principally computer equipment) prior and unrelated to entering into the transaction with Hewlett Packard (“HP”), which brought the net book value of these assets to zero.

Subsequently, the assets were leased at no cost to HP for a period of 36 months, with a purchase option of R$3,000. Also, the related service contracts were transferred to HP, releasing the Company from future obligations under such contracts until the assets are returned to the Company.

Notes to the financial statements

Due to the expected technical obsolescence of the equipment, the Company does not expect HP to exercise its option.

(ii)	Parent Company recognizes as non operating results the gains and losses from the equity method accounting arising from changes in participation percentages in capital shares of investees.

(iii)	Refers mainly, to the write-off of some network equipment, net of possible gains on disposal of such assets.

(iv)	This amount refers to loss on materials for construction due to technological obsolescence.

(v)	In 2004, as the Company’s management does not expect to realize the “Fundo de Recuperação Econômica do Estado do Espírito Santo”-“FUNRES” (tax incentive investment fund for economic recovery of the State of Espírito Santo), these amounts were written off.

In 2003, after concluding a data inventory with financial institutions, a provision for losses on tax incentive investments of “Fundo de Investimentos do Nordeste”-“FINOR” (Northeast tax incentive investment fund) was increased by R$46,364, considering the low expectation of recoverability of these assets.

(vi)	On August 26, 2003, the Company entered into an agreement with América Móvil S.A. to take part in the acquisition of the capital of BCP S.A. América Móvil S.A. completed the purchase of BCP on October 31, 2003. As previously agreed, the Company had the right to receive the equivalent of US$35 million for not having exercised its acquisition option. The Company recorded R$101,094 in its financial statements for that year as a contra entry to “Credits receivable” (Note 10). This transaction was financially settled on May 18, 2004, for the total amount of R$107,530.

(vii)	In 2003, a provision for the adjustment of fiber optic cable inventories to replacement value was recorded in the amount of R$37,063. Such replacement value was calculated based on price quotations.

(viii)	As the Company put up for sale the IDC— Internet Data Center activity carried out by TNext, and centralized HiCorp’s activities, the deferred assets related to these business segments were written-off to income in 2003 (see Note 17 for the composition of deferred charges).

Notes to the financial statements

9	INCOME TAX AND SOCIAL CONTRIBUTION
Reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is presented below:

	2005	2004	2003

Net income before income tax, social contribution and minority interests	1,814,681	1,370,090	245,577

Income tax and social contribution, combined rate (34%)	(616,991)	(465,831)	(83,496)
Adjustments to determine effective rate:
Tax effect of interest on own-capital (Note 7)	134,434	82,557	213,948
Income tax and social contribution not recorded (Note 13)	132,710	(171,101)	(71,656)
Tax effects on permanent (additions) losses(i)	(83,106)	(23,643)	(74,932)
Permanent exclusion of equity accounting adjustments (Note 16)	66,239	37,978	32,908
Tax effect of realization of negative goodwill	112	(37,786)
Tax effect of provision for goodwill reduction		101,401	110,619
Tax credits from prior periods of debts under REFIS, net (see comment (a))		21,561	(23,353)
Other	(4,595)	8,335	8,582

Income tax and social contribution, according to the income statement	(371,197)	(446,529)	112,620

Effective tax rate	20.46%	32.59%	(45.86)%

(i)	Refer to expenses with fines, donations, gifts and sponsorships, considered non-deductible, as well as on results of derivative operations, recorded on a cash basis at TNL and at Oi, liquidated during the year and excluded permanently in the determination of income tax and social contribution. Additionally, the result of equity method accounting for subsidiaries with unsecured liabilities is also treated as a permanent addition to income and to the calculation basis of social contribution.

Notes to the financial statements

The benefits (expenses) with income tax and social contribution for the year comprise the following:

	2005	2004	2003

Previous years(a)
Income tax	18,432	36,014	(46,753)
Social contribution	8,731	11,037	(8,062)

	27,163	47,051	(54,815)

Current
Income tax	(396,044)	(356,035)	(78,610)
Social contribution	(141,179)	(124,607)	(19,197)

	(537,223)	(480,642)	(97,807)

Deferred
Income tax on temporary additions	30,716	152,613	15,415
Social contribution on temporary additions	4,400	55,068	(1,783)
Income tax on tax loss carry-forwards(b)	78,259	(165,052)	183,916
Social contribution on tax loss carry-forwards(b)	25,488	(55,567)	67,694

	138,863	(12,938)	265,242

	(371,197)	(446,529)	112,620

(a)	In 2004, this refers basically to reversals of a portion of income tax and social contribution debts included in the REFIS program, totaling R$19,596, in addition to a R$1,965 fine, which in the reconciliation of the determination of such taxes at nominal rates is recorded as “Tax credits from prior periods of debts under REFIS, net”.

In 2005, refer substantially to adjustment of IRPJ and CSSL paid in excess in 2004, in the amount of R$33,317 and R$12,745, respectively. Also an IRPJ reduction occurred, in the amount of R$3,741 referring to income from former “Telepará— Telecomunicações do Pará S.A.” and “Telaima— Telecomunicações de Roraima S.A.” in the calendar years of 1999 and 2000.

Also, in December 2005, occurred the reversal of the deferred IRPJ and CSSL of Pegasus (incorporated by “Oi”, as per Note 1) in the amounts of R$11,143 e R$4,012, respectively.

(b)	According to Brazilian law, tax loss carryforwards may be indefinitely offset against future taxable income up to an annual limit of 30% of such taxable income. A judicial injunction has been issued to Telemar that ascertains its right to offset tax loss carryforwards, for the years up to and including 1998, against up to 100% of its taxable income. However, the Brazilian IRS has recently sued companies that are offsetting prior tax loss carryforwards against 100% of their taxable income, and has been successful in several instances. Telemar believes it is probable that the Brazilian IRS will be successful in case they challenge the Company’s offsetting of tax loss carryforwards against 100% of its profits and has, therefore, recorded a provision for potential interest amounts owed, calculated based on the Selic interest rate, that will be due in case this injunction is cancelled (because the Company takes advantage of the legal benefit only for the monthly prepayments of Income Tax and Social Contribution (withholding) but pays the full amount due at year-end). At December 31, 2005, this provision amounted to R$79,881 (2004— R$128.070).These tax credits were totally used until January 2005.

Notes to the financial statements

10	CASH AND CASH EQUIVALENTS

	2005	2004

Cash and banks	34,472	68,954
Financial investments:
Investment funds(i)	1,739,093	2,692,392
CDB(ii)	971,509	2,093,491
Government securities(iii)	589,644	235,496
Deposits abroad(iv)	351,523
Repurchase operations(ii)	81,307	335,185
Interest-bearing deposits	3,619	46,834

	3,771,167	5,472,352

(i)	Investment funds have immediate liquidity. Of these funds, the consolidated amount of R$686,853 (2004—R$1,138,193) is held in foreign investment funds, whose portfolio is basically comprised of government securities and private securities issued by financial institutions the remaining part of R$1,052,240 (2004—R$1,554,199) is held in national investment funds.

(ii)	These financial investments are indexed to the “Certificados de Depósitos Interbancários—CDI” (Interbank Deposit Certificate), with immediate liquidity.

(iii)	Refers to the investments in government securities such as “Letras Financeiras do Tesouro—LFT” (financial treasury bill), with immediate liquidity.

(iv)	Refer to very short term financial investments in the United States expressed in Dollars, which are indexed to the inter-bank rate of the United States financial market, with immediate liquidity.
Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04.

11	ACCOUNTS RECEIVABLE

	2005	2004

Mobile handsets and accessories sold	226,868	209,089
Services billed	2,777,773	2,797,351
Services metered, not yet billed	1,025,669	971,333
Provision for doubtful accounts	(319,567)	(347,704)

	3,710,743	3,630,069

The aging-list of accounts receivable is as follows:

	2005	%	2004	%

Not yet billed	1,025,669	25.4	971,333	24.4
Not yet due	1,414,965	35.2	1,295,917	32.6
To receive from other providers	541,963	13.4	553,491	13.9
Overdue up to 30 days	545,287	13.5	589,663	14.8
Overdue from 31 to 60 days	177,187	4.4	199,625	5.0
Overdue from 61 to 90 days	104,915	2.6	114,451	2.9
Overdue more than 90 days	220,324	5.5	253,293	6.4

	4,030,310	100.0	3,977,773	100.0

Notes to the financial statements

Overdue accounts are subject to a 2% fine (included in “Other operating income”) on the total debt and late-payment interest of 1% per month (included in “Financial income”), on a pro rata basis, and are recorded when the subsequent bill is issued after payment of the overdue bill.
Telemar can restrict outgoing calls if the bill is overdue more than 30 days, restrict the incoming calls if the bill is overdue more than 60 days and disable the telephone if the bill is overdue more than 90 days. A warning is sent to the client 15 days in advance. After the line has been disabled, which occurs between 95 and 110 days overdue, the name of the delinquent client is reported to the Credit Protection Agencies.
The collection policy adopted by Oi, according to the norms established by Anatel, provides that if a bill is overdue for more than 15 days and the client does not pay or correct the situation, after having received a request for payment, the services are partially suspended, until the payment of the total amount outstanding. That policy also determines that all calls received and made be restricted when the bill is overdue for more than 30 days. The services are disconnected if the bill is overdue for more than 75 days, and in that case, the name of the delinquent client is reported to the Credit Protection Agencies.
On November 30, 2004, the Company and Embratel signed a private extra judicial agreement, the main purpose of which was to terminate all existing administrative and legal proceedings between the parties, with the settlement of the respective values. The total net transaction amount, restated by the IGP-DI (general price index—domestic products) was R$301,800, payable to Telemar, of which R$179,266 had already been accounted for. Accordingly, R$54,848 was recognized as “Other extraordinary non recurring income” (Note 6) and R$16,973 as monetary restatement under “Interest and monetary variations on other assets” (Note 7). As all other administrative and legal proceedings were waived, the provision for contingencies in the amount of R$50,713 was reversed. This provision had been recorded to cover the litigation regarding the right to revenues from fixed-to-mobile long-distance calls. The amounts that Embratel had deposited in court were drawn and paid to Telemar in December 2004, totaling R$187,475. The remaining balance of the amount was received in six consecutive monthly installments, updated by the CDI rate, the last installment was received in May 2005.
Other receivables from telecommunication providers giving rise to uncertainties were conservatively provided for in the statement of income, decreasing the accounts receivable balance.

12	CREDITS RECEIVABLE

	2005	2004

Credits receivable from Barramar S.A.(i)	71,041	76,504
Credits receivable from Hispamar S.A.(ii)	34,937	32,425
Credits receivable from Orbitall(iii)		7,020
Assets put up for sale(iv)		17,211

	105,978	133,160

(i)	The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankruptcy declared by the “5[a] Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo” (5th private law panel of state of São Paulo tribunal of justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 8, in December 2004, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance

Notes to the financial statements

with the expectation of realization, depending on the future profitability of the Refibra Consortium.

(ii)	In November 2001, Telemar signed an association contract with Hispamar Ltda., to reduce the costs to reach the northern part of the country, in special the transponders rented from Embratel. On December 31, 2002, Telemar signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite, launched on August 4, 2004. The transfer price of the right of exploration was set at R$28,659 based on the report of an independent specialized company, and is restated by the “Índice de Preços ao Consumidor—IPC” (Consumer Price Index).

The conversion of such credits into equity holding in Hispamar Ltda. has been approved by Telemar’s Board of Directors but the related corporate agreements are still pending. Accordingly, Telemar will continue to classify such amounts as long-term receivables until such time as they are converted into permanent investments. Telemar’s management estimates that this interest will not exceed 20% of the subsidiary’s capital.

(iii)	On April 1, 2004, after approval by TNL’s Board of directors, TNL Contax acquired 100% of the quotas in “Inovação Contact Center Serviços de Contatos Telefônicos Ltda” (“Inovação”), whose assets and liabilities were merged into TNL Contax on July 31, 2004. As contemplated in the Inovação purchase and sale agreement, entered into with Orbitall, any labor suits involving events that took place before the acquisition date will be the exclusive responsibility of Orbitall. In 2004, a provision for contingencies in the amount of R$7,020 was recorded as a contra entry to “Credits receivable—Orbitall”, corresponding to the estimated potential risk.
As explained in Notes 1 and 16, the financial statements of TNL Contax are no longer consolidated as of January 1, 2005.

(iv)	This refers to the market value of TNL Contax’ permanent assets put up for sale, basically a building under construction in Rio de Janeiro and a plot of land in São Paulo. As described in Note 8, TNL Contax recorded a provision for adjustment of the value of these properties to market value in the total amount of R$36,375. In January 2005, this building was disposed of to Telemar against book value.

13	RECOVERABLE TAXES

	2005	2004

Recoverable taxes
ICMS (value-added tax)	658,700	672,611
Income tax and social contribution recoverable	528,808	293,553
Withholding income tax	322,391	187,677
Other taxes recoverable	121,230	104,334

	1,631,129	1,258,175

Current	1,397,464	1,049,224
Long-term	233,665	208,951

Notes to the financial statements

14	DEFERRED TAXES
Deferred tax assets comprise the following:

	2005	2004

Provisions for contingencies	602,713	515,549
Temporary differences, mainly provision for doubtful accounts	498,004	621,031
Tax loss carryforwards and temporary differences	911,273	947,918
Allowance for tax loss carryforwards and temporary differences	(362,752)	(493,099)

Total	1,649,238	1,591,399

Current	209,724	122,403
Long-term	1,439,514	1,468,996

(i)	TNL and its subsidiaries record deferred tax credits arising from temporary differences and tax loss carry-forwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02. Unrecorded credits amount to R$435,598 at December 31, 2005 (2004—R$418,864), of which R$247,599 relate to Oi (2004—R$391,563).
Additionally, at December 31, 2005 unrecorded tax credits on temporary differences, amount to R$53,486 (2004—R$92,281).

15	PREPAID EXPENSES

	2005	2004

Financial charges(i)	305,829	293,116
Subsidies of Oi handsets(ii)	214,153	61,328
Fistel fee(iii)	103,625	87,252
Insurance	14,002	15,338
Taxes and contributions	10,264	6,020
Other(iv)	7,201	28,362

	655,074	491,416

Current	393,417	244,046
Long-term	261,657	247,370

(i)	Financial charges and premiums paid in advance when obtaining loans and financing are amortized during the term of the related contracts. Such amounts refer primarily to insurance premiums and financial charges on financing from multilateral agencies Société Générale/Coface, KFW, Finnvera and NIB, in addition to Banco ABN AMRO (for comments on loans and financing, see Note 19).

(ii)	Refers to postpaid mobile handsets, sold with an average subsidy of R$300.00. The deferral of the subsidy was calculated based on the additions, net of monthly cancellations. In the second semester of 2005, the deferral has been calculated based on effective additions. This change arises from the relation between the average churn rate of the customers (approximately 4 years) and the 12 month period, indicated in the agreement clauses for fines, to be charged on early termination, or migration to prepaid plans. The amount arising from this change was R$51,034.

(iii)	Refers to the “Fundo de Fiscalização das Telecomunicações—Fistel” (fund for telecommunications inspections) activation fee (R$26.83 per activation). It is deferred and amortized over the estimated churn period of 24 months.

Notes to the financial statements

(iv)	Refers to expenses with annual rights of way contracts, circuit’s rental and equipment, posts, among others.

16	JUDICIAL DEPOSITS

	2005	2004

Tax	315,039	275,441
Labor	227,774	148,959
Civil	169,696	117,663

	712,509	542,063

TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include deposits of R$84,411 (2004—R$82,909) relating to appeals filed against INSS assessments and R$28,444 (2004—R$27,883) relating to IPTU. For those claims where loss is considered probable, the Company records provisions totaling R$52,566 (2004—R$49,167).
A number of deposits have also been made as a guarantee against tax foreclosure in connection with taxes administered by the “Secretaria da Receita Federal—SRF” (Internal Revenue Secretariat), as well as to cease the collection of other amounts owed to State and local finance secretaries, totaling R$132,826 (2004—R$97,195). Judicial appeals have also been filed with respect to ICMS on ancillary telecommunication services (Agreement 69/98), retroactively to June 1998, in the amount of R$69,358 (2004—R$67,454), (see details in Note 22).

17	PROPERTY, PLANT AND EQUIPMENT, NET

	2005			2004	Annual
					depreciation
		Accumulated			rate
	Cost	depreciation	Net	Net	(%)

Cables (access network)(i)	5,360,753	(2,679,660)	2,681,093	2,845,532	3 to 20
Transmission equipment Telemar	7,650,343	(6,123,861)	1,526,482	1,688,179	20
Transmission equipment Oi(i)	1,847,653	(423,568)	1,424,085	1,159,671	3 to 25
Trucking (switches)	5,945,121	(5,063,211)	881,910	1,182,087	5 to 20
Buildings	2,134,023	(1,310,650)	823,373	828,584	4 to 10
Underground ducting	1,982,384	(1,199,884)	782,500	818,762	4
Switching equipment Oi(i)	867,783	(191,135)	676,648	503,921	3 to 0
Switching equipment Telemar	11,705,974	(11,044,905)	661,069	1,291,068	20
Hardware and software	1,675,784	(1,080,604)	595,180	636,504	20
Other equipment	1,759,576	(1,238,427)	521,149	559,659	3 to 20
Posts and towers	871,902	(353,513)	518,389	521,058	4 to 5
Leasehold improvements	483,081	(156,957)	326,124	303,554	10
Terminal equipment	2,295,015	(2,134,786)	160,229	256,552	20
Land	157,161		157,161	157,386
Other assets	661,126	(419,853)	241,273	314,893	10 to 20
Construction in progress	751,475		751,475	606,309
Inventories for expansion	115,803		115,803	96,468

	46,264,957	(33,421,014)	12,843,944	13,770,187

Notes to the financial statements

(i)	The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence, wear and tear and is in line with the practices followed by mobile company sector.

Pegasus’ assets, which were incorporated in Oi’s property, plant and equipment, have useful lives based on an appraisal report for certain property, plant and equipment classes (machines, handsets and equipment, cables and networks), prepared by an external expert.
Additional Information

(a)	Management regularly reviews its potential to generate profits, in particular buildings and equipment to be maintained and used in operations, to determine and measure any requirements of reducing their value to recovery value (impairment analysis). No impairment loss was identified in 2005 and 2004.

(b)	As commented in Note 12, this amount refers to the market value of TNL Contax’ property, plant and equipment, which has been put up for sale, substantially a building under construction in Rio de Janeiro and a plot of land in São Paulo. In 2004 TNL Contax recorded a provision for adjustment to the market value of the building in Rio de Janeiro in the total amount of R$36,375. In January 2005, this building was disposed of to Telemar against book value.

(c)	According to clause 21.1 of the concession contracts, all of the assets belonging to Telemar and which are indispensable to provide the services described in these contracts, are considered revertible. These assets will revert automatically to Anatel at the end of the concession. At December 31, 2005, the remaining balance of the revertible assets is estimated at R$7,348,002 (2004— R$8,475,253), comprising assets and construction in progress, switching equipment, transmission equipment, public telephone units, external network, energy equipment, system equipment and operating support equipment. As the regulation is subject to different interpretations, the amount is subject to changes resulting from further internal reviews and Anatel definitions (unaudited amounts).

(d)	As disclosed in Note 19, Oi pledged certain assets.

(e)	TNL and its subsidiaries maintain several commercial leasing agreements for IT equipment, the amounts of which are taken to income over the term of the agreements (see “Rentals and insurance” in Note 5), as management does not intend to purchase such equipment upon termination of the related agreements. Should such transactions be recorded as property, plant

Notes to the financial statements

and equipment as a contra entry to accounts payable, the agreement amounts could be thus summarized:

						Liabilities		Expense for
				Assets balance		balance		year
	Draw down		Number of
Lessor	date date	Maturity	installments	2005	2004	2005	2004	2005	2004

IBM Leasing	01/15/2005	01/15/2008	36	47,137	38,486	33,094	32,726	26,095	15,514
IBM Leasing	12/03/2003	12/03/2006	36	11,434	28,583	12,530	25,996	22,306	18,397
Fináustria(1)	01/21/2003	10/21/2006	16	5,813	7,906	3,664	7,298	4,601	4,705
IBM Leasing(2)	10/25/2004	10/25/2008	45	3,248	4,095	3,201	4,237	1,177
IBM Leasing(3)	03/28/2002	02/28/2006	41	2,944	5,704	471	3,297	4,539	5,503
IBM Leasing	12/30/2001	12/30/2003	24	2,680	5,361
IBM Leasing	07/28/2005	07/28/2008	36	1,161		1,091		143
Itaú Leasing(1)	02/27/2004	02/27/2007	12	1,012	1,332	666	1,198	665	430
IBM Leasing	05/10/2005	05/10/2008	36	998		847		175
Hewlett Packard(5)(1)	10/28/2004	10/28/2007	36		3,237		3,163		128
Hewlett Packard(4)	10/26/2004	26/10/2007	36		1,335		1,304		61
Other	06/01/1998 to	07/25/2000 to	24 to 51		691
	12/30/2001	12/30/2003
Several Pegasus agreements	09/01/1999 to	09/01/2001 to	24 to 36	82	306				188
	07/01/2001	07/01/2004

				76,509	97,036	55,564	79,219	59,701	44,926

(1)	Quarterly installments.

(2)	[First installment was due on February 25, 2005.]

(3)	First installment was due on February 25, 2005.

(4)	First installment was due on October 28, 2002.

(5)	No balance in 2005 due to the fact that “Contax Participação S.A” is consolidated financial statements are no longer part of TNL’s consolidated financial statements (see details on Note 1).

18	INTANGIBLE ASSETS
In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$70,618, in order to improve the penetration in certain areas.

	2005			2004

		Accumulated
	Cost	amortization	Net	Net

Oi’s license(i)	1,236,567	(304,855)	931,712	1,020,415
Goodwill(ii)	377,886	(226,393)	151,493	225,185
Rights of use Telemar	78,857	(42,471)	36,385	19,700

Total	1,693,310	(573,720)	1,119,590	1,265,300

(i)	In February 2001, Oi acquired for R$1,102,007 an authorization (“license”) to operate personal mobile service in the same areas within Region I that the Company operates and the “Triângulo Mineiro” area and certain cities within the “Alto Paranaíba” region of the State of Minas Gerais, in competition with CTBC Celular S.A. This license is valid through March 12, 2016 and may be renewed for an additional 15-year period. Oi was authorized by Anatel to start operations on June 26, 2002 and began billing its customers as of July 2002. The Company began amortizing the license as of July 2002, when it started its operations, on a straight-line basis through the expiration date of March 2016. The financial charges incurred before the start-up of Oi were capitalized, totaling R$63,942.

Notes to the financial statements

In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies, in the amounts of R$66,096 and R$4,522, respectively, whose main objective is to improve the telecommunications services in some of the states of Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Ceará, with frequencies that permit greater penetration in buildings and installations. The maturity date of this authorization is also March 12, 2016.

(ii)	This refers to the goodwill paid by the Company to third parties on the acquisition of Pegasus, in the amount od R$333,973, which is justified by the expectation of future profitability supported by economic- financial appraisals carried out by third parties, and synergy gains between the operations of the Company and Pegasus (Note 3(b)).

19	DEFERRED CHARGES
These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies prepared by third parties. The average period is estimated at five years for the expenses related to the original operation of Pegasus (incorporated by Oi, see Note 1) and Oi Internet and ten years for AIX and Oi.
Consolidated deferred assets can be stated as follows:

	2005	2004

Third party services	233,927	236,490
Interest expenses	336,015	339,472
Personnel	47,246	47,863
Materials (substantially handsets)	30,572	30,572
Revenues from the sale of handsets	(19,838)	(19,838)
Rentals and insurance	29,833	29,952
Other	2,397	2,924
Accumulated amortization	(234,030)	(177,108)

	426,122	490,327

Deferred charge balances per subsidiary can be summarized as follows:

	2005			2004

		Accumulated
	Cost	amortization	Net	Net

Oi (including Pegasus’ originate expenses)	631,974	(222,746)	409,228	472,029
AIX	21,512	(8,551)	12,961	15,220
HiCorp	2,666	(2,333)	333	2,333
Oi Internet	4,000	(400)	3,600
TNL Contax				745

	660,152	(234,030)	426,122	490,327

Notes to the financial statements

20	LOANS AND FINANCING
(a)     Local currency

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

BNDES(i)	12/2000	01/2008	TNL endorsement and Telemar receivables	TJLP + 3.85% p.a.	884,713	1,264,022
BNDES (ii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.	607,501	403,802
BNDES (iii)	12/2003	01/2011	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	395,570	431,949
BNDES (iv)	07/2005	08/2013	TNL endorsement and Telemar receivables	TJLP + 3.50% p.a. and 4.50% p.a.	83,770
BNDES	12/2005	12/2013	TNL endorsement and Telemar receivables	TJLP + 4.50% p.a.	23,949
Banco do Nordeste do Brasil S.A.	06/2004	12/2014	Telemar receivables	11.9% p.a. and 10.5% p.a.	157,713	82,605
Banco Bilbao Vizcaya Argentaria S.A.	06/2002	06/2005	None	IGPM + 12% p.a.		74,580
Other					14,500	18,361
Financial charges					19,717	48,975

				Total in local currency	2,187,433	2,324,294

(b)     Foreign currency

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

Japanese Yen
Japan Bank for International Cooperation— JBIC(vii)	08/2001	01/2010	None	1.65% p.a.	417,014	666,497
Japan Bank for International Cooperation— JBIC(vii)	01/2003	01/2011	None	Japanese LIBOR	406,533	628,267
				1.25% p.a.
Foreign currency basket BNDS(vi)
BNDES(i)	12/2000	01/2008	TNL endorsement and Telemar receivables	Variable rate of BNDES + 3.85% p.a.	252,997	435,613
BNDES(ii)	12/2003	01/2011	TNL endorsement and Telemar receivables	Variable rate of BNDES + 4.50% p.a.	74,968	98,655
U.S. Dollar
ABN AMRO Bank N.V.(vi)	08/2001	08/2009	TNL endorsement	LIBOR + 0.50% p.a. 3.81% p.a.	1,101,718	1,868,730
ABN AMRO Bank S.A.	09/2005	09/2008	None	5.45% p.a.	140,861
ABN AMRO Bank N.V.	01/2004	04/2009	None	LIBOR + 3.0% p.a. at 4.83% p.a.	140,442	159,264
ABN AMRO Bank S.A.	06/2005	05/2008	None	5.05% p.a.	70,221
ABN AMRO Bank S.A.	06/2005	12/2010	None	5.51% p.a.	66,475
ABN AMRO Bank S.A.	12/2005	11/2008	None	5.43% p.a.	46,814
ABN AMRO Bank S.A.	10/2005	10/2008	None	5.28% p.a.	35,851
ABN AMRO Bank N.V.	12/2000	05/2006	None	LIBOR + 5% p.a.	17,438	72,863

Notes to the financial statements

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

FINNVERA—Finnish Export Credit(vii)	02/2003	02/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 1.1% p.a.	304,291	398,160
FINNVERA—Finnish Export Credit(vi)	11/2004	11/2010	TNL endorsement and pledge of Oi equipment	LIBOR + 1.685% p.a. and 4.56% p.a.	115,789	131,306
KFW—Kreditanstalt Für Wiederaufbau	06/2000	10/2009	None	8.75% at 11.87% p.a.	136,541	230,048
KFW—Kreditanstalt Für Wiederaufbau	07/2002	01/2011	None	LIBOR + 0.8% p.a. and 4.5% p.a.	135,395	189,026
KFW—Kreditanstalt Für Wiederaufbau(vii)	02/2003	08/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 0.75% p.a.	133,485	172,999
Senior Notes(ix)	12/2003	08/2013	None	8% p.a.	351,105	796,320
Société Générale/Coface (vi)	02/2003	11/2012	TNL endorsement and pledge of	LIBOR + 0.75% p.a.	94,836	122,910
Société Générale/Natexis	12/2004	10/2009	None	LIBOR + 1.95% p.a.	70,221	79,632
Société Générale	12/2002	06/2007	None	LIBOR + 5% p.a.	17,221	35,076
Nordic Investment Bank—NIB (vii)	03/2003	02/2012	TNL endorsement and pledge of Oi equipment	LIBOR + 4.3% p.a.	57,055	74,655
Nordic Investment Bank—NIB (vi)	11/2004	11/2010	TNL endorsement and pledge of Oi equipment	LIBOR + 1.625% p.a. and 4.5% p.a.	46,814	53,088
Fuji Bank, Limited	11/2000	09/2006	None	LIBOR + 1.5% p.a.	42,558	96,524
EDC—Export Development Corporation	01/2000	04/2007	None	LIBOR + 3.0% p.a.	31,599	81,561
Banco Santander do Brasil S/A	04/2005	04/2008	None	5.9% p.a.	28,529
Deustche Bank GB	01/2004	01/2007	None	LIBOR + 4% p.a.	26,918	50,876
Deustche Bank GB	12/2002	12/2005	None	LIBOR + 4.5% p.a.		55,742
SEB Merchant Banking	03/2002	10/2006	None	LIBOR + 2.75% p.a.	18,968	57,771
Banco do Estado de São Paulo S.A.—BANESPA	01/2004	01/2007	None	6.5% p.a.	18,726	21,235

Notes to the financial statements

	Draw down
	date	Maturity	Guarantees	Financial charges	2005	2004

Banco Itaú S.A.	12/2000	04/2006	Promissory Note	LIBOR + 2.75% p.a. at 3.125% p.a.	10,330	197,198
Unibanco—União de Bancos Brasileiros S.A.	12/2004	12/2007	None	4.90% p.a.	8,444	9,576
Banco Bilbao Vizcaya Argentaria S.A.	07/2000	12/2006	TNL endorsement	6.84% p.a.	5,197	11,786
BankBoston N.A.	02/2000	01/2006	TNL endorsement	LIBOR + 4.25% p.a.	2,340	22,828
BankBoston N.A.	06/2001	03/2005	None	LIBOR + 4.8% p.a.		63,706
SIEMENS Ltda.	06/2002	10/2007	TNL Promissory Note	LIBOR + 4.71% p.a.	9,831	16,723
SIEMENS Ltda.	01/2000	09/2005	TNL Promissory Note	LIBOR + 5% p.a.		15,671
Nokia do Brasil Ltda	12/2003	02/2005	TNL Promissory Note	6.04% p.a.		66,761
Financial charges					52,701	66,827

Total in foreign currency					4,490,226	7,047,894

Total in local currency					2,187,433	2,324,294
Total in foreign currency					4,490,226	7,047,894
Swap operations (foreign currency)					1,952,067	1,417,100

Total loans and financing					8,629,726	10,789,288

Current					2,827,567	3,041,104
Long-term					5,802,159	7,748,184
(c)     Changes in balance of loans and financing

				Financial
Year	Initial Balance	Additions	Amortization	charges	Final balance

2005	10,789,288	771,538	(4,169,739)	1,238,639	8,629,726
2004	10,936,923	2,096,571	(3,500,106)	1,255,900	10,789,288
The average annual interest rate of local currency debt, totaling R$2,187,433 at December 31, 2004 (12/31/04—R$2,324,294), is approximately 13.9% p.a.. The average annual interest rate of foreign currency debt, totaling R$4,490,226 at the same date (12/31/04—R$7,047,894), is 6.1% p.a. for funds obtained in U.S. dollars, 1.5% p.a. for funds obtained in Yen, and 10.2% for debt in a BNDES currency basket. Financial charges refer basically to interest expenses, monetary and exchange variations, net of the results of swap transactions.
(d)     Description of the main loans and financing

(i)	Refers to the use of funds provided by special credit lines for the acquisition and assembly of equipment, infrastructure and other equipment, under the “Programa de Apoio a Investimentos em Telecomunicações (telecommunication investment support program). Financial charges and the principal are due on a monthly basis until January 2008. At December 31, 2005, Telemar was in compliance with the contractual financial covenants.

(ii)	In September 2004, Oi signed a financing contract with BNDES in the amount of R$663,000 and withdrew R$585,000 to finance its investment plan, of which R$400,000 in September 2004 and R$185,000 in May 2005. Financial charges are due on a quarterly basis until April 2006, and then monthly for the period between May 2006 and October 2012. The principal is due on a monthly basis as of May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the total financing to Telemar.

(iii)	From December 2003 to October 2004, Telemar withdrew R$529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for

Notes to the financial statements

2002, 2003 and 2004. The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a quarterly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal will be payable on a monthly basis as from May 2005.

(iv)	In July 2005, Telemar signed a loan agreement with BNDES in the amount of R$217,945 and withdrew R$80,000 in July 2005 and R$26,469 in December 2005 to finance the “Plano Geral de Metas para Universalização—PGMU” (general plan of universalization targets). Financial charges are due on a quarterly basis until August 2006, and then monthly for the period between September 2006 and August 2013. The principal is due on a monthly basis as of September 2006.

(v)	Currency basket published by BNDES on a daily basis.

(vi)	In August 2001, Oi obtained a US$1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, allocated to investments and working capital requirements. The loan was restructured three times, the first time as described in item (vi) and the last time in August 2005, the balance of the credit line, at December 31, 2005 was US$540 million, net of amortizations until the referred date, with no balance left to be withdrawn. In November 2003 Oi’s debt was transferred to Telemar.

(vii)	In December 2002, Oi signed a financing contract with KFW- Kreditanstalt Für Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit—Finnvera in the amount of US$300 million to partially substitute the credit line with ABN AMRO Bank N.V.. In November 2003 Oi’s debt was transferred to Telemar.

(viii)	In August 2001, and January and February 2003, TNL obtained R$1,646,110 from Japan Bank for International Cooperation—JBIC to finance investments in Telemar.

(ix)	On December 18, 2003, TNL obtained R$878 million (US$300 million at the time) via the issuance of notes abroad, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with option of early liquidation by the Company, annually as of the fifth year, without guarantees. The funds will be used for varying corporate purposes. On December 1, 2005, TNL anticipated the repurchase of part of these “Senior Notes”, in the amount of US$150 million, with subsequent canceling of the same.

Notes to the financial statements

The maturity of long-term debt with third parties at December 31, 2005, is scheduled as follows:

	2005	%	2004	%

Local currency
2006			548,268	7.1
2007	648,453	11.2	560,688	7.3
2008	246,317	4.2	184,898	2.4
2009	210,928	3.6	150,735	1.9
2010	210,928	3.6	150,735	1.9
2011 and thereafter	273,951	4.8	141,815	1.8

	1,590,577	27.4	1,737,139	22.4

Foreign currency
2006			1,879,846	24.4
2007	1,188,955	20.5	1,115,750	14.4
2008	1,195,651	20.6	792,947	10.2
2009	870,375	15.0	815,286	10.5
2010	382,085	6.6	374,475	4.8
2011 and thereafter	574,516	9.9	1,032,741	13.3

	4,211,582	72.6	6,011,045	77.6

Total
2006			2,428,114	31.5
2007	1,837,408	31.7	1,676,438	21.7
2008	1,441,968	24.8	977,845	12.6
2009	1,081,303	18.6	966,021	12.4
2010	593,013	10.2	525,210	6.7
2011 and thereafter	848,467	14.7	1,174,556	15.1

	5,802,159	100.0	7,748,184	100.0

21	DIVIDENDS AND INTEREST ON OWN-CAPITAL

	2005	2004

Proposed dividends and interest on own-capital of Parent Company	781,150	1,105,177
Interest on own-capital to minority shareholders of Telemar	191,576	241,939
Prior years’ dividends and interest on own-capital not claimed of Parent Company	57,334	60,724
Prior years’ dividends and interest on own-capital not claimed of subsidiaries	38,301	34,160

Total	1,068,361	1,442,000

The unclaimed dividends and interest on own-capital refer to the amounts available to shareholders, which, if not claimed within three years following the annual Shareholders’ Meeting that approved such dividends and interest on own-capital, will be reversed to retained earnings.

Notes to the financial statements

22	TAXES OTHER THAN ON INCOME

	2005	2004

Value-added tax (ICMS)(i)	567,055	517,374
Value-added tax (ICMS) Agreement 69/98(ii)	118,028	97,105
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	124,395	111,268
Other indirect taxes on operating revenues	22,899	31,474

Total	832,377	757,221

Current	830,079	757,187
Long-term	2,298	34

(i)	Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is 35% for Rondônia; 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás. For the other States, the ICMS rate is 25%.

(ii)	In June 1998, the State Finance Departments approved Agreement 69, which increased the scope of ICMS to other services, including installation. Under this new interpretation, ICMS may be levied on a retroactive basis to other communications services provided in the past five years. We believe that such enlargement of the scope of the ICMS, to reach additional services to basic telecommunications services is questionable because (a) State Departments have acted beyond their authority, (b) such an interpretation reaches services that are not considered telecommunications services, and (c) such interpretation cannot be applied on a retroactive basis.

With the publishing of Agreement 69, Telemar filed a petition of writ of mandamus against the levying of ICMS on installation and registration services (the main profits being discussed), and monthly recorded the provision and currency adjustment. Telemar succeeded in having judgments made final and definite on lawsuits it brought against the States of Sergipe, Amazonas and Amapa, in which the charge of ICMS was determined not constitutional. The Superior Court of Justice (STJ) also understands that ICMS should not be levied on installation revenues and other ancillary telecommunication services.

Given STJ’s ruling, management believes that the amounts charged from subscribers should be refunded to them as the judicial proceedings filed in the different States are judged. Management also understands that the return of such amounts is contingent upon subscribers being active customers and not delinquent. In this connection, the portion of the provision relating to inactive and delinquent customers was reversed as of December 31, 2004, in the total amount of R$78,397, of which R$76,140 represent the principal and R$2,257 correspond to monetary restatement, stated in the financial statements as “Recovered expenses” and “Financial income”, respectively (Notes 6 and 7). In 2005, the restatement amounted to R$20,923.

Notes to the financial statements

23	DEFERRED TAXES ON INCOME LIABILITIES
Deferred taxes on income liabilities are comprised as follows:

	2005	2004

Federal income tax payable	330,620	254,505
Social contribution tax payable	140,675	120,935
Income tax withheld at source on interest on own-capital	28,182	19,213
Additional indexation expense from 1990(I)	14,274	17,538

Total	513,751	412,191

Current	512,879	411,319
Long-term	872	872

(i)	Additional indexation expense from 1990 relates to the non-tax deductible increase in depreciation arising from pre-1990 indexation adjustment to property, plant and equipment, according to Brazilian tax legislation.
24     TAX FINANCING PROGRAM—REFIS
TNL and its subsidiaries Telemar and Oi (including the amounts originally belonging to Pegasus) adhered to the “Programa de Refinanciamento Fiscal—REFIS” (tax financing program), according to Law n° 10,684, of May 30, 2003, subscribing a substantial part of the debits with the national treasury and with the INSS matured until February 28, 2003. Pursuant to Art. 7 of said Law, TNL and its subsidiaries must pay REFIS installments on a timely basis. They may be excluded from the program should payments are late for three consecutive months or six non-consecutive months, whichever is earlier.
The refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. In 2005, timely settlements amounted to R$12,911 (TNL) and R$112,384 (consolidated), in accordance with Instruction no. 346 issued by the CVM, which requires regular payments as an essential condition for maintaining the conditions established in the REFIS—program.
REFIS amounts comprise the following:

	2005		2004

		Long		Long
	Current	term	Current	Term

COFINS	60,586	389,846	55,106	408,607
CPMF	25,348	180,691	23,036	187,161
Income Tax	11,127	69,890	10,097	73,520
Social Contribution	3,742	27,246	3,396	28,120
INSS—SAT	2,890	22,006	4,859	20,750
IOF	12,939	132,100	11,743	131,550
PIS	537	3,664	492	3,803

	117,169	825,443	108,729	853,511

Notes to the financial statements

The REFIS values segregated in principal, fines and interest are, as follows:

				2005	2004

	Principal	Fines	Interest	Total	Total

COFINS	324,643	32,598	93,191	450,432	463,713
CPMF	149,696	14,970	41,373	206,039	210,197
Income Tax	44,396	10,483	26,138	81,017	83,617
Social Contribution	17,185	3,837	9,966	30,988	31,516
INSS—SAT	14,600	2,522	7,774	24,896	25,609
IOF	106,220	10,622	28,197	145,039	143,293
PIS	2,679	298	1,224	4,201	4,295

	659,419	75,330	207,863	942,612	962,240

These amounts are monetarily restated by the variation of the “Taxa de Juros de Longo Prazo—TJLP” (long term interest rate), and R$16,297 (TNL) and R$93,051 (consolidated) and R$15,895 (TNL) and R$82,809 (consolidated) have been recorded as “Financial Expenses” (see details in Note 7), for the years 2005 and 2004, respectively.
In 2004, as described in Note 9, Telemar reversed part of the income tax and social contribution previously included in REFIS, in the total amount of R$21,561.
TNL and its subsidiaries, in view of the undue inclusion of debts in the “Parcelamento Especial—PAES” (special installment program) made by the SRF (IRS), and the “Procuradoria Geral da Fazenda Nacional—PGFN” (general procuration service of the IRS), it was necessary to file an action to evidence the regularity of payment of the installments relating to the Program, as well as to correctly demonstrate the debts included in that Program. This way, according to the injunction qualified to the guarantee, monthly deposits of approximately R$3 million are being made, adjusting to the correct balance of the debt before PAES, until administrative or judicial decision is granted.

Notes to the financial statements

25	PROVISIONS FOR CONTINGENCIES
(a)     Composition of book values

		2005	2004

	Tax
(i)	ICMS assessments	158,886	126,322
(ii)	Tax loss carry-forwards	79,881	128,070
(iii)	ISS	48,986	41,560
	INSS (joint responsibility, fees and indemnifications)	42,104	38,706
(iv)	ILL—Tax on net income	38,266	34,834
(v)	ICMS on IP gate rental		90,181
(vi)	PIS and COFINS		30,687
(vii)	Other claims	104,794	78,134

		472,917	568,494

	Labor
(i)	Overtime	340,355	240,133
(ii)	Claims by outsourced personnel	228,575	147,095
(iii)	Hazardous work conditions premium	111,101	102,971
(iv)	Salary differences/Equalization of salary scales	106,426	68,417
(v)	Indemnities	79,220	45,787
(vi)	Other claims	136,750	120,495

		1,002,427	724,898

	Civil
(i)	Anatel fines	147,553	89,888
(ii)	Indemnities—“Fundação Atlântico de Seguridade Social” (pension fund)	72,597	18,295
(iii)	Small claims court	55,788	42,780
(iv)	Other claims	186,784	183,121

		462,722	334,084

		1,938,066	1,627,476

The provisions for contingencies are monetarily restated on a monthly basis, according to the interest rates established in the respective legislation, as follows:
Tax:    Variation of the SELIC—interest rate (special System for Settlement and Custody);
Labor: Variation of to TRT interest rate (Regional Labor Court) indices, plus interest of 1% p.m.;
Civil:   Variation of the TR interest rate (Reference Rate), plus 0.5% p.m.
(b)     Details of the claims per nature of risk at December 31, 2005 (consolidated)

	2005

	Tax	Labor	Civil	Total

Probable	472,917	1,002,427	462,722	1,938,066
Possible	4,162,387	749,412	454,378	5,366,177
Remote	234,940	689,787	358,428	1,283,155

Total	4,870,244	2,441,626	1,275,528	8,587,398

Notes to the financial statements

	2004

	Tax	Labor	Civil	Total

Probable	568,494	724,898	334,084	1,627,476
Possible	2,342,481	753,920	654,445	3,750,846
Remote	197,416	451,647	385,514	1,034,577

Total	3,108,391	1,930,465	1,374,043	6,412,899

(c)     Summary of changes in the balances of provisions for contingencies

	Tax	Labor	Civil	Total

Balance at December 31, 2003	563,441	409,305	234,076	1,206,822
Additions, net of reversals	170,643	281,748	194,143	646,534
Write-offs by payment	(107,175)	(127,869)	(121,485)	(356,529)
Transfer to payable and deferred charges (Note 20)	(165,719)			(165,719)
Restatement—financial expense (Note 7)	107,304	161,714	27,350	296,368

At December 31, 2004	568,494	724,898	334,084	1,627,476
Spin-off TNL Contax (Notes 1 and 16)	(1,966)	(8,576)	(314)	(10,856)
Additions, net of reversals	222,767	265,656	178,306	666,729
Write-off by payment	(320,765)	(136,082)	(127,196)	(584,043)
Restatement—financial expense (Note 7)	25,475	156,531	77,842	259,848
Transfer to ICMS payable (Note 20)	(21,088)			(21,088)

At December 31, 2005	472,917	1,002,427	462,722	1,938,066

Provisions in connection with the challenging of PIS/COFINS, ICMS—“Convênio 69/98”, rental of IP gates, INCRA, Funttel, CPMF, IOF and income tax and social contribution are recorded in the related income statement accounts, as shown below:

	2005	2004	2003

Deductions from gross revenues:
ICMS Agreement 69/98—additional services		5,628	(10,613)
ISS—rental of IP gates	946	(22,460)	(4,264)
COFINS rate increase			(132,051)
Personnel expenses:
INCRA	(735)	(785)
Other operating expenses:
Fust	(12,843)
Funttel	(8,090)	(4,799)
PIS/COFINS—base increase			(3,319)
ICMS credit on electricity	(31,672)	(3,557)
Financial expenses:
Withholding taxes on external operations	(40,079)
PIS/COFINS—base increase			(8,339)
CPMF			(67,749)
IOF			(37,404)
Income tax and social contribution			8,214

	(92,473)	(25,973)	(255,525)

Notes to the financial statements

(d)     Probable Contingencies
Tax:

(i)	ICMS assessments—Provision considered sufficient by management to cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues; (b) offset of credits on the acquisition and goods and other inputs required for plant maintenance; and (c) assessments regarding the non compliance with ancillary obligations. Changes during the year arise from the review of the risk of loss in the context of these assessments, in the opinion of the Company’s legal advisors and the decision of the taxpayer’s council.

(ii)	Tax loss carry-forwards—As disclosed in Note 9, Telemar has a judicial injunction that guarantees the offset of 100% of the tax losses and tax loss carry-forwards, if determined in the years up to and including 1998.

(iii)	ISS—challenging of the levy of this tax on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision recorded reflects the assessed services that are considered as probable losses by the legal consultants.

(vi)	ILL—Telemar offset ILL paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. However, although several cases have been successfully tried in higher courts, Telemar continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits. The variation occurred in 2004 refers to the monetary restatement.

(v)	ICMS on IP gate rental—Based on the advice of its internal lawyers, management decided to set up a provision for ICMS on IP gate rental services, while the Company previously recorded ISS at the 5% rate. Taking advantage of tax benefits arising from State tax amnesty, determining the exemption from fines and/or monetary restatement, for Telemar and Pegasus (incorporated by Oi, see note 1). During 2005, Telemar liquidated R$111,619 relating to the period from May 2000 to May 2005 in the States of Amapá, Minas Gerais, Pernambuco, Piauí, Roraima, Maranhão, Amazonas, Pará, Sergipe and Espírito Santo. As to Pegasus, the contingency amount (R$21,088) was transferred to ICMS payable.

(vi)	The broadening of the tax basis relates to income and expenses, other than regular billing services. It will be fully paid to the Brazilian IRS, and there will be no refunds to subscribers.

According to Law No. 9.718/98, enacted in 1998, the basis for calculating the PIS and COFINS taxes was broadened to include not only billing revenues but all revenues other than equity method accounting adjustments, deductions, sales returns and discounts on revenues and disposal of permanent assets. In addition, the COFINS rate increased from 2% to 3%.

The Company obtained a preliminary court order, pursuant to which it is not obligated to pay taxes on the increased basis. However, the Brazilian IRS appealed that decision. While awaiting a final ruling on this matter, the Company maintained a provision on a monthly basis for the amounts of PIS and COFINS that had not been paid and were considered to be outstanding debt by the tax authorities.

However, in 2003, Law No. 10.684/03 instituted a tax refinancing program (Programa Especial de Parcelamento do REFIS or “PAES Program”), a tax relief program that provides companies the option of refinancing their tax debt and paying it in installments. Based on legal advice, the majority of the Telemar group companies decided to settle with the Brazilian IRS and agreed to pay the challenged amounts in installments under the PAES Program, except for the challenged

Notes to the financial statements

tax amount for Telemar—Rio de Janeiro (TELERJ), which joined the program in February 2005 and gave up on the action, having paid R$30,987.

(vii)	Other claims—This refers substantially to provisions for IPTU tax assessments, in the amount of R$10,462, challenging of the Funttel fee calculation basis (Note 6) in the amount of R$14,470 and Fust in the amount of R$12,843 and several tax assessments related to income tax and social contribution, in the amount of R$25,576.
Labor:
There has been a significant increase in the number of labor claims due to: (a) unfavorable judicial decisions in claims related to the lay-off of personnel due to reorganization in previous years; (b) incentive to the recovery of differences in FGTS rescission fines, relating to the inflation excesses due to the economic plans “Verão” and “Collor”; (c) Increase in the volume of claims related to the joint liability for canceling network maintenance contracts with contractors, which did not attend to the quality levels as required by the Telemar Group; (d) expansion of the competence of the labor courts after the publication of Constitutional Amendment no. 45; and (e) increase in the competence of the union to act as a process substitute. The main contingencies by nature of claim are summarized below:

(i)	Overtime—Claims relating to requests to receive additional worked hours after normal shifts.

(ii)	Outsourced employees—Claims filed by former employees of contracted companies, where Telemar is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(iii)	Hazardous work conditions premium—This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be hazardous, principally close to high-tension electric installations.

(iv)	Salary differences/Equalization of salary scales—Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(v)	Indemnities—Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisionary stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(vi)	Other claims—Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	2005	2004

Pension plan supplementation	19,608	16,566
Salary differences	16,646	24,380
Sundry labor fines	37,274	23,485
Incentive to Resignation Plan—PIRC	22,571	14,495
Other	40,651	41,569

	136,750	120,495

Notes to the financial statements

Civil:

(i)	Anatel Fines—Substantially due do the estimated calculation of fines for non-compliance with the quality targets in the period between January 2000 and October 2005, restated this year. The variation in the year ended December 31, 2005 refers basically to restatement in the amount of R$5,271, additions to the provision in the amount of R$77,217 and total payments of R$24,823.

(ii)	Indemnification to Fundação Atlântico de Seguridade Social—Based on the opinion of external consultants, the Company’s management recorded in 2002 a provision for the claim of indemnification to “Fundação Sistel de Seguridade Social—Sistel”, because of termination of a rental agreement relating to a property in Rio de Janeiro. The amount provisioned in 2002, related to the liquidation of said claim, was reevaluated after transfer of the pension plan’s management to “Fundação Atlântico de Seguridade Social”, which included an appraisal and link of the sponsors obligations, considering the rental amounts Sistel will no longer receive due to the rescission. This provision related to the indemnifications to “Fundação Atlântico de Seguridade Social” is considered sufficient by the Company’s management. This provision, like the others, is restated.

(iii)	Small Claims Courts—Suits filed by customers the individual indemnity of which does not exceed forty minimum wages. The variation occurred in the year ended December 31, 2005 can be justified mainly by the increase in the number of processes filed. Payments were made to liquidate several claims, in the amount of R$77,321, offset by new provisions, in the total amount of R$90,329.

(iv)	Other claims—These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company’s legal advisors, as well as reevaluation of the amounts provisioned, related to losses on claims for contractual rescissions.
(e)     Possible contingencies (not registered)
TNL and its subsidiaries are also involved in a number of suits with respect to which losses are considered as “possible” in the opinion of their legal advisors. No provisions were recorded for such suits.
The main contingencies classified as possible losses in the opinion of the Company’s legal advisors are summarized below.
Tax
The amounts reported are based on the total amounts of tax assessments and notices, which are often questionable and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.
ICMS—In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$93,632 (tax assessments). The responsibility for such payment, if required, is questionable, as Telemar did not earn revenues for these services in that period. In February 2000, Telemar obtained a favorable decision from the “Conselho de Contribuintes” (taxpayers’ council) of Rio de Janeiro, countered by a partially unfavorable ruling from the SRF (IRS), according to whom the responsibility for payment, before the introduction of CSP, lies with Telemar (July 1998). Telemar obtained a court injunction from a lower court stating that the international long-distance service provider is responsible for paying this tax.

Notes to the financial statements

Besides this, there are several other ICMS tax assessments in the approximate amount of R$542,281, relating to services already taxed for ISS or which are not taxable for ICMS. There are also possible risks in connection with (i) offset of credits on the acquisition of assets and other inputs required for the maintenance of the network, totaling approximately R$194,871, and (ii) tax assessments regarding noncompliance of ancillary obligations, in the amount of R$40,060.
ISS—The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of R$921,616, have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when the STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substantial part of the assessments relate to this type of revenues.
INSS—There are claims in the approximate amount of R$349,945 relating to joint responsibility, SAT percentage to be applied, and wages liable to be taxed for INSS. Telemar’s management produced and presented evidence to the tax authorities, but has not yet been appreciated up to this date. In October 2004, Telemar obtained a favorable ruling from the Social Security Appeal Board establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.
In July 2005, the INSS issued against Telemar 24 tax “assessments” in the total amount of R$275,222. This amount is substantially comprised of:

(i)	Non-payment of social contribution on amounts paid referring to Telemar’s profit sharing plan. This payment was made according to Law no. 10.101 and art. 7 of the Federal Constitution, dated 1988, not making part of the calculation basis for the above mentioned contribution. The amount of this assessment amounts to R$202,642.

(ii)	Non-payment of social contribution on amounts paid as indemnification , nursery school allowance, disabled child allowance, etc.. These amounts are, in the opinion of Telemar’s internal and external council, of an indemnification nature and, therefore, should not be considered in the calculation basis of the above mentioned contribution. The amount relating to these assessments is R$50,547.

(iii)	Non-payment of social contribution on amounts paid to autonomous professionals contracted by Telemar. In this case, the Inspection did not have access to the evidence, which proves that the company paid regularly the amounts due to the autonomous professionals contracted and informed them of the social security obligations. This way, Telemar’s management understands that it will gather all the supporting documents to contest the assessment received. The amount relating to this assessment is R$10,847.
Federal taxes—Several tax assessments involving income tax and social contribution tax credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, totaling R$400,951. The Company’s management, based on the opinion of its legal counsel, considers the risk of loss in these claims as remote, and therefore did not record a provision.
In addition, in August 2000, the SRF (IRS) in Rio de Janeiro assessed Telemar for taxable events that took place in 1996, therefore prior to privatization. These assessments added up to R$993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. Telemar submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. Telemar requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$104,000, of which R$20,000 were provided for, for lack of supporting documentation.

Notes to the financial statements

However, Telemar will file an administrative appeal, on the grounds that the remaining amount has substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$102,726.
In July 2005, TNL was assessed by the Brazilian IRS for the amount of R$1,476,011, substantially relating to the Company’s corporate reorganization in 1998, which enabled the appropriation of the goodwill from the privatization of “Sistema Telebrás” (see details in Note 6). The amortization of the goodwill and the corresponding tax benefit are indicated in Law no. 9.532/1997, which, in article 7, authorizes that the product of amortization of the goodwill may be adjusted in the company’s taxable income, resulting from a merger, split-up or incorporation where one of them holds an interest in the other, acquired with goodwill based on future profitability. The federal legislation therefore foresees explicitly in the possibility of using the goodwill paid on the acquisition. It is a usual market operation which also followed CVM Instruction n° 319/1999. TNL has legal opinions from three well known tax law firms, confirming the legality of the procedures adopted in the above mentioned operation. The Company also clarifies that it has disproved the assessment and is awaiting the decision of the 1st Administrative Court.
Labor:
These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$749,412. These claims are mostly at lower court stage and no ruling has been issued on them to the present date. Additionally, claims where the Company has a past history of success or where past decisions tend to favor employers are classified as “possible”.
Civil:
These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others. The number of such suits is over 17,855, adding up to approximately R$454,378. Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs and final decisions are still pending.

26	DEBENTURES
Refer to 12,072 thousand simple, non-convertible debentures, at R$100 each, totaling R$1,207,200. These debentures mature on June 2006, bear interest at the CDI rate, plus 0.7% per annum and are recorded as current liabilities, and amortized every six months as of December, 2001.

27	SHAREHOLDERS’ EQUITY
a)     Share Capital
The authorized share capital is divided into 700 million shares. At a meeting held on March 4, 2004, TNL’s Board of Directors approved a share capital increase of R$167,605, by issuing 1,432,771 common shares and 2,865,542 preferred shares at R$33.22 per common share and R$41.88 per preferred share. Such prices were set based on the average closing prices of the last 10 floor sessions at the “BOVESPA”. This capital increase corresponds to the capitalization of part of the special Goodwill reserve, as determined in CVM Instruction No. 319/99. Minority shareholders have 30 days, from the date when the related notice was published, to exercise their right of preference to the subscription of the increase, in proportion to their holdings.

Notes to the financial statements

On May 24, 2004, an Extraordinary Shareholders’ Meeting approved the cancellation of a part of the treasury shares with no reduction in total capital. Subsequently, 100% of the Company’s shares was grouped at the ratio of one thousand (1,000) shares to one (1) share of the same type and class.
As commented in Note 1, the Extraordinary General Meeting held on December 29, 2004, approved the reduction of TNL’s share capital by R$277,526. The extraordinary meeting of the Board of Directors, on April 12, 2005, approved the Company’s capital increase in the amount of R$154,238, which corresponds to the fiscal benefit obtained by TNL as a result of the amortization of the goodwill arising from the corporate reorganization, occurred on December 30, 1999. As a consequence 3,916 thousand shares were issued, 1,305 thousand of which are common shares and 2,610 thousand preferred shares. With this increase, TNL’s share capital, totally subscribed and paid— in, amounts to R$4,688,731, represented by 130,612 thousand common shares and 261,223 thousand preferred shares.
Share capital is represented by:

	In thousands of shares

	2005	%	2004	%

Common shares	130,612	33.33	129,306	33.33
Preferred shares	261,223	66.67	258,613	66.67

Total	391,835	100.00	387,919	100.00
Common treasury shares	(3,238)		(2,705)
Preferred treasury shares	(6,476)		(5,410)

Total outstanding shares	382,121		379,804

(b)     Capital Reserves
Special goodwill reserve
This refers to the contra entry to goodwill recorded upon the downstream merger as described in Note 3(a), net of the provision recorded in accordance with CVM Instruction 349/01.
On April 12, 2005, the extraordinary meeting of the Board of Directors approved the capitalization of the especial goodwill reserve, in the amount of R$154,238, and the remaining balance, in the amount of R$27,115 was transferred to retained earnings.
Fiscal incentives and donations reserve
Although donations and asset subsidies were received in the past, under the self-financing plan, this refers basically to fiscal incentives— FINOR.
(c)     Earnings reserves
Legal reserve
In accordance with article 193 of Brazilian Corporate Law, the Company must appropriate 5% of net income for the year to a legal reserve, up to the limit of 20% of its total share capital. This appropriation is optional when the legal reserve, added to the capital reserves, exceeds the share capital by 30%. This reserve may be used for capital increase or absorption of losses, but may not be distributed as dividends.

Notes to the financial statements

Unrealized income reserve
The unrealized income reserve represents unrealized net income from gains due to equity method accounting . In 2005, the Company constituted the corresponding reserve in the amount of R$272,143, to preserve its cash flow, and it will be realized upon receipt of dividends.
Investment reserve
The Company maintains an investment reserve, to cover investments made until then by the Company, whether directly or through long-term credit lines extended to its subsidiaries, to enable the latter to carry out their respective capital expenditures. Direct and indirect investments were applied to the expansion of the fixed-line network, in connection with the universal service targets set by Anatel, as well as to the formation of Oi. Capital expenditures totaled R$8.9 billion in 2001, R$2.0 billion in 2002, including deferred charges, R$1.6 billion in 2003, and R$2.1 billion in 2004 and R$2,4 billion in 2005. The expected return of these investments is estimated at 7 years from the expenditure dates. This optional reserve was set up in order to preserve the Company’s cash flows. However, depending on the financial position, the reserve can be realized with the consequent distribution of dividends.
The Ordinary General Meeting held on April 12, 2005, approved the proposal to realize part of the “investment reserve”, in the amount of R$429,954, for distribution of dividends.
(d)     Dividends and interest on own-capital
According to its by-laws, the Company must distribute a minimum dividend of 25% of the adjusted net income each year, in accordance with sub-clause I, items (a) and (b) of article 202 of Brazilian Corporate Law. Preferred shares have priority to the return of capital without premium and distribution of dividends, and are assured a minimum, non-cumulative dividend of 6% per year, in proportion to the number of shares held by them, or 3% of the share’s net book value, whichever is greater. The remaining amounts of the minimum compulsory dividends are appropriated to the holders of ordinary shares, up to the same limit as preferred shares, and the balance is shared equally between holders of preferred and ordinary shares.
The Company’s by-laws also provide for the distribution of interest on own-capital as a method of remunerating shareholders. The portion of interest on own-capital is deductible for income tax and social contribution purposes, limited to the average TJLP during the applicable period, and must not exceed (I) 50% of net income (before this distribution and any tax income deductions) for the period when the payment is made, or (ii) 50% of retained earnings, whichever is greater. The amount paid or assigned to shareholders as interest on own-capital, net of any tax withheld at source, may be considered part of the distribution of compulsory dividends. In this event, Brazilian Corporate Law establishes that the Company must distribute to its shareholders an amount sufficient to ensure that the net amount received, after payment of withheld taxes, be at least equal to the minimum compulsory dividend.
The Ordinary General Meeting held on April 12 2005, approved the destination of net income in the amount of R$689,286, of the year ended December 31, 2004, as follows: (a) R$34,464 to the legal reserve; and (b) dividend distribution in the total amount of R$1,000,000. The Meeting also ratified the payment of interest on own-capital imputed to dividends, in the total amount of R$100,000, declared on January 28, 2004, which has been paid together with the dividends as of April 25, 2005.
In compliance with Brazilian corporate law, and according to TNL’s statutes, net adjusted income is equal to net income as determined for the year, adjusted to reflect allocations to/from: (I) legal reserve; (ii) contingency reserves; and (iii) realization of unrealized income.

Notes to the financial statements

Minimum compulsory dividends were calculated as follows:

	2005	2004

Net income for the year	1,052,362	689,286
Appropriation to legal reserve	(52,982)	(34,464)

Adjusted net income	999,380	654,822

Minimum compulsory dividends—25%	249,845	163,706
Number of common shares outstanding (in thousands)	127,374	126,601
Number of preferred shares outstanding (in thousands)	254,747	253,203
Minimum statutory dividends were calculated as follows:

	2005	2004

Share capital	4,688,731	4,812,019
Percentage of preferred shares	66.67%	66.67%
Proportion of capital shares	3,125,821	3,208,013

Percentage of statutory dividends	6%	6%

Minimum statutory dividends	187,549	192,481

	2005	2004

Shareholders’ equity	8,358,841	8,405,183
Percentage of preferred shares	66.67%	66.67%
Proportion of capital shares	5,572,561	5,603,455

Percentage of statutory dividends	3%	3%

Minimum statutory dividends	167,177	168,104

Of net income for the year ended December 31, 2005, management is proposing to the Ordinary General Meeting, the destination of R$785,000, being R$572,956 as dividends and R$212,044 in the form of interest on own-capital, the total amount of which is higher than the minimum compulsory dividend (statutory).
The distribution of interest on own-capital referring to the year 2004 was approved by the Extraordinary General Meeting held on April 19, 2005, and the amount was restated until December 31, 2005 by the CDI and, as of January 1, 2006 until the first payment, by the referential rate (TR).

	Common	Preferred
	shares	shares	Total

Proposed dividends	190,985	381,971	572,956
Interest on own-capital	70,681	141,363	212,044
Outstanding shares	127,374	254,747	382,121
Amounts per lot of a thousand shares—in reais
Proposed dividends	1.500	1.500	1.500
Interest on own-capital
April 29, 2005	0.350	0.350	0.350
June 30, 2005	0.130	0.130	0.130
October 31, 2005	0.078	0.078	0.078

Notes to the financial statements

Dividends and interests on own-capital payable by the parent company, which are recorded as current liabilities, are as follows:

Base year of proposal	2005	2004

2005	781,150
2004	37,744	1,105,177
2003	19,590	26,080
2002		19,969
2001		14,675

	838,484	1,165,901

(e)     Prescribed dividends and interest on own-capital
Dividends and interest on own-capital unclaimed by shareholders within three years from the date such distributions are made available to shareholders.
(f)     Shares in treasury
On January 26, 2005, the Board of Directors approved a share buy-back program for cancellation or to maintain in treasury for a period of 90 days, until April 26, 2005. Such repurchases were limited to 10% of common and preferred shares outstanding, excluding treasury shares, up to the limit of 3,458,000 common shares and 20,431,242 preferred shares.
During 2005, TNL repurchased 1,598,100 shares, of which 532,700 common shares and 1,065,400 preferred shares, having disbursed R$70,979. Therefore, at December 31, 2005, TNL held 9,713,495 shares in treasury, of which 3,237,832 common shares and 6,475,663 preferred shares.
(g)     Reconciliation of net income and shareholders’ equity from Parent Company to Consolidated
The reconciliation of net income for the year’s ended December 31, 2005 and 2004, and shareholders’ equity for the parent company at December 31, 2005, on a consolidated basis, are presented below:

	Net income for the Year		Shareholder’s equity

	2005	2004	2005	2004

Parent Company	1,052,362	689,286	8,358,841	8,405,183
Elimination of unrealized gain on disposal of the Company’s participation in Pegasus to Telemar(i)			(43,271)	(43,271)
Elimination of part of the amortization of the goodwill paid by Telemar for the participation of the Company in Pegasus(ii)	19,809	19,809	59,427	39,618
Amortization of goodwill(iii)	(11,154)	(11,154)	(33,463)	(22,309)
Elimination of the unrealized gain on the disposal of The Company’s participation in Oi to Telemar (iv)			(499,994)	(499,994)
Elimination of the amortization of the goodwill paid by Telemar on the acquisition of the participation in Oi held by the Company(iv)	53,096	53,096	137,166	84,070

Consolidated	1,114,113	751,037	7,978,706	7,963,297

Notes to the financial statements

(i)	Refers to the elimination of the Company’s unrealized gain on disposal of its participation in Pegasus to Telemar, in the amount of R$43,034, recognized in December 2002. In February 2003, the sale price of Pegasus shares was adjusted downwards, reducing the Company’s income by R$20,647. However, in November 2003, Pegasus’ management prepared technical appraisals regarding the expectations of future taxable income, concluding that tax credits would be fully used. Accordingly, the sale price was adjusted again, reflecting an installment of R$85,450, payable in proportion to the utilization of the tax credits for the period before the acquisition by Telemar. The Company recognized non-operating revenues of R$20,884 (24.44% share in tax credits). Both price adjustments had a final positive impact on the Company of R$237 in 2003.

(ii)	Refers to the adjustment for the elimination of the amortization of the goodwill paid by Telemar on the acquisition of the Company’s participation in Pegasus, in the final amount of R$78,160, increased by the supplementary amount of R$20,884 as mentioned in the previous paragraph. This goodwill is being amortized in 60 months in Telemar, according to appraisals about the expectations of future profitability of the business. For consolidation purposes, as this is a goodwill within the same economic group, its formation and subsequent amortization have been eliminated.

(iii)	The goodwill paid by the Company upon acquiring its holding in Pegasus, in January 2001, is accounted for in the consolidated statements at R$55,772, and amortized over 60 years. At the Company, such goodwill was fully amortized when the interest in Pegasus was sold to Telemar. For consolidation purposes, this amount is considered as part of the goodwill paid to third parties for the acquisition of Pegasus and amortized in accordance with the studies mentioned above.

(iv)	Refers to the elimination of the Company’s unrealized gain on disposal of its participation in Oi (reversal of the provision for unsecured liabilities). The amortization of the goodwill paid by Telemar on the acquisition for one Real (R$1.00) of the Company’s participation in Oi is also being eliminated and amortized over 9,5 years, as from May 2003, according to the average asset depreciation rate.

28	FINANCIAL INSTRUMENTS
TNL and its subsidiaries are mainly exposed to market risk arising from changes in exchange rates, due to the volume of debts in foreign currency, while their revenues are in reais. To reduce exposition to this risk, they use derivatives instruments, such as swap agreements. TNL and its subsidiaries do not use derivatives for other purposes.
These transactions are carried out by the Company’s financial department in accordance with the strategy previously approved by management.
(a)     Foreign exchange risk
Approximately 57% (2004—67%) of the consolidated debt, including debentures and excluding swap operations, is expressed in foreign currency (United States dollars, currency basket of BNDES and Japanese Yen).
The sum of the nominal values of the foreign currency swaps, and of investments in foreign currency at December 31, 2005, totals US$1,866,342 thousand (2004—US$2,406,958 thousand) (consolidated), and US$680,886 thousand (2004—US$1,247,420 thousand) (parent company), representing 97% and 120% of debt coverage, respectively (2004—91% and 103%).

Notes to the financial statements

(b)     Derivatives
The Company limits its use of derivatives to managing risk that could negatively impact its financial and operating flexibility. The Company’s risk management strategy is designed to protect against adverse changes in foreign currency exchange rates and foreign currency interest rates. The Company does not hold derivatives for trading purposes.
The Company entered into foreign currency exchange rate and interest rate swap agreements to limit its exposure to foreign exchange rate risks related to its US dollar and Yen denominated long-term debt.
The summary of the carrying amount of financial instruments is as follows:
These transactions can be summarized as follows:

	Derivatives		Recorded loss
	contract value		on derivatives

	2005	2004	2005	2004

Consolidated
Foreign currency investments(i)	1,038,414	1,138,193	(112,418)	(77,995)
Foreign currency swap(ii)	3,329,778	5,250,493	(1,469,328)	(999,722)
The foreign currency swap transactions transfer the risk of variation in foreign currencies to the CDI variation.

(i)	The result of foreign currency investments refers to interest on financial investments in U.S. dollars recorded as “Results on swap operations (see details in Note 7).

(ii)	Foreign currency swap transactions transfer the risk of variation in foreign currencies to variation of the CDI. Under the terms of the swap agreements, the Company pays to or receives from the counterparties at maturity the amounts, if any, on an average of 100.5% of the variation in the CDI rate (interbank deposit certificate rate) on the portion of the notional value which exceeds the variation on the US dollar and Yen exchanges plus the estimated weighted average coupon of the cross-currency interest rate swaps at December 31, 2005 of 8.04% for US dollar debts and 1.66% for Yen debts. If the variation in the US dollar and Yen exchange rates exceeds the variation of the CDI rate, then the Company is entitled to receive the difference from its counterparts. The gain and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest expenses in the statement of operations. The gains and losses are paid or received to or from the counterparties, and these amounts are recorded reducing or increasing the amounts of loans and financing. At December 31, 2005 and 2004 the Company had payables of R$1,952,067 and R$1,417,100 respectively.
(c)     Interest rate risk
TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP or CDI for real-denominated debts, and based on LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies. To reduce its exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.

Notes to the financial statements

At December 31, 2005, approximately 81% of all loans, including debentures, were remunerated at floating rates, of which 22% are replaced with fixed rates by means of swap transactions (2004— 81% and 24%, respectively).

	Value of derivative		Losses on
	contracts		derivatives

	2005	2004	2005	2004

Interest rate swaps	1,435,849	2,090,736	(23,375)	(51,109)
(d)     Credit concentration risk
The concentration of credit risk associated to accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 11).
Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risks.
(e)     Fair value of financial instruments
Except for the direct and indirect investments in Telemar, the market values of the main financial instruments are similar to the book values, shown as follows:

	2005		2004

		Market		Market
	Book value	Value	Book value	Value

Marketable securities(i)	3,736,695	3,736,695	5,403,398	5,403,398
Loans and financing(ii)	8,629,726	8,604,386	10,789,288	10,687,177
Debentures(ii)	1,224,816	1,228,347	1,225,016	1,225,526
Derivatives(iii)	1,952,067	1,905,795	1,417,100	1,249,063

(i)	The book values of marketable securities on December 31, 2005 and 2004 are similar to their fair value, because they are recorded at realizable value.

(ii)	The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

(iii)	The fair value of derivatives differs substantially from the book-value due to the timing these instruments were acquired and the future expectations of foreign exchange variation. The values recorded under Brazilian GAAP are reducing the losses over loans and financing due to the devaluation of the Brazilian Real. The reduction of these book values to fair value would only occur if the Company were to terminate these contracts before maturity. Management expects to maintain these instruments to their maturity.

29	EMPLOYEES BENEFITS
(a)     Private Pension Plans
Fundação Sistel de Seguridade Social (“Sistel”) is a private, non-profit pension plan created on November, 1977, to establish private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to Sistel sponsored employees and their families.

Notes to the financial statements

TNL and its subsidiary Telemar sponsor private pension plans with defined benefits (PBS-A and PBS-Telemar) and TNL and its subsidiaries, Telemar and Oi sponsor a private pension plan with defined contribution (TelemarPrev).
With the statutory changes approved by the SPC on January 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos PBS-Assistidos— “PBS-A”).
Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, the Sistel’s Executive Board filed in October 2004 a request to transfer to “Fundação Atlântico de Seguridade Social”, the management of the PBS-Telemar and TelemarPrev plans. This pension fund was formed by Telemar and authorized to start activities on January 12, 2005 by Secretariat for Complementary Pensions.
“Fundação Atlântico de Seguridade Social”, is a non-profit, multi-sponsored, limited private pension plan company, administratively and financially autonomous, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, and its objective is to manage private pension plans for the employees and directors of its sponsors.
In December 2005, the SPC approved the changes in the Regulations of the Benefit Plans, PBS-Telemar and TelemarPrev, to comply with the requirements of Resolution MPS/ CGPC no. 06, dated October 30, 2003 and Instruction SPC no. 5 dated December 9, 2003 relating to the Institutes (Deferred Proportional Benefit, Self sponsored, Rescue and Portability).
The bookkeeping of the pension and social assistance plans is totally segregated, enabling the determination of results per benefit plan.
The information and effects, for reporting purposes, required by the pronouncement issued by IBRACON with respect to the recording of benefits granted to employees, approved by CVM Resolution No. 371, of December 31, 2000, are presented below.
(i)     Defined benefit plans (PBS-A and PBS-Telemar)
At the time of the Sistel restructuring, the PBS-Telemar plan (individual) was introduced, maintaining the rights established in PBS-A (solidary). In addition to monthly income supplementation benefits, medical care is provided (PAMA) to retired employees and their dependents, on a shared cost basis.
The contribution from active participants is the sum of: (a) between 0.5% and 1.5% of the participation salary (depending on the age of the participant); (b) 1% of the participation salary that exceeds half the contribution salary, limited to the value of the Sistel Standard Unit; and (c) 11% of the amount which exceeds the participation salary. The actuarial method to determine the cost of benefits is the capitalization method. The contribution of the Company and its subsidiaries was 8.78% of the payroll cost of the employees that participate in the plan, of which 7.28% is allocated to PBS-Telemar and 1.5% to PAMA. The financial regime to determine the plan’s costs is that of capitalization.
During the year ended December 31, 2004 there was no company contribution and during the year ended December 31, 2005 the company’s contribution amounted to R$151 (consolidated).
This plan accepts no new participants since the formation of TelemarPrev, in September 2000. Almost 96% of the then existing participants migrated to TelemarPrev.

Notes to the financial statements

Reconciliation of assets and liabilities at December 31:

	2005		2004

	PBS-A(*)	PBS-Telemar	PBS-A(*)	PBS-Telemar

Fair value of plan assets	2,777,961	177,909	2,584,900	161,920
Present value of actuarial liabilities	(2,196,133)	(153,954)	(1,987,722)	(141,800)

Fair value of assets in excess of actuarial liabilities	581,828	23,955	597,178	20,120

(*)	PBS-A has no active participants, and sufficient technical surplus to cover future actuarial liabilities.
Although the plans assets exceed the actuarial liabilities at December 31, 2005 and 2004, such excesses will not be recognized, as law does not determine its reimbursement; in addition, PBS-A is not a contribution plan.
Changes in plan assets:

	PBS-A	PBS-Telemar

Fair value of assets at December 31 2004	2,584,900	161,920
Benefits paid during the year	(181,669)	(12,264)
Reversal contributions during the year		358
Impact due to anticipated liquidation in benefit plan		(5,846)
Actual yield of plan assets	374,730	33,741

Fair value of plan assets at December 31, 2005	2,777,961	177,909

Changes in actuarial liabilities:

	PBS-A	PBS-Telemar

Liabilities at December 31, 2004	1,987,722	141,800
Gross current service cost (including interest)		669
Interest on actuarial liability	214,328	18,295
Benefits paid during the year	(181,668)	(12,264)
Impact due to reduction in benefit plan		1,385
Impact due to anticipated liquidation in benefit plan		(5,846)
Actuarial loss	175,751	9,915

Liabilities at December 31, 2005	2,196,133	153,954

The amounts above do not consider the assets and liabilities of PAMA, a multi-sponsored plan similar to the “defined contribution” plans (payment of benefits is limited to the amount of contributions received by the plan), and no liabilities exist beyond current balances.
(ii)     Defined contribution pension plan (TelemarPrev)
TNL and its subsidiaries sponsor Sistel’s TelemarPrev plan, approved by the SPC in September 2000.
The plan assures to the participants benefits categorized as follows: (I) risk benefits, and (ii) programmable benefits.
The usual contribution from participants consists of two parts: (I) basic—equivalent to 2% of the participation salary, and (ii) standard— equivalent to 3% of the positive difference between the total participation salary and the amount allocated to the pension plan. Additional contributions from the

Notes to the financial statements

participant are optional, in a percentage representing multiples of 0.5% of the participation salary and must be made for no less than 12 months. Occasional contributions from the participant, which are also optional, must not be lower than 5% of the participation salary cap.
The plan establishes the contribution parity for contributions from participants and sponsors, up to the limit of 8% of the participation salary, however the sponsor is not required to follow any additional or occasional contributions by the participant. The actuarial method to determine the cost of benefits is the capitalization method.
During the year ended December 31 2004 there were no company contributions and during the year ended December 31 2005 there were contributions in the amount of R$170 (parent company) and R$8,106 (consolidated).
The reconciliation of assets and liabilities at December 31, 2004 and 2003 is not presented herein, as this is a defined contribution plan.
(iii)     Plan’s expected results for 2006 are as follows:

	PBS-A	PBS-Telemar

Anticipated return of assets	369,193	27,075
Cost of current service		(686)
Interest cost	(282,242)	(19,894)

Total income expected for 2006	86,951	6,495

Revenues will not be recognized, for lack of evidence that such assets could reduce future contributions from sponsors and because they are not reimbursable.
(iv)     Main actuarial assumptions
The main actuarial assumptions used in the calculations of PBS-A, PBS-Telemar and TelemarPrev are the following:

	% per Year

	2005			2004

			PBS-Telemar			PBS-Telemar
			and			and
	PBS-A		TelemarPrev	PBS-A		TelemarPrev

Discount rate of actuarial liability	13.42		13.42	11.30		13.42
Expected remuneration rate of assets	13,75		14,17	12.20		13.75
Estimated inflation rate	7.00		7.00	5.00		7.00
Estimated salary increase	(*	)	7.00	(*	)	7.00
Estimated benefit increase rate	7.00		7.00	7.00		7.00
Mortality table	UP94		UP94	UP84		UP84

(*)     This plan has no active participants.
Considering that the life expectation of the population in general and of the participants has been growing, due to a series of factors, among which the technological development of medicine, public health policies and the prevention of diseases through quality of life programs in general, the mortality table was altered from UP84 to UP94 to analyze the actuarial liabilities of the benefit plans sponsored by TNL and its subsidiaries, Telemar and Oi.

Notes to the financial statements

(b)     Employees’ profit sharing
The profit sharing plan was started in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the following targets are met:

➢	Meeting the targets for economic added value (indicators of profit before interest, income tax, depreciation and amortization, in addition to indicators of economic added value); and

➢	Operating indicators.
At December 31, 2005, the Company recorded provisions based on the best estimate of the accomplishment of these targets, in the amounts of R$25,947 (2004—R$78,601). The recorded provision also includes a provision for possible losses on stock options (see comments in Note 27(h)).
The changes in the provision can be summarized as follows:

Balance of the provision on December 31, 2004	78,601
Payment of profit sharing referring to the year 2003	(103,336)
Provision of 2004 (Note 5) Profit sharing provision, including prior year’s payment complement	46,178
Stock options compensation (Note 25(h))	4,504

Balance of the provision on December 31, 2005	25,947

Until December 31, 2003, the Company classified such amounts separately in the statement of income for the year. As from 2004, the Company records such amounts as “Other operating expenses” (Note 6), to align with the local preparation of financial statements’ best practices.
(c)     Other benefits
The Company provides its employees with medical and dental plans, prescription drug aid, day-care support and group life insurance through discounts in the payroll according to salary rates set out in the collective labor agreements.
(d)     Stock options
TNL established stock option plans, whereby preferred shares were reserved for a selected group of executives. Options are exercisable at varying dates, on a cumulative basis up to 5 years. Options become fully exercisable after the fifth year.
Executives who adhere to the plan must pay the Company 10% of the shares valued at the offer price, upon contract signature. This amount will be deducted from the exercise price after the 5-year period. In the event of contract termination prior to the 5-year period, the Company may opt for delivering a number of shares equivalent to the 10% paid, or pay the market value based on prices quoted on the stock exchange during the last 90 days.
The offer price is restated in accordance with the IGP-M (internal price index) variation, plus interest of 6% p.a. Executives may opt to receive the difference between the market price and the exercise price, or to receive the equivalent shares.
In the event of dividend distribution, their value will be reduced by the value of options exercised. Should an executive decide to sell the acquired shares after the exercisable period, he/she must grant the Company the right of preference in the acquisition of the shares at the market value on the date of sale.

Notes to the financial statements

The following table summarizes stock option transactions carried out up to December 31, 2005:

		Initial	Exercise price
	Number of	option
	shares	price	2005	2004

	(in)
	thousands	In Reais
Shares offered in July 2000	250	30.00	68.25	63.22
Shares offered in May 2001	1,296	33.00	64.54	61.31
Shares offered in July 2002	1,241	24.73	40.55	37.22

	2,787
Offerings extinguished due to rescissions	(1,520)

Options outstanding at December 31, 2005 (0.33% of shares outstanding)	1,267

The market value of the shares on the last business day of 2005 was R$41.50 (2004—R$44.40) per share. Considering that the market value is higher than the value of the stock options granted under the July 2002 plan, management records a provision for possible losses, which at December 2005 amounted to R$4,504. If all options under the July 2002 plan were exercised, the total disbursement would equal R$3,069, as there are 620 thousand valid shares. The current provision for such future disbursements is calculated based on the period lapsed since the creation of the plan, taking into account the weighted average of exercisable options per year.
The next table shows the position of stock options outstanding at December 31, 2005:

Stock options
	Stock options outstanding			exercisable

			Weighted		Weighted
	Number of	Weighted	Average	Number of	average
	shares in	average	Exercise	shares in	remaining
Exercise price ranges on the contract’s settlement date	thousands	remaining life	Price	thousands	life

		(in)			(in)
		years			years
R$20.00–29.99	620	1.58	40.55	485	40.55
R$30.00–39.99	647	0.45	65.23	427	65.43

Total	1,267			912

30.	TRANSACTIONS WITH RELATED PARTIES
Loan contracts with BNDES
In December 1999, some of the former 16 subsidiaries fixed-line telephone operators, merged into Telemar, signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$400 million, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.
In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$2,700 million with the interest rate of the contract, in national currency based on TJLP and of the foreign currency contract (Currency Basket of BNDES) based on variable interest rates of BNDES, plus 3.85% per year. Financial charges were due quarterly until January 2002 and monthly for the period from February 2002 to January 2008.
Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of the consortium that also included

Notes to the financial statements

Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.
At December 31, 2005, the balance of this credit line on the balance sheet totaled R$1,142.6 million (2004—R$1,707.2 million). In the period from December 2003 to December 2005, Telemar and Oi withdrew respectively, R$636,104 and R$585,000 relating to new loan contracts signed with BNDES in October 2003, September 2004 and July 2005, in the total amount of R$1,400,945. The funds will be used for the expansion of the telecommunication networks and to introduce operating improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the financing, in its totality, to Telemar, as commented in Note 19, letter (b), item (iii).
Investment and contract with iG
As discussed in Note 1(a), the Company, through its subsidiary TNL. Net, had an indirect interest representing 17.5% of the total capital of the internet gate iG, which had among its shareholders some of the shareholders of Telemar Participações, such as Global Internet Investment (related to Asseca Participações S.A.) and Andrade Gutierrez Contractors (related to AG Telecom Participações). In February 2001, TNL.Acesso signed agreements with iG to operate all the portal access infrastructure for five years. As a result of the sale of the interest in iG to Brasil Telecom, all agreements between TNL. Acesso and iG were terminated, as well as the parties’ rights and duties.
Administration fee—Telemar Participações
As disclosed in Note 3, in the Extraordinary General Meeting of November 30, 1999, the shareholders deliberated and approved an agreement to render managing and administrative services between the Company and Telemar Participações S.A, major shareholder of Parent Company, charging an administration fee, as allowed for in the concession contracts. This agreement was in effect until December 31, 2003, and has not been renewed.
Rental of transmission infrasctructure
AIX renders services to Telemar relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2004, such costs added up to R$20,933 (2003—R$40,676) and are recorded as “Rentals and insurance” in Note 3.
TelemarPrev investments (pension funds)
As described in Note 39 (h), TelemarPrev had investments in equity security in approximately 36 Brazilian companies at December 31, 2004, including Telemar Participações, Fiago Participações S.A., L.F. Tel S.A. and TNL. These four investments totaled R$666,357 in which Telemar Participações and Fiago Participações represent a combined 68.7% of this amount.
31     INSURANCE
During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.
Assets and responsibilities of material value and/or high risk are covered by insurance. Telemar and its subsidiaries hold insurance policies that guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

Notes to the financial statements

Insurance policies held by the Company comprise the following coverage, according to risks and nature of assets at December 31, 2005 and 2004:

Insurance type	Insured amount

Operating risks and loss of profits	560,000
Third party liability—comprehensive	20,000
Third party liability—vehicles	3,000
Third party liability—third parties	57,768
Insurance guarantee	28,441
32     COMMITMENTS
(a)     Rentals
The Company has operating leases for facilities, electrical energy posts, dedicated lines and equipment used in operations, which expire at different dates. Rental expense under operating leases amounted to R$626,144, R$495,263 and R$439,450 for 2005, 2004 and 2003, respectively.
The Company’s approximate future minimum obligations under non-cancelable operating leases in effect at December 31, 2005 and expiring in 2006 amount to R$634,271.
The Company has several capital lease agreements for information technology equipment. The amounts charged to income for the years 2005, 2004 and 2003 were R$59,701, R$44,926 and R$24,364, respectively (Note 17).
(b)     Labor agreements
The state labor unions are associated either with the Federação Nacional dos Trabalhadores em Telecomunicações—“Fenattel” (National labor union, or with the Federação Interestadual dos Trabalhadores em Telecomunicações—“Fittel” (Interstate labor union). Management negotiates new collective labor agreements every year with the local labor unions.
(c)     Reversibility of property, plant and equipment
A substantial part of the property, plant and equipment of the fixed-line concessionaire are deemed to be part of the concession’s equity. If the concession contract were to be terminated, this part of the property, plant and equipment would automatically revert to Anatel.

Notes to the financial statements

33     SEGMENT REPORTING

	2005

			Other
			segments
			and	Intragroup
	Fixed-line	Mobile	holding	eliminations	Consolidated

	(in million of Brazilian Reais)
Gross operating revenues:
Local	12,146.4	1,425.8		(13.4)	13,558.8
Long-distance	3,823.7			(28.6)	3,795.1
Data transmission	1,936.3	26.6	566.3	(468.2)	2,061.0
Remuneration for network usage	1,111.6	907.0		(717.1)	1,301.5
Prepaid calling cards for public telephones	1,111.1				1,111.1
Sale of handsets and accessories		767.3			767.3
Other revenues	809.9	302.9	116.0	(137.1)	1,091.7

	20,939.0	3,429.6	682.3	(1,364.4)	23,686.5
ICMS and other indirect taxes	(5,900.3)	(699.5)	(73.9)	59.7	(6,614.0)
Discounts and returns	(191.9)	(110.2)	(23.0)		(325.1)

Net operating revenues	14,846.8	2,619.9	585.4	(1,304.7)	16,747.4

Cost of services rendered and products sold:
Interconnection	(3,023.5)	(86.8)	(0.4)	717.2	(2,393.5)
Depreciation	(2,484.1)	(419.3)	(26.3)		(2,929.7)
Network maintenance	(919.0)	(117.1)	(10.1)		(1,046.2)
Cost of handsets and accessories		(835.5)			(835.5)
Other	(1,344.5)	(429.8)	(130.8)	314.2	(1,590.9)

Total cost of services rendered and products sold	(7,771.1)	(1,888.5)	(167.6)	1,031.4	(8,795.8)
Gross profit	7,075.7	731.4	417.8	(273.3)	7,951.6

Selling expenses:
Third party services and marketing	(660.7)	(270.9)	(9.6)	25.0	(916.2)
Sales commission	(484.6)	(248.7)	(150.3)	305.8	(577.8)
Provision for doubtful accounts	(460.9)	(41.2)	(3.3)	(0.3)	(505.7)
Contact center	(300.4)	(82.0)	(5.8)		(388.2)
Other	(221.4)	(69.4)	(3.5)	2.0	(292.3)

Total selling expenses	(2,128.0)	(712.2)	(172.5)	332.5	(2,680.2)
General and administrative	(852.5)	(186.5)	(45.2)	0.1	(1,084.1)
Financial results	(1,322.3)	(61.4)	(229.2)	(3.2)	(1,616.1)
Other operating results, net	(633.8)	58.9	2,013.2	(2,157.2)	(718.9)
Net income (loss) for the year	1,738.2	(18.6)	1,710.2	(2,315.7)	1,114.1
Accounts receivable	3,335.6	466.2	29.4	(120.5)	3,710.7
Property, plant and equipments	9,391.4	3,412.1	43.0		12,846.5
Loans and financing	7,014.7		2,281.1	(666.1)	8,629.7

Notes to the financial statements

	2004

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	Center	holding	eliminations	Consolidated

	(in million of Brazilian Reais)
Gross operating revenues:
Local	11,581.7	925.7				12,507.4
Long-distance	3,661.3					3,661.3
Data transmission	1,508.0			596.7	(497.1)	1,607.6
Remuneration for network usage	1,269.3	781.9			(657.3)	1,393.9
Prepaid calling cards for public telephones	1,017.2					1,017.2
Sale of handsets and accessories		747.8				747.8
Contact center			709.1		(453.2)	255.9
Other revenues	729.6	217.4	0.2	201.2	(214.9)	933.5

	19,767.1	2,672.8	709.3	797.9	(1,822.5)	22,124.6
ICMS and other indirect taxes	(5,510.6)	(521.8)	(54.7)	(54.8)	81.1	(6,060.8)
Discounts and returns	(147.1)	(59.9)		(15.1)		(222.1)

Net operating revenues	14,109.4	2,091.1	654.6	728.0	(1,741.4)	15,841.7

Cost of services rendered and products sold:
Interconnection	(3,053.0)	(119.9)		(0.9)	657.3	(2,516.5)
Depreciation	(2,585.6)	(338.1)	(22.3)	(28.4)		(2,974.4)
Network maintenance	(785.8)	(99.9)		(33.1)	38.9	(879.9)
Cost of handsets and accessories		(932.1)				(932.1)
Other	(1,092.4)	(315.1)	(551.8)	(87.5)	223.3	(1,823.5)

Total cost of services rendered and products sold:	(7,516.8)	(1,805.1)	(574.1)	(149.9)	919.5	(9,126.4)
Gross profit	6,592.6	286.0	80.5	578.1	(821.9)	6,715.3

Selling expenses:
Third party services and marketing	(570.4)	(194.7)	(3.9)	(3.4)	48.4	(724.0)
Sales commission	(501.9)	(135.2)		(165.2)	434.8	(367.5)
Provision for doubtful accounts	(503.7)	(53.1)		(7.5)		(564.3)
Contact center	(238.1)	(69.2)			304.8	(2.5)
Other	(250.8)	(73.3)	(1.9)	(0.1)	2.2	(323.9)
Total	(2,064.9)	(525.5)	(5.8)	(176.2)	790.2	(1,982.2)
General and administrative	(753.8)	(132.5)	(32.2)	(37.7)	6.5	(949.7)
Financial results	(1,450.8)	(148.0)	1.0	(33.5)	(9.9)	(1,641.2)
Other operating results, net	(1,019.7)	60.7	(13.0)	825.6	(489.0)	(635.4)
Net income (loss) for the year	887.9	(459.5)	37.9	770.2	(485.5)	751.0
Accounts receivable	3,280.6	357.2	39.8	114.3	(161.9)	3,630.0
Property, plant and equipments	10,507.9	2,697.8	178.5	386.0		13,770.2
Loans and financing	6,681.3	471.2	25.3	3,921.3	(309.9)	10,789.2

Notes to the financial statements

	2003

				Other
				segments
			Contact	and	Intragroup
	Fixed-line	Mobile	center	holding	eliminations	Consolidated

	(in millions of Brazilian Reais)
Gross operating revenues:
Local services	11,074.5	478.8				11,553.3
Long distance services	2,963.6					2,963.6
Remuneration for network usage	1,303.5	488.5			(345.3)	1,446.7
Data transmission	1,146.2			414.7	(377.0)	1,183.9
Prepaid calling cards for public telephones	808.4					808.4
Sale of handsets and accessories		598.4				598.4
Contact center			448.0		(354.2)	93.8
Other revenues	710.1	106.4		11.0	(48.7)	778.8

	18,006.3	1,672.1	448.0	425.7	(1,125.2)	19,426.9

ICMS and other taxes on revenues	(4,940.8)	(284.4)	(37.3)	(39.0)	60.0	(5,241.5)
Discounts and returns	(132.6)	(43.5)		(6.5)		(182.6)

Net operating revenues	12,932.9	1,344.2	410.7	380.2	(1,065.2)	14,002.8

Costs of services rendered and goods sold:
Interconnection	(2,779.3)	(111.7)		(6.1)	366.0	(2,531.1)
Depreciation	(2,862.8)	(281.1)	(13.9)	(40.2)		(3,198.0)
Network maintenance	(711.1)	(79.3)	(11.0)	(6.4)	18.4	(789.4)
Costs of handsets and accessories		(740.9)				(740.9)
Other	(1,843.9)	(291.5)	(320.9)	(134.1)	375.9	(2,214.5)

Total costs of services rendered and goods sold:	(8,197.1)	(1,504,5	(345.8)	(186.8)	760.3	(9,473.9)
Gross profit	4,735.8	(160.3)	64.9	193.4	(304.9)	4,528.9
Selling expenses:
Third party services and marketing	(598.5)	(232.9)	(2.3)	(124.0)	116.4	(841.3)
Provision for doubtful accounts	(534.9)	(59.7)	(0.3)	(2.7)		(597.6)
Sales commission	(266.1)				266.1
Contact center	(199.8)	(49.7)			245.6	(3.9)
Other	(247.1)	(49.2)	(1.6)	(1.5)	3.6	(295.8)

Total selling expenses:	(1,846.4)	(391.5)	(4.2)	(128.2)	631.7	(1,738.6)
General and administrative expenses	(693.2)	(107.3)	(22.2)	(39.9)	7.3	(855.3)
Financial result, net	(1,402.9)	(858.0)	2.6	80.0		(2,178.3)
Other operating result, net	(449.1)	280.8	(1.7)	86.1	(148.0)	(231.9)
Net income (loss) for the year	794.5	(873.8)	93.6	726.0	(527.6)	212.7

Accounts receivable, net	3,232.2	367.9	26.7	71.0	(164.3)	3,533.5
Property, plant and equipment, net	12,164.4	2,246.0	105.5	384.4		14,900.3
Loans and financing	8,731.2	18.3		5,093.1	(2,905.7)	10,936.9

Notes to the financial statements

34     SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP
The Company has presented its primary financial statements based on accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.
The accounting policies comply with Brazilian GAAP, which differs significantly from US GAAP, as described below:

(a)	Subsidies on postpaid mobile handsets
Under Brazilian GAAP, the Company defers and amortizes the subsidies over a period of 12 months since this is the period agreed upon in the contract with the customer. If the customer intends to terminate the agreement within a year, he or she has to pay a fine equal to the amount of the subsidy on a pro rata basis over the 12 month period. Amortization of the subsidy over 12 months matches the Company’s revenues and costs on a monthly basis.
For US GAAP reconciliation purposes, these amounts are presented as cost of sales in the period in which they were incurred.

(b)	Derivatives
Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates at period end. Under the swap agreements, the Company pays or receives at maturity the amount of the difference between the variation corresponding to an average 100.5% of the CDI rate and the US Dollar and Yen exchange rate plus the bank spread. Gains and losses on swap agreements are recorded on a monthly basis, reducing or increasing foreign currency indebtedness. Gains on options and forward contracts are recorded under interest income when the contracts expire while losses are recorded currently against income. Currently, the Company only engages in swap operations, such as cross-currency interest rate swaps.
Under US GAAP, all derivatives are recorded at fair-value on the balance sheet and all variations in fair-value are being recorded in the statement of operations. The Company does not account for any activities as hedging activities and does not hold derivatives for trading purposes.

(c)	Business combinations
Under Brazilian GAAP, accounting standards do not specifically address business combinations and the purchase method is applied based on book values. The goodwill or negative goodwill on the acquisition of a company is recorded by calculating the difference between the acquisition cost and its underlying book value. If the goodwill or negative goodwill is based on future profitability expectations, the goodwill amortization is recognized in income over a period consistent with the period over which the expectation is to incur gains or losses. If the goodwill or negative goodwill is based on the fair value of property, plant and equipment, the amortization is recognized in income over a period consistent with the assets’ useful lives.
Under US GAAP the Company adopted the procedures determined by SFAS N° 141 Business Combinations to recognize acquisitions of interests in other companies. The method of accounting used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase, which has to be recognized as an intangible asset or to be classified on the balance sheet as property, plant and equipment and assigned to a specific reporting unit.

Notes to the financial statements

Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable tangible and intangible net assets acquired. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Effective January 1, 2002, the Company adopted SFAS N°142 Goodwill and Other Intangible Assets. This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach.
The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level, at least annually and whenever indicators of impairment exist. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of the goodwill exceeds its implied fair value, the excess is required to be recorded as impairment.
Reporting units
For U.S. GAAP purposes, the Company defines its reporting units, according to SFAS 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.
The Company identified the following six reporting units for the year 2005:
1.     Fixed-line telecommunications services;
2.     Mobile telecommunications services;
3.     Data-transmission services;
4.     Rental of duct infrastructure;
5.     Business internet access services; and
6.     Consumer internet access services).
The contact center services reporting unit has been spun-off in 2005 (See Note 35).
According to SFAS 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies and assets of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.
Acquisition of Pegasus
The Company assigned all assets and liabilities of the acquired company, Pegasus, to the data-transmission services reporting unit. However, of the total acquired goodwill in the amount of R$253,120, a portion in the amount of R$87,500 was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus produced a significant reduction in network maintenance costs to that reporting unit. The remaining portion (R$165.620) of the total goodwill was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of

Notes to the financial statements

Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.
The amount of R$253,120 refers to R$138,870 of non-allocated goodwill and R$114,250 of Goodwill-synergies (R$87,500 of which was allocated to the data transmission reporting unit). For US GAAP reconciliation purposes, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations as of January 1, 2002. The Company also ceased amortization of its indefinite-lived intangible assets as of January 1, 2002.
The following table summarizes the estimated fair-values of the assets acquired and liabilities assumed at the date of Pegasus’ acquisition, adjusted in 2003 as mentioned in Note 1(b):

Current assets	51,192
Long-term assets	67,380
Property, plant, and equipment(i)	484,545
Indefeasible rights of use	532,162
Goodwill	253,120

Total assets acquired	1,388,399

Current liabilities(*)	477,223
Long-term debt(*)	587,662

Total liabilities assumed	1,064,885

Total purchase price	323,514

(*)     Including indefeasible rights of use.

(i)	Includes the amount of the purchase price paid by Telemar to third parties on the acquisition of Pegasus (Note 1(b)) allocated as property, plant and equipment, in the amount of R$152,084.

The Company has performed the impairment test for the goodwill using a two-step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed the fair value, there was no need to perform step two and no impairment was recorded.

Notes to the financial statements

Intangible assets
The Company’s intangible assets and goodwill derived from business combinations consist primarily of:

	As of December 31,

	2005			2004

	Carrying	Accumulated
	amount	amortization	Net	Net

Intangible assets subject to amortization:
Licenses—Oi(i)	1,236,567	(304,855)	931,712	1,020,415
Indefeasible rights of use (IRU)(ii)	680,044	(233,826)	446,218	470,110
Intangible assets not subject to amortization:
Goodwill—Synergies(iii)
Fixed-line transmission unit	26,750		26,750	26,750
Data-transmission reporting unit	87,500		87,500	87,500
Other goodwill allocated to fixed-line transmission unit	139,547		139,547	138,870

Total Intangible Assets	2,170,408	538,681	1,631,727	1,743,645

(i)	Refers to the amount paid by Oi, in February 2001, to operate the personal mobile service and to use radio frequencies as well as to some new authorizations acquired in July 2003 and January 2004 (Note 16). The Company began amortizing the main license, acquired in 2001, on a straight-line basis as of July 2002, when operations were started, through the license’s contractual term, ending March 2016.

(ii)	Refers to several indefeasible rights of use contracts of Pegasus and Telemar. (See Note 34 (m))

(iii)	Refers to the amount of goodwill paid by the Company to third parties on the acquisition of Pegasus allocated as synergies, justified by the gains of the combined operations of Telemar and Pegasus. For Brazilian GAAP, the Company began amortizing the synergies as of January 2003 on a straight-line basis over the term of the expected return, which is five years. Under US GAAP this amount of goodwill allocated to synergies is not amortized, but rather subject to an annual impairment test, in accordance with SFAS 142.

For US GAAP reconciliation purpose, the Company ceased the amortization of goodwill recorded in conjunction with past business combinations and the Company also ceased amortization of its indefinite- lived intangible assets as of January 1, 2002, in accordance with SFAS 142.

The Company has performed the impairment test for its goodwill using a two step approach, first comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. Because the carrying value did not exceed the fair value, there was no need to perform two and no impairment was recorded.
Participation increase in AIX
On December 16, 2003, upon the disposal of Alcatel’s participation in AIX and the capitalization of its shareholders’ credits, Pegasus increased its participation in AIX from 18.1% to 50%. Alcatel disposed of its participation in AIX for R$1.00, and based on an independent valuation by third parties, Pegasus recorded a negative goodwill of R$53,952. The accounting treatment for negative goodwill in Brazilian GAAP differs from that in U.S. GAAP. In 2004, management executed an impairment test on AIX’s assets under Brazilian GAAP, which resulted in an impairment loss in the amount of R$53.9 million. As a result, the negative goodwill was adjusted by R$17.4 million, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment

Notes to the financial statements

The net negative goodwill in the amount of R$25.8 million has been reclassified to deferred income for disclosure purposes under Brazilian GAAP, which requires that the net negative goodwill should be disclosed, according to CVM Instruction No. 247, as deferred income.
Under U.S. GAAP, negative goodwill is not allowed and must be allocated to the other assets acquired. The Company allocated the negative goodwill by decreasing AIX’s intangible asset related to long-term receivables from Barramar S.A. (a company from which AIX rents duct infrastructure) that qualified as an intangible asset under the criteria of FAS 141.
On December 31, 2003, Pegasus disposed of the totality of its participation in AIX against its Brazilian GAAP book-value to Telemar.

(d)	Fistel fee upon activation of new clients
Fistel “Fundo de Fiscalização das Telecomunicações” is a telecommunications inspection fund under the supervision of the regulatory agency Anatel. Under Brazilian GAAP, since these Fistel fees are mandatory, the Company considers them to be subscriber acquisition costs and therefore records them as prepaid expenses and amortizes them over the average churn (retention) period to match revenues and costs.
For US GAAP reconciliation purposes, these amounts are presented as cost of sales in the period in which they were incurred.

(e)	Deferred charges from pre-operating period
Under Brazilian GAAP, expenses incurred during the pre-operating period are deferred until the entity is fully operational, at which time the expenses are amortized to income over the time of the expected future benefit of the new subsidiary (Note 19).
Under US GAAP, in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” costs incurred during the start-up and organization of a development stage entity are to be expensed as incurred.

(f)	Pension plans and other post-retirement benefits
Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit pension plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the dead line for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there is no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP accounting principles (Note 27). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.
The funded status of the plans at December 31, 2005 and 2004, in accordance with US GAAP, is presented in Note 40. To calculate the funded status of the plans, the provisions of SFAS N° 87 “Employers’ Accounting for Pensions” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. SFAS N° 132,

Notes to the financial statements

“Employers’ Disclosures about Pensions and Other Post-retirement Benefits” revises and standardizes employers’ disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures as required under US GAAP are also provided in Note 39. Brazilian GAAP and US GAAP do not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis.

(g)	Revenue recognition
Under Brazilian GAAP, installation revenues are recognized in the period in which the installation services are provided while related costs of services are recognized when incurred.
The Company recognizes fixed-line public telephone prepaid card revenues when the cards are sold while the costs are recognized when the cards are used.
In December 1999, SEC issued the Staff Accounting Bulletin N° 101 (SAB 101), superseded by SAB 104— Revenue Recognition, which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as service activation, installation fees and associated incremental costs that are recognized over the expected term of the customer relationship. Because the costs of installations is higher than the installation fee (the amount charged is only intended to cover part of the installation costs), an equal amount of revenue and expense was deferred, and thus there was no impact on net income for the change in accounting principle. The adoption of this rule resulted in a net reduction in revenues and costs during 2005, 2004 and 2003 of R$39,579, R$58,511 and R$80,589, respectively.
Under US GAAP, fixed-line public telephone prepaid calling card revenues are deferred and recognized in income, based on customer usage.

(h)	Capitalized interest and its depreciation
As applied to public companies in the Brazilian telecommunications industry, interest attributable to construction-in-progress was calculated at a rate of 12% per year of the balance of construction-in-progress. The part, which relates to interest on third-party loans, is credited to interest expense based on actual interest costs with the balance relating to capital being credited to capital reserves up to December 31, 1999. As of January 1, 2000, in compliance with a regulation issued by the CVM (Deliberação CVM N° 193), management changed its interest capitalization policy. Similar to US GAAP, under this regulation interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, except that under Brazilian GAAP the amount of capitalized interest includes: (i) monetary gains and losses associated with loans and financing in foreign currency and (ii) charges resulting from currency derivatives. The capitalization excludes financial charges on loans not associated with specific construction-in-progress. Similar to US GAAP, the interest is capitalized to individual assets and amortized over their useful lives.
Under US GAAP, in accordance with the provisions of SFAS N° 34, interest incurred on loans is capitalized to the extent that loans do not exceed construction-in-progress, added to the individual assets and amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes: (i) the monetary gains and losses associated with the loans and financing in foreign currency; (ii) charges resulting from currency derivatives; however, (iii) interest on loans that are not associated with construction-in-progress can be capitalized.

Notes to the financial statements

(i)	Corporate reorganization

(i)	Date of acquisition
Under Brazilian GAAP, the accounting date for a corporate reorganization may be several months prior to the approval of the operation by shareholders. The fixed-line subsidiaries’ corporate reorganization, which occurred in 2001, was recorded based on accounting balances as of March 31, 2001, despite of the fact that the approval of the operation by the shareholders only occurred on August 2, 2001.
Under US GAAP, the corporate reorganization is accounted for as the acquisition of minority interests in a number of subsidiaries and the sale of participation in other subsidiaries to third parties. The date of acquisition of a company should ordinarily be the date that assets are received and other assets are given or securities are issued. For convenience, an effective date at the end of an accounting period between initiation and consummation may be designated if a written agreement transfers effective control to the acquiring company on that date and the acquisition does not require approval of shareholders or others. However, in this case, shareholder and regulatory approval was required and was only received on August 2, 2001, which is thus the acquisition date for USGAAP purposes. Likewise, the date of the sale of the participation in subsidiaries to third parties is the date of the shareholders’ approval.
(ii)     Basis of accounting
Under Brazilian GAAP, the corporate reorganization was accounted for based on book-values of the interests sold and acquired. The net impact of the corporate reorganization was an increase in the net book value of the Company’s investments in subsidiaries, which of R$50,669 was recorded as a capital gain in “non-operating income”.
Under US GAAP, the consideration given in the form of shares in listed subsidiaries, the purchase of minority interests was recorded based on the fair value (quoted market-value) of those shares. The difference between the book value and quoted value of the shares given is recorded as a profit or loss in the income statement in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”. The fair value of the shares given is based on the listed value of such shares immediately after shareholders’ approval of the corporate reorganization.
The consideration paid for the acquired minority interests is allocated to the fair-values of the assets and liabilities of the respective subsidiaries in accordance with SFAS N° 141, “Business Combinations.” The consideration received for the sale of interests in subsidiaries to third parties is recorded at fair value and the gain or loss on the sale is recorded in income.

(j)	Capital lease
Under Brazilian GAAP there is no requirement to capitalize assets acquired through capital leases and depreciate them over the respective economic life. All lease contracts are recorded as operational leases, with charges made to income on a monthly basis during the contractual period.
Under US GAAP, material lease contracts which meet one of the following four criteria according to SFAS N° 13, “Accounting for Leases” are to be capitalized as property, plant and equipment and depreciated over the life of the asset if: (i) automatic transfer of title at the end of the lease term; (ii) the contract includes a bargain purchase option to buy the asset at the end of the lease term; and depreciated over the contract’s term if; (iii) the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or (iv) the present value of the minimum lease payments equals or exceeds 90 percent of the excess of fair-value of the leased asset over any related investment tax credit.

Notes to the financial statements

(k)	Inflation accounting methods and index
In Brazil, because of highly inflationary conditions that prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one that is required under Brazilian GAAP and the other that is known as the constant currency method. The primary difference between Brazilian GAAP and the constant currency method relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued as of January 1, 1996. Prior to that date, Brazilian GAAP required inflationary indexation of property, plant and equipment, permanent investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency method is similar to US Accounting Principles Board Statement N° 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency method and prohibited by Brazilian GAAP.
Financial statements prepared in accordance with Brazilian GAAP have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities to determine taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.
(i)     Additional inflation restatement in 1996 and 1997 for US GAAP
In the reconciliation from Brazilian GAAP to US GAAP, an adjustment for inflation accounting has been included in relation to the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by Brazilian GAAP but still required by APS 3 under US GAAP.
Shareholders’ equity under US GAAP was increased by R$57,065 at December 31, 2003 due to the additional inflation restatement adjustments, net of depreciation. In 2004 these additional inflation restatement adjustments were totally depreciated and therefore had no more effect on shareholders’ equity as from December 31, 2004.
(ii) Inflation index
Under Brazilian GAAP The indexation of the financial statements through 1995 was based on an official government index, the “Unidade Fiscal de Referência” (“UFIR”) except for the year ended December 31, 1990, when it was based on a consumer price index the “Índice de Preços ao Consumidor” (“IPC”). For US GAAP purposes, a general price index, the “Índice Geral de Preços— Mercado”, (“IGP-M”), was used to record the additional inflation restatement in 1996 and 1997.

(l)	Stock option
Under Brazilian GAAP, compensation expense is recorded on an accrual basis when the market-value at the balance sheet date is higher than the option price. However, the Company started recording a provision for stock option plan compensation in 2003. This provision is calculated according to US GAAP and therefore it is no longer necessary to calculate an adjustment for US GAAP reconciliation purpose.
Under US GAAP in accordance with APB 25, “Accounting for Shares Issued to Employees,” the employee’s stock option is deemed to give rise to compensation expense to the extent of the excess of

Notes to the financial statements

the market-price of the shares purchased over the option price. The market-value discount at which employees can buy shares identifies a stock option plan as a compensatory plan. Terms of the stock option plan determine the amount of shares to be granted but do not determine a fixed price. According to the stock option plan, the exercise price is reduced by dividends paid on a preferred share until the option is exercised. Also, the exercise price is adjusted for IGP-M plus 6% p. a. from the grant date until the exercise date. Because the ultimate option price is not known until the exercise date, the stock option plan is considered a variable plan. In variable plans, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in market value of the company’s shares. Compensation cost is calculated at the end of each year using the expected number of options or awards to be issued. These options or awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the period in which the employees perform the related services; such period normally includes a vesting period. In addition, under US GAAP, pro forma disclosures of net income and earnings per share are presented using the fair-value method. The fair-value is determined using an option-pricing model (Black-Scholes or binomial option models) which takes into account the share price at the grant date, the exercise price, the option’s expected life, the volatility of the underlying share and its expected dividends, and the risk-free interest rate over the option’s expected life. However, based on the terms of the Company’s stock option plan and as it is probable that compensation will be paid in the form of cash rather than shares, an accrual is recorded for the cash amount payable and no pro forma calculations are made. The required calculations and disclosures are provided in Note 25(h). As of 2003 the Company recorded under Brazilian GAAP a provision for Stock Option compensation expense calculated according to US GAAP.

(m)	Rights of use
The Company has a number of indefeasible rights of use contracts (IRU), mainly through its subsidiary Oi, in the total net amount of R$446,218 (2004—R$470,110).
Under BR GAAP, only the monthly payments are accounted for and recorded as expenses in the statement of operations.
Under US GAAP, the total amount, (as mentioned above), has to be recorded as long-term assets and the total amount of future monthly payments, as current and long-term liabilities. At December 31, 2005, the total amount of current liabilities was R$40,007 (2004—R$42,551) and the total amount of long-term liabilities was R$370,713 (2004—R$410,720).

(n)	Income tax and social contribution
Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, the Company only recognizes deferred tax assets, related to tax loss carryforwards and temporary differences, if it is more likely than not that they will be realized on a legal entity basis.
Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan, approved by the Company’s Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, the Company discloses in its local GAAP financial statements the amounts expected to be recovered for the next ten years.
In Brazil, the tax law is sometimes significantly altered by provisional measures “medidas provisórias” announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other

Notes to the financial statements

changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carry forwards will be realized.
Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods, which have been established by provisional measures, are not considered to have been enacted and are ignored. The current, combined tax rate of 34% was enacted in 2003.
Under US GAAP, a deferred tax liability or asset shall be recognized for all temporary differences and operating loss and tax credit carryforwards in accordance with the provisions of SFAS 109, “Accounting for Income Taxes.” In addition, deferred tax assets shall be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.
For US GAAP reconciliation purposes, the Company has recorded an additional valuation allowance to fully reserve the deferred income tax assets relating to the operating loss and temporary differences of the subsidiary Oi, which has incurred substantial losses since its inception, in the amounts of R$195,472 and R$197,000, for the years ended December 31, 2005 and 2003, respectively. For the year ended December 31, 2004, an additional valuation allowance, related to the subsidiary Oi, was recorded since 2004 deferred tax assets were fully reserved under Brazilian GAAP.
The total deferred tax assets and related valuation allowance for each of the three years ended December 31, 2005, are as follows:

	2005	2004	2003

Total amount of net deferrable taxes	2,011,990	2,084,498	2,106,729
Valuation allowance	(878,224)	(813,099)	(660,044)

Net deferred tax asset	1,133,766	1,271,399	1,446,685

Current	223,460	122,403	462,386
Long-term	924,042	1,148,996	984,299
Under Brazilian GAAP, fiscal incentives are recorded directly in shareholders’ equity as a special capital reserve. Under US GAAP these benefits are recorded as income for the period, in the line item income tax and social contribution.

(o)	Provision for dividends proposed but not yet declared
Under Brazilian GAAP, at each balance sheet date the Board of Directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own-capital, subject to certain limitations and calculated based on a government interest rate. The amount of interest on own-capital is deductible for income tax purposes and is presented as a deduction from shareholders’ equity. Although not affecting net income, except for the tax benefit, the Company includes the interest on own-capital as financial expense and reverses out the same amount as a reversal of the financial expense.
Under US GAAP, since dividends proposed, which are above the annual minimum dividends as determined in accordance with the Company’s by-laws, may be ratified or modified at the Annual Shareholders’ Meeting, such dividends are not considered declared at the balance sheet date and therefore not accrued. However, interim dividends paid or interest on own-capital credited to shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, no similar interest on own-capital distribution concept exists. Under

Notes to the financial statements

US GAAP, the Company reversed amounts recorded for dividends proposed up to the amount of annual minimum dividends.

(p)	Earnings per share
Under Brazilian GAAP, net income per share is calculated using the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares.
Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS N° 128 “Earnings per share.” This statement provides calculation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share are calculated by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends (up to a minimum of 6% of preferred share capital) and the preferred shareholders portion of undistributed net income (Note 25). Remaining amounts to be distributed are allocated primarily to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is calculated by deducting the preferred dividend and common share dividends from net income. Undistributed net income is divided equally by the preferred and common shareholders on a pro rata basis. The common shares mandatory dividend is calculated up to a limit of 25% of adjusted net income or an amount equal to the preferred dividend, whichever is less.
Diluted earnings per share are calculated by increasing the weighted average shares outstanding for the effect of the shares from the preferred stock option plans.
The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend and interest on own-capital, of R$2.06 per thousand preferred shares in 2005, R$2.90 per thousand preferred shares in 2004 and R$2.10 per thousand preferred shares in 2003.

(q)	Equity method accounting
Under Brazilian GAAP, investments in affiliated companies are accounted for under the equity method if the company has influence over the administration or holds more than a 20% participation (voting or non-voting shares) in the investee. Until December 27, 2002, the Company owned only preferred shares of Pegasus, and under Brazilian GAAP accounted for the investment using the equity method.
Under US GAAP, the equity method is required if the Company holds 20% or more of the voting shares of an investee and has the ability to exercise significant influence over the investee’s operational and financial decisions. In February 2003, the Company acquired the remaining share participation of Pegasus (Note 1(b)).

(r)	Segment reporting
Under Brazilian GAAP, no separate segment reporting is required. However, the Company has been disclosing separate segment reporting under Brazilian GAAP since the financial statements for the year

Notes to the financial statements

ended December 31, 2003 (including comparative numbers for 2002). The segment reporting included in Brazilian GAAP uses the presentation basis of US GAAP (Note 29).
Under US GAAP, SFAS N° 131 “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or holds assets, and major customers.

(s)	Permanent assets
Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated under Brazilian GAAP and tax law through 1995.
Under US GAAP, some of these assets would be classified as non-current assets, especially intangible assets.

(t)	Retained earnings
Under Brazilian GAAP, a company formed as a result of a split-off may present retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the split-off deems so by allocating retained earnings from the parent company to the new company.
Under US GAAP, “retained earnings” allocated in the split-off are not considered historical retained earnings because such amount represents capital allocated from the parent company and is described as “distributable capital.”

(u)	Statement of cash flows
Under Brazilian GAAP, a statement of changes in financial position that reflects the source and application of funds in terms of movement in working capital is required to be presented (“Statement of Changes in Financial Position”). The statement of cash flows may be presented as supplemental information.
Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS N° 95, “Statement of Cash Flows,” establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. The statements of cash flow are included in the Brazilian GAAP financial statements using the presentation basis of US GAAP.

(v)	Classification of income statement line items
Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the years ended December 31, 2005, 2004 and 2003. Accordingly, the consolidated income statement

Notes to the financial statements

under Brazilian GAAP has been reclassified to present a condensed consolidated statement of operations in accordance with US GAAP (Note 38). The reclassifications are summarized as follows:

➢	Interest in subsidiaries, whereby credits made directly to equity which represent amounts recorded by the Company’s subsidiaries in their respective shareholders’ equity accounts without affecting net income but which are recorded by the Company in a separate line item in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed statement of operations in accordance with US GAAP.

➢	Interest income and interest expense, together with other financial charges are displayed within operating income in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been classified after operating income and expenses in the condensed consolidated statement of operations in accordance with US GAAP.

➢	The net income (loss) differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 36, were incorporated in the condensed consolidated statement of operations in accordance with US GAAP.

➢	Non-recurring gains or losses are presented as a separate line item under BR GAAP, but reclassified to “other operating expenses, net” for US GAAP presentation purposes.

➢	Non-operating income (expense) is presented as a separate line item after operating income under BR GAAP, but reclassified to “other operating expense, net” for US GAAP presentation purposes, and thus included in US GAAP “operating income”.

➢	Equity accounting adjustments are presented as a separate line item under BR GAAP, but (i) reclassified to “other operating expenses, net” for US GAAP presentation purposes and (ii) the part of this adjustment which refers to fiscal incentives, is reclassified to income taxes and social contribution for US GAAP presentation purposes (R$64,933, R$78,732 and R$89,898 for the years 2005, 2004 and 2003, respectively). The remaining amount refers mainly to adjustments for prescribed dividends (R$10,050, R$37,100 and R$10,217 for the years 2005, 2004 and 2003, respectively).

➢	Gains and losses on disposal of permanent assets are classified as non-operating income (expense) under Brazilian GAAP. These amounts have been reclassified to other operating expense, net in the condensed consolidated statement of operations in accordance with US GAAP.

(w)	Recent US GAAP accounting pronouncements

(i)	EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common shares. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when

Notes to the financial statements

the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company; The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of basic and diluted earnings per share.

(ii)	SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for no monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company will apply this Statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

(iii)	Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses non- preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005.

In October 2005, the FASB issued SFAS No. 123(R)-2, “Practical accommodation to the application of grant date as defined in FASB Statement No. 123(R)” with recent inquiries from constituents to provide guidance on the application of grant date as defined in FASB Statement No. 123 (revised 2005), Share-Based Payment. The Company will apply this statement to measure its share option program as of the year ending December 31, 2006, but does not expect any significant impacts on its financial position, results of operations or cash flows.

(iv)	Accounting changes and error corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The company will adopt this statement, if applicable, as of the year ending December 31, 2006, but it does not expect this statement to have any significant impact on its financial position, results of operations or cash flows.

(v)	In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable

Notes to the financial statements

interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. The Company does not expect FSP FIN 46(R)-5 to have a significant impact its our financial position, results of operations or cash flows.

(vi)	In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact its our financial position, results of operations or cash flows.
35     SPIN-OFF OF CONTAX PARTICIPAÇÕES
As further discussed in Note 1, on December 29, 2004 the Parent Company’s shareholders approved the spin-off of all Contax Participações’ shares. On March 9, 2005, the spin-off became effective, because in accordance with Brazilian Corporate Law, management needed to wait 60 days, after the date that the minutes that approved the spin-off were registered with the Board of Trade, in order to verify that no creditors opposed to the transaction. For January and February of 2005, the results of operations of Contax Participações were immaterial and therefore were not consolidated by the Company.
Under US GAAP, the spin-off of Contax Participações was not presented as a disposition of discontinued operations for prior years due to the continuity of operating cash flows related to transactions between both companies and the continuing involvement associated with the service contracts signed. The Company and TNL Contax S.A. (a subsidiary of Contax Participações S.A.) have contracts that enable TNL Contax S.A. to manage the contact center and perform call center services on behalf of Telemar. Revenues from services rendered to the Company represented approximately 60% of the total revenues of Contax Participações in 2005 and 2004.
The following are the unaudited, pro forma condensed results of operations of Contax Participações for 2004 and 2003, currently consolidated by the Company, as the transaction did not qualify for accounting treatment as discontinued operations:
Income statements:

	2004	2003

Net operating revenue	654,616	410,690
Cost of services rendered	(574,071)	(334,751)

Gross Profit	80,545	75,939
Operating expenses
Selling, general and administrative	(46,790)	(30,506)
Other operating expenses, net	(1,055)	(728)

Operating income before financial results	32,700	44,705
Financial expenses, net	(4,662)	(2,141)

Operating income (loss)	28,038	42,564
Income tax and social contribution	(11,568)	18,676

Income from continuing operations	16,470	61,240
Discontinued operations:
Loss from operations of discontinued components	(14,647)	(89,903)
Income tax benefit	4,980	30,567

Loss on discontinued operations	(9,667)	(59,336)

Loss for year	6,803	1,904

Notes to the financial statements

36	NET INCOME RECONCILIATION OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

		Years ended December 31,

	Note 34	2005	2004	2003

Net income under Brazilian GAAP		1,114,113	751,037	212,713
Subsidies on postpaid mobile handsets	(a)	(152,825)	2,402	4,959
Fair value adjustment on derivatives	(b)	(121,765)	(110,703)	1,475,254
Reversal of goodwill amortization under BR GAAP	(c)	76,269	75,062	75,062
Additional depreciation of property, plant and equipment	(c)	(10,674)	(10,674)	(10,674)
Fistel fee upon activation of new clients	(d)	14,895	(15,625)	(37,525)
Reversal of the amortization of deferred charges	(e)	59,902	68,433	58,562
Write-off of deferred charges	(e)	3,557	(49)	18,973
Change in prepaid pension cost	(f)	38,694	31,515	63,608
Deferred revenues on public telephone prepaid calling cards	(g)	(10,836)	13,253	(612)
Depreciation of capitalized interest	(h)	13,487	(7,554)	(11,456)
Depreciation fair-value adjustment corporate reorganization	(i)	6,494	6,581	6,548
Capital lease adjustments	(j)	13,647	5,056	10,050
Depreciation of additional inflation restatement 1996 and 1997	(k)		(57,065)	(231,987)
Deferred income tax	(n)	(195,472)		(197,000)
Other	(l)(m)	1,687	1,153	3,419
Deferred tax on adjustments	(n)	22,939	(607)	(484,134)
Minority interest on adjustments		169,786	(229)	(143,222)
Total net income under US GAAP		1,043,898	751,986	812,538

37	SHAREHOLDERS’ EQUITY RECONCILIATION OF DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

	Years ended December 31,

	Note 34	2005	2004

Shareholders’ equity under Brazilian GAAP		7,978,706	7,963,297
Reversal of provision for dividends not yet approved	(o)	572,956	1,000,000
Write-off of deferred charges	(e)	(660,152)	(667,435)
Reversal of the amortization of deferred charges	(e)	234,030	177,108
Prepaid pension cost	(f)	326,384	287,690
Subsidies on postpaid mobile handsets	(a)	(214,153)	(61,328)
Reversal of goodwill amortization under BR GAAP	(c)	226,393	150,124
Additional depreciation of Pegasus’ property, plant and equipment	(c)	(32,022)	(21,348)
Capitalization of interest on construction-in-progress	(h)	(370,491)	(370,491)
Depreciation of capitalized interest adjustment	(h)	289,510	276,023
Fistel fee upon activation of new clients	(d)	(72,357)	(87,252)
Fair-value adjustment on derivatives	(b)	46,272	168,037
Deferred revenue on public telephones prepaid calling cards	(g)	(15,889)	(5,053)
Capital lease adjustments	(j)	28,798	15,031

Notes to the financial statements

	Years ended December 31,

	Note 34	2005	2004

Corporate reorganization fair value adjustment on property, plant and equipment	(i)	(44,167)	(44,167)
Depreciation of fair value adjustment on property, plant and equipment	(i)	28,164	21,670
Inflationary restatement in 1996 and 1997 on property, plant and equipment	(k)		1,564,826
Depreciation of inflationary restatement effects	(k)		(1,564,826)
Deferred income tax	(n)	(515,472)	(320,000)
Other	(l)(m)	(1,053)	(2,573)
Deferred tax on adjustments	(n)	78,449	55,748
Minority interest on adjustments		124,731	(45,055)
Consolidated shareholders’ equity under US GAAP		8,008,637	8,490,026

US GAAP supplementary information:		46,033,965	45,595,435
Property, plant and equipment		(33,210,650)	31,845,027
Accumulated depreciation		12,823,315	13,750,408
Net property, plant and equipment		2,170,408	2,110,575
Intangible assets		(538,681)	(366,930)
Accumulated amortization		1,631,727	1,743,645
Net intangible assets		14,455,042	15,494,053
Net property, plant, equipment and intangible assets		27,164,347	28,943,020
Total assets

38	CONDENSED STATEMENTS OF OPERATIONS PREPARED IN ACCORDANCE WITH US GAAP

	Years ended December 31,

	2005	2004	2003

Gross operating revenue	23,636,044	22,079,319	19,347,109
Deductions (primarily indirect taxes like ICMS, PIS and COFINS)	(6,939,065)	(6,282,867)	(5,424,131)

Net operating revenue	16,696,979	15,796,452	13,922,978
Cost of services rendered and goods sold	(8,861,054)	(9,128,260)	(8,850,926)

Gross profit	7,835,925	6,668,192	5,072,052
Operating expenses):
Selling	(2,668,711)	(1,972,185)	(1,717,889)
General and administrative	(1,056,445)	(934,978)	(825,987)
Other operating expense, net	(540,909)	(587,252)	(127,042)

Operating income	3,569,860	3,173,777	2,401,134
Financial expense, net	(1,887,581)	(1,801,903)	(731,376)

Income before taxes and minority interests	1,682,279	1,371,874	1,669,758
Income tax and social contribution	(478,797)	(447,136)	(568,514)
Income before minority interests	1,203,482	924,738	1,101,244
Minority interests	(159,584)	(172,752)	(288,706)
Net income and comprehensive income	1,043,898	751,986	812,538

Notes to the financial statements

	Years ended December 31,

	2005	2004	2003

Net income and comprehensive income applicable to preferred shares	695,931	502,824	544,324
Net income and comprehensive income applicable to common shares	347,967	249,162	268,214
Net income from continuing operations per share (see Note 34(p)):
Common shares—Basic (in Reais)	2.74	1.97	2.14
Weighted average common shares outstanding (in thousands of shares)	127,227	126,642	125,284
Common shares—Diluted (in Reais)	2.74	1.97	2.14
Weighted average common shares outstanding (in thousands of shares)	127,227	126,642	125,284
Preferred shares—Basic (in Reais)	2.74	1.97	2.14
Weighted average preferred shares outstanding (in thousands of shares)	254,453	255,571	254,256
Preferred shares—Diluted (in Reais)	2.72	1.96	2.13
Weighted average preferred shares outstanding (in thousands of shares)	255,720	257,023	255,935

39	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH US GAAP

	Share
	capital and
	additional		Unrealized	Treasury
	paid-in	Statutory	income	shares	Investment	Retained
	capital	reserve	reserve	reserve	reserve	earnings	Total

Balances at December 31, 2002	5,457,996	26,817	543,952	(260,426)		2,863,207	8,631,546

Transfer to investment reserve					2,863,207	(2,863,207)
Capitalization of retained earnings	167,605					(167,605)
Appropriation to legal reserve		33,666				(33,666)
Realization of unrealized income			(543,952)			543,952
Dividends						(499,979)	(499,979)
Interest on own-capital						(458,132)	(458,132)
Funds for capitalization transferred to minority interest						(85,473)	(85,473)
Dividends prescribed						11,781	11,781
Net income for the year						812,538	812,538
Transfer to investment reserve					123,416	(123,416)

Balances at December 31, 2003	5,625,601	60,483		(260,426)	2,986,623		8,412,281

Capitalization of retained earnings	167,606					(167,606)
Appropriation to legal reserve		34,464				(34,464)
Acquisition of treasury shares				(247,597)			(247,597)

Notes to the financial statements

	Share
	capital and
	additional		Unrealized	Treasury
	paid-in	Statutory	income	shares	Investment	Retained
	capital	reserve	reserve	reserve	reserve	earnings	Total

Cancellation of treasury shares				205,736	(205,736)
Dividends						(341,868)	(341,868)
Interest on own-capital						(100,000)	(100,000)
Dividends prescribed						15,224	15,224
Net income for the year						751,986	751,986
Transfer to investment reserve					123,272	(123,272)

Balances at December 31, 2004	5,793,207	94,947		(302,287)	2,904,159		8,490,026

Capitalization of retained earnings	154,238					(154,238)
Capital reduction spin-off Contax	(277,065)						(277,065)
Realization of capital reserve	(27,115)					27,115
Donations and fiscal incentives	4,153						4,153
Appropriation to legal reserve		52,982				(52,982)
Appropriation to unrealized income reserve			272,143			(272,143)
Acquisition of treasury shares				(70,979)			(70,979)
Dividends						(1,000,000)	(1,000,000)
Interest on own-capital						(212,044)	(212,044)
Dividends prescribed						30,648	30,648
Net income for the year						1,043,898	1,043,898
Transfer to investment reserve					(589,746)	589,746

Balances at December 31, 2005	5,647,418	147,929	272,143	(373,266)	2,314,413		8,008,637

40  PENSION AND POST-RETIREMENT BENEFITS IN ACCORDANCE WITH US GAAP
The Company, together with other companies in the former Telebrás group, sponsors a multi-employer defined benefit pension and other post-retirement benefit plans, which were operated and administered by Sistel until January, 2005. As of that date, they were transferred to a new entity called “Fundação Atlântico de Seguridade Social”. In addition, the Company sponsors two single-employer benefit pension plans (PBS-Telemar and TelemarPrev) which were also operated and administered by Sistel until January 12, 2005, and thereafter transferred to “Fundação Atlântico de Seguridade Social”.
TelemarPrev, was created to replace the defined benefit plan PBS-Telemar and migrate its active employees to the new plan. The migration process created a curtailment and settlement impact on the post-retirement health care plan under FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, as employees transferring to the defined contribution plan automatically lost their rights to participate in the post-retirement health care plan in the future. At December 31, 2002, 96% of the Company’s active employees had transferred to the new plan. The assets and liabilities relating to the remaining 4% active employees who did not migrate to TelemarPrev continue to be reported in accordance with SFAS 87 and 132 together with the assets and liabilities of the retirees which were already receiving benefits from PBS-Telemar.

Notes to the financial statements

For Brazilian GAAP purposes, TelemarPrev is considered to be a defined contribution plan. However, it also provides risk benefits (death and disability) which were considered as defined benefits for purposes of US GAAP reporting. In addition, upon migration from PBS-Telemar to TelemarPrev, active employees were assigned a credit equivalent to their rights accumulated through the date of migration (called “frozen accumulated benefits”). This amount will be paid individually as monthly benefits from retirement and will be adjusted based on the lowest of inflation and the average return of plan assets. Therefore, the risks of the sponsor are substantially eliminated and, accordingly, the related assets and liabilities were not presented for US GAAP purposes through December 31, 2002.
Effective in January 2003, plan assets were combined and it is no longer possible to objectively link the assets directly related to specific benefit liabilities. As a result, although the frozen accumulated benefits continue not to represent a risk to the Company, the related assets and liabilities are being presented combined with the assets and liabilities of the risk benefits and PBS-Telemar in the presentation of the Pension Plan disclosure as of 2003.
(a)     Change in benefit obligation
The following table sets forth the defined benefit parts of the TelemarPrev plan and the PBS-Telemar defined benefit pension plan’s changes in projected benefit obligation:

	2005	2004

Projected benefit obligation at the beginning of the year	1,491,380	1,371,110
Service cost	9,077	10,667
Interest cost	195,459	179,886
Benefits paid	(86,084)	(75,397)
Changes in assumptions	106,187
Actuarial (gain) loss	10,465	5,114

Projected benefit obligation at end of the year	1,726,484	1,491,380

(b)     Change in plan assets
The following table sets forth the change in the fair value of the assets:

	2005	2004

Fair value of plan assets at the beginning of the year	1,732,630	1,601,778
Actual return on plan assets	248,889	205,840
Participant’s contributions	254	294
Company’s contributions	4,867	115
Benefits paid	(86,084)	(75,397)

Fair value of plan assets at end of year	1,900,556	1,732,630

Notes to the financial statements

(c)     Accrued prepaid pension cost
Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2005	2004

Funded status of plan	174,072	241,250
Unrecognized net actuarial gain	181,388	76,593
Prior service cost	1,841	2,413
Unrecognized transition obligation	(30,917)	(32,566)

Prepaid pension cost	326,384	287,690

(d)     Pension costs
Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2005	2004

Net service cost	9,077	10,667
Interest cost	195,459	179,886
Expected return on plan assets	(237,038)	(219,291)
Amortization of unrecognized net actuarial gain	(79)	(1,371)
Prior service cost	572	572
Amortization of initial transition obligation	(1,649)	(1,649)
Participants’ contributions	(169)	(215)

Net periodic benefit cost	(33,827)	(31,401)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2005, 2004 and 2003.
(e)     Assumptions used in each year (expressed in nominal terms)
The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2005	2004

Discount rate for determining projected benefit obligations	13.4%	13.4%
Expected long-term rate of return on plan assets(*)	14.3%	14.0%
Annual salary increases	7.0%	7.0%
Rate of compensation increase	7.0%	7.0%
Inflation rate assumption used in the above	7.0%	7.0%

(*)	The percentage of 14.3% for the year 2005 is based on a weighted average for the pension plans TelemarPrev and PBS-Telemar.

Notes to the financial statements

(f)     Investment requirements
The Company has no specific investment targets. Its objective is to follow the guidelines established by the “Secretaria de Previdência Complementar” (the Secretary for complementary pension plans), which are shown below.

2005

	TelemarPrev	PBS-Telemar

Equity securities	0%–50%	0%–20%
Debt securities	30%–100%	70%–100%
Real estate	0%–10%	0%–14%
Loans	0%–10%	0%–15%
Fixed income	0%	0%
(g)  Composition of plan assets

	TelemarPrev		PBS-Telemar

	2005	2004	2005	2004

Equity securities	28.75%	20.94%		0%
Fixed income	67.25%	75.36%	92.65%	92.81%
Real estate	3.27%	3.12%	6.40%	6.32%
Loans to participants	0.50%	0.58%	0.81%	0.87%
Other	0.23%		0.14%

Total	100%	100%	100%	100%

(h)  Description of investment policies and strategies
The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3.121 of the National Monetary Council, which establishes investment guidelines.
TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The R$2,117.7 million of assets in December 31, 2005 are divided in the following portfolio: 67.3% in fixed income investments, 28.8% in equity of approximately 36 Brazilian companies, 3.3% in real state, 0.5% represent loans to participants and the remaining 0.2% in others.
PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, fixed income investments are preferred when choosing the allocation of the R$177.9 million assets, representing 92.7% of the po

Notes to the financial statements

(i)  Expected contribution and benefits
Expected employer contributions for the year 2006 are R$223 for the PBS-Telemar plan and R$6 for the TelemarPrev plan.
The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev

2006	11,796	79,410
2007	12,502	85,194
2008	13,314	92,230
2009	14,115	100,674
2010	15,255	110,944
2011 until 2015	91,212	805,981

Annex A—Stock swap protocol
To be filed by amendment.

A-1

Annex B—Valuation report of Rothschild

Rothschild’s valuation report
GENERAL
The valuation analysis discussed herein has been prepared based on prospective financial information prepared and provided by the management of TNL. TNL does not as a matter of regular practice make public projections as to future sales, earnings, or other results. The prospective financial information used to prepare these analyses was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information.
TNL retained N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) to perform certain valuation analyses (the “Valuations”) in order to assist TNL in its determination of a proposed exchange ratio for the exchange of TNL’s and Tmar’s shares into TmarPart’s shares in connection with the corporate restructuring announced on April 17, 2006. On April 19, 2006, TNL made public a Valuation Report prepared by Rothschild containing the Valuations.
You should consider the following when reading the discussion of the Valuations of Rothschild below:

•	TmarPart urges you to read carefully the entire Valuation Report of Rothschild, which is contained in Annex B of this prospectus and are incorporated by reference in this summary and which you can obtain as described in “Where You Can Find More Information.” The description of Rothschild’s Valuations set forth below is qualified in its entirety by reference to the full text of the Valuation Report.

•	Rothschild’s Valuations were prepared for the exclusive use of TNL in connection with its analysis of the Corporate Restructuring, as described further below, and should not be used for any other purposes, including, without limitation, for the formation of capital under the terms of the Brazilian Corporate Law. The Valuations do not constitute Rothschild’s recommendation or opinion to the shareholders of the Telemar Companies with respect to whether the Corporate Restructuring is advisable for any shareholder or the fairness of the Corporate Restructuring from a financial point of view, and should not be used as such. All shareholders should conduct their own analysis of the Corporate Restructuring and should rely on their own financial, tax and legal advisors and not the Valuations in evaluating the Corporate Restructuring.

•	The Valuations do not evaluate the underlying business decision by the Telemar Companies to engage in the Corporate Restructuring and do not constitute a recommendation to any of the Telemar Companies and/or the holders of the respective Telemar Companies’ shares (including, but not limited to, as to how any such holder shall exercise its rights to vote or any other rights with respect thereto).
In rendering its valuation analysis, Rothschild:

•	reviewed certain financial analyses and forecasts for each of the Telemar Companies prepared and approved by its senior management; and

•	reviewed publicly available audited financial statements for the years ended December 31, 2003, 2004 and 2005 of each of the Telemar Companies; and

Annex B—Valuation report of Rothschild

Rothschild also held discussions with members of the senior management of each of the Telemar Companies with respect to the business and prospects of the Telemar Companies and its subsidiaries, and considered other information, financial surveys, analysis, research and financial, economic and market criteria as it deemed appropriate.
In preparing the Valuations, Rothschild has assumed and relied, with the express consent of the Company and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information provided to or discussed with us by the management of the Telemar Companies. Rothschild has not undertaken, and does not hereby undertake, any liability regarding independent validation of the information or to make an independent validation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Telemar Companies, nor has Rothschild examined the solvency or fair value of the Telemar Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, Rothschild undertakes no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the Telemar Companies are solely and exclusively responsible. In addition, Rothschild has not committed to conduct, and has not conducted, any physical inspection of the real estate, other assets or facilities of the Telemar Companies. Rothschild has assumed that the financial analyses and forecasts prepared by the senior management of each of the Telemar Companies, as approved by the senior management of such companies, has been prepared on a reasonable basis reflecting the currently available judgments and opinion of each such company.
Rothschild’s Valuations have been prepared assuming a stable macroeconomic scenario for Brazil. The Valuations and the results therefrom do not purport to reflect the prices at which any of the Telemar Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transaction. You should further understand that Rothschild is not an accounting firm and did not provide accounting or audit services in connection with the Valuations. In addition, since these Valuations are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analysis are intrinsically subject to uncertainties and to various events or factors outside of the control of the Telemar Companies and Rothschild, neither Rothschild, nor any of its affiliates and representatives, undertake any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.
Rothschild’s Valuations are based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, April 19, 2006, the date of the Valuations. As a result, the Valuations are valid exclusively as of that date, as future events and other developments may affect the conclusions reached in the Valuations. Rothschild does not commit to update, review, revise or revoke the Valuations as a result of any subsequent event or development or for any other reason. In connection with the preparation of the Valuations, TNL and its board of directors did not authorize Rothschild to solicit, nor did Rothschild solicite, any indication of interest from third parties to acquire, in whole or in part, the shares of any of the Telemar Companies. Accordingly, the results contained in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which the Telemar Companies could be sold to a third party on the date hereof or in the future. In addition, the results specified in the Valuations do not represent any opinion with respect to the value of any shares of TmarPart (“TmarPart Shares”) to be issued in connection with the Corporate Restructuring or the price at which the TmarPart Shares will be traded after the Corporate Restructuring.

Annex B—Valuation report of Rothschild

In addition, the Valuations treat the Telemar Companies as stand-alone operations and therefore, the analysis and results of the Valuations do not include any operational, fiscal or of other nature, or synergies, incremental value and/or costs for the Telemar Companies, if any, that may arise from the consummation of the Corporate Restructuring. In preparing the Valuations, in accordance with applicable laws and regulations, Rothschild did not take into account the following which may be material (i) the tax consequences of the Transaction for the holders of the Telemar Companies’ shares (other than as stated below), and (ii) the impact of any fees and expenses that may result from the consummation of the Corporate Restructuring, including, but not limited to, those related to any depositary services that may be charged to the holders of TNL’s ADSs. Pursuant to applicable laws and regulations, Rothschild has excluded the tax-related effects associated with the future use by TmarPart of the non-amortized premium arising from the purchase by TmarPart of shares of TNL. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.
The following are summaries of the material analyses conducted by Rothschild in preparation of the Valuations prepared and delivered as of April 19, 2006, and do not purport to be complete descriptions of the analysis performed by Rothschild. The following summaries of financial analysis include information presented in tabular format. You should read these tables together with the text of each summary.
Valuation methodology summary
The Valuations were comprised of two main steps: (i) calculation of the equity value of the Telemar Companies; and (ii) distribution of the equity value among share types (ONs and PNs). The equity value of Tmar was calculated using the discounted cash flow method. The distribution of the equity value among share types was determined as follows: (i) PNs were valued at market price plus the average premium on previous tender offers (“Value of PNs”); (ii) Value of ONs was equivalent to the total Equity Value less the Value of PNs; and (iii) minority ON holders were valued at 80% of the price of the shares held by the controlling shareholder. The value of the holding companies (TNL and TmarPart) was calculated as the value of the shares held by them in their subsidiaries (Tmar and TNL, respectively).
A summary of Rothschild’s valuation methodology is set forth in the following table.

	Item	Methodology

A	Equity Value for 100% of companies	DCF
B	Value for PN shareholders (non-voting)	Market value for PN + average premium on previous tender offers
C	Value for ON shareholders	A minus B
D	Share price — ONs held by controlling shareholders (“ON A ”)	C/ [number of ON A shares + ( 80% * number of ON B shares)]
E	Share price — ONs held by minority shareholders (“ON B ”)	D * 80%
F	Share price — PNs	B/ number of PN shares
Valuation of the Telemar Companies
Rothschild performed a sum-of-the-parts discounted cash flow analysis to generate a range of indicative equity values of Tmar, treating Tmar as a stand-alone entity. The sum-of-the-parts analysis contemplates Tmar’s two main business: the mobile business and the fixed-line business (including all other company’s businesses other than the mobile business). The analysis was performed as of December 31, 2005, based on a projection period from 2006 to 2015. Unlevered free cash flows

Annex B—Valuation report of Rothschild

(operating income less income taxes, plus depreciation and amortization, less increases in working capital and less capital expenditures) before financing costs were projected by Tmar in nominal R$ (which were then converted to US$ based on a market consensus report disclosed by the Central Bank of Brazil) and based on financial statements of Tmar in accordance with Brazilian GAAP and therefore did not include any benefits or losses that may arise from the consummation of the Transaction.
A range of illustrative enterprise values for Tmar was obtained by the sum of (i) the net present value calculated as of December 31, 2005 with respect to the unlevered free cash flows of each of the two main businesses for the projection period, (ii) the net present value calculated as of December 31, 2005 with respect to the terminal value of each of the two main businesses, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (assuming capital expenditures equal to depreciation and excluding temporary tax benefits), (iii) the accrued value of a receivable from Hispamar Ltda, and (iv) the net present value of fiscal benefits derived from the distribution of interest on equity. “Terminal Value” refers to the value of a particular asset at a specific future time. “Present Value” refers to the current value of future cash flows (including terminal value) obtained by discounting such future cash flows (including terminal value) based on an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 10.9% and 11.9% for the fixed-line business and between 12.2% and 13.2% for the mobile business. The perpetuity growth rate (in real terms) utilized for calculating the unlevered free cash flow was between -1.5% and -0.5% for the fixed-line business and between 1.5% and 2.5% for the mobile business.
The indicative equity values calculated for Tmar were determined by subtracting from the enterprise values previously calculated the total value of the net debt, as set forth in the audited balance sheets as of December 31, 2005. Net debt as set forth in the audited balance sheets as of December 31, 2005, included: (i) cash, hedges, debentures, loans and financing, and REFIS, (ii) contingencies, net of judicial deposits, and (iii) interest on equity and dividends already announced but not paid.
Based on these assumptions, the indicative equity values for Tmar ranged from R$30,161 million to R$36,275 million. The results of Rothschild’s sum-of-the-parts discounted cash flow analysis for Tmar are set forth in the following table.

	Consolidated EV and equity
	value of Tmar (R$ million)

	Min	Mid	Max

Enterprise value — fixed-line business	31,250	33,312	35,807
Enterprise value — mobile business	7,431	8,119	8,988
Total	38,681	41,430	44,795
Net debt	8,520	8,520	8,520
Equity value	30,161	32,910	36,275
Rothschild’s valuation of TNL took into consideration that (i) TNL was a holding company which had Tmar as its main investment and (ii) as instructed by TNL’s management, Rothschild did not consider the value of TNL’s other subsidiaries since their contribution was not meaningful. The enterprise value of TNL was determined based on the value of the ON and PN shares that TNL holds in Tmar, as explained in greater detail in Value Distribution Among Share Types below. TNL is the controlling shareholder of Tmar.
The indicative equity values calculated for TNL were determined by subtracting from the enterprise values previously calculated the total value of the net debt, as set forth in the audited balance sheets as of December 31, 2005 and the net present value of projected expenses of TNL parent company. Net debt as set forth in the audited balance sheets as of December 31, 2005, included: (i) cash, hedges,

Annex B—Valuation report of Rothschild

debentures, loans and financing, and REFIS, (ii) contingencies, net of judicial deposits, and (iii) interest on equity and dividends already announced but not paid. The present values of projected expenses were calculated using a WACC between 10.9% and 11.9% and 0% perpetuity growth rate (in real terms).
Rothschild’s valuation of TmarPart took into consideration that (i) TmarPart was a holding company that controlled TNL and Contax, and (ii) the investment in Contax would be spun-off simultaneously to the transaction and, therefore, the value of this investment was not considered in the valuation. The enterprise value of TmarPart was determined based on the value of the ON shares that TmarPart holds in TNL, as explained in greater detail in Value Distribution Among Share Types below. TmarPart is the controlling shareholder of TNL.
The indicative equity values calculated for TmarPart were determined by subtracting from the enterprise values previously calculated the total value of the net debt, as set forth in the audited balance sheets as of December 31, 2005 and the net present value of projected expenses of TNL parent company. Net debt as set forth in the audited balance sheets as of December 31, 2005, included: (i) cash, hedges, debentures, loans and financing, and REFIS, (ii) contingencies, net of judicial deposits, and (iii) interest on equity and dividends already announced but not paid. The present values of projected expenses were calculated using a WACC between 10.9% and 11.9% and 0% perpetuity growth rate (in real terms).
Based on these assumptions, the indicative equity values per ON share for TmarPart ranged from R$2.47 to R$3.31.
Value distribution among share types
Tmar’s and TNL’s PN shares are liquid. TMAR5 and TNLP4 are part of the São Paulo Stock Exchange composite and TNE is one of the most traded ADRs on the NYSE. In light of liquidity and no legal right to vote or tag-along in a change of control, Rothschild believed it was reasonable to use market prices for PN valuation purposes. Moreover, in Tmar there is a provision in the company’s by-laws that allows the company to redeem its PN shares at the greater of paid-in capital per share and market value per share.
Nonetheless, Rothschild also believed it was reasonable to assume that the share price of the PNs does not fully incorporate the value to buyout all the shares held by the public (“Takeout Premium”). Therefore, Rothschild assumed that the value of the PNs ranged between its share price and its share price plus the Takeout Premium.
The Takeout Premium was measured based on the average premium offered/paid on tender offers in Brazil for shares with comparable liquidity. Rothschild reviewed 11 delisting and voluntary tender offers announced in Brazil after 2000, excluding companies with low liquidity and limited significance and comparability. These included tender offers for PN shares of the following companies: Cosipa, Seara, CRT Celular, Tele Centro Oeste Celular Participações, Tele Leste Celular Participações, Tele Sudeste Celular Participações, Bunge, Bompreço, Banespa, Samitri and Odebrecht. For each of the 11 precedent tender offers, Rothschild determined the implied premium offered to minority holders of PN shares in relation to (i) the market price one day before the announcement of the tender offer, and (ii) the 30-day average of the market price prior to the announcement of the tender offer. After reviewing these tender offers, Rothschild determined that the Takeout Premium for PN shares ranged from 20% to 30%.
The Takeout Premium was applied to the average share price over the last 30 days of trading up to April 13, 2006 (adjusted for dividends and interest on equity) of R$35.82 per share for TNLP4 and

Annex B—Valuation report of Rothschild

R$56.65 per share for TMAR5. The closing share price on the day prior to the announcement of the Corporate Restructuring was R$35.02 per share for TNLP4 and R$53.40 per share for TMAR5.
As explained previously, the value of the ONs in the Valuations was a function of the value of 100% of a company’s equity less the value attributed to the PNs. In order to distribute value among the ONs held by the controlling shareholders and the minority shareholders, Rothschild assumed that minority shareholders receive 80% of the price per share paid to the controlling shareholder in lieu of the provision in the Lei das S.A.
The results of Rothschild’s value distribution among share types analysis are set forth in the following table:

		Valuation (based on mid-point
		of the range)

		Tmar	TNL	TmarPart

Equity value	R$ million	32,910	28,419	9,735
Valuation of PN shares
Value per share	R$/share	70.82	44.78	n/a
Total value of PN shares	R$ million	9,316	11,407	n/a
Valuation of ON shares
Total value of ON shares	R$ million	23,594	17,012	9,735
Value per share — controlling shareholders	R$/share	221.55	147.16	2.84
Value per share — minority shareholders	R$/share	177.24	117.73	2.84
Exchange ratios analysis
On the basis of the determinations from the valuation of each of the Telemar Companies and the value distribution among share types, Rothschild computed illustrative exchange ratios between shares of the Telemar Companies. The results of Rothschild’s exchange ratio analysis and sensitivity analysis are set forth in the following tables:

	Conversion of Tmar PN shares into Tmar ON shares

				Number of Tmar		received
	Value per share (R$)			ON shares		per share

Minority shareholders	Min	Mid	Max	Min	Mid	Max

Tmar PN	67.99	70.82	73.65	0.4265	0.3996	0.3688
Tmar ON	159.39	177.24	199.71	1.0000	1.0000	1.0000

	Corporate Stock Swap

				Number of TmarPart		received
	Value per share (R$)			shares		per share

Minority shareholders	Min	Mid	Max	Min	Mid	Max

Tmar ON	159.39	177.24	199.71	64.5687	62.4994	60.3882
TNL PN	42.99	44.78	46.57	17.4142	15.7897	14.0811
TNL ON	103.00	117.73	136.62	41.7265	41.5145	41.3114
TmarPart	2.47	2.84	3.31	1.0000	1.0000	1.0000
The preparation process of economic and financial analysis such as those conducted in the preparation of the Valuations is a complex process which involves subjective judgment and is not susceptible to a partial analysis or a summary description. In arriving at its conclusions, Rothschild did not attribute any subjective value to any particular factor considered by it; rather, Rothschild made qualitative judgments of the importance and relevance of all the factors considered therein. Accordingly,

Annex B—Valuation report of Rothschild

Rothschild believes that the Valuations should be considered as a whole and that the analysis of selected portions and other factors considered therein can result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented in the Valuations refer solely to the Corporate Restructuring and do not extend to any other present or future matters or transactions regarding the Telemar Companies, the economic group to which they belong to or the sector in which they operate.
Rothschild and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Rothschild has been engaged by TNL and, irrespective of whether the Corporate Restructuring is consummated, Rothschild will receive a fee for its services. Moreover, TNL has agreed to reimburse Rothschild’s expenses and indemnify it for certain liabilities that may arise as a result of this engagement. In addition, Rothschild has been engaged to advise the Selling Shareholders in the current secondary offering, and will receive a fee for these services. Rothschild may also provide investment banking services to each of the Telemar Companies and their affiliates in the future. In connection with the above-described services, Rothschild has received, and may receive, compensation.
The companies of the Rothschild group provide services to the securities industry in securities trading, investment management and other related financial services for both companies and individuals. In the ordinary course of these activities, the companies of the Rothschild group may provide such services to each of the Telemar Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Telemar Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Rothschild does not have a direct or indirect interest in the Corporate Restructuring, bearing in mind however that, as common market practice, a portion of Rothschild’s remuneration with respect to the services is subject to the successful execution of the Corporate Restructuring. Except as explained in the first and second sentences of this paragraph, Rothschild does not have a direct or indirect interest in the TmarPart. In our opinion, notwithstanding any statement made herein, neither the controlling shareholders nor the senior management of TmarPart directed, limited, complicated or practiced any act that have or could have compromised the access, utilization or understanding of information, assets, documents or work methodologies relevant for the quality of the Valuations.

Annex C—Proposed bylaws of TmarPart
To be filed by amendment.

C-1

Annex D—APSIS valuation

Valuation report of Apsis
The valuation report discussed in this “Valuation Report of Apsis” has been prepared based on prospective financial information prepared by the management of TmarPart and TNL. TmarPart and TNL do not as a matter of course make public projections as to future sales, earnings, or other results. The prospective financial information used to prepare these valuation reports was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The management of TmarPart and TNL are responsible for such information, and in their view, it was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of TmarPart and TNL. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information.
In connection with the selection of financial advisors, TmarPart and TNL received recommendations from TELEMAR for a potential financial advisor, namely Apsis Consultoria Empresarial Ltda, or Apsis. Apsis was requested to submit a proposal with respect to the fees and services to be provided in the context of the proposed transaction. Apsis was selected on the basis of its experience and expertise and the strength of its proposal. Subsequent to its selection, the Board of Directors of each of TmarPart and TNL ratified the appointment of Apsis.
Neither the independent auditor of TmarPart and TNL, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information used to prepare the valuation reports, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, this prospective financial information.
The valuation report prepared by Apsis
Apsis has been selected and retained as TmarPart’s and TNL’s financial advisor to render a valuation report solely for the purpose of appraising the equity of both TmarPart and TNL, under the same criteria and on the same dates, and at market price, for the purposes of Article 264 of Brazilian Corporate Law, based upon and subject to the considerations and limitations set forth in the valuation report. The valuation report prepared by Apsis is subject to the assumptions and considerations described in such valuation report. Apsis’ advisory services and valuation report were presented to the Board of Directors of each of TmarPart and TNL on April 20, 2006 for use in consideration of the stock swap. The valuation report is not to be used by any other person or for any other purpose and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote on any matters relating to the stock swap. Apsis did not make a recommendation with respect to the exchange ratio, which was determined through discussions between the parties to the stock swap.

Summary of Apsis’ valuation report
Apsis’ valuation report was rendered to the Board of Directors of each of TmarPart and TNL on April 20, 2006. The summary of Apsis’ valuation report set forth below is qualified in its entirety by reference to the full text of the report.
Apsis was contracted by TmarPart and TNL to:

•	calculate the exchange ratios of TNL shares not owned by TmarPart, for TmarPart shares, with the appraisal of the equity of both TmarPart and TNL, under the same criteria and on the same dates, and at market price, for the purposes of Article 264 of Brazilian Corporate Law.
The technical procedures employed in this report comply with the appraisal rules criteria, and the calculations to determine the assets’ value were based on the income, assets and market approach. This report shows the assets and liabilities of TmarPart and TNL at market values, as used to adjust the book net equity of TNL and TmarPart based on the assets approach.
In rendering its valuation report, Apsis held discussions with representatives of each of TmarPart and TNL concerning the nature of their assets and liabilities, in order to calculate the market value and adjust the book net equity of each of TmarPart and TNL. Apsis also performed technical visits in order to inspect the property, plant and equipment listed by TmarPart, TNL and their respective operating subsidiaries.
Apsis’ valuation report was also based on the financial statements of TmarPart and TNL as of and for the twelve-month period ended December 31, 2005.
Managements of each of TmarPart and TNL have advised Apsis that the financial information of each of TmarPart and TNL, respectively, as of and for the twelve-month period ended December 31, 2005, was prepared in accordance with Brazilian Corporate Law. TmarPart and TNL have directed Apsis to rely on such financial information, and Apsis has not performed an independent verification of such financial information and does not assume responsibility therefore.
In addition, in preparing its valuation report, Apsis assumed and relied on the accuracy, completeness and reasonableness of all financial and other information and data supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. In addition, Apsis assumed an obligation to conduct a physical inspection of the properties and facilities of TmarPart, TNL and their respective subsidiaries.
For purposes of its valuation analyses, Apsis did not take into account tax-related effects that TNL’s shareholders may experience in connection with the stock swap, or any fees and expenses that may be incurred in connection with the settlement of that transaction.
Apsis’ valuation report is necessarily based on information available to it and financial, stock market and other conditions and circumstances existing and disclosed to Apsis as of the date of the valuation report.
Apsis has no obligation to update or otherwise revise its valuation report should any future events or conditions affect its valuation analyses or conclusions.
The scope of Apsis’ valuation analyses was limited to the appraisal of the equity of both TmarPart and TNL, under the same criteria and on the same dates, and at market price, for the purposes of Article 264 of Brazilian Corporate Law and did not address, among other things:

•	treatment given to different classes of shares of each of TmarPart or TNL, as the case may be;

•	any other transaction relating to the shares of TmarPart or TNL, as the case may be;

•	TNL’s underlying business decision to effect the stock swap, and

•	the prices at which TNL or TmarPart securities, as the case may be, may actually be sold.

Apsis’ valuation report is not intended to be and does not constitute a recommendation or opinion to TmarPart or TNL, as the case may be, nor does it constitute a recommendation or opinion to any shareholder of TmarPart or TNL, as to any matters relating to the stock swap, including as to how shareholders should vote on the stock swap.
The following is a summary of the material analyses undertaken by Apsis in connection with the rendering of its valuation report. The summary includes information presented in tabular format. In order to fully understand the methodologies used by Apsis, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the analyses.
Using the financial statements provided by management of each of TmarPart and TNL, Apsis performed adjustments on the book value of their assets and liabilities, based on the assets approach— net equity at market value. This methodology derives from GAAP, where the financial statements are prepared based on the historical cost principle, i.e. the acquisition cost. Due to this fact and basic accounting principles, the book value of a company’s assets minus the book value of its liabilities is equal to the book value of its net equity. This methodology first considers the book value of the assets and liabilities, and requires adjustments to a few of these items, so as to reflect their likely realization values. The result of this method may give an initial base to estimate a company’s value, and a useful base to compare the results of other methodologies. On the other hand, the basic principles of economics allow us to create the following appraisal technique: the assets’ defined value minus the liabilities’ defined value is equal to the defined value of a company’s net equity. Within an appraisal view, the relevant value definitions are those appropriate to the appraisal purposes. Therefore, the asset approach aims at evaluating a company’s value by adjusting the book values (net balance) to their respective fair market values. The assets and liabilities deemed relevant are evaluated by the fair market value, with the comparison of this value and its book value (net balance).
The general appraisal criteria used to adjust the assets subject to appraisal at market price are detailed in Apsis’ complete report.
These adjustments, duly analyzed, are added to the book net equity value to determine a company’s market value by the assets approach. The fair market value of a company will be the net equity, with due regard for the adjustments found for the appraised assets and liabilities.

The table below shows TNL net equity at market price, including the respective adjustments of the main accounts:

Relevant accounts		Book value	Market value	Adjustment

		(in millions of reais)
Assets		12,895.43	21,576.56	8,681.12
Short-term assets		3,297.90	3,297.90	0.00
Long-term assets		627.69	524.32	(103.38)
Permanent assets		8,969.84	17,754.34	8,784.50
Investments		8,942.84	17,727.34	8,784.50

Ôi Part.	100.00	0.35	0.13	(0.22)
HiCorp. Comunic.	100.00	104.75	104.53	(0.22)
Telemar Norte Leste	89.89	8,815.12	17,600.11	8,784.99
Telemar Telecom.	100.00	10.01	10.01	0.00
TLN.Net Part.	100.00	4.93	4.89	(0.05)
TNL Trading	100.00	0.03	0.03	0.00
Others		7.63	7.63	0.00
Goodwill/Discount		0.00	0.00	0.00
Fixed assets		27.00	27.00	0.00

Land		8.81	8.81	0.00
Buildings		10.68	10.68	0.00
Transmission/Switching		0.00	0.00	0.00
Network Access/Link		0.00	0.00	0.00
Others		7.51	7.51	0.00
Deferred Assets		0.00	0.00	0.00

Liabilities		(4,536.59)	(6,162.59)	(1,626.00)

Short-term liabilities		(2,775.07)	(2,775.07)	0.00
Long-term liabilities		(1,761.52)	(3,387.52)	(1,626.00)

Net equity		(8,358.84)	(15,413.96)	(7,055.12)

Value of TNL shares

	Share value— per
382,121,700 shares(*)	one thousand shares

Book equity value	R$	21,874.814518
Adjustment per share	R$	18,463.025944
Equity amount adjusted at market value	R$	40,337.840462

(*)	excluding the treasury shares

The table below shows TmarPart net equity at market price, including the respective adjustments of the main accounts:

Relevant accounts		Book value	Market value	Adjustment

		(in millions of reais)
Assets		2,718.88	3,042.32	323.44
Short-term assets		346.06	346.06	0.00
Long-term assets		1.38	1.38	0.00
Permanent assets		2,371.44	2,694.88	323.44
Investments		2,371.43	2,694.87	323.44

Tele Norte Leste Part.	17.48	1,498.52	2,694.81	1,196.29
Others		0.06	0.06	0.00
*Goodwill/Discount		872.85	0.00	(872.85)
Fixed assets		0.01	0.01	0.00

Land		0.00	0.00	0.00
Buildings		0.00	0.00	0.00
Transmission/Switching		0.00	0.00	0.00
Network Access/Link		0.00	0.00	0.00
Others		0.01	0.01	0.00
Deferred assets		0.00	0.00	0.00

Liabilities		(512.76)	(512.76)	0.00

Short-term liabilities		(212.76)	(212.76)	0.00
Long-term liabilities		(300.00)	(300.00)	0.00

Net Equity		(2,206.11)	(2,529.56)	(323.44)

Value of TmarPart shares

	Share value—per
	one thousand
3,432,901,120 shares	shares

Book equity value	R$	642.638573
Adjustment per share	R$	94.218079
Equity amount adjusted at market value	R$	736.856653
After adjusting the net equity of TNL and TmarPart at market values, the table below shows the calculation of the exchange ratios:
Exchange ratio calculation
Phase 1 (TNL stock swap)
Net equity at market

	TmarPart	TNL

Net equity at market (in millions of reais)	R$2,530	R$15,414
Total shares	3,432,901,120	382,121,700
Per thousand of shares (in reais)	R$0.736857	R$40.337840
Exchange ratio	54.743131	1.000000

Note:     Amount of TmarPart shares for one TNL share
The preceding discussion is a summary of the materials furnished by Apsis to the Boards of Directors of TmarPart and TNL and the respective shareholders of each of TmarPart and TNL, but it does not purport to be a complete description of the analyses performed by Apsis. The preparation of the valuation report is a complex process involving technical judgments and is not necessarily susceptible to partial analyses or summary description. Accordingly, Apsis believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Apsis and its valuation report.
In its analyses, Apsis made numerous assumptions with respect to TmarPart, TNL, their respective subsidiaries, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TmarPart, TNL and Apsis. Any estimates contained in Apsis’ analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of the values of TmarPart and TNL do not purport to be appraisals or necessarily to reflect the prices at which TmarPart and TNL may actually be sold. Because these estimates are inherently subject to uncertainty, none of TmarPart, TNL, Apsis, their respective affiliates or any other person assumes responsibility if future results or actual values differ materially from the estimates.
Apsis’ qualifications to render the valuation report arise from its extensive experience as an internationally recognized consulting company engaged, among other things, in the valuation of companies and other businesses and their securities in Brazil and elsewhere, in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

DEALER PROSPECTUS DELIVERY OBLIGATIONS
Until                                         , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.